Form 20-F
period 2018-02-28
Four Seasons Education (Cayman) Inc.
filed 2018-06-27
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38264

Four Seasons Education (Cayman) Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

5th Floor, Building C Jin’an 610

No. 610 Hengfeng Road, Jing’an District

Shanghai 200070

People’s Republic of China

(Address of principal executive offices)

Yi Zuo, Chief Financial Officer

Tel: +86 21 6317-8899
E-mail: ir@fsesa.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each two representing one ordinary share, par value US$0.0001 per share*	New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

24,026,591 ordinary shares, par value US$0.0001 per share, as of February 28, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires:

•	“Four Seasons,” “we,” “us,” “our company” and “our” are to Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company, and its subsidiaries, its VIEs and its VIEs’ affiliated entities;
•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
•

“variable interest entities” or “VIEs” are to Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and “affiliated entities” refers to our VIEs, the VIEs’ branches and direct and indirect subsidiaries, and the VIEs’ affiliated entities that registered as private non-enterprise institutions under the PRC laws;

•	“attrition rate” are to the number of teachers who left our company during a certain period divided by the average of the number of teachers at the beginning and the end of the period;
•

“gross billings” are to the total amount of cash received for the sale of courses in a specific period, net of the total amount of refunds in such period but inclusive of sales tax and value-added tax, or VAT;

•	“K-12” are to the three years before the first grade through the last year of high school;
•

“student enrollment” are to the cumulative total number of courses enrolled in and paid for by our students during a certain period, including multiple courses enrolled in and paid for by the same student;

•	“learning center” are to the physical establishment of an education facility at a specific geographic location, directly owned and operated by one of our VIEs or their affiliated entities;
•	“tier 1 cities” are to the four most developed cities in the China, namely Beijing, Shanghai, Shenzhen and Guangzhou;
•

“the 2016 fiscal year” are to the fiscal year ended February 29, 2016, “the 2017 fiscal year” are to the fiscal year ended February 28, 2017 and “the 2018 fiscal year” are to the fiscal year ended February 28, 2018;

•	“ADSs” are to our American depositary shares, each two of which represents one ordinary share;
•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
•	“RMB” and “Renminbi” are to the legal currency of China; and
•	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28, 2017 and 2018 and our audited consolidated statements of operations, statements of comprehensive income (loss), statements of cash flows and statements of changes in shareholders’ equity for the years ended February 29, 2016, February 28, 2017 and 2018.

Our reporting currency is the Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and our VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.3280 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 28, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all. On June 15, 2018, the noon buying rate for Renminbi was RMB6.4379 to US$1.00.

We listed our ADSs on the NYSE under the symbol “FEDU” on November 8, 2017. On November 10, 2017, we completed the initial public offering of 9,200,000 ADSs and the underwriters exercised their over-allotment option on December 11, 2017 for the purchase of 408,738 additional ADSs.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;
•	our ability to maintain and increase our student enrollment;
•	our ability to continue to offer new and attractive courses and increase our course fees;
•	our ability to retain our teachers, as well as our ability to engage and train new teachers;
•	expected market demand for our learning centers;
•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	growth of and trends of competition in our industry;
•	the expected growth and competition of the K-12 after-school education service market in the PRC;
•	the expected growth of private education in the PRC;
•	our expectation regarding the use of proceeds from our initial public offering;
•	government policies and regulations relating to our industry; and
•	general economic and business conditions in the PRC.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended February 28/29, 2016, 2017 and 2018 and selected consolidated balance sheet data as of February 28, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended February 28/29
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenues	93,801	203,188	300,533	47,493
Cost of revenues	(54,986)	(85,349)	(109,444)	(17,295)
Gross profit	38,815	117,839	191,089	30,198
Operating expenses
General and administrative expenses	(27,725)	(42,071)	(92,932)	(14,686)
Sales and marketing expenses	(4,827)	(12,563)	(36,565)	(5,778)
Operating income	6,263	63,205	61,592	9,734
Subsidy income	299	579	2,432	384
Interest income, net	1,094	3,037	5,546	876
Other expenses, net	(1,953)	(1,089)	(1,302)	(206)
Fair value change of warrants	(31,766)	(28,473)	—	—
Income (loss) before income taxes and income (loss) from equity in affiliates	(26,063)	37,259	68,268	10,788
Income tax expense	(4,841)	(19,804)	(26,424)	(4,176)
Loss from equity in affiliates, net of taxes	(184)	(116)	—	—
Net income (loss)	(31,088)	17,339	41,844	6,612
Net loss attributable to the non-controlling interest	(112)	(327)	(2,529)	(400)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666	44,373	7,012
Net income (loss) per ordinary share:
Basic	(2.21)	0.97	2.15	0.34
Diluted	(2.21)	0.94	1.98	0.31
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	14,000,000	14,000,000	17,057,056	17,057,056
Diluted	14,000,000	14,470,129	18,524,644	18,524,644
Net income (loss)	(31,088)	17,339	41,844	6,612
Foreign currency translation adjustments	1,967	4,434	(34,771)	(5,493)
Comprehensive income (loss)	(29,121)	21,773	7,073	1,119
Less: Comprehensive loss attributable to non-controlling interest	(112)	(327)	(2,529)	(400)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	(29,009)	22,100	9,602	1,519

	As of February 28
	2017	2018
	RMB	RMB	US$

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	230,968	583,424	92,181
Total current assets	282,618	595,025	94,031
Total assets	296,126	792,282	125,203
Total current liabilities	124,683	134,334	21,230
Total liabilities	124,683	134,334	21,230
Total mezzanine equity	163,807	—	—
Total equity	7,636	657,948	103,973

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to continue to attract students to enroll in our education programs, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our education programs. Therefore, our ability to continue to attract students and increase our student enrollment is critical to the continued success and growth of our business. This ability in turn depends on several factors, including our ability to develop new programs and courses and enhance our existing ones to respond to changes in market trends and student demand, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high quality educational content and respond effectively to competitive pressure. If we are unable to continue to attract students to enroll in our programs, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Students and their parents may decide not to continue to enroll in our programs for a number of reasons, including a perceived lack of improvement in students’ academic performance or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students and their parents by delivering a satisfactory learning experience and improving their academic performance. Our services may fail to improve a student’s performance and a student may perform below expectations after completing our programs. Our ability to improve the academic performance of our students is largely dependent upon the ability, efforts and time commitment of each student, which are beyond our control. Additionally, our programs may not be able to meet the expectations of our students and their parents or satisfy all of their needs. Satisfaction with our services may be affected by a number of factors, many of which may not relate to the effectiveness of our course curriculum and content. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If students or parents feel that we are not providing them the experience they are seeking, they may choose to withdraw from and/or not to renew their existing programs. We generally offer refunds for remaining classes to students who decide to withdraw from a course. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected.

In addition, if a significant number of students fail to improve their performance after attending our programs or if their learning experiences with us are unsatisfactory, they may decide not to continue to enroll in our programs or refer other students to us. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

The majority of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities. As of February 28, 2018, 22 of our 38 fully operational learning centers did not possess the educational permit or business license that they require, including 19 of our 31 fully operational learning centers in Shanghai and three of our seven fully operational learning centers in other cities in China, representing45.3% of our revenues in the 2018 fiscal year.

Under the amended Private Education Law, schools that will operate for profit must obtain an educational permit before obtaining a business license. In addition, fire safety regulations and other relevant regulations require each learning center to obtain a fire safety permit before applying for an educational permit. See “—A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.” If we are unable to obtain a fire safety permit or an educational permit, we will be unable to obtain a business license for our currently unlicensed learning centers. In addition, if we do not obtain all of the required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.

Each school must obtain a fire safety permit in order to qualify for an educational permit or a business license. As of February 28, 2018, we had 11 learning centers that have not obtained fire safety permits, accounting for 14.4% of our revenues in the 2018 fiscal year. We are in the process of obtaining some of these outstanding fire safety permits. However, if we are unable to obtain fire safety permits as required, we may not be able to obtain educational permits or business licenses for such learning centers, we may be subject to fines and we may be unable to continue operations at such learning centers, which could materially and adversely affect our business and results of operations. See “Item 4. Information on this Company — B. Business Overview — Regulations” for further details on the fire safety regulations applicable to our learning centers.

According to PRC laws and regulations, venues for children’s activities cannot be located above the third floor of a building. As of February 28, 2018, 13 of our 38 learning centers in operation are located above the third floor of a building. Of these, six do not have a fire safety permit, and seven are not in full compliance with fire safety regulations. These 13 learning centers represent 34.4% of our revenues in the 2018 fiscal year. If these learning centers are inspected, we may be subject to fines and we may be unable to continue operations at them, which could materially and adversely affect our business and results of operations.

The majority of the lease agreements for our learning centers that are located above the third floor of a building have durations of between two and seven years. Moving learning centers that are located above the third floor of a building in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs, in addition to the costs of relocation, renovation and decoration, and it may disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

Some of our schools are restricted in their ability to distribute profits to their sponsors. The service arrangements between Shanghai Fuxi and our private schools may be regarded as circumventing this restriction.

According to the Private Education Law, prior to its amendment on November 7, 2016, the sponsor of a private school may elect to require reasonable returns. A sponsor that requires reasonable returns can receive dividends after deducting relevant payments to statutory reserves, and a sponsor that does not require reasonable returns cannot receive dividends from the private school. The amended law abolished such distinction. According to the amended Private Education Law, private schools can be established as non-profit or for-profit entities. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. Existing private schools must re-register as either non-profit school or for-profit schools. However, the amended Private Education Law remains silent on the specific measures for the re-registration process, which, according to the amended law, will be regulated by the corresponding laws and regulations promulgated by local authorities. As of the date of this annual report, no such local regulations have been promulgated.

Currently we have six schools that have entered into service agreements with Shanghai Fuxi. The sponsor of one of these schools has elected to require reasonable returns, while the sponsors of the other schools has not. According to the relevant service agreements between these six schools and Shanghai Fuxi, a significant portion of any profits earned by these schools will be paid to Shanghai Fuxi as service fees. As advised by Fangda Partners, our PRC counsel, our right to receive the service fees from our schools under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations, and therefore does not contravene any PRC laws and regulations. However, if the relevant PRC government authorities take a different view, for example, if the local authorities view some of these schools as non-profit schools and such service fees as “operating profits” taken by the sponsors, the authorities may find these private schools and their respective sponsors in violation of PRC laws and regulations. The authorities may seek to confiscate any or all of the service fees that have been paid by these schools to Shanghai Fuxi, or even revoke the educational permits of these schools, which may materially and adversely affect our business and financial results.

Failure to effectively and efficiently manage the expansion of our learning center network may materially and adversely affect our ability to capitalize on new business opportunities.

We have grown rapidly in the past few years, expanding our network from 10 learning centers in Shanghai as of February 28, 2015 to 38 learning centers in six cities in China as of February 28, 2018. We will continue to further establish our presence in existing markets, expand our operations into new markets and make efforts to increase the utilization rates of both our existing and new learning centers. However, we may not succeed in executing our growth strategies or be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

•	we may fail to identify new cities and areas with sufficient growth potential to expand our network;
•	it may be difficult to increase the number of learning centers in more developed cities or areas, such as Shanghai;
•	we may fail to effectively market our programs in new markets or promote our programs in existing markets;
•	we may not be able to replicate our successful growth model in Shanghai in other geographic markets;
•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;
•	we may fail to obtain the requisite licenses and permits from local authorities necessary to open learning centers at our desired locations;
•	we may be unable to continue to develop or refine our curriculum and course content and improve our students’ academic performance;
•	we may be unable to successfully execute new growth strategies;

•	we may be unable to successfully cooperate with our local business partners or integrate acquired businesses with our current service offerings and achieve anticipated synergies; and
•	we may fail to achieve the benefits we expect from our expansion.

These risks may increase significantly when we expand into new cities. Establishing new learning centers and managing the growth of a geographically diverse business also involves significant risks and challenges and requires us to make investments in management, capital expenditures, marketing and other resources. We may find it difficult to manage financial resources, implement a consistent service standard and operational policies and maintain our operational, management and technology systems across our network. If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

Implementation of the new laws in the PRC may adversely affect our business operations.

The principal regulations governing private education in China consist of the Education Law of the PRC, the Private Education Law, and the Implementation Rules for the Private Education Law. Before the amended Private Education Law came into force on September 1, 2017, no organization or individual may establish or operate a private school, which is broadly defined as schools or other educational organizations established by social organizations or individuals using non-governmental funds for commercial purposes, except for “reasonable returns.” These PRC laws and regulations also provide that, to establish a private school, one shall first apply with the relevant authorities in charge of education or labor and social welfare, as applicable, for a private school operating permit, and shall then register the private school with the Ministry of Civil Affairs or its local counterparts as a private non-enterprise institution after successfully obtaining a private school operating permit. These PRC laws and regulations on private education generally apply to the establishment and operation of all learning centers, except for the commercial private training institutions registered with the State Administration for Industry and Commerce and its local counterparts. In certain pilot areas such as Shanghai, establishing a commercial training institution requires filing applications with the local counterparts of State Administration for Industry and Commerce in Shanghai for business registration. The relevant local counterparts of State Administration for Industry and Commerce in Shanghai checks the applicants’ compliance records with the local authorities in charge of education or human resources and social welfare as it reviews such applications. On the other hand, in Jiangxi, Anhui and Jiangsu provinces, after-school learning centers shall be established and registered as private schools and to obtain private school operating permits and complete the private non-enterprise institutions registration process following the local regulations. See “Item 4. Information on this Company — B. Business Overview — Regulations — Regulations Relating to Private Education” and “Item 4. Information on this Company — B. Business Overview— Regulations — Local Regulations Relating to Commercial Private Training.”

The Standing Committee of the National People’s Congress amended the Private Education Law on November 7, 2016, and the amended Private Education Law became effective on September 1, 2017. According to the amended Private Education Law, private schools for after school tutoring can be established as for-profit private schools or non-profit private schools at the election of the school sponsors. In addition, if a school established before the promulgation of the amended Private Education Law took on September 1, 2017 chooses to become for-profit, it needs to first assess its assets, identify property ownership, pay relevant taxes and duties and re-apply for registration before such school can continue with its operations. See “Item 4. Information on this Company — B. Business Overview — Regulations — Regulations Relating to Private Education.” The amended Private Education Law, accompanied with its relevant implementation rules and regulations may bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones. Currently, we are in the process of obtaining these new licenses and permits and updating the existing ones. However, it remains uncertain how the amended law will be interpreted and implemented and impact our business operations . In addition, the local government authorities in the cities where we operate our business have implemented or might implement different local rules, and we might need to make unexpected investments in making compliance efforts.

Our operations are heavily concentrated in Shanghai, and any event negatively affecting the after-school education market in Shanghai could have a material adverse effect on our overall business and results of operations.

We derived 96.2% of our gross billings in the fiscal year of 2018 from our operations in Shanghai and we expect our services in Shanghai to continue to generate the majority of our gross billings for the foreseeable future. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region or the learning centers located in this region. Any material adverse social, economic, regulatory or political development, any changes in the local education laws and regulations, or any natural disaster or epidemic affecting this region could negatively affect the demand for and/or our ability to provide after-school education services. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating history with our middle school and kindergarten programs. Our newer programs may not be as attractive and profitable as our elementary school math programs.

We primarily provide after-school math education services for elementary school students. We launched our kindergarten programs in 2015 and middle school programs in 2017. In the 2018 fiscal year, our kindergarten programs and middle school programs had student enrollments of 3,387 and 10,432, respectively. We have limited operating history and experience with these two programs. As we plan to continue to expand our middle school and kindergarten programs, we may need to devote substantial resources to course design, marketing and teacher recruiting. However, our efforts to improve, expand, and promote our elementary and middle school programs may not be successful and we may not achieve comparable profitability to our elementary school programs, or at all.

Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in Shanghai and the PRC could render our courses and services less attractive to students.

Under the PRC education system, school admissions rely heavily on entrance examination results. Students in most cases are required to take entrance exams for admission to high school, and their performance in those exams is critical to their educational career and future employment prospects. In addition, although exams are not required for entering middle schools, most middle schools still use entrance exam results as a key factor in evaluating students’ academic performance and many schools administer their own assessment tests to evaluate prospective students. It is therefore common for students to take after-school classes to improve test performance, and the success of our business to a large extent depends on the continued use of entrance exam tests by schools in their admissions. However, such heavy emphasis on exam scores may decline or fall out of favor with educational institutions or education authorities in the PRC. For example, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. Instead, high schools in Yunnan have started to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits private competitions in elementary and middle schools. Although we do not offer after-school education services in Yunnan Province, it is possible that the local governments in the areas where we have operations may adopt similar measures. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, entrance exams and assessment tests at all grade levels in the PRC constantly undergo changes and development in terms of subject and skill focus, question type and format. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

In addition, outstanding performance in domestic and international math competitions can substantially boost a student’s chance of admission into key middle schools and high schools by serving as evidence of excellence in academics and extracurricular activities, supplementing standardized entrance examination scores, or in certain circumstances qualify students for an exam-free admission into top schools. Any change in the admission policies or criteria that decreases the weight of math competition performance in the admission process as adopted by schools or mandated by government regulations may take away incentives for parents to enroll their children in our programs, materially and adversely affecting our business, results of operations and financial conditions. For instance, pursuant to the Notice of Shanghai Municipal Education Commission on Strengthening the Administration of Prohibiting to Treat Various Competition Prizes as Basis for Admission by Compulsory Education Schools in the School Year of 2016 issued by Shanghai Municipal Education Commission in November 2016, certificates and prizes obtained from competitions such as Olympic math competitions and English level tests must not be treated as basis for admission by compulsory education stage schools.

We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our education services to students.

Our faculty is critical to maintaining the quality of our education and services and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements, not only in Shanghai, where we currently operate a majority of our learning centers, but even more so in other parts of the PRC. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ all of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. Although the attrition rate of our teachers was only 12.6% in the 2018 fiscal year, we may not be able to maintain this attrition rate as we expand our operations. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decline in the quality of our teachers’ classroom performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve our existing program curriculum and content or to develop new courses on a timely basis and in a cost-effective manner.

We constantly update and improve the content of our existing courses and develop new courses to meet market demand. Changes to our curriculum and course content may not always be well received by existing or prospective students or their parents. If we cannot respond effectively to changes in market demand, our business may be adversely affected. Even if we are able to develop new courses that are well received, we may not be able to introduce them as quickly as our students may require. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.

Offering new courses or modifying existing courses may require us to invest in curriculum and educational content development, train new teachers or re-train existing ones, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with new course content, particularly in subjects other than math, and may need to modify our systems and strategies to introduce new courses or content. If we are unable to improve the content of our existing courses, and offer new courses on a timely basis and in a cost-effective manner, our results of operations and financial condition could be adversely affected.

Any damage to our brand or the reputation of any of our learning centers may adversely affect our overall business, prospects, results of operations and financial condition.

We believe that market awareness of our “Four Seasons Education” brand and our solid reputation in the math education industry have contributed significantly to the success of our business, and that maintaining and enhancing our brand are critical to maintaining our competitive advantage. Our brand and reputation could be adversely affected under many circumstances, including the following:

•	our students are not satisfied with our programs and related services;
•	we fail to maintain the quality and consistency of our service standards as we expand our course offerings into different subjects and extend our geographic reach;
•	we fail to properly manage accidents or other events that injure our students;
•	our faculty or staff behave or are perceived to behave inappropriately or illegally;
•	our faculty or staff fail to appropriately supervise students under their care;
•	we fail to conduct proper background checks on our faculty or staff;
•	we lose a license, permit or other authorization to operate a learning center;
•	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;
•	our learning center facilities do not meet the standards expected by parents and students; and
•	learning center operators with lower quality abuse our brand name or those with brand names similar to ours by conducting fraudulent activities and creating confusion among students and their parents.

The likelihood that any of the foregoing may occur increases as we expand our learning center network. These events could influence the perception of our learning centers not only by our students and their parents, but also by other constituencies in the education sector and the general public. Moreover, an event that directly damages the reputation of one of our learning centers could adversely affect the reputation and operations of our other learning centers. As we mainly rely on word-of-mouth referrals to attract prospective students, if our brand name or reputation deteriorates, our overall business, prospects, results of operations and financial condition could be materially and adversely affected.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

We have offered after-school math education services since 2010, and have experienced significant growth in terms of learning centers, operations and revenues. Our revenues increased by 47.9% from RMB203.2 million in the 2017 fiscal year to RMB300.5 million (US$47.5 million) in the 2018 fiscal year. Our net income increased by 141.3% from RMB17.3 million in the 2017 fiscal year to RMB41.8 million (US$6.6 million) in the 2018 fiscal year. We have been making continuous efforts to expand our course offerings, launching our Ivy programs and kindergarten programs in 2015 as well as our middle school programs in 2017. We are also expanding our learning center network to cities other than Shanghai and have established seven learning centers outside of Shanghai since 2015. However, any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the after-school education service industry in the PRC, changes in spending on after-school education, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance.

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level and the programs that the student is enrolled in. Although we have been able to increase our tuition rates in the past, we may not be able to maintain or increase our tuition in the future without adversely affecting the demand for our services.

Furthermore, our tuition rates are subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels sufficient for us to remain profitable.

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

Our business has experienced significant growth in recent years. We launched our kindergarten programs in 2015 and our middle school programs in 2017. The number of our learning centers has also grown from 10 learning centers as of February 28, 2015 to 38 learning centers as of February 28, 2018. We plan to leverage our educational content, understanding of the math education market and scalable business model through collaboration with other education institutions and partners to continue growing our business. Our future success depends, in part, on our growth and expansion efforts. We expect to encounter challenges to our existing content development, faculty, technology and capital resources in such expansion. Our planned expansion will also place significant pressure on us to maintain our teaching quality and consistency of our service standards, controls and policies. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, administrative and management personnel. We may not be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations. Our failure to effectively and efficiently manage our growth and expansion may materially and adversely affect our financial condition and results of operations.

We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The after-school education market in the PRC, including in Shanghai, where we currently operate most of our learning centers, is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and potentially intensify. We face competition in each type of service we offer and in each geographic market in which we operate.

Our student enrollment may decrease due to this competition. Some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing after-school education services. As a result, our competitors may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

Our Ivy programs may compete with our standard programs.

We are constantly developing new programs and services to meet changes in student demands, testing materials, admission standards, market trends and technologies. In particular, we expanded our course offerings with personalized programs of various difficulties and grade levels to cater to our students’ specific needs. We started our elementary school Ivy programs in 2015 and launched our middle school Ivy program in 2017. In the 2017 fiscal year and the 2018 fiscal year, the student enrollment for our Ivy programs was 21,513 and 22,763, respectively. As our Ivy programs grow rapidly, they may compete with our standard programs or render obsolete some of our existing programs without increasing our total student enrollment. If we are unable to increase our total student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

We may face risks and uncertainties with respect to the licensing requirements for Internet audio-video programs and our mobile app. Failure to comply with these requirements may materially adversely affect our business and results of operations.

We may be required to obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. For example, the content we use on our website and mobile app, including course materials and audio-video content, may be deemed “Internet cultural products,” and our use of such content may be regarded as “Internet cultural activities.” Thus, our VIEs and other PRC affiliated entities may be required to obtain an Internet Culture Business Operating License for provision of such content through our websites or mobile app as currently there is no further official or publicly available interpretation of those definitions. In addition, as supplementary course materials, we offer certain audio-video content on our websites. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-video program service,” our VIEs and other PRC affiliated entities may be required to obtain a license for disseminating audio-video programs through information network. If this occurs, we may not be able to obtain such license and may further be subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Our business could be disrupted if we lose the services of members of our senior management team.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may experience changes in our senior management in the future for reasons beyond our control. In addition, key management personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, who collectively have significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily, or at all. Our inability to attract and retain qualified senior management members and teaching staff in a timely manner could materially and adversely affect our business, prospects, results of operations and financial condition.

If we fail to integrate or negotiate successfully any future acquisitions, our business and operating results could be materially and adversely affected.

We may acquire additional learning centers or other education businesses in the future. If we are unable to successfully integrate the acquired businesses, our business and operating results may be harmed. We may be unable to identify appropriate acquisition targets. If we do identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, the businesses and learning centers we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Failure to control rental costs or obtain leases at desired locations at reasonable prices could materially and adversely affect our business.

All of our learning centers and our headquarters are on leased premises. Our lease terms generally range from two to six years. We may not be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our offices and service and learning centers as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from term to term, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students and their parents typically pay the tuition prior to the commencement of a term, and we recognize revenues from the delivery of education services on a straight-line basis over the term. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

Capacity constraints of our teaching facilities could cause us to lose students to our competitors.

The teaching facilities of our learning centers are limited in number and size of classrooms. We may not be able to admit all students who would like to enroll in our programs due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve them and to potentially develop a long-term relationship with them for continued services. If we fail to expand our physical capacity as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

Higher labor costs in the PRC may adversely affect our business, financial conditions and results of operations.

Labor costs in the PRC have increased with the PRC’s economic development, particularly in the large cities, such as Shanghai, where a majority of our learning centers are currently located. According to the National Bureau of Statistics of China, the average wage of private education institution employees in urban cities in China increased at a CAGR of 11.1% nationwide between 2010 and 2015, and 14.6% in Shanghai during that same period. We expect that our labor costs, including wages and various statutory employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our programs, our profitability and results of operations may be materially and adversely affected.

Accidents, injuries or other harm suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

In the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions or negligence of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may make parents unwilling to allow their children to attend our classes. We could also face claims alleging that we are negligent and provide inadequate supervision to our employees or contractors, and therefore be liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. Although we have not encountered any injury to our students on our premises, we cannot assure you that there will not be any in the future. Our insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees or independent contractors could adversely affect our reputation and ability to attract and retain students. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered four of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our students. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our course materials or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. In addition, we are unable to register the trademarks of some of our major brand names and logos such as “Four Seasons Education” in Chinese characters. Therefore, there is no assurance that we can continue to use such trademarks in the PRC. We may be required to explore the possibility of acquiring trademarks or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. Third parties may bring claims against us alleging our infringement of their intellectual property rights. Third parties bringing such claims may be able to obtain an injunction to prevent us from delivering our services or using trademarks containing the alleged infringing intellectual property. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources and could damage our reputation. If a PRC court or tribunal holds that we have infringed any trademark belonging to others, we may be forced to change our brand names or logos. Our teachers may, against our policies, use third-party copyrighted materials without proper authorization in our classes. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on this Company — B. Business Overview — Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in the PRC is still at an early stage of development, and as a result insurance companies in the PRC offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

System disruptions to our websites or computer systems could damage our reputation and limit our ability to retain students and increase student enrollment.

The performance and reliability of our websites and computer systems are critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, sudden and significant increases in online traffic or hacking of our systems, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our students and their parents. In addition, our computer systems store and process important information including class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. We may suffer disruption to our operations if there is a failure of the database system or the backup system. Any disruption to our computer systems could therefore have a material adverse effect on our operations and ability to retain students and increase student enrollment.

We face risks related to natural disasters, health epidemics or public safety concerns in the PRC.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns such as terrorism, war or social instability affecting the PRC, and particularly Shanghai. If any of these occurs, our learning centers and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such events. In addition, any of these could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, holders of our outstanding options were entitled to purchase a total of 2,600,000 ordinary shares. As a result, we incurred share-based compensation expense of RMB23.5 million (US$3.7 million) in the 2018 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the 2016 and 2017 fiscal years, we and our independent registered public accounting firm identified two material weaknesses and two significant deficiencies in our internal control over financial reporting as well as other control deficiencies as of February 28, 2017. The same material weaknesses and significant deficiencies were identified in connection with the audit of our consolidated financial statements for the 2018 fiscal year. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting — Internal Control over Financial Reporting.” We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Risks Related to Our Corporate Structure

Our after-school education service business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our after-school education service business is subject to extensive regulations in the PRC. The PRC government regulates various aspects of our business and operations, such as standards of school establishment and operations, student recruitment activities and tuition levels. The laws and regulations applicable to the after-school education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct our after-school education business in the PRC primarily through contractual arrangements among (i) Shanghai Four Seasons Education and Training Co., Ltd., (ii) Shanghai Four Seasons Education Investment Management Co., Ltd., (iii) our relevant affiliated entities, and (iv) our VIEs’ shareholders, including Mr. Peiqing Tian and Mr. Peihua Tian. We operate our after-school education business in the PRC through Shanghai Four Seasons Education and Training Co., Ltd. and through the learning centers controlled and held by Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education and Investment Management Co., Ltd. We have been and expect to continue to be dependent on our affiliated entities to operate our after-school education business. See “Item 4. Information on this Company — C. Our Corporate Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry in the PRC, the Ministry of Commerce, which regulates foreign investments in the PRC, the Ministry of Civil Affairs, which regulates the registration of schools in the PRC, and the State Administration of Industry and Commerce, which regulates the registration and operation of education training companies in the PRC, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of ours and/or our affiliated entities’;
•	discontinuing or restricting any related-party transactions between us and our affiliated entities;
•	imposing fines and penalties, or additional requirements for our operations which we, or our affiliated entities may not be able to comply with;
•	requiring us to restructure the ownership and control structure or our current schools;
•

restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in the PRC, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many PRC-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry, in relation to these types of contractual arrangements. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers and subsidiaries, we may not be able to consolidate Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in the PRC or Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers or subsidiaries.

The Draft Foreign Investment Law stipulates sweeping changes to the PRC foreign investment legal regime and has a significant impact on businesses in the PRC controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, the Ministry of Commerce published a draft PRC Foreign Investment Law for public comment. At the same time, the Ministry of Commerce published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in the PRC controlled by foreign invested enterprises, primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign-Invested Enterprise Law, as well as detailed implementing rules. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Foreign Investment Law is to regulate foreign invested entities the same way as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either foreign “restricted” or “prohibited.” The draft Foreign Investment Law also provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain foreign invested entities operating in foreign restricted or prohibited industries through contractual arrangements may not be able to continue to conduct their operations.

The specifics of the application of the draft Foreign Investment Law to variable entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities.

The Ministry of Commerce suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. We are majority controlled by Mr. Peiqing Tian, a PRC national; therefore, it increases the likelihood that our company may be deemed “Chinese” controlled. In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with our VIEs and their shareholders and relevant affiliated entities in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIEs, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions, including Mr. Peiqing Tian, our largest shareholder, to operate our after-school education business. For a description of these contractual arrangements, see “Item 4. Information on this Company — C. Corporate Structure.”

The revenue contribution of our affiliated entities has historically accounted for 100.0% of our total revenues. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over our VIEs and our learning centers. Any failure by our affiliated entities, including our VIEs and our learning centers controlled and held by our VIEs and the shareholders of our VIEs, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in the PRC could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Our largest shareholder, Mr. Peiqing Tian, may have potential conflicts of interest with us and not act in the best interests of our company.

Mr. Peiqing Tian is the controlling shareholder of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. He is also the largest shareholder of our company. We cannot assure you that Mr. Peiqing Tian will act in the best interests of our company. We rely on Mr. Peiqing Tian to comply with the terms and conditions of the contractual arrangements. Although Mr. Peiqing Tian is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Peiqing Tian does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our VIEs, the shareholders of our VIEs and relevant affiliated entities are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in the PRC through contractual arrangements with our affiliated entities and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

To utilize the proceeds of the initial public offering in the manner described in “Use of Proceeds” in the registration statement, we currently have plans for using 25.0% of the proceeds in China. As an offshore holding company of our PRC subsidiaries and affiliated entities, we are permitted under PRC laws and regulations to provide funding to Shanghai Fuxi, our wholly-owned PRC subsidiary, through loans or capital contributions, and to our VIEs and the subsidiaries of the VIEs through loans. However, such uses are subject to PRC regulations and approvals. For example:

•

loans by us to Shanghai Fuxi, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered or filed with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, must be filed with the relevant government authorities and must also be filed with SAFE or its local counterparts; and
•	capital contributions to Shanghai Fuxi must be filed with the Ministry of Commerce or its local counterparts and must also be registered with the local bank authorized by SAFE.

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB66.7 million (US$10.5 million) to Shanghai Fuxi and an estimated maximum of approximately RMB351.8 million (US$55.6 million) to our VIEs and the subsidiaries of our VIEs.

In addition, on March 30, 2015, SAFE promulgated SAFE Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. SAFE further strengthened its supervision of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval. Violations of SAFE Circular 19 will result in severe penalties including hefty fines. As we expect to use the proceeds of our initial public offering in China in the form of RMB, Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from our initial public offering to our operations in the PRC through our PRC subsidiaries, which may adversely affect our ability to expand our business.

We expect that PRC laws and regulations may continue to limit our use of proceeds from our initial public offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in the PRC. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in the PRC

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in the PRC or the education services market, which could harm our business.

All of our operations are conducted in the PRC, and all of our revenues are derived from the PRC. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the economy. The PRC government continues to exercise significant control over the PRC’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the after-school education industry in the PRC, could adversely affect the economy in the PRC or the market for education services, which could harm our business. For example, under the current Private Education Law and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. However, under the amended Private Education Law, the term “reasonable return” is no longer used and a new classification system for private schools has been established based on whether they are established and operated for profit-making purposes. There is uncertainty as to the implementation details of the amended Private Education law which may impact on our operations. See “Item 4. Information on this Company — B. Business Overview — Regulation—Regulations Relating to Private Education.”

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in the PRC and especially the regions where we operate, Shanghai, Jiangxi Province, Anhui Province and Jiangsu Province. Any significant slowdown in the PRC’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our programs, which in turn could reduce our revenues. In addition, any sudden changes to the PRC’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC Enterprise Income Tax Law and its implementing rules provide that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued SAT Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. The State Administration of Taxation issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered.

From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the PRC Enterprise Income Tax Law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC Enterprise Income Tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary.

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer such that gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective from January 1, 2008.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain rules under SAT Circular 698. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immoveable properties in the PRC, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in the PRC or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with SAT Circular 698 and SAT Bulletin 7 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our revenues is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenues generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Shanghai Four Seasons Education and Training Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd. liquidates, our PRC subsidiaries may, pursuant to a power of attorney it has entered into with Mr. Peiqing Tian or Mr. Peihua Tian, require Mr. Peiqing Tian or Mr. Peihua Tian to transfer all assets they might receive in connection with the liquidation of Shanghai Four Seasons Education and Training Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd. to our PRC subsidiaries at no consideration or the minimum consideration as permitted under PRC laws. Our PRC subsidiaries then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenues generated by our affiliated entities for direct investment, loan or investment in securities outside the PRC will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenues generated by our affiliated entities not paid to our PRC subsidiaries and revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenues. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiary and affiliated entities in the PRC are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in the PRC for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Our PRC subsidiaries’ income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our learning centers that require reasonable returns must allocate no less than 25% of their annual net income, and our learning centers that do not require reasonable returns must allocate no less than 25% of their annual increase in the net assets of the school for such purposes. Furthermore, if our subsidiaries or our affiliated entities in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

We may be required to obtain prior approval of China Securities Regulatory Commission of the listing and trading of our ADSs on the New York Stock Exchange.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which were subsequently amended on June 22, 2009. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules and its later amendments remains unclear, we believe, based on the advice of Fangda Partners, our PRC counsel, that approval by the CSRC is not required for our initial public offering because we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquire contractual control rather than equity interests in our consolidated VIEs in the PRC. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from our initial public offering into the PRC. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in the PRC.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in the PRC by foreign investors more time-consuming and complex. For example, the Ministry of Commerce must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the Ministry of Commerce. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the Ministry of Commerce. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in the PRC. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in the PRC. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if the Ministry of Commerce determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd., we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from the Ministry of Commerce. We may also be subject to administrative fines or penalties by the Ministry of Commerce that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents.

However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular 37 was recently issued, there remains uncertainty with respect to its implementation.

As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We also face regulatory uncertainties in the PRC that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or SAFE Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

From time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens.

Our leased property interests may be defective and our right to lease the properties may be challenged.

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of our learning center locations have failed to provide the title certificates to us. Our right to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If our use of the leased premises is not in full compliance with the approved use of the land, we may be unable to continue to use the property, which may cause disruption to our business.

Our failure to comply with certain requirements under labor contract laws in the PRC may adversely affect our results of operations.

The current PRC labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as a result you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issued the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in the PRC, had to be channeled through the CSRC. In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

Risks Related to our Ordinary Shares and ADSs

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our after-school education services;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in the market condition, market potential and competition in after-school education services;
•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
•	fluctuations in global and Chinese economies;
•	changes in financial estimates by securities analysts;
•	adverse publicity about us;
•	additions or departures of our key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	potential litigation or regulatory investigations; and
•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. In connection with our initial public offering, we, our officers and directors and all of our existing shareholders and option holders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this annual report without the prior written consent of Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., subject to certain exceptions. The total number of ordinary shares outstanding as of February 28, 2018 was 24,026,591. The ADSs sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after our initial public offering became available for sale, upon the expiration of the 180-day lock-up period on May 7, 2018, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.  Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. On January 16, 2018, we declared dividends of US$20 million, which was already paid on February 8, 2018 to holders of our company’s ordinary shares of record as of February 1,2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the current and anticipated value of our assets and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended February 28, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs or ordinary shares on the New York Stock Exchange. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted a second amended and restated memorandum and articles of association. Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States.

All of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards under the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards under the New York Stock Exchange.

As a Cayman Islands company listed on New York Stock Exchange, we are subject to the corporate governance listing standards under the New York Stock Exchange. However, New York Stock Exchange Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the New York Stock Exchange. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.

Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.

The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

We have become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

We began our operations in March 2007, when our Chairman and CEO, Mr. Peiqing Tian, founded Shanghai Four Seasons Education Investment Management Co., Ltd. in Shanghai. In 2010, we established our first learning center providing after-school math education services to elementary school students. With the growth of our business and in order to facilitate international capital investment in our company, we incorporated Four Seasons Education (Cayman) Inc., or Four Seasons Education Cayman, to become our offshore holding company under the laws of the Cayman Islands in June 2014. Further, in June 2014, Four Seasons Education Cayman established a wholly-owned subsidiary in Hong Kong, namely Four Seasons Education (Hong Kong) Limited, or Four Seasons Education HK. Shanghai Fuxi Enterprise Management Consulting Co., Ltd., or Shanghai Fuxi, was then incorporated in December 2014 as a wholly-owned subsidiary of Four Seasons Education HK. As of February 28, 2018, we have established a network consisting of 38 learning centers in China.

While our organic growth was the primary driving force of our business expansion, we have been collaborating with other quality education service providers to further grow our student base. In January 2017, we acquired a 70% equity interest in Shane English School’s Shanghai subsidiary company, a 100% equity interest in Shanghai Jing’an Modern Art Culture Education School and established a joint venture with Only Education.

Initial Public Offering

We listed our ADSs on the NYSE under the symbol of “FEDU” on November 8, 2017. On November 10, 2017, we completed the initial public offering of 9,200,000 ADSs and the underwriters exercised their over-allotment option on December 11, 2017 for the purchase of 408,738 additional ADSs from the Company.

B.	Business Overview

We are dedicated to providing high quality math education. In 2016 and the six months ended June 30, 2017, we were the largest after-school math education service provider for elementary school students in Shanghai, as measured by gross billings and number of students, according to the Frost & Sullivan Report.

We started our business initially focusing on math education for elementary school students in Shanghai. We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 38 learning centers in six cities in China as of February 28, 2018.

Shanghai is one of the most important markets in China for after-school education. The strong demand for high quality education in Shanghai has attracted almost all of the leading national after-school education service providers. Following our success in Shanghai, we have started to expand our operations to other cities in China. As of February 28, 2018, we operate seven learning centers in five cities outside of Shanghai.

We have developed educational content to effectively drive outcomes for students of different ages, levels of aptitude and learning objectives. Our programs are primarily focused on elementary school math, but have expanded in recent years to also include other subjects such as physics, chemistry, languages and to target students in Middle School and Kindergarten. Our programs are categorized into the following:

•	Standard Programs. We offer courses through five standard programs for students of different aptitude levels for each elementary school grade level.
•

Ivy Programs. Our Ivy programs offer personalized classes addressing students’ specific needs such as individualized competition preparation and in-depth topic review. Students and parents can tailor standard program course parameters such as difficulty of content, pace and class size.

•	Special Programs. Our special programs include short-term, intensive competition workshops, courses delivered to K-12 schools and classes on specific math topics such as geometry and trigonometry.

Our proprietary educational content is designed to cultivate our students’ interest in math and enhance their cognitive and logic abilities. We build our educational content through a systematic development process, and update this content regularly based on student performance and feedback. Our faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China.

We have experienced significant growth in recent years. Our revenues increased by 47.9% from RMB203.2 million in the 2017 fiscal year to RMB300.5 million (US$47.5 million) in the 2018 fiscal year. Our net income increased by 141.3% from RMB17.3 million in the 2017 fiscal year to RMB41.8 million (US$6.6 million) in the 2018 fiscal year. Our adjusted net income, which excludes share-based compensation expenses and fair value change of warrants,  increased from RMB49.2 million in the 2017 fiscal year to RMB65.3 million (US$10.3 million) in the 2018 fiscal year. For a detailed description of adjusted net income, please see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures.”

Our Education Services

We offer after-school education services with a focus on high quality math education. Our strong track record of helping students achieve academic excellence has popularized our courses. Particularly, we believe that we have become the math education institution of choice in Shanghai, where we started our business and operate the majority of our learning centers.

Our course offerings are divided into elementary school programs, middle school and kindergarten programs. Elementary school programs currently account for a significant majority of our students. We offer three types of programs for elementary school students and middle school students: standard programs, Ivy programs and special programs. Additionally, we offer courses in various subjects for each grade level, while our kindergarten programs offer courses in critical thinking and Chinese language.

Elementary School Programs

Standard Programs

Our standard programs offer expertly designed math courses for elementary school students. These programs utilize a standardized curriculum, and are organized in regular-sized classes, which typically consist of 21 to 35 students per class, and a limited number of small-sized classes, which typically consist of 15 to 20 students per class. Standard program classes are typically held once a week, with class time ranging from two to three hours based on grade level. Each class consists of lecture time, quizzes, and discussion of quiz questions and previous homework assignments.

Our standard programs are broken down into four terms in line with the public school year. We incorporate topics from the formal school curriculum into our own educational content to supplement our students’ schoolwork during the spring and fall terms, and typically include more advanced topics during the winter and summer terms to strengthen our students’ understanding of both course materials and math fundamentals, preparing them for their next level of study. Most enrollment takes place in April and November shortly before the commencement of our summer and winter terms, respectively. Due to the popularity of our courses, a majority of our students usually sign up for two terms at a time and make pre-payments for both to ensure a class slot.

For each grade level, we provide five types of courses with different academic focus, pace and density of knowledge, namely our Champion Course, Gold Medal Course, Elite Course, Excellence Course and Advancement Course. Each course is tailored to suit the academic and learning needs of different types of students and help students progress to the best of their ability.

•

Champion Course. The Champion Course is our most advanced standard course, with a curriculum designed for exceptional students seeking to place highly at leading math competitions. The content focuses on leading competition materials and is considerably challenging. As such, the Champion Course has stringent admission requirements, with all of its students directly selected and recommended from our Gold Medal Course by our faculty.

•

Gold Medal Course. The Gold Medal Course has a curriculum designed for students with some competition experience and strong academic performance, with a softer learning curve compared with the Champion Course to accommodate a wider student audience. Students are required to pass an admission exam to enroll in this course and periodically take performance exams to maintain their class slot.

•

Elite Course. The Elite Course is our most popular course, with its curriculum mixing competitions and formal school materials. The course is designed to elevate already good students to the next level.

•

Excellence Course. The Excellence Course is designed to introduce students to the world of math competition at a moderately challenging level. Many of our Excellence Course students advance to our Elite Course after one or two terms.

Advancement Course. The Advancement Course focuses on solidifying students’ understanding of fundamental concepts from the formal school curriculum, as well as cultivating their overall interests in math.

Ivy Programs

Since each student has specific educational needs that may not be addressed by our standard programs, we launched our Ivy program in 2015 to offer customized courses to our students. Envisioned to provide a customizable supplement or alternative to our standard program, the Ivy program has become increasingly popular with parents and students for its flexibility. In the 2018 fiscal year, Ivy program student enrollment was 22,763, of which 57.7% came from students who had formerly taken our standard program classes.

Ivy program classes are small, typically consisting of fewer than 12 students. Ivy program students can customize parameters such as class size, schedule and pacing. Due to its flexibility, Ivy program classes do not follow our normal fixed term schedule, and classes are opened on a rolling basis based on student demand.

Our teachers work with a student or the student’s parents to design a suitable curriculum catering to their needs. Course content for the Ivy programs is built on a foundation of content from our standard program courses. For example, a student can choose to use a standard Gold Medal Course curriculum, but with slower pacing and more emphasis on certain topics. Also, we can easily pull specific topic-oriented questions from our practice problem set database to supplement our standard program content. Finally, Ivy program teachers generally exercise more discretion in adjusting the class pacing to ensure that all students in the class are able to keep up.

Special Programs

Our special programs include intensive, short-term workshops for major competitions or specific math topics, typically in the form of short-term lectures with 12 to 20 students. The workshops normally consist of six to eight classes that cover various knowledge modules, past competition questions and mock exams. In addition, we provide lecture series to students who have difficulties with particular areas of a certain subject, such as graphing, formulas etc.

Courses for Other Subjects

We started offering Chinese and English language courses for elementary school students in 2016, with the objective of diversifying our course offerings and further leveraging our student base. In the 2017 winter term, we offered Chinese courses for first to fifth grade students and English courses for first grade students. The courses have been welcomed by students and parents, and in the 2018 fiscal year, our elementary program language courses had student enrollment of 10,961

Middle School and Kindergarten Programs

Middle School Programs

Spurred by the strong market demand, we built on our experience in elementary school education and expanded our course offerings to the middle school level. We initially offered experimental courses for middle school mathematics, physics and chemistry, and formally launched our official middle school program covering all mandatory school subjects in 2017. Unlike our elementary school programs, which place more emphasis on elevating students’ math capabilities, our middle school programs focus on improving students’ performance in schoolwork and preparing them for the high school admissions exam. Student enrollment in our middle school programs has reached 10,432 in the 2018 fiscal year.

Our middle school programs offer courses in five subjects, namely math, physics, chemistry, Chinese and English. Our middle school programs have class sizes ranging from regular (21 to 30 students) to small (15 to 20 students) to Ivy (3 to 12 students). The large and small classes use standardized course content, while Ivy program classes offer personalized courses in the same way as our elementary school Ivy program. In addition, to better address our students’ needs of studying abroad, we launched bilingual math courses as a part of our middle school programs in 2017. The course content focuses on middle school level AMC competitions, designed to both prepare students for the AMC competitions and teach them to understand and express math concepts and problem solutions in English.

Kindergarten Programs

Our programs for kindergarten students consist of formative courses that help develop their cognition, logic and fundamental skills in math and Chinese. For example, our Early Childhood Thinking Course fosters children’s thinking abilities through a comprehensive set of teaching methods and practice. Employing proprietarily developed practice materials, experiments and educational games, we help kindergarten students learn about numbers, shapes, quantities, basic causal relationships and common sense, developing their interest in learning and forming habits for thinking, analysis and inquisitiveness. We also offer courses on pinyin, the Chinese phonetic system that students typically learn when they begin the formal study of Chinese.

Cooperation with Other Learning Centers

We cooperate with a small number of other after-school learning centers in an effort to reach students in broader geographic areas. In such cases, we deliver our courses to students under our brand name and with our own teachers and educational content, and pay a service fee to the operators of such learning centers. The operators are responsible for program promotion, classroom maintenance and other general operational services. As of February 28, 2018, we cooperated with five such other learning centers.

K-12 School Course Delivery

Recognizing the effectiveness of our education, 42 well-known K-12 schools in Shanghai have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, and our Mathematics Magic House module, which consists of math stories and games.

Academic Achievements

We have strived to develop high quality mathematics courses to fully realize our students’ potential, and our success is evidenced by their outstanding academic performance. Our students have participated in various domestic and international mathematics competitions, and by the end of June 2016, our students have won approximately 20,000 medals in elementary school level competitions, and approximately 5,000 medals in middle school level competitions.

Furthermore, our students have excelled in their formal school performance. According to a survey we conducted in 2016 of our standard and Ivy program students, 60.2% of our graduating elementary school students in 2016 were admitted into the top 30 middle schools in Shanghai, and 23.9% of them were admitted into the top five middle schools in Shanghai. In particular, among our graduating elementary school students in 2016, 95.5% of Champion Course students were admitted to top 30 middle schools and 80.3% were admitted to top five middle schools; 86.2% of Gold Medal Course students were admitted to top 30 middle schools and 57.3% were admitted to top five middle schools; and 49.6% of Elite Course students were admitted to top thirty middle schools and 9.5% were admitted to top five middle schools.

Pricing Policy

Our goal is to make quality math education available to all who want it at a reasonable price. We charge application fees for each course in addition to tuition. We set flat tuition rates for our programs, based on the level of course customization and class size. The table below sets forth our detailed tuition rates as of February 28, 2018:

Standard program class	Regular-sized	80	100	130
	Small-sized	110	120	170
Ivy program class	1 student	500	360-420	—
	2-3 students	300	230-300	—
	4-6 students	200	200-260	—
	7-9 students	160	170	—
	10-12 students	130	150	—
Elementary school specialized program class		80	—	—
Middle school program bilingual math class		—	150	—

We generally allow students to withdraw from courses at any time and refund tuition for undelivered classes. However, we do not refund application fees if the student has taken two or more classes.

Our Curriculum and Educational Content

We develop our curriculum and educational content with the aim of improving our students’ mathematical and logical thinking capabilities. To achieve this, we have established a systematic course development and update process that forms a virtuous cycle in producing quality course offerings.

Our curriculum design is a dynamic process, building on our teachers’ own experiences and our students’ evolving academic needs. For each curriculum, we refer to the mandatory testing materials of the standard K-12 curriculum and the latest competition questions, and utilize our extensive curriculum design experience to select content that can best illustrate specific concepts or address areas students are weak at. We then refine the curriculum by adjusting the difficulty level based on the academic focus of each course, and the number of questions, supplemental experiments or mini-case studies used in each course.

Our educational content employs a large number of carefully selected questions. In 2016, we initiated a practice problem set database project and started to systematically collect and compile practice questions. As of February 28, 2018, we have developed a sizable problem set database with approximately 180,000 questions. We have also developed content that focuses on cultivating our students’ interest in mathematics. For example, our Wisdom in Mathematics course, designed for kindergarten and lower level elementary school students and incorporating a large number of math games, has been well-received by our students.

We update our course curriculum on an annual basis to reflect the changing academic focuses of competitions and the standard K-12 curriculum. We also dynamically refine and update our educational content based on our students’ receptiveness to the materials and our analysis of student answers. For example, we collect and analyze student answers to homework assignments and quiz questions to identify the types of questions that students are prone to making mistakes on, and then allocate additional time and attention to these topics during the relevant lectures.

We design our curriculum and most of our educational content through our in-house efforts. Our educational content development team consists of 127 members experienced in course design, all of whom are also our teachers. Led by our consultant team of over ten senior, experienced educators, our educational content development team constantly consults top-tier domestic and international mathematics competitions for the latest questions and trends, and is also responsible for writing and compiling our publications.

Our Learning Centers

We established our first learning center in Shanghai in 2010. As of February 28, 2018, we operate 31 learning centers in Shanghai and seven in other cities.

We have a business development team focusing on learning center expansion and site selection. We go through a comprehensive evaluation process for every expansion proposal, with joint efforts from our operation team, business development team and other administrative departments. When selecting locations to build new learning centers, we closely study the neighborhood by the size of its residential population, other demographic factors, existing education services and resources, accessibility by public transportation, available parking and specific licensing requirements. We typically prefer locations that are close to dense residential areas and K12 schools.

We have established a dedicated management team for each learning center, typically consisting of a principal and an administrative officer, plus an administrative dean if the particular learning center has enrolled a relatively large number of students. The principal is responsible for the overall management of the learning center, including preparing student recruitment plans and staffing. The administrative officer or dean is mainly responsible for administering the everyday operations.

We opened our first learning center outside of Shanghai in Suzhou, Jiangsu Province, in November 2015. Currently, we operate three learning centers in two cities in Jiangsu Province, two in Nanchang, Jiangxi Province, one in Fuzhou, Fujian Province and one in Bengbu, Anhui Province. We directly operate one learning center outside of Shanghai, and, with us being the controlling shareholder, cooperate with local business partners in the operation of the other six. In most cases of such cooperation, we are responsible for the program and course design, educational content development and faculty training, while our business partners are responsible for marketing, student recruitment and compliance with local regulations. We also send experienced teachers to newly developed learning centers outside of Shanghai in their initial operation stages, typically for three to six months, to assist in daily operations and coordination with our headquarters.

Pending the promulgation of implementing rules for the newly amended Private Education Law, the granting of business licenses for private schools has been temporarily suspended. As a result, we have not been able to obtain business licenses for certain of our learning centers in recent months. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—The majority of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.” To address this situation, we registered two learning centers as branches of one of our existing schools in September 2017 in order to bring them into compliance, and we plan to continue to register additional learning centers as branches until the promulgation of implementing rules makes it possible for us to apply for business licenses again.

In addition, according to PRC fire safety regulations, venues for children’s activities cannot be located above the third floor of a building. As of February 28, 2018, 13 of our 38 learning centers in operation are located above the third floor of a building. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business—A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.” We are in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations on the third floor or lower or otherwise to use them in accordance with the requirements of the regulations.

We have recently strengthened and made more stringent our requirements and standards for the selection and licensing of new learning centers, and strive to achieve compliance with applicable PRC laws and regulations for all of our existing and new learning centers, including obtaining required permits or licenses for our learning centers in a timely fashion and locating new learning centers for children’s activities on third floors or lower.

Our Faculty

We have assembled a faculty of dedicated and capable educators with significant experience in mathematics education and school management. We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers increased from 110 as of February 29, 2016, to 222 as of February 28, 2017 and further to 350 as of February 28, 2018.  As of February 28, 2018, approximately 91.6% of our teachers had bachelor’s degrees and above. Among our faculty members, a number of teachers have joined us from public schools, including several who were principals and 20 teachers with more than ten years of teaching experience.

We strive to give our faculty a supportive working environment, providing our faculty members with abundant opportunities for career development and advancement. We offer competitive salary and benefit packages, and make great efforts to build a congenial academic and workplace culture among our faculty. We do not encourage or require our teachers to recruit students or promote our courses on their own, which allows them to focus on teaching and knowing their students. We encourage our faculty to learn at the same time that they are teaching, try out innovative teaching methods and hone their own skills as educators. We believe that our culture promotes self-improvement and a sense of satisfaction from teaching. Our high student quality and competitive compensation also help ensure the stability of our faculty base. The attrition rate of our teachers was 12.0% in the 2017 fiscal year, compared to the industry average of approximately 26.7% in the same period, according to the Frost & Sullivan Report. Our attrition rate remained stable at 12.6% in the 2018 fiscal year.

Our faculty recruitment process is highly selective. We require our candidates to pass a series of exams, interviews and mock lectures and three months of training programs before they can become our trainee teachers and start their probation period. During the probation period, the trainee teachers will be arranged to teach a certain number of trial classes. We will evaluate their performance in the probation period and we only hire on a full-time basis those who pass our evaluations. In general, approximately 20% of our candidates are able to complete this process. During the recruitment process, we mainly focus on candidates’ academic background, communication skills and classroom demeanor. We generally recruit our teachers through on-campus recruitment of university graduates and from time to time through referrals or online channels. Although we have adopted standardized content for most of our programs, we encourage teachers to put their own spin on their classes to keep students engaged. Therefore, we also target our faculty recruiting toward candidates with energetic and positive personalities who can connect with and motivate our students.

All of our teachers are required to attend our on-the-job training programs to ensure their familiarity with our latest educational content and our learning software and facilities. We design and implement in-house training programs for our teachers, which consist of courses on specific subjects and teaching techniques. Each teacher participates in a two-month orientation training session when first joining us, as well as a 48-hour on-the-job training program in each subsequent year. In addition, we continuously monitor our teachers’ mastery of their subject matter, teaching skills, and communication abilities. We have implemented nine tiers of pay grades for our faculty members, and through a stringent internal review process, our faculty members can be promoted to higher tiers based on a comprehensive evaluation of their teaching effectiveness and their delivery of education services, including their patience in answering student questions and proactiveness in following up on students’ needs.

Our Students

Our student base has grown at a rapid rate in recent years. We have maintained sizable student enrollment, which represents the cumulative total number of courses enrolled in and paid for by our students, and have had a high growth rate over recent years. Our student enrollment increased by 49.2% from 77,947 in the 2016 fiscal year to 116,294 in the 2017 fiscal year, and further increased by 5.4% to 122,606 in the 2018 fiscal year.

As our course offerings become more versatile, we have reached out to broader age groups of students. We started our kindergarten programs in 2015, and their student enrollment reached 1,306 in the 2016 fiscal year, 4,617 in the 2017 fiscal year and 3,387 in the 2018 fiscal year. We replicated this success with our middle school programs. We formally launched our middle school programs in 2017, and in the 2018 fiscal year, the student enrollment of our middle school programs was 10,432, of which 55.8% came from students who had previously taken classes in our elementary school programs.

We enroll our students primarily through word-of-mouth referrals. We have built a sterling reputation for effective education among parents and school admission offices.

Our Branding

Our brand name is highly regarded in the mathematics education field in Shanghai. The quality of our educational content and the effectiveness of our teaching methodologies have made us the first choice for our fellow education service providers as they seek strategic partners in mathematics education. Over the years, we have been invited to teach our course content at well-known K-12 schools, develop content for math camps together with universities, and host various leading mathematics competitions independently or with domestic and international education organizations. Through such strategic collaborations, we have strengthened our leading market position in Shanghai’s mathematics education field, further built up our brand name beyond Shanghai, and attracted motivated students from eastern China.

Collaboration with East China Normal University

In 2016, we entered into a framework agreement with ECNU, a university in Shanghai prominent in basic education, and launched a series of projects related to math education for K-12 students. One collaboration project includes a jointly-operated mathematics summer camp, which selects academically strong middle and high school students to attend for free. We participate in the course development process with ECNU and are responsible for student selection, while ECNU will be responsible for hosting and running the summer camp. We are also working with ECNU to establish math and science centers for K-12 students to demonstrate a variety of fun applications of math theories and principles such as Chinese ring puzzles and the Mobius strip. We expect the first such center to be built on the ECNU campus. In the meantime, we have established a math aptitude evaluation system for K-12 students, jointly with ECNU, which is currently on trial in all of our learning centers. We expect to roll out the math aptitude evaluation system to K-12 schools in the future

Student Services

Proactive and Individualized Assistance

Our teachers actively monitor the progress of each student and communicate directly with parents, typically through a WeChat group for the class. After each class, the teacher will follow up with parents once or twice during the week, monitoring students’ progress with their homework and answering any questions that students may have. For Ivy program classes, we assign a course advisor to each class who works with the teacher and is responsible for handling administrative matters, such as scheduling classes, checking homework and collecting student feedback, to provide more comprehensive support to our students and their parents.

Our Online Tutoring Platform and Mobile App

Our students can log on to our study center through our easy-to-use website and mobile app. They can watch lecture videos and explanations to difficult questions, download the syllabus and practice problem sets for their courses, search for courses they are interested in and check previous exam performance and analysis.

Competition

We face competition from national after-school education companies with operations in Shanghai such as New Oriental Education and TAL Education, as well as local after-school education service providers. The after-school education industry in the PRC is highly fragmented and rapidly developing. We believe the principal competitive factors in our business include the following:

•	reputation and brand;
•	quality of education services offered;
•	number of learning centers we operate;
•	ability to effectively tailor service offerings to specific needs of students and parents; and
•	ability to attract, train and retain high quality faculty members.

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have greater access to financing and other resources, and a longer operating history than us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business—We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary curriculum and course materials. We have copyrights for our original course materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks and domain names. As of February 28, 2018, we had four registered trademarks. In addition, we have registered 24 domain names, including sijiedu.com.

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets and other proprietary rights is critical to our business, and we protect our intellectual property rights by relying on local laws and contractual restrictions. More specifically, we rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws in the PRC as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We enter into confidentiality agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

While we actively take steps to protect our proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Also, we cannot be certain that the course materials that we license, and our redesign of these materials, do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business—We may encounter disputes from time to time relating to our use of intellectual property of third parties.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our schools. We maintain medical insurance for our employees and management. We also maintain public liability insurance which covers property damage and casualty damage in accidents. We do not have property, business interruption, general third-party liability, product liability or key-man insurance. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other after-school education providers of similar size in the PRC.

Regulation

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2017 Revision)

Pursuant to the Foreign Investment Industries Guidance Catalog (2015 Revision), which was promulgated by the National Development and Reform Commission, and the Ministry of Commerce, and became effective on April 10, 2015, industries are classified into three categories: encouraged, restricted and prohibited. An industry not expressly listed on this catalog, such as operation of a training institution, is generally open to foreign investment unless specifically restricted or prohibited by other PRC regulations.

The Foreign Investment Industries Guidance Catalog (2017 Revision), which was promulgated on June 28, 2017 and took effect on July 28, 2017 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories, with operation of training institution also open to foreign investment unless specifically restricted or prohibited by other PRC regulations.

Regulation on Sino-foreign Cooperation in Operating Schools and its Implementing Rules

Sino-foreign cooperation in operating schools in China is governed by the Regulation on Sino-foreign Cooperative Education (2013 Revision) promulgated by the State Council and the Implementing Rules for Sino-foreign Cooperative Education (2004) issued by the Ministry of Education. These rules encourage substantive cooperation between PRC educational organizations and foreign educational organizations with the relevant qualifications and experience in providing high quality education to jointly operate various types of schools in China. Any Sino-foreign cooperative school and cooperation education program shall be approved by the relevant PRC authorities and obtain a permit for Sino-foreign cooperation in operating schools.

Additionally, the Implementation Opinions of the Ministry of Education on Encouraging and Guiding the Entry of Private Capital in the Education Sector and Promoting the Healthy Development of Private Education (2012) encourage private investment and foreign investment in the education sector. According to these opinions, the proportion of foreign investment in a Sino-foreign cooperative education institution shall be less than 50%.

Regulations Relating to Private Education

PRC Education Law

The PRC Education Law (1995) promulgated by the PRC National People’s Congress stipulates that it is the government that formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Under the PRC Education Law, no organization or individual may establish or operate a school or any other educational institution for profit-making purposes. On December 27, 2015, the Standing Committee of the PRC National People’s Congress, published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The PRC Education Law (2015 Revision) limits the prohibition of establishment or operation of schools or other educational institutions for profit-making purposes to only schools or other educational institutions established with full or partial governmental funding or government donated assets, which implies that schools or other educational institutions may operate for profit-making purposes if such schools or institutions operate without governmental funds or donated assets.

The PRC Education Law also stipulates the basic conditions to be fulfilled for the establishment of a school or any other educational institution, and the establishment, modification or termination of a school or any other educational institutions shall, in accordance with the relevant PRC laws and regulations, go through the procedures of examination, approval, registration or filing.

Private Education Law and Its Implementing Rules

The PRC Private Education Law (2013 Revision) promulgated by the Standing Committee of the PRC National People’s Congress and the Implementation Rules for the Private Education Law (2004) provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

According to the Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education are subject to approval by the authorities in charge of education at or above the county level, while establishment of private schools for vocational qualification training and vocational skill training are subject to approval by the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit and shall be registered with the Ministry of Civil Affairs or its local counterparts as a private non-enterprise institution.

Under the Private Education Law and its Implementation Rules, private education is deemed as a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” Nonetheless, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. However, the PRC laws and regulations do not provide a formula or guidelines for determining “reasonable returns.” In addition, the PRC laws and regulations do not provide for sponsors’ economic rights in schools that do not distribute reasonable returns, nor do they have different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

The Decision of the Standing Committee of the National People’s Congress on Amending the Private Education Law was promulgated on November 7, 2016 and became effective on September 1, 2017. Under the amendment, the term “reasonable return” is no longer used and a new classification system for private schools is established based on whether they are established and operated for profit-making purposes. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should be non-profit schools after this amendment comes into force. We currently intend to register all of our schools as for-profit schools when allowed. However, most local authorities may delay accepting or approving applications of for-profit schools before the local implementing regulations being promulgated.

According to this amendment and relevant rules, the key features of the new classification system for private schools include the following:

•

Sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operational surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, while sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operational surplus of non-profit schools shall be used for the operation of the schools.

•

For-profit private schools are entitled to set their own tuition in accordance with market conditions, while the collection of fees by non-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government.

•

Where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights in accordance with the PRC laws.

•

The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools while the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law.

•

Government authorities at or above the county level may support private schools by subscription to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The government authorities may further take such measures as government subsidies, funds rewards and incentives for donation in support of non-profit private schools.

Several Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promote the Healthy Development of Private Education

On December 29, 2016, the State Council issued Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which encourages and promotes the development of private education. The opinions include differential administrative systems and supportive policies based on the new classification system, more relaxed market access to the operation of private schools, broader funding channels, diversified cooperative education and comprehensive exit mechanisms for termination of private schools. The State Council opinions also provides that each level of the government authorities shall increase their support to private schools in terms of financial investment, financial support, subsidy policies, preferential treatments on tax, land policies and fee policies, autonomous operation, and protecting the rights of teachers and students, among other things. Further, the State Council opinions require each level of the government to improve its local policies on private education.

Implementing Measures on Classification Registration of Private Schools

According to the Implementing Measures on Classification Registration of Private Schools jointly promulgated by the Ministry of Education, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the State Administration for Industry and Commerce on December 30, 2016, the establishment of a private school is subject to approval. Private schools that are approved to be established shall apply for a registration certificate or business license in accordance with the classification registration regulations after they are granted a private school operating permit by the competent governmental authorities. No definite effective date has been set for these measures.

These classification registration rules apply to private schools. Non-profit private schools which meet the requirements under the Interim Administrative Regulations on the Registration of Private Non-enterprise Entities and other relevant regulations shall apply to the Ministry of Civil Affairs, or its local counterparts for registration as private non-enterprise entities. Non-profit private schools which meet the requirements under the Interim Regulations on the Administration of the Registration of Public Institutions and other relevant regulations shall apply to the relevant administrative authority for registration as public institutions. For-profit private schools shall apply to the State Administration for Industry and Commerce, or its local counterparts for registration in accordance with the jurisdiction provisions set out by relevant laws and regulations.

These classification registration rules also apply to private schools which were established before the promulgation of the amendment to the Private Education Law. If one of these schools chooses to register as a non-profit private school, it shall amend its articles of association in accordance with the law, continue its operation, and complete the new registration formalities. If it chooses to register as a for-profit private school instead, it shall make financial clearing, clarify the ownership of the schools’ land, buildings and accumulations of previous operation with the consent of the relevant government authorities at or below the provincial level, pay the relevant taxes and fees, obtain a new operating permit, carry out its re-registration and continue its operation. Six of our learning centers that registered as schools will go through the re-registration procedures in the event that we proceed to register such learning centers as for-profit schools. The provincial government is responsible for formulating detailed measures on the alteration of registration of private schools in accordance with national laws and the local situation.

Implementing Measures for the Supervision and Administration of For-profit Private Schools

According to the Implementing Measures for the Supervision and Administration of For-profit Private Schools jointly promulgated by the Ministry of Education, the Ministry of Human Resources and Social Security, and the State Administration for Industry and Commerce on December 30, 2016, social organizations or individuals are permitted to run for-profit private colleges and universities and other higher education institutions, high schools and kindergartens, but are prohibited from running for-profit private schools implementing compulsory education. No definite effective date has been set for these measures.

According to these implementing measures, a social organization or individual running a for-profit private school shall have the financial strength appropriate to the level, type and scale of the school, and their net assets or monetary funds shall be sufficient for the costs of the school construction and development. Furthermore, the social organization running the for-profit private school shall be a legal person who is in good credit standing, and shall not be in the list of enterprises operating abnormally or the list of enterprises with serious breaches of law and discredited enterprises. Individuals running for-profit private schools shall be PRC citizens who reside in China, be in good credit standing without any criminal record and enjoy political rights and complete civil capacity.

Local Regulations Relating to Commercial Private School

In late December, 2017, the People’s Government of Shanghai published the Implementation Opinions of Shanghai Municipal People’s Government on Promoting the Healthy Development of Private Education and the Administrative Measures of Shanghai Municipality on Classification License and Registration of Private Schools, pursuant to which the existing private schools should choose to be registered as either for-profit or non-profit before December 31, 2018. Those who choose to be registered as non-profit private schools shall amend their article of association before December 31, 2019, and those who choose to be registered as for-profit private schools shall make finance clearance, clarify the title of their properties, pay the tax related and re-make registration before (i) December 31, 2021 for private colleges or universities; or (ii) December 31, 2020 for other private schools.

On December 29, 2017, the People’s Government of Shanghai promulgated three regulations to further implement the Private Education Law and its Implementing Rules, including the Standard for Establishment of Private Educational Institution in Shanghai, the Management Measures of Shanghai Municipality on For-profit Private Educational Institutions and the Management Measures of Shanghai Municipality on Non-profit Educational Institutions. These regulations provide that, among others, requirements and conditions to be satisfied to establish a private educational institution In addition, these regulations provide that for-profit private educational institutions can be divided into two categories: for cultural education and for professional training. Cultural education institutions like us shall obtain approval from the local education authority as pre-condition for establishment, and professional training institutions shall obtain approval from the local human resource and social security authority. After obtaining the educational permit, the private educational institution shall then make filing and registration at the local Bureau for Industry and Commerce. The for-profit private educational institution cannot enroll students and commence teaching activities until it has obtained the educational permit and completed the required registration. Private educational institutions setting up extended learning centers shall also obtain the required educational permit.

In Jiangsu province, the education authority modified the Measures of Jiangsu Province on Establishment and Management of Non-diplomatic Educational Institutions on December 26, 2017, which took effect on the same day, implementing the Private Education Law and its Implementing Rules in a similar approach as the local regulations in Shanghai.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended by the Standing Committee of the National People’s Congress on October 28, 2008, and became effective as of May 1, 2009, as well as other relevant detailed fire prevention regulations, require that schools must either obtain a fire safety assessment permit or complete a fire safety filing. Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information — D. Risk Factors—A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.” for further details on the compliance of Regulations on Fire Safety.

In addition, fire departments conduct spot inspections irregularly. Learning centers that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulations Relating to Intellectual Property Rights

Copyrights

The Standing Committee of the National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Domain Names

Management of domain names was prescribed by Measures for the Administration of Internet Domain Names of China which was promulgated by the PRC Ministry of Industry and Information Technology in 2002 and amended in 2004. It was superseded by Measures for the Administration of Internet Domain Names of China published in 2017. Pursuant to the 2017 Measures, “domain names” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it. See “Item 4. Information on the Company — B. Business Overview—Intellectual Property” for more details on the current situation of our domain names..

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Item 4. Information on this Company — B. Business Overview—Intellectual Property” and “Item 4. Key Information — D. Risk Factors — We may encounter disputes from time to time relating to our use of the intellectual property of third parties.” for further details on our trademarks.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE in 1997, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance in 2003, and Measures for the Administration of the Registration of Foreign Debts, effective on May 13, 2013 and revised on May 4, 2015, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local branch, and may be increased or decreased upon approval by the Ministry of Commerce or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local branch and registered at the SAIC or its local branch.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the Ministry of Commerce or its local branch has been obtained. In such approval and filing process of capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “Item 4. Information on this Company — B. Business Overview— Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2017 Revision)”. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the Ministry of Commerce or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the Ministry of Commerce or its local branch.

On January 11, 2017, People’s Bank of China promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing, or PBOC Circular 9. According to PBOC Circular 9, People’s Bank of China establishes a cross-border financing regulation system and the legal entities and financial institutions established in PRC excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing, shall be limited to the upper limit of the risk-weighted balance of such entity.

The enterprise shall, after signing the cross-border financing contract, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by People’s Bank of China and SAFE.

On September 14, 2015, the National Development and Reform Commission promulgated Notice on Promoting the Administrative Reform of the Filing and Registration System for Enterprises’ Issuance of Foreign Debts, or NDRC Circular 2044. According to NDRC Circular 2044, an enterprise that plans to issue foreign debts shall apply to the National Development and Reform Commission in advance for filing, registration, and report issuance information to the National Development and Reform Commission within 10 business days after the completion of such issuance. The National Development and Reform Commission shall determine whether to accept the application within five business days from the date of receipt of the application, and issue the Certificate on the Filing and Registration of Foreign Debts Issued by Enterprises within seven business days from the date of accepting the application.

See “Item 4. Key Information — D. Risk Factors—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business” for further details.

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended, and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in China may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (such as board resolutions, tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of change of basic information such as the individual shareholder, name, operation term, etc, or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. The SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in

China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject to fines and legal sanctions and may also limit the ability to contribute additional capital into wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law (2008), as amended in 2017, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise shall meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it shall be a company; (ii) it shall directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it shall have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside the PRC, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or SAT Circular 698. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in SAT Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in the PRC of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

PRC Value-added Tax

On January 1, 2012, the State Council officially launched a pilot VAT, reform program, applicable to businesses in selected industries. Businesses in the VAT reform program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the VAT reform program was implemented throughout the PRC. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the VAT reform program. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of business tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of the PRC, and in industries such as construction industries, real estate industries, financial industries, and living service industries. Pursuant to Circular on Further Clarifying Policies on Reinsurance, Real Estate Leasing and Non-diploma Education in Comprehensively Promoting the Pilot Collection of Value-added Tax in Lieu of Business Tax which came into effect on May 1, 2016, general taxpayers providing non-diploma education services may opt to adopt the simplified method for calculation of tax payable at a rate of 3%.

Regulations Relating to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law (2009 Revision) and the PRC Labor Contract Law (2012 Revision), a written labor contract shall be executed by employer and an employee when the employment relationship is established. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. The employer shall also pay severance to an employee where a labor contract, including a contract with an un-fixed term, is terminated or expires except that the termination is required by the employee or the statutory conditions are fulfilled. All employers shall compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

M&A Rules and Overseas Listing

The M&A Rules, were jointly adopted by six PRC regulatory authorities, including the CSRC, on August 8, 2006 and became effective as of September 8, 2006, and were later amended on June 22, 2009. The M&A Rules require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not an SPV formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our PRC consolidated VIE. For a detailed description of the risk associated with the M&A Rules, see “Item 4. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC—We may be required to obtain prior approval of the China Securities Regulatory Commission of the listing and trading of our ADSs on the New York Stock Exchange.”

C.	Corporate Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, our VIEs, its shareholders and the number of our learning centers as of the date of this annual report:

(1)

Represents the 9,666,667 ordinary shares Mr. Peiqing Tian holds directly through his wholly-owned company, Four Season Education Holdings Limited, and 620,652 ordinary shares held in the form of ADSs purchased on the open market as of the date of this annual report. Please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees Principal Shareholders — Share Ownership” for more information on Mr. Peiqing Tian’s beneficial ownership in our company.

(2)

Represents 1,638,889 ordinary shares Crimson Capital Partners III, L.P. holds directly and 444,444 ordinary shares in the form of 888,888 ADSs Crimson Capital Partners III, L.P. holds through Sandhill Investment Holding Limited, a wholly-owned entity of Crimson Capital Partners III, L.P., as of the date of this annual report. Please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees Principal Shareholders — Share Ownership” for more information on Crimson Capital Partners III, L.P.’s beneficial ownership in our company.

(3)

Represents the 2,100,000 ordinary shares Ms. Jun Guo holds through her wholly-owned company, Banya Holding Limited, as of the date of this annual report. Please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees Principal Shareholders — Share Ownership” for more information on Ms. Jun Guo’s beneficial ownership in our company.

(4)	Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.
(5)	Mr. Peiqing Tian and Mr. Peihua Tian, Mr. Peiqing Tian’s brother, hold 95% and 5% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(6)

Our learning centers that are registered as schools are parties to the exclusive service agreements entered into by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

Contractual Arrangements with Our VIEs, Their Shareholders and Us

PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. Accordingly, we conduct our operations in the PRC principally through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entities. We effectively control each VIE through contractual arrangements among such VIE, its shareholders and Shanghai Fuxi.

The contractual arrangements, as described in more detail below, collectively allow us to:

•	exercise effective control over each of our VIEs and its affiliated entities;
•	receive substantially all of the economic benefits of each VIE; and
•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of our VIEs and their affiliated entities, and, therefore, have consolidated the financial results of our VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners , our PRC counsel:

•

the ownership structures of Shanghai Fuxi, our VIEs and the affiliated entities of our VIEs, currently and immediately after giving effect to our initial public offering, will not result in any violation of applicable PRC laws or regulations currently in effect; and

•

the contractual agreements among Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities governed by PRC law, currently and immediately after giving effect to our initial public offering, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and do not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 4. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our after-school education service business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 4. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Furthermore, if our VIEs, their affiliated entities and the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIEs and their affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2016, 2017 and 2018 fiscal years, all of our revenues were derived from the operations of our VIEs and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenues of Shanghai Fuxi, our

VIEs and their consolidated entities. In the 2016, 2017 and 2018 fiscal years, Shanghai Fuxi did not receive any service fees from our VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations, growing our learning center network and launching new programs, our PRC subsidiary may receive service fees from our VIEs or make distributions to us in the future.

Below is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

Exclusive Service Agreement

Pursuant to the exclusive service agreements, Shanghai Fuxi has the exclusive right to provide or designate any third party to provide technical services and management and consulting services to the VIEs and their affiliated entities in the form of private non-enterprise institutions. In exchange, the VIEs and their affiliated entities pay annual service fees to Shanghai Fuxi in an amount at Shanghai Fuxi’s discretion. Without the prior written consent of Shanghai Fuxi, the VIEs and their affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. Shanghai Fuxi owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance. Unless otherwise required by applicable PRC laws, the VIEs and their affiliated entities do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Pursuant to the call option agreements, the shareholders of our VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from such shareholders part or all of their equity interests in the applicable VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholders will not grant a similar right or transfer any of the equity interests in the applicable VIEs to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreements, the shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests in the VIEs to Shanghai Fuxi, to respectively guarantee the performance of the VIEs of their obligations under the relevant contractual agreements. Should the VIEs or their shareholders breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholders of the VIEs shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIEs have fully performed all of their obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice the equity interest pledge agreements will continue to remain in effect.

The shareholders of the VIEs have registered the equity pledge in favor of Shanghai Fuxi with the local counterpart of the State Administration for Industry and Commerce in accordance with PRC laws and regulations.

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholders of the VIEs have each executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIEs. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholder of the VIEs. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertake not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the applicable shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and our VIEs. The valid term of spousal consent letters is same as the term of the exclusive call option agreement.

D.	Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We have learning centers in Shanghai and five other cities in China. We lease our headquarters, which occupies approximately 4,821 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 27,455square meters. The majority of lease agreements for our Shanghai learning centers have durations of two to six years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to obtain additional facilities for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “—Our Learning Centers.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We offer our education services through three sets of programs: standard programs, personalized Ivy programs and an assortment of special programs, including competition workshops and courses delivered to K-12 schools. We derive our revenues primarily from tuition collected from our education services provided through these programs. Our fiscal year ends on the last day of February in each year.

We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 38 learning centers in six cities in China as of February 28, 2018. We also successfully established our Ivy programs, which provide personalized courses, extended our course offerings to middle school and kindergarten students, and covered more core subjects including physics, chemistry, Chinese and English. We offer our programs through our variable interest entities, or VIEs, and their affiliates.

Our revenues increased 116.6% from RMB93.8 million in the 2016 fiscal year to RMB203.2 million in the 2017 fiscal year. We improved from net loss of RMB31.1 million in the 2016 fiscal year to net income of RMB17.3 million in the 2017 fiscal year. Our revenues increased by 47.9% from RMB203.2 million in the 2017 fiscal year to RMB300.5 million (US$47.5 million) in the 2018 fiscal year. Our net income increased by 141.3% from RMB17.3 million in the 2017 fiscal year to RMB41.8 million (US$6.6 million) in the 2018 fiscal year.

Our adjusted net income, which excludes share-based compensation expenses and fair value change of warrants,  increased from RMB1.6 million in the 2016 fiscal year to RMB49.2 million in the 2017 fiscal year and further toRMB65.3 million (US$10.3 million) in the 2018 fiscal year. Our net margin, which represents our net income divided by our revenues, increased from 8.5% in the 2017 fiscal year to 13.9% in the 2018 fiscal year. Our adjusted net margin, which represents our adjusted net income divided by our revenues, decreased from 24.2% in the 2017 fiscal year to 21.7% in the 2018 fiscal year. For a detailed description of adjusted net income, please see “—Non-GAAP Financial Measures.”

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by the demand for K-12 after-school education services in China. China’s rapid economic growth and higher per capita disposable income have led to both increased spending by parents on after-school education services and intensified competition for high quality education resources. Furthermore, we expect to benefit from the recent relaxation of China’s “One-child Policy”, which we believe in coming years will drive the growth of the K-12 student population and in turn the demand for after-school education services.

We are also affected by the regulatory environment governing the PRC after-school education industry, including the qualification and licensing requirements for entities providing education services, as well as government policies on K-12 school admissions.

In addition, we believe that our results of operations are more directly affected by the following factors specific to us:

•

Student Enrollment. Our revenues primarily consist of tuition from students enrolled in our programs, which is directly driven by the number of our student enrollment. The growth of our student enrollment is affected by our reputation, the variety of our course offerings and the number of our learning centers. Our total student enrollment increased by 49.2% from 77,947 in the 2016 fiscal year to 116,294 in the 2017 fiscal year, and further increased by 5.4% to 122,606 in the 2018 fiscal year.

A substantial portion of our students enroll in our programs through word-of-mouth referrals. Consequently, our reputation has been critical to our student recruitment process. Our ability to maintain and enhance our reputation and continue to attract students is directly dependent on our ability to improve our students’ academic performance and maintain the quality of our faculty.

Our student enrollment is also dependent on the size of our learning center network. Our number of learning centers grew from 19 in Shanghai and two in other cities as of February 29, 2016, to 31 in Shanghai and seven in other cities as of February 28, 2018. We plan to open additional learning centers in and out of Shanghai to further increase our student enrollment.

Our portfolio of course offerings also affects our student enrollment. In 2015, we launched our Ivy programs, which offer personalized courses. Ivy program student enrollment increased from 2,194 in the 2016 fiscal year to 21,513 in the 2017 fiscal year. In the 2018 fiscal year, Ivy Program student enrollment reached 22,763. We have also extended our services to target kindergarten students and middle school students. Kindergarten program student enrollment increased from 1,306 in the 2016 fiscal year to 4,617 in the 2017 fiscal year. In the 2018 fiscal year, kindergarten program student enrollment was 3,387, while middle school program enrollment was 10,432 for the same period. Furthermore, we started to offer small-sized classes in addition to regular-sized classes for our standard programs in 2017. In the 2018 fiscal year, standard program student enrollment in regular and small-sized classes were 73,099 and 26,744, respectively.

•

Pricing. Our revenues are directly affected by the pricing for our services. We typically charge students tuition based on the hourly rate of the student’s course type and the total number of class hours the student takes. We set hourly rates for our courses based on a number of factors, including class size, course type, our overhead costs, demand for our education services, geographic location of the course offered and our competitors’ fee rates for similar offerings. We raised our hourly rates in the 2016 fiscal year.

•	Operating Efficiency. Our ability to manage the costs and expenses of our operation directly affects our profitability.

Our cost of revenues primarily consists of compensation to our faculty and rental, utilities and maintenance costs for our learning centers. Faculty compensation depends on the size of our faculty and their level of experience.  We offer competitive compensation to our faculty in order to attract and retain the best teaching talent. The number of our full-time teachers increased significantly from 110 as of February 29, 2016 to 222 as of February 2017 and further 350 as of February 28, 2018, which is in line with our efforts to replace our part-time teachers with full-time teachers and the expansion of our learning center network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and bigger class sizes, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Historically, we have incurred relatively low sales and marketing expenses due to our reliance on word-of-mouth referrals. As a result of this strategy, together with the increasing economies of scale that we have experienced with our expansion, our operating expenses as a percentage of our revenues decreased from 34.7% in the 2016 fiscal year to 26.9% in the 2017 fiscal year, the number increased to 43.1% in the 2018 fiscal year primarily because of IPO related expenses, share-based compensation of employees and our donation to ECNU.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our learning center network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Description of Certain Statement of Operations Items

Revenues

We currently derive substantially all of our revenues from tuition for our after-school education services. Revenues from standard and Ivy programs include those generated from programs for elementary school students as well as our more recently launched middle school and kindergarten programs. Revenues from special programs and others include tuition we collect from our special program courses and income we generate from hosting math competitions. Our revenues are presented net of sales tax, which includes business tax and related surcharges. Starting from May 1, 2016, business tax in China has been replaced by VAT, which accounts for the decrease in sales tax after the 2016 fiscal year. The table below sets forth a breakdown of our revenues for the periods indicated:

	For the Year Ended February 29/28
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Standard programs	85,408	91.1	162,227	79.8	201,876	31,902	$67
Ivy programs	4,073	4.3	33,784	16.6	70,458	11,134	$23
Special programs and others	7,780	8.3	8,804	4.3	$29,663	$4,688	$10
Less: sales tax	(3,460)	(3.7)	(1,627)	(0.7)	(1,464)	(231)	(0.5)
Total	93,801	100.0	203,188	100.0	300,533	47,493	100.0

We typically collect tuition from students in advance for the classes that they purchase and record this tuition initially as deferred revenues. We recognize revenues as students attend the classes in their course program. We offer refunds for undelivered classes to students who decide to withdraw from a course program at any time. Refunds are recorded as reductions of deferred revenues and have no impact on recognized revenues. In the past three fiscal years, we have had insignificant amounts of tuition refunds. We had deferred revenues of RMB38.1 million, RMB84.8 million and RMB90.1 million (US$14.2 million) as of February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) staff costs, including salaries and other compensation for our faculty and (ii) rental, utilities and maintenance costs for our learning centers. We expect our total cost of revenues to increase in line with our expansion as we open more learning centers and expand our faculty size. The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	For the Year Ended February 29/28
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	40,982	74.5	59,565	69.8	64,242	10,152	58.7
Rental, utilities and maintenance costs	12,335	22.5	18,592	21.8	34,018	5,376	31.1
Depreciation of leasehold improvement	285	0.5	866	1.0	4,638	733	4.2
Other expenses related to learning centers	1,384	2.5	6,326	7.4	6,546	1,034	6.0
Total	54,986	100.0	85,349	100.0	109,444	17,295	$100

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Year Ended February 29/28
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	27,725	85.2	42,071	77.0	92,932	14,686	71.8
Sales and marketing expenses	4,827	14.8	12,563	23.0	36,565	5,778	28.2
Total	32,552	100.0	54,634	100.0	129,497	20,464	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) research and development expenses incurred for the development of the technology infrastructure supporting our problem set database and other educational content, and (iv) share-based compensation related expenses for our administrative personnel. In the 2018 fiscal year, we also incurred general and administrative expenses in relation to IPO expenses, which resulted in an increase in the amount of our general and administrative expenses and as a percentage of revenues. We expect our general and administrative expenses as a percentage of revenues to remain relatively stable for the foreseeable future.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2016 fiscal year, our sales and marketing expenses primarily consisted of RMB4.3 million in promotional and advertising fees incurred in connection with promoting student enrollment. In the 2017 fiscal year, we entered into a donation agreement with East China Normal University, or ECNU, a university in Shanghai prominent in basic education, pursuant to which we would donate a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this donation commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB10 million and RMB20 million donation commitment accrual to ECNU in  the 2017 fiscal year and the 2018 fiscal year, respectively. Excluding the effect of our donation to ECNU, we expect our sales and marketing expenses as a percentage of revenues to remain relatively stable in the near future as we ramp up our promotional efforts to increase student enrollment.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended February 29/28
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	93,801	100.0	203,188	100.0	300,533	47,493	100.0
Cost of revenues	(54,986)	(58.6)	(85,349)	(42.0)	(109,444)	(17,295)	(36.4)
Gross profit	38,815	41.4	117,839	58.0	191,089	30,198	63.6
Operating expenses
General and administrative expenses	(27,725)	(29.6)	(42,071)	(20.7)	(92,932)	(14,686)	(30.9)
Sales and marketing expenses	(4,827)	(5.1)	(12,563)	(6.2)	(36,565)	(5,778)	(12.2)
Operating income	6,263	6.7	63,205	31.1	61,592	9,734	20.5
Subsidy income	299	0.3	579	0.3	2,432	384	0.8
Interest income, net	1,094	1.2	3,037	1.5	5,546	876	1.8
Other expense, net	(1,953)	(2.1)	(1,089)	(0.5)	(1,302)	(206)	(0.4)
Fair value change of warrants	(31,766)	(33.9)	(28,473)	(14.1)	—	—	—
Income (loss) before income taxes and income (loss) from equity in affiliates	(26,063)	(27.8)	37,259	18.3	68,268	10,788	22.7
Income tax expense	(4,841)	(5.1)	(19,804)	(9.7)	(26,424)	(4,176)	(8.8)
Loss from equity in affiliates, net of taxes	(184)	(0)	(116)	(0.1)	—	—	—
Net income (loss)	(31,088)	(33.1)	17,339	8.5	41,844	6,612	13.9

Year Ended February 28, 2018 Compared to Year Ended February 28, 2017

Revenues

Our total revenues increased by 47.9% from RMB203.2 million in the 2017 fiscal year to RMB300.5 million (US$47.5 million) in the 2018 fiscal year. This increase was primarily due to increased revenue contribution from the Ivy Program and the expansion of our physical learning center network. In connection with our efforts to promote Ivy program classes, an increasing number of students have enrolled in these classes instead of standard classes. Ivy program student enrollment increased from 21,513 in the 2017 fiscal year to 22,763 in the 2018 fiscal year. In addition, the number of our learning centers increased from 29 as of February 28, 2017 to 38 as of February 28, 2018.

Cost of Revenues

Our total cost of revenues increased by 28.2 % from RMB85.3 million in the 2017 fiscal year to RMB109.4 million (US$17.3 million) in the 2018 fiscal year. This increase was primarily due to an increases in teachers’ compensation and rental, utilities and maintenance costs for our learning centers. Our total number of teachers increased from 222 as of February 28, 2017 to 350 as of February 28, 2018, and the average salary of our teachers also increased. The rental, utilities and maintenance costs for our learning centers increased from RMB18.6 million in the 2017 fiscal year to RMB34.0 million (US$5.4 million) in the 2018 fiscal year in line with our expansion and the operations of more learning centers.

Gross Profit

As a result of the foregoing, our gross profit increased by 62.2% from RMB117.8 million in the 2017 fiscal year to RMB191.1 million (US$30.2 million) in the 2018 fiscal year. Our gross margin increased from 58.0% in the 2017 fiscal year to 63.6% in the 2018 fiscal year primarily due to (i) an increase in enrollment in classes with higher tuition fees in our portfolio of course offerings, (ii) more efficient faculty management and (iii) higher utilization of learning centers

Sales and Marketing Expenses

Our sales and marketing expenses increased by 191.1% from RMB12.6 million in the 2017 fiscal year to RMB36.6 million (US$5.8 million) in the 2018 fiscal year, primarily due to the RMB20 million (US$3.2milliion) expenses accrued for donation payment to ECNU in the 2018 fiscal year as part of our RMB100.0 million donation commitment, and to a lesser extent, an increase in our marketing and business development headcount primarily related to promoting student enrollment. The salary for our sales and marketing personnel increased from RMB0.8 million in the 2017 fiscal year to RMB7.0 million (US$1.1 million) in the 2018 fiscal year. Promotional and advertising fees increased from RMB0.3 million in the 2017 fiscal year to RMB7.0 million (US$1.1 million) in the 2018 fiscal year.

General and Administrative Expenses

Our general and administrative expenses increased by 120.9% from RMB42.1 million in the 2017 fiscal year to RMB92.9 million (US$14.7 million) in the 2018 fiscal year. This increase was primarily due to increased share-based compensation for our general and administrative team and other staff costs in connection with our business expansion. The increase was also due to expenses we incurred in connection with our initial public offering.

Fair Value Change of Warrants

The fair value change of warrants we granted in 2015 was RMB28.5 million in the 2017 fiscal year. The change in the fair value of the warrants was primarily due to the increase in the valuation of our company. As the warrants were fully exercised in August 2016, no fair value change of warrants was recognized in the 2018 fiscal year.

Income Before Income Taxes and Loss from Equity in Affiliates

As a result of the foregoing, our income before income taxes and loss from equity in affiliates increased from RMB37.3 million in the 2017 fiscal year to RMB68.3 (US$10.8 million) in the 2018 fiscal year.

Income Tax Expense

Our income tax expense increased from RMB19.8 million in the 2017 fiscal year to RMB26.4 million (US$4.2 million) in the 2018 fiscal year, primarily due to the increase in our taxable income.

Net Income

As a result of the foregoing, our net income increased from RMB17.3 million in the 2017 fiscal year to RMB41.8 million (US$6.6 million) in the 2018 fiscal year.

Fiscal Year Ended February 28, 2017 Compared to Fiscal Year Ended February 29, 2016

Revenues

Our total revenues increased by 116.6% from RMB93.8 million in the 2016 fiscal year to RMB203.2 million in the 2017 fiscal year. This increase was primarily due to an increase in our student enrollment from the 2016 fiscal year to the 2017 fiscal year, and to a lesser extent, an increase in our hourly tuition rate in the 2016 fiscal year. Standard program student enrollment increased from 75,753 in the 2016 fiscal year to 94,781 in the 2017 fiscal year and Ivy program student enrollment increased from 2,194 to 21,513 during the same periods. The increase in student enrollment was primarily due to (i) the significant increase in Ivy program student enrollment as a result of our expansion of this new service, (ii) the increase in our number of learning centers from 21 to 29 as we expanded both in and outside of Shanghai and (iii) the effectiveness of our word-of-mouth referrals in student recruitment.

Cost of Revenues

Our total cost of revenues increased by 55.2% from RMB55.0 million in the 2016 fiscal year to RMB85.3 million in the 2017 fiscal year. This increase was primarily due to increases in staff costs and rental, utilities and maintenance costs for our learning centers. Our staff costs increased from RMB41.0 million in the 2016 fiscal year to RMB59.6 million in the 2017 fiscal year primarily due to the increase in the size of our faculty in line with our expansion, which was partially offset by the lower hourly rates for full-time teachers compared to part-time teachers as we replaced almost all of our part-time faculty with full-time faculty. The rental, utilities and maintenance costs for our learning centers increased from RMB12.3 million in the 2016 fiscal year to RMB18.6 million in the 2017 fiscal year in line with our expansion and the opening of new learning center locations.

Gross Profit

As a result of the foregoing, our gross profit increased by 203.6%, from RMB38.8 million in the 2016 fiscal year to RMB117.8 million in the 2017 fiscal year. Our gross margin increased from 41.4% in the 2016 fiscal year to 58.0% in the 2017 fiscal year primarily due to (i) our replacement of almost all of our part-time faculty with full-time teachers, who typically have lower costs on a per hour basis and (ii) the higher number of new learning centers opened in the 2016 fiscal year and the related rental payments and payroll for teachers during the pre-opening preparation periods.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 160.3% from RMB4.8 million in the 2016 fiscal year to RMB12.6 million in the 2017 fiscal year, primarily due to the RMB10.0 million donation payment to ECNU as part of the RMB100 million donation commitment that we made in the 2017 fiscal year, as compared to RMB4.3 million in promotional and advertising fees incurred in the 2016 fiscal year primarily related to promoting student enrollment.

General and Administrative Expenses

Our general and administrative expenses increased by 51.7% from RMB27.7 million in the 2016 fiscal year to RMB42.1 million in the 2017 fiscal year. This increase was primarily due to the increased staff cost, rental, utility and other expenses for our offices in connection with our business expansion.

Fair Value Change of Warrants

The fair value change of warrants we granted in 2015 was RMB31.8 million in the 2016 fiscal year and RMB28.5 million in the 2017 fiscal year. The change in the fair value of the warrants was primarily due to the increase in the valuation of our company.

Income (Loss) Before Income Taxes and Loss from Equity in Affiliates

As a result of the foregoing, we had income before income taxes and loss from equity in affiliates of RMB37.3 million in the 2017 fiscal year, compared to a loss before income taxes and loss from equity in affiliates of RMB26.1 million in the 2016 fiscal year.

Income Tax Expense

Our income tax expense increased from RMB4.8 million in the 2016 fiscal year to RMB19.8 million in the 2017 fiscal year, primarily due to the increase in our taxable income.

Net Income (Loss)

As a result of the foregoing, we had net loss of RMB31.1 million in the 2016 fiscal year, compared to net income of RMB17.3 million in the 2017 fiscal year.

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; and (ii) fair value change of warrants. We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the change in fair value of warrants in the periods presented. As the warrants were fully exercised in August 2016, we do not expect to incur similar expenses in the future. For this reason, we believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	For the Year Ended February 29/28
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	(31,088)	17,339	41,844	6,612
Add: share-based compensation expenses	942	3,363	23,470	3,709
Add: fair value change of warrants	31,766	28,473	—	—
Adjusted net income	1,620	49,175	65,314	10,321

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2016, 2017 and 2018 fiscal years.

PRC

Our subsidiary and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of our affiliated entities involved in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Four Seasons Education HK. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Four Seasons Education HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Shanghai Fuxi, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 4. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have mostly been proceeds from our initial public offering, and to a lesser extent, cash generated from operating activities

As of February 28, 2017 and February 28, 2018, we had RMB231.0 million and RMB583.3 million (US$92.2 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use and which have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIEs and our VIEs’ affiliates and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiary and VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiary or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiary and VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of our VIEs and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2018, total restricted net assets were RMB62.5 million (US$9.9 million) and total unrestricted net assets were RMB595.4 million (US$94.1 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended February 29/28
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,009	119,479	95,963	15,164
Net cash used in investing activities	(6,915)	(10,176)	(170,447)	(26,935)
Net cash provided by/(used in) financing activities	600	74,903	461,611	72,947
Effect of foreign exchange rate changes on cash and cash equivalents	1,946	4,434	(34,771)	(5,493)
Net change in cash and cash equivalents	(3,360)	188,640	352,356	55,683
Cash and cash equivalents at beginning of year	45,688	42,328	230,968	36,498
Cash and cash equivalents at the end of the year	42,328	230,968	583,324	92,181

Operating Activities

Net cash provided by operating activities amounted to RMB96.0  million (US$15.2 million) in the 2018 fiscal year. It reflected the net income of RMB41.8 million (US$6.6 million), adjusted by share-based compensation of RMB23.5 million (US$3.7 million) and depreciation of RMB6.5 million (US$1.0 million). Additional major factors affecting operating cash flow in the 2018 fiscal year included (i) a decrease in amounts due from related parties of RMB32.9  million (US$5.2  million) as Mr. Peiqing Tian, our Chairman and CEO, transferred the amount he held on our behalf to us, (ii) an increase in income tax payable of RMB7.5 million (US$1.2 million) and (iii) an increase in deferred revenues in the amount of RMB5.3 million (US$0.8 million) due to the increased amount of tuition received during the period, partially offset by a decrease in accrued expenses and other current liabilities in the amount of RMB8.3  million (US$1.3 million) as a result of a decrease in other tax payable, as well as an increase in rental deposits of RMB6.0 million (US$0.9 million) in connection with the expanding of learning centers

Net cash provided by operating activities amounted to RMB119.5 million in the 2017 fiscal year. It reflected the net income of RMB17.3 million, adjusted by the fair value change of the warrants of RMB28.5 million, share-based compensation of RMB3.4 million and depreciation of RMB1.8 million. Additional major factors affecting operating cash flow in the 2017 fiscal year included an increase in deferred revenues in the amount of RMB46.7 million due to the increased amount of tuition received during the period and an increase in accrued expenses and other current liabilities in the amount of RMB20.0 million as a result of the increased tax payable and our donation to ECNU.

Net cash provided by operating activities amounted to RMB1.0 million in the 2016 fiscal year. It reflected a net loss of RMB31.1 million, adjusted by the fair value change of the warrants of RMB31.8 million, share-based compensation of RMB0.9 million and depreciation of RMB0.5 million. Additional major factors affecting operating cash flow in the 2016 fiscal year included an increase in deferred revenues in the amount of RMB21.6 million due to the increased amount of tuition received during the period, and an increase in accrued expenses and other current liabilities in the amount of RMB10.1 million as a result of the increased tax payable, partially offset by the increase in amount due from related parties in the amount of RMB35.2 million in connection with the cash and cash equivalents held by Mr. Peiqing Tian on our behalf.

Investing Activities

Net cash used in investing activities amounted to RMB170.4 million (US$26.9 million) in the 2018 fiscal year. This was primarily attributable to the purchase of long-term investment under fair value of RMB158.2 million (US$25.0 million) in connection with our purchase of investment products offered by PIMCO and purchase of property and equipment of RMB23.1 million (US$3.7 million) for the renovation of our new and existing learning centers and collection of loans to related parties of RMB16.8 million (US$2.6 million).

Net cash used in investing activities amounted to RMB10.2 million in the 2017 fiscal year. This was primarily attributable to the loan to a related party of RMB8.0 million and the purchase of property and equipment of RMB6.7 million for the renovation of our new and existing learning centers, offset by the RMB3.8 million cash acquired from our acquisition of the Shanghai subsidiary of Shane English School.

Net cash used in investing activities amounted to RMB6.9 million in the 2016 fiscal year. This was primarily attributable to a loan to a related party of RMB4.2 million and the purchase of property and equipment of RMB1.6 million for the renovation of our new and existing learning centers.

Financing Activities

Net cash provided financing activities amounted to RMB461.6 million (US$72.9 million) in the 2018 fiscal year. This was primarily attributable to the proceeds from our initial public offering of RMB580.2 million (US$91.7 million), partially offset by dividends paid of RMB122.1 million (US$19.3 million).

Net cash provided by financing activities amounted to RMB74.9 million in the 2017 fiscal year, primarily attributable to net proceeds of RMB73.6 million from the issuance of Series A-1 convertible redeemable preferred shares.

Net cash provided by financing activities amounted to RMB0.6 million in the 2016 fiscal year, primarily attributable to capital contributions from non-controlling shareholders of subsidiaries.

Proceeds from Our Initial Public Offering

We completed our initial public offering in 2017. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$10.1 million, which included US$7.4 million for underwriting discounts and commissions and US$2.7 million for other expenses. We received aggregate net proceeds of approximately US$89.5 million from our initial public offering and the option offering.

Capital Expenditures

Our capital expenditures amounted to RMB1.6 million in the 2016 fiscal year, RMB6.7 million in the 2017 fiscal year and RMB23.1 million (US$3.7 million) in the 2018 fiscal year, respectively. In the past, our capital expenditures primarily consisted of renovation costs of our learning centers. As our business expands, we may continue to renovate our new and existing learning centers and office facilities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. In the 2016 and 2017 fiscal years, Shanghai Fuxi did not receive any service fees from our VIEs or distribute any dividends. In the 2018 fiscal year, our PRC subsidiary started to receive service fees from our VIEs. Although we plan to continue to invest in and expand our PRC operations indefinitely, we may rely on dividends from our PRC subsidiary for our cash needs in the future.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenues in the PRC. Our VIEs and their affiliates in the PRC contributed all of our revenues in the year ended February 29, 2016, the year ended February 28, 2017 and the year ended February 28, 2018.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2018, 33.5% of our total assets were located in the PRC and 11.5% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIEs and their affiliates in the PRC for the periods indicated as a percentage of total assets:

	Assets
	As of February 28
	2017	2018
Our Company and our subsidiaries
Four Seasons Education Cayman	—	55.0%
Four Seasons Education HK	37.2%	11.5%
Shanghai Fuxi	—	1.8%
Our variable interest entities	62.8%	31.7%
Total assets	100.0%	100.0%

*	The percentages given exclude inter-company transactions among Four Season Education (Cayman) Inc., its subsidiaries and its variable interest entities.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this annual report.

Revenue Recognition

We generate revenues primarily through providing after-school math education services. We charge tuition to students enrolled in our programs. We offer three sets of programs to our elementary and middle school students, namely the standard programs, the Ivy programs and the specialized programs, while we only offer standard programs to our kindergarten students. Our standard programs consist of five types of courses with different academic focuses, while our Ivy programs offer personalized courses where parents can customize parameters such as class size, schedule and pacing. Our specialized programs provide short-term competition workshops, courses delivered to K-12 schools and classes on specific math topics.

For our standard programs, Ivy programs, and courses offered under the specialized programs other than the courses delivered to K-12 schools, we collect tuition when a student is enrolled in a class and record such tuition revenues as deferred revenues. Tuition revenues is recognized proportionately as the class sessions are delivered. We generally allow students to withdraw from courses at any time and refund their tuition for undelivered classes. The tuition refunded is recorded as reductions of deferred revenues and does not have any impact on the recognized revenues. We have seldom had student withdrawals in our past operations.

For the courses delivered to K-12 schools under our specialized programs, our revenues consists of program service fees and educational content fees. Revenues attributable to program services is recognized proportionally as we deliver the courses and collection of the receivables is reasonably assured. Revenues attributable to educational content is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred. Revenues derived from the courses delivered to K-12 schools were immaterial for the 2016, 2017 and 2018 fiscal years.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries and our VIEs. All intercompany transactions and balances have been eliminated on consolidation.

We evaluate the need to consolidate certain VIEs by determining whether we are their primary beneficiary. In determining whether we are the primary beneficiary, we consider if we have authority to direct the activities that most significantly affect the economic performance of the VIE, and if the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We consolidate the VIE if we are deemed its primary beneficiary.

PRC laws and regulations currently require foreign entities that invest in the education business in China to be educational institutions with certain qualifications and experience in providing high quality education outside of China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Therefore, we conduct our operations through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. To provide the effective control over our VIEs and receive substantially all of the economic benefits of them, Shanghai Fuxi, our wholly-owned subsidiary, entered into a series of contractual arrangements with our VIEs, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions. These contractual agreements include exclusive services agreements, exclusive call option agreements, equity pledge agreements, shareholder voting rights proxy agreements and irrevocable powers of attorney and spousal consent letters. As a result of these contractual arrangements, the shareholders of our VIEs irrevocably granted Shanghai Fuxi the power to exercise all voting rights to which they were entitled. In addition, Shanghai Fuxi has the option to acquire all of the equity interests in the VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Fuxi is entitled to receive service fees for certain services to be provided to the VIEs in an amount at Shanghai Fuxi’s discretion. We conclude that Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. are our VIEs, of which we are the primary beneficiary. As such, we consolidated the financial results of the VIEs in our consolidated financial statements.

Income Taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to our operations. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. No valuation allowance was provided as of February 29, 2016, February 28, 2017 or February 28, 2018 as we expect the net operating loss carryforwards to be fully utilized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. No uncertain income tax position was recorded as of February 29, 2016, February 28, 2017 or February 28, 2018.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•	determining the fair value of our ordinary shares at the dates of issuance and exercise of warrants; and
•

determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering:

Date	Fair Value per Share		DLOM	Discount Rate	Type of Valuation
February 17, 2015	US$	0.208	20.0%	35.0%	Retrospective
July 1, 2015	US$	1.477	20.0%	32.0%	Retrospective
February 29, 2016	US$	4.025	15.0%	26.0%	Retrospective
July 1, 2016	US$	6.699	15.0%	23.0%	Retrospective
August 19, 2016	US$	7.504	15.0%	21.0%	Retrospective
March 27, 2017	US$	12.434	10.0%	18.0%	Retrospective

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The option-pricing method was used to allocate our equity value to preferred shares or other senior securities and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. This method treats ordinary shares and preferred shares or other senior securities as call options on the equity value, with exercise prices based on their respective payoffs upon a liquidity event.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•

Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•

Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, six publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the education service industry and (ii) their shares are publicly traded in the United States.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Finnerty’s (2012) Average-Strike Put Options model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares. DLOM remained in the range of 20% to 10% in the period from 2015 to 2017.

After our initial public offering, in determining the fair value of the non-vested ordinary shares and restricted share units granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied.

Share-based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense adjusted for forfeiture effects on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used. These assumptions represented our best estimates, but the estimates involved inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our share options, our share-based compensation expense could be materially different.

Grant date	July 1, 2015	July 1, 2016	March 27, 2017
Risk-free interest rate(1)	2.4%	1.5%	2.4%
Volatility(2)	55%	54%	53%
Dividend yield(3)	0%	0%	0%
Expected weighted average exercise multiple(4)	2.61	2.64	2.78
Fair value of underlying ordinary share (US$)(5)	1.477	6.699	12.434

(1)	We estimate the risk-free interest rate based on U.S. Treasury yield curve as of the valuation date.
(2)

We historically have been a private company and there is no information on our share price volatility. Therefore, volatility is estimated based on the annualized standard deviation of the daily share price return of comparable companies for the period before the valuation date and with similar spans of time to expiration. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

(3)	We estimate the dividend yield based on the fact that we have never paid, and do not expect to pay cash dividends in the foreseeable future.
(4)

For the expected weighted average exercise multiple, as a private company, we were not able to develop an exercise pattern as reference. Thus, the exercise multiple is based on our estimate, which we believe is representative of the future exercise pattern of the options.

(5)	The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.

We account for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

On July 1, 2015, we granted options to purchase a total of 1,175,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting July 1, 2016, and will expire on June 30, 2025.

On July 1, 2016, we granted options to purchase a total of 330,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting July 1, 2017, and will expire on June 30, 2026.

On March 27, 2017, we granted options to purchase a total of 1,110,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting March 27, 2018, and will expire on March 26, 2027.

We recorded share-based compensation expenses of RMB0.9 million, RMB3.4 million and RMB23.5 million (US$3.7 million) for the 2016, 2017 and 2018 fiscal years, respectively. As of or February 28, 2018, total unrecognized compensation cost relating to unvested share options was RMB73.2 million (US$11.6 million).

Recent Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between US GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB issued ASU 2015-14, to defer the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations”. Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

The Group has implemented this standard effective March 1, 2018 on a modified retrospective basis. It has substantially completed its assessment of all revenue from existing contracts with customers. The timing and amount of revenue recognition under new standard are not expected to differ materially from the previous revenue standard. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In February 2016, FASB issued ASU 2016-02 related to Leases which requires lessees to recognize a lease liability and a right-to-use asset on the balance sheet for all leases, except certain short-term leases. Under the new guidance, Lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements, but the Group expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In September 2017, the FASB has issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU 2014-09 and ASU 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group does not expect a material impact on its consolidated financial statements upon adoption.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the specific cash flow issues such as contingent consideration payments made after a business combination. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business". The purpose of amendments is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment by eliminating Step 2 of goodwill impairment analysis, while retaining the option to perform an initial qualitative assessment for a reporting unit to determine if a quantitative impairment test is required. ASU 2017-04 is effective for the Group in fiscal year beginning after December 15, 2019 with early adoption is permitted and should be applied on a prospective basis. The Group expects the adoption of this guidance will not have a material impact to the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

All costs that are incurred in connection with the planning and implementation phases of the development of software for internal use are expensed. Costs incurred in the development phase are capitalized and amortized over the estimated useful life. No costs were capitalized for any of the periods presented.

Costs incurred internally in researching and developing a software product to be sold, leased or marketed are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for any of periods presented.

Intellectual Property

See “Item 4. Information on the Company ⸺ B. Business Overview ⸺ Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2018.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	228,892	36,171	52,584	84,297	61,866	30,145
Donation Commitments	75,000	11,853	20,000	55,000
Total	303,892	48,024	72,584	139,297	61,866	30,145

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	56	Chairman and Chief Executive Officer
Yi Zuo	43	Director and Chief Financial Officer
Shaoqing Jiang	44	Director
Zongwei Li	45	Independent Director
Dele Liu	50	Independent Director

Peiqing Tian has served as our chairman and chief executive officer since our inception. Mr. Tian has been dedicated to math education and critical to the development and success of our business. Mr. Tian is the editor-in-chief of Elementary School Mathematical Thinking: Practice Problems and Solutions and various other books on math education. In addition, he has served in various head coach and organizational committee positions for math competitions, such as director of the Shanghai regional organization committee of the Asia International Mathematical Olympiad Open Contest in 2015, head coach and secretary-general of the Asia Pacific Elementary School Mathematics Olympiad Invitational Competition in 2014 and head of the Shanghai testing center of the American Mathematics Competition in 2013. Prior to founding our company, he served as a teacher at Shanghai Wuning Middle School from 1984 to 1989. Between 1989 and 2004, Mr. Tian worked in management roles in several travel agencies. He received his bachelor’s degree in mathematics from East China Normal University in 1984.

Yi Zuo has served as our director since February 2015 and our chief financial officer since March 2017. Prior to joining us, Ms. Zuo served as a partner and the head of the China team of Lihui Private Fund, a private equity fund, from 2013 to 2016. She also has approximately 10 years of experience in investment banking at UBS Group AG, Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch. Prior to that, she served as a consulting manager at PricewaterhouseCoopers from 1997 to 2000. She received her MBA from Stanford Business School in 2004 and her bachelor’s degree in economics from Fudan University in 1997.

Shaoqing Jiang has served as our director since April 2017. Mr. Jiang currently serves as the vice president and operational director of Chengwei Capital. He has over 10 years of experience in investments across the TMT, energy, semiconductor and environmental technologies sectors at Renaissance Environment Investment, Walden International, Cummings-Goldman Capital Partners and Chengwei Ventures. He received his MBA degree from Stern Business School of New York University in 2005 and his bachelor’s degree in English literature from Fudan University in 1997.

Zongwei Li has served as our independent director since November 2017. Mr. Li has served as a managing director of Sailing Capital, a private equity fund, since June 2014. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li is also currently an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a certified member of China institute of Certified Public Accountants. His business address is 36/F, CITIC Plaza, 859 North Sichuan Road, Shanghai 200085, China.

Dele Liu has served as our independent director since November 2017. Mr. Liu is the vice chairman of Heyi Ventures, a venture capital firm. Mr. Liu served as president and executive director of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2011 to 2016. He served as chief financial officer of Youku Tudou Inc. from 2006 to 2010. Prior to that, Mr. Liu served as vice president of Power Pacific Corporation Limited, an investment platform, from 1996 to 2005. Mr. Liu completed courses for program for Management Development at Harvard Business School in 2001. He received his bachelor’s degree from Shanghai Maritime University in 1991. His business address is 7th Floor, Tower B, Global Trade Center, 36 North 3rd Road East Road, Beijing 100094, China.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended February 28, 2018, we paid an aggregate of RMB1.3 million (US$0.2 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain share incentive plans in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders. The maximum number of ordinary shares which may be issued pursuant to our share incentive plans is 4,201,330.

2015 Share Incentive Plan

In June 2015, our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to provide additional incentives to our senior management and key employees. The 2015 Plan permits the grant of options to purchase our ordinary shares. As of the date of this annual report, we have granted 1,505,000 shares under the 2015 Plan.

On July 1, 2015, we granted options to purchase a total of 1,175,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options vest on a four-year schedule starting July 1, 2016, and will expire on June 30, 2025.

On July 1, 2016, we granted options to purchase a total of 330,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options vest on a four-year schedule starting July 1, 2017, and will expire on June 30, 2026.

The following paragraphs summarize the terms of the 2015 Plan.

Plan Administration. Our board of directors or a proxy appointed by our board of directors acts as the plan administrator. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Types of Awards. The 2015 Plan permits the grants of options to purchase ordinary shares.

Award Agreements. Each award under the 2015 Plan shall be evidenced by an award agreement between the award recipient and our company, which includes the provisions applicable in the event of the grantee’s employment or service terminates, and our company to amend and modify the award.

Eligibility. Only our senior management, start-up employees and key position holders of the company approved by our board of directors are eligible to receive awards or grants under the 2015 Plan.

Vesting Schedule. The awards granted or to be granted under the 2015 Plan have a four-year vesting schedule, with 25% of the awards vesting annually.

Amendment, Suspension or Termination. Our board of directors has the authority to amend, suspend or terminate the plan. However, no such action may adversely affect in any material way any award that has been granted or awarded to the recipient. Any amendment, suspension or termination shall be made by our board of directors in writing.

Transfer Restrictions. Subject also to all the transfer restrictions under the applicable laws and regulations and the restrictions set forth in the applicable award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 1,110,000 shares under the 2017 Plan.

On March 27, 2017, we granted options to purchase a total of 1,110,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options vest on a four-year schedule starting March 27, 2018, and will expire on March 26, 2027.

The following paragraphs summarize the terms of the 2017 Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors acts as the plan administrator. The board of directors or the committee may also delegate one or more members of our board of directors to grant or amend awards or take other administrative actions.

Types of Awards. The 2017 Plan authorizes the grant of options to purchase ordinary shares, the award of restricted shares and the award of restricted share units.

Award Agreements. Each award under the 2017 Plan shall be evidenced by an award agreement between the award recipient and our company, which may be any written notice, agreement, terms and conditions, contract or other instrument or document evidencing such award.

Eligibility. The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our employees, (ii) consultants or advisers contracted directly with us, who render bona fide services to us (except in connection with the offer or sale of securities in a capital-raising transaction or which directly or indirectly promote or maintain a market for our securities), and (iii) directors who are not our employees; provided however that awards shall not be granted to consultants or non-employee directors who are resident of any country in the European Union and any other country, which pursuant to the applicable laws, does not allow grants to non-employee.

Term of Awards. Each award under the 2017 Plan shall vest or be exercised not more than 10 years after the date of grant unless extended by the plan administrator. Each share award is subject to earlier termination as set forth in the 2017 Plan. The award is only exercisable before the eligible individual’s termination of service with us, except as determined otherwise by the plan administrator or set forth in the award agreement.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in determining the individual vesting schedules and other restrictions applicable to the awards granted under the 2017 Plan. The vesting schedule is set forth in the award agreement.

Exercise Price and Purchase Price. The plan administrator has discretion in determining the price of the awards, which can be fixed or variable related to the fair market value of the underlying ordinary shares and are subject to a number of limitations.

Acceleration of Vesting upon Corporate Transaction. Upon the occurrence of a change in control event, the plan administrator may accelerate the vesting, make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding awards (or the cash, securities or other property deliverable to the holder(s) of any or all outstanding awards) based upon, to the extent relevant in the circumstances, the distribution or consideration payable to holders of the ordinary shares upon or in respect of such event.

Termination. The 2017 Plan shall expire on the tenth anniversary of the date when our board of directors adopted the 2017 Plan.

Amendment, Suspension or Termination. No amendment, modification or termination of the 2017 Plan shall, without the prior written consent of the award recipients, adversely affect in any material way any award that has been granted or awarded prior to such amendment, suspension or termination. Subject to the above, the plan administrator may at any time terminate, amend or modify the 2017 Plan, except where shareholder approval is required to comply with applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2017 Plan (other than any adjustment permitted under the 2017 Plan), or (ii) an extension of the term of the 2017 Plan or the exercise period for an option beyond ten years from the date of grant. To the extent permissible under the applicable laws, our board of directors may decide to follow home country practice not to seek shareholder approval for any amendment or modification of the 2017 Plan.

Transfer Restrictions. Subject also to all the transfer restrictions under the applicable laws and regulations and the restrictions set forth in the applicable award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

C.	Board Practice

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Zongwei Li and Dele Liu, and is chaired by Zongwei Li. Each of Zongwei Li and Dele Liu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the New York Stock Exchange and SEC requirements within one year of the completion of our initial public offering. Our board of directors has also determined that Zongwei Li qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the New York Stock Exchange Listed Company Manual. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
•

reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;
•	reporting regularly to the full board of directors; and
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Zongwei Li and Dele Liu, and is chaired by Dele Liu. Each of Zongwei Li and Dele Liu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the compensation for our chief executive officer;
•	overseeing and making recommendations with respect to the compensation for our officers and employees other than the chief executive officer;
•	selecting compensation and benefits consultants, legal counsel or other advisors that the Committee believes to be desirable or appropriate; and
•	reviewing and administrating all long-term incentive compensation, stock option, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zongwei Li and Dele Liu, and is chaired by Dele Liu. Each of Zongwei Li and Dele Liu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•

reviewing the performance of each incumbent director and considering the results of such evaluation when determining whether or not to recommend the nomination of such director for an additional term on an annual basis;

•	advising the board policies and procedures with respect to corporate governance matters;
•	evaluating its own performance on an annual basis; and
•	reporting to the board on its findings and actions periodically.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors shall hold office until the expiration of his or her term, or until his or her office is otherwise vacated. Each director whose term of office expires shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by special resolution. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association. The compensation of our directors is determined by our board of directors. There is no mandatory retirement age for directors.

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 28, 2018:

Functions	Number of Employees
Teachers	350
Learning center student services	217
General and administration	82
Sales, marketing and business development	57
Total	706

We had a total of 450 employees as of February 28, 2017.

We generally enter into standard employment agreements with our management and our educational content development personnel. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this annual report.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers;
•	each person known to us to beneficially own more than 5% of our ordinary shares; and
•	each selling shareholder.

The calculations in the table below are based on 24,966,591 ordinary shares outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	10,287,319	41.2
Yi Zuo(2)	372,222	1.5
Shaoqing Jiang	—	—
Zongwei Li	*	*
Dele Liu	*	*
All directors and executive officers as a group	10,699,541	42.9
Principal and Selling Shareholders:
Chengwei Capital HK Limited(3)	3,133,333	12.6
Jun Guo(5)	2,100,000	8.4
Crimson Capital Partners III, L.P.(4)	2,083,333	8.3

*	Beneficially owns less than 1% of our outstanding ordinary shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 24,966,591 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this annual report.

(1)

Consists of 9,666,667 ordinary shares held by Four Season Education Holdings Limited and 620,652 ordinary shares held in the form of ADSs purchased on the open market. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.

(2)

Consists of 272,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company and 100,000 ordinary shares underlying options vested within 60 days after the date of this annual report held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.

(3)

Consists of 3,133,333 ordinary shares held by Chengwei Capital HK Limited, a company incorporated in Hong Kong. Chengwei Capital HK Limited is wholly-owned by Chengwei Evergreen Capital, LP, whose general partner is Chengwei Evergreen Management, LLC. Chengwei Evergreen Capital, LP is 99% economically owned by institutional LPs whose beneficial owners are not controlling persons and are not natural persons. Chengwei Evergreen Management, LLC has 1% economic ownership of Chengwei Evergreen Capital, LP and EXL Holdings, LLC has 100% controlling voting power of Chengwei Evergreen Management, LLC. Eric Xun Li has 100% controlling voting power of EXL Holdings, LLC. The address of Chengwei Capital HK Limited is 18th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(4)

Consists of 1,638,889 ordinary shares Crimson Capital Partners III, L.P. holds directly and 444,444 ordinary shares in the form of 888,888 ADSs Crimson Capital Partners III, L.P. holds through Sandhill Investment Holding Limited, a wholly-owned entity of Crimson Capital Partners III, L.P. The natural person ultimately controlling Crimson Capital Partners III, L.P. is John-Paul Ho. The address of Crimson Capital Partners III, L.P. is c/o Walkers SPV Limited, P.O. Box 908GT, Grand Cayman, Cayman Islands.

(5)

Consists of 2,100,000 ordinary shares held by Banya Holding Limited, a British Virgin Islands company. Ms. Jun Guo is the sole shareholder of Banya Holding Limited. Ms. Jun Guo’s business address is 14th Floor, Zi’an Building, No. 309 Yuyuan Road, Jing’an District, Shanghai 200040, China.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of February 28, 2018, the number of our ordinary shares issued and outstanding was 24,026,591, among which 5,404,369 of our ordinary shares were held as ADSs by the depositary for our ADSs. Other than the depositary, we had no record shareholders in the United States as of February 28, 2018.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2018 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We purchase technological services for the establishment of our IT system infrastructure and the establishment of our practice problem set database from Shanghai Fuxi Network Co. Ltd., and agency services for employee travel activities from Shanghai Jiaxin Travel Agency, which are entities controlled by Mr. Peiqing Tian, our Chairman and CEO. For the 2016, 2017 and 2018 fiscal years, we entered into transactions of an aggregate of approximately RMB2.8 million, RMB4.2 million and RMB4.5 million (US$0.7 million), respectively, to purchase services from related parties. The amounts of transactions that we entered into with Shanghai Fuxi Network Co. Ltd. were approximately RMB2.8 million, RMB3.6 million, RMB3.9 million (US$0.6 million) for the 2016, 2017, 2018 fiscal years, respectively. The amounts of transactions that we entered into with Shanghai Jiaxin Travel Agency were approximately RMB0.6 million, RMB0.6 million (US$0.1 million) for the 2017 and 2018 fiscal years, respectively.

Services Provided to Related Parties

We also provide services to Shanghai Fuxi Network Co. Ltd., which is an entity controlled by Mr. Peiqing Tian, our Chairman and CEO. For the 2018 fiscal years, we entered into transactions of an aggregate of approximately RMB5.5 million (US$0.9 million) to provide services to related parties.

Revenues Collected on Behalf of the Group by Related Parties

For the 2016, 2017 and 2018 fiscal years, one entity controlled by Mr. Peiqing Tian, our Chairman and CEO, Shanghai Jiaxin Travel Agency, collected approximately RMB0.6 million, RMB20,000 and RMB161,393 (US$25,505), respectively, on behalf of our company.

Amounts Due from Related Parties

As of February 28, 2017, Mr. Peiqing Tian, our Chairman and CEO held RMB32.9 million in cash and cash equivalents on our behalf, of which RMB32.2 million was transferred to us in June 2017. The remaining RMB0.7 million was transferred to us in July 2017. Going forward, we do not plan to continue or resume such arrangement.

We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties. In the 2017 fiscal year, we extended RMB4.0 million loan to Mr. Peiqing Tian for his personal use. This loan has been fully repaid in August 2017. In the 2016 and 2017 fiscal years, we extended loans to certain entities controlled by Mr. Peiqing Tian, namely Shanghai Fuxi Network Co., Ltd. and Shanghai Jiaxin Travel Agency As of February 28, 2017, the outstanding principal amount under such loans was RMB8.2 million. These loans are fully repaid in July 2017.

Amounts Due to Related Parties

As of February 28, 2017, the amounts due to Shanghai Jiaxin Travel Agency for the agency services we purchased for employee travel activities were RMB 0.4 million. We have also borrowed loans that are non-interest bearing, unsecured, and due on demand from non-controlling interest shareholders, namely Mao Zhendong, and Ju Yiming. As of February 28, 2017, the amounts due to Mao Zhendong were RMB12,931. As of February 28, 2018, the amounts due to Mao Zhendong and Ju Yiming were RMB0.3 million (US$47,408) and RMB90,000 (US$14,223), respectively.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statement and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

In January 2018, we declared dividends of US$20 million to holders of our ordinary shares of record as of February 1, 2018, which was paid in February 2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC— Our subsidiary and affiliated entities in the PRC are subject to restrictions on making dividends and other payments to us.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 and traded under the symbol “FEDU.” Each two ADS represent one ordinary share. The following table provides the high and low market prices for our ADSs on the New York Stock Exchange.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
Fourth quarter of 2018 (since November 8, 2017)	10.73	7.48
First quarter of 2019	10.15	5.67
Second quarter of 2019 (through June 22, 2019)	7.68	5.60

Annual and Monthly Highs and Lows
2017 (since November 8, 2017)	10.73	7.48
November (since November 8, 2017)	10.73	9.27
December	10.45	7.48
2018
January	10.15	8.43
February	8.56	7.36
March	7.93	6.10
April	7.30	6.50
May	7.68	6.73
June (through June 22,2018)	6.99	5.60

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 under the symbol “FEDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-220951) filed with the Securities and Exchange Commission on October 13, 2017. Our shareholders adopted our Second Amended and Restated Memorandum and Articles of Association by a special resolution on October 13, 2017, and effective upon completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
•	an exempted company is not required to open its register of members for inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue no par value, negotiable or bearer shares;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10% of all voting power of our share capital in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Shareholders’ general meetings may be convened by a majority of our board of directors. The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate, at the date of such requisition, not less than one-third of all voting power of our share capital in issue and entitled to vote to requisition an extraordinary general meeting of the shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for any general meeting of shareholders consists of one or more shareholders holding not less than one-third of all voting power of our share capital in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or
•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are obligated to, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information⸺H. Document on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; or
•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

C.	Material Contracts

In the first quarter of fiscal year 2019, we entered into an an acquisition agreement to acquire 90% equity shares of a renowned early childhood education provider in Shanghai, to spearhead our efforts to penetrate into pre-school tutoring market.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company — B. Business Overview — Regulations on Foreign Exchange.”

E.	Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of Fangda Partners, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—Certain United States Federal Income Tax Considerations” constitute the opinion of Kirkland & Ellis LLP, our United States counsel, as to the material United States federal income tax consequences to United States Holders (as defined below) of an investment in the ADSs or the ordinary shares to which such ADSs relate.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the State Administration of Taxation in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We are incorporated outside the PRC. As a holding company, our key assets are our ownership interests in our subsidiaries, and our key assets are located, and our records (including the resolutions of our board of directors and the resolutions of our shareholders) are maintained, outside the PRC. As such, we do not believe that we meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of the PRC are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, the holding company is generally subject to a 25% enterprise income tax rate on its worldwide income. In addition, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs. See “Item 4. Key Information — D. Risk Factors—Risk Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Certain United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;
•	insurance companies;
•	regulated investment companies;

•	real estate investment trusts;
•	brokers or dealers in stocks and securities, or currencies;
•	persons who use or are required to use a mark-to-market method of accounting;
•	certain former citizens or residents of the United States subject to Section 877 of the Code;
•	entities subject to the United States anti-inversion rules;
•	tax-exempt organizations and entities;
•	persons subject to the alternative minimum tax provisions of the Code;
•	persons whose functional currency is other than the United States dollar;
•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
•	persons that actually or constructively own 10% or more of the total consolidated voting power of all classes of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to these Offerings.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as the ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs will, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold the ADSs or our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or our ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any PRC withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Our Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, which has held the ADSs or ordinary shares for more than one year, are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see Item 10. Additional Information — E. Taxation—PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe we were a PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2018, and do not expect to be treated as a PFIC for our current taxable year ending February 28, 2019. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending February 28, 2019, or for any future taxable year or that the IRS will not take a contrary position.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs or ordinary shares on the New York Stock Exchange. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of the ADSs or our ordinary shares, and the proceeds from the sale or exchange of the ADSs or our ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividend and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of the ADSs or ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-220951), as amended, including prospectus contained therein, to register additional securities that become effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-221179) to register the ADSs and registration statement on Form S-8 (File Number 333-224308) to register our securities to be issued under our 2015 Share Incentive Plan and 2017 Share Incentive Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You

can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIEs and their subsidiaries in China. We do not hedge against currency risk.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of February 28, 2018, we had Renminbi-denominated cash and cash equivalents of RMB202.9 million (US$32.1 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2018, would result in a decrease of US$3.2 million in cash and cash equivalents.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 1.9% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents one Class A ordinary shares, are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas is the depositary of our ADS program. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenues from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

Service	Fees

•       To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.—D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-220951), as amended, in relation to our initial public offering, which was declared effective by the SEC on November 7, 2017. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 9,608,738 ADSs, representing 4,804,369 ordinary shares, resulting in net proceeds to us of approximately US$89.5 million .

For the period from the effective date of the registration statement on Form F-1 to February 28, 2018, we have not used any of the remaining proceeds from our initial public offering.

None of these net proceeds from the initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses and other control deficiencies described below, as of February 28, 2018, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

During the course of auditing our consolidated financial statements as of February 28, 2018, we and our independent registered public accounting firm identified material weaknesses and significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The same material weaknesses and significant deficiencies were identified during the course of auditing our consolidated financial statements for the 2016 and 2017 fiscal years. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to (i) our lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and (ii) lack of formal accounting policies and procedures manuals to ensure proper financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements.

We plan to adopt several measures that will improve our internal control over financial reporting, including: (i) to continue to hire additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements; (ii) to establish an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially training related to U.S. GAAP and SEC financial reporting requirements; (iii) to establish an internal audit function to enhance our monitoring of U.S. GAAP accounting and reporting matters; and (iv) to improve our monthly closing process and develop a comprehensive U.S. GAAP accounting manual as well as related financial reporting and disclosure procedures and monitor compliance.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of February 28, 2018. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or significant deficiencies. Material weaknesses and significant deficiencies may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has also determined that Mr. Zongwei Li, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the New York Stock Exchange Listed Company Manual. Mr. Zongwei Li satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-220951) filed with the SEC on October 13, 2017 and posted a copy of our code of business conduct and ethics on our website at www.sijiedu.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended February 29/28
	2016	2017	2018
	USD	USD	USD
	(in thousands)
Audit fees (1)	—	448	502
Tax fees (2)	—	—	24

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards.

Section 303A.08 of the New York Stock Exchange Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands company, and there are no shareholder approval requirements for such matter. Pursuant to the exemption granted to foreign private issuers under Section 303A.00 of the New York Stock Exchange Listed Company Manual, we have followed our home country practice in lieu of the requirements of Sections 303A.08. In April 2018, we obtained approval from our board of directors to increase the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under our share incentive plans from 3,000,000 to 4,201,330. See “Item 6. Directors, Senior Management and Employees—B. Compensation—2017 Share Incentive Plan” for more information.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Sea Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

2.3

Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220951) filed publicly with the SEC on October 27, 2017)

4.1	2015 Share Option Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.2	2017 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 from our registration statement on Form S-8 (File No. 333-224308) filed publicly with the SEC on April 17, 2018)

4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center, Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr.  Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

8.1*	List of subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Fangda Partners regarding certain PRC law matters

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Peiqing Tian
Name:	Peiqing Tian
Title:	Chairman and Chief Executive Officer

Date: June 27, 2018

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”), its subsidiaries, variable interest entities and subsidiaries of variable interest entities (collectively referred to as the “Group”)  as of February 28, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended February 28, 2018, and the related notes listed in the Index (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2018, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 27, 2018

We have served as the Group's auditor since 2017.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 28, 2017	As of February 28, 2018
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		230,968	583,324	92,181
Accounts receivable		223	5,686	899
Amounts due from related parties	11	45,145	—	—
Other receivables, deposits and other assets		6,282	6,015	951
Total current assets		282,618	595,025	94,031
Property and equipment, net	4	7,395	23,920	3,780
Goodwill	3	557	557	88
Deferred tax assets		1,018	4,052	640
Rental deposits - non-current		4,538	10,493	1,658
Long-term investment under fair value		—	158,235	25,006
Total non-current assets		13,508	197,257	31,172
TOTAL ASSETS		296,126	792,282	125,203
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB420 and RMB390 as of February 28, 2017 and 2018, respectively)	11	420	390	62
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB32,250 and RMB23,033 as of February 28, 2017 and 2018, respectively)	5	32,250	29,221	4,619
Income tax payable (including income tax payable of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB7,170 and RMB10,603 as of February 28, 2017 and 2018, respectively)		7,170	14,622	2,311
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB84,843 and RMB90,101 as of February 28, 2017 and 2018, respectively)		84,843	90,101	14,238
Total current liabilities		124,683	134,334	21,230
TOTAL LIABILITIES		124,683	134,334	21,230

		As of February 28, 2017	As of February 28, 2018
		RMB	RMB	USD
	Note			(Note 2)
Commitments and Contingencies	12	—	—	—
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 shares and nil authorized, issued and outstanding as of February 28, 2017 and 2018, respectively)	10	22,174	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 2,222,222 and nil shares authorized, issued and outstanding as of February 28, 2017 and 2018, respectively)	10	141,633	—	—
Total mezzanine equity		163,807	—	—
EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 and 24,062,591 shares issued and outstanding as of February 28, 2017 and 2018)		9	15	2
Additional paid-in capital		8,305	679,829	107,432
Accumulated deficit		(12,922)	—	—
Accumulated other comprehensive income(loss)		6,462	(28,309)	(4,474)
Shareholders’ equity		1,854	651,535	102,960
Non-controlling interests		5,782	6,413	1,013
Total equity		7,636	657,948	103,973
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		296,126	792,282	125,203

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

		2016	2017	2018
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	13	93,801	203,188	300,533	47,493
Cost of revenue		(54,986)	(85,349)	(109,444)	(17,295)
Gross profit		38,815	117,839	191,089	30,198
General and administrative expenses		(27,725)	(42,071)	(92,932)	(14,686)
Sales and marketing expenses		(4,827)	(12,563)	(36,565)	(5,778)
Operating income		6,263	63,205	61,592	9,734
Subsidy income		299	579	2,432	384
Interest income, net		1,094	3,037	5,546	876
Other expenses, net		(1,953)	(1,089)	(1,302)	(206)
Fair value change of warrants		(31,766)	(28,473)	—	—
Income (loss) before income taxes and income (loss) from equity in affiliates		(26,063)	37,259	68,268	10,788
Income tax expense	8	(4,841)	(19,804)	(26,424)	(4,176)
Loss from equity in affiliates, net of taxes		(184)	(116)	—	—
Net income (loss)		(31,088)	17,339	41,844	6,612
Net loss attributable to non-controlling interest		(112)	(327)	(2,529)	(400)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.		(30,976)	17,666	44,373	7,012
Net income (loss) per ordinary share:
- Basic	9	(2.21)	0.97	2.15	0.34
- Diluted	9	(2.21)	0.94	1.98	0.31
Weighted average shares used in calculating net income (loss) per ordinary share:
- Basic	9	14,000,000	14,000,000	17,057,056	17,057,056
- Diluted	9	14,000,000	14,470,129	18,524,644	18,524,644

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

		2016	2017	2018
	Note	RMB	RMB	RMB	USD
					(Note 2)
Net income (loss)		(31,088)	17,339	41,844	6,612
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments		1,967	4,434	(34,771)	(5,493)
Comprehensive income (loss)		(29,121)	21,773	7,073	1,119
Less: Comprehensive loss attributable to non-controlling interest		(112)	(327)	(2,529)	(400)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.		(29,009)	22,100	9,602	1,519

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. Shareholders' Equity	Non- controlling interests	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1,2015	14,000,000	9	4,000	388	61	4,458	—	4,458
Net loss for the year	—	—	—	(30,976)	—	(30,976)	(112)	(31,088)
Foreign currency translation adjustments	—	—	—	—	1,967	1,967	—	1,967
Share-based compensation	—	—	942	—	—	942	—	942
Non-controlling interests capital injection	—	—	—	—	—	—	600	600
Balance at February 29, 2016	14,000,000	9	4,942	(30,588)	2,028	(23,609)	488	(23,121)
Net income (loss) for the year	—	—	—	17,666	—	17,666	(327)	17,339
Foreign currency translation adjustments	—	—	—	—	4,434	4,434	—	4,434
Share-based compensation	—	—	3,363	—	—	3,363	—	3,363
Non-controlling interests capital injection	—	—	—	—	—	—	1,335	1,335
Acquisition of subsidiary	—	—	—	—	—	—	4,286	4,286
Balance at February 28, 2017	14,000,000	9	8,305	(12,922)	6,462	1,854	5,782	7,636
Net income (loss) for the year	—	—	—	44,373	—	44,373	(2,529)	41,844
Foreign currency translation adjustments	—	—	—	—	(34,771)	(34,771)	—	(34,771)
Share-based compensation	—	—	23,470	—	—	23,470	—	23,470
Non-controlling interests capital injection	—	—	—	—	—	—	3,160	3,160
Conversion of preferred shares into ordinary shares	5,222,222	3	163,804	—	—	163,807	—	163,807
Issuance of ordinary shares upon initial public offering ("IPO"), net of offering cost	4,804,369	3	578,568	—	—	578,571	—	578,571
Dividends declared			(94,318)	(31,451)		(125,769)		(125,769)
Balance at February 28, 2018 in RMB	24,026,591	15	679,829	—	(28,309)	651,535	6,413	657,948
Balance at February 28, 2018 in USD(Note 2)	24,026,591	2	107,432	—	(4,474)	102,960	1,013	103,973

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 29, 2016，FEBRUARY 28, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

	2016	2017	2018
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net (loss) income for the year	(31,088)	17,339	41,844	6,612
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	942	3,363	23,470	3,709
Depreciation	530	1,755	6,537	1,033
Loss of disposal of property and equipment	—	—	51	8
Loss from equity in affiliates, net of taxes	184	116	—	—
Gain on disposal of equity in affiliates	—	(300)	—	—
Fair value change of warrants	31,766	28,473	—	—
Changes in operating assets and liabilities and other, net:
Accounts receivable	(254)	152	(5,463)	(863)
Amount due from related parties	(35,245)	2,569	32,944	5,206
Other receivables, deposits and other assets	480	(2,659)	1,567	247
Deferred tax assets	(488)	(530)	(3,034)	(479)
Rental deposits - non-current	(194)	(2,410)	(5,955)	(941)
Amounts due to related parties	—	420	(420)	(67)
Accrued expenses and other current liabilities	10,089	19,989	(8,288)	(1,310)
Income tax payable	2,646	4,460	7,452	1,178
Deferred revenue	21,641	46,742	5,258	831
Net cash provided by operating activities	1,009	119,479	95,963	15,164
Cash flows from investing activities
Purchases of property and equipment	(1,630)	(6,661)	(23,113)	(3,652)
Cash acquired from business combination, net	—	3,842	—	—
Prepayments to acquire subsidiaries	(800)	—	(1,300)	(205)
Purchase of long-term investment under fair value	—	—	(158,235)	(25,006)
Payment for investment in equity investee	(300)	—	—	—
Proceeds from sale of investment in equity investee	—	300	—	—
Loans to related parties	(4,185)	(8,016)	(4,550)	(719)
Collection of loans to related parties	—	359	16,751	2,647
Net cash used in investing activities	(6,915)	(10,176)	(170,447)	(26,935)
Cash flows from financing activities
Contribution from non-controlling shareholders of subsidiaries	600	1,335	3,160	499
Proceeds from issuance of Series A-1 convertible redeemable preferred shares	—	73,568	—	—
Proceeds from initial public offering, net of offering cost paid of RMB14,445	—	—	580,153	91,680
Dividends paid	—	—	(122,092)	(19,294)
Proceeds from related parties loans	—	—	390	62
Net cash provided by financing activities	600	74,903	461,611	72,947
Effect of foreign exchange rate changes on cash and cash equivalents	1,946	4,434	(34,771)	(5,493)
Net change in cash and cash equivalents	(3,360)	188,640	352,356	55,683
Cash and cash equivalents at beginning of the year	45,688	42,328	230,968	36,498
Cash and cash equivalents at end of the year	42,328	230,968	583,324	92,181
Supplemental disclosure of cash flow information:
Income taxes paid	2,680	15,790	21,987	3,475
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	138	—	145	23
Payables for business acquisition	—	1,247	—	—
Dividends payable	—	—	3,677	581
Other payable related to cost of initial public offering	—	—	1,582	250

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Four Seasons Education (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on June 9, 2014. The Company, its subsidiaries, its consolidated Variable Interest Entities ("VIEs") and VIEs’ subsidiaries (collectively referred to as the "Group") are principally engaged in provision of after-school education services for kindergarten, elementary and middle school students in the People’s Republic of China (the "PRC"). The Group began the operations through Shanghai Four Seasons Education Investment Management Co., Ltd (“Four Seasons Investment”), which was founded in 2007 in the PRC by Mr. Tian, who has held more than 50% controlling interests since then.

The Company was incorporated by the same shareholders of Four Seasons Investment with identical shareholdings. On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi", or “WFOE”) in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. (the VIEs) and their subsidiaries. Our education services are delivered through learning centers, which are physical establishments of education facilities at a specific geographic location, and are directly held and operated by VIEs and VIE’s subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs. The Company has accounted for these transactions as a reorganization of entities under common control. In conjunction with the reorganization, the Company issued Series A convertible redeemable preferred shares to unrelated third party investors. Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the VIEs and their subsidiaries for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the reorganization are presented as if the reorganization transactions occurred at the beginning of the first period presented.

In November 2017, the Group completed its initial public offering ("IPO") and issued 10,100,000 American depositary shares representing 5,050,000 of the Company's ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were RMB 572,603 (US$90,487).

As of February 28, 2018, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at February 28, 2018	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Education and management consulting service
VIEs:
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment")	March 13, 2007	Shanghai	100%	After-school tutoring
Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons")	March 12, 2014	Shanghai	100%	After-school tutoring
VIEs' subsidiaries:
Shanghai Tongfang Technology Further Education School ("Tongfang School")	May 16, 2013	Shanghai	100%	After-school tutoring
Taicang Yinglian Yunlin Foreign Language Training Center ("Taicang Yinglian")	August 1, 2015	Jiangsu	100%	Language education
Jiangxi Four Seasons Investment Management Co., Ltd. ("Jiangxi Investment")	September 16, 2015	Jiangxi	70%	After-school tutoring
Anhui Four Seasons Education Consulting Co., Ltd. ("Anhui Consulting")	August 1, 2016	Anhui	51%	After-school tutoring
Four Seasons Class Training Co., Ltd. ("Four Seasons Class")	September 1, 2016	Shanghai	100%	After-school tutoring
Taicang Four Seasons Eduction Technology Co., Ltd. ("Taicang Four Seasons")	November 4, 2016	Jiangsu	100%	After-school tutoring
Shanghai Shane Education Consulting Co., Ltd. ("Shane Education")	January 1, 2017	Shanghai	70%	Language education
Suzhou Four Seasons Education Technology Co., Ltd. ("Suzhou Four Seasons")	January 20, 2017	Jiangsu	70%	After-school tutoring
Shanghai Four Seasons Only Education Technology Co., Ltd. ("Four Seasons Only")	January 20, 2017	Shanghai	55%	Language education
Shanghai Jin'an Modern Art Culture Education School ("Modern Art School")	January 25, 2017	Shanghai	100%	After-school tutoring
Nanchang Honggutan New Area Four Seasons Training School (“Honggutan Four Seasons”)	March 15, 2017	Jiangxi	51%	After-school tutoring
Changzhou Fuxi Educations Technology Co., Ltd. ("Changzhou Fuxi")	April 14, 2017	Jiangsu	70%	After-school tutoring
Wuxi Fuxi Education Consulting Co., Ltd (“Wuxi Fuxi”)	June 21, 2017	Jiangsu	67%	After-school tutoring
Fujian Four Seasons Education Consulting Co., Ltd. ("Fujian Four Seasons")	December 3, 2017	Fujian	51%	After-school tutoring

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The Company evaluates the need to consolidate certain VIEs of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2)

The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

Determining whether the Company is the primary beneficiary in the VIE arrangement between the WOFE and the VIE entities requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are in fact valid and legally enforceable and therefore are indeed substantive.

The Company has also considered conflicts of interest arisen from the contractual arrangements. Mr. Tian is the nominal shareholder of the VIEs, and Mr. Tian is also the controlling shareholder and the largest shareholder of the Company. The interests of Mr. Tian as the nominal shareholder of the VIEs may differ from the interests of the Company as a whole, since Mr. Tian is only one of the beneficial shareholders of the company. The Company relies on Mr. Tian, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. The Company believes Mr. Tian will not act contrary to any of the contractual arrangements and the call option agreement provides the Company with a mechanism to remove Mr. Tian as a nominal shareholder of the VIEs should he act to the detriment of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Tian, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs Arrangement

The Company consolidates Four Seasons Investment, Shanghai Four Seasons and their subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. PRC laws and regulations currently require foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high-quality education outside China. The Company is not an educational institution and does not provide education services. Therefore, the Company conduct the operation through the VIEs. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s total net revenues.

The Company, through its wholly owned subsidiary in China, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (the “WFOE”) has entered into the following contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

Agreements that provide the Company with effective control over the VIEs include:

Call Option Agreement Pursuant to the call option agreement among the WFOE, Shanghai Four Seasons, Four Seasons Investment and the shareholders of Shanghai Four Seasons and Four Seasons Investment ("the VIE shareholders"), the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs at nominal consideration which decided by the WFOE or the lowest consideration permitted by PRC laws and regulations under the circumstances where the WFOE or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of VIEs. The WFOE has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs’ assets or equity interests. The agreement can be terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIEs’ shareholders.

Voting Rights Proxy Agreement & Irrevocable Power of Attorney The VIE shareholders executed voting rights proxy agreement, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders meeting of VIEs and execute relevant shareholders resolutions; (ii) exercise on his behalf all his rights as a shareholder of VIEs, including those rights under PRC laws and regulations and the articles of association of VIEs, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIEs, (iv) assign the shareholding rights to VIEs, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation. The agreement will remain in effect unless the WFOE terminates the agreement by giving a written notice.

Equity Pledge Agreement The VIE shareholders agreed to pledge their equity interest in VIEs to the WFOE to secure the performance of the VIEs’ obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIE shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIEs, such interests belong to the WFOE. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIEs’ shareholders.

Agreements that transfer economic benefits of VIEs to the Group include:

Exclusive Services Agreement Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIEs. In particular, such services include conducting market research and offering strategic business advice, providing information technology services, providing advices on mergers and acquisitions, providing human resources management services, providing intellectual property licensing services, providing support for teaching activities and providing other services that the parties may mutually agree from time to time. In exchange, the VIEs pay annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion based on the services provided and the operation conditions of VIEs. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIE shareholders.

The Voting Rights Proxy Agreement and Irrevocable Power of Attorney have conveyed all shareholder rights held by the VIEs' shareholders to the WFOE or any person designated by the WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs' businesses, and to approve significant transactions of the VIEs. In addition, the Call Option Agreement provides the WFOE with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders' equity interest in the VIEs. The Equity Pledge Agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group's consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Services Agreement Agreement).

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
•	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or
•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The following consolidated financial statement balances and amounts of the Company's VIEs and their subsidiaries, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries.

	As at
	February 28,	February 28,
	2017	2018
	RMB	RMB	USD
ASSETS
Total current assets	172,606	212,468	33,576
Total non-current assets	13,508	38,697	6,115
TOTAL ASSETS	186,114	251,165	39,691
LIABILITIES
Total current liabilities	124,683	124,127	19,616
TOTAL LIABILITIES
	124,683	124,127	19,616

	Year Ended
	February29,	February28,	February28,
	2016	2017	2018
	RMB	RMB	RMB	USD
Total revenue	93,801	203,188	300,533	47,493
Operating income	6,359	63,439	79,863	12,621
Net income	715	45,802	63,489	10,033
Net cash provided by operating activities	1,646	120,804	88,619	14,004
Net cash used in investing activities	(6,915)	(10,176)	(11,812)	(1,867)
Net cash provided by financing activities	—	—	3,550	561

The VIEs contributed 100%, 100% and 100% of the Group's consolidated revenue for three years ended February 29, 2016, February 28, 2017 and 2018. As of February 28, 2017 and 2018,  the VIEs accounted for an aggregate of 63% and 31.7% respectively, of the audited consolidated total assets, and 100% and 92.4% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents and long-term investment under fair value.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 15 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of useful lives of long-lived assets, valuation of ordinary shares and warrants, realization of deferred tax assets, impairment assessment of long-lived assets, valuation of share-based compensation and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Group has long-term investment in a fund-linked note that is measured at fair value on a recurring basis at the end of each reporting period and classified as level 2 fair value measurements (see Note 2(l)). Various inputs for the investment valuation, including time value, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures, substantially are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group had warrants that was required to be measured at fair value on a recurring basis at the end of each reporting period and were classified as level 3 fair value measurements due to significant unobservable inputs involved. Change in fair value and inputs in the valuations are disclosed in Note 10.

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, amounts due from related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and affiliates incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and term deposits denominated in RMB amounted to RMB120,973 and RMB202,911(US$32,066) as of February 28, 2017 and 2018, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended February 28, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3280, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2018, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The carrying value of cash equivalents approximates market value.

(i) Property and equipment, net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation and amortization expense of long-lived assets is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property and equipment consists of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Electronic equipment	3 - 5 years
Office equipment & Furniture	3 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvement	Shorter of the lease term or expected useful life

(j) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended February 29, 2016, February 28, 2017 and 2018.

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Goodwill is reviewed at least annually for impairment (February 28 or 29 for the Group). In the evaluation of goodwill for impairment, the Group may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, the Group considers the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of February 28, 2017 and 2018, no impairment indicators were noted for all the periods presented.

(l) Long-term investment under fair value

The Group's long-term investment pertains to investment in a fund-linked note with a maturity date of March 12, 2020 and whose return is linked to the performance of a publicly traded fund. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the note at fair value in long-term investment under fair value in the consolidated balance sheets. Changes in the fair value of the long-term investment are recorded as other (income)/expense, net in the consolidated statements of operations. For the year ended February 28, 2018, the fair value change was immaterial as the note was newly purchased in the end of February 2018.

(m) Revenue recognition

The primary sources of the Group’s revenues consist of application fees and tuition revenue from three sets of programs offered as follows:

Standard programs The Group offer courses in five standard programs for students of different aptitude levels for each elementary school grade level as well as kindergarten and middle school. Standard program courses are typically offered in regular-sized classes on a weekly basis, with class time of two to three hours.

Ivy programs Ivy programs offer customized, small-sized classes for specific student needs such as individualized competition preparation, in-depth topic review and training for math-oriented conceptual thinking. Students and parents can tailor course parameters such as difficulty of content, pace and class size.

Special programs Special programs include short-term, intensive competition workshops, classes on specific math topics offered for schools as well as courses delivered to K-12 schools.

Others Other revenues comprise mainly of the provision of staff outsourcing and training services. In accordance with the criteria set forth in ASC605, Revenue Recognition, revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

The tuition revenue from the standard programs, ivy programs and competition workshops of special programs and application fees for any new student are generally collected in advance and are initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The Group offers refunds for any unattended classes to students who decide to withdraw from a course.  However, the application fees are not refunded. The refund is recorded as a reduction of deferred revenue and has no impact on the recognized revenue. The Group has not experienced significant refunds in the past.

(m) Cost of revenue

Cost of revenue consists of the following:

•	Staff costs, which primarily consist of teaching salaries and other benefits for the teachers,
•	Education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses and student activity expenses,
•	Rental, utilities and maintenance costs for the learning centers, and
•	Amortization of leasehold improvement of learning centers.

(n) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of costs of donation for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 29, 2016, February 28, 2017 and 2018, the advertising expenses were RMB4,290,RMB10,302 and RMB27,033(US$4,272), respectively.

(p) Government Subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB299, RMB579 and RMB2,432(US$384) for the years ended February 29, 2016, February 28, 2017 and 2018, respectively.

(q) Income taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant taxing authorities. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(r) Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(s) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense adjusted for forfeiture effect on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

(t) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

(u) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) included net income and foreign currency translation adjustments.

(v) Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in cost of revenues and operating expenses in the consolidated statements of operations.

(w) Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Group's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings (loss) per share. For the year ended February 29, 2016, two-class method was not applicable as the Group had a net loss while the preferred shares do not have contractual obligations to share in the losses of the Group.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares, warrants, and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings (loss) per share, the effect of the convertible redeemable preferred shares and warrants is computed using the two-class method or the as-if converted method, whichever is more dilutive; the effect of the share options is computed using the treasury stock method.

Upon the consummation of the Group's IPO on November 8, 2017, the convertible redeemable preferred shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on such conversion date.

(x) Recent accounting pronouncements

In May 2014, Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between US GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB issued ASU 2015-14, to defer the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations”. Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

The Group has implemented this standard effective March 1, 2018 on a modified retrospective basis. It has substantially completed its assessment of all revenue from existing contracts with customers. The timing and amount of revenue recognition under new standard are not expected to differ materially from the previous revenue standard. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In February 2016, FASB issued ASU 2016-02 related to Leases which requires lessees to recognize a lease liability and a right-to-use asset on the balance sheet for all leases, except certain short-term leases. Under the new guidance, Lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements, but the Group expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In September 2017, the FASB has issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU 2014-09 and ASU 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group does not expect a material impact on its consolidated financial statements upon adoption.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the specific cash flow issues such as contingent consideration payments made after a business combination. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business". The purpose of amendments is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment by eliminating Step 2 of goodwill impairment analysis, while retaining the option to perform an initial qualitative assessment for a reporting unit to determine if a quantitative impairment test is required. ASU 2017-04 is effective for the Group in fiscal year beginning after December 15, 2019 with early adoption is permitted and should be applied on a prospective basis. The Group expects the adoption of this guidance will not have a material impact to the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

3.	BUSINESS COMBINATION

Acquisition of Shane Education

On January 1, 2017, the Group entered into an investment agreement to acquire 70% of equity interest in Shane Education  with a capital injection of RMB10,000. Shane Education provides kindergarten and elementary level English courses in Shanghai. Acquisition-related costs were nil. The transaction was accounted for as a business combination using the acquisition method of accounting. The acquired assets and liabilities mainly consisted of cash. No intangible asset was recognized from the acquisition. The Group recorded RMB557 in goodwill related to the acquisition, which primarily resulted from the assembled workforce.

Acquisition of Modern Art School

On January 25, 2017, the Group acquired 100% equity interest of Modern Art School with a cash consideration of RMB4,247, of which RMB1,247 has not been paid as of February 28, 2017 and was recorded in accrued expenses and other current liabilities in the consolidated balance sheet. The amount has been paid in the year ended February 28, 2018. Acquisition-related costs were nil. The acquired net assets mainly consisted of cash. No intangible asset or goodwill was recognized from the acquisition.

The above acquisitions were not significant to the Group’s consolidated results of operations, therefore, pro forma results of the operations related to above business acquisitions have not been presented. The revenues and earnings from Shane Education and Modern Art School in the Group’s consolidated statement of operations since the respective acquisition date for the year ended February 28, 2017 were not material.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at
	February 28, 2017	February 28, 2018
	RMB	RMB	USD
Leasehold improvement	5,932	20,034	3,167
Motor vehicles	1,200	1,203	190
Electronic equipment	930	1,622	256
Office equipment & furniture	2,574	6,746	1,066
Less: accumulated depreciation	3,241	9,743	1,540
Property and equipment, net	7,395	19,862	3,139
Construction in progress	—	4,058	641
Total	7,395	23,920	3,780

For the years ended February 29. 2016, February 28, 2017 and 2018, depreciation expenses were RMB530, RMB1,755 and RMB6,537(US$1,033) respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at
	February 28, 2017	February 28, 2018
	RMB	RMB	USD
Accrued employee payroll and welfare benefits	2,923	7,321	1,157
Payable for donation (1)	10,000	5,000	790
Deposits received from network partners	—	2,400	379
Other taxes payable (2)	17,444	2,517	398
Payable for investments and acquisitions	1,247	—	—
Professional service fee payable	—	3,528	558
Dividends payable	—	3,677	581
Others	636	4,778	756
Total	32,250	29,221	4,619

(1)

As of February 28, 2017 and 2018, RMB10,000  and RMB5,000 (US$790) have been accrued as marketing expenses, respectively, according to the commitment with Shanghai East Normal University Education Development Fund for public welfare donation purpose. Detail commitment schedule refer to Note 12.

(2)	Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

6.	SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the year ended
	February 29, 2016	February 28, 2017	February 28, 2018
	RMB	RMB	RMB	USD
General and administrative expenses	942	2,178	21,367	3,377
Sales and marketing expenses	—	1,185	2,103	332
Total	942	3,363	23,470	3,709

Share Options:

In June 2015, The Company’s shareholders adopted a share incentive plan ("2015 Option Plan"). In March 2017, The Company’s shareholders adopted another share incentive plan ("2017 Option Plan"). The Company’s shareholders have authorized the issuance of up to 3,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the 2015 Option Plan and 2017 Option Plan, or the awards.

On July 1, 2015, July 1, 2016 and March 27, 2017, the Company granted options to acquire 1,175,000, 330,000 and 1,110,000 ordinary shares, respectively to employees of the Company pursuant to the incentive plans. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

The weighted average grant date fair value of options granted during the year ended February 29, 2016, February 28, 2017 and 2018, was RMB4.81 per shares, RMB35.46 per shares and RMB75.39 per shares, respectively. For the years ended February 29, 2016, February 28, 2017 and 2018, the Group recognized share-based compensation expense of RMB 942, RMB 3,363 and RMB 23,470(US$3,709), respectively.

The Group uses the Binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted:

	As at
	July 1,	July 1,	March 27,
	2015	2016	2017
Average risk-free rate of interest	2.4%	1.5%	2.4%
Estimated volatility rate	55.0%	54.0%	53.0%
Dividend yield	0%	0%	0%
Exercise multiples	2.20~2.80	2.20~2.80	2.20~2.80
Fair value per ordinary share(RMB)	9.03	44.55	85.42

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

The fair value of ordinary share underlying the options has been determined by management through a retrospective valuation of the value at the grant date of the options by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors.

A summary of the aggregate option activity and information regarding options outstanding as of February 28, 2018 is as follows:

		Weighted	Weighted Average	Aggregate
	Number of Options (in 000s)	Average Exercise Price	Remaining Contract Life	Intrinsic Value
		RMB	Years	RMB
Options outstanding on March 1, 2017	1,505	10.79	8.64	111,788
Granted	1,110	10.32	10.00	—
Forfeited	(15)	10.67	7.92	—
Expired	—	—	—	—
Exercised	—	—	—	—
Options outstanding on February 28, 2018	2,600	10.59	8.26	234,833
Options vested or expected to vest on February 28, 2018	2,600	10.59	8.26	234,833
Options exercisable on February 28, 2018	663	10.74	7.54	59,837

As of February 28, 2018,.there was RMB 73,194(US$11,567) in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of  2.98 years.

7.DIVIDENDS

On January 16, 2018, the Company’s Board of Directors declared a cash dividend of US$0.83 per ordinary share (US$0.42 per ADS) in an aggregate amount of US$20,000 to shareholders of record as of February 1, 2018, of which RMB122,092 (equivalent to US$19,294) was paid in February 2018. As of February 28, 2018, dividends payable totaled RMB3,677(US$581), which was subsequently paid in April 2018.

8.	INCOME TAXES

Income tax expense consist of the following:

	For the year ended
	February 29, 2016	February 28, 2017	February 28, 2018
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	5,329	20,334	29,458	4,655
Deferred income tax expense:
PRC	(488)	(530)	(3,034)	(479)
Total income tax expense	4,841	19,804	26,424	4,176

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Four Seasons  Education (Hong Kong) Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2016, February 28, 2017 and 2018.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at
	February 28, 2017	February 28, 2018
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	580	2,164	341
Rental	389	1,733	274
Accrued expenses	—	1,250	198
Property and equipment, net	49	115	18
Less: valuation allowance	—	(1,210)	(191)
Total deferred tax assets	1,018	4,052	640

As of February 28, 2018 tax loss carry-forward amounted to RMB 8,655(US$1,368), and would expire from calendar year 2020 to 2023, respectively. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 1,210(US$191) had been established as of February 28, 2018, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future. .

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2017, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs that are available for distribution was RMB1,215, RMB47,344 and RMB106,240(US$16,789) as of February 29, 2016, February 28, 2017 and 2018, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2018.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 29, 2016, February 28, 2017 and 2018 are as follows:

	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	(14%)	15%	13%
Additional tax deduction	1%	(6%)	—
Effect of different tax rate of subsidiary operation in other jurisdiction	(31%)	19%	(1%)
Effect of valuation allowance	—	—	2%
Effective tax rate	(19%)	53%	39%

9.	EARNINGS (LOSS) PER SHARE

The Group has used the two-class method of computing earnings per share as its convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Upon the consummation of the Group's IPO on November 8, 2017, the convertible redeemable preferred shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

The following table sets forth the computation of basic and diluted net income (loss) per share attribute to ordinary shareholders:

	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018
	RMB	RMB	RMB	USD
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666	44,373	7,012
Less: Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	—	4,058	7,768	1,228
Net income (loss) attributable to ordinary shareholders – basic and diluted	(30,976)	13,608	36,605	5,784
Weighted average number of ordinary shares outstanding – basic	14,000,000	14,000,000	17,057,056	17,057,056
Plus: share options	—	470,129	1,467,588	1,467,588
Weighted average number of ordinary shares outstanding – diluted	14,000,000	14,470,129	18,524,644	18,524,644
Basic net income (loss) per share	(2.21)	0.97	2.15	0.34
Diluted net income (loss) per share	(2.21)	0.94	1.98	0.31

Diluted earnings per share were computed using the if-converted method as it is more dilutive than the two-class method. On November 8, 2017, all the redeemable convertible preferred shares have been converted to ordinary shares. These ordinary shares were included in the denominator in the computation of basic and diluted earnings per share for the year ended on February 28, 2018. As of February 29, 2016, February 28, 2017 and 2018, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018
Convertible redeemable preferred shares	3,000,000	5,222,222	—
Warrants	2,222,222	—	—
Share options	1,175,000	330,000	—

10.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

In February 2015, the Company issued 3,000,000 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) at a per-share purchase price of RMB10 (equivalent to US$1.63) for total cash proceeds of RMB30,000 (equivalent to US$4,895) to two unrelated third party investors. Pursuant to the terms of the Series A Preferred Shares agreement, the Company also granted warrants to the Series A Preferred Shares holders to purchase up to 2,222,222 Series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) at a per-share exercise price based on a contractually agreed valuation of the Company of US$100,000 immediately before the exercise of the warrants, subject to adjustment in the event of conversion, subdivisions, combinations, dividends and reclassification. In August 2016, all the 2,222,222 warrants were exercised at US$5 to purchase 2,222,222 Series A-1 Preferred Shares for total cash proceeds of about RMB73,568 (equivalent to US$11,111).

Given the nature of certain key terms of the Series A and Series A-1 convertible redeemable preferred shares (collectively “Preferred Shares”) as listed below, the Company has classified the Preferred Shares as mezzanine equity. The key terms of the Preferred Shares are as follows:

Voting Rights

The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

The Preferred Shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares. In addition, each holder of the Preferred Shares shall be entitled to receive dividends at the rate of 8% of the issue price and such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be cumulative and compound annually.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Shares are entitled to receive, prior to any distribution to the holders of ordinary shares, an amount equal to the original issuance price plus annual rate of return of 15% plus all accrued but unpaid dividend (the “Preference Amount”). Series A-1 Preferred Shares must receive their liquidation payments prior to any such payments being made on the Series A Preferred Shares. After the Preference Amount has been paid, any remaining funds or assets legally available for distribution shall be distributed pro rata among the Preferred Shareholders together with ordinary shares. Other than the liquidation preference, Series A Preferred Shares and Series A-1 Preferred Shares have identical terms.

Deemed Liquidation

Unless waived in writing by the Preferred Shareholders, a deemed liquidation event shall be deemed to be a liquidation, dissolution or winding up of the Company, and any proceeds, whether in cash or properties, resulting from a deemed liquidation event shall be distributed in accordance with the terms of liquidation preference.

A deemed liquidation event includes, (1) any consolidation, amalgamation, scheme of arrangement or merger of any group company with or into any other person or other reorganization in which the members or shareholders of such group company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than 50% of such group company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which such group company is a party in which in excess of 50% of such group company’s voting power is transferred; (2) a sale, transfer, lease or other disposition of all or substantially all of the assets of any group company (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of such group company); or (3) the licensing of all or substantially all of any group company’s intellectual property to a third party.

Conversion

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares. The initial conversion price is on a one for one basis, subject to adjustment in the event of (1) share splits, share combinations, share dividends and distributions, reorganizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance, in which case, the conversion price shall be reduced concurrently to the subscription price of such issuance. No adjustments to the conversion price were made and the conversion ratio remained at 1:1 for both Series A and Series A-1 Preferred Shares as of February 28, 2017.

Automation Conversion

The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering (QIPO), which means a firm commitment underwritten public offering of the ordinary shares of the Company (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, with an offering price (net of underwriting commissions and expenses) that implies a market capitalization of the Company immediately prior to such offering of not less than US$200,000 and that results in gross proceeds to the Company of at least US$50,000, or in a public offering of the ordinary shares of the Company (or depositary receipts or depositary shares therefor) in another jurisdiction which results in the ordinary shares trading publicly on a recognized international securities exchange approved by the preferred holders majority, so long as such offering satisfies the foregoing market capitalization and gross proceeds requirements; or (2) the date specified by written consent or agreement of majority holders of preferred shares. In case of any public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares therefor) that is not a QIPO, each holder of the Preferred Shares may, at its own discretion, receive a cash payment equal to the Series A Preference Amount or Series A-1 Preference Amount as determined in accordance with the liquidation preference and convert its Preferred Shares into ordinary shares based on the then-effective conversion price.

In the event of an IPO of the Company, the holders of a majority of the Preferred Shares may request the Company to convert their Preferred Shares then held into ordinary shares without the payment of any additional consideration, provided that the Company shall pay cash to such holder in an amount equal to the difference between (i) the cash amount that such holder would be entitled to receive if there has been a deemed liquidation event at such date which valued the Company at US$200,000 and (ii) the aggregate value of such Preferred Shares determined on an as-converted basis, implied at the price per share offered to the public in such IPO.

The Group has determined that there was no beneficial conversion feature (“BCF”) attributable to the Preferred Shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date which was the issuance date of the Preferred Shares. The effective conversion price for Series A Preferred Shares was RMB7.39 per share on February 17, 2015, compared to the fair value of ordinary share of RMB1.28 per share. The effective conversion price for Series A-1 Preferred Shares was RMB63.74 per share, compared to the fair value of ordinary share of RMB48.68 per share on the same date. The effective conversion price was determined by the total proceeds allocated to the Preferred Shares (for Series A-1, also including the fair value of warrants at the date of exercise), divided by the number of Preferred Shares. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm. The Group will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Redemption

In the event that a QIPO has not been completed by February 17, 2018 (the third anniversary of the Series A Preferred Shares issue date), holders of the Preferred Shares may at any time thereafter require that the Company redeem all or a portion of the Preferred Shares held by such holder at a redemption price per share equal to the sum of (i) an amount equal to the original issuance price plus annual rate of return of 15% from the date that such holder made payment to the Company, and (ii) all dividends accrued and unpaid with respect thereto.

Warrants

The warrants were classified as a liability in accordance with ASC Topic 480 “Distinguishing Liabilities From Equity”, and were recorded at fair value with subsequent changes in fair value recorded in earnings. The fair value of the warrants were approximately RMB7,826 (equivalent to US$1,276) at the grant date, and RMB68,065 (equivalent to US$10,280) on the date of exercise.

The following is a reconciliation of the beginning and ending balances of the warrants:

Warrants
Balance as of March 1,2015	7,826
Fair value change	31,766
Balance as of February 29, 2016	39,592
Fair value change	28,473
Exercised by holders to purchase Series A-1 Preferred Shares	(68,065)
Balance as of February 28, 2017 and 2018	—

The fair value of these warrants was estimated on the basis of the Binomial option pricing model with the following assumptions:

	Issuance as at	As at	Exercise as at
	February 17,	February 29,	August 19,
	2015	2016	2016
Expected volatility	44%	42%	36%
Risk-free interest rate	0.5%	0.5%	0.2%
Expected dividend	—	—	—
Expected term	1.5 years	0.5 years	—

Preferred Shares

On the issuance date of Series A Preferred Shares, after allocating to the fair value of warrants, the remaining proceeds of RMB 22,174 was recorded as the initial carrying value of Series A Preferred Shares. Upon the exercise of warrants, the fair value of warrants together with the exercise price were recorded as the initial carrying value of Series A-1 Preferred Shares.

Because the Preferred Shares are automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after the closing date is contingent upon a QIPO not occurring in three years of issuance. Upon issuance, the Company determined that redemption was not probable as the possibility of QIPO within three years of issuance was more than remote and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of February 28, 2017 would be 182,055.

All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group's IPO on November 8, 2017.

The following is the roll forward of the carrying amounts of Preferred Shares for the years ended February 29, 2016, February 28, 2017 and 2018:

	Series A	Series A-1
	Preferred Shares	Preferred Shares
Balance as of March 1, 2015	22,174	—
Issuance of Preferred Shares	—	—
Accretion to redemption value	—	—
Balance as of February 29, 2016	22,174	—
Issuance of Preferred Shares:
- Fair value of warrants at exercise date	—	68,065
- Proceeds from exercise of warrants	—	73,568
Accretion to redemption value	—	—
Balance as of February 28, 2017	22,174	141,633
Conversion to ordinary shares upon IPO	(22,174)	(141,633)
Accretion to redemption value	—	—
Balance as of February 28, 2018	—	—

11.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Shanghai Fuxi Network Co. Ltd.	Entities controlled by Tian Peiqing, Chairman of the Group
Shanghai Jiaxin Travel Agency	Entities controlled by Tian Peiqing, Chairman of the Group
Tian Peiqing	Chairman of the Group
Mao Zhendong	Non-controlling interests shareholder of Suzhou Four Seasons, a subsidiary of a VIE of the Company
Ju Yiming	Non-controlling interests shareholder of Changzhou Fuxi, a subsidiary of a VIE of the Company

The Group entered into the following transactions with its related parties:

	For the year ended
	February 29	February 28	February 28
	2016	2017	2018
	RMB	RMB	RMB	USD
Purchases of services provided by other entities controlled by Mr. Tian are as below
Shanghai Fuxi Network Co. Ltd.	2,769	3,613	3,884	614
Shanghai Jiaxin Travel Agency	—	608	579	91
Total	2,769	4,221	4,463	705

Services provided to other entities controlled by Mr. Tian is as below
Shanghai Fuxi Network Co. Ltd.			5,472	865
Total	—	—	5,472	865

	For the year ended
	February 29	February 28	February 28
	2016	2017	2018
	RMB	RMB	RMB	USD
Revenue collected on behalf of the Group by other entities controlled by Mr. Tian are as below
Shanghai Jiaxin Travel Agency	622	20	$161	$25
Total	622	20	$161	$25

The following tables present amounts owed from and to related parties as of February 28, 2017 and 2018:

	As at February 28
	2017	2018
	RMB	RMB	USD
Amounts due from related parties
Tian Peiqing(1)	36,944	—	—
Shanghai Fuxi Network Co. Ltd.(2)	7,201	—	—
Shanghai Jiaxin Travel Agency(2)	1,000	—	—
Total	45,145	—	—

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)

As of February 28, 2017, Mr. Tian Peiqing was holding RMB4,000 loan from the Group and RMB32,944 in cash and cash equivalent on behalf of the Group. As of February 28, 2018, all the amounts have been collected.

(2)	These amounts represent the short-term loan to Shanghai Fuxi Network Co. Ltd and Shanghai Jiaxin Travel Agency. The amounts have been fully collected in July 2017.

	As at February 28
	2017	2018
	RMB	RMB	USD
Amounts due to related parties
Shanghai Jiaxin Travel Agency	408	—	—
Mao Zhendong (1)	12	300	48
Ju Yiming (1)	—	90	14
Total	420	390	62

(1)	As of February 28, 2018, amounts due to related parties represent the loan borrowed from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

12.	COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain learning centers and office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to cost of revenues or operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended February 29, 2016, February 28, 2017 and  2018 were RMB11,539, RMB20,335 and RMB42,349(US$6,692), respectively.

Future rental commitments under operating leases as of February 28, 2018 were as follows:

	RMB	USD
Year ending of February 28 or 29:
2019	52,584	8,310
2020	44,708	7,065
2021	39,589	6,256
2022	34,109	5,390
2023	27,757	4,386
Thereafter	30,145	4,764
Total	228,892	36,171

Donation Commitments

The Group entered into an agreement with Shanghai East Normal University Education Development Fund (“Fund”) in 2016 to donate RMB100,000 to set up a special fund for mathematics education studies purpose. The donation is to be provided in five tranches in a five-year period. The Group recognizes the donation as marketing expenses on a straight-line basis over the five years and the amount accrued as of February 28, 2018 was RMB5,000 (US$790).The first and second tranches of RMB 10,000 and RMB15,000 (US$2,370) were paid in April and December 2017, respectively.  The planned schedule for the remaining three tranches is as follows:

	RMB	USD
Year ended of February 28 or 29:
2019	20,000	3,161
2020	25,000	3,951
2021	30,000	4,741
Total	75,000	11,853

Contingencies regarding lack of certain required permits and licenses

A number of learning centers do not possess required fire permits, educational permits or business licenses. The Group is in the process of obtaining the required permits and licenses, and do not believe any fines or penalties due to such noncompliance is probable as of February 28, 2018, neither can the amount or range of potential unfavorable outcomes be reasonably estimated.

13.	SEGMENT INFORMATION

The Group's chief operating decision maker, who has been identified as the Chairman of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenues for the years ended February 29, 2016, February 28, 2017 and 2018 were generated from the PRC. As of February 28, 2017 and 2018, all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

The Group provides standard programs, ivy programs and special programs in the PRC. The Group’s revenue mainly includes tuition income from education programs and other service revenues. The following table summarizes the revenue information of the Group:

	For the year ended
	February 29	February 28	February 28
	2016	2017	2018
	RMB	RMB	RMB	USD
Standard programs	85,408	162,227	201,876	31,902
Ivy program classes	4,073	33,784	70,458	11,134
Special programs and others	7,780	8,804	29,663	4,688
Less: sales tax	3,460	1,627	1,464	231
Total	93,801	203,188	300,533	47,493

14.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB2,451, RMB5,533 and RMB12,972(US$2,050) for the years ended February 29, 2016, February 28, 2017 and 2018, respectively.

15.	RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2017 and 2018, the total of restricted net assets were RMB29,243 and RMB62,540(US$9,883), respectively.

16.	SUBSEQUENT EVENTS

In March 2018, the Group entered into an acquisition agreement with a third party to acquire 90% equity shares of a renowned early childhood education provider in Shanghai, China for a total consideration of RMB128.9 million(US$20.4 million) in cash. The transaction has been substantially completed in May 2018. Due to the timing of the close of the transaction, the Group is in the process of completing the initial accounting of this acquisition as a business combination in accordance with ASC 805, Business Combinations, including the allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed.