Form 20-F
period 2019-02-28
Four Seasons Education (Cayman) Inc.
filed 2019-06-25
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2019.

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

Yi Zuo, Chief Financial Officer

Tel: +86 21 6317-8899
E-mail: ir@fsesa.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each two representing one ordinary share, par value US$0.0001 per share*	FEDU	New York Stock Exchange

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

24,066,033 ordinary shares, par value US$0.0001 per share, as of February 28, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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
•

“the 2017 fiscal year” are to the fiscal year ended February 28, 2017, “the 2018 fiscal year” are to the fiscal year ended February 28, 2018 and “the 2019 fiscal year” are to the fiscal year ended February 28, 2019;

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28, 2018 and 2019 and our audited consolidated statements of operations, statements of comprehensive income (loss), statements of cash flows and statements of changes in shareholders’ equity for the years ended February 28, 2017, 2018 and 2019.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and our VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.6912 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 28, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all. On June 21, 2019, the noon buying rate for Renminbi was RMB 6.8686 to US$1.00.

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

The following selected consolidated statements of operations data for the years ended February 28, 2017, 2018 and 2019 and selected consolidated balance sheet data as of February 28, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the year ended February 29, 2016 and our consolidated balance sheet data as of February 28, 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended February 28/29
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue	93,801	203,188	300,533	335,643	50,162
Cost of revenue	(54,986)	(85,349)	(109,444)	(171,822)	(25,679)
Gross profit	38,815	117,839	191,089	163,821	24,483
Operating expenses
General and administrative expenses	(27,725)	(42,071)	(92,932)	(128,906)	(19,265)
Sales and marketing expenses	(4,827)	(12,563)	(36,565)	(33,783)	(5,049)
Operating income	6,263	63,205	61,592	1,132	169
Subsidy income	299	579	2,432	4,150	620
Interest income, net	1,094	3,037	5,546	6,756	1,010
Other expenses, net	(1,953)	(1,089)	(1,302)	(3,311)	(495)
Fair value change of warrants	(31,766)	(28,473)	—	—	—
Income(loss) before income taxes and loss from equity method investments	(26,063)	37,259	68,268	8,727	1,304
Income tax expense	(4,841)	(19,804)	(26,424)	（10,116)	(1,512)
Loss from equity method investments	(184)	(116)	—	(81)	(12)
Net income (loss)	(31,088)	17,339	41,844	(1,470)	(220)
Net loss attributable to non-controlling interests	(112)	(327)	(2,529)	(869)	(130)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666	44,373	(601)	(90)
Net income (loss) per ordinary share:
Basic	(2.21)	0.97	2.15	(0.02)	(0.00)
Diluted	(2.21)	0.94	1.98	(0.02)	(0.00)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	14,000,000	14,000,000	17,057,056	24,053,492	24,053,492
Diluted	14,000,000	14,470,129	18,524,644	24,053,492	24,053,492
Net income (loss)	(31,088)	17,339	41,844	(1,470)	(220)
Foreign currency translation adjustments	1,967	4,434	(34,771)	29,916	4,471
Comprehensive income (loss)	(29,121)	21,773	7,073	28,446	4,251
Less: Comprehensive loss attributable to non-controlling interests	(112)	(327)	(2,529)	(869)	(130)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	(29,009)	22,100	9,602	29,315	4,381

	2017	2018	2019
	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	230,968	583,424	439,580	65,695
Total current assets	282,618	595,025	495,742	74,088
Total assets	296,126	792,282	932,054	139,295
Total current liabilities	124,683	134,334	164,220	24,543
Total liabilities	124,683	134,334	175,123	26,172
Total equity	7,636	657,948	756,931	113,123

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; and (ii) fair value change of warrants and (iii) fair value change of investments, excluding foreign currency translation adjustment. We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the change in fair value of warrants in the periods presented. As the warrants were fully exercised in August 2016, we do not expect to incur similar expenses in the future. For this reason, we believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

The table below sets forth a reconciliation of our net income(loss) to adjusted net income for the periods indicated:

	For the Year Ended February 28
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	17,339	41,844	(1,470)	(220)
Add: share-based compensation expenses (net of tax effect of nil)	3,363	23,470	32,247	4,819
Add: fair value change of warrants (net of tax effect of nil)	28,473	—	—	—
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	—	—	4,783	715
Adjusted net income (non-GAAP)	49,175	65,314	35,560	5,314

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to continue to attract students to enroll in our education programs, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our education programs. Therefore, our ability to continue to attract students and increase our student enrollment is critical to the continued success and growth of our business. This ability in turn depends on several factors, including our ability to develop new programs and courses and enhance our existing ones to respond to changes in market trends and student demand, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high quality educational content and respond effectively to competitive pressure. If we are unable to continue to attract students to enroll in our programs, our revenue may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Students and their parents may decide not to continue to enroll in our programs for a number of reasons, including a perceived lack of improvement in students’ academic performance or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students and their parents by delivering a satisfactory learning experience and improving their academic performance. Our services may fail to improve a student’s performance and a student may perform below expectations after completing our programs. Our ability to improve the academic performance of our students is largely dependent upon the ability, efforts and time commitment of each student, which are beyond our control. Additionally, our programs may not be able to meet the expectations of our students and their parents or satisfy all of their needs. Satisfaction with our services may be affected by a number of factors, many of which may not relate to the effectiveness of our course curriculum and content. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If students or parents feel that we are not providing them the experience they are seeking, they may choose to withdraw from and/or not to renew their existing programs. We generally offer refunds for remaining classes to students who decide to withdraw from a course. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenue and results of operations may be adversely affected.

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

Certain of our learning centers do not possess the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities. As of the date of this annual report, 14 of our 52 fully operational learning centers did not possess the educational permit or business license that they require, representing 21.1% of our revenue in the 2019 fiscal year. We are currently in the process of obtaining educational permits and business licenses or fire safety permits required in order to qualify for educational permits or a business licenses for all of such learning centers. See “Item 4. Information on the Company — B. Business Overview — Regulations” for further details on the licensing requirements applicable to our learning centers.

Under the amended Private Education Law, schools that will operate for profit must obtain an educational permit before obtaining a business license. In addition, fire safety regulations and other relevant regulations require each learning center to obtain a fire safety permit before applying for an educational permit. See “—Two of our learning centers are not in compliance with fire safety regulations.” If we are unable to obtain a fire safety permit or an educational permit, we will be unable to obtain a business license for our currently unlicensed learning centers. In addition, if we do not obtain all of the required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

On June 1, 2017, the Shanghai People’s Political Consultative Conference Committee discussed a proposal with the Shanghai Municipal Education Commission and Shanghai Administration for Industry and Commerce regarding after-school education services. The government authorities reportedly agreed to carry out inspections of schools providing after-school education services in Shanghai. It was reported that they would first investigate schools without permits or licenses, then focus on other noncompliant schools. Schools without the required permits or licenses will have to stop recruiting new students and will only be allowed to complete their contracts with existing students. According to media reports, the Education Bureau of Xuhui District in Shanghai issued administrative notices to at least six after-school education service providers. As of the date of this annual report, we have not been contacted by the authorities or subjected to inspections.

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

Currently we have ten schools that have entered into service agreements with Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi. The sponsor of one of these schools has elected to require reasonable returns, while the sponsors of the other schools has not. According to the relevant service agreements between these ten schools and Shanghai Fuxi, a significant portion of any profits earned by these schools will be paid to Shanghai Fuxi as service fees. As advised by Fangda Partners, our PRC counsel, our right to receive the service fees from our schools under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations, and therefore does not contravene any PRC laws and regulations. However, if the relevant PRC government authorities take a different view, for example, if the local authorities view some of these schools as non-profit schools and such service fees as “operating profits” taken by the sponsors, the authorities may find these private schools and their respective sponsors in violation of PRC laws and regulations. The authorities may seek to confiscate any or all of the service fees that have been paid by these schools to Shanghai Fuxi, or even revoke the educational permits of these schools, which may materially and adversely affect our business and financial results.

Failure to effectively and efficiently manage the expansion of our learning center network may materially and adversely affect our ability to capitalize on new business opportunities.

We have grown rapidly in the past few years, expanding our network from 10 learning centers in Shanghai as of February 28, 2015 to 52 learning centers in nine cities in China as of February 28, 2019. We will continue to further establish our presence in existing markets, expand our operations into new markets and make efforts to increase the utilization rates of both our existing and new learning centers. However, we may not succeed in executing our growth strategies or be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

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

Implementation of the new laws and regulations in the PRC may adversely affect our business operations.

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

The Standing Committee of the National People’s Congress amended the Private Education Law on November 7, 2016 and December 29, 2018, and the amended Private Education Law became effective on December 29, 2018. According to the amended Private Education Law, private schools for after school tutoring can be established as for-profit private schools or non-profit private schools at the election of the school sponsors. In addition, if a school established before the promulgation of the amended Private Education Law took on September 1, 2017 chooses to become for-profit, it needs to first assess its assets, identify property ownership, pay relevant taxes and duties and re-apply for registration before such school can continue with its operations. See “Item 4. Information on the company — B. Business Overview — Regulations — Regulations Relating to Private Education.” We expect that the amended Private Education Law, accompanied with its relevant implementation rules and regulations may bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones. However, the specific measures on when and how existing schools can choose to be a for-profit schools remains unclear. In the meantime, any implementation rules and regulations that tighten the supervision of our business operation, such as student recruitment and tuition fees, may also have material adverse effects on our business and results of operation. However, as of the date of this annual report, the implementing rules for the amended Private Education Law or the relevant local regulations have not been published to the public. It remains uncertain how the amended law will be interpreted and implemented and impact our business operations. In addition, the local government authorities in the cities where we operate our business might implement different local rules, and we might need to make unexpected investments in making compliance efforts.

The Ministry of Justice published the Draft Amendment for Implementation Rules for the Private Education Law in August 2018 for public review and comment, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, substantial uncertainty remains with respect to its final content, effective date, interpretation and implementation. Nevertheless, such Draft Amendment for Implementation Rules for the Private Education Law proposes changes, clarifications and additional requirements with respect to private schools in addition to the current effective Private Education Law and relevant implementation rules.

According to the Draft Amendment for Implementation Rules for the Private Education Law, the establishment of a private training institution that enrolls children and teenagers in kindergarten, elementary and secondary schools and provides training relating to school culture education courses, admission or examination shall be approved by the educational administrative authority of the people’s government at or above the county level.

If enacted into law in its current form, the Draft Amendment for Implementation Rules for the Private Education Law would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that if a private school trades with related parties, it shall follow the principles of openness, fairness and justness, and shall not damage the interests of the state, the school, the teachers and the students, and (iii) that, for a for-profit private school, 25% of its net profit per annum should be reserved as development fund. If the Draft Amendment for Implementation Rules for Private Education Law is enacted in its current form, we may be required to change our corporate governance practices and our compliance costs may increase. The Draft Amendment for Implementation Rules for the Private Education Law also expressly provides that foreign-invested enterprises established in China and social organizations with foreign parties as actual controllers shall not hold, participate in or actually control private schools that implement compulsory education.

In August 2018, the State Council issued its new opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion provides certain detailed requirements for extracurricular training institutions, including, among others, requirements for licenses and permits, training premises, safety conditions, fee collection, teaching staff and curriculum content. In October 2018, the Ministry of Education launched a special supervision campaign on extracurricular training institutions and required the local competent authorities to investigate the training institutions within their jurisdictions and requested such institutions to rectify any non-compliant activities. In December, 2018, nine PRC governmental authorities, including the Ministry of Education, jointly promulgated the Notice on Measures for Alleviating the Burdens on K-12 Students, which reiterates the above requirements.

In addition, in November 2018, Ministry of Education, the SAIC and the Ministry of Emergency Management of China jointly promulgated the Notice of Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. According to the New Notice, training institutions without certificates and institutions violating other requirements of laws and regulations shall be banned, the business licenses shall be revoked, and legal representatives of these institutions shall be restricted from providing training for elementary and secondary school students. Besides, if the existing fire safety conditions of training institutions do not meet the requirements, training qualifications of these institutions shall be revoked.

If we fail to comply with any regulatory requirement, our business operations may be disrupted and we may be subject to various penalties or be unable to continue our operations, all of which will materially and adversely affect our business, financial condition and results of operations.

Our operations are heavily concentrated in Shanghai, and any event negatively affecting the after-school education market in Shanghai could have a material adverse effect on our overall business and results of operations.

We derived 93.9% of our gross billings in the fiscal year of 2019 from our operations in Shanghai and we expect our services in Shanghai to continue to generate the majority of our gross billings for the foreseeable future. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region or the learning centers located in this region. Any material adverse social, economic, regulatory or political development, any changes in the local education laws and regulations, or any natural disaster or epidemic affecting this region could negatively affect the demand for and/or our ability to provide after-school education services. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating history with our middle school and kindergarten programs. Our newer programs may not be as attractive and profitable as our elementary school math programs.

We launched our kindergarten programs in 2015 and middle school programs in 2017. As we plan to continue to expand our middle school and kindergarten programs, we may need to devote substantial resources to course design, marketing and teacher recruiting. However, our efforts to improve, expand, and promote our elementary and middle school programs may not be successful and we may not achieve comparable profitability to our elementary school programs, or at all. We also introduced other new courses and may introduce other new courses in the future, which may not achieve expected profitability, or at all.

Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in Shanghai and the PRC could render our courses and services less attractive to students.

Under the PRC education system, school admissions rely heavily on entrance examination results. Students in most cases are required to take entrance exams for admission to high school, and their performance in those exams is critical to their educational career and future employment prospects. In addition, although exams are not required for entering middle schools, most middle schools still use entrance exam results as a key factor in evaluating students’ academic performance and many schools administer their own assessment tests to evaluate prospective students. It is therefore common for students to take after-school classes to improve test performance, and the success of our business to a large extent depends on the continued use of entrance exam tests by schools in their admissions. However, such heavy emphasis on exam scores may decline or fall out of favor with educational institutions or education authorities in the PRC. For example, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. Instead, high schools in Yunnan have started to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits private competitions in elementary and middle schools. Besides, education authorities in Jiangxi Province published the Suggestions on Implementation of Examination Enrollment System Reform in Senior High Schools (Trial) on April 4, 2018, which aims to adopt a new mode of admission for high schools based on a combination of middle school academic level test results and the comprehensive quality evaluation results around 2020. In November 2018, education authorities in Jiangsu Province prohibited compulsory education schools, including public schools and private schools with government public resources, from holding written examinations or interviews in any form related to admission. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, entrance exams and assessment tests at all grade levels in the PRC constantly undergo changes and development in terms of subject and skill focus, question type and format. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

In addition, outstanding performance in domestic and international math competitions may substantially boost a student’s chance of admission into top high schools by serving as evidence of excellence in academics and extracurricular activities, supplementing standardized entrance examination scores, or in certain circumstances qualify students for an exam-free admission into top schools. Any change in the admission policies or criteria that decreases the weight of math competition performance in the admission process as adopted by schools or mandated by government regulations may take away incentives for parents to enroll their children in our programs, materially and adversely affecting our business, results of operations and financial conditions. For instance, pursuant to the Notice of Shanghai Municipal Education Commission on Strengthening the Administration of Prohibiting to Treat Various Competition Prizes as Basis for Admission by Compulsory Education Schools in the School Year of 2016 issued by Shanghai Municipal Education Commission in November 2016, certificates and prizes obtained from competitions such as Olympic math competitions and English level tests must not be treated as basis for admission by compulsory education stage schools. Furthermore, pursuant to the Management Measures of National Competitions for Elementary and Secondary School Students (Trial) issued by Ministry of Education in September 2018, competitions cannot be held for compulsory education in principle, and results of competitions must not be used as the basis for admission by elementary and middle schools.

Two of our learning centers are not in compliance with fire safety regulations.

Each school must obtain a fire safety permit in order to qualify for an educational permit or a business license. As of the date of this annual report, two of our learning centers have not obtained fire safety permits, accounting for 1.5% of our revenue in the 2019 fiscal year. We are in the process of obtaining these outstanding fire safety permits. However, if we are unable to obtain fire safety permits as required, we may not be able to obtain educational permits or business licenses for such learning centers, we may be subject to fines and we may be unable to continue operations at such learning centers, which could materially and adversely affect our business and results of operations. See “Item 4. Information on the company — B. Business Overview — Regulations” for further details on the fire safety regulations applicable to our learning centers.

According to PRC laws and regulations, venues for children’s activities cannot be located above the third floor of a building. As of the date of this annual report, eight of our 52 learning centers in operation were located above the third floor of a building. Of these, one does not have a fire safety permit, and seven are not in full compliance with fire safety regulations. These eight learning centers represented 17.1% of our revenue in the 2019 fiscal year. If these learning centers are inspected, we may be subject to fines and we may be unable to continue operations at them, which could materially and adversely affect our business and results of operations.

The majority of the lease agreements for our learning centers that are located above the third floor of a building have durations of between two and nine years. Moving learning centers that are located above the third floor of a building in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs, in addition to the costs of relocation, renovation and decoration, and it may disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our education services to students.

Our faculty is critical to maintaining the quality of our education and services and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements, not only in Shanghai, where we currently operate a majority of our learning centers, but even more so in other parts of the PRC. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ all of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. Although our attrition rate of our teachers was relatively low at 12.0%, 12.6% and 17.0% in the 2017, 2018 and 2019 fiscal year, respectively, we may not be able to maintain this attrition rate as we expand our operations. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decline in the quality of our teachers’ classroom performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

We believe that market awareness of our “Four Seasons Education” brand and our solid reputation in the education industry have contributed significantly to the success of our business, and that maintaining and enhancing our brand are critical to maintaining our competitive advantage. Our brand and reputation could be adversely affected under many circumstances, including the following:

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

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance. Furthermore, we incurred net losses in the past and in the 2019 fiscal year and may incur net losses in the future.

We have offered after-school education services since 2010, and have experienced significant growth in terms of learning centers, operations and revenue. Our revenue increased by from RMB203.2 million in the 2017 fiscal year to RMB335.6 million (US$50.2 million) in the 2019 fiscal year. Our net income increased by 141.3% from RMB17.3 million in the 2017 fiscal year to RMB41.8 million in the 2018 fiscal year. However, in the 2019 fiscal year, we recorded net loss of RMB1.5 million (US$0.2 million). In addition, we have been making continuous efforts to expand our course offerings, launching our Ivy programs and kindergarten programs in 2015 as well as our middle school programs in 2017. We are also expanding our learning center network to cities other than Shanghai and have established eight learning centers outside of Shanghai since 2015. However, any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the after-school education service industry in the PRC, changes in spending on after-school education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. We anticipate that our cost of revenue and operating expenses will increase in the foreseeable future as we continue to grow our business, maintain and increase our student enrollment, retain, engage and train our teachers and offer new and attractive courses and increase our course fees. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Furthermore, our financial performance is also subject to other risks and uncertainties, including but not limited to laws, regulations and policies in China. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our business has experienced significant growth in recent years. We launched our kindergarten programs in 2015 and our middle school programs in 2017. The number of our learning centers has also grown from 10 learning centers as of February 28, 2015 to 52 learning centers as of February 28, 2019. We plan to leverage our educational content, understanding of the math education market and scalable business model through collaboration with other education institutions and partners to continue growing our business. Our future success depends, in part, on our growth and expansion efforts. We expect to encounter challenges to our existing content development, faculty, technology and capital resources in such expansion. Our planned expansion will also place significant pressure on us to maintain our teaching quality and consistency of our service standards, controls and policies. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, administrative and management personnel. We may not be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations. Our failure to effectively and efficiently manage our growth and expansion may materially and adversely affect our financial condition and results of operations.

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

Our student enrollment may decrease due to this competition. Some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing after-school education services. As a result, our competitors may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenue and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

Our Ivy programs may compete with our standard programs.

We are constantly developing new programs and services to meet changes in student demands, testing materials, admission standards, market trends and technologies. In particular, we expanded our course offerings with personalized programs of various difficulties and grade levels to cater to our students’ specific needs. We started our elementary school Ivy programs in 2015 and launched our middle school Ivy program in 2017. In the 2018 fiscal year and the 2019 fiscal year, the student enrollment for our Ivy programs was 22,763 and 33,899, respectively. As our Ivy programs grow rapidly, they may compete with our standard programs or render obsolete some of our existing programs without increasing our total student enrollment. If we are unable to increase our total student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

We may face risks and uncertainties with respect to the licensing requirements for Internet information service, Internet audio-video programs and our mobile app. Failure to comply with these requirements may materially adversely affect our business and results of operations.

Regulation on value-added telecommunications services, or VATS, in China is strict and has been developing, while the interpretation and enforcement of relevant laws and regulations has been and continues to be uncertain. Pursuant to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service”, or an ICP License. According to the Classified Catalog of Telecommunications Service (2015 Version), or the 2016 MIIT Catalog, which was promulgated in 2015 and was further amended on June 6, 2019, “information service” was defined as “the information service provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice. Since we provide online courses that charge users through our mobile app, we may be required to obtain an ICP License.

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

We have acquired additional learning centers and other education businesses and may continue to do so in the future. If we are unable to successfully integrate the acquired businesses, our business and operating results may be harmed. We may be unable to identify appropriate acquisition targets. If we do identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, the businesses and learning centers we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. For example, we recorded the impairment of goodwill of RMB0.6 million (US0.1 million) generated from acquisition of Shane. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Failure to control rental costs or obtain leases at desired locations at reasonable prices could materially and adversely affect our business.

All of our learning centers and our headquarters are on leased premises. Our lease terms generally range from one to eleven years. We may not be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our offices and service and learning centers as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from term to term, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenue. Our students and their parents typically pay the tuition prior to the commencement of a term, and we recognize revenue from the delivery of education services on a straight-line basis over the term. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

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

Labor costs in the PRC have increased with the PRC’s economic development, particularly in the large cities, such as Shanghai, where a majority of our learning centers are currently located. According to the National Bureau of Statistics of China, the average wage of private education institution employees in urban cities in China increased at a CAGR of 10.2% nationwide between 2010 and 2017, and 12.5% in Shanghai during that same period. We expect that our labor costs, including wages and various statutory employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our programs, our profitability and results of operations may be materially and adversely affected.

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

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered five of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our students. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the company — B. Business Overview — Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in the PRC is still at an early stage of development, and as a result insurance companies in the PRC offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

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

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, holders of our outstanding options were entitled to purchase a total of 3,400,559 ordinary shares. As a result, we incurred share-based compensation expense of RMB32.2 million (US$4.8 million) in the 2019 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the 2016 and 2017 fiscal years, we and our independent registered public accounting firm identified two material weaknesses and two significant deficiencies in our internal control over financial reporting as well as other control deficiencies as of February 28, 2017. The same material weaknesses and significant deficiencies were identified in connection with the audit of our consolidated financial statements for the 2018 fiscal year. During the course of auditing our consolidated financial statements as of February 28, 2019, we and our independent registered public accounting firm identified no material weakness but two significant deficiencies in our internal control over financial reporting. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting — Internal Control over Financial Reporting.” We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct our after-school education business in the PRC primarily through contractual arrangements among (i)

Shanghai Four Seasons Education and Training Co., Ltd., (ii) Shanghai Four Seasons Education Investment Management Co., Ltd., (iii) our relevant affiliated entities, and (iv) our VIEs’ shareholders, including Mr. Peiqing Tian and Mr. Peihua Tian. We operate our after-school education business in the PRC through Shanghai Four Seasons Education and Training Co., Ltd. and through the learning centers controlled and held by Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education and Investment Management Co., Ltd. We have been and expect to continue to be dependent on our affiliated entities to operate our after-school education business. See “Item 4. Information on the company — C. Our Corporate Structure” for more information.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law (the “2019 FIL”), which will become effective from January 1, 2020 and will replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

We rely on contractual arrangements with our VIEs and their shareholders and relevant affiliated entities in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIEs, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions, including Mr. Peiqing Tian, our largest shareholder, to operate our after-school education business. For a description of these contractual arrangements, see “Item 4. Information on the company — C. Corporate Structure.”

The revenue contribution of our affiliated entities has historically accounted for 100.0% of our total revenue. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over our VIEs and our learning centers. Any failure by our affiliated entities, including our VIEs and our learning centers controlled and held by our VIEs and the shareholders of our VIEs, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

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

We currently conduct our operations in the PRC through contractual arrangements with our affiliated entities and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB175.0 million (US$26.2 million) to Shanghai Fuxi and an estimated maximum of approximately RMB398.9 million (US$59.6 million) to our VIEs and the subsidiaries of our VIEs.

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

All of our operations are conducted in the PRC, and all of our revenue is derived from the PRC. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the economy. The PRC government continues to exercise significant control over the PRC’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the after-school education industry in the PRC, could adversely affect the economy in the PRC or the market for education services, which could harm our business. For example, under the current Private Education Law and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. However, under the amended Private Education Law, the term “reasonable return” is no longer used and a new classification system for private schools has been established based on whether they are established and operated for profit-making purposes. There is uncertainty as to the implementation details of the amended Private Education law which may impact on our operations. See “Item 4. Information on the company — B. Business Overview — Regulation—Regulations Relating to Private Education.”

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in the PRC and especially the regions where we operate, Shanghai, Chongqing, Guangdong Province, Fujian Province, Zhejiang Province, Jiangxi Province, Anhui Province and Jiangsu Province. Any significant slowdown in the PRC’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our programs, which in turn could reduce our revenue. In addition, any sudden changes to the PRC’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

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

The PRC Enterprise Income Tax Law and its implementing rules provide that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued SAT Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. The State Administration of Taxation issued a bulletin SAT Circular 45 on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin SAT Circular 9 on January 29, 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered.

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

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties on February 3, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status.

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

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our affiliated entities for direct investment, loan or investment in securities outside the PRC will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our affiliated entities not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 28, 2019 was 24,066,033. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1,2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands exempted company and all of our assets are located outside of the United States.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

We began our operations in March 2007, when our Chairman and CEO, Mr. Peiqing Tian, founded Shanghai Four Seasons Education Investment Management Co., Ltd. in Shanghai. In 2010, we established our first learning center providing after-school math education services to elementary school students. With the growth of our business and in order to facilitate international capital investment in our company, we incorporated Four Seasons Education (Cayman) Inc., or Four Seasons Education Cayman, to become our offshore holding company under the laws of the Cayman Islands in June 2014. Further, in June 2014, Four Seasons Education Cayman established a wholly-owned subsidiary in Hong Kong, namely Four Seasons Education (Hong Kong) Limited, or Four Seasons Education HK. Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, was then incorporated in December 2014 as a wholly-owned subsidiary of Four Seasons Education HK. To date, we have established a network consisting of 52 learning centers in China.

While our organic growth was the primary driving force of our business expansion, we have been collaborating with other quality education service providers to further grow our student base. In March 2018, we acquired 90% of the shares of Shanghai Wupin Education Consulting Service Co., Ltd. and its subsidiaries, which is a renowned early childhood education provider in Shanghai which mainly provides interest cultivating classes for pre-school students. In September 2018, we acquired 51% equity interests of Shanghai Fantasy Business Consulting Co., Ltd. and its subsidiaries.

Initial Public Offering

We listed our ADSs on the NYSE under the symbol of “FEDU” on November 8, 2017. On November 10, 2017, we completed the initial public offering of 9,200,000 ADSs and the underwriters exercised their over-allotment option on December 11, 2017 for the purchase of 408,738 additional ADSs from the Company.

B.	Business Overview

We are dedicated to providing comprehensive after-school education services with a focus on high quality math education.

We started our business initially focusing on math education for elementary school students in Shanghai. We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 52 learning centers in nine cities in China as of February 28, 2019.

Shanghai is one of the most important markets in China for after-school education. The strong demand for high quality education in Shanghai has attracted almost all of the leading national after-school education service providers. Following our success in Shanghai, we have started to expand our operations to other cities in China. As of today, we operate eight learning centers in eight cities outside of Shanghai.

We have developed educational content to effectively drive outcomes for students of different ages, levels of aptitude and learning objectives. Our programs are primarily focused on elementary school math, but have expanded in recent years to also include other subjects such as physics, chemistry, languages and to target students in Middle School and Kindergarten. For example, our elementary school math programs are categorized into the following:

•	Standard Programs. We offer courses through five standard programs for students of different aptitude levels for each elementary school grade level.
•

Ivy Programs. Our Ivy programs offer personalized classes addressing students’ specific needs such as individualized and in-depth topic review and training for math-oriented conceptual thinking. Students and parents can tailor standard program course parameters such as difficulty of content, pace and class size.

•	Special Programs. Our special programs include short-term, intensive workshops on specific math topics and courses delivered to K-12 schools.

Our proprietary educational content is designed to cultivate our students’ interest in math and enhance their cognitive and logic abilities. We build our educational content through a systematic development process, and update this content regularly based on student performance and feedback. Our faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers.

In addition to the course offerings that target improving students’ academic performance, we are hosting a series of interest-oriented classes and activities to further promote student engagement. Based on our strong math teaching capabilities and resources, we introduced our featured classes for logic-based games such as Bridge, Sudoku and Rubik's Cube which gained great popularity. We now deliver Bridge classes at ten of our learning centers and have formed Four Seasons Education training teams in 2018 and 2019 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help students’ logical thinking, intellectual and aesthetic development.

We finished the 2019 fiscal year with many achievements despite changes in regulatory requirements in the fast-evolving education industry and relatively weak performance of new learning centers during the ramp-up period. Our revenue increased by 11.7% from RMB300.5 million in the 2018 fiscal year to RMB335.6 million (US$50.2 million) in the 2019 fiscal year. In the 2019 fiscal year, we recorded net loss of RMB1.5 million (US$0.2 million), compared with net income of RMB41.8 million in the same period of last year. Our adjusted net income, which excludes share-based compensation expenses and fair value change of investments measured at fair value was RMB35.6 million (US$5.3 million), compared with RMB65.3million in the 2018 fiscal year. For a detailed description of adjusted net income, please see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures.”

Our Education Services

We are dedicated to providing comprehensive after-school education services with a focus on high quality math education. Our strong track record of helping students achieve academic excellence has popularized our courses. Particularly, we believe that we have become the math education institution of choice in Shanghai, where we started our business and operate the majority of our learning centers.

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

Elementary School Programs

We offer courses for math and other subjects for our elementary school programs. We offer courses with various class sizes and we also offer special programs to address the needs of our students. While we focus on providing quality math education, we started offering Chinese and English language courses for elementary school students in 2016, with the objective of diversifying our course offerings and further leveraging our student base. In the 2017 winter term, we offered Chinese courses for first to fifth grade students and English courses for first grade students. The courses have been welcomed by students and parents, and in the 2019 fiscal year, our elementary program language courses had student enrollment of 21,401.

Standard Programs

Our standard programs offer expertly designed courses for elementary school students. These programs utilize a standardized curriculum, and are organized in regular-sized classes, which typically consist of 21 to 35 students per class, and a limited number of small-sized classes, which typically consist of 15 to 20 students per class. Standard program classes are typically held once a week, with class time ranging from two to three hours based on grade level. Each class consists of lecture time, quizzes, and discussion of quiz questions and previous homework assignments.

Our standard programs are broken down into four terms in line with the public school year. We incorporate topics from the official school curriculum into our own educational content to supplement our students’ schoolwork during the spring and fall terms, and typically include more advanced topics during the winter and summer terms to strengthen our students’ understanding of both course materials and math fundamentals, preparing them for their next level of study.

For our math classes, for each grade level, we provide five types of courses with different academic focus, pace and density of knowledge, namely our Champion Course, Gold Medal Course, Elite Course, Excellence Course and Advancement Course. Each course is tailored to suit the academic and learning needs of different types of students and help students progress to the best of their ability. Our students are required to take an entrance exam to enroll in our courses, and periodically take performance exams to maintain their class slots. Based on their performance in the exams, from highest to lowest, students are placed in the Champion, Gold Medal, Elite and Excellence courses.

•	Champion Course. The Champion Course is our most advanced standard course, with a curriculum designed for exceptional students seeking to further develop their math skills and challenge themselves.
•

Gold Medal Course. The Gold Medal Course has a curriculum designed for students with strong academic performance, with a softer learning curve compared with the Champion Course to accommodate a wider student audience.

•

Elite Course. The Elite Course is our most popular course, with its curriculum mixing formal school materials and more advanced topics. The course is designed to elevate already good students to the next level.

•

Excellence Course. The Excellence Course is designed to assist and supplement our students’ schoolwork at a moderately challenging level. Many of our Excellence Course students advance to our Elite Course after one or two terms.

•

Advancement Course. The Advancement Course focuses on solidifying students’ understanding of fundamental concepts from the formal school curriculum, as well as cultivating their overall interests in math.

Ivy Programs

Since each student has specific educational needs that may not be addressed by our standard programs, we launched our Ivy program in 2015 to offer customized courses to our students. Envisioned to provide a customizable supplement or alternative to our standard program, the Ivy program has become increasingly popular with parents and students for its flexibility. In the 2019 fiscal year, Ivy program student enrollment was 33,899, of which 65.7% came from students who had formerly taken our standard program classes.

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

Special Programs

Our special programs include intensive, short-term workshops for specific topics, typically in the form of short-term lectures with around 12 students. The workshops normally consist of six to eight classes that cover various knowledge modules and mock exams. In addition, we provide lecture series to students who have difficulties with particular areas of a certain subject, such as graphing, formulas etc.

Middle School and Kindergarten Programs

Middle School Programs

Spurred by the strong market demand, we built on our experience in elementary school education and expanded our course offerings to the middle school level. We initially offered experimental courses for middle school mathematics, physics and chemistry, and formally launched our official middle school program covering all mandatory school subjects in 2017. Unlike our elementary school programs, which place more emphasis on elevating students’ math capabilities, our middle school programs focus on improving students’ performance in schoolwork and preparing them for the high school admissions exam. Student enrollment in our middle school programs has reached 17,580 in the 2019 fiscal year.

Our middle school programs offer courses primarily in five subjects, namely math, physics, chemistry, Chinese and English. Our middle school programs have class sizes ranging from regular (21 to 30 students) to small (15 to 20 students) to Ivy (3 to 12 students). The large and small classes use standardized course content, while Ivy program classes offer personalized courses in the same way as our elementary school Ivy program. In addition, to better address our students’ needs of studying abroad, we launched bilingual math courses as a part of our middle school programs in 2017. The course content focuses on middle school level American Mathematics Competitions, or AMC, designed to both prepare students for the AMC and teach them to understand and express math concepts and problem solutions in English. Our middle school programs also offer art classes for students that demonstrate strong interest in arts.

Kindergarten Programs

Our programs for kindergarten students consist of formative courses that help develop their cognition, logic and fundamental skills in math and Chinese. For example, our Early Childhood Thinking Course fosters children’s thinking abilities through a comprehensive set of teaching methods and practice. Employing proprietarily developed practice materials, experiments and educational games, we help kindergarten students learn about numbers, shapes, quantities, basic causal relationships and common sense, developing their interest in learning and forming habits for thinking, analysis and inquisitiveness. We provide picture talk workshops which help students with the development of cognitive abilities. We also offer courses on pinyin, the Chinese phonetic system that students typically learn when they begin the formal study of Chinese.

Cooperation with Other Learning Centers

We cooperate with a small number of other after-school learning centers in an effort to reach students in broader geographic areas. In such cases, we deliver our courses to students under our brand name and with our own teachers and educational content, and pay a service fee to the operators of such learning centers. Students who take our courses at these learning centers pay their tuition fees directly to us. The operators are responsible for program promotion, classroom maintenance and other general operational services. As of February 28, 2019, we cooperated with two such other learning centers.

K-12 School Course Delivery

Recognizing the effectiveness of our education, 55 well-known K-12 schools in Shanghai have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, our Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

Our Curriculum and Educational Content

We develop our curriculum and educational content with the aim of improving our students’ mathematical and logical thinking capabilities. To achieve this, we have established a systematic course development and update process that forms a virtuous cycle in producing quality course offerings.

Our curriculum design is a dynamic process, building on our teachers’ own experiences and our students’ evolving academic needs. For each curriculum, we refer to the mandatory testing materials of the standard K-12 curriculum and utilize our extensive curriculum design experience to select content that can best illustrate specific concepts or address areas students are weak at. We then refine the curriculum by adjusting the difficulty level based on the academic focus of each course, and the number of questions, supplemental experiments or mini-case studies used in each course.

Our educational content employs a large number of carefully selected questions. In 2016, we initiated a practice problem set database project and started to systematically collect and compile practice questions. In addition, we have finished the majority of the course development work for our math lab program. Our self-test system has also been upgraded with an enriched question library and well-tagged categorization. Based on the increasingly comprehensive dataset, our evaluation system will be able to automatically generate bespoke sets of test questions, helping students develop a comprehensive understanding of certain areas of knowledge according to the individual’s scholastic aptitude. As of February 28, 2019, we have developed a sizable problem set database with approximately 201,000 questions. We have also developed content that focuses on cultivating our students’ interest in mathematics. For example, our Wisdom in Mathematics course, designed for kindergarten and lower level elementary school students and incorporating a large number of math games, has been well-received by our students.

We update our course curriculum on an annual basis to reflect the changing academic focuses of the standard K-12 curriculum. We also dynamically refine and update our educational content based on our students’ receptiveness to the materials and our analysis of student answers. For example, we collect and analyze student answers to homework assignments and quiz questions to identify the types of questions that students are prone to making mistakes on, and then allocate additional time and attention to these topics during the relevant lectures.

We design our curriculum and most of our educational content through our in-house efforts. Our educational content development team consists of 91 members experienced in course design, all of whom are also our teachers. Led by our consultant team of over ten senior, experienced educators, our educational content development team constantly consults top-tier domestic and international mathematics competitions for the latest questions and trends, and is also responsible for writing and compiling our publications.

Our Learning Centers

We established our first learning center in Shanghai in 2010. We currently operate 44 learning centers in Shanghai and eight in other cities.

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

We opened our first learning center outside of Shanghai in Suzhou, Jiangsu Province, in November 2015. Currently, we operate two learning centers in two cities in Jiangsu Province, one in Nanchang, Jiangxi Province, one in Fuzhou, Fujian Province and one in Bengbu, Anhui Province, one in Shenzhen, Guangdong Province, one in Shaoxing, Zhejiang Province and one in Chongqing. We directly operate one learning center outside of Shanghai, and, with us being the controlling shareholder, cooperate with local business partners in the operation of the other seven. In most cases of such cooperation, we are responsible for the program and course design, educational content development and faculty training, while our business partners are responsible for marketing, student recruitment and compliance with local regulations. We also send experienced teachers to newly developed learning centers outside of Shanghai in their initial operation stages, typically for three to six months, to assist in daily operations and coordination with our headquarters.

Certain of our learning centers do not possess the required educational permits and business licenses. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business— Certain of our learning centers do not possess the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.” To address this situation, we have been in the process of obtaining educational permits and business licenses or fire safety permits required in order to qualify for educational permits or a business licenses, and we have achieved substantial progress in obtaining required fire safety permits, which is a prerequisite for an educational permit or a business license. Since the date of our initial public offering, or the IPO Date, we have obtained fire safety permits for (i) one of Company’s six existing learning centers without fire safety permits as of the IPO Date and (ii) 25 of Company’s 26 learning centers established after the IPO Date. As of the date of this annual report, of the 14 fully operational learning centers did not possess the educational permit or business license that they require, only two does not possess the fire safety permits, representing 1.5% of our revenue in the 2019 fiscal year. Our Shanghai Four Seasons Education and Training Co., Ltd., Four Seasons Class Training Co., Ltd. and other entities in our group were among the white list of after-school tutoring institutions released by the Shanghai Education Bureau in late December 2018, demonstrating our compliance in terms of operating licensure, educational content and the teaching facility environment. We would like to continue working with related authorities and adapting our operations to the evolving regulations of a rapidly growing after-school tutoring industry in China.

In addition, according to PRC fire safety regulations, venues for children’s activities cannot be located above the third floor of a building. As of the date of this annual report, eight of our 52 learning centers in operation are located above the third floor of a building. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business— Two of our learning centers are not in compliance with fire safety regulations.” We are in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations on the third floor or lower or otherwise to use them in accordance with the requirements of the regulations.

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

Our Faculty

We have assembled a faculty of dedicated and capable educators with significant experience in mathematics education and school management. We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers increased from 110 as of February 29, 2016 to 392 as of February 28, 2019. As of February 28, 2019, approximately 93% of our teachers had bachelor’s degrees and above. Among our faculty members, a number of teachers have joined us from public schools, including several who were principals and 19 teachers with more than ten years of teaching experience.

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

Our Students

We have maintained sizable student enrollment, which represents the cumulative total number of courses enrolled in and paid for by our students, and have had a high growth rate over recent years. Our student enrollment increased by 5.4% from 116,294 in the 2017 fiscal year to 122,606 in the 2018 fiscal year, and further increased by 28.7% to 157,759 in the 2019 fiscal year.

As our course offerings become more versatile, we have reached out to broader age groups of students. We formally launched our middle school programs in 2017, and in the 2019 fiscal year, the student enrollment of our middle school programs was 17,580, of which 6,633 came from students who had previously taken classes in our elementary school programs.

We enroll our students primarily through word-of-mouth referrals. We have built a sterling reputation for effective education among parents and school admission offices.

Our Branding

Our brand name is highly regarded in the mathematics education field in Shanghai. The quality of our educational content and the effectiveness of our teaching methodologies have made us the first choice for our fellow education service providers as they seek strategic partners in mathematics education. Over the years, we have been invited to teach our course content at well-known K-12 schools and develop content for math camps together with universities. Through such strategic collaborations, we have strengthened our leading market position in Shanghai’s mathematics education field, further built up our brand name beyond Shanghai, and attracted motivated students from eastern China.

Collaboration with East China Normal University

In 2016, we entered into a framework agreement with East China Normal University, or ECNU, a university in Shanghai prominent in basic education, and launched a series of projects related to math education for K-12 students. One collaboration project includes a jointly-operated mathematics summer camp, which selects academically strong middle and high school students to attend for free. We participate in the course development process with ECNU and are responsible for student selection, while ECNU will be responsible for hosting and running the summer camp. We are also working with ECNU to establish math and science centers for K-12 students to demonstrate a variety of fun applications of math theories and principles such as Chinese ring puzzles and the Mobius strip.

Student Services

Proactive and Individualized Assistance

Our teachers actively monitor the progress of each student and communicate directly with parents. After each class, the teacher will follow up with parents during the week, monitoring students’ progress with their homework and answering questions that students may have. For Ivy program classes, we assign a course advisor to each class who works with the teacher and is responsible for handling administrative matters, such as scheduling classes, checking homework and collecting student feedback, to provide more comprehensive support to our students and their parents.

Our Online Tutoring Platform and Mobile App

Our students can log on to our study center through our easy-to-use website and mobile app. They can watch lecture videos and explanations to difficult problem sets download the syllabus and practice problem sets for their courses, search for courses they are interested in and check previous exam performance and analysis.

Competition

We face competition from national after-school education companies with operations in Shanghai such as TAL Education, as well as local after-school education service providers. The after-school education industry in the PRC is highly fragmented and rapidly developing. We believe the principal competitive factors in our business include the following:

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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary curriculum and course materials. We have copyrights for our original course materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks and domain names. As of February 28, 2019, we had five registered trademarks and 3 software copyrights. In addition, we have registered 31 domain names, including sijiedu.com.

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

Foreign Investment Industries Guidance Catalog (2018 Revision)

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

The Foreign Investment Industries Guidance Catalog (2018 Revision), which was promulgated on June 28, 2018 and took effect on July 28, 2018 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories, with operation of training institution also open to foreign investment unless specifically restricted or prohibited by other PRC regulations.

Regulation on Sino-foreign Cooperation in Operating Schools and its Implementing Rules

Sino-foreign cooperation in operating schools in China is governed by the Regulation on Sino-foreign Cooperative Education (2019 Revision) promulgated by the State Council and the Implementing Rules for Sino-foreign Cooperative Education (2004) issued by the Ministry of Education. These rules encourage substantive cooperation between PRC educational organizations and foreign educational organizations with the relevant qualifications and experience in providing high quality education to jointly operate various types of schools in China. Any Sino-foreign cooperative school and cooperation education program shall be approved by the relevant PRC authorities and obtain a permit for Sino-foreign cooperation in operating schools.

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

Private Education Law and Its Implementation Rules

The PRC Private Education Law (2018 Revision) promulgated by the Standing Committee of the PRC National People’s Congress and the Implementation Rules for the Private Education Law (2004) provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

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

The Draft Amendment for Implementation Rules for the Private Education Law was published by the Ministry of Justice in August 2018 for public review and comment, and is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. According to the draft amendment, the establishment of a private training institution that enrolls children and teenagers in kindergarten, elementary and secondary schools and provides training relating to school culture courses, admission or examination shall be approved by the educational administrative authority of the people’s government at or above the county level. The draft amendment also expressly provides that foreign-invested enterprises established in China and social organizations with foreign parties as actual controllers shall not hold, participate in or actually control private schools that implement compulsory education.

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

These classification registration rules also apply to private schools which were established before the promulgation of the amendment to the Private Education Law. If one of these schools chooses to register as a non-profit private school, it shall amend its articles of association in accordance with the law, continue its operation, and complete the new registration formalities. If it chooses to register as a for-profit private school instead, it shall make financial clearing, clarify the ownership of the schools’ land, buildings and accumulations of previous operation with the consent of the relevant government authorities at or below the provincial level, pay the relevant taxes and fees, obtain a new operating permit, carry out its re-registration and continue its operation. Ten of our learning centers that registered as schools will go through the re-registration procedures in the event that we proceed to register such learning centers as for-profit schools. The provincial government is responsible for formulating detailed measures on the alteration of registration of private schools in accordance with national laws and the local situation.

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

New Opinions and Notices for Extracurricular Training Institutions

In August 2018, the State Council issued its New Opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion provides certain detailed requirements for extracurricular training institution, including, among others, requirements for licenses and permits, training premises, safety conditions, fee collection, teaching staff and curriculum content.

In October 2018, the Ministry of Education launched a special supervision campaign on extracurricular training institutions and required the local competent authorities to investigate the training institutions within their jurisdictions and requested such institutions to rectify any non-compliant activities. In December 2018, nine PRC governmental authorities, including the Ministry of Education, jointly promulgated the Notice on Measures for Alleviating the Burdens on K-12 Students, which reiterates the above requirements.

In addition, in November 2018, the Ministry of Education, the SAIC and the Ministry of Emergency Management of China jointly promulgated the Notice of Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. According to the New Notice, training institutions without certificates and institutions violating other requirements of laws and regulations shall be banned, the business licenses shall be revoked, and legal representatives of these institutions shall be restricted from providing training for elementary and secondary school students. Besides, if the existing fire safety conditions of training institutions do not meet requirements, training qualifications of these institutions shall be revoked.

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

On December 29, 2017, the People’s Government of Shanghai promulgated three regulations to further implement the Private Education Law and its Implementing Rules, including the Standard for Establishment of Private Educational Institution in Shanghai, the Management Measures of Shanghai Municipality on For-profit Private Educational Institutions and the Management Measures of Shanghai Municipality on Non-profit Educational Institutions. These regulations provide that, among others, requirements and conditions to be satisfied to establish a private educational institution. In addition, these regulations provide that for-profit private educational institutions can be divided into two categories: for cultural education and for professional training. Cultural education institutions like us shall obtain approval from the local education authority as pre-condition for establishment, and professional training institutions shall obtain approval from the local human resource and social security authority. After obtaining the educational permit, the private educational institution shall then make filing and registration at the local Bureau for Industry and Commerce. The for-profit private educational institution cannot enroll students and commence teaching activities until it has obtained the educational permit and completed the required registration. Private educational institutions setting up extended learning centers shall also obtain the required educational permit.

In Jiangsu province, the education authority modified the Measures of Jiangsu Province on Establishment and Management of Non-diplomatic Educational Institutions on December 26, 2017, which took effect on the same day, implementing the Private Education Law and its Implementing Rules in a similar approach as the local regulations in Shanghai.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended by the Standing Committee of the National People’s Congress on October 28, 2008 and April 23, 2019, and became effective as of and April 23, 2019, as well as other relevant detailed fire prevention regulations, require that schools must either obtain a fire safety assessment permit or complete a fire safety filing. Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information — D. Two of our learning centers are not in compliance with fire safety regulations.” for further details on the compliance of Regulations on Fire Safety.

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

Domain Names

Management of domain names was prescribed by Measures for the Administration of Internet Domain Names of China which was promulgated by the PRC Ministry of Industry and Information Technology in 2002 and amended in 2004. It was superseded by Measures for the Administration of Internet Domain Names of China published in 2017. Pursuant to the 2017 Measures, “domain names” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it. See “Item 4. Information on the Company — B. Business Overview—Intellectual Property” for more details on the current situation of our domain names.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Item 4. Information on the company — B. Business Overview—Intellectual Property” and “Item 4. Key Information — D. Risk Factors — We may encounter disputes from time to time relating to our use of the intellectual property of third parties.” for further details on our trademarks.

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

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017 and June 29, 2018, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the Ministry of Commerce or its local branch has been obtained. In such approval and filing process of capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “Item 4. Information on the company — B. Business Overview— Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2018 Revision)”. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the Ministry of Commerce or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the Ministry of Commerce or its local branch.

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

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended, and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenue received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

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

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of change of basic information such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. The SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

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

PRC Value-added Tax

On January 1, 2012, the State Council officially launched a pilot VAT, reform program, applicable to businesses in selected industries. Businesses in the VAT reform program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the VAT reform program was implemented throughout the PRC. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the VAT reform program. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of business tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of the PRC, and in industries such as construction industries, real estate industries, financial industries, and living service industries. Pursuant to Circular on Further Clarifying Policies on Reinsurance, Real Estate Leasing and Non-diploma Education in Comprehensively Promoting the Pilot Collection of Value-added Tax in Lieu of Business Tax which came into effect on May 1, 2016, general taxpayers providing non-diploma education services may opt to adopt the simplified method for calculation of tax payable at a rate of 3%. In addition, pursuant to the Notice of the Ministry of Finance and the SAT on the Adjustment to Value-added Tax Rates that was issued on April 4, 2018 and came into effect on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively.

Regulations Relating to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law (2018 Revision) and the PRC Labor Contract Law (2012 Revision), a written labor contract shall be executed by employer and an employee when the employment relationship is established. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. The employer shall also pay severance to an employee where a labor contract, including a contract with an un-fixed term, is terminated or expires except that the termination is required by the employee or the statutory conditions are fulfilled. All employers shall compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

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

The chart below summarizes our corporate structure and identifies our subsidiaries, our VIEs, its shareholders and the number of our learning centers as of the date of this annual report:

(1)	Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.
(2)	Mr. Peiqing Tian and Mr. Peihua Tian, Mr. Peiqing Tian’s brother, hold 95% and 5% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

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

In the opinion of Fangda Partners, our PRC counsel:

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

Furthermore, if our VIEs, their affiliated entities and the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIEs and their affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2017, 2018 and 2019 fiscal years, all of our revenue was derived from the operations of our VIEs and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi, our VIEs and their consolidated entities. In the 2019 fiscal years, Shanghai Fuxi received service fees of RMB34.6 million (US$5.2 million) from our VIEs and VIEs' subsidiaries and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations, growing our learning center network and launching new programs, our PRC subsidiary may receive service fees from our VIEs or make distributions to us in the future.

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

Our headquarters are located in Shanghai, China. We have learning centers in Shanghai and eight other cities in China. We lease our headquarters, which occupies approximately 4,821 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 41,083 square meters. The majority of lease agreements for our Shanghai learning centers have durations of one to eleven years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to obtain additional facilities for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “—Our Learning Centers.”

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

Overview

We offer our education services through three sets of programs: standard programs, personalized Ivy programs and an assortment of special programs, including workshops for specific math topics and courses delivered to K-12 schools. We derive our revenue primarily from tuition collected from our education services provided through these programs. Our fiscal year ends on the last day of February in each year.

We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 52 learning centers in nine cities in China as of February 28, 2019. We also successfully established our Ivy programs, which provide personalized courses, extended our course offerings to middle school and kindergarten students, and covered more core subjects including physics, chemistry, Chinese and English. We offer our programs through our variable interest entities, or VIEs, and their affiliates.

Our revenue increased by 47.9% from RMB203.2 million in the 2017 fiscal year to RMB300.5 million in the 2018 fiscal year, and further to RMB335.6 million (US$50.2 million) in the 2019 fiscal year. Our net income increased by 141.3% from RMB17.3 million in the 2017 fiscal year to RMB41.8 million in the 2018 fiscal year. We recorded net loss of RMB1.5 million (US$0.2 million) in the 2019 fiscal year

Our adjusted net income, which excludes share-based compensation expenses, fair value change of warrants and fair value change of investments measured at fair value, was RMB49.2 million, RMB65.3 million and RMB35.6 million (US$5.3 million) in the 2017, 2018 and 2019 fiscal year.

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

In addition, we believe that our results of operations are more directly affected by the following factors specific to us:

•

Student Enrollment. Our revenue primarily consists of tuition from students enrolled in our programs, which is directly driven by the number of our student enrollment. The growth of our student enrollment is affected by our reputation, the variety of our course offerings and the number of our learning centers. In addition, our student enrollment is affected by relevant laws and regulations. Our student enrollment increased by 5.4% from 116,294 in the 2017 fiscal year to 122,606 in the 2018 fiscal year, and further increased by 28.7% to 157,759 in the 2019 fiscal year. The substantial year-over-year increase in total student enrollment was partially due to the change in enrollment schedule in accordance with the Opinion on Regulating the Development of After-School Tutoring Institutions issued by the State Council, which limits the prepayment of a curriculum registration to three months. According to the new enrollment schedule adopted in November 2018, the spring and autumn semesters are divided into two sessions, where student enrollments are recorded separately for each session.

A substantial portion of our students enroll in our programs through word-of-mouth referrals. Consequently, our reputation has been critical to our student recruitment process. Our ability to maintain and enhance our reputation and continue to attract students is directly dependent on our ability to improve our students’ academic performance and maintain the quality of our faculty.

Our student enrollment is also dependent on the size of our learning center network. Our number of learning centers grew from 19 in Shanghai and two in other cities as of February 29, 2016, to 44 in Shanghai and eight in other cities as of February 28, 2019.

•

Our portfolio of course offerings also affects our student enrollment. In 2015, we launched our Ivy programs, which offer personalized courses. Ivy program student enrollment increased from 2,194 in the 2016 fiscal year to 33,899 in the 2019 fiscal year. We have also extended our services to target kindergarten students and middle school students. We launched our kindergarten programs in 2015 and kindergarten program student enrollment was 20,538 in the 2019 fiscal year. We launched our middle school program in 2017 and in the 2019 fiscal year, middle school program enrollment was 17,580. Furthermore, we started to offer small-sized classes in addition to regular-sized classes for our standard programs in 2017. In the 2019 fiscal year, standard program student enrollment in small-sized classes was 53,572.

•

Pricing. Our revenue is directly affected by the pricing for our services. We typically charge students tuition based on the hourly rate of the student’s course type and the total number of class hours the student takes. We set hourly rates for our courses based on a number of factors, including class size, course type, our overhead costs, demand for our education services, geographic location of the course offered and our competitors’ fee rates for similar offerings. We raised our hourly rates in the 2016 fiscal year.

•	Operating Efficiency. Our ability to manage the costs and expenses of our operation directly affects our profitability.

Our cost of revenue primarily consists of compensation to our faculty and rental, utilities and maintenance costs for our learning centers. Faculty compensation depends on the size of our faculty and their level of experience. We offer competitive compensation to our faculty in order to attract and retain the best teaching talent. The number of our full-time teachers increased significantly from 222 as of February 28, 2017 to 350 as of February 2018 and further 392 as of February 28, 2019, which is in line with our efforts to replace our part-time teachers with full-time teachers and the expansion of our learning center network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and bigger class sizes, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Our operating expenses as a percentage of our revenue increased from 26.9% in the 2017 fiscal year to 43.1% in the 2018 fiscal year primarily because of IPO related expenses, share-based compensation of employees and our payment to ECNU. Our operating expenses as a percentage of our revenue further increased to 48.5% in the 2019 fiscal year because of increased staff cost, increase in share-based compensation expenses and increase in depreciation and amortization cost.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our learning center network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Revenue

We currently derive substantially all of our revenue from tuition for our after-school education services. Revenue from standard and Ivy programs includes those generated from programs for elementary school students as well as our middle school and kindergarten programs. Revenue from special programs and others includes tuition we collect from our special program courses and income we generate from staff outsourcing. Our revenue is presented net of sales tax, which includes VAT and related surcharges. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Year Ended February 28
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Standard programs	162,227	79.8	201,876	67.2	255,147	38,132	76.0
Ivy programs	33,784	16.6	70,458	23.4	75,142	11,230	22.4
Special programs and others	8,804	4.3	29,663	9.9	6,785	1,014	2.0
Less: sales tax	1,627	0.7	1,464	0.5	1,431	214	0.4
Total	203,188	100.0	300,533	100.0	335,643	50,162	100.0

We typically collect tuition from students in advance for the classes that they purchase and record this tuition initially as deferred revenue. We recognize revenue proportionately over time as the tutoring sessions are delivered. We offer refunds for undelivered classes to students who decide to withdraw from a course program at any time. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method. In the past three fiscal years, we have had insignificant amounts of tuition refunds. We had deferred revenue of RMB84.8 million, RMB90.1 million, and RMB87.9 million (US$13.1 million) as of February 28, 2017, 2018 and 2019, respectively.

Cost of Revenue

Our cost of revenue primarily consists of (i) staff costs, including salaries and other compensation for our faculty and (ii) rental, utilities and maintenance costs for our learning centers. We expect our total cost of revenue to increase in line with our expansion as we open more learning centers and expand our faculty size. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Year Ended February 28
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	59,565	69.8	64,242	58.7	95,705	14,303	55.7
Rental, utilities and maintenance costs	18,592	21.8	34,018	31.1	55,077	8,231	32.1
Depreciation of leasehold improvement	866	1.0	4,638	4.2	12,785	1,911	7.4
Other expenses related to learning centers	6,326	7.4	6,546	6.0	8,255	1,234	4.8
Total	85,349	100.0	109,444	100.0	171,822	25,679	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Year Ended February 28
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	42,071	77.0	92,932	71.8	128,906	19,265	79.2
Sales and marketing expenses	12,563	23.0	36,565	28.2	33,783	5,049	20.8
Total	54,634	100.0	129,497	100.0	162,689	24,314	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation related expenses for our administrative personnel. We expect our general and administrative expenses as a percentage of revenue to remain relatively stable for the foreseeable future.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2017 fiscal year, we entered into a funding commitment agreement with ECNU, pursuant to which we would provide funding of a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this funding commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB10 million, RMB20 million and RMB20 million funding commitment accrual to ECNU in the 2017 fiscal year, the 2018 fiscal year and the 2019 fiscal year, respectively. Excluding the effect of our funding commitment to ECNU, we expect our sales and marketing expenses as a percentage of revenue to remain relatively stable in the near future as we ramp up our promotional efforts to increase student enrollment.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject to an income tax rate of up to 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2017, 2018 and 2019 fiscal years.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this annual report.

Revenue Recognition

As of March 1, 2018, we adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (“Topic 606”) and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of March 1, 2018. Results for reporting periods beginning on March 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

We derive substantially all of its revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students through standard, ivy and special programs, in which revenue is recognized proportionately over time as the tutoring sessions are delivered. We recognize application fees and material fees charged at a point in time, of which the amounts are insignificant for the year ended February 28, 2019 and are included in standard and ivy programs.

Standard programs

We offer expertly designed courses for students of different aptitude levels for each elementary school grade level as well as kindergarten and middle school. Standard program courses are typically offered in regular-sized or small-sized classes on a weekly basis, with class time of two to three hours.

Ivy programs

Ivy programs classes typically consist of fewer than 12 students, which are customized for specific student needs such as individualized and in-depth topic review and training for math-oriented conceptual thinking. Students and parents can tailor course parameters such as difficulty of content, pace and class size.

Special programs

Special programs include short-term, intensive competition workshops, courses delivered to K-12 schools as well as specific interest-oriented classes offered for schools.

Others

Other revenue comprises mainly of the provision of staff outsourcing and training services.

Each contract of the abovementioned programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable considerations in the contracts with customers, except that we offer certain refunds for the standard and ivy programs. These refunds are offered for any unattended classes to students who decide to withdraw from a course. We estimate the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. We have not experienced significant refunds in the past or in the current year.

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

Business Combinations

We account for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. Alternatively, the excess of the (i) the fair value of the identifiable net assets of the acquire over (ii) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree is recorded as a gain on bargain purchase.

Income Taxes

Currently income taxes are provided for in accordance with the laws and regulations applicable to our operations. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of nil, RMB1.2 million, RMB1.6 million(US$0.2 million) was provided as of February 28, 2017, February 28, 2018 and February 28, 2019 in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. No uncertain income tax position was recorded as of February 28, 2017, February 28, 2018 or February 28, 2019.

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

Impairment of goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is reviewed at least annually for impairment (February 28 or 29 for us). We evaluate the goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. We identified four reporting units for the year ended February 28, 2019. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

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

Based on the results of annual goodwill impairment tests, we recognized nil, nil and RMB557(US$83) impairment loss on goodwill during the years ended February 28, 2017, 2018 and 2019.

Recent Accounting Pronouncements

A list of recent accounting announcements that are relevant to us is included in note 2(z) and 2(aa) to our consolidated financial statements included elsewhere in this annual report.

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

	For the Year Ended February 28
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue	203,188	100.0	300,533	100.0	335,643	50,162	100.0
Cost of revenue	(85,349)	(42.0)	(109,444)	(36.4)	(171,822)	(25,679)	(51.2)
Gross profit	117,839	58.0	191,089	63.6	163,821	24,483	48.8
Operating expenses
General and administrative expenses	(42,071)	(20.7)	(92,932)	(30.9)	(128,906)	(19,265)	(38.4)
Sales and marketing expenses	(12,563)	(6.2)	(36,565)	(12.2)	(33,783)	(5,049)	(10.1)
Operating income	63,205	31.1	61,592	20.5	1,132	169	0.3
Subsidy income	579	0.3	2,432	0.8	4,150	620	1.2
Interest income, net	3,037	1.5	5,546	1.8	6,756	1,010	2.0
Other expenses, net	(1,089)	(0.5)	(1,302)	(0.4)	(3,311)	(495)	(1.0)
Fair value change of warrants	(28,473)	(14.1)	—	—	—	—	—
Income before income taxes and loss from equity method investments	37,259	18.3	68,268	22.7	8,727	1,304	2.5
Income tax expense	(19,804)	(9.7)	(26,424)	(8.8)	(10,116)	(1,512)	(3.0)
Loss from equity method investments	(116)	(0.1)	—	—	(81)	(12)	(0.0)
Net income (loss)	17,339	8.5	41,844	13.9	(1,470)	(220)	(0.5)

Year Ended February 28, 2019 Compared to Year Ended February 28, 2018

Revenue

Our total revenue increased by 11.7% to RMB335.6 million (US$50.2 million) for the 2019 fiscal year from RMB300.5 million in the 2018 fiscal year, primarily due to the increase in enrollment as a result of the expanded course offerings with higher diversification, and the expansion of the Company’s physical learning center network, including learning centers the Company acquired in the 2019 fiscal year. This increase was partially offset by the decreased revenue contribution from math-competition focused classes as a result of changing regulatory requirement.

Cost of Revenue

Our total cost of revenue increased by 57.0% to RMB171.8 million (US$25.7 million) for the 2019 fiscal year from RMB109.4 million in the 2018 fiscal year, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross Profit

As a result of the foregoing, our gross profit decreased by 14.3% to RMB163.8 million (US$24.5 million) for the 2019 fiscal year from RMB191.1 million in the 2018 fiscal year. Gross margin was 48.8% for the 2019 fiscal year, compared with 63.6% in the 2018 fiscal year. The decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 7.6% to RMB33.8 million (US$5.0 million) for the 2019 fiscal year from RMB36.6 million in the 2018 fiscal year, primarily due to the decreased staff cost of RMB2.1 million (US$0.3 million) and decreased advertising fees RMB0.7 million (US$0.1 million).

General and Administrative Expenses

Our general and administrative expenses increased by 38.7% to RMB128.9 million (US$19.3 million) for the 2019 fiscal year from RMB92.9 million in the 2018 fiscal year, primarily attributable to increased staff cost of RMB17.5 million (US$2.6 million), increased share-based compensation expenses of RMB8.8 million (US$1.3 million) and an increase of RMB4.1 million (US$0.6 million) in depreciation and amortization cost.

Income Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our income before income taxes and income from equity method investments decreased from RMB68.3 million in the 2018 fiscal year to RMB8.7 (US$1.3 million) in the 2019 fiscal year.

Income Tax Expense

Our income tax expense was RMB26.4 million and RMB10.1 million (US$1.5 million) in the 2018 and 2019 fiscal year.

Net Income (Loss)

As a result of the foregoing, our recorded net income of RMB41.8 million in the 2018 fiscal year and net loss of 1.5 million (US$0.2 million) in the 2019 fiscal year.

Year Ended February 28, 2018 Compared to Year Ended February 28, 2017

Revenue

Our total revenue increased by 47.9% from RMB203.2 million in the 2017 fiscal year to RMB300.5 million (US$47.5 million) in the 2018 fiscal year. This increase was primarily due to increased revenue contribution from the Ivy Program and the expansion of our physical learning center network. In connection with our efforts to promote Ivy program classes, an increasing number of students have enrolled in these classes instead of standard classes. Ivy program student enrollment increased from 21,513 in the 2017 fiscal year to 22,763 in the 2018 fiscal year. In addition, the number of our learning centers increased from 29 as of February 28, 2017 to 38 as of February 28, 2018.

Cost of Revenue

Our total cost of revenue increased by 28.2 % from RMB85.3 million in the 2017 fiscal year to RMB109.4 million (US$17.3 million) in the 2018 fiscal year. This increase was primarily due to an increase in teachers’ compensation and rental costs for our learning centers. Our total number of teachers increased from 222 as of February 28, 2017 to 350 as of February 28, 2018, and the average salary of our teachers also increased. The rental, utilities and maintenance costs for our learning centers increased from RMB18.6 million in the 2017 fiscal year to RMB34.0 million (US$5.4 million) in the 2018 fiscal year in line with our expansion and the operations of more learning centers.

Gross Profit

As a result of the foregoing, our gross profit increased by 62.2% from RMB117.8 million in the 2017 fiscal year to RMB191.1 million (US$30.2 million) in the 2018 fiscal year. Our gross margin increased from 58.0% in the 2017 fiscal year to 63.6% in the 2018 fiscal year primarily due to (i) an increase in enrollment in classes with higher tuition fees in our portfolio of course offerings, (ii) more efficient faculty management and (iii) higher utilization of learning centers

Sales and Marketing Expenses

Our sales and marketing expenses increased by 191.1% from RMB12.6 million in the 2017 fiscal year to RMB36.6 million (US$5.8 million) in the 2018 fiscal year, primarily due to the RMB20 million (US$3.2milliion) expenses accrued for payment to ECNU that we made in the 2018 fiscal year as part of our RMB100.0 million funding commitment, and to a lesser extent, an increase in our marketing and business development headcount primarily related to promoting student enrollment. The salary for our sales and marketing personnel increased from RMB0.8 million in the 2017 fiscal year to RMB7.0 million (US$1.1 million) in the 2018 fiscal year. Promotional and advertising fees increased from RMB0.3 million in the 2017 fiscal year to RMB7.0 million (US$1.1 million) in the 2018 fiscal year.

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

Fair Value Change of Warrants

The fair value change of warrants we granted in 2015 was RMB28.5 million in the 2017 fiscal year. The change in the fair value of the warrants was primarily due to the increase in the valuation of our company. As the warrants were fully exercised in August 2016, did not recognize any fair value change of warrants in the 2018 fiscal year.

Income Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our income before income taxes and income from equity method investments increased from RMB37.3 million in the 2017 fiscal year to RMB68.3 (US$10.8 million) in the 2018 fiscal year.

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

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; and (ii) fair value change of warrants and (iii) fair value change of investments, excluding foreign currency translation adjustment. We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the change in fair value of warrants in the periods presented. As the warrants were fully exercised in August 2016, we do not expect to incur similar expenses in the future. For this reason, we believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

The table below sets forth a reconciliation of our net income (loss) to adjusted net income for the periods indicated:

	For the Year Ended February 28
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	17,339	41,844	(1,470)	(220)
Add: share-based compensation expenses (net of tax effect of nil)	3,363	23,470	32,247	4,819
Add: fair value change of warrants (net of tax effect of nil)	28,473	—	—	—
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	—	—	4,783	715
Adjusted net income (non-GAAP)	49,175	65,314	35,560	5,314

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28, 2017, 2018 and 2019, we had RMB231.0 million, RMB583.3 million and RMB439.6 million (US$65.7 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use and which have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiary and VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of our VIEs and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2019, total restricted net assets were RMB81.5 million (US$12.2 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended February 28
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	119,479	95,963	53,147	7,943
Net cash used in investing activities	(10,176)	(170,447)	(187,217)	(27,980)
Net cash provided by/(used in) financing activities	74,903	461,611	(561)	(85)
Effect of foreign exchange rate changes	4,434	(34,771)	22,542	3,370
Net increase/(decrease) in cash, cash equivalents and restricted cash	188,640	352,356	(112,089)	(16,752)
Cash, cash equivalents and restricted cash at beginning of the year	42,328	230,968	583,324	87,178
Cash, cash equivalents and restricted cash at end of the year	230,968	583,324	471,235	70,426

Operating Activities

Net cash provided by operating activities amounted to RMB53.1 million (US$7.9 million) in the 2019 fiscal year. It reflected the net loss of RMB1.5 million (US$0.2 million), primarily adjusted by share-based compensation of RMB32.2 million (US$4.8 million), depreciation of property and equipment of RMB14.5 million (US$2.2 million), and fair value change of investments of RMB4.8 million (US$0.7 million). Additional major factors affecting operating cash flows in the 2019 fiscal year primarily included an decrease in deferred revenue of RMB21.4 million (US$3.2 million), an increase in other receivables, deposits and other assets of RMB14.1 million (US$2.1 million), partially offset by an increase in accrued expenses and other current liabilities of RMB27.8 million (US$4.2 million), a decrease in amount due from related parties of RMB12.7 million (US$1.9 million).

Net cash provided by operating activities amounted to RMB96.0 million in the 2018 fiscal year. It reflected the net income of RMB41.8 million, adjusted by share-based compensation of RMB23.5 million and depreciation of RMB6.5 million. Additional major factors affecting operating cash flow in the 2018 fiscal year included (i) a decrease in amounts due from related parties of RMB32.9 million as Mr. Peiqing Tian, our Chairman and CEO, transferred the amount he held on our behalf to us, (ii) an increase in income tax payable of RMB7.5 million and (iii) an increase in deferred revenue in the amount of RMB5.3 million due to the increased amount of tuition received during the period, partially offset by a decrease in accrued expenses and other current liabilities in the amount of RMB8.3 million as a result of a decrease in other tax payable.

Net cash provided by operating activities amounted to RMB119.5 million in the 2017 fiscal year. It reflected the net income of RMB17.3 million, adjusted by the fair value change of the warrants of RMB28.5 million, share-based compensation of RMB3.4 million and depreciation of RMB1.8 million. Additional major factors affecting operating cash flow in the 2017 fiscal year included an increase in deferred revenue in the amount of RMB46.7 million due to the increased amount of tuition received during the period and an increase in accrued expenses and other current liabilities in the amount of RMB20.0 million as a result of the increased tax payable and our funding commitment to ECNU.
Investing Activities

Net cash used in investing activities amounted to RMB187.2 million (US$28.0 million) in the 2019 fiscal year. This was primarily attributable to the acquisition of business, net of cash acquired of RMB133.9 million (US$20.0 million) in connection with the purchase of new schools and businesses in the 2019 fiscal year, purchase of investments under fair value of RMB34.8 million (US$5.2 million) and purchase of property and equipment of RMB17.9 million (US$2.7 million) for the renovation of our new and existing learning centers.

Net cash used in investing activities amounted to RMB170.4 million in the 2018 fiscal year. This was primarily attributable to the purchase of long-term investment under fair value of RMB158.2 million in connection with our purchase of investment products offered by PIMCO and purchase of property and equipment of RMB23.1 million for the renovation of our new and existing learning centers and collection of loans to related parties of RMB16.7 million.

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

Financing Activities

Net cash used in financing activities amounted to RMB0.6 million (US$0.1 million) in the 2019 fiscal year. This was primarily attributable to the dividends paid of RMB3.7 million (USD$0.6 million) and offering cost of RMB0.8 million (US$0.1 million), partially offset by the contribution from non-controlling shareholders of subsidiaries of RMB3.7 million (US$0.6 million) and proceeds from related party loans of RMB0.2 million (US$0.03 million).

Net cash provided by financing activities amounted to RMB461.6 million in the 2018 fiscal year. This was primarily attributable to the proceeds from our initial public offering of RMB580.2 million, partially offset by dividends paid of RMB122.1 million.

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

Capital Expenditures

Our capital expenditures amounted to RMB6.7 million, RMB23.1 million and RMB18.2 million (US$2.7 million) in the 2017, 2018, 2019 fiscal year, respectively. In the past, our capital expenditures primarily consisted of renovation costs of our learning centers. As our business expands, we may continue to renovate our new and existing learning centers and office facilities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. In the 2019 fiscal years, Shanghai Fuxi received service fees of RMB34.6 million (US$5.2 million) from our VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our PRC subsidiary may receive service fees from our VIEs and we may rely on dividends from our PRC subsidiary for our cash needs in the future. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. Our VIEs and their affiliates in the PRC contributed all of our revenue in the year ended February 28, 2017, the year ended February 28, 2018 and the year ended February 28, 2019.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2019, 51.7% of our total assets were located in the PRC, 41.2% of our total assets were located in Cayman and 7.1% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIEs and their affiliates in the PRC for the periods indicated as a percentage of total assets:

	Assets
	As of February 28,
	2017	2018	2019
Our Company and our subsidiaries
Four Seasons Education Cayman	—	55.0%	41.2%
Four Seasons Education HK	37.2%	11.5%	7.1%
Shanghai Fuxi	—	1.8%	6.5%
Our variable interest entities	62.8%	31.7%	45.2%
Total assets	100.0%	100.0%	100.0%

*	The percentages given exclude inter-company transactions among Four Season Education (Cayman) Inc., its subsidiaries and its variable interest entities.

C.	Research and Development, Patents and Licenses, etc.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2019.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	265,072	39,615	59,272	102,281	67,829	35,690
Funding Commitments	55,000	8,220	25,000	30,000
Total	320,072	47,835	84,272	132,281	67,829	35,690

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	57	Chairman and Chief Executive Officer
Yi Zuo	44	Director and Chief Financial Officer
Shaoqing Jiang	45	Director
Zongwei Li	46	Independent Director
Dele Liu	51	Independent Director

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

Shaoqing Jiang has served as our director since April 2017. Mr. Jiang currently serves as the operational director of Chengwei Capital. He has over 10 years of experience in investments across the TMT, energy, semiconductor and environmental technologies sectors at Renaissance Environment Investment, Walden International, Cummings-Goldman Capital Partners and Chengwei Ventures. He received his MBA degree from Stern Business School of New York University in 2005 and his bachelor’s degree in English literature from Fudan University in 1997.

Zongwei Li has served as our independent director since November 2017. Mr. Li has served as a managing director of Sailing Capital, a private equity fund, from June 2014 to March 2019. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li is also currently an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a non-practicing certified member of China institute of Certified Public Accountants. His business address is 36/F, CITIC Plaza, 859 North Sichuan Road, Shanghai 200085, China.

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

Compensation of Directors and Executive Officers

For the year ended February 28, 2019, we paid an aggregate of RMB1.5 million (US$0.2 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 1,970,000 shares under the 2017 Plan.

On March 27, 2017, we granted options to purchase a total of 1,110,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting March 27, 2018, and will expire on March 26, 2027.

On July 3, 2018, we granted options to purchase a total of 860,000 ordinary shares to independent directors, executive officers and employees at a weighted average exercise price of US$5.89 per share. The options had a three or four-year vesting schedule starting July 3, 2019, and will expire on July 2, 2028.

On January 22, 2019, we modified the exercise price to US$4.6 for a total number of 460,000 share options previously granted to independent directors, executive officers and employees on July 3, 2018. All other terms of the share options granted remain unchanged.

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

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 28, 2019:

Functions	Number of Employees
Teachers	392
Learning center student services	267
General and administration	123
Sales, marketing and business development	46
Total	828

We had a total of 706 and 450 employees as of February 28, 2018 and February 28, 2017, respectively.

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

The calculations in the table below are based on 24,836,836 ordinary shares outstanding as of the date of this annual report, excluding 129,755 ordinary shares represented by the ADSs repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	10,245,456	41.1
Yi Zuo*(2)	547,349	2.2
Shaoqing Jiang	—	—
Zongwei Li	*	*
Dele Liu	*	*
All directors and executive officers as a group	10,827,805	43.6
Principal Shareholders:
Peiqing Tian(1)	10,162,123	40.9
Chengwei Capital HK Limited(3)	3,133,333	12.6
Jun Guo(4)	2,100,000	8.5
Crimson Capital Partners III, L.P.(5)	2,083,333	8.3

*	Beneficially owns less than 1% of our outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 24,836,836 which is the total number of ordinary shares outstanding as of the date of this annual report, excluding 129,755 ordinary shares represented by the ADSs repurchased by the Company, and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this annual report.

(1)

Consists of 9,791,667 ordinary shares held by Four Season Education Holdings Limited and 370,456 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 83,333 ordinary shares underlying options vested within 60 days after the date of this annual report held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.

(2)

Consists of 272,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company and 275,127 ordinary shares underlying options vested within 60 days after the date of this annual report held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.

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

(5)

Consists of 2,083,333 ordinary shares Crimson Capital Partners III, L.P. holds, including 444,444 ordinary shares in the form of 888,888 ADSs Crimson Capital Partners III, L.P. holds through Sandhill Investment Holding Limited, a wholly-owned entity of Crimson Capital Partners III, L.P. The natural person ultimately controlling Crimson Capital Partners III, L.P. is John-Paul Ho. The address of Crimson Capital Partners III, L.P. is c/o Walkers SPV Limited, P.O. Box 908GT, Grand Cayman, Cayman Islands.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of February 28, 2019, the number of our ordinary shares issued and outstanding was 24,066,033, including 5,763,255 of our ordinary shares were held as ADSs by the depositary for our ADSs and excluding 900,558 ordinary shares underlying unexercised options that are issued but deemed to be not outstanding and held by Deutsche Bank Trust Company Americas. Other than the depositary, we had no record shareholders in the United States as of February 28, 2019.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2019 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

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

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We purchase technological services for the establishment of our IT system infrastructure and the establishment of our practice problem set database from Shanghai Fuxi Network Co., Ltd., and agency services for employee travel activities from Shanghai Jiaxin Travel Agency, which are entities controlled by Mr. Peiqing Tian, our Chairman and CEO. For the 2017, 2018 and 2019 fiscal years, we entered into transactions of an aggregate of approximately RMB4.2 million, RMB4.5 million and RMB0.6 million (US$0.1 million), respectively, to purchase services from related parties. The amounts of transactions that we entered into with Shanghai Fuxi Network Co., Ltd. were approximately RMB3.6 million, RMB3.9 million and nil for the 2017, 2018 and 2019 fiscal years, respectively. The amounts of transactions that we entered into with Shanghai Jiaxin Travel Agency were approximately RMB0.6 million, RMB0.6 million and RMB0.6 million (US$0.1 million) for the 2017, 2018 and 2019 fiscal years, respectively.

Services Provided to Related Parties

We provide services to Shanghai Fuxi Network Co., Ltd., which is an entity controlled by Mr. Peiqing Tian, our Chairman and CEO. For the 2018 and 2019 fiscal years, we entered into transactions of an aggregate of approximately RMB5.5 million and RMB0.2 million (US$0.03 million) to provide staff outsourcing and services related to live course collaboration to Shanghai Fuxi Network Co., Ltd. in the 2018 and 2019 fiscal year, respectively.

We also provide service to Shanghai Zhendou Technology Co., Ltd., which is an entity we invested as equity method investment. For the 2019 fiscal years, we entered into transactions of an aggregate of approximately RMB0.05 million (US$0.01 million) to provide school operating services to Shanghai Zhendou Technology Co., Ltd.

Revenue Collected on Behalf of Us by Related Parties

For the 2017 and 2018 fiscal years, one entity controlled by Mr. Peiqing Tian, our Chairman and CEO, Shanghai Jiaxin Travel Agency, collected approximately RMB20,000 and RMB161,393, respectively, on behalf of our company.

Amounts Due from Related Parties

Amounts due from Shanghai Fuxi Network Co., Ltd. was RMB62,271 (US$9,306), which represents receivables in relation to services provided for live course collaboration.

Amounts due from Shanghai Zhendou Technology Co., Ltd. was RMB56,530 (US$8,448), which represents receivables in relation to school operation services.

Amounts Due to Related Parties

We have also borrowed loans that are non-interest bearing, unsecured, and due on demand from non-controlling interest shareholders, namely Mao Zhendong, Ju Yiming and Liu Wei. As of February 28, 2019, the amounts due to Mao Zhendong, Ju Yiming and Liu Wei were RMB0.3 million (US$0.05 million) and RMB90,000 (US$13,451) and RMB0.2 million (US$0.03 million), respectively.

We acquired 51% equity interests in Shanghai Fantasy Business Consulting Co., Ltd. and its subsidiary in September 2018 for a total consideration of RMB12.0 million, of which RMB5.4 million has not been paid as of February 28, 2019 and was recorded in amounts due to related parties.

We acquired 51% equity interest in Chongqing Jianzhi Education Information Consulting Co., Ltd. and its subsidiary for a total consideration of RMB8.0 million, of which RMB4.7 million has not been paid as of February 28, 2019 and was recorded in amounts due to related parties.

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

Dividend Policy

In January 2018, we declared dividends of US$20 million to holders of our ordinary shares of record as of February 1, 2018, which was paid in February and April 2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

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

In the first quarter of fiscal year 2019, we entered into an acquisition agreement to acquire 90% equity shares of Shanghai Wupin Education Consulting Service Co., Ltd. and its subsidiaries, which is a renowned early childhood education provider in Shanghai, to spearhead our efforts to penetrate into pre-school tutoring market.

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

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe we were a PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2019, and do not expect to be treated as a PFIC for our current taxable year ending February 28, 2020. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending February 28, 2020, or for any future taxable year or that the IRS will not take a contrary position.

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

As of February 28, 2019, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB471.2 million (US$70.4 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2019, would result in a decrease of US$7.0 million in cash, cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 1.9%, 1.8% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-220951), as amended, in relation to our initial public offering, which was declared effective by the SEC on November 7, 2017. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 9,608,738 ADSs, representing 4,804,369 ordinary shares, resulting in net proceeds to us of approximately US$89.5 million.

For the period from the effective date of the registration statement on Form F-1 to February 28, 2019, we have used US$21.0 million of our proceed from the offering, of which US$20.0 was paid in connection with our dividend paid in 2018 and US$1.0 million was used for working capital and other general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of February 28, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2019, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of February 28, 2019.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We believe we have remediated the material weaknesses disclosed in the Form 20-F for the year ended February 28, 2018. Our historical material weaknesses related to the lack of accounting personnel with requisite knowledge of U.S. GAAP and SEC financial reporting requirements, and lack of a formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented a number of remediation measures to address the abovementioned material weaknesses:

•	We have hired and plan to add more qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;
•	We have organized regular training for our accounting and reporting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements; and
•

We have developed comprehensive accounting policies and procedures manuals for our company and enhanced the monthly and quarterly closing process to standardize and accelerate the preparation of consolidated financial statements in accordance with U.S. GAAP and SEC financial reporting requirements.

Based on the evaluation we conducted, management has concluded that only those changes implemented by management above occurred during the period covered by this annual report on Form 20-F. Management believes the measures that have been implemented to remediate the material weakness have had a material impact on our internal control over financial reporting, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods.

In the course of auditing our consolidated financial statements for the year ended February 28, 2019, we and our independent registered public accounting firm identified no material weakness but two significant deficiencies in our internal control over financial reporting. We are in the process of implementing remediation measures to remediate the identified significant deficiencies.

However, we cannot assure you that we will remediate our significant deficiencies in a timely manner or will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-220951) filed with the SEC on October 13, 2018 and posted a copy of our code of business conduct and ethics on our website at www.sijiedu.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended February 28
	2017	2018	2019
	USD	USD	USD
	(in thousands)
Audit fees(1)	448	502	616
Tax fees(2)	—	24	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

Section 303A.08 of the New York Stock Exchange Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands exempted company, and there are no shareholder approval requirements for such matter. Pursuant to the exemption granted to foreign private issuers under Section 303A.00 of the New York Stock Exchange Listed Company Manual, we have followed our home country practice in lieu of the requirements of Sections 303A.08. In April 2018, we obtained approval from our board of directors to increase the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under our share incentive plans from 3,000,000 to 4,201,330. See “Item 6. Directors, Senior Management and Employees—B. Compensation—2017 Share Incentive Plan” for more information.

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
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr.  Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14*

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2019

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

Date: June 25, 2019

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”), its subsidiaries, variable interest entities and subsidiaries of variable interest entities (collectively referred to as the “Group”)  as of February 28, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended February 28, 2019, and the related notes listed in the Index (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 25, 2019 We have served as the Group's auditor since 2017.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 28, 2018	As of February 28, 2019
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		583,324	439,580	65,695
Accounts receivable and contract assets		5,686	811	121
Amounts due from related parties	13	—	119	18
Other receivables, deposits and other assets		6,015	22,517	3,365
Short-term investment under fair value		—	32,715	4,889
Total current assets		595,025	495,742	74,088
Restricted cash		—	31,655	4,731
Property and equipment, net	4	23,920	27,000	4,035
Intangible asset, net	5	—	43,897	6,560
Goodwill	6	557	149,775	22,384
Deferred tax assets	10	4,052	9,536	1,425
Equity method investment		—	219	33
Long-term investment under fair value		158,235	162,937	24,351
Rental deposits - non-current		10,493	11,293	1,688
Total non-current assets		197,257	436,312	65,207
TOTAL ASSETS		792,282	932,054	139,295

Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB390 and RMB10,719 as of February 28, 2018 and 2019, respectively)	13	390	10,719	1,602
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB23,033 and RMB50,953 as of February 28, 2018 and 2019, respectively)	7	29,221	56,566	8,454
Income tax payable (including income tax payable of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB10,603 and RMB3,659 as of February 28, 2018 and 2019, respectively)		14,622	9,065	1,355
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB90,101 and RMB87,870 as of February 28, 2018 and 2019, respectively)		90,101	87,870	13,132
Total current liabilities		134,334	164,220	24,543
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of nil and RMB10,903 as of February 28, 2018 and 2019, respectively)	10	—	10,903	1,629
Total non-current liabilities		—	10,903	1,629
TOTAL LIABILITIES		134,334	175,123	26,172

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of February 28, 2018	As of February 28, 2019
		RMB	RMB	USD
	Note			(Note 2)
Commitments and Contingencies	14	—	—	—

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 24,026,591 and 24,066,033 shares issued and outstanding as of February 28, 2018 and 2019, respectively)		15	15	2
Additional paid-in capital		679,829	711,668	106,359
Accumulated deficit		—	(601)	(90)
Accumulated other comprehensive (loss)/income		(28,309)	1,607	240
Shareholders’ equity		651,535	712,689	106,511
Non-controlling interests		6,413	44,242	6,612
Total equity		657,948	756,931	113,123
TOTAL LIABILITIES AND EQUITY		792,282	932,054	139,295

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

		2017	2018	2019
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	2(o)	203,188	300,533	335,643	50,162
Cost of revenue		(85,349)	(109,444)	(171,822)	(25,679)

Gross profit		117,839	191,089	163,821	24,483

General and administrative expenses		(42,071)	(92,932)	(128,906)	(19,265)
Sales and marketing expenses		(12,563)	(36,565)	(33,783)	(5,049)

Operating income		63,205	61,592	1,132	169
Subsidy income		579	2,432	4,150	620
Interest income, net		3,037	5,546	6,756	1,010
Other expenses, net		(1,089)	(1,302)	(3,311)	(495)
Fair value change of warrants		(28,473)	—	—	—

Income before income taxes and loss from equity method investments		37,259	68,268	8,727	1,304

Income tax expense	10	(19,804)	(26,424)	(10,116)	(1,512)
Loss from equity method investments		(116)	—	(81)	(12)

Net income (loss)		17,339	41,844	(1,470)	(220)
Net loss attributable to non-controlling interests		(327)	(2,529)	(869)	(130)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.		17,666	44,373	(601)	(90)
Net income (loss) per ordinary share:
- Basic	11	0.97	2.15	(0.02)	(0.00)
- Diluted	11	0.94	1.98	(0.02)	(0.00)

Weighted average shares used in calculating net income (loss) per ordinary share:
- Basic	11	14,000,000	17,057,056	24,053,492	24,053,492
- Diluted	11	14,470,129	18,524,644	24,053,492	24,053,492

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net income (loss)	17,339	41,844	(1,470)	(220)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	4,434	(34,771)	29,916	4,471
Comprehensive income	21,773	7,073	28,446	4,251
Less: Comprehensive loss attributable to non-controlling interests	(327)	(2,529)	(869)	(130)
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	22,100	9,602	29,315	4,381

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. Shareholders' Equity	Non- controlling interests	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1, 2016	14,000,000	9	4,942	(30,588)	2,028	(23,609)	488	(23,121)
Non-controlling interests capital injection	—	—	—	—	—	—	1,335	1,335
Acquisition of subsidiary	—	—	—	—	—	—	4,286	4,286
Share-based compensation	—	—	3,363	—	—	3,363	—	3,363
Net income (loss) for the year	—	—	—	17,666	—	17,666	(327)	17,339
Foreign currency translation adjustments	—	—	—	—	4,434	4,434	—	4,434
Balance at February 28, 2017	14,000,000	9	8,305	(12,922)	6,462	1,854	5,782	7,636
Non-controlling interests capital injection	—	—	—	—	—	—	3,160	3,160
Conversion of preferred shares into ordinary shares	5,222,222	3	163,804	—	—	163,807	—	163,807
Issuance of ordinary shares upon initial public offering ("IPO"), net of offering cost	4,804,369	3	578,568	—	—	578,571	—	578,571
Dividends declared			(94,318)	(31,451)		(125,769)		(125,769)
Share-based compensation	—	—	23,470	—	—	23,470	—	23,470
Net income (loss) for the year	—	—	—	44,373	—	44,373	(2,529)	41,844
Foreign currency translation adjustments	—	—	—	—	(34,771)	(34,771)	—	(34,771)
Balance at February 28, 2018	24,026,591	15	679,829	—	(28,309)	651,535	6,413	657,948
Offering cost	—	—	(847)	—	—	(847)	—	(847)
Acquisition of subsidiaries	—	—	—	—	—	—	35,015	35,015
Non-controlling interests capital injection	—	—	—	—	—	—	3,683	3,683
Option exercised	39,442	—	439	—	—	439	—	439
Share-based compensation	—	—	32,247	—	—	32,247	—	32,247
Net loss for the year	—	—	—	(601)	—	(601)	(869)	(1,470)
Foreign currency translation adjustments	—	—	—	—	29,916	29,916	—	29,916
Balance at February 28, 2019 in RMB	24,066,033	15	711,668	(601)	1,607	712,689	44,242	756,931
Balance at February 28, 2019 in USD(Note 2)	24,066,033	2	106,359	(90)	240	106,511	6,612	113,123

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net income (loss) for the year	17,339	41,844	(1,470)	(220)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	3,363	23,470	32,247	4,819
Depreciation of property and equipment	1,755	6,537	14,528	2,171
Loss of disposal of property and equipment	—	51	1,596	239
Amortization of intangible assets	—	—	3,435	513
Loss from equity method investments, net of taxes	116	—	81	12
Gain on disposal of equity method investments	(300)	—	—	—
Loss from goodwill impairment	—	—	557	83
Fair value change of warrants	28,473	—	—	—
Fair value change of investments	—	—	4,783	715
Changes in operating assets and liabilities and other, net:
Accounts receivable and contract assets	152	(5,463)	4,943	739
Amount due from related parties	2,569	32,944	12,746	1,905
Other receivables, deposits and other assets	(2,659)	1,567	(14,081)	(2,104)
Deferred income taxes	(530)	(3,034)	(6,334)	(947)
Rental deposits - non-current	(2,410)	(5,955)	(800)	(120)
Amounts due to related parties	420	(420)	—	—
Accrued expenses and other current liabilities	19,989	(8,288)	27,839	4,161
Income tax payable	4,460	7,452	(5,557)	(830)
Deferred revenue	46,742	5,258	(21,366)	(3,193)
Net cash provided by operating activities	119,479	95,963	53,147	7,943
Cash flows from investing activities
Purchases of property and equipment	(6,661)	(23,113)	(17,870)	(2,671)
Purchases of intangible assets	—	—	(322)	(48)
Acquisition of businesses, net of cash acquired	3,842	—	(133,902)	(20,012)
Prepayments to acquire subsidiaries	—	(1,300)	—	—
Payments to equity method investments	—	—	(300)	(45)
Purchase of investments under fair value	—	(158,235)	(34,823)	(5,204)
Proceeds from sale of investment in equity investee	300	—	—	—
Loans to related parties	(8,016)	(4,550)	—	—
Collection of loans to related parties	359	16,751	—	—
Net cash used in investing activities	(10,176)	(170,447)	(187,217)	(27,980)

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Contribution from non-controlling shareholders of subsidiaries	1,335	3,160	3,683	550
Proceeds from issuance of Series A-1 convertible redeemable preferred shares	73,568	—	—	—
Proceeds from initial public offering, net of offering cost paid of RMB14,445 in fiscal year 2018	—	580,153	—	—
Offering cost paid in fiscal year 2019	—	—	(847)	(127)
Proceeds from related parties loans	—	390	214	32
Net proceeds from options exercised	—	—	66	10
Dividends paid	—	(122,092)	(3,677)	(550)
Net cash provided by/(used in) financing activities	74,903	461,611	(561)	(85)
Effect of foreign exchange rate changes	4,434	(34,771)	22,542	3,370
Net increase/(decrease) in cash, cash equivalents and restricted cash	188,640	352,356	(112,089)	(16,752)
Cash, cash equivalents and restricted cash at beginning of the year	42,328	230,968	583,324	87,178
Cash, cash equivalents and restricted cash at end of the year	230,968	583,324	471,235	70,426
Supplemental disclosure of cash flow information:
Income taxes paid	15,790	21,987	22,010	3,289
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	—	145	984	147
Payables for business acquisitions	1,247	—	10,115	1,512
Dividends payable	—	3,677	—	—
Other payable related to cost of initial public offering	—	1,582	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Four Seasons Education (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on June 9, 2014. The Company, its subsidiaries, its consolidated Variable Interest Entities ("VIEs") and VIEs’ subsidiaries (collectively referred to as the "Group") are principally engaged in provision of after-school education services for kindergarten, elementary and middle school students in the People’s Republic of China (the "PRC"). The Group began the operations through Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”), which was founded in 2007 in the PRC by Mr. Tian, who has held more than 50% controlling interests since then.

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

As of February 28, 2019, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at February 28, 2019	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi") (1)	December 29, 2014	Shanghai	100%	Education and management consulting service
Variable interest entities:
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment")	March 13, 2007	Shanghai	100%	After-school tutoring
Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons")	March 12, 2014	Shanghai	100%	After-school tutoring
VIEs' subsidiaries:
Shanghai Tongfang Technology Further Education School ("Tongfang School")	May 16, 2013	Shanghai	100%	After-school tutoring
Taicang Four Seasons Education and Training Center ("Taicang School") (2)	August 1, 2015	Jiangsu	100%	Language education
Jiangxi Four Seasons Investment Management Co., Ltd. ("Jiangxi Investment")	September 16, 2015	Jiangxi	70%	After-school tutoring
Anhui Four Seasons Education Consulting Co., Ltd. ("Anhui Consulting")	August 1, 2016	Anhui	51%	After-school tutoring
Four Seasons Class Training Co., Ltd. ("Four Seasons Class")	September 1, 2016	Shanghai	100%	After-school tutoring
Taicang Four Seasons Education Technology Co., Ltd. ("Taicang Four Seasons")	November 4, 2016	Jiangsu	100%	After-school tutoring
Shanghai Shane Education Consulting Co., Ltd. ("Shane Education")	January 1, 2017	Shanghai	70%	Language education
Shanghai Shane English Training School ("Shane School")	January 1, 2017	Shanghai	70%	Language education
Shanghai Saxon English School ("Saxon School")	January 1, 2017	Shanghai	70%	Language education
Suzhou Four Seasons Education Technology Co., Ltd. ("Suzhou Four Seasons")	January 20, 2017	Jiangsu	70%	After-school tutoring
Shanghai Four Seasons Only Education Technology Co., Ltd. ("Four Seasons Only")	January 20, 2017	Shanghai	55%	Language education
Shanghai Jing'an Modern Art Culture Education School ("Modern Art School")	January 25, 2017	Shanghai	100%	After-school tutoring
Nanchang Honggutan New Area Four Seasons Training School (“Honggutan Four Seasons”)	March 15, 2017	Jiangxi	51%	After-school tutoring
Changzhou Fuxi Education Technology Co., Ltd. ("Changzhou Fuxi")	April 14, 2017	Jiangsu	70%	After-school tutoring
Wuxi Fuxi Education Consulting Co., Ltd. (“Wuxi Fuxi”)	June 21, 2017	Jiangsu	67%	After-school tutoring
Fujian Four Seasons Education Consulting Co., Ltd. ("Fujian Four Seasons")	December 3, 2017	Fujian	51%	After-school tutoring
Shanghai Wupin Education Consulting Services Co., Ltd. ("Wupin")	March 1, 2018	Shanghai	90%	Education consulting service
Shanghai Jing'an Yuancheng Education and Training Center ("Yuancheng Center")	March 1, 2018	Shanghai	90%	Early childhood tutoring
Shanghai Yuancheng Education and Training Co., Ltd. ("Yuancheng")	March 1, 2018	Shanghai	90%	Early childhood tutoring
Shenzhen Four Seasons Education and Training Co., Ltd. ("Shenzhen Four Seasons")	March 16, 2018	Guangdong	79%	After-school tutoring

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at February 28, 2019	Principal activities
VIEs' subsidiaries: - continued
Shanghai Juetai Technology Co., Ltd. ("Juetai")	April 24, 2018	Shanghai	100%	Management consulting service
Shanghai Four Seasons Education Research Institute ("Research Institute")	June 5, 2018	Shanghai	100%	Education research
Zhuji Four Seasons Training Center Co., Ltd. ("Zhuji Four Seasons")	June 12, 2018	Zhejiang	51%	After-school tutoring
Shanghai Jing'an Four Seasons Bridge Club ("Bridge Club")	June 21, 2018	Shanghai	100%	Bridge training
Siqiang (Shanghai) Consulting Management Co., Ltd. ("Siqiang")	July 27, 2018	Shanghai	90%	Management consulting service
Shenzhen Four Seasons Caina Education Technology Co., Ltd. ("Shenzhen Caina")	August 13, 2018	Guangdong	61%	After-school tutoring
Taijie Investment Management (Shanghai) Co., Ltd. ("Taijie")	August 28, 2018	Shanghai	70%	Education consulting service
Shanghai Fantasy Business Consulting Co., Ltd. ("Fantasy")	September 1, 2018	Shanghai	51%	Management consulting service
Shanghai Huangpu Fantasy Further Education School ("Fantasy School")	September 1, 2018	Shanghai	51%	Art education
Chongqing Jianzhi Education Information Consulting Co., Ltd. ("Chongqing Jianzhi")	September 1, 2018	Chongqing	51%	Education consulting service
Chongqing Jingzhan Math Training Center Co., Ltd. ("Chongqing School")	September 1, 2018	Chongqing	51%	After-school tutoring
Changzhou Tianning Four Seasons Training Center Co., Ltd. ("Changzhou Tianning")	September 29, 2018	Jiangsu	70%	After-school tutoring

(1)

Previously known as "Shanghai Fuxi Enterprise Management Consulting Co., Ltd." and the legal name of the subsidiary was changed to Shanghai Fuxi Information Technology Service Co., Ltd, effective from November 28, 2018.

(2)

Previously known as "Taicang Yinglian Yunlin Foreign Language Training Center" and the legal name of the subsidiary was changed to Taicang Four Seasons Education and Training Center, effective from May 8, 2018.

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

The VIEs Arrangement

The Company consolidates Four Seasons Investment, Shanghai Four Seasons and their subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. PRC laws and regulations currently require foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high-quality education outside China. The Company is not an educational institution and does not provide education services. Therefore, the Company conduct the operation through the VIEs. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s total net revenue.

The Company, through its wholly owned subsidiary in China, Shanghai Fuxi Information Technology Service Co., Ltd, (the “WOFE”) has entered into the following contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

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

	As at
	February 28,	February 28,
	2018	2019
	RMB	RMB	USD
ASSETS
Total current assets	212,468	149,274	22,309
Total non-current assets	38,697	272,277	40,692
TOTAL ASSETS	251,165	421,551	63,001

LIABILITIES
Total current liabilities	124,127	153,201	22,896
Total non-current liabilities	—	10,903	1,629
TOTAL LIABILITIES	124,127	164,104	24,525

	Year Ended
	February28,	February28,	February28,
	2017	2018	2019
	RMB	RMB	RMB	USD
Total revenue	203,188	300,533	335,643	50,162
Operating income	63,439	79,863	24,929	3,726
Net income	45,802	63,489	25,834	3,861
Net cash provided by operating activities	120,804	88,619	119,185	17,812
Net cash used in investing activities	(10,176)	(11,812)	(151,373)	(22,623)
Net cash provided by financing activities	—	3,550	3,897	582

The VIEs contributed 100%, 100% and 100% of the Group's consolidated revenue for three years ended February 28, 2017, 2018 and 2019. As of February 28, 2018 and 2019, the VIEs accounted for an aggregate of 31.7% and 45.2% respectively, of the audited consolidated total assets, and 92.4% and 93.7% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents and investments under fair value.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of useful lives of long-lived assets, valuation of ordinary shares and warrants, realization of deferred tax assets, impairment assessment of long-lived assets, valuation of share-based compensation and goodwill, fair value assessment of investments and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Group has investments measured at fair value on a recurring basis at the end of each reporting period and classified as level 2 fair value measurements (see Note 2(j)). Various inputs for the investment valuation, including time value, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures, substantially are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group had warrants that was required to be measured at fair value on a recurring basis at the end of each reporting period and were classified as level 3 fair value measurements due to significant unobservable inputs involved. Change in fair value and inputs in the valuations are disclosed in Note 12.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets, amounts due from related parties, other receivables, deposits, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and affiliates incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB202,911 and RMB161,444(US$24,128) as of February 28, 2018 and 2019, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended February 28, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.6912, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2019, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value.

(i) Restricted cash

The Group's restricted cash represents deposits restricted as to withdrawal or use under government regulations. Restricted cash is classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities.

(j) Investments under fair value

The Group's investments under fair value pertain to a short-term investment in a mutual fund certificate with a maturity date of November 4, 2019 and long-term investment in a fund-linked note with a maturity date of March 12, 2020. The investment returns are linked to the performance of those publicly traded funds. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term and long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other (income)/expense, net in the consolidated statements of operations. For the year ended February 28, 2018, the fair value change was immaterial as the long-term investment was newly purchased in the end of February 2018. Loss on fair value changes of RMB 4,783(US$715) was recorded in the consolidated statements of operations for the year ended February 28, 2019.

(k) Property and equipment, net

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

(l) Business Combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. Alternatively, the excess of the (i) the fair value of the identifiable net assets of the acquire over (ii) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree is recorded as a gain on bargain purchase. Business combinations occurred during the year ended February 28, 2019 are disclosed in Note 3.

(m) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is reviewed at least annually for impairment (February 28 or 29 for the Group). The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. The Group identified four reporting units for the year ended February 28, 2019. In the evaluation of goodwill for impairment, the Group may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

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

Based on the results of annual goodwill impairment tests, the Group recognized nil, nil and RMB557(US$83) impairment loss on goodwill during the years ended February 28, 2017, 2018 and 2019.

Acquired intangible assets other than goodwill consist of trade name, student base and customer relationship, school cooperation agreements and non-compete agreement which are carried at cost, less accumulated amortization and impairment. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. The amortization periods by intangible asset classes are as follows:

Trade name	10 - 20 years
Student base and customer relationship	3 - 9 years
School cooperation agreements	5 years
Non-compete agreements	3 years
Software	5 years

The Group did not recognize any impairment loss on intangible asset during the years ended February 28, 2017, 2018 and 2019.

(n) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended February 28, 2017, 2018 and 2019.

(o) Revenue recognition

As of March 1, 2018, the Group adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (“Topic 606”) and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of March 1, 2018. Results for reporting periods beginning on March 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

The Group derives substantially all of its revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students through standard, ivy and special programs, in which revenue is recognized proportionately over time as the tutoring sessions are delivered. The Group recognizes application fees and material fees charged at a point in time, of which the amounts are insignificant for the year ended February 28, 2019 and are included in standard and ivy programs below.

Disaggregation of Revenue

The following tables represent disaggregation of Group's revenue from contracts with customers by main education programs for the years ended February 28, 2017, 2018 and 2019. The Group’s revenue is reported net of value added taxes and surcharges.

	For the year ended
	February 28	February 28	February 28
	2017	2018	2019
	RMB	RMB	RMB	USD
Standard programs	162,227	201,876	255,147	38,132
Ivy programs	33,784	70,458	75,142	11,230
Special programs and others	8,804	29,663	6,785	1,014
Less: sales tax	1,627	1,464	1,431	214
Total	203,188	300,533	335,643	50,162

Standard programs The Group offer expertly designed courses for students of different aptitude levels for each elementary school grade level as well as kindergarten and middle school. Standard program courses are typically offered in regular-sized or small-sized classes on a weekly basis, with class time of two to three hours.

Ivy programs Ivy programs offer customized, small-sized classes for specific student needs such as individualized and in-depth topic review and training for math-oriented conceptual thinking. Students and parents can tailor course parameters such as difficulty of content, pace and class size.

Special programs Special programs include short-term, intensive workshops, courses delivered to K-12 schools as well as specific interest-oriented classes offered for schools.

Others Other revenue comprises mainly of the provision of staff outsourcing and training services.

Each contract of the abovementioned programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable considerations in the contracts with customers, except that the Group offers certain refunds for the standard and ivy programs. These refunds are offered for any unattended classes to students who decide to withdraw from a course. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group has not experienced significant refunds in the past or in the current year.

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the school course delivery and staff outsourcing and training services performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were RMB105 and RMB106(US$16) as of February 28, 2018 and 2019, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the year ended February 28, 2019, RMB90,101 of revenue is recognized from the beginning balance of contract liabilities as of March 1, 2018. As of February 28, 2019, the contract liabilities was RMB87,870(US$13,132). The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

Practical expedients and exemptions

The Group has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Group elects the portfolio approach in applying the new revenue guidance.

The Group has elected to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The Group has elected to apply the invoice practical expedient to recognize revenue in the amount to which the Group has a right to invoice, given the Group has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Group's services completed to date.

(p) Cost of revenue

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

(q) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing (see disclosure on funding commitment in Note 14). The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 28, 2017, 2018 and 2019, the advertising expenses were RMB10,302, RMB27,033 and RMB26,317(US$3,933), respectively.

(r) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB579, RMB2,432 and RMB4,150(US$620) for the years ended February 28, 2017, 2018 and 2019, respectively.

(s) Income taxes

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

(t) Employee benefits

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

(u) Share-based compensation

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

(v) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

(w) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) included net income and foreign currency translation adjustments.

(x) Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in cost of revenue and operating expenses in the consolidated statements of operations.

(y) Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Group's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share in income for the period, whereas the net loss for the period is allocated to ordinary shares only because the preferred shares do not have contractual obligations to share in loss of the Group.

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

(z) Recent accounting pronouncements adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). The Group adopted ASU 2014-09 and its related amendments (collectively known as ASC 606) effective on March 1, 2018 using the modified retrospective method. See Note 2(o) for the required disclosures related to adoption of this standard and updated accounting policy related to revenue recognition.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Group on March 1, 2018. As a result of the adoption of the ASU as of February 28, 2019, the Group has changed its presentation to combine restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business". The purpose of amendments is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The Group adopted this ASU on March 1, 2018 and the adoption did not have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group adopted this ASU on March 1, 2018, and the adoption did not have a material impact on its consolidated financial statements.

(aa) Recent accounting pronouncements not yet adopted

In February 2016, FASB issued ASU 2016-02 related to leases which requires lessees to recognize a lease liability and a right-to-use asset on the balance sheet for all leases, except certain short-term leases. Under the new guidance, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018,.Early application is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provided an optional transition method to apply the new lease requirements through a cumulative-effect adjustments in the period of adoption. The Group expects to adopt ASU 2016-02 beginning March 1, 2019 using the modified retrospective method and will not restate comparative periods, as permitted by the standard. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. As of February 28, 2019, the Group has RMB265,072 (US$39,615) of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (Note 14). The Group is in the process of completing its evaluation of the effect of the adoption of this ASU and expects the adoption will result in an increase in right-of-use assets and lease liabilities and an insignificant impact on the consolidated statements of operations and cash flows.

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

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value". ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group is in the process of evaluating the impact of the ASU on its consolidated financial statements.

3.	BUSINESS COMBINATION

Business combinations in fiscal year 2017:

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

The above acquisitions were not significant to the Group’s consolidated results of operations, therefore, pro forma results of the operations related to above business acquisitions have not been presented. The revenue and earnings from Shane Education and Modern Art School in the Group’s consolidated statement of operations since the respective acquisition date for the year ended February 28, 2017 were not material.

Business combinations in fiscal year 2019:

Acquisition of Wupin Education

The Group acquired 90% equity interest in Shanghai Wupin Education Consulting Service Co., Ltd. and its subsidiaries (collectively "Wupin Education") on March 1, 2018, for a total consideration of RMB128,880, which has been paid in full as of February 28, 2019. The acquiree operates six learning centers under the brand name of "Wupin" in Shanghai. The acquisition of 90% equity interest of Wupin Education was using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on an independent appraiser's valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. The excess of the total consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not tax deductible. The results of the acquiree's operations have been included in the consolidated financial statements since the date of acquisition. The allocation of purchase price as of the date of the acquisition is summarized as below:

	RMB	Amortization period
Cash, cash equivalents and restricted cash	2,822
Other current assets	13,091
Property and equipment, net	1,160
Intangible assets:
Trade name	33,400	20 years
Customer relationship	2,000	3 years
Non-compete agreement	230	3 years
Goodwill	114,613
Deferred revenue	(12,865)
Other current liabilities	(864)
Deferred tax liabilities	(8,908)
Non-controlling interest	(15,799)
Total	128,880

The following summary of unaudited pro forma result of operations for the year ended February 28, 2018 and 2019 presented with the assumption that the acquisition had occurred as of March 1, 2017. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisition occurred as of March 1, 2017, nor are they indicative of future operating results.

	For the years ended February 28,
	2018	2019
	RMB	RMB
Pro forma net revenue	307,790	335,643
Pro forma net (loss)/income	41,172	(1,470)

Revenue and net income of the acquiree included in the consolidated statements of operations for the year ended February 28, 2019 were RMB26,263 and RMB4,238, respectively.

The Group recognized RMB2,038 of transaction costs for the acquisition which were included in general and administrative expenses in the year ended February 28, 2019.

Acquisition of Fantasy

The Group acquired 51% equity interests of Shanghai Fantasy Business Consulting Co., Ltd. and its subsidiary ("Fantasy") on September 1, 2018, for a total consideration of RMB12,000, of which RMB5,400 has not been paid as of February 28, 2019 and was recorded in amounts due to related parties in the consolidated balance sheets (see Note 13). The acquisition was using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on an independent appraiser's valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. The excess of the total consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not tax deductible. The results of the acquiree's operations have been included in the consolidated financial statements since the date of acquisition. The allocation of purchase price as of the date of the acquisition is summarized as below:

	RMB	Amortization period
Cash, cash equivalents and restricted cash	2,924
Other current assets	123
Property and equipment, net	58
Intangible assets
Trade name	4,000	10 years
Student base	2,200	3.5 years
School cooperation agreements	1,000	5 years
Goodwill	18,141
Deferred revenue	(1,659)
Other current liabilities	(1,458)
Deferred tax liabilities	(1,800)
Non-controlling interest	(11,529)
Total	12,000

Revenue and net income of the acquiree included in the consolidated statements of operations for the year ended February 28, 2019 were RMB7,660 and RMB1,806, respectively.

The transaction cost for the acquisition of Fantasy was immaterial.

Other acquisitions

On September 1, 2018, the Group acquired 51% equity interest of Chongqing Jianzhi Education Information Consulting Service Co., Ltd. and its subsidiary ("Chongqing Jianzhi"), for a total consideration of RMB8,000, of which RMB4,715 has not been paid as of February 28, 2019 and was recorded in amounts due to related parties in the consolidated balance sheets (see Note 13). The intangible assets, goodwill and non-controlling interests acquired from the acquisition were RMB980, RMB14,072 and RMB7,686, respectively.

On July 1, 2018, the Group executed a business acquisition agreement with Shanghai Zhixun Education Equipment Co., Ltd. and its shareholder to acquire the ownership of its after-school tutoring business in Nanxiang learning center (“Nanxiang”), for a total cash consideration of RMB5,350 which was paid in full as of February 28, 2019. The goodwill and intangible asset (customer relationship) acquired from the acquisition were RMB2,950 and RMB3,200, respectively.

Revenue and net income of Chongqing Jianzhi and Nanxiang included in the consolidated statements of operations for the year ended February 28, 2019 were RMB7,598 and RMB1,611, respectively.

The transaction cost for the acquisitions of Chongqing Jianzhi and Nanxiang was immaterial.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at
	February 28, 2018	February 28, 2019
	RMB	RMB	USD
Leasehold improvement	20,034	36,817	5,502
Motor vehicles	1,203	2,593	388
Electronic equipment	1,622	3,792	567
Office equipment & furniture	6,746	7,301	1,091
Construction in progress	4,058	90	13
Total	33,663	50,593	7,561
Less: accumulated depreciation	9,743	23,593	3,526
Property and equipment, net	23,920	27,000	4,035

For the years ended February 28, 2017, 2018 and 2019, depreciation expenses were RMB1,755, RMB6,537 and RMB14,528(US$2,171) respectively.

5.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As at
	February 28, 2018	February 28, 2019
	RMB	RMB	USD
Trade name	—	37,400	5,589
Student base and customer relationship	—	7,940	1,187
School cooperation agreements	—	1,000	149
Non-compete agreements	—	670	100
Purchased software	—	322	48
Total	—	47,332	7,073
Less: accumulated amortization	—	3,435	513
Intangible assets, net	—	43,897	6,560

For the years ended February 28. 2017, February 28, 2018 and 2019, amortization expenses were nil, nil and RMB3,435(US$513), respectively.

As of February 28, 2019, estimated amortization expense of the existing intangible assets for each of the next five years is RMB4,329, RMB4,329, RMB3,512, RMB2,810 and RMB2,553, respectively.

6.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2018 and 2019 consisted of the following:

	As at
	February 28, 2018	February 28, 2019
	RMB	RMB	USD
Beginning balance	557	557	83
Additions (Note 3)	—	149,775	22,384
Impairment	—	(557)	(83)
Total	557	149,775	22,384

During the years ended February 28, 2017 and 2018, the Group did not record any impairment charges related to goodwill. During the year ended February 28, 2019, goodwill was allocated to the following reporting units: Shane Education, Wupin Education, Fantasy and Four Seasons Education, which were defined upon the similar economic characteristics of operations within the operating segment, including the brands and contents of tutoring services provided, type of customer and separate management within these businesses. The Group performed its goodwill impairment testing and determined there was an impairment of the goodwill associated with Shane Education. As a result, the goodwill balance of RMB557 was written off.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at
	February 28, 2018	February 28, 2019
	RMB	RMB	USD
Accrued employee payroll and welfare benefits	7,321	11,623	1,737
Payable for funding commitments (1)	5,000	25,000	3,736
Deposits received from network partners	2,400	100	15
Other taxes payable (2)	2,517	2,668	399
Professional service fee payable	3,528	3,329	498
Dividends payable	3,677	—	—
Rental payable	—	3,283	491
Refund liabilities	—	2,718	406
Others	4,778	7,845	1,172
Total	29,221	56,566	8,454

(1)

As of February 28, 2018 and 2019, RMB5,000 and RMB25,000 (US$3,736) have been accrued as marketing expenses, respectively, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose. Detail commitment schedule refer to Note 14.

(2)	Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

8.	SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the year ended
	February 28, 2017	February 28, 2018	February 28, 2019
	RMB	RMB	RMB	USD
General and administrative expenses	2,178	21,367	30,159	4,507
Sales and marketing expenses	1,185	2,103	2,088	312
Total share-based compensation	3,363	23,470	32,247	4,819

Share Options:

In June 2015, The Company’s shareholders adopted a share incentive plan ("2015 Option Plan"). In March 2017, The Company’s shareholders adopted another share incentive plan ("2017 Option Plan"). The Company’s shareholders have authorized the issuance of up to 4,201,330 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the 2015 Option Plan and 2017 Option Plan, or the awards.

On July 1, 2015, July 1, 2016 and March 27, 2017, the Company granted options to acquire 1,175,000, 330,000 and 1,110,000 ordinary shares at the weighted average grant date fair value of RMB4.81 per share, RMB35.46 per share and RMB75.39 per share, respectively to employees of the Company pursuant to the incentive plans. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

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

On July 3, 2018, the Company granted 860,000 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB41.00 per share. These share options vest ratably at each grant date anniversary over a vesting period, ranging from three to four years.

On January 22, 2019, the Company modified the exercise price to US$4.6 for a total number of 460,000 share options previously granted to independent directors, executive officers and employees on July 3, 2018. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB3,967, of which RMB127 was recognized as compensation expenses during the year ended February 28, 2019. The remaining RMB3,840 will be amortized over the remaining vesting period of the modified options.

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted during the year ended February 28, 2019 with reference to the closing price of the Company on the measurement dates.

	As at
	July 3,	January 22,
	2018	2019
Average risk-free rate of interest	2.8%	2.6%
Estimated volatility rate	47.4%	48.2%
Dividend yield	0%	0%
Expected term	2.2 years	2.2 years

A summary of the aggregate option activity and information regarding options outstanding as of February 28, 2019 is as follows:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding on March 1, 2017	1,505	10.79	8.64	111,788
Granted	1,110	10.32	10.00
Forfeited	(15)	10.67	7.92
Expired	—	—	—
Exercised	—	—	—
Options outstanding on February 28, 2018	2,600	10.59	8.26	234,833
Granted	860	21.53	10.00
Forfeited	(20)	11.21	8.25
Expired	—	—	—
Exercised	(39)	10.76	7.64
Options outstanding on February 28, 2019	3,401	13.35	7.80	43,870
Options vested or expected to vest on February 28, 2019	3,440	13.32	7.79	44,458
Options exercisable on February 28, 2019	1,263	10.65	6.88	18,843

For years ended February 28, 2017, 2018 and 2019, the Group recognized share-based compensation expense of RMB3,363, RMB23,470 and RMB32,247(US$4,819), respectively. As of February 28, 2019, there was RMB79,472(US$11,877) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 2.37 years.

9.	DIVIDENDS

On January 16, 2018, the Company’s Board of Directors declared a cash dividend of US$0.83 per ordinary share (US$0.42 per ADS) in an aggregate amount of US$20,000 to shareholders of record as of February 1, 2018, of which RMB122,092 was paid in February 2018, and the remaining was paid in April 2018.

10.	INCOME TAXES

Income tax expenses consist of the following:

	For the year ended
	February 28, 2017	February 28, 2018	February 28, 2019
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	20,334	29,458	16,450	2,458
Deferred income tax expense:
PRC	(530)	(3,034)	(6,334)	(946)
Total income tax expense	19,804	26,424	10,116	1,512

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Four Seasons Education (Hong Kong) Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2017, 2018 and 2019.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the following exceptions.

According to the approval obtained during the year ended February 28, 2019. Shanghai Fuxi applied and was qualified as "Software Enterprise" and therefore it was entitled to an exemption from EIT for calendar year 2017. As a result, previously accrued income tax expense of RMB4,671(US$698) was reversed in the year ended February 28, 2019. The statutory income tax rate of 25% was applied by Shanghai Fuxi from calendar year 2018. Certain entities within the Group are qualified as small low-profit enterprises and were entitled to preferential 50% taxable income, and the enterprise income tax is calculated and paid at the 20% tax rate for the year ended February 28, 2019.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at
	February 28, 2018	February 28, 2019
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	2,164	4,056	606
Advertising expenses	—	3,652	546
Rental	1,733	1,976	295
Accrued expenses	1,250	1,250	187
Property and equipment, net	115	201	30
Less: valuation allowance	(1,210)	(1,599)	(239)
Total deferred tax assets	4,052	9,536	1,425

Deferred tax liabilities:
Intangible assets	—	10,903	1,629
Total deferred tax liabilities	—	10,903	1,629

As of February 28, 2019 tax loss carry-forward amounted to RMB 24,933(US$3,726), and would expire from calendar year 2021 to 2024, respectively. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 1,599(US$239) had been established as of February 28, 2019, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2018, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs that are available for distribution was RMB47,344, RMB106,240 and RMB115,139(US$17,208) as of February 28, 2017, 2018 and 2019, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2019.

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

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 28, 2017, 2018 and 2019 are as follows:

	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	15%	13%	95%
Additional tax deduction	(6%)	—	—
Effect of preferential tax rate	—	—	(32%)
Effect of different tax rate of subsidiary operation in other jurisdiction	19%	(1%)	23%
Effect of valuation allowance	—	2%	5%
Effective tax rate	53%	39%	116%

11.	EARNINGS (LOSS) PER SHARE

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

The following table sets forth the computation of basic and diluted net income (loss) per share attribute to ordinary shareholders:

	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019
	RMB	RMB	RMB	USD
Net income (loss) attributable to ordinary shareholders	17,666	44,373	(601)	(90)
Less: Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	4,058	7,768	—	—
Net income (loss) attributable to ordinary shareholders-basic and diluted	13,608	36,605	(601)	(90)
Weighted average number of ordinary shares outstanding-basic	14,000,000	17,057,056	24,053,492	24,053,492
Plus: share options	470,129	1,467,588	—	—
Weighted average number of ordinary shares outstanding-diluted	14,470,129	18,524,644	24,053,492	24,053,492
Basic net income (loss) per share	0.97	2.15	(0.02)	(0.004)
Diluted net income (loss) per share	0.94	1.98	(0.02)	(0.004)

Diluted earnings per share were computed using the if-converted method as it is more dilutive than the two-class method. On November 8, 2017, all the redeemable convertible preferred shares have been converted to ordinary shares. These ordinary shares were included in the denominator in the computation of basic and diluted earnings per share for the years ended on February 28, 2018 and 2019. As of February 28, 2017, 2018 and 2019, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019
Convertible redeemable preferred shares	5,222,222	—	—
Share options	330,000	—	3,400,559

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

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

The following is a reconciliation of the beginning and ending balances of the warrants:

Warrants
Balance as of March 1, 2016	39,592
Fair value change	28,473
Exercised by holders to purchase Series A-1 Preferred Shares	(68,065)
Balance as of February 28, 2017, 2018 and 2019	—

The fair value of these warrants was estimated on the basis of the Binomial option pricing model with the following assumptions:

	Issuance as at February 17,	As at February 29,	Exercise as at August 19,
	2015	2016	2016
Expected volatility	44%	42%	36%
Risk-free interest rate	0.5%	0.5%	0.2%
Expected dividend	—	—	—
Expected term	1.5 years	0.5 years	—

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

All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group's IPO on November 8, 2017.

The following is the roll forward of the carrying amounts of Preferred Shares for the years ended February 28, 2017 and 2018:

	Series A Preferred Shares	Series A-1 Preferred Shares
Balance as of March 1, 2016	22,174	—
Issuance of Preferred Shares:
- Fair value of warrants at exercise date	—	68,065
- Proceeds from exercise of warrants	—	73,568
Accretion to redemption value	—	—
Balance as of February 28, 2017	22,174	141,633
Conversion to ordinary shares upon IPO	(22,174)	(141,633)
Accretion to redemption value	—	—
Balance as of February 28, 2018	—	—

13.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Shanghai Fuxi Network Co.， Ltd.	Entities controlled by Tian Peiqing, Chairman of the Group
Shanghai Jiaxin Travel Agency	Entities controlled by Tian Peiqing, Chairman of the Group
Shanghai Zhendou Technology Co., Ltd.	Equity method investee of the Group
Mao Zhendong	Non-controlling interests shareholder of Suzhou Four Seasons, a subsidiary of a VIE of the Company
Ju Yiming	Non-controlling interests shareholder of Changzhou Fuxi, a subsidiary of a VIE of the Company
Liu Wei	Non-controlling interests shareholder of Shenzhen Four Seasons, a subsidiary of a VIE of the Company
Gao Kaozhen	Non-controlling interests shareholder of Fantasy, a newly acquired subsidiary
Li Huarong	Non-controlling interests shareholder of Chongqing Jianzhi, a newly acquired subsidiary
Huang Zhijian	Non-controlling interests shareholder of Chongqing Jianzhi, a newly acquired subsidiary
Zhang Xianmin	Non-controlling interests shareholder of Chongqing Jianzhi, a newly acquired subsidiary

The Group entered into the following transactions with its related parties:

	For the year ended
	February 28	February 28	February 28
	2017	2018	2019
	RMB	RMB	RMB	USD
Purchases of services provided by other entities controlled by Mr. Tian are as below
Shanghai Fuxi Network Co., Ltd.	3,613	3,884	—	—
Shanghai Jiaxin Travel Agency	608	579	610	91
Total	4,221	4,463	610	91

Services provided to other entities controlled by Mr. Tian is as below
Shanghai Fuxi Network Co., Ltd.	—	5,472	225	34
Shanghai Zhendou Technology Co., Ltd.	—	—	53	8
Total	—	5,472	278	42

	For the year ended
	February 28	February 28	February 28
	2017	2018	2019
	RMB	RMB	RMB	USD
Revenue collected on behalf of the Group by other entities controlled by Mr. Tian are as below
Shanghai Jiaxin Travel Agency	20	161	—	—
Total	20	161	—	—

The following tables present amounts due from and to related parties as of February 28, 2018 and 2019:

	As at February 28
	2018	2019
	RMB	RMB	USD
Amounts due from related parties
Shanghai Fuxi Network Co., Ltd. (1)	—	62	9
Shanghai Zhendou Technology Co., Ltd. (2)	—	57	9
Total	—	119	18

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amount due from Shanghai Fuxi Network Co., Ltd. represents the receivable from providing services related to live courses collaboration.
(2)	The amount due from Shanghai Zhendou Technology Co., Ltd. represents receivable from providing school operating services.

	As at February 28
	2018	2019
	RMB	RMB	USD
Amounts due to related parties
Mao Zhendong (1)	300	300	45
Ju Yiming (1)	90	90	13
Liu Wei (1)	—	214	32
Gao Kaozhen (2)	—	5,400	807
Li Huarong (3)	—	1,575	235
Huang Zhijian (3)	—	1,570	235
Zhang Xianmin (3)	—	1,570	235
Total	390	10,719	1,602

(1)

As of February 28, 2019, amounts due to Mao Zhengdong, Ju Yiming and Liu Wei represent the loan borrowed from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

(2)	The amount due to Gao Kaozhen represents consideration payable for the acquisition of Fantasy (Note 3).
(3)	The amounts due to Li Huarong, Huang Zhijian and Zhang Xianmin represent consideration payable for the acquisition of Chongqing Jianzhi (Note 3).
14.	COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain learning centers and office premises under operating leases. The term of each lease agreement varies and may contain renewal options. Rental payments under operating leases are charged to cost of revenue or operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended February 28, 2017, 2018 and 2019 were RMB20,355, RMB42,349 and RMB60,995(US$9,116), respectively.

Future rental commitments under operating leases as of February 28, 2019 were as follows:

	RMB	USD
Year ending of February 28 or 29:
2020	59,272	8,858
2021	53,810	8,042
2022	48,471	7,244
2023	42,259	6,316
2024	25,570	3,821
Thereafter	35,690	5,334
Total	265,072	39,615

Funding Commitments

The Group entered into an agreement with Shanghai East Normal University Education Development Fund (“Fund”) in 2016 to provide a funding commitment of RMB100,000 to set up a special fund for mathematics education studies purpose. The funding is to be provided in five tranches in a five-year period. The Group recognizes the funding commitment as marketing expenses on a straight-line basis over the five years and the amount accrued as of February 28, 2019 was RMB20,000 (US$2,989).The first and second tranches of RMB 10,000 and RMB15,000 were paid in April and December 2017, respectively, and the third tranche of RMB20,000 has been subsequently paid in April, 2019. The planned schedule for the remaining two tranches is as follows:

	RMB	USD
Year ending of February 29 or 28:
2020	25,000	3,736
2021	30,000	4,484
Total	55,000	8,220

Contingencies regarding lack of certain required permits and licenses

A number of learning centers do not possess required fire permits, educational permits or business licenses. The Group is in the process of obtaining the required permits and licenses, and do not believe any fines or penalties due to such noncompliance is probable as of February 28, 2019, neither can the amount or range of potential unfavorable outcomes be reasonably estimated.

15.	SEGMENT INFORMATION

The Group's chief operating decision maker, who has been identified as the Chairman of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenue for the years ended February 28, 2017, 2018 and 2019 were generated from the PRC. As of February 28, 2018 and 2019, all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

16.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB5,533, RMB12,972 and RMB16,799(US$2,511) for the years ended February 28, 2017, 2018 and 2019, respectively.

17.	RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2017, 2018 and 2019, the total of restricted net assets were RMB29,243, RMB62,540 and RMB81,539 (US$12,186), respectively.

18.	SUBSEQUENT EVENTS

On April 15, 2019, the Group announced that its Board of Directors authorized a share repurchase program under which the Group can purchase up to US$15 million worth of American depositary shares representing ordinary shares over the next 12 months ("2019 Repurchase Program"). Pursuant to the program, share purchases will be made by the Group from time to time through the open market and in privately negotiated transactions at prevailing market prices, depending on the market conditions and other considerations. The 2019 Repurchase Program will be funded with available working capital, existing cash balances or future cash provided by operating activities.