Form 20-F
period 2020-02-29
Four Seasons Education (Cayman) Inc.
filed 2020-06-24
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2020.

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

Yi Zuo, Chief Executive Officer

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

23,131,195 ordinary shares, par value US$0.0001 per share, as of February 29, 2020

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires:

•	“Four Seasons,” “we,” “us,” “our company” and “our” refer to Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company, and its subsidiaries, its VIEs and its VIEs’ affiliated entities;
•	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
•

“variable interest entities” or “VIEs” refer to Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as we have effective control over, and are the primary beneficiary of these companies; and “affiliated entities” refer to our VIEs, the VIEs’ branches and direct and indirect subsidiaries, and the VIEs’ affiliated entities that registered as private non-enterprise institutions under the PRC laws;

•	“attrition rate” refers to the number of teachers who left our company during a certain period divided by the average of the number of teachers at the beginning and the end of the period;
•

“gross billings” refer to the total amount of cash received for the sale of courses in a specific period, net of the total amount of refunds in such period but inclusive of sales tax and value-added tax, or VAT;

•	“K-12” refers to the three years before the first grade through the last year of high school;
•

“student enrollment” refers to the cumulative total number of courses enrolled in and paid for by our students during a certain period, including multiple courses enrolled in and paid for by the same student;

•	“learning center” refers to the physical establishment of an education facility at a specific geographic location, directly owned and operated by one of our VIEs or their affiliated entities;
•	“tier 1 cities” refer to the four most developed cities in the China, namely Beijing, Shanghai, Shenzhen and Guangzhou;
•

“the 2018 fiscal year” refers to the fiscal year ended February 28, 2018, “the 2019 fiscal year” refers to the fiscal year ended February 28, 2019 and “the 2020 fiscal year” refers to the fiscal year ended February 29, 2020;

•	“ADSs” refer to our American depositary shares, each two of which represents one ordinary share;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
•	“RMB” and “Renminbi” refers to the legal currency of China; and
•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28 or 29, 2019 and 2020 and our audited consolidated statements of operations, statements of comprehensive income (loss), statements of cash flows and statements of changes in shareholders’ equity for the years ended February 28 or 29, 2018, 2019 and 2020.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and our VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.9906 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 28, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Statistical data in these publications also include projections based on a number of assumptions. If one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended February 28 or 29, 2018, 2019 and 2020 and selected consolidated balance sheet data as of February  28 or 29, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended February 28 or 29, 2016 and 2017 and our consolidated balance sheet data as of February 28 or 29, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended February 28 or 29
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue	93,801	203,188	300,533	335,643	389,049	55,653
Cost of revenue	(54,986)	(85,349)	(109,444)	(171,822)	(200,933)	(28,743)
Gross profit	38,815	117,839	191,089	163,821	188,116	26,910
Operating expenses
General and administrative expenses	(27,725)	(42,071)	(92,932)	(128,349)	(139,370)	(19,937)
Sales and marketing expenses	(4,827)	(12,563)	(36,565)	(33,783)	(34,367)	(4,916)
Impairment loss on intangible assets and goodwill	—	—	—	(557)	(145,416)	(20,802)
Operating income (loss)	6,263	63,205	61,592	1,132	(131,037)	(18,745)
Subsidy income	299	579	2,432	4,150	9,572	1,369
Interest income, net	1,094	3,037	5,546	6,756	5,229	748
Other income (expenses), net	(1,953)	(1,089)	(1,302)	(3,311)	11,080	1,585
Fair value change of warrants	(31,766)	(28,473)	—	—	—	—
Income(loss) before income taxes and loss from equity method investments	(26,063)	37,259	68,268	8,727	(105,156)	(15,043)
Income tax expense	(4,841)	(19,804)	(26,424)	(10,116)	(4,189)	(599)
Loss from equity method investments	(184)	(116)	—	(81)	(224)	(32)
Net income (loss)	(31,088)	17,339	41,844	(1,470)	(109,569)	(15,674)
Net loss attributable to non-controlling interests	(112)	(327)	(2,529)	(869)	(76)	(11)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666	44,373	(601)	(109,493)	(15,663)
Net income (loss) per ordinary share:
Basic	(2.21)	0.97	2.15	(0.02)	(4.63)	(0.66)
Diluted	(2.21)	0.94	1.98	(0.02)	(4.63)	(0.66)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	14,000,000	14,000,000	17,057,056	24,053,492	23,668,916	23,668,916
Diluted	14,000,000	14,470,129	18,524,644	24,053,492	23,668,916	23,668,916
Net income (loss)	(31,088)	17,339	41,844	(1,470)	(109,569)	(15,674)
Foreign currency translation adjustments	1,967	4,434	(34,771)	29,916	24,484	3,502
Comprehensive income (loss)	(29,121)	21,773	7,073	28,446	(85,085)	(12,172)
Less: Comprehensive loss attributable to non-controlling interests	(112)	(327)	(2,529)	(869)	(76)	(11)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	(29,009)	22,100	9,602	29,315	(85,009)	(12,161)

	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data(1):
Cash and cash equivalents	42,328	230,968	583,424	439,580	404,652	57,885
Total current assets	85,872	282,618	595,025	495,742	616,218	88,148
Total assets	90,952	296,126	792,282	932,054	1,037,616	148,428
Total current liabilities	52,307	124,683	134,334	164,220	213,018	30,470
Total liabilities	91,899	124,683	134,334	175,123	362,664	51,877
Total equity	(23,121)	7,636	657,948	756,931	674,952	96,551

(1)

On March 1, 2019, we adopted Topic 842 on accounting for leases using the modified retrospective transition approach. The adoption has a material impact on the consolidated balance sheet for the year ended February 29, 2020, without adjusting the comparative periods presented.

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; (ii) fair value change of investments, excluding foreign currency translation adjustment and (iii) impairment loss on intangible assets and goodwill (net of tax effect). We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income.

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

The table below sets forth a reconciliation of our net income (loss) to adjusted net income for the periods indicated:

	For the Year Ended February 28 or 29
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	41,844	(1,470)	(109,569)	(15,674)
Add: share-based compensation expenses (net of tax effect of nil)	23,470	32,247	30,859	4,414
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	—	4,783	(11,134)	(1,593)
Add: impairment loss on intangible assets and goodwill (net of tax effect 7,701 for the year ended Feb. 29, 2020)	—	557	137,715	19,700
Adjusted net income (non-GAAP)	65,314	36,117	47,871	6,847

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to continue to attract students to enroll in our education programs, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our education programs. Therefore, our ability to continue to attract students and increase our student enrollment is critical to the continued success and growth of our business. This ability in turn depends on several factors, including our ability to develop new programs and courses and enhance our existing ones to respond to changes in market trends and student demand, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high quality educational content and respond effectively to competitive pressure. If we are unable to continue to attract students to enroll in our programs, our revenue may decline, which may have a material adverse effect on our business prospects, financial condition and results of operations. Since the COVID-19 outbreak in China starting from late 2019, the enrollment of students in our programs has been materially and adversely affected due to the temporary closure of our schools and learning centers as mandatorily required by the PRC government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects, we cannot guarantee that our online courses can satisfy all our students or attract new students, nor be as effective as our offline courses. See “—The recent global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

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

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities. As of the date of this annual report, seven of our 53 fully operational learning centers did not possess the educational permit or business license that they require, representing 10.7% of our revenue in the 2020 fiscal year. We are currently in the process of obtaining educational permits and business licenses or fire safety permits required in order to qualify for educational permits or a business licenses for all of such learning centers. See “Item 4. Information on the Company — B. Business Overview — Regulations” for further details on the licensing requirements applicable to our learning centers.

Under the amended Private Education Law, schools that will operate for profit must obtain an educational permit before obtaining a business license. In addition, fire safety regulations and other relevant regulations require each learning center to obtain a fire safety permit before applying for an educational permit. See “—One of our learning centers is not in compliance with fire safety regulations.” If we are unable to obtain a fire safety permit or an educational permit, we will be unable to obtain a business license for our currently unlicensed learning centers. In addition, if we do not obtain all of the required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

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

The recent global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.

The recent outbreak of COVID-19 has spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our business partners, customers and employees. This global outbreak has also caused volatilities in and damage to the global financial markets. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition.

In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings and postponed resumption of business operations. In such unusual circumstances, our offline business has been significantly affected due to the temporary closure of our schools and learning centers as mandatorily required by the PRC government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects, we cannot guarantee that our online courses can satisfy all our students or attract new students, nor be as effective as our offline courses.

In addition, we have taken a series of measures in response to the outbreak to protect our employees, students and teachers in reopened learning centers, including, among others, temporary closure of our offices, remote working arrangements and procurement of masks, hand sanitizers and other protective equipment for our employees, which reduced the capacity and efficiency of our operations and increased our operating expenses. Our business operation could also be disrupted if any of our employees are suspected of having contracted COVID-19, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

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

Currently we have ten schools that have entered into service agreements with Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi. The sponsor of one of these schools has elected to require reasonable returns, while the sponsors of the other schools have not. According to the relevant service agreements between these ten schools and Shanghai Fuxi, a significant portion of any profits earned by these schools will be paid to Shanghai Fuxi as service fees. As advised by Fangda Partners, our PRC counsel, our right to receive the service fees from our schools under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations, and therefore does not contravene any PRC laws and regulations. However, if the relevant PRC government authorities take a different view, for example, if the local authorities view some of these schools as non-profit schools and such service fees as “operating profits” taken by the sponsors, the authorities may find these private schools and their respective sponsors in violation of PRC laws and regulations. The authorities may seek to confiscate any or all of the service fees that have been paid by these schools to Shanghai Fuxi, or even revoke the educational permits of these schools, which may materially and adversely affect our business and financial results.

Failure to effectively and efficiently manage the expansion of our learning center network may materially and adversely affect our ability to capitalize on new business opportunities.

We have grown rapidly in the past few years, expanding our network from 10 learning centers in Shanghai as of February 28, 2015 to 53 learning centers in 11 cities in China as of February 29, 2020. We will continue to further establish our presence in existing markets, expand our operations into new markets and make efforts to increase the utilization rates of both our existing and new learning centers. However, we may not succeed in executing our growth strategies or be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

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

The Standing Committee of the National People’s Congress amended the Private Education Law on November 7, 2016 and December 29, 2018, and the amended Private Education Law became effective on December 29, 2018. According to the amended Private Education Law, private schools for after school tutoring can be established as for-profit private schools or non-profit private schools at the election of the school sponsors. In addition, if a school established before the promulgation of the amended Private Education Law took on September 1, 2017 chooses to become for-profit, it needs to first assess its assets, identify property ownership, pay relevant taxes and duties and then re-apply for registration before such school can continue with its operations. See “Item 4. Information on the company — B. Business Overview — Regulations — Regulations Relating to Private Education.” We expect that the amended Private Education Law, accompanied with its relevant implementation rules and regulations may bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones. However, the specific measures on when and how existing schools can choose to be a for-profit school remains unclear. In the meantime, any implementation rules and regulations that tighten the supervision of our business operation, such as student recruitment and tuition fees, may also have material adverse effects on our business and results of operations. However, as of the date of this annual report, the implementing rules for the amended Private Education Law or the relevant local regulations have not been published to the public. It remains uncertain how the amended law will be interpreted and implemented, and impact our business operations. In addition, the local government authorities in the cities where we operate our business might implement different local rules, and we may incur unexpected expenses to comply with such local rules.

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

In July 2019, the Ministry of Education, together with other five PRC authorities, jointly promulgated the Implementation Opinions on the Regulation of Extracurricular Online Training, which reinstates the filing requirement of extracurricular online training institution and provides that the education authorities at provincial level should review the application documents submitted by extracurricular online training institutions, approve the filing applications submitted by qualified training institutions, and disclose qualified training institutions to the public. The filing information include ICP filings, approvals and licenses, personal information protection system, network security protection measures, introduction of courses, education plans, basic information of teachers, teacher qualification certificates, etc. In case of any change of the filing information, the extracurricular online training institution shall make filing of such updated information. In February, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules for Filings of Extracurricular Online Training in Shanghai (the “Rules”), which came into effect on April 1, 2020. According to the Rules, extracurricular online training institutions shall submit filing documents through Shanghai Training Institutions Online Management Platform, and institutions shall be added into “Whitelist”, “Greylist” or “Blacklist” depends on the accuracy and completeness of filing materials and whether institutions comply with relevant laws and regulations according to the filing materials. As of the date of this annual report, we are in the process of filing and we are unable to predict the time of completion and results of filing.

In addition, in May 2020, the General Office of Ministry of Education issued the Notice on Negative List of Excessive and Advanced Training in Six Subjects of Compulsory Education (Trial) (the “Notice”). According to the Notice, after-school education institutions are prohibited from providing excessive and advanced training relating to six subjects, including Chinese, Math, English, Physics, Chemistry and Biology, for students in primary school and middle school. For example, the difficulties of education contents provided by after-school education institutions shall not exceed the difficulties of contents in textbooks used in corresponding compulsory education classes and the after-school education targeting students in primary schools shall not include contents to be taught in middle schools, and the after-school education targeting students in middle schools shall not include contents to be taught in high schools.

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

We derived 91.6% of our gross billings in the fiscal year of 2020 from our operations in Shanghai and we expect our services in Shanghai to continue to generate the majority of our gross billings for the foreseeable future. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region or the learning centers located in this region. Any material adverse social, economic, regulatory or political development, any changes in the local education laws and regulations, or any natural disaster or epidemic affecting this region could negatively affect the demand for and/or our ability to provide after-school education services. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Under the PRC education system, school admissions rely heavily on entrance examination results. Students in most cases are required to take entrance exams for admission to high school, and their performance in those exams is critical to their educational career and future employment prospects. In addition, although exams are not required for entering middle schools, most middle schools still use entrance exam results as a key factor in evaluating students’ academic performance and many schools administer their own assessment tests to evaluate prospective students. It is therefore common for students to take after-school classes to improve test performance, and the success of our business to a large extent depends on the continued use of entrance exam tests by schools in their admissions. However, such heavy emphasis on exam scores may decline or fall out of favor with educational institutions or education authorities in the PRC. For example, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. Instead, high schools in Yunnan have started to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits private competitions in elementary and middle schools. Besides, education authorities in Jiangxi Province published the Suggestions on Implementation of Examination Enrollment System Reform in Senior High Schools (Trial) on April 4, 2018, which aims to adopt a new mode of admission for high schools based on a combination of middle school academic level test results and the comprehensive quality evaluation results around 2020. In November 2018, education authorities in Jiangsu Province prohibited compulsory education schools, including public schools and private schools with government public resources, from holding written examinations or interviews in any form related to admission. In March 2020, education authorities in Shanghai issued the Opinion on Implementation of Enrollment in Compulsory Education School in 2020. According to this opinion, compulsory education schools in Shanghai, including public schools and private schools, are prohibited from admitting students on the basis of or with reference to students’ performances in various examinations, competitions, training or certificates. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, entrance exams and assessment tests at all grade levels in the PRC constantly undergo changes and development in terms of subject and skill focus, question type and format. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

In addition, outstanding performance in domestic and international math competitions may substantially boost a student’s chance of admission into top high schools by serving as evidence of excellence in academics and extracurricular activities, supplementing standardized entrance examination scores, or in certain circumstances qualify students for an exam-free admission into top schools. Any change in the admission policies or criteria that decreases the weight of math competition performance in the admission process as adopted by schools or mandated by government regulations may take away incentives for parents to enroll their children in our programs, materially and adversely affecting our business, results of operations and financial condition. For instance, pursuant to the Notice of Shanghai Municipal Education Commission on Strengthening the Administration of Prohibiting to Treat Various Competition Prizes as Basis for Admission by Compulsory Education Schools in the School Year of 2016 issued by Shanghai Municipal Education Commission in November 2016, certificates and prizes obtained from competitions such as Olympic math competitions and English level tests must not be treated as basis for admission by compulsory education stage schools. Furthermore, pursuant to the Management Measures of National Competitions for Elementary and Secondary School Students (Trial) issued by Ministry of Education in September 2018, competitions cannot be held for compulsory education in principle, and results of competitions must not be used as the basis for admission by elementary and middle schools.

One of our learning centers is not in compliance with fire safety regulations.

Each school must obtain a fire safety permit in order to qualify for an educational permit or a business license. As of the date of this annual report, one of our learning centers has not obtained the fire safety permit, accounting for 0.05% of our revenue in the 2020 fiscal year. We are in the process of obtaining the outstanding fire safety permit. However, if we are unable to obtain the fire safety permit as required, we may not be able to obtain an educational permit or a business license for this learning center, we may be subject to fines and we may be unable to continue operations at this learning center which could adversely affect our business and results of operations. See “Item 4. Information on the company — B. Business Overview — Regulations” for further details on the fire safety regulations applicable to our learning centers.

According to PRC laws and regulations, venues for children’s activities cannot be located above the third floor of a building. As of the date of this annual report, nine of our 53 learning centers in operation were located above the third floor of a building. These nine learning centers represented 16.1% of our revenue in the 2020 fiscal year. If these learning centers are inspected, we may be subject to fines and we may be unable to continue operations at them, which could materially and adversely affect our business and results of operations.

The majority of the lease agreements for our learning centers that are located above the third floor of a building have durations of between two and ten years. Moving learning centers that are located above the third floor of a building in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs, in addition to the costs of relocation, renovation and decoration, and it may disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our education services to students.

Our faculty is critical to maintaining the quality of our education and services and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements, not only in Shanghai, where we currently operate a majority of our learning centers, but even more so in other parts of the PRC. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ all of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. Although our attrition rate of our teachers was relatively low at 12.6%, 17.0% and 14.6% in the 2018, 2019 and 2020 fiscal year, respectively, we may not be able to maintain this attrition rate as we expand our operations. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decline in the quality of our teachers’ classroom performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

We have offered after-school education services since 2010, and have experienced significant growth in terms of learning centers, operations and revenue. Our revenue increased from RMB300.5 million in the 2018 fiscal year to RMB335.6 million in the 2019 fiscal year, and further to RMB389.0 million (US$55.7 million) in the 2020 fiscal year. Our net income was RMB41.8 million in the 2018 fiscal year. However, we recorded net loss of RMB1.5 million in the 2019 fiscal year and RMB109.6 million (US$15.7 million) in the 2020 fiscal year. In addition, we have been making continuous efforts to expand our course offerings, launching our Ivy programs and kindergarten programs in 2015 as well as our middle school programs in 2017. We are also expanding our learning center network to cities other than Shanghai and have established 12 learning centers outside of Shanghai since 2015. However, any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the after-school education service industry in the PRC, changes in spending on after-school education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. We anticipate that our cost of revenue and operating expenses will increase in the foreseeable future as we continue to grow our business, maintain and increase our student enrollment, retain, engage and train our teachers and offer new and attractive courses and increase our course fees. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Furthermore, our financial performance is also subject to other risks and uncertainties, including but not limited to laws, regulations and policies in China. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our business has experienced significant growth in recent years. We launched our kindergarten programs in 2015 and our middle school programs in 2017. The number of our learning centers has also grown from 10 learning centers as of February 28, 2015 to 53 learning centers as of February 29, 2020. We plan to leverage our educational content, understanding of the math education market and scalable business model through collaboration with other education institutions and partners to continue growing our business. Our future success depends, in part, on our growth and expansion efforts. We expect to encounter challenges to our existing content development, faculty, technology and capital resources in such expansion. Our planned expansion will also place significant pressure on us to maintain our teaching quality and consistency of our service standards, controls and policies. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, administrative and management personnel. We may not be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations. Our failure to effectively and efficiently manage our growth and expansion may materially and adversely affect our financial condition and results of operations.

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

Our student enrollment may decrease due to this competition. Some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the Internet and advances in Internet and computer related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing after-school education services. As a result, our competitors may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenue and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

Our Ivy programs may compete with our standard programs.

We are constantly developing new programs and services to meet changes in student demands, testing materials, admission standards, market trends and technologies. In particular, we expanded our course offerings with personalized programs of various difficulties and grade levels to cater to our students’ specific needs. We started our elementary school Ivy programs in 2015 and launched our middle school Ivy program in 2017. In the 2018 fiscal year, 2019 fiscal year and the 2020 fiscal year, the student enrollment for our Ivy programs was 22,763, 33,899 and 61,933, respectively. As our Ivy programs grow rapidly, they may compete with our standard programs or render obsolete some of our existing programs without increasing our total student enrollment. If we are unable to increase our total student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

We may face risks and uncertainties with respect to the licensing requirements for Internet information service, Internet audio-video programs and our mobile app. Failure to comply with these requirements may materially adversely affect our business and results of operations.

Regulation on value-added telecommunications services, or VATS, in China is strict and has been developing, while the interpretation and enforcement of relevant laws and regulations has been and continues to be uncertain. Pursuant to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service”, or an ICP License. According to the Classified Catalog of Telecommunications Service (2015 Version), or the 2016 MIIT Catalog, which was promulgated in 2015 and further amended on June 6, 2019, “information service” was defined as “the information service provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice. Since we provide online courses that charge users through our mobile app, we may be required to obtain an ICP License.

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

We have acquired additional learning centers and other education businesses and may continue to do so in the future. If we are unable to successfully integrate the acquired businesses, our business and operating results may be harmed. We may be unable to identify appropriate acquisition targets. If we do identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, the businesses and learning centers we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. For example, we recorded the impairment of goodwill of RMB114.6 million (US$16.4 million) and intangible assets of RMB30.8 million (US$4.4 million) generated from acquisition of Shanghai Wupin Education Consulting Service Co., Ltd. and its subsidiaries. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Failure to control rental costs or obtain leases at desired locations at reasonable prices could materially and adversely affect our business.

All of our learning centers, study tour centers and our headquarters are on leased premises. Our lease terms generally range from one to 15 years. We may not be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our offices and service and learning centers as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

Labor costs in the PRC have increased with the PRC’s economic development, particularly in the large cities, such as Shanghai, where a majority of our learning centers are currently located. According to the National Bureau of Statistics of China, the average wage of private education institution employees in urban cities in China increased at a CAGR of 9.8% nationwide between 2010 and 2018, and 11.8% in Shanghai during that same period. We expect that our labor costs, including wages and various statutory employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our programs, our profitability and results of operations may be materially and adversely affected.

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

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered 13 of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our students. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns such as terrorism, war or social instability affecting the PRC, and particularly Shanghai. If any of these occurs, our learning centers and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such events. In addition, any of these could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations. For example, the outbreak of COVID-19 starting from late 2019 has had a significant impact on our business operations. See “The recent global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, holders of our outstanding options were entitled to purchase a total of 3,490,109 ordinary shares. As a result, we incurred share-based compensation expense of RMB30.9 million (US$4.4 million) in the 2020 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of auditing our consolidated financial statements as of February 29, 2020, we and our independent registered public accounting firm identified no material weakness but two significant deficiencies in our internal control over financial reporting. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting — Internal Control over Financial Reporting.” We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law (the “2019 FIL”), which became effective from January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

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

To utilize the proceeds of the initial public offering in the manner described in “Use of Proceeds” in the registration statement, we currently have plans for using 25% of the proceeds in China. As an offshore holding company of our PRC subsidiaries and affiliated entities, we are permitted under PRC laws and regulations to provide funding to Shanghai Fuxi, our wholly-owned PRC subsidiary, through loans or capital contributions, and to our VIEs and the subsidiaries of the VIEs through loans. However, such uses are subject to PRC regulations and approvals. For example:

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB224.4 million (US$32.1 million) to Shanghai Fuxi and an estimated maximum of approximately RMB474.6 million (US$67.9 million) to our VIEs and the subsidiaries of our VIEs.

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

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continued to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenged faced by the U.S. regulators in their oversight or financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as the New York Stock Exchange of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase US regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Further, in May 2020, the U.S. Senate unanimously passed the Holding Foreign Companies Accountable Act, which includes requirements similar to those in the EQUITABLE Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restriction imposed by non-U.S. authorities. It is unclear if these proposed legislations would be enacted. Furthermore, there has been recent media reports on deliberation were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 29, 2020 was 23,131,195. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 29, 2020, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 29, 2020. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 29, 2020, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and we conduct the majority of our operations in China.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying dispute. In addition, as a company primarily operating in China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors.  For example, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and material relating to securities business activities to overseas parties.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders and limited remedies than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the New York Stock Exchange. Shareholders of exempted companies in the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. We currently follow and intent to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of New York Stock Exchange that a listed company must have (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; and (iii) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

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

We began our operations in March 2007, when our Chairman, Mr. Peiqing Tian, founded Shanghai Four Seasons Education Investment Management Co., Ltd. in Shanghai. In 2010, we established our first learning center providing after-school math education services to elementary school students. With the growth of our business and in order to facilitate international capital investment in our company, we incorporated Four Seasons Education (Cayman) Inc., or Four Seasons Education Cayman, to become our offshore holding company under the laws of the Cayman Islands in June 2014. Further, in June 2014, Four Seasons Education Cayman established a wholly-owned subsidiary in Hong Kong, namely Four Seasons Education (Hong Kong) Limited, or Four Seasons Education HK. Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, was then incorporated in December 2014 as a wholly-owned subsidiary of Four Seasons Education HK. As of February 29, 2020, we had established a network consisting of 53 learning centers in China.

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

We started our business initially focusing on math education for elementary school students in Shanghai. We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 53 learning centers in eleven cities in China as of February 29, 2020.

Shanghai is one of the most important markets in China for after-school education. The strong demand for high quality education in Shanghai has attracted almost all of the leading national after-school education service providers. Following our success in Shanghai, we have started to expand our operations to other cities in China. As of today, we operate 12 learning centers in 10 cities outside of Shanghai.

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

In addition to the course offerings that target improving students’ academic performance, we are hosting a series of interest-oriented classes and activities to further promote student engagement. Based on our strong math teaching capabilities and resources, we introduced our featured classes for logic-based games such as Bridge, Sudoku and Rubik’s Cube which gained great popularity. We now deliver Bridge classes at 20 of our learning centers and have formed Four Seasons Education training teams in 2018 and 2019 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help students’ logical thinking, intellectual and aesthetic development.

We finished the 2020 fiscal year with many achievements despite changes in regulatory requirements in the fast-evolving education industry and relatively weak performance of new learning centers during the ramp-up period. Our revenue increased by 15.9% from RMB335.6 million in the 2019 fiscal year to RMB389.0 million (US$55.7 million) in the 2020 fiscal year. In the 2020 fiscal year, we recorded a net loss of RMB109.6 million (US$15.7 million), compared with the net loss of RMB1.5 million in the 2019 fiscal year. Our adjusted net income, which excludes share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect) was RMB47.9 million (US$6.8 million) in the 2020 fiscal year, compared with RMB36.1million in the 2019 fiscal year. For a detailed description of adjusted net income, please see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures.”

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

Our academic-related course offerings are divided into elementary school programs, middle school and kindergarten programs. Elementary school programs currently account for a significant majority of our students. We offer three types of programs for elementary school students and middle school students: standard programs, Ivy programs and special programs. Additionally, we offer courses in various subjects for each grade level, while our kindergarten programs offer courses in critical thinking and Chinese language. Besides, we offer art classes to students of all grade levels.

Elementary School Programs

We offer courses for math and other subjects for our elementary school programs. We offer courses with various class sizes and we also offer special programs to address the needs of our students. While we focus on providing quality math education, we started offering Chinese and English language courses for elementary school students in 2016, with the objective of diversifying our course offerings and further leveraging our student base. In the 2017 winter term, we offered Chinese courses for first to fifth grade students and English courses for first grade students. The courses have been welcomed by students and parents, and in the 2020 fiscal year, our elementary program language courses had student enrollment of 28,463.

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

Ivy Programs

Since each student has specific educational needs that may not be addressed by our standard programs, we launched our Ivy program in 2015 to offer customized courses to our students. Envisioned to provide a customizable supplement or alternative to our standard program, the Ivy program has become increasingly popular with parents and students for its flexibility. In the 2020 fiscal year, Ivy program student enrollment was 61,993, of which 76.2% came from students who had formerly taken our standard program classes.

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

Special Programs

Our special programs mainly include courses delivered to K-12 schools and short-term, intensive workshops.

Middle School and Kindergarten Programs

Middle School Programs

Spurred by the strong market demand, we built on our experience in elementary school education and expanded our course offerings to the middle school level. We initially offered experimental courses for middle school mathematics, physics and chemistry, and formally launched our official middle school program covering all mandatory school subjects in 2017. Unlike our elementary school programs, which place more emphasis on elevating students’ math capabilities, our middle school programs focus on improving students’ performance in schoolwork and preparing them for the high school admissions exam. Student enrollment in our middle school programs has reached 24,010 in the 2020 fiscal year.

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

Cooperation with Other Learning Centers

We cooperate with a small number of other after-school learning centers in an effort to reach students in broader geographic areas. In such cases, we deliver our courses to students under our brand name and with our own teachers and educational content, and pay a service fee to the operators of such learning centers. As of the date of this annual report, students who take our courses at these learning centers pay their tuition fees directly to us. The operators are responsible for program promotion, classroom maintenance and other general operational services and we cooperate with two such other learning centers.

K-12 School Course Delivery

Recognizing the effectiveness of our education, 61 well-known K-12 schools in Shanghai have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, our Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

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

Our educational content employs a large number of carefully selected questions. In 2016, we initiated a practice problem set database project and started to systematically collect and compile practice questions. In addition, we have finished the majority of the course development work for our math lab program. Our self-test system has also been upgraded with an enriched question library and well-tagged categorization. Based on the increasingly comprehensive dataset, our evaluation system will be able to automatically generate bespoke sets of test questions, helping students develop a comprehensive understanding of certain areas of knowledge according to the individual’s scholastic aptitude. As of February 29, 2020, we have developed a sizable problem set database with approximately 499,319 questions. We have also developed content that focuses on cultivating our students’ interest in mathematics. For example, our Wisdom in Mathematics course, designed for kindergarten and lower level elementary school students and incorporating a large number of math games, has been well-received by our students.

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

We design our curriculum and most of our educational content through our in-house efforts. Our educational content development team consists of 89 members experienced in course design, all of whom are also our teachers. Led by our consultant team of over 11 senior, experienced educators, our educational content development team constantly consults top-tier domestic and international mathematics competitions for the latest questions and trends, and is also responsible for writing and compiling our publications.

Our Learning Centers

We established our first learning center in Shanghai in 2010. We currently operate 41 learning centers in Shanghai and 12 in other cities.

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

We opened our first learning center outside of Shanghai in Suzhou, Jiangsu Province, in November 2015. Currently, we operate four learning centers in four cities in Jiangsu Province, one in Nanchang, Jiangxi Province, one in Fuzhou, Fujian Province, one in Bengbu, Anhui Province, two in Shenzhen, Guangdong Province, one in Shaoxing, Zhejiang Province and two in Chongqing. We directly operate three learning centers outside of Shanghai, and, with us being the controlling shareholder, cooperate with local business partners in the operation of the other nine. In most cases of such cooperation, we are responsible for the program and course design, educational content development and faculty training, while our business partners are responsible for marketing, student recruitment and compliance with local regulations. We also send experienced teachers to newly developed learning centers outside of Shanghai in their initial operation stages, typically for three to six months, to assist in daily operations and coordination with our headquarters.

Certain of our learning centers do not possess the required educational permits and business licenses. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business— Certain of our learning centers do not possess the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.” To address this situation, we have been in the process of obtaining educational permits and business licenses or fire safety permits required in order to qualify for educational permits or  business licenses, and we have achieved substantial progress in obtaining required fire safety permits, which is a prerequisite for an educational permit or a business license. As of the date of this annual report, among our 53 learning centers, only one center has not obtained the fire safety permit, and seven do not possess the educational permits. Our Shanghai Four Seasons Education and Training Co., Ltd., Four Seasons Class Training Co., Ltd. and other entities in our group were among the white list of after-school tutoring institutions released by the Shanghai Education Bureau in late December 2018, demonstrating our compliance in terms of operating licensure, educational content and the teaching facility environment. We would like to continue working with related authorities and adapting our operations to the evolving regulations of a rapidly growing after-school tutoring industry in China.

In addition, according to PRC fire safety regulations, venues for children’s activities cannot be located above the third floor of a building. As of the date of this annual report, nine of our 53 learning centers in operation are located above the third floor of a building. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business— One of our learning centers are not in compliance with fire safety regulations.” We are in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations on the third floor or lower or otherwise to use them in accordance with the requirements of the regulations.

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

Our Faculty

We have assembled a faculty of dedicated and capable educators with significant experience in mathematics education and school management. We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers increased from 110 as of February 29, 2016 to 463 as of February 29, 2020. As of February 29, 2020, approximately 93% of our teachers had bachelor’s degrees and above. Among our faculty members, a number of teachers have joined us from public schools, including several who were principals and 19 teachers with more than ten years of teaching experience.

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

Our Students

We have maintained sizable student enrollment, which represents the cumulative total number of courses enrolled in and paid for by our students, and have had a high growth rate over recent years. Our student enrollment increased by 28.7% from 122,606 in the 2018 fiscal year to 157,759 in the 2019 fiscal year, and further increased by 26.9% to 200,177 in the 2020 fiscal year.

As our course offerings become more versatile, we have reached out to broader age groups of students. We formally launched our middle school programs in 2017, and in the 2020 fiscal year, the student enrollment of our middle school programs was 24,010, of which 12,187 came from students who had previously taken classes in our elementary school programs.

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

Collaboration with East China Normal University

In 2016, we entered into a framework agreement with East China Normal University, or ECNU, a university in Shanghai prominent in basic education, and launched a series of projects related to math education for K-12 students. One collaboration project includes a jointly-operated mathematics summer camp, which selects academically strong middle and high school students to attend for free. We participate in the course development process with ECNU and are responsible for student selection, while ECNU will be responsible for hosting and running the summer camp. We are also working with ECNU to establish math and science centers for K-12 students to demonstrate a variety of fun applications of math theories and principles such as Chinese ring puzzles and the Mobius strip. In addition, starting from 2018, we also cooperate with East China Normal University Press in the production and distribution of digital products through Shanghai Huashi Dongfang Digital Publishing Co., Ltd., a company we jointly invested. As of the date of this annual report, we hold 70% of the equity interests in Shanghai Huashi Dongfang Digital Publishing Co., Ltd..

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

Online Education and Mobile App

We offer online education courses to primary school students and middle school students. We provide our courses and products through different online platforms in multiple formats, including live and pre-recorded courses for different class sizes. Our students can watch lecture videos and explanations to difficult problem sets, download the syllabus and practice problem sets for their courses, search for courses they are interested in and check previous exam performance and analysis on our study center through our website and mobile app.

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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary curriculum and course materials. We have copyrights for our original course materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks and domain names. As of February 29, 2020, we had 13 registered trademarks and four software copyrights. In addition, as of February 29, 2020, we have registered 29 domain names, including sijiedu.com.

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

Regulations Relating to Foreign Investment in Education

Foreign Investment Law

On March 15, 2019, the National People’s Congress reviewed the submitted draft and approved the Foreign Investment Law, which came into effect on January 1, 2020. The newly promulgated Foreign Investment Law replaces the three laws on foreign investment (the Wholly Foreign-owned Enterprise Law, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC) and the Foreign Investment Law provides a five-year transition period for the existing foreign invested enterprises, or the FIEs, to adjust their business structures.

On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020, to clarify and elaborate relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations emphasize the principle of applying “national treatment” to foreign investors. Industries that are not listed in the negative list issued by, amended or released upon approval by the State Council from time to time are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations.

Special Administrative Measures (Negative List) for Foreign Investment Access

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

The Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Revision), which was promulgated on June 28, 2018 and took effect on July 28, 2018 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories, with operation of training institution also open to foreign investment unless specifically restricted or prohibited by other PRC regulations.

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2019 Negative List, which became effective on July 30, 2019. Pursuant to the 2019 Negative List, operation of training institution is outside the scope of the 2019 Negative List, which indicates that this is open to foreign investment. A preschool, a regular senior secondary school, or a higher education institution shall only be operated by Chinese-foreign contractual joint ventures, under the control of the Chinese party (the principal or the chief executive shall be a Chinese citizen, and the council, board of directors, or joint management committee shall consist of members from the Chinese party accounting for no less than one half of the total number of members).

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

Private Education Law and Its Implementation Rules

The PRC Private Education Law (2018 Revision) promulgated by the Standing Committee of the PRC National People’s Congress on December 28, 2002 and last amended on December 29, 2018 and the Implementation Rules for the Private Education Law (2004) provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

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

In May 2020, the General Office of Ministry of Education issued the Notice on Negative List of Excessive and Advanced Training in Six Subjects of Compulsory Education (Trial). According to the Notice, extracurricular training institutions are prohibited from providing excessive and advanced training relating to six subjects, including Chinese, Math, English, Physics, Chemistry and Biology, for students in primary school and middle school. For example, the difficulties of education contents provided by extracurricular training institutions shall not exceed the difficulties of contents in textbooks used in corresponding compulsory education classes, the extracurricular education targeting students in primary schools shall not include contents to be taught in middle schools, and the extracurricular education targeting students in middle schools shall not include contents to be taught in high schools.

Opinions on Deepening the Reform of Education and Teaching and Comprehensively Improving the Quality of Compulsory Education

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council issued Opinions on Deepening the Reform of Education and Teaching and Comprehensively Improving the Quality of Compulsory Education. According to the Opinions, the enrollment of private schools providing compulsory education shall be processed with that of public schools at the same time, and students shall be educated and trained comprehensively, including moral development, academic development, physical and mental health, interests and talents, and labor practices, etc.

Regulations on Filing of Extracurricular Online Training

On July 12, 2019, the Ministry of Education, together with other five PRC authorities, jointly promulgated the Implementation Opinions on the Regulation of Extracurricular Online Training, which reinstates the filing requirement of extracurricular online training institutions and provides that the education authorities at provincial level should review the application documents submitted by extracurricular online training institutions, approve the filing applications submitted by qualified training institutions, and disclose qualified training institutions to the public. The filing information include ICP filings, approvals and licenses, personal information protection system, network security protection measures, introduction of courses, education plans, basic information of teachers, teacher qualification certificates, etc. In case of any change of the filing information, the extracurricular online training institution shall make filing for such updated information.

On February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules for Filings of Extracurricular Online Training in Shanghai, which came into effect on April 1, 2020. According to the Rules, extracurricular online training institutions shall submit filing documents through Shanghai Training Institutions Online Management Platform, and institutions shall be added into “Whitelist”, “Greylist” or “Blacklist” depends on the accuracy and completeness of filing materials and whether institutions comply with relevant laws and regulations according to filing materials.

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

Regulations Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the State Administration of Radio and Television), on July 6, 2004 and came into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audiovisual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective on June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio- Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On April 8, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content

of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SAPPRFT promulgated Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues.

Regulations Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC (currently known as the Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended by the Standing Committee of the National People’s Congress on October 28, 2008 and April 23, 2019, and became effective as of April 23, 2019, as well as other relevant detailed fire prevention regulations, require that schools must either obtain a fire safety assessment permit or complete a fire safety filing. Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information — D. One of our learning centers is not in compliance with fire safety regulations.” for further details on the compliance of Regulations on Fire Safety.

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

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Item 4. Information on the company — B. Business Overview—Intellectual Property” and “Item 4. Key Information — D. Risk Factors — We may encounter disputes from time to time relating to our use of the intellectual property of third parties.” for further details on our trademarks.

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

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017 and June 29, 2018, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the Ministry of Commerce or its local branch has been obtained. In such approval and filing process of capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “Item 4. Information on the company — B. Business Overview— Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2018 Revision)”. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the Ministry of Commerce or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the Ministry of Commerce or its local branch. On December 30, 2019, Measures for the Reporting of Foreign Investment Information was promulgated by the Ministry of Commerce and SAIC and replaced the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises. According to the Measures, foreign investors or foreign-funded enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and SAIC and its local branches shall forward the aforesaid investment information reported by foreign investors or foreign-funded enterprises to commerce departments in a timely manner.

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

The enterprise shall, after signing the cross-border financing contract, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, or the Transitional Period, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by People’s Bank of China and SAFE.

However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Foreign invested enterprises have only been subject to the net assets limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. Further, the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, promulgated by SAFE on October 23, 2019, or Circular 28, effective from January 2020, establishes a pilot program that a non-financial enterprise in pilot regions may register foreign debts up to two times of its net assets with local branch of SAFE, and it then may borrow several tranches of foreign debts within the registered amount, without registration of each foreign debt. Besides, according to the Notice on Adjustment of Macro-prudent Regulation Parameter of Full-coverage Cross-border Financing promulgated by PBOC and SAFE on March 11, 2020, the macro-prudent regulation parameter is increased from one (1) to one and one-fourth (1.25).

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises established in China whose main business is investment to use their foreign exchange capitals to make equity investment and removes certain other restrictions under Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

SAFE further promulgated Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or Circular 28, effective from January 2020, which allows all foreign-invested enterprises to make domestic equity investments using their foreign exchange capitals or Renminbi fund converted from its foreign exchange capitals with limited preconditions. However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 28, Circular 16 and other laws and regulations related to foreign currency exchange. Circular 19, Circular 16, Circular 28 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with

SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company or another qualified institution selected by the PRC subsidiary, and complete certain other procedures. In addition, the domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The domestic qualified agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the domestic qualified agents before distribution to such PRC residents. Failure to complete the SAFE registrations may subject to fines and legal sanctions and may also limit the ability to contribute additional capital into wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in China, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interests in that particular PRC enterprise at all times within the 12-month period immediately before distribution of the dividends. The SAT issued the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or SAT Announcement 9, which became effective from April 1 2018, replacing Notice on the Interpretation and Recognition of Beneficial

Owners in Tax Treaties, or SAT Notice 601, SAT Announcement 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner.”

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise shall meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it shall be a company; (ii) it shall directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it shall have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020 and replaced the Circular 60. SAT Circular 35 reiterates that that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax and may apply the reduced withholding tax rate upon self-assessment. Comparing to the SAT Circular 60, the SAT Circular 35 does not require the non-resident enterprises to file the supporting documents when performing tax filing. Instead, the non-resident enterprises are required to retain the supporting documents for the post-tax filing examinations by the relevant tax authorities.

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

PRC Value-added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On January 1, 2012, the State Council officially launched a pilot VAT, reform program, applicable to businesses in selected industries. Businesses in the VAT reform program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax In lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the VAT reform program was implemented throughout the PRC. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the VAT reform program. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of business tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of the PRC, and in industries such as construction industries, real estate industries, financial industries, and living service industries. Pursuant to Circular on Further Clarifying Policies on Reinsurance, Real Estate Leasing and Non-diploma Education in Comprehensively Promoting the Pilot Collection of Value-added Tax in Lieu of Business Tax which came into effect on May 1, 2016, general taxpayers providing non-diploma education services may opt to adopt the simplified method for calculation of tax payable at a rate of 3%. In addition, pursuant to the Notice of the Ministry of Finance and the SAT on the Adjustment to Value-added Tax Rates that was issued on April 4, 2018 and came into effect on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively.

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

Contractual Arrangements with Our VIE, Its Shareholder and Us

PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. Accordingly, we conduct our operations in the PRC principally through our VIE, namely Shanghai Four Seasons Education and Training Co., Ltd. and its affiliated entities. We effectively control our VIE through contractual arrangements among the VIE, its shareholder and Shanghai Fuxi.

The contractual arrangements, as described in more detail below, collectively allow us to:

•	exercise effective control over the VIE and its affiliated entities;
•	receive substantially all of the economic benefits of the VIE; and
•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws.

As a result of the contractual arrangements, we are the primary beneficiary of our VIE and its affiliated entities, and, therefore, have consolidated the financial results of our VIE and its affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 1, 2020, Shanghai Fuxi terminated the contractual arrangements with Shanghai Four Seasons Education Investment Management Co., Ltd., which previously owned and operated one of our learning centers, namely Shanghai Tongfang Technology Further Education School. The contractual arrangements termination with Shanghai Four Seasons Education Investment Management Co., Ltd. does not have material impact on our business.  Shanghai Tongfang Technology Further Education School is currently owned and operated by Shanghai Four Seasons Education and Training Co., Ltd..

In the opinion of Fangda Partners, our PRC counsel:

•

the ownership structures of Shanghai Fuxi, our VIE and the affiliated entities of our VIE, currently and immediately after giving effect to our initial public offering, will not result in any violation of applicable PRC laws or regulations currently in effect; and

•

the contractual agreements among Shanghai Fuxi, our VIE, its shareholder and relevant affiliated entities governed by PRC law, currently and immediately after giving effect to our initial public offering, are valid, binding and enforceable in accordance with the terms and applicable PRC laws, rules and regulations currently in effect, and do not result in any violation of applicable PRC laws or regulations currently in effect.

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

Furthermore, if our VIE, its affiliated entities and the shareholder of the VIE fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIE and its affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2018, 2019 and 2020 fiscal years, all of our revenue was derived from the operations of our VIEs and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIE. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi, our VIE and its consolidated entities. In the 2020 fiscal year, Shanghai Fuxi received service fees of RMB72.0 million (US$10.3 million) from our VIEs and VIEs' subsidiaries and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations, growing our learning center network and launching new programs, our PRC subsidiary may receive service fees from our VIE or make distributions to us in the future.

Below is a summary of the contractual arrangements by and among our wholly-owned subsidiary, Shanghai Fuxi, our VIE, its shareholder and relevant affiliated entities.

Exclusive Service Agreement

Pursuant to the exclusive service agreement, Shanghai Fuxi has the exclusive right to provide or designate any third party to provide technical services and management and consulting services to the VIE and its affiliated entities in the form of private non-enterprise institutions. In exchange, the VIE and its affiliated entities pay annual service fees to Shanghai Fuxi in an amount at Shanghai Fuxi’s discretion. Without the prior written consent of Shanghai

Fuxi, the VIE and its affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. Shanghai Fuxi owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance. Unless otherwise required by applicable PRC laws, the VIE and its affiliated entities do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholder of our VIE unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIE, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIE to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholder of the VIE unconditionally and irrevocably pledged all of its equity interests in the VIE to Shanghai Fuxi, to respectively guarantee the performance of the VIE of its obligations under the relevant contractual agreement. Should the VIE or its shareholder breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholder of the VIE shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIE has fully performed all of its obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice, the equity interest pledge agreement will continue to remain in effect.

The shareholder of the VIE has registered the equity pledge in favor of Shanghai Fuxi with the local counterpart of the State Administration for Industry and Commerce in accordance with PRC laws and regulations.

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholder of the VIE has executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIE. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholder of the VIE. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of the shareholder of our VIE, such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. The spouse further undertakes not to make any assertions in connection with the equity interests of the VIE held by the shareholder, and confirms that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of the shareholder agrees and undertakes that if he/she obtains any equity interests of the VIE held by the shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and our VIE. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

D.	Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We have learning centers in Shanghai and 10 other cities in China. We lease our headquarters, which occupies approximately 4,821 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 43,872 square meters. The majority of lease agreements for our Shanghai learning centers have durations of one to eleven years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to obtain additional facilities for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “—Our Learning Centers.”

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

We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 53 learning centers in 11 cities in China as of February 29, 2020. We also successfully established our Ivy programs, which provide personalized courses, extending our course offerings to middle school and kindergarten students, and covering more core subjects including physics, chemistry, Chinese and English. We offer our programs through our variable interest entities, or VIEs, and their affiliates.

Our revenue increased from RMB300.5 million in the 2018 fiscal year to RMB335.6 million in the 2019 fiscal year, and further to RMB389.0 million (US$55.7 million) in the 2020 fiscal year. We recorded net income of  RMB41.8 million in the 2018 fiscal year, net loss of RMB1.5 million in the 2019 fiscal year and RMB109.6 million (US$15.7 million) in the 2020 fiscal year.

Our adjusted net income, which excludes share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect), was RMB65.3 million, RMB36.1 million and RMB47.9 million (US$6.8 million) in the 2018, 2019 and 2020 fiscal year.

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

In addition, we believe that our results of operations are more directly affected by the following factors specific to us:

•

Student Enrollment. Our revenue primarily consists of tuition from students enrolled in our programs, which is directly driven by the number of our student enrollment. The growth of our student enrollment is affected by our reputation, the variety of our course offerings and the number of our learning centers. In addition, our student enrollment is affected by relevant laws and regulations. Our student enrollment increased by 28.7% from 122,606 in the 2018 fiscal year to 157,759 in the 2019 fiscal year, and further increased by 26.9% to 200,177 in the 2020 fiscal year. The substantial year-over-year increase in total student enrollment was partially due to the change in enrollment schedule in accordance with the Opinion on Regulating the Development of After-School Tutoring Institutions issued by the State Council, which limits the prepayment of a curriculum registration to three months. According to the new enrollment schedule adopted in November 2018, the spring and autumn semesters are divided into two sessions, where student enrollments are recorded separately for each session.

A substantial portion of our students enroll in our programs through word-of-mouth referrals. Consequently, our reputation has been critical to our student recruitment process. Our ability to maintain and enhance our reputation and continue to attract students is directly dependent on our ability to improve our students’ academic performance and maintain the quality of our faculty.

Our student enrollment is also dependent on the size of our learning center network. Our number of learning centers grew from 19 in Shanghai and two in other cities as of February 29, 2016, to 41 in Shanghai and 12 in other cities as of February 29, 2020.

•

Our portfolio of course offerings also affects our student enrollment. In 2015, we launched our Ivy programs, which offer personalized courses. Ivy program student enrollment increased from 2,194 in the 2016 fiscal year to 61,993 in the 2020 fiscal year. We have also extended our services to target kindergarten students and middle school students. We launched our kindergarten programs in 2015 and kindergarten program student enrollment was 18,188 in the 2020 fiscal year. We launched our middle school program in 2017 and in the 2020 fiscal year, middle school program enrollment was 24,010. Furthermore, we started to offer small-sized classes in addition to regular-sized classes for our standard programs in 2017. In the 2020 fiscal year, standard program student enrollment in small-sized classes was 70,675.

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

Our cost of revenue primarily consists of compensation to our faculty and rental, utilities and maintenance costs for our learning centers. Faculty compensation depends on the size of our faculty and their level of experience. We offer competitive compensation to our faculty in order to attract and retain the best teaching talent. The number of our full-time teachers increased significantly from 350 as of February 28, 2018 to 392 as of February 28, 2019 and further to 463 as of February 29, 2020, which is in line with our efforts to replace our part-time teachers with full-time teachers and the expansion of our learning center network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and bigger class sizes, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and impairment loss on intangible assets and goodwill. Our operating expenses as a percentage of our revenue increased from 43.1% in the 2018 fiscal year to 48.5% in the 2019 fiscal year primarily because of increased staff cost, increase in share-based compensation expenses and increase in depreciation and amortization cost. Our operating expenses as a percentage of our revenue increased to 82.0% in the 2020 fiscal year mainly due to the impairment loss on intangible assets and goodwill recorded during the fiscal year.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our learning center network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

In response to the outbreak of the COVID-19, we have temporarily closed our offline learning centers as mandatorily required by the PRC government and transitioned our academic educational delivery method to online courses. As of the date of this annual report, we derive our revenue substantially from online courses after the temporary suspension of our offline course delivery. We are leveraging our existing technologies and learning platforms to serve students outside of offline classroom setting. We also took actions to help mitigate the adverse impact of COVID-19 to our operations and profitability, including proactively applying for government subsidies, lease concessions and reopening some offline learning centers according to the guidance of the government.

The long-term effect of the COVID-19 on our business depends on numerous factors, including but not limited to the effect on student enrollment and pricing of our courses. In addition, regulatory activity that occurs in response to COVID-19 could have an adverse effect on our business. As a result, the full impact of COVID-19 on our operations cannot be fully determined at this time. See “Item 3. KEY INFORMATION-D. Risk Factors  - The recent global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

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

	For the Year Ended February 28 or 29
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Standard programs	201,876	67.2	255,147	76.0	269,792	38,594	69.3
Ivy programs	70,458	23.4	75,142	22.4	105,875	15,145	27.2
Special programs and others	29,663	9.9	6,785	2.0	15,016	2,148	3.9
Less: sales tax	1,464	0.5	1,431	0.4	1,634	234	0.4
Total	300,533	100.0	335,643	100.0	389,049	55,653	100.0

We typically collect tuition from students in advance for the classes that they purchase and record this tuition initially as deferred revenue. We recognize revenue proportionately over time as the tutoring sessions are delivered. We offer refunds for undelivered classes to students who decide to withdraw from a course program at any time and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and no subsequent online courses enrolled  which are subject to refund at the option of the customer. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method. We had deferred revenue of RMB90.1 million, RMB87.9 million, and RMB71.9 million (US$10.3 million) as of February 28 or 29, 2018, 2019 and 2020, respectively.

Cost of Revenue

Our cost of revenue primarily consists of (i) staff costs, including salaries and other compensation for our faculty, (ii) education expenses including teaching material expenses, student activity expenses and platform and service charges for online course and (iii) rental, utilities and maintenance costs for our learning centers. We expect our total cost of revenue to increase in line with our expansion as we open more learning centers and expand our faculty size. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Year Ended February 28 or 29
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	64,242	58.7	95,705	55.7	115,317	16,496	57.4
Rental, utilities and maintenance costs	34,018	31.1	55,077	32.1	61,621	8,815	30.7
Depreciation of leasehold improvement	4,638	4.2	12,785	7.4	11,706	1,675	5.8
Other expenses related to learning centers	6,546	6.0	8,255	4.8	12,289	1,758	6.1
Total	109,444	100.0	171,822	100.0	200,933	28,743	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Year Ended February 28 or 29
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	92,932	71.8	128,349	78.9	139,370	19,937	43.7
Sales and marketing expenses	36,565	28.2	33,783	20.8	34,367	4,916	10.8
Impairment loss on intangible assets and goodwill	—	—	557	0.3	145,416	20,802	45.5
Total	129,497	100.0	162,689	100.0	319,153	45,655	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation expenses for our administrative personnel. We expect our general and administrative expenses to remain relatively stable for the foreseeable future.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2017 fiscal year, we entered into a funding commitment agreement with ECNU, pursuant to which we would provide funding of a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this funding commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB20 million, RMB20 million and RMB20 million funding commitment accrual to ECNU in the 2018 fiscal year, the 2019 fiscal year and the 2020 fiscal year, respectively. Excluding the effect of our funding commitment to ECNU, we expect our sales and marketing expenses to remain relatively stable in the near future as we ramp up our promotional efforts to increase student enrollment.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2018, 2019 and 2020 fiscal years.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Four Seasons Education HK. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020 and replaced the Circular 60. SAT Circular 35 reiterates that that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax and may apply the reduced withholding tax rate upon self-assessment. Comparing to the SAT Circular 60, the SAT Circular 35 does not require the non-resident enterprises to file the supporting documents when performing tax filing. Instead, the non-resident enterprises are required to retain the supporting documents for the post-tax filing examinations by the relevant tax authorities. Accordingly, Four Seasons Education HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Shanghai Fuxi, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Revenue Recognition

As of March 1, 2018, we adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (“Topic 606”) and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of March 1, 2018. Results for reporting periods beginning on March 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

We derive substantially all of our revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students through standard, ivy and special programs, in which revenue is recognized proportionately over time as the tutoring sessions are delivered. In response to the COVID-19 pandemic, starting from February 1, 2020, we have temporarily transitioned the tutoring services delivery method and offered online courses to students who elected to remain enrolled in the programs. We recognize revenue proportionately over the term of the online tutoring sessions are delivered. RMB19.0 million (US$2.7 million) of the online course revenue are recognized for the year ended February 29, 2020. We recognize application fees and material fees charged at a point in time, of which the amounts are insignificant for the year ended February 29, 2020 and are included in standard and ivy programs below..

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

Special programs

Special programs mainly include courses delivered to K-12 schools, short-term, intensive workshops, as well as consulting service and test preparation service related to overseas studying.

Others

Other revenue comprises mainly of the provision of training and staff outsourcing services.

Each contract of the abovementioned programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There are no variable considerations in the contracts with customers, except that we offer certain refunds for the standard and ivy programs. These refunds are offered for any unattended classes to students who decide to withdraw from a course. We estimate the refund liability based on historical refund rates on a portfolio basis using the expected value method.  Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. We estimated the refund liability of RMB2.7 million (US$0.4 million) and RMB23.2 million (US$3.3 million) as of February 28, 2019 and February 29, 2020.

In some promotion activities, we grant cash coupon to students who make qualified course purchases. Those students can redeem the cash coupon in the next purchase as part of payment prior to the incentive’s expiration. We determined the cash coupon granted to existing students are material rights. As a result, a portion of sales price received on students making qualified purchases is allocated to the sales incentives granted based on the relative standalone selling prices. The selling price of cash coupon is estimated based on the discount amount and the probability of redemption. Revenue allocated to sales incentives is recorded as deferred revenue until redemption or expiration. Once the coupon is redeemed, revenue will be recognized based on the revenue recognition policy discussed above. Students may not always redeem cash coupon before the expiration of the sales incentive. Therefore, we expect to be entitled to a breakage amount in deferred revenue related to the incentives. We estimate the breakage based on historical students’ usage and recognizes the estimated breakage as revenue in proportion to the pattern of incentives exercised by students. The assessment of estimating breakage is updated on a quarterly basis. Changes in estimated breakage is accounted for by adjusting deferred revenue to reflect the remaining incentive rights expected to be exercised.

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

Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. Alternatively, the excess of the (i) the fair value of the identifiable net assets of the acquire over (ii) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree is recorded as a gain on bargain purchase.

Income Taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to us as enacted by the relevant taxing authorities. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. No uncertain income tax position was recorded as of February 28, 2018, February 28, 2019 or February 29, 2020.

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

Goodwill is reviewed at least annually for impairment (February 28 or 29 for us). We evaluate our goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. During the year ended February 29, 2020, we restructure the senior management team in the reporting units and focus strategy on the elementary school programs and middle school programs. As a result, the structure of our reporting units changed and goodwill generated from acquisitions in fiscal year 2017 and 2019 was allocated to two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, as of February 29, 2020.

In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, the quantitative impairment test is performed.

Prior to March 1, 2019, we performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, we perform Step 2 and compares the implied fair value of goodwill with the carrying amount of the goodwill. An impairment charge equals to the amount by which the carrying amount of goodwill exceeds the implied fair value of the goodwill is recorded, limited to the amount of goodwill allocated to the reporting unit.

Starting from March 1, 2019, we early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When determining the fair value of each reporting unit, we use discounted cash flow model that includes a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operation and the uncertainty inherent in our internally developed forecast.

During the year ended February 29, 2020, goodwill was allocated to the following two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, which were defined upon the contents of tutoring services provided, type of customer and separate management within these businesses. We performed qualitative assessment for each reporting unit and considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We determined that the above factors are more likely than not to have a significant adverse impact on the Four Seasons Education reporting unit and therefore a quantitative impairment test was performed utilizing an income approach to determine the Four Seasons Education reporting unit's fair value.

The income approach, discounted cash flow method, was performed by calculating the fair value based on future forecasted cash flows discounted back to the present value, including significant judgments related to risk adjusted discount rates, terminal growth rates, and the weighted average cost of capital (“WACC”). The projected cash flows were developed by us based on current known business and market conditions as well as future anticipated industry trends. The underlying results were driven by the underperforming results of Four Seasons Education reporting unit since the acquisition dates, the business structures related to cost and operating expense, market conditions and other factors including adverse impacts associated with COVID-19 existing as of February 29, 2020. A terminal value growth rate of 3% and WACC of 17% were utilized based on industry and macroeconomic indicators as well as estimated risk premiums.

Based on the results of annual goodwill impairment tests, we recognized nil, RMB0.6 million (US$0.1 million) and RMB114.6 million (US$16.4 million) impairment loss on goodwill during the years ended February 28, 2018, 2019 and February 29, 2020.

Leases

We adopted ASU 2016-02, Leases (Topic 842) on March 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. We elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases."

We have lease contracts mainly for offices and learning centers in different cities in the PRC under operating leases. We determine whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate. As our leases do not provide an implicit borrowing rate, we use an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. Our leases have lease terms of up to fifteen years, which includes lessee options to extend the lease, only to the extent it is reasonably certain that we will exercise such extension options. We begin recognizing lease expense when the lessor makes the underlying asset available to us. Our lease agreements do not contain variable lease payments. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Our lease agreements may include nonlease components, mainly insisting of common area maintenance, which are combined with lease components as we elect to account for these components together as a single lease component, as permitted. Additionally, we elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Our lease agreements do not contain any significant residual value guarantees or restricted covenants.

We evaluate the carrying value of right-of-use assets if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of operations. Noncash lease expenses are used as the noncash add-back for the amortization of the right-of use assets to the operating section of the consolidated statements of cash flow.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. We recognized nil, nil and RMB0.8 million (US$0.1 million) impairment loss of property and equipment during the years ended February 28, 2018, 2019 and February 29, 2020. We recognized nil, nil and RMB30.8 million (US$4.4 million) impairment loss on intangible assets during the years ended February 28, 2018, 2019 and February 29, 2020.

Recent Accounting Pronouncements

A list of recent accounting announcements that are relevant to us is included in note 2(ac) and 2(ad) to our consolidated financial statements included elsewhere in this annual report.

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

	For the Year Ended February 28 or 29
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue	300,533	100.0	335,643	100.0	389,049	55,653	100.0
Cost of revenue	(109,444)	(36.4)	(171,822)	(51.2)	(200,933)	(28,743)	(51.6)
Gross profit	191,089	63.6	163,821	48.8	188,116	26,910	48.4
Operating expenses
General and administrative expenses	(92,932)	(30.9)	(128,349)	(38.2)	(139,370)	(19,937)	(35.8)
Sales and marketing expenses	(36,565)	(12.2)	(33,783)	(10.1)	(34,367)	(4,916)	(8.8)
Impairment loss on intangible assets and goodwill	—	—	(557)	(0.2)	(145,416)	(20,802)	(37.5)
Operating income (loss)	61,592	20.5	1,132	0.3	(131,037)	(18,745)	(33.7)
Subsidy income	2,432	0.8	4,150	1.2	9,572	1,369	2.5
Interest income, net	5,546	1.8	6,756	2.0	5,229	748	1.3
Other income (expenses), net	(1,302)	(0.4)	(3,311)	(1.0)	11,080	1,585	2.9
Income before income taxes and loss from equity method investments	68,268	22.7	8,727	2.5	(105,156)	(15,043)	(27.0)
Income tax expense	(26,424)	(8.8)	(10,116)	(3.0)	(4,189)	(599)	(1.1)
Loss from equity method investments	—	—	(81)	(0.0)	(224)	(32)	(0.1)
Net income (loss)	41,844	13.9	(1,470)	(0.5)	(109,569)	(15,674)	(28.2)

Year Ended February 29, 2020 Compared to Year Ended February 28, 2019

Revenue

Our total revenue increased by 15.9% to RMB389.0 million (US$55.7 million) for the 2020 fiscal year from RMB335.6 million in the 2019 fiscal year, primarily attributable to the healthy ramp-up of new learning centers opened by us during fiscal year 2019, and the increase in student enrollment as a result of the expanded course offerings with higher diversification.

Cost of Revenue

Our total cost of revenue increased by 16.9% to RMB200.9 million (US$28.7 million) for the 2020 fiscal year from RMB171.8 million in the 2019 fiscal year, primarily attributable to the increase in the number of faculty staff. The number of our full-time teachers and consultants increased from 392 as of February 28, 2019 to 463 as of February, 2020.

Gross Profit

As a result of the foregoing, our gross profit increased by 14.8% to RMB188.1 million (US$26.9 million) for the 2020 fiscal year from RMB163.8 million in the 2019 fiscal year. Gross margin was 48.4% for the 2020 fiscal year, compared with 48.8% in the 2019 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 1.7% to RMB34.4 million (US$4.9 million) for the 2020 fiscal year from RMB33.8 million in the 2019 fiscal year.

General and Administrative Expenses

Our general and administrative expenses increased by 8.6% to RMB139.4 million (US$19.9 million) for the 2020 fiscal year from RMB128.3 million in the 2019 fiscal year due to the increased staff cost, depreciation expenses and amortization, learning center management fee and other receivable allowance.

Impairment loss on intangible assets and goodwill

Our impairment loss on intangible assets and goodwill was RMB145.4 million (US$20.8 million) for the 2020 fiscal year, compared to RMB0.6 million in the 2019 fiscal year, mainly due to the decline in a reporting unit’s fair value.

Income/Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and income from equity method investments was RMB105.2 million (US$15.0 million) in the 2020 fiscal year, compared to the income before income taxes and income from equity method investments of RMB8.7 million in the 2019 fiscal year.

Income Tax Expense

Our income tax expense was RMB10.1 million and RMB4.2 million (US$0.6 million) in the 2019 and 2020 fiscal year.

Net Loss

As a result of the foregoing, we recorded net loss of RMB1.5 million and RMB109.6 million (US$15.7 million)in the 2019 and 2020 fiscal year.

Year Ended February 28, 2019 Compared to Year Ended February 28, 2018

Revenue

Our total revenue increased by 11.7% to RMB335.6 million for the 2019 fiscal year from RMB300.5 million in the 2018 fiscal year, primarily due to the increase in student enrollment as a result of the expanded course offerings with higher diversification, and the expansion of our physical learning center network, including learning centers we acquired in the 2019 fiscal year. This increase was partially offset by the decreased revenue contribution from math-competition focused classes as a result of changing regulatory requirement.

Cost of Revenue

Our total cost of revenue increased by 57.0% to RMB171.8 million  for the 2019 fiscal year from RMB109.4 million in the 2018 fiscal year, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross Profit

As a result of the foregoing, our gross profit decreased by 14.3% to RMB163.8 million for the 2019 fiscal year from RMB191.1 million in the 2018 fiscal year. Gross margin was 48.8% for the 2019 fiscal year, compared with 63.6% in the 2018 fiscal year. The decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 7.6% to RMB33.8 million for the 2019 fiscal year from RMB36.6 million in the 2018 fiscal year, primarily due to the decreased staff cost of RMB2.1 million and decreased advertising fees RMB0.7 million.

General and Administrative Expenses

Our general and administrative expenses increased by 38.7% to RMB128.3 million for the 2019 fiscal year from RMB92.9 million in the 2018 fiscal year, primarily attributable to increased staff cost of RMB17.5 million, increased share-based compensation expenses of RMB8.8 million and an increase of RMB4.1 million in depreciation and amortization cost.

Impairment loss on intangible assets and goodwill

Our impairment loss on intangible assets and goodwill was RMB0.6 million for the 2019 fiscal year, compared to nil in 2018 fiscal year, mainly due to the decline in a reporting unit's fair value.

Income Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our income before income taxes and income from equity method investments decreased from RMB68.3 million in the 2018 fiscal year to RMB8.7 in the 2019 fiscal year.

Income Tax Expense

Our income tax expense was RMB26.4 million and RMB10.1 million in the 2018 and 2019 fiscal year.

Net Income (Loss)

As a result of the foregoing, our recorded net income of RMB41.8 million in the 2018 fiscal year and net loss of 1.5 million in the 2019 fiscal year.

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; (ii) fair value change of investments, excluding foreign currency translation adjustment and (iii) impairment loss on intangible assets and goodwill (net of tax effect). We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income.

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

The table below sets forth a reconciliation of our net income (loss) to adjusted net income for the periods indicated:

	For the Year Ended February 28 or 29
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	41,844	(1,470)	(109,569)	(15,674)
Add: share-based compensation expenses (net of tax effect of nil)	23,470	32,247	30,859	4,414
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	—	4,783	(11,134)	(1,593)
Add: impairment loss on intangible assets and goodwill (net of tax effect 7,701 for the year ended Feb. 29, 2020)	—	557	137,715	19,700
Adjusted net income (non-GAAP)	65,314	36,117	47,871	6,847

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28 or 29, 2018, 2019 and 2020, we had RMB583.3 million, RMB439.6 million and RMB404.7 million (US$57.9 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiary and VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of our VIEs and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period. As of February 29, 2020, total restricted net assets were RMB92.4 million (US$13.2 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended February 28 or 29
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	95,963	53,147	82,195	11,757
Net cash used in investing activities	(170,447)	(187,217)	(98,746)	(14,125)
Net cash provided by/(used in) financing activities	461,611	(561)	(26,417)	(3,779)
Effect of foreign exchange rate changes	(34,771)	22,542	14,088	2,015
Net increase/(decrease) in cash, cash equivalents and restricted cash	352,356	(112,089)	(28,880)	(4,132)
Cash, cash equivalents and restricted cash at beginning of the year	230,968	583,324	471,235	67,410
Cash, cash equivalents and restricted cash at end of the year	583,324	471,235	442,355	63,278

Operating Activities

Net cash provided by operating activities amounted to RMB82.2 million (US$11.8 million) in the 2020 fiscal year. It reflected the net loss of RMB109.6 million (US$15.7 million), primarily adjusted by noncash lease expenses of RMB54.8 million (US$7.8 million), share-based compensation of RMB30.9 million (US$4.4 million), loss from intangible assets impairment of RMB30.8 million (US$4.4 million) and loss from goodwill impairment of RMB114.6 million (US$16.4 million).  Additional major factors affecting operating cash flows in the 2020 fiscal year primarily included a decrease in changes in operating lease liabilities of RMB47.6 million (US$6.8 million).

Net cash provided by operating activities amounted to RMB53.1 million in the 2019 fiscal year. It reflected the net loss of RMB1.5 million, primarily adjusted by share-based compensation of RMB32.2 million, depreciation of property and equipment of RMB14.5 million, and fair value change of investments of RMB4.8 million. Additional major factors affecting operating cash flows in the 2019 fiscal year primarily included a decrease in deferred revenue of RMB21.4 million, a decrease in other receivables, deposits and other assets of RMB14.1 million, partially offset by an increase in accrued expenses and other current liabilities of RMB27.8 million, a decrease in amount due from related parties of RMB12.7 million.

Net cash provided by operating activities amounted to RMB96.0 million in the 2018 fiscal year. It reflected the net income of RMB41.8 million, adjusted by share-based compensation of RMB23.5 million and depreciation of RMB6.5 million. Additional major factors affecting operating cash flow in the 2018 fiscal year included (i) a decrease in amounts due from related parties of RMB32.9 million as Mr. Peiqing Tian, our Chairman, transferred the amount he held on our behalf to us, (ii) an increase in income tax payable of RMB7.5 million and (iii) an increase in deferred revenue in the amount of RMB5.3 million due to the increased amount of tuition received during the period, partially offset by a decrease in accrued expenses and other current liabilities in the amount of RMB8.3 million as a result of a decrease in other tax payable.

Investing Activities

Net cash used in investing activities amounted to RMB98.7 million (US$14.1 million) in the 2020 fiscal year. This was primarily attributable to the payment of acquisition considerations, net of cash acquired of RMB10.1 million (US$1.4 million) in connection with the purchase of new schools and businesses in the 2019 fiscal year, and purchase of investments under fair value of RMB104.6 million (US$15.0 million), partially offset by proceeds from maturity of investments under fair value of RMB35.2 million (US$5.0 million).

Net cash used in investing activities amounted to RMB187.2 million in the 2019 fiscal year. This was primarily attributable to the acquisition of business, net of cash acquired of RMB133.9 million in connection with the purchase of new schools and businesses in the 2019 fiscal year, purchase of investments under fair value of RMB34.8 million and purchase of property and equipment of RMB17.9 million for the renovation of our new and existing learning centers.

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

Financing Activities

Net cash used in financing activities amounted to RMB26.4 million (US$3.8 million) in the 2020 fiscal year. This was primarily attributable to the repurchase of ordinary shares of RMB27.9 million (USD$4.0 million), partially offset by the contribution from non-controlling shareholders of subsidiaries of RMB3.1 million (US$0.4 million).

Net cash used in financing activities amounted to RMB0.6 million in the 2019 fiscal year. This was primarily attributable to the dividends paid of RMB3.7 million and offering cost of RMB0.8 million, partially offset by the contribution from non-controlling shareholders of subsidiaries of RMB3.7 million and proceeds from related party loans of RMB0.2 million.

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

Capital Expenditures

Our capital expenditures amounted to RMB23.1 million, RMB18.2 million and RMB9.2 million (US$1.3 million) in the 2018, 2019, 2020 fiscal year, respectively. In the past, our capital expenditures primarily consisted of renovation costs of our learning centers. As our business expands, we may continue to renovate our new and existing learning centers and office facilities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. In the 2020 fiscal years, Shanghai Fuxi received service fees of RMB72.0 million (US$10.3 million) from our VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our PRC subsidiary may receive service fees from our VIEs and we may rely on dividends from our PRC subsidiary for our cash needs in the future. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. Our VIEs and their affiliates in the PRC contributed all of our revenue in the year ended February 28, 2018, the year ended February 28, 2019 and the year ended February 29, 2020.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 29, 2020, 49.6% of our total assets were located in the PRC, 43.7% of our total assets were located in the Cayman Islands and 6.7% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIEs and their affiliates in the PRC for the periods indicated as a percentage of total assets:

	Assets
	As of February 28 or 29
	2018	2019	2020
Our Company and our subsidiaries
Four Seasons Education Cayman	55.0%	41.2%	43.7%
Four Seasons Education HK	11.5%	7.1%	6.7%
Shanghai Fuxi	1.8%	6.5%	10.1%
Our variable interest entities	31.7%	45.2%	39.5%
Total assets	100.0%	100.0%	100.0%

*	The percentages given exclude inter-company transactions among Four Season Education (Cayman) Inc., its subsidiaries and its variable interest entities.
C.	Research and Development, Patents and Licenses, etc.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 29, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of February 29, 2020.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	225,769	32,296	60,252	99,407	47,282	18,828
Funding Commitments	55,000	7,868	55,000	—	—	—
Total	280,769	40,164	115,252	99,407	47,282	18,828

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	58	Chairman
Yi Zuo	45	Director and Chief Executive Officer
Shaoqing Jiang	46	Director
Zongwei Li	47	Independent Director
Dele Liu	52	Independent Director

Peiqing Tian has served as our chairman since our inception and our chief executive officer from inception to November 2019. Mr. Tian has been dedicated to math education and critical to the development and success of our business. Mr. Tian is the editor-in-chief of Elementary School Mathematical Thinking: Practice Problems and Solutions and various other books on math education. In addition, he has served in various head coach and organizational committee positions for math competitions, such as director of the Shanghai regional organization committee of the Asia International Mathematical Olympiad Open Contest in 2015, head coach and secretary-general of the Asia Pacific Elementary School Mathematics Olympiad Invitational Competition in 2014 and head of the Shanghai testing center of the American Mathematics Competition in 2013. Prior to founding our company, he served as a teacher at Shanghai Wuning Middle School from 1984 to 1989. Between 1989 and 2004, Mr. Tian worked in management roles in several travel agencies. He received his bachelor’s degree in mathematics from East China Normal University in 1984.

Yi Zuo has served as our director since February 2015 and chief executive officer since November 2019. She also served as our chief financial officer from March 2017 to November 2019. Prior to joining us, Ms. Zuo served as a partner and the head of the China team of Lihui Private Fund, a private equity fund, from 2013 to 2016. She also has approximately 10 years of experience in investment banking at UBS Group AG, Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch. Prior to that, she served as a consulting manager at PricewaterhouseCoopers from 1997 to 2000. She received her MBA from Stanford Business School in 2004 and her bachelor’s degree in economics from Fudan University in 1997.

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

Compensation of Directors and Executive Officers

For the year ended February 29, 2020, we paid an aggregate of RMB2.0 million (US$0.3 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 2,410,000 shares under the 2017 Plan.

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

On June 30, 2019, we granted 360,000 share options to employees at the weighted average grant date fair value of RMB10.46 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

On Feb 17, 2020, we granted 80,000 share options to one employee at the weighted average grant date fair value of RMB10.03 per share. These share options vest ratably at each grant date anniversary over a vesting period of four years.

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

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our register of members.

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

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 29, 2020:

Functions	Number of Employees
Teachers	463
Learning center student services	277
General and administration	115
Sales, marketing and business development	55
Total	910

We had a total of 828 and 706 employees as of February 28, 2019 and February 28, 2018, respectively.

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

The calculations in the table below are based on 23,191,195 ordinary shares outstanding as of the date of this annual report, excluding 970,788 ordinary shares represented by the ADSs repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number**	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	9,351,573	40.1
Yi Zuo(2)	880,682	3.7
Shaoqing Jiang	-	—
Zongwei Li	*	*
Dele Liu	*	*
All directors and executive officers as a group	10,254,755	44.3
Principal Shareholders:
Peiqing Tian(1)	9,351,573	40.1
Chengwei Capital HK Limited(3)	3,133,333	13.5
Jun Guo(4)	2,100,000	9.1
Crimson Capital Partners III, L.P.(5)	2,083,333	9.0

*	Beneficially owns less than 1% of our outstanding shares.
**

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1)

Consists of 8,809,451 ordinary shares held by Four Season Education Holdings Limited and 375,456 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 166,666 ordinary shares underlying options vested within 60 days after the date of this annual report held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.

(2)

Consists of 272,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company and 608,460 ordinary shares underlying options vested within 60 days after the date of this annual report held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.

(3)

Consists of 3,133,333 ordinary shares held by Chengwei Capital HK Limited, a company incorporated in Hong Kong. Chengwei Capital HK Limited is wholly-owned by Chengwei Evergreen Capital, LP, whose general partner is Chengwei Evergreen Management, LLC. Chengwei Evergreen Capital, LP is 99% economically owned by institutional LPs whose beneficial owners are not controlling persons and are not natural persons. Chengwei Evergreen Management, LLC has 1% economic ownership of Chengwei Evergreen Capital, LP and EXL Holdings, LLC has 100% controlling voting power of Chengwei Evergreen Management, LLC. Eric Xun Li has 100% controlling voting power of EXL Holdings, LLC. The address of Chengwei Capital HK Limited is 26/F, Three Exchange Square, 8 Connaught Place, Central, Hong Kong.

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

As of February 29, 2020, the number of our ordinary shares issued and outstanding was 23,131,195, excluding 970,788 ordinary shares represented by the ADSs repurchased by the Company, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 29, 2020.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 29, 2020 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

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

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We purchase technological services for the online courses, the establishment of our IT system infrastructure and the establishment of our practice problem set database from Shanghai Fuxi Network Co., Ltd., and agency services for employee travel activities from Shanghai Jiaxin Travel Agency, which are entities controlled by Mr. Peiqing Tian, our Chairman. For the 2018, 2019 and 2020 fiscal years, we entered into transactions of an aggregate of approximately RMB4.5 million, RMB0.6 million and RMB1.7 million (US$0.2 million), respectively, to purchase services from related parties. The amounts of transactions that we entered into with Shanghai Fuxi Network Co., Ltd. were approximately RMB3.9 million, nil and RMB1.7 million (US$0.2 million) for the 2018, 2019 and 2020 fiscal years, respectively. The amounts of transactions that we entered into with Shanghai Jiaxin Travel Agency were approximately RMB0.6 million, RMB0.6 million and nil for the 2018, 2019 and 2020 fiscal years, respectively.

Services Provided to Related Parties

We provide services to Shanghai Fuxi Network Co., Ltd., which is an entity controlled by Mr. Peiqing Tian, our Chairman. For the 2019 and 2020 fiscal years, we entered into transactions of an aggregate of approximately RMB5.5 million, RMB0.2 million and RMB3.4 million (US$0.5 million) to provide staff outsourcing and services related to live course collaboration to Shanghai Fuxi Network Co., Ltd. in the 2018, 2019 and 2020 fiscal year, respectively.

We also provide service to Shanghai Zhendou Technology Co., Ltd., which is an entity we invested as equity method investment. For the 2018, 2019 and 2020 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB0.05 million and nil to provide school operating services to Shanghai Zhendou Technology Co., Ltd.

Revenue Collected on Behalf of Us by Related Parties

For the 2017 and 2018 fiscal years, one entity controlled by Mr. Peiqing Tian, our Chairman, Shanghai Jiaxin Travel Agency, collected approximately RMB20,000 and RMB161,393, respectively, on behalf of our company.

Amounts Due from Related Parties

Amounts due from Shanghai Fuxi Network Co., Ltd. was RMB62,271 (US$9,306) and nil in the 2019 and 2020 fiscal year, respectively, which represents receivables in relation to services provided for live course collaboration.

Amounts due from Shanghai Zhendou Technology Co., Ltd. was RMB56,530 (US$8,448) and nil in the 2019 and 2020 fiscal year, respectively, which represents receivables in relation to school operation services.

Amounts Due to Related Parties

As of February 29, 2020, we have borrowed loans that are non-interest bearing, unsecured, and due on demand from non-controlling interest shareholders of VIE's subsidiaries, the amount was RMB1.3 million (US$0.2 million).

As of February 29, 2020, the amounts due to Fuxi Network was RMB8,492 (US$1,215) from services charged for online course and net with receivable from provision of services related to live courses collaboration.

As of February 29, 2020, the amounts due to Shanghai Zhendou Technology Co., Ltd. was RMB24,779 (US$3,545) from services charged for course cooperation.

Related Party leases

In September 2019, we entered into two lease contracts with Huangshan Culture Investment Group Co., Ltd., non-controlling interest shareholder of Huangshan R&L. Upon adoption of ASC Topic 842, Lease (see Note 2(t)), the Group recognized an operating lease right-of-use asset and operating lease liability of RMB258,181 (US$36,933) and RMB207,110 (US$29,627) as of February 29, 2020, respectively. The operating lease expenses was RMB53,863 (US$7,705) for the year ended February 29, 2020.

Related party acquisition

In March and April 2020, we entered into share purchase agreements with Four Seasons Online Education (Cayman) Inc., the Cayman holding company of Fuxi Network. Under the agreements, we purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of Four Seasons Online Education (Cayman) Inc. in March and April 2020, respectively, with the total cash consideration of RMBUS$5.8 million.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

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

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Second Amended and Restated Memorandum and Articles of Association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•

the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than one-tenth of all votes attaching to all shares in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Second Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Shareholders’ general meetings may be convened by a majority of our board of directors. The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding in aggregate, at the date of such requisition, not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote to requisition an extraordinary general meeting of the shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our Second Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for any general meeting of shareholders consists of one or more shareholders holding not less than one-third of all votes attaching to all shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our Second Amended and Restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

If our directors refuse to register a transfer they are obligated to, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Second Amended and Restated Memorandum of Association contains a declaration that the liability of our members is so limited.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Second Amended and Restated Memorandum and Articles of Association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, be materially adversely varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to any class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to the shares of that class or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information⸺H. Document on Display.”

Changes in Capital

Our company may from time to time by ordinary resolutions of our shareholders:

•	increase our share capital by new shares of such amount as it thinks expedient;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•

subdivide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our company may by special resolution of our shareholders, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

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

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, the holding company is generally subject to a 25% enterprise income tax rate on its worldwide income. In addition, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, and a 20% withholding tax would potentially be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs. See “Item 4. Key Information — D. Risk Factors—Risk Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Certain United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any United States federal non-income tax laws, including the United States federal estate, gift and alternative minimum tax laws, or the laws of any state, local or non-United States jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	brokers or dealers in stocks and securities, or currencies;
•	persons who use or are required to use a mark-to-market method of accounting;
•	certain former citizens or residents of the United States subject to Section 877 of the Code;
•	entities subject to the United States anti-inversion rules;
•	tax-exempt organizations and entities;
•	persons subject to the alternative minimum tax provisions of the Code;
•	persons whose functional currency is other than the United States dollar;
•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;
•

persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding our ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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

Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including the amount of any PRC or other withholding taxes withheld therefrom) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income

(including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. We currently do not, and we do not intend to, determine our earnings and profits on the basis of United States federal income tax principles. Therefore, a United States Holder should expect that any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” provided certain conditions are met, including (1) we are neither a passive foreign investment company nor treated as such with respect to you in the taxable year in which the dividend is paid or the preceding taxable year, (2) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (3) certain holding period and other requirements are met. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 29, 2020.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the ordinary shares that are represented by ADSs, but not the ordinary shares that are not so represented, will be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC). In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see Item 10. Additional Information — E. Taxation—PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC).

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or our ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

Disposition of the ADSs or Our Ordinary Shares

You will recognize gain or loss on any sale, exchange or other taxable disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, which has held the ADSs or ordinary shares for more than one year, are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 29, 2020.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of our gross income for such year is passive income; or
•	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. While we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If we cease to be a PFIC and you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such an election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•

the amount of the excess distribution or recognized gain allocated to the taxable year of the distribution or disposition, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax for each such year will be subject to the interest charge generally applicable to underpayments of tax.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

For each taxable year that we are treated as a PFIC with respect to you, if any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC (each such entity, a “lower tier PFIC”), you would be treated as owning a proportionate amount (by value) of the shares of each lower tier PFIC for purposes of the application of these PFIC rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

A United States Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “—Dividends and Other Distributions on the ADSs or Our Ordinary Shares,” except that the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election should be available to you, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for equity interests in any lower tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. As previously noted, we believe that we were a PFIC for our taxable year ended February 29, 2020. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or our ordinary shares, and the proceeds from the sale or exchange of our ADSs or our ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report their names, addresses and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

As of February 29, 2020, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB186.7 million (US$26.7 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2020, would result in a decrease of US$2.7 million in cash, cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

For the period from the effective date of the registration statement on Form F-1 to February 29, 2020, we have used US$25.7 million of our proceed from the offering, of which US$20.0 million was paid in connection with our dividend paid in 2018, US$4.0 million was paid in connection with our share repurchase and US$1.7 million was used for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of February 29, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 29, 2020, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of February 29, 2020.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of February 29, 2020.

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

In the course of auditing our consolidated financial statements for the year ended February 29, 2020, we and our independent registered public accounting firm identified no material weakness but two significant deficiencies in our internal control over financial reporting. We are in the process of implementing remediation measures to remediate the identified significant deficiencies. For example, during the fiscal year ended February 29, 2020, we have developed a guidance on internal control procedure over new business models and a formal policy guidance on the design and performance of IT risk management under a uniform framework of internal controls.

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

	For the Year Ended February 28 or 29
	2018	2019	2020
	USD	USD	USD
	(in thousands)
Audit fees(1)	502	616	775
Tax fees(2)	24	—	11

(2)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

On April 15, 2019, the Board of Directors authorized a share repurchase program under which the Company is authorized to repurchase its own ordinary shares in the form of ADS with an aggregate value of up to US$15 million during the next twelve-month period (the “Program”). Pursuant to the Program, share purchases will be made by the Company from time to time through the open market and in privately negotiated transactions at prevailing market prices, depending on the market conditions and other considerations. The share repurchases will be carried out in a manner in compliance with Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein.

The following table summarizes the details of the repurchases made in accordance with the Program as of the date of this annual report.

Period	Total number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
April 2019	—	—	—	—
May 2019	—	—	—	—
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	562,894	2.08	562,894	148,848,196
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	1,035,475	2.08	1,035,475	146,700,150
December 2019	—	—	—	—
January 2020	—	—	—	—
February 2020	83,697	1.48	83,697	146,578,024
March 2020	—	—	—	—
April 2020	—	—	—	—
May 2020	259,509	2.22	259,509	146,001,507
Total	1,941,575		1,941,575

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

We currently follow and intent to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of New York Stock Exchange that a listed company must have (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; and (iii) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules. See “Item 3. Key

Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards under the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards under the New York Stock Exchange.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Four Seasons Education (Cayman) Inc. are included at the end of this annual report.

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

2.4*	Description of Securities
4.1	2015 Share Option Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)
4.2	2018 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 from our registration statement on Form S-8 (File No. 333-224308) filed publicly with the SEC on April 17, 2018)
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

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr.  Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2019

4.15*

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2020

4.16*

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2020

8.1*	List of subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

12.1*	Certification by the Group Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Group Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Group Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Fangda Partners regarding certain PRC law matters
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Director

Date:  June 24, 2020

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. and its subsidiaries (the “Company”) as of February 29, 2020 and February 28, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended February 29, 2020, and the related notes listed in the Index (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2020 and February 28, 2019, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Adoption of New Accounting Standards

As discussed in Note 2(ac) to the financial statements, the Company has changed its method of accounting for leases on March 1, 2019 due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), and related ASUs using a modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 24, 2020

We have served as the Company's auditor since 2017.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 28, 2019	As of February 29, 2020
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		439,580	404,652	57,885
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil and RMB215 as of February 28, 2019 and February 29, 2020, respectively		811	1,261	180
Amounts due from related parties	13	119	—	—
Other receivables, deposits and other assets, net of allowance for doubtful accounts of nil and RMB5,052 as of February 28, 2019 and February 29, 2020, respectively		22,517	18,484	2,644
Short-term investments		32,715	10,000	1,430
Long-term investment under fair value - current		—	181,821	26,009
Total current assets		495,742	616,218	88,148
Restricted cash		31,655	37,703	5,393
Property and equipment, net	4	27,000	19,749	2,825
Operating lease right-of-use assets	14	—	190,074	27,190
Intangible assets, net	5	43,897	8,765	1,254
Goodwill	6	149,775	35,163	5,030
Deferred tax assets	11	9,536	13,445	1,923
Equity method investments		219	1,295	185
Long-term investments under fair value - non-current		162,937	104,414	14,936
Rental deposits - non-current		11,293	10,790	1,544
Total non-current assets		436,312	421,398	60,280
TOTAL ASSETS		932,054	1,037,616	148,428

Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB10,719 and RMB1,323 as of February 28, 2019 and February 29, 2020, respectively)	13	10,719	1,323	189
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB50,953 and RMB69,797 as of February 28, 2019 and February 29, 2020, respectively)	7	56,566	75,118	10,746
Operating lease liabilities - current (including operating lease liabilities - current of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of nil and RMB49,221 as of February 28, 2019 and February 29, 2020, respectively)	14	—	51,842	7,416
Income tax payable (including income tax payable of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB3,659 and RMB10,066 as of February 28, 2019 and February 29, 2020, respectively)		9,065	12,789	1,829
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB87,870 and RMB71,946 as of February 28, 2019 and February 29, 2020, respectively)		87,870	71,946	10,290
Total current liabilities		164,220	213,018	30,470

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of February 28, 2019	As of February 29, 2020
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB10,903 and RMB2,136 as of February 28, 2019 and February 29, 2020, respectively)	11	10,903	2,136	306
Operating lease liabilities - non-current (including operating lease liabilities - non-current of the consolidated VIEs and VIEs' subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of nil and RMB135,867 as of February 28, 2019 and February 29, 2020, respectively)	14	—	147,510	21,101
Total non-current liabilities		10,903	149,646	21,407
TOTAL LIABILITIES		175,123	362,664	51,877
Commitments and Contingencies	15	—	—	—

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 24,066,033 shares issued and outstanding as of February 28, 2019, and 24,101,983 and 23,131,195 shares issued and outstanding as of February 29, 2020, respectively)		15	15	2
Additional paid-in capital		711,668	742,637	106,234
Treasury shares (nil and 970,788 shares as of February 28, 2019 and February 29, 2020, respectively)	8	—	(27,899)	(3,991)
Accumulated deficit		(601)	(110,094)	(15,749)
Accumulated other comprehensive income		1,607	26,091	3,732
Shareholders’ equity		712,689	630,750	90,228
Non-controlling interests		44,242	44,202	6,323
Total equity		756,931	674,952	96,551
TOTAL LIABILITIES AND EQUITY		932,054	1,037,616	148,428

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(Amounts in thousands, except for share and per share data)

		2018	2019	2020
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	2(q)	300,533	335,643	389,049	55,653
Cost of revenue		(109,444)	(171,822)	(200,933)	(28,743)

Gross profit		191,089	163,821	188,116	26,910

General and administrative expenses		(92,932)	(128,349)	(139,370)	(19,937)
Sales and marketing expenses		(36,565)	(33,783)	(34,367)	(4,916)
Impairment loss on intangible assets and goodwill		—	(557)	(145,416)	(20,802)

Operating income (loss)		61,592	1,132	(131,037)	(18,745)
Subsidy income		2,432	4,150	9,572	1,369
Interest income, net		5,546	6,756	5,229	748
Other (expenses) income, net		(1,302)	(3,311)	11,080	1,585

Income (Loss) before income taxes and loss from equity method investments		68,268	8,727	(105,156)	(15,043)

Income tax expense	11	(26,424)	(10,116)	(4,189)	(599)
Loss from equity method investments		—	(81)	(224)	(32)

Net income (loss)		41,844	(1,470)	(109,569)	(15,674)
Net loss attributable to non-controlling interests		(2,529)	(869)	(76)	(11)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.		44,373	(601)	(109,493)	(15,663)
Net income (loss) per ordinary share:
- Basic	12	2.15	(0.02)	(4.63)	(0.66)
- Diluted	12	1.98	(0.02)	(4.63)	(0.66)

Weighted average shares used in calculating net income (loss) per ordinary share:
- Basic	12	17,057,056	24,053,492	23,668,916	23,668,916
- Diluted	12	18,524,644	24,053,492	23,668,916	23,668,916

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(Amounts in thousands, except for share and per share data)

	2018	2019	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net income (loss)	41,844	(1,470)	(109,569)	(15,674)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(34,771)	29,916	24,484	3,502
Comprehensive income (loss)	7,073	28,446	(85,085)	(12,172)
Less: Comprehensive loss attributable to non-controlling interests	(2,529)	(869)	(76)	(11)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	9,602	29,315	(85,009)	(12,161)

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. Shareholders' Equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1, 2017	14,000,000	9	—	—	8,305	(12,922)	6,462	1,854	5,782	7,636
Non-controlling interests capital injection	—	—	—	—	—	—	—	—	3,160	3,160
Conversion of preferred shares into ordinary shares	5,222,222	3	—	—	163,804	—	—	163,807	—	163,807
Issuance of ordinary shares upon initial public offering ("IPO"), net of offering cost	4,804,369	3	—	—	578,568	—	—	578,571	—	578,571
Dividends declared (Note 10)	—	—	—	—	(94,318)	(31,451)	—	(125,769)	—	(125,769)
Share-based compensation	—	—	—	—	23,470	—	—	23,470	—	23,470
Net income (loss) for the year	—	—	—	—	—	44,373	—	44,373	(2,529)	41,844
Foreign currency translation adjustments	—	—	—	—	—	—	(34,771)	(34,771)	—	(34,771)
Balance at February 28, 2018	24,026,591	15	—	—	679,829	—	(28,309)	651,535	6,413	657,948
Offering cost	—	—	—	—	(847)	—	—	(847)	—	(847)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	35,015	35,015
Non-controlling interests capital injection	—	—	—	—	—	—	—	—	3,683	3,683
Option exercised	39,442	—	—	—	439	—	—	439	—	439
Share-based compensation	—	—	—	—	32,247	—	—	32,247	—	32,247
Net loss for the year	—	—	—	—	—	(601)	—	(601)	(869)	(1,470)
Foreign currency translation adjustments	—	—	—	—	—	—	29,916	29,916	—	29,916
Balance at February 28, 2019	24,066,033	15	—	—	711,668	(601)	1,607	712,689	44,242	756,931
Repurchase of ordinary shares (Note 8)	(970,788)	—	970,788	(27,899)	—	—	—	(27,899)	—	(27,899)
Purchase of non-controlling interests	—	—	—	—	(298)	—	—	(298)	(3,037)	(3,335)
Non-controlling interests capital injection	—	—	—	—	—	—	—	—	3,073	3,073
Option exercised	35,950	—	—	—	409	—	—	409	—	409
Share-based compensation	—	—	—	—	30,858	—	—	30,858	—	30,858
Net loss for the year	—	—	—	—	—	(109,493)	—	(109,493)	(76)	(109,569)
Foreign currency translation adjustments	—	—	—	—	—	—	24,484	24,484	—	24,484
Balance at February 29, 2020 in RMB	23,131,195	15	970,788	(27,899)	742,637	(110,094)	26,091	630,750	44,202	674,952
Balance at February 29, 2020 in USD (Note 2)	23,131,195	2	970,788	(3,991)	106,234	(15,749)	3,732	90,228	6,323	96,551

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(Amounts in thousands, except for share and per share data)

	2018	2019	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net income (loss) for the year	41,844	(1,470)	(109,569)	(15,674)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	23,470	32,247	30,858	4,414
Allowance for doubtful accounts	—	—	5,267	753
Depreciation of property and equipment	6,537	14,528	15,424	2,206
Noncash lease expenses	—	—	54,808	7,840
Loss of disposal of property and equipment	51	1,596	249	36
Loss from property and equipment impairment	—	—	764	109
Amortization of intangible assets	—	3,435	4,328	619
Loss from intangible assets impairment	—	—	30,804	4,406
Loss from equity method investments, net of taxes	—	81	224	32
Loss from goodwill impairment	—	557	114,612	16,395
Fair value change of investments	—	4,783	(11,134)	(1,593)
Changes in operating assets and liabilities and other, net:
Accounts receivable and contract assets	(5,463)	4,943	(665)	(95)
Amounts due from related parties	32,944	12,746	(594)	(85)
Other receivables, deposits and other assets	1,567	(14,081)	(3,517)	(503)
Deferred income taxes	(3,034)	(6,334)	(12,676)	(1,813)
Rental deposits - non-current	(5,955)	(800)	(107)	(15)
Changes in operating lease liabilities	—	—	(47,550)	(6,802)
Amounts due to related parties	(420)	—	446	64
Accrued expenses and other current liabilities	(8,288)	27,839	22,424	3,208
Income tax payable	7,452	(5,557)	3,724	533
Deferred revenue	5,258	(21,366)	(15,925)	(2,278)
Net cash provided by operating activities	95,963	53,147	82,195	11,757
Cash flows from investing activities
Purchases of property and equipment	(23,113)	(17,870)	(9,186)	(1,314)
Purchases of intangible assets	—	(322)	—	—
Acquisition of businesses, net of cash acquired	—	(133,902)	(10,115)	(1,447)
Prepayments to acquire subsidiaries	(1,300)	—	—	—
Payments to equity method investments	—	(300)	—	—
Purchase of short-term investments	—	—	(10,000)	(1,430)
Purchase of investments under fair value	(158,235)	(34,823)	(104,602)	(14,963)
Proceeds from maturity of investments under fair value	—	—	35,157	5,029
Loans to related parties	(4,550)	—	—	—
Collection of loans to related parties	16,751	—	—	—
Net cash used in investing activities	(170,447)	(187,217)	(98,746)	(14,125)

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(Amounts in thousands, except for share and per share data)

	2018	2019	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Payments to acquire non-controlling interests	—	—	(3,335)	(477)
Contribution from non-controlling shareholders of subsidiaries	3,160	3,683	3,073	440
Proceeds from initial public offering, net of offering cost paid of RMB14,445 in 2018	580,153	—	—	—
Offering cost paid	—	(847)	—	—
Proceeds from related parties loans	390	214	986	141
Net proceeds from options exercised	—	66	758	108
Repurchase of ordinary shares	—	—	(27,899)	(3,991)
Dividends paid	(122,092)	(3,677)	—	—
Net cash provided by (used in) financing activities	461,611	(561)	(26,417)	(3,779)
Effect of foreign exchange rate changes	(34,771)	22,542	14,088	2,015
Net increase (decrease) in cash, cash equivalents and restricted cash	352,356	(112,089)	(28,880)	(4,132)
Cash, cash equivalents and restricted cash at beginning of the year	230,968	583,324	471,235	67,410
Cash, cash equivalents and restricted cash at end of the year	583,324	471,235	442,355	63,278
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	583,324	439,580	404,652	57,885
Restricted cash	—	31,655	37,703	5,393
Total cash, cash equivalents and restricted cash	583,324	471,235	442,355	63,278
Supplemental disclosure of cash flow information:
Income taxes paid	21,987	22,010	13,142	1,880
Cash paid for amounts included in measurement of lease liabilities	—	—	60,206	8,612
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	16,412	2,348
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	145	984	221	32
Payables for business acquisitions	—	10,115	—	—
Dividends payable	3,677	—	—	—
Other payable related to cost of initial public offering	1,582	—	—	—

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

The Company was incorporated by the same shareholders of Four Seasons Investment with identical shareholdings. On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi", or “WFOE”) in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. (the VIEs) and their subsidiaries. Our education services are mainly delivered through learning centers, which are physical establishments of education facilities at a specific geographic location, and are directly held and operated by VIEs and VIE’s subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs. The Company has accounted for these transactions as a reorganization of entities under common control. In conjunction with the reorganization, the Company issued Series A convertible redeemable preferred shares to unrelated third party investors. Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the VIEs and their subsidiaries for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the reorganization are presented as if the reorganization transactions occurred at the beginning of the first period presented.

In November 2017, the Group completed its initial public offering ("IPO") and issued 10,100,000 American depositary shares representing 5,050,000 of the Company's ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were RMB572,603 (US$90,487).

As of February 29, 2020, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at February 29, 2020(4)	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Education and management consulting service
Shanghai Shiji Human Resources Service Co., Ltd. ("Shiji")	November 1, 2019	Shanghai	100%	Human resource consulting service
Variable interest entities:
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment") (1)	March 13, 2007	Shanghai	100%	After-school tutoring
Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons")	March 12, 2014	Shanghai	100%	After-school tutoring
VIEs' subsidiaries:
Shanghai Tongfang Technology Further Education School ("Tongfang School") (1)	May 16, 2013	Shanghai	100%	After-school tutoring
Taicang Four Seasons Education and Training Center ("Taicang School")	August 1, 2015	Jiangsu	100%	After-school tutoring
Jiangxi Four Seasons Investment Management Co., Ltd. ("Jiangxi Investment")	September 16, 2015	Jiangxi	70%	After-school tutoring
Anhui Four Seasons Education Consulting Co., Ltd. ("Anhui Consulting")	August 1, 2016	Anhui	51%	After-school tutoring
Four Seasons Class Training Co., Ltd. ("Four Seasons Class")	September 1, 2016	Shanghai	100%	After-school tutoring
Taicang Four Seasons Education Technology Co., Ltd. ("Taicang Four Seasons")	November 4, 2016	Jiangsu	100%	After-school tutoring
Shanghai Shane Education Consulting Co., Ltd. ("Shane Education")	January 1, 2017	Shanghai	70%	Language education
Shanghai Shane English Training School ("Shane School")	January 1, 2017	Shanghai	70%	Language education
Shanghai Saxon English School ("Saxon School")	January 1, 2017	Shanghai	70%	Language education
Suzhou Four Seasons Education Technology Co., Ltd. ("Suzhou Four Seasons")	January 20, 2017	Jiangsu	100%	After-school tutoring
Shanghai Four Seasons Youth Education Technology Co., Ltd. ("Four Seasons Youth") (2)	January 20, 2017	Shanghai	100%	Education consulting service
Shanghai Jing'an Modern Art Culture Education School ("Modern Art School")	January 25, 2017	Shanghai	100%	After-school tutoring
Nanchang Honggutan New Area Four Seasons Training School (“Honggutan Four Seasons”)	March 15, 2017	Jiangxi	70%	After-school tutoring
Changzhou Fuxi Education Technology Co., Ltd. ("Changzhou Fuxi")	April 14, 2017	Jiangsu	70%	After-school tutoring
Wuxi Fuxi Education Consulting Co., Ltd. (“Wuxi Fuxi”)	June 21, 2017	Jiangsu	67%	After-school tutoring
Fujian Four Seasons Education Consulting Co., Ltd. ("Fujian Four Seasons")	December 3, 2017	Fujian	51%	After-school tutoring
Shanghai Wupin Education Consulting Services Co., Ltd. ("Wupin")	March 1, 2018	Shanghai	90%	Education consulting service
Shanghai Jing'an Yuancheng Education and Training Center ("Yuancheng Center")	March 1, 2018	Shanghai	90%	Early childhood tutoring
Shanghai Pinran Information Technology Co., Ltd. ("Pinran") (3)	March 1, 2018	Shanghai	90%	Education consulting service
Shenzhen Four Seasons Education and Training Co., Ltd. ("Shenzhen Four Seasons")	March 16, 2018	Guangdong	79%	After-school tutoring

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at February 29, 2020	Principal activities
VIEs' subsidiaries: - continued
Shanghai Juetai Technology Co., Ltd. ("Juetai")	April 24, 2018	Shanghai	100%	Management consulting service
Shanghai Four Seasons Education Research Institute ("Research Institute")	June 5, 2018	Shanghai	100%	Education research
Zhuji Four Seasons Training Center Co., Ltd. ("Zhuji Four Seasons")	June 12, 2018	Zhejiang	51%	After-school tutoring
Shanghai Jing'an Four Seasons Bridge Club ("Bridge Club")	June 21, 2018	Shanghai	100%	Bridge training
Siqiang (Shanghai) Consulting Management Co., Ltd. ("Siqiang")	July 27, 2018	Shanghai	100%	Management consulting service
Shenzhen Four Seasons Caina Education Technology Co., Ltd. ("Shenzhen Caina")	August 13, 2018	Guangdong	100%	After-school tutoring
Taijie Investment Management (Shanghai) Co., Ltd. ("Taijie")	August 28, 2018	Shanghai	100%	Education consulting service
Shanghai Fantasy Business Consulting Co., Ltd. ("Fantasy")	September 1, 2018	Shanghai	51%	Management consulting service
Shanghai Huangpu Fantasy Further Education School ("Fantasy School")	September 1, 2018	Shanghai	51%	Art education
Chongqing Jianzhi Education Information Consulting Co., Ltd. ("Chongqing Jianzhi")	September 1, 2018	Chongqing	51%	Education consulting service
Chongqing Jingzhan Math Training Center Co., Ltd. ("Chongqing School")	September 1, 2018	Chongqing	51%	After-school tutoring
Changzhou Tianning Four Seasons Training Center Co., Ltd. ("Changzhou Tianning")	September 29, 2018	Jiangsu	70%	After-school tutoring
Huai'an Four Seasons Art Training Co., Ltd. ("Huai'an Four Seasons")	March 6, 2019	Jiangsu	60%	After-school tutoring
Fuzhou Cangshan Four Seasons Training Center Co., Ltd. ("Fuzhou Cangshan")	May 9, 2019	Fujian	51%	After-school tutoring
Huangshan Four Seasons Research and Learning Education Development Co., Ltd. ("Huangshan R&L")	June 5, 2019	Anhui	65%	Study tour service
Huangshan Four Seasons Education Development Co., Ltd. ("Huangshan Education Development")	June 5, 2019	Anhui	95%	Study tour service
Shanghai JPUE Information Service Co., Ltd. ("JPUE")	July 1, 2019	Shanghai	70%	Overseas study service
Shenzhen Luohu District Four Seasons Caina Education and Training Center Co., Ltd. ("Luohu Caina")	September 20, 2019	Guangdong	100%	After-school tutoring
Wuxi Four Seasons Education and Training Center Co., Ltd. ("Wuxi Four Seasons")	November 1, 2019	Jiangsu	60%	After-school tutoring

(1)

On March 1, 2020, Shanghai Fuxi terminated the contractual arrangements with Four Seasons Investment including the exclusive service agreement, exclusive call option agreement, equity pledge agreement and shareholder voting rights proxy agreement. At the same time, the ownership of the learning center previously held by Four Seasons Investment namely Tongfang School was transferred to the other VIE of the Company, namely Shanghai Four Seasons. Other than Tongfang School, the assets and liabilities held by Four Seasons Investment were immaterial.

(2)

Previously known as "Shanghai Four Seasons Only Education Technology Co., Ltd." and the legal name of the subsidiary was changed to "Shanghai Four Seasons Youth Education Technology Co., Ltd.", effective from September 23, 2019.

(3)

Previously known as "Shanghai Yuancheng Education and Training Co., Ltd." and the legal name of the subsidiary was changed to "Shanghai Pinran Information Technology Co., Ltd.", effective from January 3, 2020.

(4)	During the year ended February 29, 2020, the Group acquired equity interests from the non-controlling interest holders for total cash consideration of RMB3,335(US$477).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Determining whether the Company is the primary beneficiary in the VIE arrangement between the WFOE and the VIE entities requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are in fact valid and legally enforceable and therefore are indeed substantive.

The Company has also considered conflicts of interest arisen from the contractual arrangements. Mr. Tian is the nominal shareholder of the VIEs, and Mr. Tian is also the controlling shareholder and the largest shareholder of the Company. The interests of Mr. Tian as the nominal shareholder of the VIEs may differ from the interests of the Company as a whole, since Mr. Tian is only one of the beneficial shareholders of the Company. The Company relies on Mr. Tian, as a director of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. The Company believes Mr. Tian will not act contrary to any of the contractual arrangements and the call option agreement provides the Company with a mechanism to remove Mr. Tian as a nominal shareholder of the VIEs should he act to the detriment of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Tian, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The Company, through its wholly owned subsidiary in China, Shanghai Fuxi Information Technology Service Co., Ltd, (the “WFOE”) has entered into the following contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

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

	As at
	February 28,	February 29,
	2019	2020
	RMB	RMB	USD
ASSETS
Total current assets	149,274	108,009	15,451
Total non-current assets	272,277	302,448	43,265
TOTAL ASSETS	421,551	410,457	58,716

LIABILITIES
Total current liabilities	153,201	202,353	28,946
Total non-current liabilities	10,903	138,003	19,741
TOTAL LIABILITIES	164,104	340,356	48,687

	Year Ended
	February 28,	February 28,	February 29,
	2018	2019	2020
	RMB	RMB	RMB	USD
Total revenue	300,533	335,643	389,049	55,653
Operating income (loss)	79,863	24,929	(101,126)	(14,466)
Net income (loss)	63,489	25,834	(96,977)	(13,872)
Net cash provided by operating activities	88,619	119,185	54,778	7,834
Net cash used in investing activities	(11,812)	(151,373)	(29,206)	(4,178)
Net cash provided by financing activities	3,550	3,897	724	104

The VIEs contributed 100%, 100% and 100% of the Group's consolidated revenue for three years ended February 28, 2018, 2019 and February 29, 2020. As of February 28, 2019 and February 29, 2020, the VIEs accounted for an aggregate of 45.2% and 39.6% respectively, of the audited consolidated total assets, and 93.7% and 93.8% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents and investments under fair value.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of useful lives of long-lived assets,  realization of deferred tax assets, impairment assessment of long-lived assets, intangible assets and goodwill, valuation of share-based compensation, fair value assessment of investments, assumptions used to determine the fair value of the assets acquired through business combination and incremental borrowing rate for lease. Actual results may differ materially from those estimates.

(d) Business combinations

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

(e) Fair value

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

The Company's non-financial assets, which primarily consist of goodwill, intangible assets, property and equipment, and operating lease right-of-use assets, are not required to be measured at fair value on a recurring basis, and instead are reported at carrying value in its consolidated balance sheet. However, on a periodic basis or whenever events or changes in circumstances indicate that they may not be fully recoverable (and at least annually for goodwill), the respective carrying value of non-financial assets are assessed for impairment and, if ultimately considered impaired, are adjusted and written down to their fair value, as estimated based on consideration of external market participant assumptions. The fair values of these assets were determined based on Level 3 measurements, the related inputs of which included estimates of the amount and timing of the assets' net future discounted cash flows, based on historical experience and consideration of current trends, market conditions, and comparable sales, as applicable.

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 28, 2018, 2019 and February 29, 2020:

	February 28,		February 28,		February 29,
	2018		2019		2020
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 4)	—	—	—	—	—	—	764	109
Operating lease right-of-use assets	—	—	—	—	—	—	800	114
Intangible assets, net (Note 5)	—	—	—	—	—	—	30,804	4,406
Goodwill (Note 6)	—	—	—	557	17,022	2,435	114,612	16,395

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets, amounts due from related parties, other receivables, short-term investments, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(f) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and affiliates incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the RMB during the year are converted into RMB at the applicable rates of exchange prevailing on the day transactions occurred. Exchange gains and losses are recognized in the consolidated statements of operations.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income (loss).

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB161,444 and RMB186,607 (US$26,694) as of February 28, 2019 and February 29, 2020, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended February 29, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9906, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2020, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value.

(j) Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected. The balances of accounts receivable and contract assets and other receivables are written off when the Group determines that the balance is uncollectible. There was no allowance recorded during the years ended February 28, 2018 and 2019. The Group recognized RMB215(US$31) and RMB5,052(US$722) allowance for accounts receivable and contract assets and other receivables, deposits and other assets during the year ended February 29, 2020, respectively.

(k) Restricted cash

The Group's restricted cash represents deposits restricted as to withdrawal or use under government regulations. Restricted cash is classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities.

(l) Investments

The Group's investments consist of wealth management products and investments under fair value. Wealth management products are mainly deposits placed with financial institutions with original maturities greater than three months, but less than twelve months. The Group classifies the wealth management products as held-to-maturity securities. The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other (income) expense, net in the consolidated statements of operations. For the year ended February 28, 2018, the fair value change was immaterial as the investment was newly purchased in the end of February 2018. Loss of RMB4,783 and income of RMB11,134(US$1,593) on fair value changes were recorded in the consolidated statements of operations for the year ended February 28, 2019 and February 29, 2020, respectively.

(m) Property and equipment, net

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

(n) Intangible assets, net

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

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized nil, nil and RMB764 (US$109) impairment loss of property and equipment during the years ended February 28, 2018, 2019 and February 29, 2020. The Group recognized nil, nil and RMB30,804(US$4,406) impairment loss on intangible assets during the years ended February 28, 2018, 2019 and February 29, 2020.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is reviewed at least annually for impairment (February 28 or 29 for the Group). The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. During the year ended February 29, 2020, the Group restructures the senior management team in the reporting units and focus strategy on the elementary school programs and middle school programs. As a result, the structure of the Group’s reporting units changed and goodwill generated from acquisitions in fiscal year 2017 and 2019 was allocated to two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, as of February 29, 2020.

In the evaluation of goodwill for impairment, the Group may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, the quantitative impairment test is performed.

Prior to March 1, 2019, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of the goodwill. An impairment charge equal to the amount by which the carrying amount of goodwill exceeds the implied fair value of the goodwill is recorded, limited to the amount of goodwill allocated to the reporting unit.

Starting from March 1, 2019, the Group early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When determining the fair value of each reporting unit, the Group uses discounted cash flow model that includes a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operation and the uncertainty inherent in the Group’s internally developed forecast.

Based on the results of annual goodwill impairment tests, the Group recognized nil, RMB557 and RMB114,612(US$16,395) impairment loss on goodwill during the years ended February 28, 2018, 2019 and February 29, 2020.

(q) Revenue recognition

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

The Group derives substantially all of its revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students through standard, ivy and special programs, in which revenue is recognized proportionately over time as the tutoring sessions are delivered. In response to the COVID-19 pandemic, starting from February 1, 2020, the Group has temporarily transitioned the tutoring services delivery method and offered online courses to students who elected to remain enrolled in the programs. The Group recognizes revenue proportionately over the term of the online tutoring sessions are delivered. RMB19,011 of the online course revenue are recognized for the year ended February 29, 2020. The Group recognizes application fees and material fees charged at a point in time, of which the amounts are insignificant for the year ended February 29, 2020 and are included in standard and ivy programs below.

Disaggregation of Revenue

The following tables represent disaggregation of Group's revenue from contracts with customers by main education programs for the years ended February 28, 2018, 2019 and February 29, 2020. The Group’s revenue is reported net of value added taxes and surcharges.

	For the year ended
	February 28	February 28	February 29
	2018	2019	2020
	RMB	RMB	RMB	USD
Standard programs	201,876	255,147	269,792	38,594
Ivy programs	70,458	75,142	105,875	15,145
Special programs and others	29,663	6,785	15,016	2,148
Less: sales tax	1,464	1,431	1,634	234
Total	300,533	335,643	389,049	55,653

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

Special programs Special programs mainly include courses delivered to K-12 schools, short-term, intensive workshops, as well as consulting service and test preparation service related to overseas studying.

Others Other revenue comprises mainly of the provision of training and staff outsourcing services.

Each contract of the abovementioned programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There are no variable considerations in the contracts with customers, except that the Group offers certain refunds for the standard and ivy programs. These refunds are offered for any unattended classes to students who decide to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled to COVID-19 and are subject to refund at the option of the customer. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method.  Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB2,718 and RMB23,179(US$3,316) as of February 28, 2019 and February 29, 2020.

In some promotion activities, the Group grants cash coupon to students who make qualified course purchases. Those students can redeem the cash coupon in the next purchase as part of payment prior to the incentive’s expiration. The Group determined the cash coupon granted to existing students are material rights. As a result, a portion of sales price received on students making qualified purchases is allocated to the sales incentives granted based on the relative standalone selling prices. The selling price of cash coupon is estimated based on the discount amount and the probability of redemption. Revenue allocated to sales incentives is recorded as deferred revenue until redemption or expiration. Once the coupon is redeemed, revenue will be recognized based on the revenue recognition policy discussed above. Students may not always redeem cash coupon before the expiration of the sales incentive. Therefore, the Group expects to be entitled to a breakage amount in deferred revenue related to the incentives. The Group estimates the breakage based on historical students’ usage and recognizes the estimated breakage as revenue in proportion to the pattern of incentives exercised by students. The assessment of estimating breakage is updated on a quarterly basis. Changes in estimated breakage is accounted for by adjusting deferred revenue to reflect the remaining incentive rights expected to be exercised. Historically, the estimated breakage has not been significantly changed and the amount related to the sales incentives is not material.

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the cooperation with other learning centers and K-12 school course delivery performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were RMB106 and RMB53 (US$8) as of February 28, 2019 and February 29, 2020, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the year ended February 28, 2019 and February 29, 2020, RMB90,101 and RMB87,870 of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2018 and 2019. The contract liabilities were RMB87,870 and RMB71,946(US$10,292) as of February 28, 2019 and February 29, 2020. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

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

(r) Cost of revenue

Cost of revenue consists of the following:

•	Staff costs, which primarily consist of teaching salaries and other benefits for the teachers,
•

Education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, student activity expenses and platform and service charges for online course,

•	Rental, utilities and maintenance costs for the learning centers, and
•	Amortization of leasehold improvement of learning centers.

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing (see disclosure on funding commitment in Note 15). The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 28, 2018, 2019 and February 29, 2020, the advertising expenses were RMB27,033, RMB26,317 and RMB25,943(US$3,711), respectively.

(t) Leases

The Group has lease contracts mainly for offices and learning centers in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group’s leases have lease terms of up to fifteen years, which includes lessee options to extend the lease, only to the extent it is reasonably certain that the Group will exercise such extension options. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Noncash lease expenses are used as the noncash add-back for the amortization of the right-of-use assets to the operating section of the consolidated statements of cash flows. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the right-of use assets, the Group recognized impairments of RMB800(US$114) related to the write-down of value of certain operating lease right-of-use assets as of February 29, 2020.

(u) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB2,432, RMB4,150 and RMB9,572(US$1,369) for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

(v) Income taxes

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

(w) Employee benefits

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

(x) Share-based compensation

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

(y) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

(z) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) included net income (loss) and foreign currency translation adjustments.

(aa) Earnings (loss) per share

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

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings (loss) per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive; the effect of the share options is computed using the treasury stock method.

Upon the consummation of the Group's IPO on November 8, 2017, the convertible redeemable preferred shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on such conversion date.

(ab) Treasury shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. Treasury shares is accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

(ac) Recent accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the “optional transition method”) and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group adopted Topic 842 on March 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. See Note 2(t) for the updated accounting policy related to lease. Upon adoption of Topic 842, the Group recognized both a right-of-use assets and corresponding lease liabilities of RMB239,202(US$34,218) and RMB241,222(US$34,507), respectively, on the consolidated balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid and accrued rent. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows upon adoption as described in Note 14. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment by eliminating Step 2 of goodwill impairment analysis, while retaining the option to perform an initial qualitative assessment for a reporting unit to determine if a quantitative impairment test is required. The Group adopted this ASU on March 1, 2019. See Note 2(p) for the updated accounting policy related to goodwill impairment.

(ad) Recent accounting pronouncements not yet adopted

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

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value". ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify various aspects related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for annual periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. The Group is currently evaluating the impact of the new standard on its consolidated financial statements and related disclosures.

3.	BUSINESS COMBINATION

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

	For the years ended February 28,
	2018	2019
	RMB	RMB
Pro forma net revenue	307,790	335,643
Pro forma net income (loss)	41,172	(1,470)

Revenue and net income of the acquiree included in the consolidated statements of operations for the year ended February 28, 2019 were RMB26,263 and RMB4,238, respectively.

The Group recognized RMB2,038 of transaction costs for the acquisition which were included in general and administrative expenses in the year ended February 28, 2019.

Acquisition of Fantasy

The Group acquired 51% equity interests of Shanghai Fantasy Business Consulting Co., Ltd. and its subsidiary ("Fantasy") on September 1, 2018, for a total consideration of RMB12,000 which was fully paid as of February 29, 2020. The acquisition was using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on an independent appraiser's valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. The excess of the total consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not tax deductible. The results of the acquiree's operations have been included in the consolidated financial statements since the date of acquisition. The allocation of purchase price as of the date of the acquisition is summarized as below:

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

Other acquisitions

On September 1, 2018, the Group acquired 51% equity interest of Chongqing Jianzhi Education Information Consulting Service Co., Ltd. and its subsidiary ("Chongqing Jianzhi"), for a total consideration of RMB8,000 which was fully paid as of February 29, 2020. The intangible assets, goodwill and non-controlling interests acquired from the acquisition were RMB980, RMB14,072 and RMB7,686, respectively.

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

The transaction cost for the acquisitions of Chongqing Jianzhi and Nanxiang was immaterial.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at
	February 28, 2019	February 29, 2020
	RMB	RMB	USD
Leasehold improvement	36,817	43,052	6,159
Motor vehicles	2,593	2,593	371
Electronic equipment	3,792	4,818	688
Office equipment & furniture	7,301	8,316	1,190
Construction in progress	90	125	18
Total	50,593	58,904	8,426
Less: accumulated depreciation	23,593	38,391	5,492
impairment loss	—	764	109
Property and equipment, net	27,000	19,749	2,825

For the years ended February 28, 2018, 2019 and February 29, 2020, depreciation expenses were RMB6,537, RMB14,528 and RMB15,424(US$2,206) respectively.

5.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As at
	February 28, 2019	February 29, 2020
	RMB	RMB	USD
Trade name	37,400	37,400	5,350
Student base and customer relationship	7,940	7,940	1,136
School cooperation agreements	1,000	1,000	143
Non-compete agreements	670	670	96
Purchased software	322	322	46
Total	47,332	47,332	6,771
Less: accumulated amortization	3,435	7,763	1,111
impairment loss	—	30,804	4,406
Intangible assets, net	43,897	8,765	1,254

For the years ended February 28, 2018, 2019 and February 29, 2020, amortization expenses were nil, RMB3,435 and RMB4,328(US$619), respectively. As of February 29, 2020, estimated amortization expense of the existing intangible assets for each of the next five years is RMB1,915, RMB1,842, RMB1,140, RMB882 and RMB756, respectively.

The Group recorded impairment loss for intangible assets of nil, nil and RMB30,804(US$4,406) for the year ended February 28, 2018, 2019 and February 29, 2020, respectively. The impairment in the fiscal year 2020 arose from the adverse impact that COVID-19 has had on the Group's operation forecast attributable to the intangible assets acquired in business combination.

6.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2019 and February 29, 2020 consisted of the following:

	As at
	February 28, 2019	February 29, 2020
	RMB	RMB	USD
Balance at beginning of the year
Goodwill	557	150,332	21,505
Accumulated impairment loss	—	(557)	(80)
	557	149,775	21,425
Goodwill acquired during the year	149,775	—	—
Impairment losses	(557)	(114,612)	(16,395)
Balance at ending of the year
Goodwill	150,332	150,332	21,505
Accumulated impairment loss	(557)	(115,169)	(16,475)
	149,775	35,163	5,030

As of February 28, 2019, the goodwill balance of RMB557 included in Shane Education reporting unit was written off.

During the year ended February 29, 2020, goodwill was allocated to the following two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, which were defined upon the contents of tutoring services provided, type of customer and separate management within these businesses. The Group performed qualitative assessment for each reporting unit and considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group determined that the above factors are more likely than not to have a significant adverse impact on the Four Seasons Education reporting unit and therefore a quantitative impairment test was performed utilizing an income approach to determine the Four Seasons Education reporting unit's fair value.

The income approach, discounted cash flow method, was performed by calculating the fair value based on future forecasted cash flows discounted back to the present value, including significant judgments related to risk adjusted discount rates, terminal growth rates, and the weighted average cost of capital (“WACC”). The projected cash flows were developed by the Group based on current known business and market conditions as well as future anticipated industry trends. The underlying results were driven by the underperforming results of Four Seasons Education reporting unit since the acquisition dates, the business structures related to cost and operating expense, market conditions and other factors including adverse impacts associated with COVID-19 existing as of February 29, 2020. A terminal value growth rate of 3% and WACC of 17% were utilized based on industry and macroeconomic indicators as well as estimated risk premiums.

Based on the quantitative goodwill impairment test the Group recorded goodwill impairment charges of RMB114,612(US$16,395) in Four Seasons Education reporting unit during the year ended February 29, 2020.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at
	February 28, 2019	February 29, 2020
	RMB	RMB	USD
Accrued employee payroll and welfare benefits	11,623	10,565	1,511
Payable for funding commitments (1)	25,000	25,000	3,576
Deposits received from network partners	100	100	14
Other taxes payable (2)	2,668	2,477	354
Professional service fee payable	3,329	3,562	510
Rental payable	3,283	—	—
Refund liabilities	2,718	23,179	3,316
Others	7,845	10,235	1,465
Total	56,566	75,118	10,746

(1)

As of February 28, 2019 and February 29, 2020, RMB25,000 and RMB25,000 (US$3,576) have been accrued as marketing expenses, respectively, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose. Detail commitment schedule refer to Note 15.

(2)	Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

8.TREASURY SHARES

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. As of February 29, 2020, under the repurchase plan, the Group had repurchased an aggregate of 970,788 ordinary shares on the open market for a total cash consideration of RMB27,899(US$3,991), which were accounted for as the cost of the treasury shares.

9.	SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the year ended
	February 28, 2018	February 28, 2019	February 29, 2020
	RMB	RMB	RMB	USD
General and administrative expenses	21,367	30,159	28,784	4,117
Sales and marketing expenses	2,103	2,088	2,074	297
Total share-based compensation	23,470	32,247	30,858	4,414

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

On June 30, 2019 and February 17, 2020, the Company granted 360,000 and 80,000 share options to employees at the weighted average grant date fair value of RMB10.46 and RMB10.03 per share, respectively. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted during the year ended February 28, 2019 and February 29, 2020 with reference to the closing price of the Company on the measurement dates.

	For the year ended
	February 28,	February 29,
	2019	2020
Average risk-free rate of interest	2.6%~2.8%	1.5%~2.0%
Estimated volatility rate	47.4%~48.2%	43.7%~45.8%
Dividend yield	0%	0%
Expected term (years)	2.0~2.5	2.2

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

A summary of the aggregate option activity and information regarding options outstanding as of February 29, 2020 is as follows:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding on March 1, 2019	3,401	13.35	7.80	43,870
Granted	440	32.23	10.00
Forfeited	(315)	23.33	8.54
Expired	—	—	—
Exercised	(36)	10.72	5.78
Options outstanding on February 29, 2020	3,490	14.86	7.06	27,173
Options vested or expected to vest on February 29, 2020	3,526	10.79	7.04	27,523
Options exercisable on February 29, 2020	2,037	11.38	5.94	19,123

For years ended February 28, 2018, 2019 and February 29, 2020, the Group recognized share-based compensation expense of RMB23,470, RMB32,247 and RMB30,858(US$4,414), respectively. As of February 29, 2020, there was RMB38,036(US$5,441) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 1.54 years.

10.	DIVIDENDS

On January 16, 2018, the Company’s Board of Directors declared a cash dividend of US$0.83 per ordinary share (US$0.42 per ADS) in an aggregate amount of RMB125,769(US$20,000) to shareholders of record as of February 1, 2018, of which RMB122,092 was paid in February 2018, and the remaining of RMB3,677 was paid in April 2018.

11.	INCOME TAXES

Income tax expenses consist of the following:

	For the year ended
	February 28, 2018	February 28, 2019	February 29, 2020
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	29,458	16,450	16,865	2,413
Deferred income tax expense:
PRC	(3,034)	(6,334)	(12,676)	(1,814)
Total income tax expense	26,424	10,116	4,189	599

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2018, 2019 and February 29, 2020.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the following exceptions.

According to the approval obtained from Tax Bureau during the year ended February 28, 2019 and February 29, 2020, Shanghai Fuxi applied and was qualified as "Software Enterprise" and therefore it was entitled to the exemption from EIT for calendar year 2017 and 2018, respectively. As a result, previously accrued income tax expenses of RMB4,671 and RMB6,118(US$875) were reversed in the year ended February 28, 2019 and February 29, 2020, respectively. The statutory income tax rate of 25% was applied by Shanghai Fuxi from calendar year 2019. Certain entities within the Group are qualified as small low-profit enterprises. In accordance with Cai Shui [2019] No.13, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at
	February 28, 2019	February 29, 2020
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	4,056	3,578	512
Advertising expenses	3,652	2,982	427
Rental	1,976	2,744	393
Accrued expenses	1,250	6,748	965
Property and equipment, net	201	213	30
Allowance for doubtful accounts	—	244	35
Less: valuation allowance	(1,599)	(3,064)	(439)
Total deferred tax assets	9,536	13,445	1,923

Deferred tax liabilities:
Intangible assets	10,903	2,136	306
Total deferred tax liabilities	10,903	2,136	306

As of February 29, 2020 tax loss carry-forward amounted to RMB28,423(US$4,066), and would expire from calendar year 2021 to 2025, respectively. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB3,064(US$439) had been established as of February 29, 2020, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs that are available for distribution was RMB106,240 and RMB115,139 as of February 28, 2018 and 2019, respectively. As of February 29, 2020, the Group's PRC subsidiaries and VIEs are in accumulated loss status.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 29, 2020.

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

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 28, 2018, 2019 and February 29, 2020 are as follows:

	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	13%	95%	(36%)
Effect of preferential tax rate	—	(32%)	6%
Effect of different tax rate of subsidiary operation in other jurisdiction	(1%)	23%	2%
Effect of valuation allowance	2%	5%	(1%)
Effective tax rate	39%	116%	(4%)

12.	EARNINGS (LOSS) PER SHARE

Net earnings (loss) per share was computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 28, 2018, 2019 and February 29, 2020:

	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020
	RMB	RMB	RMB	USD
Net income (loss) attributable to ordinary shareholders	44,373	(601)	(109,493)	(15,663)
Less: Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	7,768	—	—	—
Net income (loss) attributable to ordinary shareholders-basic and diluted	36,605	(601)	(109,493)	(15,663)
Weighted average number of ordinary shares outstanding-basic	17,057,056	24,053,492	23,668,916	23,668,916
Plus: share options	1,467,588	—	—	—
Weighted average number of ordinary shares outstanding-diluted	18,524,644	24,053,492	23,668,916	23,668,916
Basic net income (loss) per share	2.15	(0.02)	(4.63)	(0.66)
Diluted net income (loss) per share	1.98	(0.02)	(4.63)	(0.66)

Diluted earnings per share were computed using the if-converted method as it is more dilutive than the two-class method.

On November 8, 2017, all the redeemable convertible preferred shares have been converted to ordinary shares. These ordinary shares were included in the denominator in the computation of basic and diluted earnings per share for the years ended on February 28, 2019 and February 29, 2020. As of February 28, 2018, 2019 and February 29, 2020, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020
Share options	—	3,400,559	3,490,109

13.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Shanghai Fuxi Network Co., Ltd. ("Fuxi Network")	Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Jiaxin Travel Agency ("Jiaxin")	Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Zhendou Technology Co., Ltd. ("Zhendou")	Equity method investee of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of Huangshan R&L, a subsidiary of a VIE of the Company
Ju Yiming, Liu Wei, Shen Yalin, and Gu Yejun	Non-controlling interest shareholders of VIE's subsidiaries
Gao Kaozhen, Li Huarong, Huang Zhijian and Zhang Xianmin	Non-controlling interest shareholders of acquired subsidiaries

The Group entered into the following transactions with its related parties:

	For the year ended
	February 28	February 28	February 29
	2018	2019	2020
	RMB	RMB	RMB	USD
Services provided to related parties
Fuxi Network	5,472	225	3,436	492
Zhendou	—	53	—	—
Total	5,472	278	3,436	492
Purchases of services provided by related parties
Fuxi Network	3,884	—	1,702	243
Jiaxin Travel	579	610	—	—
Total	4,463	610	1,702	243
Revenue collected on behalf of the Group by Jiaxin	161	—	—	—
Total	161	—	—	—
Lease expense to Huangshan Culture (1)	—	—	53	8
Total	—	—	53	8

(1)

In September 2019, the Group entered into two lease contracts with Huangshan Culture Investment Group Co., Ltd., non-controlling interest shareholder of Huangshan R&L. The Group recognized an operating lease right-of-use asset and operating lease liability of RMB258(US$37) and RMB207(US$30) as of February 29, 2020, respectively. The operating lease expenses was RMB53(US$8) for the year ended February 29, 2020.

The following tables present amounts due from and to related parties as of February 28, 2019 and February 29, 2020:

	As at February 28 or 29,
	2019	2020
	RMB	RMB	USD
Amounts due from related parties
Fuxi Network	62	—	—
Zhendou	57	—	—
Total	119	—	—
Amounts due to related parties
Non-controlling interest shareholders of acquired subsidiaries (1)	10,115	—	—
Non-controlling interest shareholders of VIE's subsidiaries (2)	304	1,290	185
Others	300	33	4
Total	10,719	1,323	189

(1)	The amount represents consideration payables for acquisition of Fantasy and ChongQing in fiscal year 2019, which were subsequently paid as of February 29, 2020.
(2)	The amount represents the loan borrowed from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.
14.	LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 29, 2020, the Group had no leases were classified as a financing lease. Total operating lease expenses for the year ended February 29, 2020 was RMB67,465(US$9,651) and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the year ended February 29, 2020 was RMB515(US$74) and was recorded in the consolidated statements of operations. As of February 29, 2020, the Group did not have additional operating leases that have not yet commenced.

As of February 29, 2020, the Group's operating lease had a weighted average remaining lease term of 4.5 years and a weighted average discount rate of 5.5%.

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2021	60,252	8,619
2022	53,041	7,587
2023	46,366	6,633
2024	26,907	3,849
2025	20,375	2,915
Thereafter	18,828	2,693
Total minimum lease payments	225,769	32,296
Less: amount representing interest	(26,417)	(3,779)
Present value of minimum lease payments	199,352	28,517

The undiscounted future minimum payments under non-cancelable operating leases as of February 28, 2019, prior to the adoption of ASC 842 were as follows:

	RMB	USD
Year ending of February 29 or 28:
2020	59,272	8,858
2021	53,810	8,042
2022	48,471	7,244
2023	42,259	6,316
2024	25,570	3,821
Thereafter	35,690	5,334
Total	265,072	39,615

Rental payments under operating leases are charged to cost of revenue or operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended February 28, 2018 and 2019 were RMB42,349 and RMB60,995, respectively.

15.	COMMITMENTS AND CONTINGENCIES

Funding Commitments

The Group entered into an agreement with Shanghai East Normal University Education Development Fund (“Fund”) in 2016 to provide a funding commitment of RMB100,000 to set up a special fund for mathematics education studies purpose. The funding is to be provided in five tranches in a five-year period. The Group recognizes the funding commitment as marketing expenses on a straight-line basis over the five years and the amount accrued as of February 29, 2020 was RMB25,000(US$3,576).The first, second and third tranches of RMB10,000, RMB15,000 and RMB20,000 were paid in April, December 2017 and April 2019, respectively. The fourth tranche of RMB25,000 has not been paid as of the date of this annual report. The planned schedule for the remaining tranche is as follows:

	RMB	USD
For the year ending February 28, 2021:	30,000	4,291

Contingencies regarding lack of certain required permits and licenses

A number of learning centers do not possess required fire permits, educational permits or business licenses.  The Group is in the process of obtaining the required permits and licenses, and do not believe any fines or penalties due to such noncompliance is probable as of February 29, 2020, neither can the amount or range of potential unfavorable outcomes be reasonably estimated.

16.	SEGMENT INFORMATION

The Group's chief operating decision maker, comprised of the Chairman and CEO, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenue for the years ended February 28, 2018, 2019 and February 29, 2020 were generated from the PRC. As of February 28, 2019 and February 29, 2020, substantially all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB12,972, RMB16,799 and RMB18,823(US$2,693) for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

18.	RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2018, 2019 and February 29, 2020, the total of restricted net assets were RMB62,540, RMB81,539 and RMB92,363 (US$13,212), respectively.

19.	SUBSEQUENT EVENTS

The Group entered into share purchase agreements with Four Seasons Online Education (Cayman) Inc., the Cayman holding company of Fuxi Network. Fuxi Network is an online education and training service provider and a related party entity controlled by Tian Peiqing, Chairman of the Group (see note 13). Under the agreements, the Group purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of Four Seasons Online Education (Cayman) Inc. in March and April 2020, respectively, with the total cash consideration of US$5,833.

Since January 2020, COVID-19 has spread rapidly in many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and elsewhere. The Group’s revenue and workforce are concentrated in the PRC. In response to the COVID-19 pandemic, the Group has suspended all in person courses at learning centers nationwide and temporarily transitioned the course delivery method to be online starting from February 2020. These changes are expected to result in lower revenue and lower operating income and margins in the first and second quarters of fiscal year 2021. While the disruption is currently expected to be temporary and the in-person courses started to resume gradually in late May, there is considerable uncertainty. It may have a material impact to the results of operations, cash flows and financial condition. However, the related financial impact and duration cannot be reasonably estimated at this time.