Form 20-F
period 2021-02-28
Four Seasons Education (Cayman) Inc.
filed 2021-07-02
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2021.

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

36th Floor, BM Tower

218 Wusong Road, Hongkou District

Shanghai 200080

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

23,131,195 ordinary shares, par value US$0.0001 per share, as of February 28, 2021

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires:

•	“Four Seasons,” “we,” “us,” “our company” and “our” refer to Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company, and its subsidiaries, its VIE and its VIE’s affiliated entities;
•	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
•

“variable interest entity” or “VIE” refers to Shanghai Four Seasons Education and Training Co., Ltd., which is a PRC company in which we do not have equity interests but whose financial results has been consolidated into our consolidated financial statements in accordance with U.S. GAAP as we have effective control over, and is the primary beneficiary of this company; and “affiliated entities” refer to our VIE, the VIE’s branches and direct and indirect subsidiaries, and the VIE’s affiliated entities that registered as private non-enterprise institutions under the PRC laws;

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

•	“learning center” refers to the physical establishment of an education facility at a specific geographic location, directly owned and operated by one of our VIE or their affiliated entities;
•

“the 2019 fiscal year” refers to the fiscal year ended February 28, 2019, “the 2020 fiscal year” refers to the fiscal year ended February 29, 2020 and “the 2021 fiscal year” refers to the fiscal year ended February 28, 2021;

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 29 or 28, 2020 and 2021 and our audited consolidated statements of operations, statements of comprehensive income (loss), statements of cash flows and statements of changes in shareholders’ equity for the years ended February 28 or 29, 2019, 2020 and 2021.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and our VIE is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.4730 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 26, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The following selected consolidated statements of operations data for the years ended February 28 or 29, 2019, 2020 and 2021 and selected consolidated balance sheet data as of February 28 or 29, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended February 28, 2017 and 2018 and our consolidated balance sheet data as of February 28, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended February 28 or 29
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue	203,188	300,533	335,643	389,049	280,282	43,300
Cost of revenue	(85,349)	(109,444)	(171,822)	(200,933)	(168,832)	(26,082)
Gross profit	117,839	191,089	163,821	188,116	111,450	17,218
Operating expenses
General and administrative expenses	(42,071)	(92,932)	(128,349)	(139,370)	(116,972)	(18,071)
Sales and marketing expenses	(12,563)	(36,565)	(33,783)	(34,367)	(30,953)	(4,782)
Impairment loss on intangible assets and goodwill	—	—	(557)	(145,416)	—	—
Operating income (loss)	63,205	61,592	1,132	(131,037)	(36,475)	(5,635)
Subsidy income	579	2,432	4,150	9,572	11,898	1,838
Interest income, net	3,037	5,546	6,756	5,229	3,403	526
Other income (expenses), net	(1,089)	(1,302)	(3,311)	11,080	1,900	294
Fair value change of warrants	(28,473)	—	—	—	—	—
Income(loss) before income taxes and loss from equity method investments	37,259	68,268	8,727	(105,156)	(19,274)	(2,977)
Income tax expense	(19,804)	(26,424)	(10,116)	(4,189)	(4,760)	(735)
Loss from equity method investments	(116)	—	(81)	(224)	(3,852)	(595)
Net income (loss)	17,339	41,844	(1,470)	(109,569)	(27,886)	(4,307)
Net (loss) attributable to non-controlling interests	(327)	(2,529)	(869)	(76)	310	48
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	17,666	44,373	(601)	(109,493)	(28,196)	(4,355)
Net income (loss) per ordinary share:
Basic	0.97	2.15	(0.02)	(4.63)	(1.22)	(0.19)
Diluted	0.94	1.98	(0.02)	(4.63)	(1.22)	(0.19)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	14,000,000	17,057,056	24,053,492	23,668,916	23,131,195	23,131,195
Diluted	14,470,129	18,524,644	24,053,492	23,668,916	23,131,195	23,131,195
Net income (loss)	17,339	41,844	(1,470)	(109,569)	(27,886)	(4,307)
Foreign currency translation adjustments	4,434	(34,771)	29,916	24,484	(39,380)	(6,084)
Comprehensive income (loss)	21,773	7,073	28,446	(85,085)	(67,266)	(10,391)
Less: Comprehensive (loss) income attributable to non-controlling interests	(327)	(2,529)	(869)	(76)	310	48
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	22,100	9,602	29,315	(85,009)	(67,576)	(10,439)

	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data(1):
Cash and cash equivalents	230,968	583,424	439,580	404,652	378,358	58,452
Total current assets	282,618	595,025	495,742	616,218	516,842	79,846
Total assets	296,126	792,282	932,054	1,037,616	967,193	149,420
Total current liabilities	124,683	134,334	164,220	213,018	226,988	35,067
Total liabilities	124,683	134,334	175,123	362,664	320,805	49,561
Total equity	7,636	657,948	756,931	674,952	646,388	99,859

(1)

On March 1, 2019, we adopted Topic 842 on accounting for leases using the modified retrospective transition approach. The adoption has a material impact on the consolidated balance sheet for the year ended February 28 or 29, 2020 and 2021, without adjusting the comparative periods presented.

Non-GAAP Measures

We use adjusted net income (loss), a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income (loss) represents net income (loss) before the impact of (i) share-based compensation expenses; (ii) fair value change of investments, excluding foreign currency translation adjustment and (iii) impairment loss on intangible assets and goodwill (net of tax effect). We believe that adjusted net income (loss) helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income (loss).

Adjusted net income (loss) should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income (loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net income (loss) to adjusted net income (loss) for the periods indicated:

	For the Year Ended February 28 or 29
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,470)	(109,569)	(27,886)	(4,307)
Add: share-based compensation expenses (net of tax effect of nil)	32,247	30,859	27,513	4,250
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	4,783	(11,134)	(2,148)	(332)
Add: impairment loss on intangible assets and goodwill (net of tax effect 7,701 and nil as of February 29, 2020 and February 28, 2021, respectively)	557	137,715	—	—
Adjusted net income (loss) (non-GAAP)	36,117	47,871	(2,521)	(389)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to continue to attract students to enroll in our education programs, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our education programs. Therefore, our ability to continue to attract students and increase our student enrollment is critical to the continued success and growth of our business. This ability in turn depends on several factors, including our ability to develop new programs and courses and enhance our existing ones to respond to changes in market trends and student demand, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high quality educational content and respond effectively to competitive pressure. If we are unable to continue to attract students to enroll in our programs, our revenue may decline, which may have a material adverse effect on our business prospects, financial condition and results of operations. Since the COVID-19 outbreak in China starting from late 2019, the enrollment of students in our programs has been materially and adversely affected due to the temporary closure of our schools and learning centers as mandatorily required by the PRC government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects during the temporary closure, and are currently using online courses as a supplement to our offline programs, we cannot guarantee that our online courses can satisfy all our students or attract new students, nor be as effective as our offline courses. See “—The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

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

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities. As of the date of this annual report, four of our 50 fully operational learning centers did not possess the educational permit or business license that they require, representing 5.4% of our revenue in the 2021 fiscal year. We are currently in the process of obtaining educational permits and business licenses required in order to qualify for educational permits or a business licenses for all of such learning centers. See “Item 4. Information on the Company — B. Business Overview — Regulations” for further details on the licensing requirements applicable to our learning centers.

Under the amended Private Education Law, schools that will operate for profit must obtain an educational permit before obtaining a business license. In addition, fire safety regulations and other relevant regulations require each learning center to obtain a fire safety permit before applying for an educational permit. See “—We cannot assure all of our learning center are in compliance with fire safety regulations.” If we are unable to obtain a fire safety permit or an educational permit in a timely manner, we will be unable to obtain a business license for our currently unlicensed learning centers. In addition, if we do not obtain all of the required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

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

The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.

Since late 2019, there has been an outbreak of COVID-19 in China and other countries. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our business partners, customers and employees. This global outbreak has also caused volatilities in and damage to the global financial markets. Such disruption and the potential slowdown of the world’s economy in 2021 and beyond could have a material adverse effect on our results of operations and financial condition.

The COVID-19 pandemic has created unique industry-wide challenges. In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings and postponed resumption of business operations. In such unusual circumstances, our offline business has been significantly affected due to the temporary closure of our schools and learning centers as mandatorily required by the PRC government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects during the temporary closure, and are currently using online courses as a supplement to our offline programs, we cannot guarantee that our online courses can satisfy all our students or attract new students, nor be as effective as our offline courses.

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

Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we have switched our business operating model back to offline, as supplemented by certain online courses. However, relaxation of restrictions on economic and social activities may lead to new cases. There has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

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

We have grown steadily in the past few years, expanding our network from 10 learning centers in Shanghai as of February 28, 2015 to 50 learning centers in 11 cities in China as of February 28, 2021. We will continue to further establish our presence in existing markets, expand our operations into new markets and make efforts to increase the utilization rates of both our existing and new learning centers. However, we may not succeed in executing our growth strategies or be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

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

The principal regulations governing private education in China consist of the Education Law of the PRC, the Private Education Law, and the Implementation Rules for the Private Education Law. Before the amended Private Education Law came into force on September 1, 2017, no organization or individual may establish or operate a private school, which is broadly defined as schools or other educational organizations established by social organizations or individuals using non-governmental funds for commercial purposes, except for “reasonable returns.” These PRC laws and regulations also provide that, to establish a private school, one shall first apply with the relevant authorities in charge of education or labor and social welfare, as applicable, for a private school operating permit, and shall then register the private school with the Ministry of Civil Affairs or its local counterparts as a private non-enterprise institution after successfully obtaining a private school operating permit. These PRC laws and regulations on private education generally apply to the establishment and operation of all learning centers, except for the commercial private training institutions registered with the State Administration for Industry and Commerce and its local counterparts. In certain pilot areas such as Shanghai, establishing a commercial training institution requires filing applications with the local counterparts of State Administration for Industry and Commerce in Shanghai for business registration. The relevant local counterparts of State Administration for Industry and Commerce in Shanghai checks the applicants’ compliance records with the local authorities in charge of education or human resources and social welfare as it reviews such applications. On the other hand, in Jiangxi, Anhui, Jiangsu, Fujian, Zhejiang provinces and Shenzhen, Chongqing City, after-school learning centers shall be established and registered as private schools and to obtain private school operating permits and complete the private non-enterprise institutions registration process following the local regulations. See “Item 4. Information on the company — B. Business Overview — Regulations — Regulations Relating to Private Education” and “Item 4. Information on the Company — B. Business Overview— Regulations — Local Regulations Relating to Commercial Private School.”

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

The State Council promulgated the amended Implementation Rules for the Private Education Law on April 7, 2021, or the Amended Implementation Regulations of Private Education Law, which will become effective on September 1, 2021.The Amended Implementation Regulations of Private Education Law requires that a private school engaging in online education activities using internet technology obtain a private school operating permit. However, this new law does not specify the requirements that an online tutoring service provider like us need to satisfy in order to obtain a private school operating permit, nor does it specify which level of government authority has the authority to accept and examine our application for the private school operating permit. The Amended Implementation Regulations of Private Education Law further stipulates that private schools using internet technology to provide online educational courses establish and implement internet security management systems and technical measures for security protection. According to the amendment and relevant rules of the Implementing Rules for the Private Education Law:

•

A non-profit private school shall use the accounts filed with the competent authorities for charging fees and financial transactions, and a for-profit private school shall deposit the income into a settlement account of its own.

•

Private Schools providing compulsory education shall not trade with related parties, and other private schools shall be transparent, just and fair when carrying out transactions with related parties and shall establish information disclosure mechanism for such related party transactions, the government authority, shall strengthen the supervision of the agreements between non-profit private schools and their related parties, and review the related transactions annually.

•

The organizer has the obligation to make capital contributions on time and in full to set up a private school and shall not withdraw their capital contributions or misappropriate the funds for running the schools. A private school and its organizers shall not withdraw their capital contributions or misappropriate the funds for running the schools. The organizers may, in accordance with the law, raise funds for the establishment of for-profit non-governmental schools, and the funds raised shall mainly be used for running such schools, and shall perform the obligation of information disclosure. A private school and its organizer shall not collect or in disguise collect sponsorship fees relating to admission from the students or their parents.

•

Social organization or individuals are prohibited from controlling any private schools providing compulsory education or any non-profit private schools providing preschool education by way of mergers, acquisitions, or controlling contracts, among other things.

As the full impact of the release and implementation of the Revised Implementation Rules on our operations cannot be fully determined at this time, which may have a material and adverse effect on our operating results and financial condition.

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

In July 2019, the Ministry of Education, together with other five PRC authorities, jointly promulgated the Implementation Opinions on the Regulation of Extracurricular Online Training, which reinstates the filing requirement of extracurricular online training institution and provides that the education authorities at provincial level should review the application documents submitted by extracurricular online training institutions, approve the filing applications submitted by qualified training institutions, and disclose qualified training institutions to the public. The filing information include ICP filings, approvals and licenses, personal information protection system, network security protection measures, introduction of courses, education plans, basic information of teachers, teacher qualification certificates, etc. In case of any change of the filing information, the extracurricular online training institution shall make filing of such updated information. In February, 2019, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules for Filings of Extracurricular Online Training in Shanghai (the “Rules”), which came into effect on April 1, 2020. According to the Rules, extracurricular online training institutions shall submit filing documents through Shanghai Training Institutions Online Management Platform, and institutions shall be added into “Whitelist”, “Greylist” or “Blacklist” depends on the accuracy and completeness of filing materials and whether institutions comply with relevant laws and regulations according to the filing materials. As of the date of this annual report, we have already fulfilled the filing process and we are in the process of applying the Value-added Telecommunications Business Operating License for certain internet information service, or ICP License.

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

The supervision of the field of after-school education has continued to increase since 2021. On June 1, 2021 the State Administration for Market Regulation announced a number of typical cases of false propaganda and price fraud in after-school training institutions and fined 13 out-of-school training institutions. As of the date of this annual report we have not been contacted by the authorities or penalized by the relevant authorities. On June 15, 2021, the Ministry of Education held a kick-off meeting to establish the Department of Out-of-School Education and

Training Supervision, and announce the Notice of the Central Editorial Office on the Adjustment of the Responsibilities and Establishment of the Ministry of Education, which has great significance to deepen the reform of after-school education. The main responsibilities of the Department of Out-of-School Education and Training Supervision are to undertake the management of after-school education for primary and secondary school students (including kindergarten children), to formulate policies for the standardized management of after-school education. The Department of Out-of-School Education and Training Supervision will set out standards for the content and duration of both online and offline training, the qualifications of tutors as well as charges together with related parties and deal with major problems related to after-school education. On June 16, 2021, the Department of Out-of-School Education and Training Supervision issued risk alert for after-school training fees. The impact of the establishment of the new department and such risk announcement on our business and prospects remains uncertain. If we fail to comply with any regulatory requirement, our business operations may be disrupted and we may be subject to various penalties or be unable to continue our operations, all of which will materially and adversely affect our business, financial condition and results of operations.

Our operations are heavily concentrated in Shanghai, and any event negatively affecting the after-school education market in Shanghai could have a material adverse effect on our overall business and results of operations.

We derived 87.6% of our gross billings in the fiscal year of 2021 from our operations in Shanghai and we expect our services in Shanghai to continue to generate the majority of our gross billings for the foreseeable future. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region or the learning centers located in this region. Any material adverse social, economic, regulatory or political development, any changes in the local education laws and regulations, or any natural disaster or epidemic affecting this region could negatively affect the demand for and/or our ability to provide after-school education services. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating history with our middle school. Our newer programs may not be as attractive and profitable as our elementary school math programs.

We launched our middle school programs in 2017. As we plan to continue to expand our middle school, we may need to devote substantial resources to course design, marketing and teacher recruiting. However, our efforts to improve, expand, and promote our middle school programs may not be successful and we may not achieve comparable profitability to our elementary school programs, or at all. We also introduced other new courses and may introduce other new courses in the future, which may not achieve expected profitability, or at all.

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

We cannot assure all of our learning centers are in compliance with fire safety regulations.

Each school must obtain a fire safety permit in order to qualify for an educational permit or a business license. As of the date of this annual report, all of our learning centers has obtained the fire safety permit. However, if we are unable to obtain the fire safety permit for our new learning center as required, we may not be able to obtain an educational permit or a business license for this learning center, we may be subject to fines and we may be unable to continue operations at this learning center which could adversely affect our business and results of operations. See “Item 4. Information on the company — B. Business Overview — Regulations” for further details on the fire safety regulations applicable to our learning centers.

According to PRC laws and regulations, venues for children’s activities cannot be located above the third floor of a building. As of the date of this annual report, four of our 50 learning centers in operation were located above the third floor of a building. These four learning centers represented 8.3% of our revenue in the 2021 fiscal year. If these learning centers are inspected, we may be subject to fines and we may be unable to continue operations at them, which could materially and adversely affect our business and results of operations.

The majority of the lease agreements for our learning centers that are located above the third floor of a building have durations of between one and five years. Moving learning centers that are located above the third floor of a building in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs, in addition to the costs of relocation, renovation and decoration, and it may disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

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

We have offered after-school education services since 2010. Our revenue was RMB335.6 million in the 2019 fiscal year, RMB389.0 million in the 2020 fiscal year and RMB280.3 million (US$43.3 million) in the 2021 fiscal year. We recorded net loss of RMB1.5 million in the 2019 fiscal year, RMB109.6 million in the 2020 fiscal year, and RMB27.9 million (US$4.3 million) in fiscal year 2021. In addition, we have been making continuous efforts to expand our course offerings, launching our kindergarten programs in 2015 and our middle school programs in 2017. We are also expanding our learning center network to cities other than Shanghai and have established 12 learning centers outside of Shanghai since 2015. However, any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the after-school education service industry in the PRC, changes in spending on after-school education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. We anticipate that our cost of revenue and operating expenses will increase in the foreseeable future as we continue to grow our business, maintain and increase our student enrollment, retain, engage and train our teachers and offer new and attractive courses and increase our course fees. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Furthermore, our financial performance is also subject to other risks and uncertainties, including but not limited to laws, regulations and policies in China. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

We may be required to obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. For example, the content we use on our website and mobile app, including course materials and audio-video content, may be deemed “Internet cultural products,” and our use of such content may be regarded as “Internet cultural activities.” Thus, our VIE and other PRC affiliated entity may be required to obtain an Internet Culture Business Operating License for provision of such content through our websites or mobile app as currently there is no further official or publicly available interpretation of those definitions. In addition, as supplementary course materials, we offer certain audio-video content on our websites. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-video program service,” our VIE and other PRC affiliated entity may be required to obtain a license for disseminating audio-video programs through information network. If this occurs, we may not be able to obtain such license and may further be subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content. As of the date of this annual report, we have already obtained the Radio and Television Production Operation License and are in the process of applying the ICP License.

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

We have acquired additional learning centers and other education businesses and may continue to do so in the future. If we are unable to successfully integrate the acquired businesses, our business and operating results may be harmed. We may be unable to identify appropriate acquisition targets. If we do identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, the businesses and learning centers we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. For example, we recorded the impairment of goodwill of RMB114.6 million and intangible assets of RMB30.8 million generated from acquisition of Shanghai Wupin Education Consulting Service Co., Ltd. and its subsidiaries. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Failure to control rental costs or obtain leases at desired locations at reasonable prices could materially and adversely affect our business.

All of our learning centers, study tour centers and our headquarters are on leased premises. Our lease terms generally range from one to fourteen years. We may not be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our offices and service and learning centers as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

Labor costs in the PRC have increased with the PRC’s economic development, particularly in the large cities, such as Shanghai, where a majority of our learning centers are currently located. According to the National Bureau of Statistics of China, the average wage of private education institution employees in urban cities in China increased at a CAGR of 9.8% nationwide between 2010 and 2019, and 11.9% in Shanghai during that same period. We expect that our labor costs, including wages and various statutory employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our programs, our profitability and results of operations may be materially and adversely affected.

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

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered 15 of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our students. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns such as terrorism, war or social instability affecting the PRC, and particularly Shanghai. If any of these occurs, our learning centers and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such events. In addition, any of these could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations. For example, the outbreak of COVID-19 starting from late 2019 has had a significant impact on our business operations. See “The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, holders of our outstanding options were entitled to purchase a total of 4,090,109 ordinary shares. As a result, we incurred share-based compensation expense of RMB27.5 million (US$4.3 million) in the 2021 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of auditing our consolidated financial statements as of February 28, 2021, we identified one material weakness in our internal control over financial reporting. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting — Internal Control over Financial Reporting.” Following the identification of the material weakness, we have taken measures and plan to continue to take measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct our after-school education business in the PRC primarily through contractual arrangements among (i) Shanghai Four Seasons Education and Training Co., Ltd., (ii) our relevant affiliated entities, and (iv) our VIE’s shareholder Mr. Peiqing Tian. We operate our after-school education business in the PRC through Shanghai Four Seasons Education and Training Co., Ltd. and through the learning centers controlled and held by Shanghai Four Seasons Education and Training Co., Ltd. We have been and expect to continue to be dependent on our affiliated entities to operate our after-school education business. See “Item 4. Information on the company — C. Our Corporate Structure” for more information.

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

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many PRC-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry, in relation to these types of contractual arrangements. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Shanghai Four Seasons Education and Training Co., Ltd. and its learning centers and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Shanghai Four Seasons Education and Training Co., Ltd. and its learning centers and subsidiaries, we may not be able to consolidate Shanghai Four Seasons Education and Training Co., Ltd., and its learning centers and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in the PRC or Shanghai Four Seasons Education and Training Co., Ltd. and its learning centers or subsidiaries.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Corporate Structure.”

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

We rely on contractual arrangements with our VIE and their shareholders and relevant affiliated entities in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIE, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions, including Mr. Peiqing Tian, our largest shareholder, to operate our after-school education business. For a description of these contractual arrangements, see “Item 4. Information on the company — C. Corporate Structure.”

The revenue contribution of our affiliated entities has historically accounted for 100.0% of our total revenue. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over our VIE and our learning centers. Any failure by our affiliated entities, including our VIE and our learning centers controlled and held by our VIE and the shareholders of our VIE, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

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

Mr. Peiqing Tian is the controlling shareholder of Shanghai Four Seasons Education and Training Co., Ltd.. He is also the largest shareholder of our company. We cannot assure you that Mr. Peiqing Tian will act in the best interests of our company. We rely on Mr. Peiqing Tian to comply with the terms and conditions of the contractual arrangements. Although Mr. Peiqing Tian is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Peiqing Tian does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Shanghai Four Seasons Education and Training Co., Ltd. to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd., we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our VIE and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our VIE, the shareholder of our VIE and relevant affiliated entities are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment.

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

We currently conduct our operations in the PRC through contractual arrangements with our affiliated entities and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd.. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

To utilize the proceeds of the initial public offering in the manner described in “Use of Proceeds” in the registration statement, we currently have plans for using 25% of the proceeds in China. As an offshore holding company of our PRC subsidiaries and affiliated entities, we are permitted under PRC laws and regulations to provide funding to Shanghai Fuxi, our wholly-owned PRC subsidiary, through loans or capital contributions, and to our VIE and the subsidiaries of the VIE through loans. However, such uses are subject to PRC regulations and approvals. For example:

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIE and the subsidiaries of the VIE through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, our VIE and the subsidiaries of our VIE may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB236.1 million (US$36.5 million) to Shanghai Fuxi and an estimated maximum of approximately RMB541.7 million (US$83.7 million) to our VIE and the subsidiaries of our VIE.

In addition, on March 30, 2015, SAFE promulgated SAFE Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. SAFE further strengthened its supervision of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval. Violations of SAFE Circular 19 will result in severe penalties including hefty fines. As we expect to use the proceeds of our initial public offering in China in the form of RMB, Shanghai Fuxi, our VIE and the subsidiaries of our VIE will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from our initial public offering to our operations in the PRC through our PRC subsidiaries, which may adversely affect our ability to expand our business.

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

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in the PRC and especially the regions where we operate, Shanghai, Chongqing, Guangdong Province, Fujian Province, Zhejiang Province, Jiangxi Province, Anhui Province, Shenzhen City and Jiangsu Province. Any significant slowdown in the PRC’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our programs, which in turn could reduce our revenue. In addition, any sudden changes to the PRC’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Shanghai Four Seasons Education and Training Co., Ltd. liquidates, our PRC subsidiaries may, pursuant to a power of attorney it has entered into with Mr. Peiqing Tian, require Mr. Peiqing Tian to transfer all assets he might receive in connection with the liquidation of Shanghai Four Seasons Education and Training Co., Ltd. to our PRC subsidiaries at no consideration or the minimum consideration as permitted under PRC laws. Our PRC subsidiaries then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

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

While the implementation and interpretation of the M&A Rules and its later amendments remains unclear, we believe, based on the advice of Fangda Partners, our PRC counsel, that approval by the CSRC is not required for our initial public offering because we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquire contractual control rather than equity interests in our consolidated VIE in the PRC. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from our initial public offering into the PRC. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 28, 2021 was 23,131,195. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 28, 2021, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2021. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 28, 2021, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We began our operations in March 2007, when our Chairman, Mr. Peiqing Tian, founded Shanghai Four Seasons Education Investment Management Co., Ltd. in Shanghai. In 2010, we established our first learning center providing after-school math education services to elementary school students. With the growth of our business and in order to facilitate international capital investment in our company, we incorporated Four Seasons Education (Cayman) Inc., or Four Seasons Education Cayman, to become our offshore holding company under the laws of the Cayman Islands in June 2014. Further, in June 2014, Four Seasons Education Cayman established a wholly-owned subsidiary in Hong Kong, namely Four Seasons Education (Hong Kong) Limited, or Four Seasons Education HK. Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, was then incorporated in December 2014 as a wholly-owned subsidiary of Four Seasons Education HK. On March 1, 2020, we terminated the contractual arrangements with Shanghai Four Seasons Education Investment Management Co., Ltd., which previously owned and operated one of our learning centers. As of February 28, 2021, we had established a network consisting of 50 learning centers in China.

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

We started our business initially focusing on math education for elementary school students in Shanghai. We have experienced steady growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 50 learning centers in 11 cities in China as of February 28, 2021.

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

We have developed educational content to effectively drive outcomes for students of different ages, levels of aptitude and learning objectives. Our programs are primarily focused on elementary school math, but have expanded in recent years to also include other subjects such as physics, chemistry, languages and to target students in Middle School.

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

In addition to the course offerings that target improving students’ academic performance, we are hosting a series of interest-oriented classes and activities to further promote student engagement. Based on our strong math teaching capabilities and resources, we introduced our featured classes for logic-based games such as Bridge, Sudoku and Rubik’s Cube which gained great popularity. We have delivered Bridge classes at 16 of our learning centers in the 2021 fiscal year and have formed Four Seasons Education training teams in 2018, 2019 and 2020 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help students’ logical thinking, intellectual and aesthetic development.

We finished the 2021 fiscal year with many achievements despite changes in regulatory requirements in the fast-evolving education industry and relatively weak performance of new learning centers during the ramp-up period. Our revenue was RMB280.3 million (US$43.3 million) in the 2021 fiscal year, compared with RMB389.0 million in the 2020 fiscal year. In the 2021 fiscal year, we recorded a net loss of RMB27.9 million (US$4.3 million), compared with the net loss of RMB109.6 million in the 2020 fiscal year. Our adjusted net loss, which excludes share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect) was RMB2.5 million (US$0.4 million) in the 2021 fiscal year, compared with adjusted net income of RMB47.9million in the 2020 fiscal year. For a detailed description of adjusted net income (loss), please see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Measures.”

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

Our course offerings are divided into elementary school programs, middle school programs and other programs. We offer an assortment of academic-related courses in various subjects for each grade across elementary school and middle school, supplemented by other programs including interest-oriented classes and activities for students in K-12 schools, study trips, as well as courses for students in kindergarten. Students from elementary school programs currently account for a significant majority of our overall portfolio.

We also cooperate with a small number of other after-school learning centers in an effort to reach students in broader geographic areas. In such cases, we deliver our courses to students from primary school to middle school under our brand name and with our own teachers and educational content, and pay a service fee to the operators of such learning centers. We normally receive tuition fees from students at these learning centers directly. The operators are responsible for program promotion, classroom maintenance and other general operational services and we cooperate with two such other learning centers.

Elementary School Programs

We offer courses for math and other subjects for our elementary school programs. We offer courses with various class sizes to address the needs of our students. While we focus on providing quality math education, we started offering Chinese and English language courses for elementary school students in 2016, with the objective of diversifying our course offerings and further leveraging our student base. The courses have been welcomed by students and parents, and in the 2021 fiscal year, our elementary program language courses had student enrollment of 25,375.

We offer expertly designed courses tailored for students of different aptitude and learning objectives. These programs utilize a standardized curriculum, and are organized in regular-sized classes, which typically consist of 21 to 35 students per class, and a limited number of small-sized classes, which typically consist of 15 to 20 students per class. Each class consists of lecture time, quizzes, and discussion of quiz questions and previous homework assignments.

Our elementary programs are broken down into four terms in line with the public school year. We incorporate topics from the official school curriculum into our own educational content to supplement our students’ schoolwork during the spring and fall terms, and typically include more advanced topics during the winter and summer terms to strengthen our students’ understanding of both course materials and math fundamentals, preparing them for their next level of study.

Middle School Programs

Spurred by the strong market demand, we built on our experience in elementary school education and expanded our course offerings to the middle school level. We initially offered experimental courses for middle school mathematics, physics and chemistry, and formally launched our official middle school program covering all mandatory school subjects in 2017. Unlike our elementary school programs, which place more emphasis on elevating students’ math capabilities, our middle school programs focus on improving students’ performance in schoolwork and preparing them for the high school admissions exam. Student enrollment in our middle school programs has reached 35,022 in the 2021 fiscal year.

We offer our students with cohesive program contents ensuring seamless transitions from primary school to middle school. Our middle school programs offer courses primarily in five subjects, namely math, physics, chemistry, Chinese and English. Our middle school programs adopt a standardized curriculum, with class sizes ranging from regular (21 to 30 students) to small (15 to 20 students). In addition, to better address our students’ needs of studying abroad, we launched bilingual math courses as a part of our middle school programs in 2017. The course content focuses on middle school level American Mathematics Competitions, or AMC, designed to both prepare students for the AMC and teach them to understand and express math concepts and problem solutions in English. Our middle school programs also offer art classes for students that demonstrate strong interest in arts.

Other Programs

Alongside with our primary school and middle school programs and as a part of our intrinsic educational ecosystem, we offer other programs including interest-oriented programs and kindergarten programs to further enhance our versatility and expand our student coverage.

Interest-Oriented Programs

Our interest-oriented programs include short-term intensive workshops on specific math topics and courses delivered to K-12 schools, as well as study trips. Recognizing the effectiveness of our education, 63 well-known K-12 schools in Shanghai have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, our Mathematics Magic House module, which consists of math stories and games, and our logic thinking module. In 2019, we have also launched our proprietary Math Lab Program covering a series of math courses including math culture, math thinking, math activities, logic-based games and comprehensive math courses to enhance students’ understanding of core math concepts and enrich their study plans for math. In addition, we organize study trips to historical sites and scenic spots which are carefully selected to coincide with our courses to closely complement a student’s comprehensive capabilities.

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

Our educational content employs a large number of carefully selected questions. In 2016, we initiated a practice problem set database project and started to systematically collect and compile practice questions. We have finished the majority of the course development work for our math lab program in 2019. Our self-test system has also been upgraded with an enriched question library and well-tagged categorization. Based on the increasingly comprehensive dataset, our evaluation system will be able to automatically generate bespoke sets of test questions, helping students develop a comprehensive understanding of certain areas of knowledge according to the individual’s scholastic aptitude. We have also developed content that focuses on cultivating our students’ interest in mathematics. For example, our Wisdom in Mathematics course, designed for kindergarten and lower level elementary school students and incorporating a large number of math games, has been well-received by our students.

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

We design our curriculum and most of our educational content through our in-house efforts. Our educational content development team consists of 99 members experienced in course design, all of whom are also our teachers. Led by our consultant team of over 11 senior, experienced educators, our educational content development team constantly consults top-tier domestic and international mathematics competitions for the latest questions and trends, and is also responsible for writing and compiling our publications.

Our Learning Centers

We established our first learning center in Shanghai in 2010. We currently operate 38 learning centers in Shanghai and 12 in other cities.

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

We opened our first learning center outside of Shanghai in Suzhou, Jiangsu Province, in November 2015. Currently, we operate four learning centers in four cities in Jiangsu Province, two in Nanchang, Jiangxi Province, one in Fuzhou, Fujian Province, one in Bengbu, Anhui Province, one in Shenzhen, Guangdong Province, one in Shaoxing, Zhejiang Province and two in Chongqing. We directly operate one learning centers outside of Shanghai, and, with us being the controlling shareholder, cooperate with local business partners in the operation of the other eleven. In most cases of such cooperation, we are responsible for the program and course design, educational content development and faculty training, while our business partners are responsible for marketing, student recruitment and compliance with local regulations. We also send experienced teachers to newly developed learning centers outside of Shanghai in their initial operation stages, typically for three to six months, to assist in daily operations and coordination with our headquarters.

Certain of our learning centers do not possess the required educational permits and business licenses. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business— Certain of our learning centers do not possess the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.” To address this situation, we have been in the process of obtaining educational permits and business licenses required in order to qualify for educational permits or business licenses, and we have achieved substantial progress in obtaining required fire safety permits, which is a prerequisite for educational permits or the business license. As of the date of this annual report, among our 50 learning centers, four do not possess the educational permits. Our Shanghai Four Seasons Education and Training Co., Ltd., Four Seasons Class Training Co., Ltd. and other entities in our group were among the white list of after-school tutoring institutions released by the Shanghai Education Bureau in late December 2018, demonstrating our compliance in terms of operating licensure, educational content and the teaching facility environment. We would like to continue working with related authorities and adapting our operations to the evolving regulations of a rapidly growing after-school tutoring industry in China.

In addition, according to PRC fire safety regulations, venues for children’s activities cannot be located above the third floor of a building. As of the date of this annual report, four of our 50 learning centers in operation are located above the third floor of a building See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business— We cannot assure all of our learning centers are in compliance with fire safety regulations.” We are in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations on the third floor or lower or otherwise to use them in accordance with the requirements of the regulations.

We have strengthened and made more stringent our requirements and standards for the selection and licensing of new learning centers, and strive to achieve compliance with applicable PRC laws and regulations for all of our existing and new learning centers, including obtaining required permits or licenses for our learning centers in a timely fashion and locating new learning centers for children’s activities on third floors or lower.

Our Faculty

We have assembled a faculty of dedicated and capable educators with significant experience in mathematics education and school management. We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers increased from 110 as of February 28, 2016 to 359 as of February 28, 2021. As of February 28, 2021, approximately 93% of our teachers had bachelor’s degrees and above. Among our faculty members, a number of teachers have joined us from public schools, including several who were principals and 15 teachers with more than ten years of teaching experience.

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

Our faculty recruitment process is highly selective. We require our candidates to pass a series of exams, interviews and mock lectures and three months of training programs before they can become our trainee teachers and start their probation period. During the probation period, the trainee teachers will be arranged to teach a certain number of trial classes. We will evaluate their performance in the probation period and we only hire on a full-time basis those who pass our evaluations. In general, approximately 37% of our candidates are able to complete this process. During the recruitment process, we mainly focus on candidates’ academic background, communication skills and classroom demeanor. We generally recruit our teachers through on-campus recruitment of university graduates and from time to time through referrals or online channels. Although we have adopted standardized content for most of our programs, we encourage teachers to put their own spin on their classes to keep students engaged. Therefore, we also target our faculty recruiting toward candidates with energetic and positive personalities who can connect with and motivate our students.

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

Our Students

We have maintained sizable student enrollment, which represents the cumulative total number of courses enrolled in and paid for by our students. Our student enrollment increased by 26.9% from 157,759 in the 2019 fiscal year to 200,177 in the 2020 fiscal year, and was 165,555 in the 2021 fiscal year.

As our course offerings become more versatile, we have reached out to broader age groups of students. We formally launched our middle school programs in 2017, and in the 2021 fiscal year, the student enrollment of our middle school programs was 35,022, of which 24,022 came from students who had previously taken classes in our elementary school programs.

We enroll our students primarily through word-of-mouth referrals. We have built a sterling reputation for effective education among parents.

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

Collaboration with East China Normal University

In 2016, we entered into a framework agreement with East China Normal University, or ECNU, a university in Shanghai prominent in basic education, and launched a series of projects related to math education for K-12 students. One collaboration project includes a jointly-operated mathematics summer camp, which selects academically strong middle and high school students to attend for free. We participate in the course development process with ECNU and are responsible for student selection, while ECNU will be responsible for hosting and running the summer camp. We are also working with ECNU to establish math and science centers for K-12 students to demonstrate a variety of fun applications of math theories and principles such as Chinese ring puzzles and the Mobius strip. In addition, starting from 2018, we also cooperate with East China Normal University Press in the production and distribution of digital products through Shanghai Huashi Dongfang Digital Publishing Co., Ltd., a company we jointly invested. On April 22, 2020 we acquired another 19.97% equity interest of Huashi Dongfang for a total consideration of RMB1.3 million. As of the date of this annual report, we hold 69.97% of the equity interests in Shanghai Huashi Dongfang Digital Publishing Co., Ltd..

Student Services

Proactive and Individualized Assistance

Our teachers actively monitor the progress of each student and communicate directly with parents. After each class, the teacher will follow up with parents during the week, monitoring students’ progress with their homework and answering questions that students may have. We assign a course advisor to each class who works with the teacher and is responsible for handling administrative matters, such as sending notification and course materials, scheduling classes and collecting student feedback, to provide more comprehensive support to our students and their parents.

Online Education and Mobile App

As an alternative to the offline classes, we offer online education courses to primary school students and middle school students. We provide our courses and products through different online platforms in multiple formats, including live and pre-recorded courses for different class sizes. Our students can watch lecture videos and explanations to difficult problem sets, download the syllabus and practice problem sets for their courses, search for courses they are interested in and check previous exam performance and analysis on our study center through our website and mobile app. Leveraging our online education capability, we are also able to swiftly switch our offline operating model to online through the course of the COVID-19 outbreak during the mandatory closure of our learning centers.

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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary curriculum and course materials. We have copyrights for our original course materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks and domain names. As of February 28, 2021, we had 15 registered trademarks and eight copyrights. In addition, as of February 28, 2021, we have registered 29 domain names, including sijiedu.com.

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

Regulations Relating to Foreign Investment in Education

Foreign Investment Law

On March 15, 2019, the National People’s Congress reviewed the submitted draft and approved the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaces the three laws on foreign investment (the Wholly Foreign-owned Enterprise Law, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC) and the Foreign Investment Law provides a five-year transition period for the existing foreign invested enterprises, or the FIEs, to adjust their business structures.

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

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2020 Negative List, which became effective on July 23, 2020. Pursuant to the 2020 Negative List, operation of training institution is outside the scope of the 2020 Negative List, which indicates that this is open to foreign investment, while a preschool, a regular senior secondary school, or a higher education institution shall only be operated by Chinese-foreign contractual joint ventures, under the control of the Chinese party (the principal or the chief executive shall be a Chinese citizen, and the council, board of directors, or joint management committee shall consist of members from the Chinese party accounting for no less than one half of the total number of members).

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

Regulations Relating to Private Education

PRC Education Law

The PRC Education Law (1995) promulgated by the PRC National People’s Congress stipulates that it is the government that formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Under the PRC Education Law, no organization or individual may establish or operate a school or any other educational institution for profit-making purposes. On December 27, 2015, the Standing Committee of the PRC National People’s Congress, published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The PRC Education Law (2015 Revision) limits the prohibition of establishment or operation of schools or other educational institutions for profit-making purposes to only schools or other educational institutions established with full or partial governmental funding or government donated assets, which implies that schools or other educational institutions may operate for profit-making purposes if such schools or institutions operate without governmental funds or donated assets. Thereafter, the PRC Education Law was newly amended by Standing Committee of the National People’s Congress on 29 April 2021, and came into effect on April 30, 2021.

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

Private Education Law and Its Implementation Rules

The PRC Private Education Law (2018 Revision) promulgated by the Standing Committee of the PRC National People’s Congress on December 28, 2002 and last amended on December 29, 2018 and the Implementation Rules for the Private Education Law (2021) which was newly revised on April 7, 2021 and will be effective on September 1, 2021, provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

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

According to the amendment and relevant rules of the Implementing Rules for the Private Education Law:

•

A non-profit private school shall use the accounts filed with the competent authorities for charging fees and financial transactions, and a for-profit private school shall deposit the income into a settlement account of its own.

•

Private Schools providing compulsory education shall not trade with related parties, and other private schools shall be transparent, just and fair when carrying out transactions with related parties and shall establish information disclosure mechanism for such related party transactions, the government authority, shall strengthen the supervision of the agreements between non-profit private schools and their related parties, and review the related transactions annually.

•

The organizer has the obligation to make capital contributions on time and in full to set up a private school and shall not withdraw their capital contributions or misappropriate the funds for running the schools. A private school and its organizers shall not withdraw their capital contributions or misappropriate the funds for running the schools. The organizers may, in accordance with the law, raise funds for the establishment of for-profit non-governmental schools, and the funds raised shall mainly be used for running such schools, and shall perform the obligation of information disclosure. A private school and its organizer shall not collect or in disguise collect sponsorship fees relating to admission from the students or their parents.

•

Social organization or individuals are prohibited from controlling any private schools providing compulsory education or any non-profit private schools providing preschool education by way of mergers, acquisitions, or controlling contracts, among other things.

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

These classification registration rules also apply to private schools which were established before the promulgation of the amendment to the Private Education Law. If one of these schools chooses to register as a non-profit private school, it shall amend its articles of association in accordance with the law, continue its operation, and complete the new registration formalities. If it chooses to register as a for-profit private school instead, it shall make financial clearing, clarify the ownership of the schools’ land, buildings and accumulations of previous operation with the consent of the relevant government authorities at or below the provincial level, pay the relevant taxes and fees, obtain a new operating permit, carry out its re-registration and continue its operation. Seven of our learning centers that registered as schools will go through the re-registration procedures in the event that we proceed to register such learning centers as for-profit schools. The provincial government is responsible for formulating detailed measures on the alteration of registration of private schools in accordance with national laws and the local situation.

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

Local Regulations Relating to Commercial Private School

In late December, 2017, the People’s Government of Shanghai published the Implementation Opinions of Shanghai Municipal People’s Government on Promoting the Healthy Development of Private Education and the Administrative Measures of Shanghai Municipality on Classification License and Registration of Private Schools, pursuant to which the existing private schools should choose to be registered as either for-profit or non-profit before December 31, 2018. Those who choose to be registered as non-profit private schools shall amend their article of association before December 31, 2019, and those who choose to be registered as for-profit private schools shall make finance clearance, clarify the title of their properties, pay the tax related and re-make registration before (i) December 31, 2020 for private colleges or universities; or (ii) December 31, 2020 for other private schools.

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

In Jiangsu province, the education authority issued the Implementing Rules for the Supervision and Administration of For-profit Private Schools in Jiangsu Province on May 8, 2018, provides that, the establishment of for-profit private educational training institutions facing primary and secondary school students, including institutions that carry out supplementary tutoring, cultural and educational activities related to the school’s cultural and educational curriculum or to further studies and examinations, shall be examined and approved by the administrative department of education of government at or above the county level.

On March 3. 2019, the General Office of Anhui Provincial People's Government issued the implementation opinion of the development of standardized after-school training institutions, provides that, for after-school training institutions there are irregularities, around the establishment of a ledger and rectification program, a clear time frame for rectification, strengthen the rectification measures, accelerate the progress of rectification, one by one to account for the number. The deadline for the failure to complete the rectification of after-school training institutions, led by the education department in conjunction with the relevant departments in accordance with the law to deal with. For those after-school training institutions that have not obtained a license to operate and a business license, all of them will be closed down and rectified by the education department in conjunction with the relevant units and issued with a notice of rectification. For those who have the conditions for a license, the education department will guide them to do so; for those who do not meet the conditions for a license, the education department, in conjunction with market supervision, civil affairs, human resources and social security departments, will order them to stop operating schools and dispose of them properly. For those who meet the setting standards and have obtained a school license and business license, but there are safety hazards of after-school training institutions, all implement rectification; there are major safety hazards, must be closed for rectification, by the education department in conjunction with the public security, emergency management, health, civil affairs, market supervision departments to put forward rectification views, issued a notice of rectification, rectification is not in place shall not resume business.

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

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, which was latest amended by the Standing Committee of the National People’s Congress on April 29, 2021, and became effective on the same date, which stipulate that with respect to the fire safety inspection before a public gathering place is put into use or opens for business, the notification and undertaking administration shall apply. Before a public gathering place is put into use or opens for business, the owner or using entity shall apply for fire safety inspection, give an undertaking that the said place complies with fire protection technical standards and management provisions, submit the required materials, and be responsible for its undertaking and the veracity of materials. The fire and rescue department shall examine the materials submitted by the applicant, and if the application materials are complete and of the statutory form, it shall grant a permit. On June 4, 2021, Shanghai Fire and Rescue Headquarters issued a notice which stipulate that, public gathering places in Shanghai put into use before business adopt the notification and undertaking method since July 1 except (1) Dance and entertainment screening amusement venues, (2) hotels, restaurants, shopping malls, marketplaces, theaters, auditoriums, halls, playgrounds, business fitness, leisure venues, passenger station waiting rooms, passenger terminal waiting rooms, civilian airport terminals, stadiums, which floor area is over 300 meters. As well as other relevant detailed fire prevention regulations, require that schools must pass a fire safety control assessment or complete a fire safety filing. Pursuant to these regulations, failure to pass the required fire control assessment shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information — D. We cannot assure all of our learning centers are in compliance with fire safety regulations.” for further details on the compliance of Regulations on Fire Safety.

In addition, fire departments conduct spot inspections irregularly. Learning centers that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulations Relating to Intellectual Property Rights

Copyrights

The Standing Committee of the National People’s Congress adopted the Copyright Law in 1990 and last amended it on November 11, 2020 and became effective on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

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

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2020 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Item 4. Information on the company — B. Business Overview—Intellectual Property” and “Item 4. Key Information — D. Risk Factors — We may encounter disputes from time to time relating to our use of the intellectual property of third parties.” for further details on our trademarks.

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

However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Foreign invested enterprises have only been subject to the net assets limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. Further, the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, promulgated by SAFE on October 23, 2019, or Circular 28, effective from January 2020, establishes a pilot program that a non-financial enterprise in pilot regions may register foreign debts up to two times of its net assets with local branch of SAFE, and it then may borrow several tranches of foreign debts within the registered amount, without registration of each foreign debt. Besides, according to the Notice on Adjustment of Macro-prudent Regulation Parameter of Full-coverage Cross-border Financing promulgated by PBOC and SAFE on March 11, 2020, the macro-prudent regulation parameter is increased from one (1) to one and one-fourth (1.25). On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of capital relating to capital account, enterprises are allowed to use capital under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

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

PRC Value-added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On January 1, 2012, the State Council officially launched a pilot VAT, reform program, applicable to businesses in selected industries. Businesses in the VAT reform program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax In lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the VAT reform program was implemented throughout the PRC. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the VAT reform program. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of business tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of the PRC, and in industries such as construction industries, real estate industries, financial industries, and living service industries. Pursuant to Circular on Further Clarifying Policies on Reinsurance, Real Estate Leasing and Non-diploma Education in Comprehensively Promoting the Pilot Collection of Value-added Tax in Lieu of Business Tax which came into effect on May 1, 2016, general taxpayers providing non-diploma education services may opt to adopt the simplified method for calculation of tax payable at a rate of 3%. In addition, pursuant to the Announcement on Policies for Deepening the VAT Reform that was issued on March 20, 2019 and came into effect on April 1, 2019, the deduction rates of 16% and 10% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 13% and 9%, respectively.

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

The chart below summarizes our corporate structure and identifies our subsidiaries, our VIE, its shareholders and the number of our learning centers as of the date of this annual report:

Four Seasons Education (Cayman) Inc.
100%
Four Seasons Education (Hong Kong) Limited
Outside China
Inside China
100%
Shanghai Fuxi Information Technology Service Co., Ltd.
Peiqing Tian
100%
Shanghai Four Seasons Education and Training Co., Ltd(1)
50 learning centers
Direct ownership
Contractual arrangements. See “Corporate History and Structure – Contractual Arrangements with Our VIEs and Their Respective Shareholders”

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

Furthermore, if our VIE, its affiliated entities and the shareholder of the VIE fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIE and its affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2019, 2020 and 2021 fiscal years, all of our revenue was derived from the operations of our VIE and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIE. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi, our VIE and its consolidated entities. In the 2021 fiscal year, Shanghai Fuxi received service fees of RMB27.3 million (US$4.2 million) from our VIE and VIE's subsidiaries and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations, growing our learning center network and launching new programs, our PRC subsidiary may receive service fees from our VIE or make distributions to us in the future.

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

Our headquarters are located in Shanghai, China. We have learning centers in Shanghai and 10 other cities in China. We lease our headquarters, which occupies approximately 1,762 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 38,719 square meters. The majority of lease agreements for our Shanghai learning centers have durations of one to six years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to obtain additional facilities for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “—Our Learning Centers.”

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

Overview

We offer our education services through three sets of programs: elementary school programs, middle school programs and an assortment of other programs. We derive our revenue primarily from tuition collected from our education services provided through these programs. Our fiscal year ends on the last day of February in each year.

We have experienced steady growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 50 learning centers in 11 cities in China as of February 28, 2021. We also successfully extended our course offerings to middle school and kindergarten students, and covering more core subjects including physics, chemistry, Chinese and English. We offer our programs through our variable interest entities, or VIE, and its affiliates.

Our revenue was RMB335.6 million in the 2019 fiscal year, RMB389.0 million in the 2020 fiscal year and RMB280.3 million (US$43.3 million) in the 2021 fiscal year, respectively. We recorded net loss of RMB1.5 million in the 2019 fiscal year, RMB109.6 million in the 2020 fiscal year and RMB27.9 million (US$4.3 million) in the 2021 fiscal year.

Our adjusted net income, which exclude share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect), was RMB36.1 million in the 2019 fiscal year, RMB47.9 million in the 2020 fiscal year, we recorded adjusted net loss of RMB2.5 million (US$0.4 million) in the 2021 fiscal year.

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

In addition, we believe that our results of operations are more directly affected by the following factors specific to us:

•

Student Enrollment. Our revenue primarily consists of tuition from students enrolled in our programs, which is directly driven by the number of our student enrollment. The growth of our student enrollment is affected by our reputation, the variety of our course offerings and the number of our learning centers. In addition, our student enrollment is affected by relevant laws and regulations. Our student enrollment increased by 26.9% from 157,759 in the 2019 fiscal year to 200,177 in the 2020 fiscal year, and was 165,555 in the 2021 fiscal year.

A substantial portion of our students enroll in our programs through word-of-mouth referrals. Consequently, our reputation has been critical to our student recruitment process. Our ability to maintain and enhance our reputation and continue to attract students is directly dependent on our ability to improve our students’ academic performance and maintain the quality of our faculty.

Our student enrollment is also dependent on the size of our learning center network. Our number of learning centers grew from 19 in Shanghai and two in other cities as of February 28, 2016, to 38 in Shanghai and 12 in other cities as of February 28, 2021.

Our portfolio of course offerings also affects our student enrollment. We have extended our services to target kindergarten students and middle school students, covering both academic-related and interest-oriented courses. We launched our kindergarten programs and middle school programs in 2015 and 2017, respectively. As of February 28, 2021, the number of student enrollments of our kindergarten and middle school programs reached 10,091 and 35,022, respectively.

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

Our cost of revenue primarily consists of compensation to our faculty and rental, utilities and maintenance costs for our learning centers. Faculty compensation depends on the size of our faculty and their level of experience. We offer competitive compensation to our faculty in order to attract and retain the best teaching talent. The number of our full-time teachers were 392, 463 and 359 as of February 28, 2019, February 29, 2020 and February 28, 2021, respectively, as a result of (i) our continuous efforts to replace our part-time teachers with full-time teachers, (ii) the expansion of our course offerings, and (iii) the optimization of our learning center network. We are able to improve our operating efficiency and operating leverage through increased classroom utilization, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and impairment loss on intangible assets and goodwill. Our operating expenses as a percentage of our revenue increased from 48.5% in the 2019 fiscal year to 82.0% in the 2020 fiscal year primarily because of the impairment loss on intangible assets and goodwill recorded during the fiscal year. Our operating expenses as a percentage of our revenue decreased to 52.8% in the 2021 fiscal year mainly due to the decline in a reporting unit’s fair value in the 2020 fiscal year.

Going forward, we expect that our total costs and expenses will increase in line with the continuous expansion of our learning center network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

In response to the outbreak of the COVID-19, we temporarily closed our offline learning centers from January 2020 to May 2020 as mandatorily required by the PRC government and transitioned our academic educational delivery method to online courses. We also took actions to help mitigate the adverse impact of COVID-19 to our operations and profitability, including proactively applying for government subsidies and lease concessions. As many of the quarantine measures within China have since been relaxed as of the date of this annual report, we have switched our business operating model back to offline and reopened our learning centers.

The long-term effect of the COVID-19 on our business depends on numerous factors, including but not limited to the effect on student enrollment and pricing of our courses. In addition, regulatory activity that occurs in response to COVID-19 could have an adverse effect on our business. Nevertheless, we have seen continued recovery and growth since the second half of 2020. As a result, the long-term impact of COVID-19 on our operations cannot be fully determined at this time. See “Item 3. KEY INFORMATION-D. Risk Factors - The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

Key Components of Results of Operations

Revenue

We currently derive substantially all of our revenue from tuition for our after-school education services. Revenue from our programs includes those generated from programs for elementary school students as well as our middle school and other programs. Revenue from other programs includes tuition we collect from our other program courses and income we generate from staff outsourcing. Our revenue is presented net of sales tax, which includes VAT and related surcharges. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Year Ended February 28 or 29
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Elementary school	255,660	76.2	300,278	77.2	207,720	32,089	74.1
Middle school	41,633	12.4	52,107	13.4	50,902	7,864	18.2
Other programs	39,781	11.8	38,298	9.8	21,714	3,355	7.7
Less: sales tax	1,431	0.4	1,634	0.4	54	8	0.0
Total	335,643	100.0	389,049	100.0	280,282	43,300	100.0

We typically collect tuition from students in advance for the classes that they purchase and record this tuition initially as deferred revenue. We recognize revenue proportionately over time as the tutoring sessions are delivered. We offer refunds for undelivered classes to students who decide to withdraw from a course program at any time and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and no subsequent online courses enrolled, which are subject to refund at the option of the customer. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method. We had deferred revenue of RMB87.9 million, RMB71.9 million, and RMB75.2 million (US$11.6 million) as of February 28 or 29, 2019, 2020 and 2021, respectively.

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

	For the Year Ended February 28 or 29
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	95,705	55.7	115,317	57.4	92,712	14,323	54.9
Rental, utilities and maintenance costs	55,077	32.1	61,621	30.7	49,920	7,712	29.6
Depreciation of leasehold improvement	12,785	7.4	11,706	5.8	11,244	1,737	6.7
Other expenses related to learning centers	8,255	4.8	12,289	6.1	14,956	2,310	8.8
Total	171,822	100.0	200,933	100.0	168,832	26,082	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Year Ended February 28 or 29
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	128,349	78.9	139,370	43.7	116,972	18,071	79.1
Sales and marketing expenses	33,783	20.8	34,367	10.8	30,953	4,782	20.9
Impairment loss on intangible assets and goodwill	557	0.3	145,416	45.5	-	-	-
Total	162,689	100.0	319,153	100.0	147,925	22,853	100.0

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

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2017 fiscal year, we entered into a funding commitment agreement with ECNU, pursuant to which we would provide funding of a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this funding commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB20 million, RMB20 million and RMB20 million funding commitment accrual to ECNU in the 2019 fiscal year, the 2020 fiscal year and the 2021 fiscal year, respectively. Excluding the effect of our funding commitment to ECNU, we expect our sales and marketing expenses to remain relatively stable in the near future as we ramp up our promotional efforts to increase student enrollment.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2019, 2020 and 2021 fiscal years.

PRC

Our subsidiary and VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

We derive substantially all of its revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students and revenue is recognized proportionately over time as the tutoring sessions are delivered. In response to the COVID-19 pandemic, during the period from February 1, 2020 until May 31, 2020, we transitioned the part of tutoring services delivery method and offered online courses to students who elected to remain enrolled in the programs. We recognize revenue proportionately over the term of the online tutoring sessions delivered. Despite of the recovery of offline courses since June 1, 2020, we still offers online courses to a smaller extent. RMB19.0 million and RMB90.4 million (US$ 14.0 million) of the online course revenue are recognized for the years ended February 29, 2020 and February 28, 2021. We recognize application fees and material fees charged at a point in time, of which the amounts are insignificant for the year ended February 29, 2020 and February 28, 2021.

Each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable considerations in the contracts with customers, except that we offer certain refunds for the extra-curricular training. These refunds were offered for any unattended classes to students who decided to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and were subjected to refund at the option of the customer. We estimate the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. We estimated the refund liability of RMB23.2 million and RMB16.2 million (US$2.5 million) as of February 29, 2020 and February 28, 2021.

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

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries and our VIE. All intercompany transactions and balances have been eliminated on consolidation.

We evaluate the need to consolidate certain VIE by determining whether we are their primary beneficiary. In determining whether we are the primary beneficiary, we consider if we have authority to direct the activities that most significantly affect the economic performance of the VIE, and if the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We consolidate the VIE if we are deemed its primary beneficiary.

PRC laws and regulations currently require foreign entities that invest in the education business in China to be educational institutions with certain qualifications and experience in providing high quality education outside of China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Therefore, we conduct our operations through our VIE, namely Shanghai Four Seasons Education and Training Co., Ltd.. To provide the effective control over our VIE and receive substantially all of the economic benefits of them, Shanghai Fuxi, our wholly-owned subsidiary, entered into a series of contractual arrangements with our VIE, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions. These contractual agreements include exclusive services agreements, exclusive call option agreements, equity pledge agreements, shareholder voting rights proxy agreements and irrevocable powers of attorney and spousal consent letters. As a result of these contractual arrangements, the shareholders of our VIE irrevocably granted Shanghai Fuxi the power to exercise all voting rights to which they were entitled. In addition, Shanghai Fuxi has the option to acquire all of the equity interests in the VIE, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Fuxi is entitled to receive service fees for certain services to be provided to the VIE in an amount at Shanghai Fuxi’s discretion. We conclude that Shanghai Four Seasons Education and Training Co., Ltd. is our VIE, of which we are the primary beneficiary. As such, we consolidated the financial results of the VIE in our consolidated financial statements.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. No uncertain income tax position was recorded as of February 28, 2019, February 29, 2020 or February 28, 2021.

Impairment of goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is reviewed at least annually for impairment (February 28 or 29 for the Group). We evaluate our goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. As a result, the structure of our reporting units changed and goodwill generated from acquisitions was allocated to one reporting unit: Four Seasons Education reporting unit as of February 28, 2021.

In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, the quantitative impairment test is performed.

Starting from March 1, 2019, we adopted ASU No. 2017-04, simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When determining the fair value of each reporting unit, we use discounted cash flow model that includes a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operation and the uncertainty inherent in our internally developed forecast.

Based on the results of annual goodwill impairment tests, we recognized RMB0.6 million, RMB114.6 million and nil impairment loss on goodwill during the years ended February 28, 2019, February 29, 2020 and February 28, 2021.

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

Investments

We account for equity investments in equity securities that are in-substance common stocks and over which we can exercise significant influence and without control under equity-method accounting. Under this method, our pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income (loss). Dividends received reduce the carrying amount of the investment. When our share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, we continue to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of us to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. As a result of the impairment analysis, we did not record any impairment for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. We recognized nil, RMB0.8 million and nil impairment loss of property and equipment during the years ended February 28, 2019, February 29, 2020 or February 28, 2021. We recognized nil, RMB30.8 million and nil impairment loss on intangible assets during the years ended February 28, 2019, February 29, 2020 or February 28, 2021.

Recent Accounting Pronouncements

A list of recent accounting announcements that are relevant to us is included in note 2(ac) to our consolidated financial statements included elsewhere in this annual report.

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

	For the Year Ended February 28 or 29
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue	335,643	100.0	389,049	100.0	280,282	43,300	100.0
Cost of revenue	(171,822)	(51.2)	(200,933)	(51.6)	(168,832)	(26,082)	(60.2)
Gross profit	163,821	48.8	188,116	48.4	111,450	17,218	39.8
Operating expenses
General and administrative expenses	(128,349)	(38.2)	(139,370)	(35.8)	(116,972)	(18,071)	(41.7)
Sales and marketing expenses	(33,783)	(10.1)	(34,367)	(8.8)	(30,953)	(4,782)	(11.0)
Impairment loss on intangible assets and goodwill	(557)	(0.2)	(145,416)	(37.5)	—	—	—
Operating income (loss)	1,132	0.3	(131,037)	(33.7)	(36,475)	(5,635)	(12.9)
Subsidy income	4,150	1.2	9,572	2.5	11,898	1,838	4.2
Interest income, net	6,756	2.0	5,229	1.3	3,403	526	1.2
Other income (expenses), net	(3,311)	(1.0)	11,080	2.9	1,900	294	0.7
Income (loss) before income taxes and loss from equity method investments	8,727	2.5	(105,156)	(27.0)	(19,274)	(2,977)	(6.8)
Income tax expense	(10,116)	(3.0)	(4,189)	(1.1)	(4,760)	(735)	(1.7)
Loss from equity method investments	(81)	(0.0)	(224)	(0.1)	(3,852)	(595)	(1.4)
Net loss	(1,470)	(0.5)	(109,569)	(28.2)	(27,886)	(4,307)	(9.9)

Year Ended February 28, 2021 Compared to Year Ended February 29, 2020

Revenue

Our total revenue was RMB280.3 million (US$43.3 million) for the 2021 fiscal year and RMB389.0 million in the 2020 fiscal year, primarily due to the impact of the COVID-19 pandemic resulting in an overall decreased student enrollment, partially offset by the positive outcome of our proactive curricular upgrade in response to evolving market needs.

Cost of Revenue

Our total cost of revenue decreased by 16.0% to RMB168.8 million (US$26.1 million) for the fiscal year 2021 from RMB200.9 million in the 2020 fiscal year, primarily attributable to the decrease in faculty staff costs due to the impact of the COVID-19 pandemic.

Gross Profit

As a result of the foregoing, our gross profit was RMB111.5 million (US$17.2 million) for the fiscal year 2021, compared with RMB188.1 million in the same period of last year. Gross margin was 39.8% for the 2021 fiscal year, compared with 48.4% in the 2020 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 9.9% to RMB31.0 million (US$4.8 million) for the fiscal year 2021 from RMB34.4 million in the same period of last year, primarily due to continued internal cost controls.

General and Administrative Expenses

Our general and administrative expenses decreased by 16.1% to RMB117.0 million (US$18.1 million) for the fiscal year 2021 from RMB139.4 million in the same period of last year primarily attributable to the decreased staff costs due to continued network optimization.

Impairment loss on intangible assets and goodwill

Our impairment loss on intangible assets and goodwill was nil for the 2021 fiscal year, compared to RMB145.4 million in the 2020 fiscal year, due to the decline in a reporting unit’s fair value in the 2020 fiscal year.

Income/Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and income from equity method investments was RMB19.3 million (US$3.0 million) in the 2021 fiscal year, compared to the RMB105.2 million in the 2020 fiscal year.

Income Tax Expense

Our income tax expense was RMB4.2 million and RMB4.8 million (US$0.7 million) in the 2020 and 2021 fiscal year.

Net Loss

As a result of the foregoing, we recorded net loss of RMB109.6 million and RMB27.9 million (US$4.3 million) in the 2020 and 2021 fiscal year.

Year Ended February 29, 2020 Compared to Year Ended February 28, 2019

Revenue

Our total revenue increased by 15.9% to RMB389.0 million for the 2020 fiscal year from RMB335.6 million in the 2019 fiscal year, primarily attributable to the healthy ramp-up of new learning centers opened by us during fiscal year 2020, and the increase in student enrollment as a result of the expanded course offerings with higher diversification.

Cost of Revenue

Our total cost of revenue increased by 16.9% to RMB200.9 million for the 2020 fiscal year from RMB171.8 million in the 2019 fiscal year, primarily attributable to the increase in the number of faculty staff. The number of our full-time teachers and consultants increased from 392 as of February 28, 2019 to 463 as of February 29, 2020.

Gross Profit

As a result of the foregoing, our gross profit increased by 14.8% to RMB188.1 million for the 2020 fiscal year from RMB163.8 million in the 2019 fiscal year. Gross margin was 48.4% for the 2020 fiscal year, compared with 48.8% in the 2019 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 1.7% to RMB34.4 million for the 2020 fiscal year from RMB33.8 million in the 2019 fiscal year.

General and Administrative Expenses

Our general and administrative expenses increased by 8.6% to RMB139.4 million for the 2020 fiscal year from RMB128.3 million in the 2019 fiscal year due to the increased staff cost, depreciation expenses and amortization, learning center management fee and other receivable allowance.

Impairment loss on intangible assets and goodwill

Our impairment loss on intangible assets and goodwill was RMB145.4 million for the 2020 fiscal year, compared to RMB0.6 million in the 2019 fiscal year, mainly due to the decline in a reporting unit’s fair value.

Income/Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and income from equity method investments was RMB105.2 million in the 2020 fiscal year, compared to the income before income taxes and income from equity method investments of RMB8.7 million in the 2019 fiscal year.

Income Tax Expense

Our income tax expense was RMB10.1 million and RMB4.2 million in the 2019 and 2020 fiscal year.

Net Loss

As a result of the foregoing, we recorded net loss of RMB1.5 million and RMB109.6 million in the 2019 and 2020 fiscal year.

Non-GAAP Measures

We use adjusted net income (loss), a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income (loss) represents net income (loss) before the impact of (i) share-based compensation expenses; (ii) fair value change of investments, excluding foreign currency translation adjustment and (iii) impairment loss on intangible assets and goodwill (net of tax effect). We believe that adjusted net income (loss) helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income (loss).

Adjusted net income (loss) should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income (loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net income (loss) to adjusted net income (loss) for the periods indicated:

	For the Year Ended February 28 or 29
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	(1,470)	(109,569)	(27,886)	(4,307)
Add: share-based compensation expenses (net of tax effect of nil)	32,247	30,859	27,513	4,250
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	4,783	(11,134)	(2,148)	(332)
Add: impairment loss on intangible assets and goodwill (net of tax effect 7,701 for the year ended Feb. 29, 2020)	557	137,715	—	—
Adjusted net income (non-GAAP)	36,117	47,871	(2,521)	(389)

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28 or 29, 2019, 2020 and 2021, we had RMB439.6 million, RMB404.7 million and RMB378.4 million (US$58.5 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIE and our VIE’S affiliates and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiary and VIE. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiary or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiary and VIE are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of our VIE and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2021, total restricted net assets were RMB101.4 million (US$15.7 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended February 28 or 29
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	53,147	82,195	31,124	4,808
Net cash used in investing activities	(187,217)	(98,746)	(68,004)	(10,506)
Net cash provided by/(used in) financing activities	(561)	(26,417)	198	30
Effect of foreign exchange rate changes	22,542	14,088	(16,460)	(2,541)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(112,089)	(28,880)	(53,142)	(8,209)
Cash, cash equivalents and restricted cash at beginning of the year	583,324	471,235	442,355	68,338
Cash, cash equivalents and restricted cash at end of the year	471,235	442,355	389,213	60,129

Operating Activities

Net cash provided by operating activities amounted to RMB31.1 million (US$4.8 million) in the 2021 fiscal year. It reflected the net loss of RMB27.9 million (US$4.3 million), primarily adjusted by noncash lease expenses of RMB54.5 million (US$8.4 million), share-based compensation of RMB27.5 million (US$4.3 million), depreciation of property and equipment of RMB13.8 million (US$2.1 million) and accrued expenses and other current liabilities of RMB11.9 million (US$1.8 million). Additional major factors affecting operating cash flows in the 2021 fiscal year primarily included a decrease in changes in operating lease liabilities of RMB57.9 million (US$9.0 million).

Net cash provided by operating activities amounted to RMB82.2 million in the 2020 fiscal year. It reflected the net loss of RMB109.6 million, primarily adjusted by noncash lease expenses of RMB54.8 million, share-based compensation of RMB30.9 million, loss from intangible assets impairment of RMB30.8 million and loss from goodwill impairment of RMB114.6 million. Additional major factors affecting operating cash flows in the 2020 fiscal year primarily included a decrease in changes in operating lease liabilities of RMB47.6 million.

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

Investing Activities

Net cash used in investing activities amounted to RMB68.0 million (US$10.5 million) in the 2021 fiscal year. This was primarily attributable to the payment to equity method investments of RMB44.5 million (US$6.9 million), and purchase of investments under fair value of RMB175.8 million (US$27.2 million), partially offset by proceeds from maturity of investments under fair value of RMB192.9 million (US$29.8 million).

Net cash used in investing activities amounted to RMB98.7 million in the 2020 fiscal year. This was primarily attributable to the payment of acquisition considerations, net of cash acquired of RMB10.1 million in connection with the purchase of new schools and businesses in the 2020 fiscal year, and purchase of investments under fair value of RMB104.6 million, partially offset by proceeds from maturity of investments under fair value of RMB35.2 million.

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

Financing Activities

Net cash provided in financing activities amounted to RMB0.2 million (US$30,598) in the 2021 fiscal year. This was primarily attributable to proceeds from related parties loans of RMB0.1 million (USD$15,449).

Net cash used in financing activities amounted to RMB26.4 million in the 2020 fiscal year. This was primarily attributable to the repurchase of ordinary shares of RMB27.9 million, partially offset by the contribution from non-controlling shareholders of subsidiaries of RMB3.1 million.

Net cash used in financing activities amounted to RMB0.6 million in the 2019 fiscal year. This was primarily attributable to the dividends paid of RMB3.7 million and offering cost of RMB0.8 million, partially offset by the contribution from non-controlling shareholders of subsidiaries of RMB3.7 million and proceeds from related party loans of RMB0.2 million.

Capital Expenditures

Our capital expenditures amounted to RMB18.2 million, RMB9.2 million and RMB10.4 million (US$1.6 million) in the 2019, 2020, 2021 fiscal year, respectively. In the past, our capital expenditures primarily consisted of renovation costs of our learning centers. As our business expands, we may continue to renovate our new and existing learning centers and office facilities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by our VIE. In the 2021 fiscal year, Shanghai Fuxi received service fees of RMB27.3 million (US$4.2 million) from our VIE and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our PRC subsidiary may receive service fees from our VIE and we may rely on dividends from our PRC subsidiary for our cash needs in the future. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. Our VIE and its affiliates in the PRC contributed all of our revenue in the year ended February 28, 2019, the year ended February 29, 2020 and the year ended February 28, 2021.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2021, 50.6% of our total assets were located in the PRC, 43.4% of our total assets were located in the Cayman Islands and 6.0% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIE and its affiliates in the PRC for the periods indicated as a percentage of total assets:

	Assets
	As of February 28 or 29
	2019	2020	2021
Our Company and our subsidiaries
Four Seasons Education Cayman	41.2%	43.7%	43.4%
Four Seasons Education HK	7.1%	6.7%	6.0%
Shanghai Fuxi	6.5%	10.1%	11.3%
Our variable interest entities	45.2%	39.5%	39.3%
Total assets	100.0%	100.0%	100.0%

*	The percentages given exclude inter-company transactions among Four Season Education (Cayman) Inc., its subsidiaries and its variable interest entities.
C.	Research and Development, Patents and Licenses, etc.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2021.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	164,381	25,395	55,525	74,873	25,644	8,339
Funding Commitments	45,000	6,952	45,000	—	—	—
Total	209,381	32,347	100,525	74,873	25,644	8,339

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	59	Chairman
Yi Zuo	46	Director and Chief Executive Officer
Shaoqing Jiang	47	Director
Zongwei Li	49	Independent Director
Bing Yuan	53	Independent Director

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

Zongwei Li has served as our independent director since November 2017. Mr. Li has served as a managing director of Sailing Capital, a private equity fund, from June 2014 to March 2020. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li is also currently an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a non-practicing certified member of China institute of Certified Public Accountants. His business address is 36/F, CITIC Plaza, 859 North Sichuan Road, Shanghai 200085, China.

Bing Yuan has served as our independent director since July 2020. Mr. Yuan is the Chief Operating Officer of Hony Capital and a member of Hony Capital’s Executive Committee, responsible for its equity investment operations. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the Special Situation Group of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the Investment Banking Division at Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a Vice President with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focused on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan has assisted numerous prominent Chinese State-Owned Enterprises and private sector companies in completing their IPO, corporate finance and M&A transactions. Mr. Yuan has also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990, and received his master’s degree in International Relations in June 1993 and his Juris Doctorate’s degree in June 1998 from Yale University. His business address is No. 316 Grand Hills, Beijing, China 100015, China.

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

Compensation of Directors and Executive Officers

For the year ended February 28, 2021, we paid an aggregate of RMB1.5 million (US$0.2 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 3,270,000 shares under the 2017 Plan.

On March 27, 2017, we granted options to purchase a total of 1,110,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting March 27, 2019, and will expire on March 26, 2027.

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

On February 5, 2021, we granted 860,000 share options to employees at the weighted average grant date fair value of RMB13.24 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

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

Audit Committee. Our audit committee consists of Zongwei Li and Bing Yuan, and is chaired by Zongwei Li. Each of Zongwei Li and Bing Yuan satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the New York Stock Exchange and SEC requirements within one year of the completion of our initial public offering. Our board of directors has also determined that Zongwei Li qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the New York Stock Exchange Listed Company Manual. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Zongwei Li and Bing Yuan, and is chaired by Bing Yuan. Each of Zongwei Li and Bing Yuan satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zongwei Li and Bing Yuan, and is chaired by Bing Yuan. Each of Zongwei Li and Bing Yuan satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 28, 2021:

Functions	Number of Employees
Teachers	359
Learning center student services	238
General and administration	77
Sales, marketing and business development	42
Total	716

We had a total of 910 and 828 employees as of February 29, 2020 and February 28, 2019, respectively.

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

The calculations in the table below are based on 23,131,195 ordinary shares outstanding as of the date of this annual report, excluding 970,788 ordinary shares represented by the ADSs repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number**	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	9,434,907	40.4
Yi Zuo(2)	1,149,016	4.8
Shaoqing Jiang	-	-
Zongwei Li	*	*
Bing Yuan	-	-
All directors and executive officers as a group	10,596,423	45.8
Principal Shareholders:
Peiqing Tian(1)	9,434,907	40.4
Chengwei Capital HK Limited(3)	3,133,333	13.5
Jun Guo(4)	2,100,000	9.1
Crimson Capital Partners III, L.P.(5)	2,083,333	9.0

*	Beneficially owns less than 1% of our outstanding shares.
**

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1)

Consists of 8,809,451 ordinary shares held by Four Season Education Holdings Limited and 375,456 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 250,000ordinary shares underlying options vested within 60 days after the date of this annual report held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is 36th Floor, BM Tower, 218 Wusong Road, Hongkou District, Shanghai 200080, PRC.

(2)

Consists of 272,222 ordinary shares held by Harvest Consulting Holding Limited and 35,000 ordinary shares held in the form of ADSs, a British Virgin Islands company and 841,794 ordinary shares underlying options vested within 60 days after the date of this annual report held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is 36th Floor, BM Tower, 218 Wusong Road, Hongkou District, Shanghai 200080, PRC.

(3)

Consists of 3,133,333 ordinary shares held in the form of ADSs held by Chengwei Capital HK Limited, a company incorporated in Hong Kong. Chengwei Capital HK Limited is wholly-owned by Chengwei Evergreen Capital, LP, whose general partner is Chengwei Evergreen Management, LLC. Chengwei Evergreen Capital, LP is 99% economically owned by institutional LPs whose beneficial owners are not controlling persons and are not natural persons. Chengwei Evergreen Management, LLC has 1% economic ownership of Chengwei Evergreen Capital, LP and EXL Holdings, LLC has 100% controlling voting power of Chengwei Evergreen Management, LLC. Eric Xun Li has 100% controlling voting power of EXL Holdings, LLC. The address of Chengwei Capital HK Limited is 26/F, Three Exchange Square, 8 Connaught Place, Central, Hong Kong.

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

As of February 28, 2021, the number of our ordinary shares issued and outstanding was 23,131,195, excluding 970,788 ordinary shares represented by the ADSs repurchased by the Company, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 28, 2021.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2021 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIE, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements among Our VIE, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We purchase technological services for the online courses, the establishment of our IT system infrastructure and the establishment of our practice problem set database from Shanghai Fuxi Network Co., Ltd., an equity method investee of us, and agency services for employee travel activities from Shanghai Jiaxin Travel Agency, which are entities controlled by Mr. Peiqing Tian, our Chairman. For the 2019, 2020 and 2021 fiscal years, we entered into transactions of an aggregate of approximately RMB0.6 million, RMB1.7 million and RMB3.8 million (US$0.6 million), respectively, to purchase services from related parties. The amounts of transactions that we entered into with Shanghai Fuxi Network Co., Ltd. were approximately nil, RMB1.7 million and RMB3.5 million (US$0.5 million) for the 2019, 2020 and 2021 fiscal years, respectively. The amounts of transactions that we entered into with Shanghai Jiaxin Travel Agency were approximately RMB0.6 million, nil and nil for the 2019, 2020 and 2021 fiscal years, respectively.

Services Provided to Related Parties

We provide services to Shanghai Fuxi Network Co., Ltd., which is an equity method investee of us and an entity controlled by Mr. Peiqing Tian, our Chairman. We entered into transactions of an aggregate of approximately RMB0.2 million, RMB3.4 million and RMB2.5 million (US$0.4 million) to provide staff outsourcing and services related to live course collaboration to Shanghai Fuxi Network Co., Ltd. in the 2019, 2020 and 2021 fiscal year, respectively.

We also provide service to Shanghai Zhendou Technology Co., Ltd., which is an entity we invested as equity method investment. For the 2019, 2020 and 2021 fiscal years, we entered into transactions of an aggregate of approximately RMB0.05 million, nil and nil to provide school operating services to Shanghai Zhendou Technology Co., Ltd.

Amounts Due to Related Parties

As of February 28, 2021, we have borrowed loans that are non-interest bearing, unsecured, and due on demand from non-controlling interest shareholders of VIE's subsidiaries, the amount was RMB1.4 million (US$0.2 million).

Related Party leases

In September 2019, we entered into two lease contracts with Huangshan Culture Investment Group Co., Ltd., non-controlling interest shareholder of Huangshan R&L, we recognized an operating lease right-of-use asset and operating lease liability of RMB0.2 million (US$0.03 million) and RMB0.1million (US$0.02 million) as of February 28, 2021, respectively. The operating lease expenses was RMB0.1million (US$0.02 million) for the year ended February 28, 2021.

Related party acquisition

In March and April 2020, we entered into share purchase agreements with Four Seasons Online Education (Cayman) Inc., the Cayman holding company of Fuxi Network. Under the agreements, we purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of Four Seasons Online Education (Cayman) Inc. in March and April 2020, respectively, with the total cash consideration of US$5.8 million. In May 2021, we entered into an agreement with Four Seasons Online Education (Cayman) Inc., pursuant to which Four Seasons Online Education (Cayman) Inc. would transfer its online education service operations to us in May 2021 for no consideration.

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

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.

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

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

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

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Second Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than one-tenth of all votes attaching to all shares in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Second Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Shareholders’ general meetings may be convened by a majority of our board of directors. The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding in aggregate, at the date of such requisition, not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote to requisition an extraordinary general meeting of the shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our Second Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Second Amended and Restated Memorandum of Association contains a declaration that the liability of our members is so limited.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Second Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” provided certain conditions are met, including (1) we are neither a passive foreign investment company nor treated as such with respect to you in the taxable year in which the dividend is paid or the preceding taxable year, (2) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (3) certain holding period and other requirements are met. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 28, 2021.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2021.

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

For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIE as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements.

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

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. As previously noted, we believe that we were a PFIC for our taxable year ended February 28, 2021. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIE and their subsidiaries in China. We do not hedge against currency risk.

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

As of February 28, 2021, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB192.0 million (US$29.7 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2021, would result in a decrease of US$3.0 million in cash, cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

For the period from the effective date of the registration statement on Form F-1 to February 28, 2021, we have used US$32.4 million of our proceed from the offering, of which US$20.0 million was paid in connection with our dividend paid in 2019, US$4.0 million was paid in connection with our share repurchase, US$5.8 million was paid in connection with investments and US$2.6 million was used for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of February 28, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2021, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was ineffective due to the presence of a material weakness as of February 28, 2021.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of February 28, 2021.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of auditing our consolidated financial statements for the year ended February 29, 2020, we and our independent registered public accounting firm identified no material weakness but two significant deficiencies in our internal control over financial reporting. We have implemented several procedures to remediate the identified significant deficiencies, including developing a guidance on internal control procedure over new business models and a formal policy guidance on the design and performance of IT risk management under a uniform framework of internal controls.

In the course of auditing our consolidated financial statements for the year ended February 28, 2021, we and our independent registered public accounting firm identified one material weakness related to the lack of sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. We are in the process of implementing remediation measures to remediate the identified material weakness.

We plan to further refine the relevant controls caliber and incorporate enhanced communication and documentation procedures between our operations team and the individuals responsible for preparation of financial statements. We will implement additional supervision and review activities by qualified personnel, and the development and use of checklists to assist in our financial reporting processes.

However, we cannot assure you that we will remediate our material weakness or significant deficiencies in a timely manner or will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations.

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

	For the Year Ended February 28 or 29
	2019	2020	2021
	USD	USD	USD
	(in thousands)
Audit fees(1)	616	775	830
Tax fees(2)	—	11	—

(2)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

Not applicable.

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 24, 2020)
4.1	2015 Share Option Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)
4.2	2019 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 from our registration statement on Form S-8 (File No. 333-224308) filed publicly with the SEC on April 17, 2019)
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2020 (incorporated by reference to Exhibit 4.14 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 24, 2020)

4.15

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 24, 2020)

4.16

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 24, 2020)

8.1*	List of major subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

12.1*	Certification by the Group Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Group Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as dopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Fangda Partners regarding certain PRC law matters
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Director

Date:  July 2, 2021

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. and its subsidiaries (the “Company”) as of February 28, 2021 and February 29, 2020, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended February 28, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2021 and February 29, 2020, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2021, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

July 2, 2021

We have served as the Company's auditor since 2017.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 29, 2020	As of February 28, 2021
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		404,652	378,358	58,452
Accounts receivable and contract assets, net of allowance for credit losses of RMB215 as of both February 29, 2020 and February 28, 2021		1,261	360	56
Other receivables, deposits and other assets, net of allowance for credit losses of RMB5,052 as of both February 29, 2020 and February 28, 2021		18,484	10,566	1,632
Short-term investment		10,000	31,000	4,789
Long-term investments under fair value - current		181,821	96,558	14,917
Total current assets		616,218	516,842	79,846
Restricted cash		37,703	10,855	1,677
Property and equipment, net	4	19,749	15,804	2,442
Operating lease right-of-use assets	14	190,074	150,696	23,281
Intangible assets, net	5	8,765	7,118	1,100
Goodwill	6	35,163	36,967	5,711
Deferred tax assets	11	13,445	16,253	2,511
Equity method investments	7	1,295	36,784	5,683
Long-term investment under fair value - non-current		104,414	163,303	25,228
Other non-current assets		10,790	12,571	1,941
Total non-current assets		421,398	450,351	69,574
TOTAL ASSETS		1,037,616	967,193	149,420

Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB1,323 and RMB1,495 as of February 29, 2020 and February 28, 2021, respectively)	13	1,323	1,495	231
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB69,797 and RMB82,736 as of February 29, 2020 and February 28, 2021, respectively)	8	75,118	86,947	13,432
Operating lease liabilities - current (including operating lease liabilities - current of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB49,221 and RMB52,290 as of February 29, 2020 and February 28, 2021, respectively)	14	51,842	52,674	8,137
Income tax payable (including income tax payable of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB10,066 and RMB8,316 as of February 29, 2020 and February 28, 2021, respectively)		12,789	10,630	1,642
Deferred revenue (including deferred revenue of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB71,946 and RMB75,242 as of February 29, 2020 and February 28, 2021, respectively)		71,946	75,242	11,625
Total current liabilities		213,018	226,988	35,067

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of February 29, 2020	As of February 28, 2021
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB2,136 and RMB1,673 as of February 29, 2020 and February 28, 2021, respectively)	11	2,136	1,673	258
Operating lease liabilities - non-current (including operating lease liabilities - non-current of the consolidated VIE and VIE's subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB135,867 and RMB78,828 as of February 29, 2020 and February 28, 2021, respectively)	14	147,510	92,144	14,236
Total non-current liabilities		149,646	93,817	14,494
TOTAL LIABILITIES		362,664	320,805	49,561
Commitments and contingencies	15

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 23,131,195 shares issued and outstanding as of both February 29, 2020 and February 28, 2021)		15	15	2
Additional paid-in capital		742,637	768,150	118,670
Treasury shares (970,788 shares as of both February 29, 2020 and February 28, 2021)	9	(27,899)	(27,899)	(4,310)
Accumulated deficit		(110,094)	(138,290)	(21,364)
Accumulated other comprehensive income (loss)		26,091	(13,289)	(2,053)
Shareholders’ equity		630,750	588,687	90,945
Non-controlling interests		44,202	57,701	8,914
Total equity		674,952	646,388	99,859
TOTAL LIABILITIES AND EQUITY		1,037,616	967,193	149,420

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 28, 2019, FEBRUARY 29, 2020 AND FEBRUARY 28, 2021

(Amounts in thousands, except for share and per share data)

		2019	2020	2021
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	2(q)	335,643	389,049	280,282	43,300
Cost of revenue		(171,822)	(200,933)	(168,832)	(26,082)

Gross profit		163,821	188,116	111,450	17,218

General and administrative expenses		(128,349)	(139,370)	(116,972)	(18,071)
Sales and marketing expenses		(33,783)	(34,367)	(30,953)	(4,782)
Impairment loss on intangible assets and goodwill		(557)	(145,416)	—	—

Operating income (loss)		1,132	(131,037)	(36,475)	(5,635)
Subsidy income		4,150	9,572	11,898	1,838
Interest income, net		6,756	5,229	3,403	526
Other (expenses) income, net		(3,311)	11,080	1,900	294

Income (Loss) before income taxes and loss from equity method investments		8,727	(105,156)	(19,274)	(2,977)

Income tax expense	11	(10,116)	(4,189)	(4,760)	(735)
Loss from equity method investments		(81)	(224)	(3,852)	(595)

Net loss		(1,470)	(109,569)	(27,886)	(4,307)
Net (loss) income attributable to non-controlling interests		(869)	(76)	310	48
Net loss attributable to Four Seasons Education (Cayman) Inc.		(601)	(109,493)	(28,196)	(4,355)
Net loss per ordinary share:
- Basic	12	(0.02)	(4.63)	(1.22)	(0.19)
- Diluted	12	(0.02)	(4.63)	(1.22)	(0.19)

Weighted average shares used in calculating net loss per ordinary share:
- Basic	12	24,053,492	23,668,916	23,131,195	23,131,195
- Diluted	12	24,053,492	23,668,916	23,131,195	23,131,195

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED FEBRUARY 28, 2019, FEBRUARY 29, 2020 AND FEBRUARY 28, 2021

(Amounts in thousands, except for share and per share data)

	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(1,470)	(109,569)	(27,886)	(4,307)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	29,916	24,484	(39,380)	(6,084)
Comprehensive income (loss)	28,446	(85,085)	(67,266)	(10,391)
Less: Comprehensive (loss) income attributable to non-controlling interests	(869)	(76)	310	48
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	29,315	(85,009)	(67,576)	(10,439)

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. shareholders' equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1, 2018	24,026,591	15	—	—	679,829	—	(28,309)	651,535	6,413	657,948
Offering cost	—	—	—	—	(847)	—	—	(847)	—	(847)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	35,015	35,015
Non-controlling interests capital injection	—	—	—	—	—	—	—	—	3,683	3,683
Option exercised	39,442	—	—	—	439	—	—	439	—	439
Share-based compensation	—	—	—	—	32,247	—	—	32,247	—	32,247
Net loss for the year	—	—	—	—	—	(601)	—	(601)	(869)	(1,470)
Foreign currency translation adjustments	—	—	—	—	—	—	29,916	29,916	—	29,916
Balance at February 28, 2019	24,066,033	15	—	—	711,668	(601)	1,607	712,689	44,242	756,931
Repurchase of ordinary shares (Note 9)	(970,788)	—	970,788	(27,899)	—	—	—	(27,899)	—	(27,899)
Purchase of non-controlling interests	—	—	—	—	(298)	—	—	(298)	(3,037)	(3,335)
Non-controlling interests capital injection	—	—	—	—	—	—	—	—	3,073	3,073
Option exercised	35,950	—	—	—	409	—	—	409	—	409
Share-based compensation	—	—	—	—	30,858	—	—	30,858	—	30,858
Net loss for the year	—	—	—	—	—	(109,493)	—	(109,493)	(76)	(109,569)
Foreign currency translation adjustments	—	—	—	—	—	—	24,484	24,484	—	24,484
Balance at February 29, 2020	23,131,195	15	970,788	(27,899)	742,637	(110,094)	26,091	630,750	44,202	674,952
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1,374	1,374
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	11,776	11,776
Share-based compensation	—	—	—	—	27,513	—	—	27,513	—	27,513
Net loss for the year	—	—	—	—	—	(28,196)	—	(28,196)	310	(27,886)
Foreign currency translation adjustments	—	—	—	—	—	—	(39,380)	(39,380)	—	(39,380)
VIE deconsolidation	—	—	—	—	(2,000)	—	—	(2,000)	—	(2,000)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	39	39
Balance at February 28, 2021 in RMB	23,131,195	15	970,788	(27,899)	768,150	(138,290)	(13,289)	588,687	57,701	646,388
Balance at February 28, 2021 in USD (Note 2)	23,131,195	2	970,788	(4,310)	118,670	(21,364)	(2,053)	90,945	8,914	99,859
The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 28, 2019, FEBRUARY 29, 2020 AND FEBRUARY 28, 2021

(Amounts in thousands, except for share and per share data)

	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net loss for the year	(1,470)	(109,569)	(27,886)	(4,307)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	32,247	30,858	27,513	4,250
Allowance for credit losses	—	5,267	—	—
Depreciation of property and equipment	14,528	15,424	13,754	2,125
Noncash lease expenses	—	54,808	54,466	8,414
Loss of disposal of property and equipment	1,596	249	416	64
Loss from property and equipment impairment	—	764	—	—
Amortization of intangible assets	3,435	4,328	1,949	301
Loss from intangible assets impairment	—	30,804	—	—
Loss from equity method investments, net of taxes	81	224	3,852	595
Loss from goodwill impairment	557	114,612	—	—
Fair value change of investments	4,783	(11,134)	(2,148)	(332)
Gain from disposal of subsidiaries	—	—	(2,087)	(322)
Changes in operating assets and liabilities and other, net:
Accounts receivable and contract assets	4,943	(665)	1,008	156
Amounts due from related parties	12,746	(594)	(515)	(80)
Other receivables, deposits and other assets	(14,081)	(3,517)	8,091	1,250
Deferred income taxes	(6,334)	(12,676)	(3,271)	(505)
Other non-current assets	(800)	(107)	(91)	(14)
Changes in operating lease liabilities	—	(47,550)	(57,938)	(8,951)
Amounts due to related parties	—	446	587	91
Accrued expenses and other current liabilities	27,839	22,424	11,912	1,840
Income tax payable	(5,557)	3,724	(2,159)	(334)
Deferred revenue	(21,366)	(15,925)	3,671	567
Net cash provided by operating activities	53,147	82,195	31,124	4,808
Cash flows from investing activities
Purchases of property and equipment	(17,870)	(9,186)	(10,441)	(1,613)
Purchases of intangible assets	(322)	—	—	—
Acquisition of businesses, net of cash acquired	(133,902)	(10,115)	854	132
Payments to equity method investments	(300)	—	(44,481)	(6,872)
Purchase of short-term investments	—	(10,000)	(31,000)	(4,789)
Purchase of investments under fair value	(34,823)	(104,602)	(175,820)	(27,162)
Proceeds from maturity of investments	—	35,157	192,884	29,798
Net cash used in investing activities	(187,217)	(98,746)	(68,004)	(10,506)

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

FOR THE YEARS ENDED FEBRUARY 28, 2019, FEBRUARY 29, 2020 AND FEBRUARY 28, 2021

(Amounts in thousands, except for share and per share data)

	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Payments to acquire non-controlling interests	—	(3,335)	—	—
Contribution from non-controlling interests	3,683	3,073	90	14
Offering cost paid	(847)	—	—	—
Proceeds from related parties loans	214	986	100	15
Net proceeds from options exercised	66	758	8	1
Repurchase of ordinary shares	—	(27,899)	—	—
Dividends paid	(3,677)	—	—	—
Net cash (used in) provided by financing activities	(561)	(26,417)	198	30
Effect of foreign exchange rate changes	22,542	14,088	(16,460)	(2,541)
Net decrease in cash, cash equivalents and restricted cash	(112,089)	(28,880)	(53,142)	(8,209)
Cash, cash equivalents and restricted cash at beginning of the year	583,324	471,235	442,355	68,338
Cash, cash equivalents and restricted cash at end of the year	471,235	442,355	389,213	60,129
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	439,580	404,652	378,358	58,452
Restricted cash	31,655	37,703	10,855	1,677
Total cash, cash equivalents and restricted cash	471,235	442,355	389,213	60,129
Supplemental disclosure of cash flow information:
Income taxes paid	22,010	13,142	10,189	1,574
Cash paid for amounts included in measurement of lease liabilities	—	60,206	59,547	9,199
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	16,412	51,434	7,946
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	984	221	302	47
Non-cash contribution from non-controlling interests	—	—	11,686	1,805
Payables for business acquisitions	10,115	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Four Seasons Education (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on June 9, 2014. The Company, its subsidiaries, its consolidated Variable Interest Entity (the "VIE") and VIE’s subsidiaries (collectively referred to as the "Group") are principally engaged in provision of after-school education services for kindergarten, elementary and middle school students in the People’s Republic of China (the "PRC").

On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi", or "WFOE") in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. (the "VIEs") and its subsidiaries. The Group delivers education services mainly through learning centers, which are physical establishments of education facilities at a specific geographic location, and are directly held and operated by VIEs and VIE’s subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs.

On March 1, 2020, Shanghai Fuxi terminated the contractual arrangements with Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment") including the exclusive service agreement, exclusive call option agreement, equity pledge agreement and shareholder voting rights proxy agreement. At the same time, the ownership of the learning center previously held by Four Seasons Investment namely Shanghai Tongfang Technology Further Education School ("Tongfang School") was transferred to the other VIE of the Company, namely Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons"). Other than Tongfang School, the assets and liabilities held by Four Seasons Investment were immaterial.

As of February 28, 2021, details of the Company’s major subsidiaries, its VIE and VIE’s subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as of February 28, 2021	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Education and management consulting service
Variable interest entity:
Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons")	March 12, 2014	Shanghai	100%	After-school tutoring
VIE's subsidiaries:
Four Seasons Class Training Co., Ltd. ("Four Seasons Class")	September 1, 2016	Shanghai	100%	After-school tutoring
Shanghai Jing'an Modern Art Culture Education School ("Modern Art School")	January 25, 2017	Shanghai	100%	After-school tutoring
Shanghai Tongfang Technology Further Education School ("Tongfang School")	May 16, 2013	Shanghai	100%	After-school tutoring

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The Company evaluates the need to consolidate the VIE of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

Determining whether the Company is the primary beneficiary in the VIE arrangements between the WFOE and the VIE entity requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are in fact valid and legally enforceable and therefore are indeed substantive.

The Company has also considered conflicts of interest arisen from the contractual arrangements. Mr. Tian is the nominal shareholder of the VIE, and Mr. Tian is also the controlling shareholder and the largest shareholder of the Company. The interests of Mr. Tian as the nominal shareholder of the VIE may differ from the interests of the Company as a whole, since Mr. Tian is only one of the beneficial shareholders of the Company. The Company relies on Mr. Tian, as a director of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. The Company believes Mr. Tian will not act contrary to any of the contractual arrangements and the call option agreement provides the Company with a mechanism to remove Mr. Tian as a nominal shareholder of the VIE should he act to the detriment of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Tian, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIE Arrangements

The Company consolidates Shanghai Four Seasons and its subsidiaries as variable interest entities and referred to them as "the VIE and VIE's subsidiaries" in the Company’s consolidated financial statements. PRC laws and regulations currently require foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high-quality education outside China. The Company is not an educational institution and does not provide education services. Therefore, the Company conduct the operation through the VIE. In addition, the VIE holds leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s total net revenue.

The Company, through its wholly owned subsidiary in China, Shanghai Fuxi has entered into the following contractual arrangement with the VIE that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

Agreements that provide the Company with effective control over the VIE include:

Call Option Agreement Pursuant to the call option agreement among the WFOE, Shanghai Four Seasons and the shareholders of Shanghai Four Seasons ("the VIE shareholders"), the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIE at nominal consideration which decided by the WFOE or the lowest consideration permitted by PRC laws and regulations under the circumstances where the WFOE or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of VIE. The WFOE has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIE’s assets or equity interests. The agreement can be terminated by the WFOE by giving a 30-day prior notice, but not by the VIE or VIE’s shareholders.

Voting Rights Proxy Agreement & Irrevocable Power of Attorney The VIE shareholders executed voting rights proxy agreement, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders meeting of VIE and execute relevant shareholders resolutions; (ii) exercise on his behalf all his rights as a shareholder of VIE, including those rights under PRC laws and regulations and the articles of association of VIE, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIE, (iv) assign the shareholding rights to VIE, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation. The agreement will remain in effect unless the WFOE terminates the agreement by giving a written notice.

Equity Pledge Agreement The VIE shareholders agreed to pledge their equity interest in VIE to the WFOE to secure the performance of the VIE’s obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIE shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIE, such interests belong to the WFOE. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIE or VIE’s shareholders.

Agreements that transfer economic benefits of VIE to the Group include:

Exclusive Services Agreement Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIE. In particular, such services include conducting market research and offering strategic business advice, providing information technology services, providing advices on mergers and acquisitions, providing human resources management services, providing intellectual property licensing services, providing support for teaching activities and providing other services that the parties may mutually agree from time to time. In exchange, the VIE pays annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion based on the services provided and the operation conditions of VIE. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIE or VIE's shareholders.

The Voting Rights Proxy Agreement and Irrevocable Power of Attorney have conveyed all shareholder rights held by the VIE's shareholders to the WFOE or any person designated by the WFOE, including the right to appoint executive directors of the VIE to conduct day to day management of the VIE's businesses, and to approve significant transactions of the VIE. In addition, the Call Option Agreement provides the WFOE with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders' equity interest in the VIE. The Equity Pledge Agreements further secure the obligations of the shareholders of the VIE under the above agreements.

Because the Company, through the WFOE, has (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from the VIE, the Company is deemed the primary beneficiary of the VIE. Accordingly, the Company has consolidated the VIE’s financial results of operations, assets and liabilities in the Group's consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Services Agreement Agreement).

The Company believes that the contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries or VIE to restructure the relevant ownership structure or operations; or
•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The following consolidated financial statement balances and amounts of the Company's VIE and its subsidiaries, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, its VIE and VIE’s subsidiaries.

	As of
	February 29,	February 28,
	2020	2021
	RMB	RMB	USD
ASSETS
Total current assets	108,009	143,671	22,196
Total non-current assets	302,448	236,098	36,474
TOTAL ASSETS	410,457	379,769	58,670

LIABILITIES
Total current liabilities	202,353	220,079	34,000
Total non-current liabilities	138,003	80,501	12,436
TOTAL LIABILITIES	340,356	300,580	46,436

	Year Ended
	February 28,	February 29,	February 28,
	2019	2020	2021
	RMB	RMB	RMB	USD
Total revenue	335,643	389,049	280,282	43,300
Operating income (loss)	24,929	(101,126)	(13,652)	(2,109)
Net income (loss)	25,834	(96,977)	(5,529)	(854)
Net cash provided by operating activities	119,185	54,778	43,753	6,759
Net cash used in investing activities	(151,373)	(29,206)	(33,758)	(5,215)
Net cash provided by financing activities	3,897	724	198	30

The VIE contributed 100% of the Group's consolidated revenue for three years ended February 28, 2019, February 29, 2020 and February 28, 2021. As of February 29, 2020 and February 28, 2021, the VIE accounted for an aggregate of 39.6% and 39.3% respectively, of the audited consolidated total assets, and 93.8% and 93.7% respectively, of the consolidated total liabilities. Total assets not associated with the VIE mainly consist of cash and cash equivalents and investments under fair value.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of useful lives of long-lived assets, realization of deferred tax assets, impairment assessment of investments, property and equipment, intangible assets and goodwill, valuation of share-based compensation, fair value assessment of investments, assumptions used to determine the fair value of the assets acquired through business combination and incremental borrowing rate for lease. Actual results may differ materially from those estimates.

(d) Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. Alternatively, the excess of the (i) the fair value of the identifiable net assets of the acquire over (ii) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree is recorded as a gain on bargain purchase. Business combinations occurred during the year ended February 28, 2021 are disclosed in Note 3.

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

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 28, 2019, February 29, 2020 and February 28, 2021:

	February 28,		February 29,		February 28,
	2019		2020		2021
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 4)	—	—	—	764	—	—	—	—
Operating lease right-of-use assets	—	—	—	800	—	—	—	—
Intangible assets, net (Note 5)	—	—	—	30,804	—	—	—	—
Goodwill (Note 6)	—	557	17,022	114,612	—	—	—	—

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets, other receivables, short-term investments, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(f) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and affiliates incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIE and VIE's subsidiaries is RMB.

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

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB186,607 and RMB192,008 (US$29,663) as of February 29, 2020 and February 28, 2021, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollar as of and for the year ended February 28, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4730, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 26, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 26, 2021, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value.

(j) Allowance for credit losses

On March 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of March 1, 2020 was immaterial to the consolidated financial statements. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. There was no allowance recorded during the year ended February 28, 2021. The balance of allowance for accounts receivable and contract assets and other receivables, deposits and other assets was RMB5,267 and RMB5,267($814) as of February 29, 2020 and February 28, 2021, respectively. Balances are written off when determined to be uncollectible.

(k) Restricted cash

The Group's restricted cash represents deposits restricted as to withdrawal or use under government regulations. Restricted cash is classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities.

(l) Investments

The Group's investments consist of wealth management products, investments under fair value and equity-method investments.

Wealth management products were mainly deposits placed with financial institutions with original maturities greater than three months but less than one year.

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other (income) expense, net in the consolidated statements of operations. Loss of RMB4,783, income of RMB11,134 and RMB2,148(US$332) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

The Group accounts for investment in equity securities that are in-substance common stocks and over which the Group can exercise significant influence but holds no controlling interest under equity method of accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income (loss). Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. As a result of the impairment analysis, the Group did not record any impairment for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

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

(n) Intangible assets, net

Acquired intangible assets other than goodwill consist of trade name, student base and customer relationship, school cooperation agreements, non-compete agreement and license which are carried at cost, less accumulated amortization and impairment. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. The amortization periods by intangible asset classes are as follows:

Trade name	10 - 20 years
Student base and customer relationship	3 - 9 years
School cooperation agreements	5 years
Non-compete agreements	3 years
Software	5 years
License	3 years

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized nil, RMB764 and nil impairment loss of property and equipment during the years ended February 28, 2019, February 29, 2020 and February 28, 2021. The Group recognized nil, RMB30,804 and nil impairment loss on intangible assets during the years ended February 28, 2019, February 29, 2020 and February 28, 2021.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is reviewed at least annually for impairment (February 28 or 29 for the Group). The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. The Group used to have two reporting units and goodwill generated from acquisitions in fiscal year 2017 and 2019 was allocated to two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, respectively as of February 29, 2020. During the year ended February 28, 2021, the Group conducted an organizational restructure which resulted in only one reporting unit. All goodwill generated from acquisitions was allocated to the one reporting unit: Four Seasons Education reporting unit as of February 28, 2021.

In the evaluation of goodwill for impairment, the Group may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, the quantitative impairment test is performed.

Starting from March 1, 2019, the Group adopted ASU No. 2017-04, simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When determining the fair value of each reporting unit, the Group uses discounted cash flow model that includes a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operation and the uncertainty inherent in the Group’s internally developed forecast.

Based on the results of annual goodwill impairment tests, the Group recognized RMB557, RMB114,612 and nil impairment loss on goodwill during the years ended February 28, 2019, February 29, 2020 and February 28, 2021.

(q) Revenue recognition

As of March 1, 2018, the Group adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (“Topic 606”) and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of March 1, 2018.

The Group derives substantially all of its revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students and revenue is recognized proportionately over time as the tutoring sessions are delivered. In response to the COVID-19 pandemic, the Group began to offer online courses to students who elected to remain enrolled in the programs during the early of this fiscal year. The Group recognizes revenue proportionately over the term of the online tutoring sessions delivered. Despite of the recovery of offline courses since June 1, 2020, the Group continued to offer online courses as a supplement to offline courses. RMB19,011 and RMB90,421 of the online course revenue are recognized for the years ended February 29, 2020 and February 28, 2021. The Group recognizes application fees and material fees charged at a point in time, of which the amounts are insignificant for the years ended February 29, 2020 and February 28, 2021.

Disaggregation of Revenue

The following table represents disaggregation of Group's revenue from contracts with customers by main education programs for the years ended. The Group's revenue is reported net of value added taxes and surcharges.

	For the Year Ended February 28 or 29
	2019		2020		2021
	RMB	%	RMB	%	RMB	USD

Elementary school	255,660	76.2	300,278	77.2	207,720	32,089
Middle school	41,633	12.4	52,107	13.4	50,902	7,864
Special programs and others	39,781	11.9	38,298	9.8	21,714	3,355
Less: sales tax	1,431	0.4	1,634	0.4	54	8
Total	335,643	100.0	389,049	100.0	280,282	43,300

Elementary school/middle school The Group offer expertly designed courses for students of different aptitude levels for each elementary school grade level as well as middle school.

Others Others mainly include of courses provided to students in kindergarten, the provision of training, staff outsourcing services and short-term, intensive workshops.

Each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable considerations in the contracts with customers, except that the Group offers certain refunds for the programs for elementary and middle school students. These refunds were offered for any unattended classes to students who decided to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and were subjected to refund at the option of the customer. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB23,179 and RMB16,208(US$2,504) as of February 29, 2020 and February 28, 2021.

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

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the cooperation with other learning centers and K-12 school course delivery performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were RMB53 and nil as of February 29, 2020 and February 28, 2021, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the years ended February 29, 2020 and February 28, 2021, RMB87,870 and RMB71,946 of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2019 and 2020. The contract liabilities were RMB71,946 and RMB75,242(US$11,625) as of February 29, 2020 and February 28, 2021, respectively. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

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

(r) Cost of revenue

Cost of revenue consists of the following:

•	Staff costs, which primarily consist of teaching salaries and other benefits for the teachers,
•	Rental, utilities and maintenance costs for the learning centers,
•

Education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, student activity expenses and platform and service charges for online course, and

•	Amortization of leasehold improvement of learning centers.

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing (see disclosure on funding commitment in Note 16). The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 28, 2019, February 29, 2020 and February 28, 2021, the advertising expenses were RMB26,317, RMB25,943 and RMB25,486(US$3,937), respectively.

(t) Leases

The Group has lease contracts mainly for offices and learning centers in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group’s leases have lease terms of up to fifteen years, which includes lessee options to extend the lease, only to the extent it is reasonably certain that the Group will exercise such extension options. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Noncash lease expense are used as the noncash add-back for the amortization of the right-of use assets to the operating section of the consolidated statements of cash flows. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the right-of-use assets, the Group recognized impairments of RMB800 and nil related to the write-down of value of certain operating lease right-of-use assets during the year ended February 29, 2020 and February 28, 2021, respectively.

(u) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB4,150,

RMB9,572 and RMB11,898(US$1,838) for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

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

(w) Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

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

(aa) Loss per share

Basic loss per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had share options, which could potentially dilute basic earnings per share in the future.

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

         (ac) Recent accounting pronouncements not yet adopted

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

3.	BUSINESS COMBINATION

Business combinations during the year ended February 28, 2019:

Acquisition of Wupin Education

The Group acquired 90% equity interest in Shanghai Wupin Education Consulting Service Co., Ltd. and its subsidiaries (collectively "Wupin Education") on March 1, 2018, for a total consideration of RMB128,880, which has been paid in full as of February 28, 2019. The intangible assets, goodwill and non-controlling interests acquired from the acquisition were RMB35,630, RMB114,613 and RMB15,799, respectively. The Group recognized RMB2,038 of transaction costs for the acquisition which were included in general and administrative expenses in the year ended February 28, 2019.

Acquisition of Fantasy

The Group acquired 51% equity interests of Shanghai Fantasy Business Consulting Co., Ltd. and its subsidiary ("Fantasy") on September 1, 2018, for a total consideration of RMB12,000 which was fully paid as of February 29, 2020. The intangible assets, goodwill and non-controlling interests acquired from the acquisition were RMB7,200, RMB18,141 and RMB11,529, respectively. The transaction cost for the acquisition of Fantasy was immaterial.

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

Business combinations during the year ended February 28, 2021:

On February 7, 2018, the Group acquired 50% equity interest of Shanghai Huashi Dongfang Digital Publishing Co., Ltd. ("Huashi Dongfang") for a total consideration of RMB1,300. The Group accounted for the investment under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB25 and RMB5 in loss from equity method investments for the years ended February 29, 2020 and February 28, 2021, respectively. On April 22, 2020 the Group acquired another 19.97% equity interest of Huashi Dongfang for a total consideration of RMB1,330. Both were fully paid as of February 28, 2021. As a result of these transactions, the Group obtained control in this entity and therefore accounted for these transactions as step acquisition. The goodwill and non-controlling interests acquired from the acquisition were RMB1,804 and RMB1,174, respectively. Pro forma results of operations for this acquisition have not been presented as they are not material to the Group’s consolidated results.

On September 1, 2020, the Group acquired 80% equity interest of Shanghai Jiahe International Travel Service Co., Ltd. ("Jiahe") for a total consideration of RMB800 which was fully paid as of February 28, 2021. The intangible assets and non-controlling interests acquired from the acquisition were RMB302 and RMB200, respectively. Pro forma results of operations for this acquisition have not been presented as they are not material to the Group’s consolidated results.

Revenue and net loss of Huashi Dongfang and Jiahe aggregately included in the consolidated statements of operations for the year ended February 28, 2021 were RMB213 and RMB258, respectively. The transaction cost for the acquisitions of Huashi Dongfang and Jiahe was immaterial.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Leasehold improvement	41,970	41,029	6,338
Motor vehicles	2,593	2,819	436
Electronic equipment	4,818	5,281	816
Office equipment & furniture	8,316	7,071	1,092
Construction in progress	125	729	113
Total	57,822	56,929	8,795
Less: accumulated depreciation	38,073	41,125	6,353
Property and equipment, net	19,749	15,804	2,442

For the years ended February 28, 2019, February 29, 2020, and February 28, 2021, depreciation expenses were RMB14,528, RMB15,424 and RMB13,754(US$2,125), respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Trade name	37,400	37,400	5,778
Student base and customer relationship	7,940	7,940	1,227
School cooperation agreements	1,000	1,000	154
Non-compete agreements	670	670	104
Purchased software	322	322	50
License	—	302	46
Total	47,332	47,634	7,359
Less: accumulated amortization	7,763	9,712	1,500
accumulated impairment losses	30,804	30,804	4,759
Intangible assets, net	8,765	7,118	1,100

For the years ended February 28, 2019, February 29, 2020 and February 28, 2021, amortization expenses were RMB3,435, RMB4,328 and RMB1,949(US$301), respectively. As of February 28, 2021, estimated amortization expense of the existing intangible assets for each of the next five years ending February 28, 2026 and thereafter is RMB1,942, RMB1,241, RMB949, RMB756, RMB756 and RMB1,474.

The Group recorded impairment loss for intangible assets of nil, RMB30,804 and nil for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively. The impairment arose from the adverse impact that COVID-19 has had on the Group's operation forecast attributable to the intangible assets acquired in business combination in the fiscal year 2020.

6.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 29, 2020 and February 28, 2021 consisted of the following:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Balance at beginning of the year
Goodwill	150,332	150,332	23,224
Accumulated impairment loss	(557)	(115,169)	(17,792)
	149,775	35,163	5,432
Goodwill acquired during the year	—	1,804	279
Impairment losses	(114,612)	—	—
Balance at ending of the year
Goodwill	150,332	152,136	23,503
Accumulated impairment loss	(115,169)	(115,169)	(17,792)
	35,163	36,967	5,711

During the year ended February 28, 2021, the Group has one reporting unit: Four Seasons Education reporting unit, which was defined upon the contents of tutoring services provided, the production process and methods used to deliver service and operating system. The Group performed qualitative assessment for the reporting unit and considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

Based on the Group's assessment as of February 28, 2021, no impairment indicator was identified and the Group did not record impairment of goodwill for the year ended February 28, 2021.

7.	EQUITY METHOD INVESTMENTS

The investments as of February 29, 2020 and February 28, 2021were as follows:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Equity-method investments:
- Four seasons Online Education (Cayman) Inc. ("FSOL")	—	34,892	5,390
- Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	—	1,774	274
- Huashi Dongfang (See Note 3)	1,295	—	—
- Others	—	118	19
Total	1,295	36,784	5,683

The Group purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of FSOL in March and April 2020, respectively, with the total cash consideration of US$5,833 to acquire approximately 35.77% of FSOL. The Group accounted for the investment in FSOL under equity-method as the preferred shares were deemed in-substance common stocks and the Group has the ability to exert significant influence. The Group recognized investment loss of RMB2,857 in loss from equity method investments in fiscal year 2021.

The Group purchased 8.1% equity interest of Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing") in May 2020 with cash consideration of RMB3,000. The Group accounted for the investment in VIP Sing under equity-method as the Group has the ability to exert significant influence through the board seat held by the Group. The Group recognized investment loss of RMB1,226 in loss from equity method investments in fiscal year 2021.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Accrued employee payroll and welfare benefits	10,565	10,407	1,608
Payable for funding commitments (1)	25,000	45,000	6,952
Other taxes payable (2)	2,477	2,489	385
Professional service fee payable	3,562	3,043	470
Refund liabilities	23,179	16,208	2,504
Others	10,335	9,800	1,513
Total	75,118	86,947	13,432

(1)

As of February 29, 2020, and February 28, 2021, RMB25,000 and RMB45,000 (US$6,952) have been accrued as marketing expenses, respectively, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose. Detail commitment schedule refer to Note 15.

(2)	Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

9.      TREASURY SHARES

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. Under the repurchase plan, the Group had repurchased an aggregate of 970,788 ordinary shares on the open market for a total cash consideration of RMB27,899(US$4,310) during the year ended February 29, 2020, which were accounted for as the cost of the treasury shares.

10.	SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the year ended
	February 28, 2019	February 29, 2020	February 28, 2021
	RMB	RMB	RMB	USD
General and administrative expenses	30,159	28,784	26,822	4,143
Sales and marketing expenses	2,088	2,074	691	107
Total share-based compensation	32,247	30,858	27,513	4,250

In June 2015, The Company’s shareholders adopted a share incentive plan ("2015 Option Plan"). In March 2017, The Company’s shareholders adopted another share incentive plan ("2017 Option Plan"). The Company’s shareholders have authorized the issuance of up to 4,201,330 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the 2015 Option Plan and 2017 Option Plan.

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

On February 5, 2021, the Company granted 860,000 share options to our directors, executive officers and employees at the weighted average grant date fair value of RMB13.24 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted during the year ended February 29, 2020 and February 28, 2021 with reference to the closing price of the Company on the measurement dates.

	For the year ended
	February 29,	February 28,
	2020	2021
Average risk-free rate of interest	1.5%~2.0%	1.2%
Estimated volatility rate	43.7%~45.8%	53.0%
Dividend yield	0%	0%
Life of options	10 years	10 years

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

A summary of the aggregate option activity and information regarding options outstanding as of February 28, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(in 000s)	RMB	Years	RMB
Options outstanding on March 1, 2020	3,490	14.86	7.06	27,173
Granted	860	15.53	10.00
Forfeited	(45)	31.50	8.46
Expired	(215)	12.12	5.30
Exercised	—	—	—
Options outstanding on February 28, 2021	4,090	14.96	6.94	29,428
Options vested or expected to vest on February 28, 2021	4,090	14.96	6.94	29,428
Options exercisable on February 28, 2021	2,465	12.73	5.71	21,670

For years ended February 28, 2019, February 29, 2020 and February 28, 2021, the Group recognized share-based compensation expense of RMB32,247, RMB30,858 and RMB27,513(US$4,250), respectively. As of February 28, 2021, there was RMB19,675(US$3,040) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 2.78 years.

11.	INCOME TAXES

Income tax expenses consist of the following:

	For the year ended
	February 28, 2019	February 29, 2020	February 28, 2021
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	16,450	16,865	8,030	1,241
Deferred income tax expense:
PRC	(6,334)	(12,676)	(3,270)	(506)
Total income tax expense	10,116	4,189	4,760	735

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2019, February 29, 2020 and February 28, 2021.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the following exceptions.

According to the approval obtained from Tax Bureau during the year ended February 29, 2020, Shanghai Fuxi applied and was qualified as "Software Enterprise" and therefore it was entitled to the exemption from EIT for calendar year 2018. As a result, previously accrued income tax expenses of RMB6,118 were reversed in the year ended February 29, 2020. The statutory income tax rate of 25% was applied by Shanghai Fuxi from calendar year 2019. Certain entities within the Group are qualified as small low-profit enterprises. In accordance with Cai Shui [2019] No.13, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	3,578	4,440	686
Advertising expenses	2,982	3,019	466
Rental	2,744	2,701	417
Accrued expenses	6,748	12,048	1,861
Property and equipment, net	213	102	16
Allowance for doubtful accounts	244	244	38
Less: valuation allowance	(3,064)	(6,301)	(973)
Total deferred tax assets	13,445	16,253	2,511

Deferred tax liabilities:
Intangible assets	2,136	1,673	258
Total deferred tax liabilities	2,136	1,673	258

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. Movement of the valuation allowance is as follows:

	As of
	February 29, 2020	February 28, 2021
	RMB	RMB	USD
Balance at the beginning of the year	(1,599)	(3,064)	(473)
Provided	(1,465)	(3,733)	(577)
Written off	—	496	77
Balance at the end of the year	(3,064)	(6,301)	(973)

As of February 28, 2021 tax loss carry-forward amounted to RMB40,312(US$6,228), and would expire from calendar year 2022 to 2026, respectively. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB6,301(US$973) had been established as of February 28, 2021, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB115,139 as of February 28, 2019. As of February 29, 2020 and February 28, 2021, the Group's PRC subsidiaries and VIEs are in accumulated loss status.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2021.

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

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 28, 2019, February 29, 2020 and February 28, 2021 are as follows:

	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	95%	(36%)	(32%)
Effect of preferential tax rate	(32%)	6%	8%
Effect of different tax rate of subsidiary operation in other jurisdiction	23%	2%	(7%)
Effect of valuation allowance	5%	(1%)	(19%)
Effective tax rate	116%	(4%)	(25%)

12.	LOSS PER SHARE

Net loss per share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 28, 2019, February 29, 2020 and February 28, 2021:

	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021
	RMB	RMB	RMB	USD
Net loss attributable to ordinary shareholders-basic and diluted	(601)	(109,493)	(28,196)	(4,355)
Weighted average number of ordinary shares outstanding-basic and diluted	24,053,492	23,668,916	23,131,195	23,131,195
Basic and diluted -net loss per share	(0.02)	(4.63)	(1.22)	(0.19)

As of February 28, 2019, February 29, 2020, and February 28, 2021, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021
Share options	3,400,559	3,490,109	4,090,109

13.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Four Seasons Online Education (Cayman) Inc. ("FSOL")	Equity method investee of the Group
Shanghai Fuxi Network Co., Ltd. ("Fuxi Network")	Equity method investee of the Group
Shanghai Jiaxin Travel Agency ("Jiaxin Travel")	Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Zhendou Technology Co., Ltd. ("Zhendou")	Equity method investee of the Group
Shanghai Jing'an Four Seasons Bridge Club ("Bridge Club")	Equity method investee of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of VIE's subsidiary
Ju Yiming, Liu Wei, Shen Yalin, and Song Ping	Non-controlling interest shareholders of VIE's subsidiaries

The Group entered into the following transactions with its related parties:

	For the year ended
	February 28	February 29	February 28
	2019	2020	2021
	RMB	RMB	RMB	USD
Services provided to related parties
Fuxi Network	225	3,436	2,476	383
Zhendou	53	—	—	—
Total	278	3,436	2,476	383
Purchases of services provided by related parties
Fuxi Network	—	1,702	3,525	545
Zhendou	—	—	24	4
Bridge Club	—	—	222	34
Jiaxin Travel	610	—	—	—
Total	610	1,702	3,771	583
Lease expense to Huangshan Culture (1)	—	53	108	17
Total	—	53	108	17

(1)

In September 2019, the Group entered into two lease contracts with Huangshan Culture Investment Group Co., Ltd., non-controlling interest shareholder of Huangshan Four Seasons Research and Learning Education Development Co., Ltd. The Group recognized an operating lease right-of-use asset of RMB258 and RMB189(US$29), and operating lease liability of RMB207 and RMB141(US$22) as of February 29, 2020 and February 28, 2021, respectively. The operating lease expenses was RMB53 and RMB108(US$17) for the year ended February 29, 2020 and February 28, 2021, respectively.

The following tables present amounts due from and to related parties as of February 29, 2020 and February 28, 2021:

	As of February 29 or 28,
	2020	2021
	RMB	RMB	USD
Amounts due to related parties
Non-controlling interest shareholders of VIE's subsidiaries (1)	1,290	1,390	215
Others	33	105	16
Total	1,323	1,495	231

(1)	The amount represents the loan borrowed from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.
14.	LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 29, 2020 and February 28, 2021, the Group had no leases were classified as a financing lease. Total operating lease expenses for the years ended February 29, 2020 and February 28, 2021 were RMB67,465 and RMB56,081(US$8,664), respectively, and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the years ended February 29, 2020 and February 28, 2021 were RMB515 and RMB708(US$109), respectively and was recorded in the consolidated statements of operations. Cash payments against operating lease liabilities were RMB60,206 and RMB59,547(US$9,199) for the years ended February 29, 2020 and February 28, 2021, respectively. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for February 29, 2020 and February 28, 2021 were RMB16,412 and RMB51,434(US$7,946). As of February 28, 2021, the Group did not have additional operating leases that have not yet commenced.

Weighted-average remaining lease terms and discount rates are as follows:

	As of February 29 or 28,
	2020	2021
Weighted average remaining lease term (years)	4.5	3.6
Weighted average discount rate	5.5%	5.5%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2022	55,525	8,578
2023	48,431	7,482
2024	26,442	4,085
2025	15,115	2,335
2026	10,529	1,627
Thereafter	8,339	1,288
Total minimum lease payments	164,381	25,395
Less: amount representing interest	(19,564)	(3,022)
Present value of minimum lease payments	144,817	22,373

15.	COMMITMENTS AND CONTINGENCIES

Funding Commitments

The Group entered into an agreement with East China Normal University Education Development Foundation (“Fund”) in 2016 to provide a funding commitment of RMB100,000 to set up a special fund for mathematics education studies purpose. The funding is to be provided in five tranches in a five-year period. The Group recognizes the funding commitment as marketing expenses on a straight-line basis over the five years and the amount accrued as of February 28, 2021 was RMB45,000(US$6,952).The first, second and third tranches of RMB10,000, RMB15,000 and RMB20,000 were paid in April, December 2017 and April 2019, respectively. The Group paid the fourth tranche of RMB10,000 in March, 2021, and the remaining of RMB45,000 has not been settled as of the date of this annual report.

Contingencies regarding lack of certain required permits and licenses

Certain learning centers do not possess required fire permits, educational permits or business licenses. The Group is in the process of obtaining the required permits and licenses, and do not believe any fines or penalties due to such noncompliance is probable as of February 28, 2021, neither can the amount or range of potential unfavorable outcomes be reasonably estimated.

16.	SEGMENT INFORMATION

The Group's chief operating decision maker, comprised of the Chairman and CEO, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenue for the years ended February 28, 2019, February 29, 2020 and February 28, 2021 were generated from the PRC. As of February 29, 2020 and February 28, 2021, substantially all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB16,799, RMB18,823 and RMB12,148(US$1,877) for the years ended February 28, 2019, February 29, 2020, and February 28, 2021 respectively. The Company enjoyed temporary exemption form mandated defined contribution plan in fiscal year 2021 of RMB4,213(US$651) due to COVID-19.

18.	RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIE. As of February 28, 2019, February 29, 2020 and February 28, 2021, the total of restricted net assets were RMB81,539, RMB92,363 and RMB101,402 (US$15,665), respectively.

19.	SUBSEQUENT EVENT

The Group entered into an agreement with FSOL, pursuant to which FSOL would transfer its online education service operations to the Group in May 2021 for no consideration.