Form 20-F
period 2022-02-28
Four Seasons Education (Cayman) Inc.
filed 2022-06-30
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2022.

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

Room 1301, Zi'an Building

309 Yuyuan Road, Jing'an District

Shanghai 200040

People’s Republic of China

(Address of principal executive offices)

Yi Zuo, Chief Executive Officer

Tel: +86 21 6205-0619
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

21,238,806 ordinary shares, par value US$0.0001 per share, as of February 28, 2022

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
•
“variable interest entities” or “VIEs” refers to Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as we have effective control over, and are the primary beneficiary of this company; and “affiliated entities” refer to our VIEs, the VIEs’ branches and direct and indirect subsidiaries, and the VIEs’ affiliated entities that registered as private non-enterprise institutions under the PRC laws;
•
“gross billings” refer to the total amount of cash received for the sale of courses in a specific period, net of the total amount of refunds in such period but inclusive of sales tax and value-added tax, or VAT;
•
“K-12” refers to the three years before the first grade through the last year of high school;
•
“K9 Academic AST Services” refers to the offering of academic subjects to students from kindergarten through grade nine;
•
“learning center” refers to the physical establishment of a learning facility at a specific geographic location, directly owned and operated by one of our VIEs or their affiliated entities;
•
“study camp” refers to our planned physical establishment of a facility catering for certain immersive enrichment activities at a specific geographic location open to group or individual learners at all age;
•
“the 2020 fiscal year” refers to the fiscal year ended February 29, 2020, “the 2021 fiscal year” refers to the fiscal year ended February 28, 2021 and “the 2022 fiscal year” refers to the fiscal year ended February 28, 2022;
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

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28, 2021 and 2022 and our audited consolidated statements of operations, statements of comprehensive loss, statements of cash flows and statements of changes in shareholders’ equity for the years ended February 28 or 29, 2020, 2021 and 2022.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and our VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.3084 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 28, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•
government policies and regulations relating to our industry;
•
our goals and strategies;
•
our ability to maintain and increase our learner enrollment;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

Four Seasons Education (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. Accordingly, we conduct our operations in the PRC principally through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entities. We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi. Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to Four Seasons Education (Cayman) Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ affiliate entities. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

The contractual arrangements, as described in more detail below, collectively allow us to:

•
exercise effective control over each of our VIE and its affiliated entities;
•
receive substantially all of the economic benefits of each VIE; and
•
have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIEs when and to the extent permitted by PRC laws.

As a result of the contractual arrangements, we are the primary beneficiary of our VIEs and its affiliated entities, and, therefore, have consolidated the financial results of our VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC counsel:

•
the ownership structure of Shanghai Fuxi and the VIEs does not violate applicable PRC laws and regulations currently in effect; and
•
the contractual arrangements between Shanghai Fuxi, the VIEs and their respective shareholders governed by PRC law currently are valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains unclear, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. Additionally, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for Private Education Law, which took effective on September 1, 2021. The Amended Implementation Rules for Private Education Law stipulates that related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with the VIEs. Please see “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

A series of contractual agreements, including exclusive business service agreements, exclusive call option agreement, equity pledge agreement, shareholder voting rights proxy agreement and irrevocable power of attorney, and spousal consent letter by and among our PRC subsidiary, VIEs and their respective shareholders. These contractual agreements include:

Exclusive Service Agreement

Pursuant to the exclusive service agreement, Shanghai Fuxi has the exclusive right to provide or designate any third party to provide technical services and management and consulting services to the VIE and its affiliated entities. In exchange, the VIE and its affiliated entities pay annual service fees to Shanghai Fuxi in an amount at Shanghai Fuxi’s discretion. Without the prior written consent of Shanghai Fuxi, the VIE and its affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. Shanghai Fuxi owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance. Unless otherwise required by applicable PRC laws, the VIE and its affiliated entities do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholder of our VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIE to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of its equity interests in the VIEs to Shanghai Fuxi, to respectively guarantee the performance of the VIEs of its obligations under the relevant contractual agreements. Should the VIEs or its shareholder breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholder of the VIEs shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIEs has fully performed all of its obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai

Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice, the equity interest pledge agreement will continue to remain in effect.

The shareholder of the Shanghai Four Seasons Education and Training Co., Ltd. has registered the equity pledge in favor of Shanghai Fuxi with the local counterpart of the State Administration for Industry and Commerce in accordance with PRC laws and regulations.

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholder of the VIEs have each executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIEs. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholder of the VIEs. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of certain shareholders of our VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and our VIEs. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs in our consolidated financial statements.

The following diagram sets out details of our significant subsidiaries and VIEs as of this annual report:

Four Seasons Education (Cayman) Inc.
100%
Four Seasons Education (Hong Kong) Limited
Outside China
Inside China
100%
Shanghai Fuxi Information Technology Service Co., Ltd.
Peiqing Tian
100%
Shanghai Four Seasons Education and Training Co., Ltd
41 companies
Peiqing Tian
Suhua Zhu
70%
30%
Shanghai Four Seasons Education Investment Management Co., Ltd.
2 companies

→ Direct ownership

⇢ Contractual arrangements. See "Corporate History and Structure – Contractual Arrangements with Our VIEs and Their Respective Shareholders"

(1) Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Furthermore, if our VIEs, their affiliated entities and the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIEs and their affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2020, 2021 and 2022 fiscal years, all of our revenue was derived from the operations of our VIEs and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi, our VIEs and VIEs’ consolidated entities. In the 2022 fiscal year, Shanghai Fuxi received service fees of RMB20.8 million (US$3.3 million) from our VIEs and VIEs’ subsidiaries and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our PRC subsidiary may receive service fees from our VIEs or make distributions to us in the future.

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. ”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations” and “If we fail to obtain and maintain the licenses and approvals as well as registrations and filings required under the uncertain regulatory environment for online education in China, our business, financial condition and results of operations may be materially and adversely affected,” based on the advice of our PRC counsel, we believe our PRC subsidiaries and VIEs have obtained the most of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations of our PRC subsidiaries and the VIEs in China, including, among others, the Permit for Operating a Private School, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, and the Permit for Operating Publications Business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. ”

Cash and Asset Flows through Our Organization

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Four Seasons Education (Cayman) Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Four Seasons Education (Cayman) Inc. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

Under PRC laws, Four Seasons Education (Cayman) Inc. may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.

For the details of the financial position, cash flows and results of operation of the VIEs, please refer to the “Item 3. Key information-Financial Information Related to the VIEs. ”

Our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure”, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

We currently do not have cash management policies in place that dictate how funds are transferred between Four Seasons Education (Cayman) Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	-25.0%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	7.5%
Net distribution to Parent/Shareholders	67.5%

Note:

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as cost and expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)
Certain of our subsidiaries and VIEs qualify for a preferential income tax rate which is lower than the statutory rate of 25% in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Condensed Consolidating Schedule

The following table presents the condensed consolidating schedule of financial position, results of operations and cash flows for the consolidated affiliated entities and other entities as of the dates presented.

In these tables, “Four Seasons” refers to Four Seasons Education (Cayman) Inc. (“Four Seasons”), the New York Stock Exchange listed company which is a Cayman exempted company. “VIEs” refers to Shanghai Four Seasons Education and Training Co., Ltd. (“Shanghai Four Seasons”) and Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”) and their subsidiaries. “WFOEs” refers to Four Seasons’ wholly-owned Chinese subsidiaries, Shanghai Fuxi.

	For the Year Ended February 29, 2020
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	42,336	—	389,049	(42,336)	389,049
Cost of revenue	—	—	—	(200,933)	—	(200,933)
Operating expenses(1)	(5,193)	(22,501)	(2,217)	(331,578)	42,336	(319,153)
Operating (loss) income	(5,193)	19,835	(2,217)	(143,462)	—	(131,037)
Subsidy income	—	29	—	9,543	—	9,572
Interest income, net	2,172	1,532	1,464	61	—	5,229
Other (expenses) income, net	11,540	1,407	(12)	(1,855)	—	11,080
(Loss) Income before income taxes and loss from equity method investments	8,519	22,803	(765)	(135,713)	—	(105,156)
Income tax expense	(232)	(580)	—	(3,377)	—	(4,189)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(117,780)	—	—	—	117,780	—
Loss from equity method investment	—	—	—	(224)	—	(224)
Net (loss) income	(109,493)	22,223	(765)	(139,314)	117,780	(109,569)
Net loss attributable to noncontrolling interest	—	—	—	(76)	—	(76)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(109,493)	22,223	(765)	(139,238)	117,780	(109,493)

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	18,353	—	280,282	(18,353)	280,282
Cost of revenue	—	—	—	(168,832)	—	(168,832)
Operating expenses(1)	(5,676)	(14,706)	(2,441)	(143,455)	18,353	(147,925)
Operating (loss) income	(5,676)	3,647	(2,441)	(32,005)	—	(36,475)
Subsidy income	—	78	95	11,725	—	11,898
Interest income, net	109	1,399	456	1,439	—	3,403
Other (expenses) income, net	2,546	(2,237)	3	1,588	—	1,900
(Loss) Income before income taxes and loss from equity method investments	(3,021)	2,887	(1,887)	(17,253)	—	(19,274)
Income tax (expense) benefit	—	873	—	(5,633)	—	(4,760)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(22,319)	—	—	—	22,319	—
Loss from equity method investment	(2,856)	—	—	(996)	—	(3,852)
Net (loss) income	(28,196)	3,760	(1,887)	(23,882)	22,319	(27,886)
Net income attributable to noncontrolling interest	—	—	—	310	—	310
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(28,196)	3,760	(1,887)	(24,192)	22,319	(28,196)

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	17,171	—	250,223	(17,171)	250,223
Cost of revenue	—	—	—	(149,615)	—	(149,615)
Operating expenses(1)	(4,373)	(13,289)	(2,104)	(164,227)	17,171	(166,822)
Operating (loss) income	(4,373)	3,882	(2,104)	(63,619)	—	(66,214)
Subsidy income	—	63	—	2,235	—	2,298
Interest income, net	—	1,743	191	1,296	—	3,230
Other (expenses) income, net	(730)	(1,138)	4	(1,637)	—	(3,501)
Gain from disposal of liabilities and a subsidiary	—	—	—	4,048	—	4,048
(Loss) Income before income taxes and loss from equity method investments	(5,103)	4,550	(1,909)	(57,677)	—	(60,139)
Income tax (expense) benefit	—	(422)	—	(21,421)	—	(21,843)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(73,487)	—	—	—	73,487	—
Loss from equity method investment	(34,872)	—	—	(1,878)	—	(36,750)
Net (loss) income	(113,462)	4,128	(1,909)	(80,976)	73,487	(118,732)
Net loss attributable to noncontrolling interest	—	—	—	(5,270)	—	(5,270)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(113,462)	4,128	(1,909)	(75,706)	73,487	(113,462)

(1)
The eliminations are mainly related to the service fees charged by WFOEs to VIEs.
(2)
The eliminations are mainly related to the investment loss picked up from subsidiaries, VIEs and VIEs' subsidiaries.

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	For the Year Ended February 29, 2020
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	166,606	88,015	60,085	89,946	—	404,652
Restricted cash	—	—	—	37,703	—	37,703
Short-term investments	—	—	—	10,000	—	10,000
Long-term investments under fair value - current	181,821	—	—	—	—	181,821
Amounts due from Four Seasons group companies(1)	—	19,325	—	3,996	(23,321)	—
Investments in subsidiaries and consolidated VIEs(2)	179,202	—	39,700	—	(218,902)	—
Long-term investments, net	104,414	—	—	1,295	—	105,709
Other assets	1,047	16,175	8,996	271,513	—	297,731
Total assets	633,090	123,515	108,781	414,453	(242,223)	1,037,616
Accrued expenses and other current liabilities	2,340	2,502	232	70,044	—	75,118
Amounts due to Four Seasons group companies(1)	—	—	3,996	19,325	(23,321)	—
Other liabilities	—	16,709	276	270,561	—	287,546
Total liabilities	2,340	19,211	4,504	359,930	(23,321)	362,664
Total equity (deficit)	630,750	104,304	104,277	54,523	(218,902)	674,952

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	116,503	100,086	55,573	106,196	—	378,358
Restricted cash	—	—	—	10,855	—	10,855
Short-term investments	—	—	—	31,000	—	31,000
Long-term investments under fair value - current	96,558	—	—	—	—	96,558
Amounts due from Four Seasons group companies(1)	—	12,203	5,652	6,804	(24,659)	—
Investments in subsidiaries and consolidated VIEs(2)	177,368	300	39,700	—	(217,368)	—
Long-term investments, net	198,195	—	—	1,892	—	200,087
Other assets	1,587	14,698	4,224	229,826	—	250,335
Total assets	590,211	127,287	105,149	386,573	(242,027)	967,193
Accrued expenses and other current liabilities	1,524	2,063	623	82,737	—	86,947
Amounts due to Four Seasons group companies(1)	—	124	6,680	17,855	(24,659)	—
Other liabilities	—	15,853	161	217,844	—	233,858
Total liabilities	1,524	18,040	7,464	318,436	(24,659)	320,805
Total equity (deficit)	588,687	109,247	97,685	68,137	(217,368)	646,388

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	179,086	19,466	8,441	55,436	—	262,429
Restricted cash	—	—	—	10,273	—	10,273
Short-term investments	—	45,289	44,255	—	—	89,544
Long-term investments under fair value - current	156,459	—	—	—	—	156,459
Amounts due from Four Seasons group companies(1)	—	41,184	16,381	—	(57,565)	—
Investments in subsidiaries and consolidated VIEs(2)	110,569	2,300	39,700	—	(152,569)	—
Long-term investments, net	—	13,500	—	500	—	14,000
Other assets	907	4,521	4,714	59,686	—	69,828
Total assets	447,021	126,260	113,491	125,895	(210,134)	602,533
Accrued expenses and other current liabilities	1,080	2,400	360	64,449	—	68,289
Amounts due to Four Seasons group companies(1)	—	7,925	15,888	33,752	(57,565)	—
Other liabilities	—	2,767	766	28,217	—	31,750
Total liabilities	1,080	13,092	17,014	126,418	(57,565)	100,039
Total equity (deficit)	445,941	113,168	96,477	(523)	(152,569)	502,494

(1)
The eliminations are mainly related to the unpaid balance of service fees between WFOEs and VIEs and other interest-free advances from/to the VIEs.
(2)
The eliminations are mainly related to the investments in subsidiaries, VIEs and VIEs' subsidiaries.

	For the Year Ended February 29, 2020
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(4,084)	33,890	(2,389)	54,778	—	82,195
Net cash provided by (used in) investing activities(1)	3,313	(384)	—	(29,206)	(72,469)	(98,746)
Net cash (used in) provided by financing activities(1)	(27,141)	—	—	(71,745)	72,469	(26,417)
Effect of exchange rate changes	7,630	1,418	4,240	800	—	14,088
Net (decrease) increase in cash, cash equivalents and restricted cash	(20,282)	34,924	1,851	(45,373)	—	(28,880)
Cash, cash equivalents and restricted cash at beginning of the year	186,888	53,091	58,234	173,022	—	471,235
Cash, cash equivalents and restricted cash at end of the year	166,606	88,015	60,085	127,649	—	442,355

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(6,417)	(6,185)	(27)	43,753	—	31,124
Net cash (used in) provided by investing activities(1)	(33,891)	19,645	—	(33,758)	(20,000)	(68,004)
Net cash (used in) provided by financing activities(1)	—	—	—	(19,802)	20,000	198
Effect of exchange rate changes	(9,795)	(1,389)	(4,485)	(791)	—	(16,460)
Net (decrease) increase in cash, cash equivalents and restricted cash	(50,103)	12,071	(4,512)	(10,598)	—	(53,142)
Cash, cash equivalents and restricted cash at beginning of the year	166,606	88,015	60,085	127,649	—	442,355
Cash, cash equivalents and restricted cash at end of the year	116,503	100,086	55,573	117,051	—	389,213

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOEs	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in by operating activities	(2,826)	(17,884)	(214)	(70,397)	—	(91,321)
Net cash provided by (used in) investing activities(1)	97,136	(62,736)	(46,918)	(2,294)	19,109	4,297
Net cash (used in) provided by financing activities(1)	(27,795)	—	—	21,349	(19,109)	(25,555)
Effect of exchange rate changes	(3,932)	—	—	—	—	(3,932)
Net increase (decrease) in cash, cash equivalents and restricted cash	62,583	(80,620)	(47,132)	(51,342)	—	(116,511)
Cash, cash equivalents and restricted cash at beginning of the year	116,503	100,086	55,573	117,051	—	389,213
Cash, cash equivalents and restricted cash at end of the year	179,086	19,466	8,441	65,709	—	272,702

(1)
The eliminations are mainly related to working capital from Four Seasons to its subsidiaries and the VIEs.

A. [Reserved]

A. Selected Financial Data

The following selected consolidated statements of operations data for the years ended February 28 or 29, 2020, 2021 and 2022 and selected consolidated balance sheet data as of February 28, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended February 28, 2018 and 2019 and our consolidated balance sheet data as of February 28 or 29, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended February 28 or 29
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue	300,533	335,643	389,049	280,282	250,223	39,665
Cost of revenue	(109,444)	(171,822)	(200,933)	(168,832)	(149,615)	(23,717)
Gross profit	191,089	163,821	188,116	111,450	100,608	15,948
Operating expenses
General and administrative expenses	(92,932)	(128,349)	(139,370)	(116,972)	(85,298)	(13,521)
Sales and marketing expenses	(36,565)	(33,783)	(34,367)	(30,953)	(22,045)	(3,495)
Lease termination loss	—	—	—	—	(7,046)	(1,116)
Impairment loss on intangible assets and goodwill	—	(557)	(145,416)	—	(44,562)	(7,064)
Impairment loss on other long-lived assets	—	—	—	—	(7,871)	(1,248)
Operating income (loss)	61,592	1,132	(131,037)	(36,475)	(66,214)	(10,496)
Subsidy income	2,432	4,150	9,572	11,898	2,298	364
Gain from disposal of liabilities and a subsidiary					4,048	642
Interest income, net	5,546	6,756	5,229	3,403	3,230	512
Other income (expenses), net	(1,302)	(3,311)	11,080	1,900	(3,501)	(555)
Income(loss) before income taxes and loss from equity method investments	68,268	8,727	(105,156)	(19,274)	(60,139)	(9,533)
Income tax expense	(26,424)	(10,116)	(4,189)	(4,760)	(21,843)	(3,463)
Loss from equity method investments	—	(81)	(224)	(3,852)	(36,750)	(5,826)
Net income (loss)	41,844	(1,470)	(109,569)	(27,886)	(118,732)	(18,822)
Net (loss) attributable to non-controlling interests	(2,529)	(869)	(76)	310	(5,270)	(835)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	44,373	(601)	(109,493)	(28,196)	(113,462)	(17,987)
Net income (loss) per ordinary share:
Basic	2.15	(0.02)	(4.63)	(1.22)	(5.04)	(0.80)
Diluted	1.98	(0.02)	(4.63)	(1.22)	(5.04)	(0.80)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	17,057,056	24,053,492	23,668,916	23,131,195	22,491,122	22,491,122
Diluted	18,524,644	24,053,492	23,668,916	23,131,195	22,491,122	22,491,122
Net income (loss)	41,844	(1,470)	(109,569)	(27,886)	(118,732)	(18,822)
Foreign currency translation adjustments	(34,771)	29,916	24,484	(39,380)	(9,479)	(1,503)
Comprehensive income (loss)	7,073	28,446	(85,085)	(67,266)	(128,211)	(20,325)
Less: Comprehensive (loss) income attributable to non-controlling interests	(2,529)	(869)	(76)	310	(5,270)	(835)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	9,602	29,315	(85,009)	(67,576)	(122,941)	(19,490)

	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data(1):
Cash and cash equivalents	583,424	439,580	404,652	378,358	262,429	41,600
Total current assets	595,025	495,742	616,218	516,842	525,982	83,378
Total assets	792,282	932,054	1,037,616	967,193	602,533	95,513
Total current liabilities	134,334	164,220	213,018	226,988	93,571	14,833
Total liabilities	134,334	175,123	362,664	320,805	100,039	15,858
Total equity	657,948	756,931	674,952	646,388	502,494	79,655

(1)
On March 1, 2019, we adopted Topic 842 on accounting for leases using the modified retrospective transition approach. The adoption has a material impact on the consolidated balance sheet for the year ended February 28 or 29, 2020, 2021 and 2022, without adjusting the comparative periods presented.

Non-GAAP Measures

We use adjusted net income (loss), a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income (loss) represents net income (loss) before the impact of (i) share-based compensation expenses; (ii) fair value change of investments, excluding foreign currency translation adjustment; (iii) impairment loss on intangible assets and goodwill (net of tax effect) and (vi) impairment loss on long-lived assets. We believe that adjusted net income (loss) helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income (loss).

For the year ended February 28, 2022, we incurred impairment loss on long-lived assets related to the business restructuring. We began to apply impairment loss on long-lived assets (net of tax effect) as adjustment item for non-GAAP financial measures, and retrospectively adjusted comparative periods to conform current policy.

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

The table below sets forth a reconciliation of our net loss to adjusted net income (loss) for the periods indicated:

	For the Year Ended February 28 or 29
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(109,569)	(27,886)	(118,732)	(18,822)
Add: share-based compensation expenses (net of tax effect of nil)	30,859	27,513	9,002	1,427
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(11,134)	(2,148)	(1,106)	(175)
Add: impairment loss on intangible assets and goodwill (net of tax effect 7,701, nil and nil for the years ended February 29, 2020, February 28, 2021 and February 28, 2022, respectively)	137,715	—	44,562	7,064
Add: impairment loss on long-lived assets (net of tax effect of nil)	764	—	7,871	1,248
Adjusted net income (loss) (non-GAAP)	48,635	(2,521)	(58,403)	(9,258)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Set forth below is only a summary of the principal risks associated with an investment in our shares. See below under this “Item 3. Key Information—D. Risk Factors” for a detailed discussion of the numerous risks and uncertainties to which the Company is subject.

Risks Related to Our Business

•
If we are not able to develop new types of learning products or services under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.
•
Failure to successfully design and execute our growth strategies may materially and adversely affect our business and prospects.
•
The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.
•
We may not be able to improve our current business to meet the demand of learners, customers and educational institutions on a timely basis and in a cost-effective manner. If the level of satisfaction of our learners, customers and educational institutions with our services declines, they may decide to withdraw from our programs and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.
•
Any damage to our brand or the reputation of any of our learning centers or study camps may adversely affect our overall business, prospects, results of operations and financial condition.

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry. In particular, our compliance with the Double Alleviating Opinions and the implementation measures issued by the relevant PRC government authorities has had, and could have further, material adverse effect on us.
•
Our business could be disrupted if we lose the services of members of our senior management team.
•
We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.
•
We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our enrichment services and products.
•
Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.
•
If we fail to integrate or negotiate successfully any future acquisitions, our business and operating results could be materially and adversely affected.
•
If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.

•
Some of our schools are restricted in their ability to distribute profits to their sponsors. The service arrangements between Shanghai Fuxi and our private schools may be regarded as circumventing this restriction.

Risks Related to Our Corporate Structure

•
Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.
•
Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.
•
We rely on contractual arrangements with our VIEs and their respective shareholders and relevant affiliated entities in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.
•
Contractual arrangements between our VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.
•
If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in the PRC

•
Changes in PRC economy, or economic and political conditions or government policies in China, could have a material adverse effect on our business, financial conditions and results of operations.
•
Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
•
The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
•
Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
•
If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.
•
The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.
•
The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

Risks Related to our Ordinary Shares and ADSs

•
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
•
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline

Risks Related to Our Business

If we are not able to develop new types of learning products or services under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.

The success of our business in the future depends primarily on our ability to develop new types of learning products or services to meet market needs while in compliance with the then effective regulatory policies in China. This will depend on several factors, including our ability to respond to changes in regulatory policies, market trends and demands, effectively market our services or solutions to a broader base of prospective learners and customers, develop additional high-quality learning content and technology solutions, maintain consistent and high teaching quality and respond effectively to competitive pressures. If we are unable to successfully attract prospective learners and customers with new types of learning products or services in a timely or cost-effective manner or if we are not able to continue to attract learners and customers to purchase our existing products or services and to increase the spending, there is no guarantee that our revenues may resume or maintain growth in the future, which may have a material adverse effect on our business, financial condition and results of operations.

We also engage in new initiatives from time to time to expand our offerings or market reach. We may devote significant resources to our new initiatives, but fail to achieve expected results from such new initiatives. However, some of those new initiatives may be easily replicable by our competitors in a short timeframe, which may render our efforts less valuable. In addition, if such new initiatives are not well accepted by market, the reputation of our other offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected. In addition, some of these new initiatives have not generated significant or any profit to date. We have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings

If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities, and each learning center shall obtain a fire safety permit before applying for an educational permit.

If the government authorities determine that our K9 Academic AST Services, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

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

The COVID-19 pandemic has created unique industry-wide challenges. In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings and postponed resumption of business operations. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China, including Shanghai, due to the Delta and Omicron variants. As a result, similar emergency measures have been implemented to contain further spread of COVID-19. In such unusual circumstances, our offline business has been significantly affected due to the temporary closure of our schools and learning centers from time to time as mandatorily required by the government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects during the temporary closure, and are currently using online courses as a supplement to our offline programs, we cannot guarantee that our online courses can satisfy all our learners and customers or attract new learners and customers, nor be as effective as our offline courses.

In addition, we have taken a series of measures in response to the outbreak to protect our employees, learners and customers and teachers in reopened learning centers, including, among others, temporary closure of our offices, remote working arrangements and procurement of masks, hand sanitizers and other protective equipment for our employees, which reduced the capacity and efficiency of our operations and increased our operating expenses. Our business operation could also be disrupted if any of our employees are suspected of having contracted COVID-19, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition. We cannot assure you that the COVID-19 pandemic can be eliminated completely. Moreover, more waves or a similar outbreak may occur, which could materially and adversely affect our business, financial condition, and results of operations.

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

Currently we have one school that has entered into service agreements with Shanghai Fuxi. The sponsor of this school has not elected to require reasonable returns. According to the relevant service agreements between this schools and Shanghai Fuxi, a significant portion of any profits earned by this school will be paid to Shanghai Fuxi as service fees. As advised by Fangda Partners, our PRC counsel, our right to receive the service fees from our schools under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations, and therefore does not contravene any PRC laws and regulations. However, if the relevant PRC government authorities take a different view, for example, if the local authorities view some of these schools as non-profit schools and such service fees as “operating profits” taken by the sponsors, the authorities may find these private schools and their respective sponsors in violation of PRC laws and regulations. The authorities may seek to confiscate any or all of the service fees that have been paid by these schools to Shanghai Fuxi, or even revoke the educational permits of these schools, which may materially and adversely affect our business and financial results.

Failure to successfully design and execute our growth strategies may materially and adversely affect our business and prospects.

It is paramount that we properly design our growth strategies amidst the current regulatory policies and competitive environment. Our current growth strategies include continuing to enhance services with better experience and wider offerings, enhancing technology and content solution business, and further investment to strengthen our fundamental capabilities. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•
we may fail to promote our current business in existing markets or identify, or market our current business in new markets with sufficient growth potential;
•
we may fail to obtain the requisite licenses and permits necessary to operate our business at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;
•
we may not be able to further expand our existing content library or learning technology and content solutions;
•
we may not be able to retain core talents that are critical to our business;
•
we may fail to maintain our competitive advantages in the market;
•
we may not be able to expand the scale of our current business in a cost-effective and timely manner;
•
we may not be able to replicate our successful growth model in Shanghai in other geographic markets; and
•
we may not be able to successfully identify new business opportunities, if any, or successfully cooperate with our local business partners or integrate acquired businesses with our current service offerings and achieve anticipated synergies.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry. In particular, our compliance with the Double Alleviating Opinions and the implementation measures issued by the relevant PRC government authorities has had, and could have further, material adverse effect on us.

The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties. Prior to the end of December 2021, we primarily operate the K-12 Academic AST Services in China. In July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Double Alleviating Opinions, which contains high-level policy directives in terms of the requirements and restrictions on after-school tutoring institutions, including, among other things, (i) no new approvals shall be granted to AST Institutions providing tutoring service related to academic subjects in compulsory education stage, or Academic AST Institutions; (ii) existing Academic AST Institutions are required to convert themselves into non-profit institutions and foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listing or raising capital from capital markets to invest in or acquiring Academic AST Institutions is prohibited; (iv) listed companies are prohibited from investing in Academic AST institution or purchase Academic AST Institutions’ assets by means of issuance of shares or by cash; (v) for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions; and (vi) other compliance requirements for the operation of after-school tutoring institutions, including without limitation that after-school tutoring institutions shall not provide tutoring services during national holidays, weekends and school breaks, and requirements on risk management and control over the pre-collection of fees by after-school tutoring institutions. On August 24, 2021, Shanghai Municipal Education Commission promulgated the Implementation Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage, which reiterates the requirements and restrictions under the Double Alleviating Opinions and provides several implementation rules applicable to AST Institutions in Shanghai.

The after-school training institutions also provides that administration over academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the after-school training institutions, however, it remains uncertain as to how and to what extent such implementation by reference will be. Therefore, we cannot assure you that we would not be required to take further actions regarding our high school academic tutoring services to comply with the after-school training institutions and its implementation measures. Further, the Ministry of Education of the PRC, or the MOE, together with other government authorities, issued several implementation regulations and rules, including without limitation, a circular requiring all Academic AST Institutions providing K9 Academic AST Services to complete registration as non-profit by the end of 2021 and a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021.

We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the after-school training institutions and its implementation measures. In compliance with the Double Alleviating Opinions and applicable rules, regulations and measures, we ceased offering K9 Academic AST Services in mainland China by the end of December 2021. Such cessation has had a significant negative impact on our financial performance for the fiscal year ended February 28, 2022 since revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues prior to our cessation of such business, and is expected to have a significant negative impact on our financial performance for the fiscal year ending February 28, 2023 and subsequent periods, compared with that of previous years. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations or incur material costs and expenses to comply with such applicable laws, regulations and policies, in which case our business, financial condition and results of operations could be materially and adversely affected further. We also cannot assure you that there will not be any new rules or regulations in China on the business we currently operate, or such new rules and regulations will not subject our business operations to further adjustments and in the event of such changes, our business operations may be adversely impacted.

We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our enrichment services and products.

Our faculty is critical to maintaining the quality of our enrichment services and products and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ all of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in learner demands and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our business development while maintaining consistently high teaching quality in the different markets we serve. In addition, PRC laws and regulations require teachers to have requisite licenses and qualifications if they teach academic or non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications, and the cancellation and delay of teacher license examinations and other qualifications examinations in recent years due to COVID-19. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses or relevant qualifications on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. A shortage of qualified teachers or a decline in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve our current business to meet the demand of learners, customers and educational institutions on a timely basis and in a cost-effective manner. If the level of satisfaction of our learners, customers and educational institutions with our services declines, they may decide to withdraw from our programs and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

We constantly update and improve our learning services as well as learning technology and content solutions to meet market demand for learners, customers and educational institutions. Since we launched certain of our current business relatively recently, such as enrichment learning, we cannot assure you that such business will turn out to be successful in the long term.

We have been improving and will continue to improve our service quality and content quality of our current business to better serve the interests of our existing learners, customers and educational institutions. However, improvements of service and content quality and upgrades of our services and solutions may involve significant costs and we cannot guarantee that the improved services or solutions will meet the demand of learners, customers and educational institutions more precisely, or at all. Launching new business may also require us to invest in learning content and technology development, train new teachers or re-train existing ones, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the new business we launched, and may need to modify our systems and strategies. If we are not able to continue to improve our current business or not able to do so in a cost-effective manner to meet their demand, our results of operations and financial performance may suffer as a result.

The success of our business largely depends on our ability to deliver a satisfactory learning experience. For instance, our enrichment learning services may fail to arouse or maintain a learner’s interests in the subject, fail to improve a learner’s capacity and a learner may perform below expectations even after using our services, or fail to continually update and enhance our learning materials and teaching methods to accommodate the ever-changing admission and assessment processes. A learner’s learning experience may also suffer if his or her interaction with our teachers does not meet expectations. If a significant number of learners fail to become interested in the subject or fail to improve their capabilities after using our services or if they are not satisfied with our service or their learning experiences, they may decide not to purchase our services or solutions again, and our business, financial condition, results of operations and reputation would be adversely affected.

If we are not able to continue to innovate our technology, our business, financial condition, operating results and prospects could be harmed.

We rely on innovative technology to fuel our growth. For instance, our Intellectual Math Lab is empowered by our self-developed intelligent class content development system as well as AI-driven teaching methodologies such as speech recognition of mathematical formula, complicated integrated math questions and automatic tracking and assessment report. We also provide learning technology and content solutions premised on our core technology capabilities empowering private learning institutions in China. Therefore, if we cannot continue to innovate our technology, we may not be able to continue to develop our business or empower other industry players, which may harm our business, financial condition, operating results and prospects.

Any damage to our brand or the reputation of any of our learning centers or study camps may adversely affect our overall business, prospects, results of operations and financial condition.

We believe that market awareness of our “Four Seasons Education” brand and our solid reputation in the industry have contributed significantly to the success of our business, and that maintaining and enhancing our brand are critical to maintaining our competitive advantage. Our brand and reputation could be adversely affected under many circumstances, including the following:

•
our learners and customers are not satisfied with our programs and related services;
•
we fail to properly manage accidents or other events that injure our learners and customers;
•
our faculty or staff behave or are perceived to behave inappropriately or illegally;
•
our faculty or staff fail to appropriately supervise learners and customers under their care;
•
we fail to conduct proper background checks on our faculty or staff;
•
we lose a license, permit or other authorization to operate a learning center or study camp;
•
we do not maintain consistent learning service and product quality;
•
our facilities do not meet the standards expected by learners and customers; and
•
learning center or study camp operators with lower quality abuse our brand name or those with brand names similar to ours by conducting fraudulent activities and creating confusion among learners and customers.

The likelihood that any of the foregoing may occur increases as we continue our business development. These events could influence the perception of our offerings not only by our learners and customers, but also by other constituencies in the industry and the general public. Moreover, an event that directly damages the reputation of one of our learning centers or study camps could adversely affect the reputation and operations of our other facilities. As we mainly rely on word-of-mouth referrals to attract prospective learners and customers, if our brand name or reputation deteriorates, our overall business, prospects, results of operations and financial condition could be materially and adversely affected.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Our revenue was RMB389.0 million in the 2020 fiscal year, RMB280.3 million in the 2021 fiscal year and RMB250.2 million (US$39.7 million) in the 2022 fiscal year. We recorded net loss of RMB109.6 million in the 2020 fiscal year, RMB27.9 million in the 2021 fiscal year, and RMB118.7 million (US$18.8 million) in fiscal year 2022. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development, especially considering the recent change of regulatory policies on after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K9 Academic AST Services in the mainland of China by the end of December 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service industry in the PRC, changes in spending on private education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The learning solutions and enrichment activities market in the PRC, including in Shanghai, where we currently operate most of our business, is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and potentially intensify. We face competition in each type of service or products we offer and in each geographic market in which we operate. Our competitors include providers of learning and travel services, learning technology and content solutions.

Our learner enrollment and sales of products or solutions may decrease due to this competition. Some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their solutions, programs, services and products and respond more quickly than we can to changes in learner needs, market trends or new technologies. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

Our business could be disrupted if we lose the services of members of our senior management team.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may experience changes in our senior management in the future for reasons beyond our control. In addition, key management personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, who collectively have significant experience with our company and within the whole industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily, or at all. Our inability to attract and retain qualified senior management members and teaching staff in a timely manner could materially and adversely affect our business, prospects, results of operations and financial condition.

If we fail to integrate or negotiate successfully any future acquisitions, our business and operating results could be materially and adversely affected.

We have acquired additional other businesses and may continue to do so in the future. If we are unable to successfully integrate the acquired businesses, our business and operating results may be harmed. We may be unable to identify appropriate acquisition targets. If we do identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, the businesses we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from term to term, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenue. Our learners and customers typically pay prior to the commencement of a term, and we recognize revenue from the delivery of services on a straight-line basis over the term. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

Accidents, injuries or other harm suffered by our learners and customers or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

In the event of accidents or injuries or other harm to learners and customers or other people on our premises, including those caused by or otherwise arising from the actions or negligence of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may result in decreased learners enrollment. We could also face claims alleging that we are negligent and provide inadequate supervision to our employees or contractors, and therefore be liable for harm caused by them or are otherwise liable for injuries suffered by our learners and customers or other people on our premises. Our insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees or independent contractors could adversely affect our reputation and ability to attract and retain learners and customers. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered 15 of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our learners and customers. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties or allegations of infringement of the intellectual properties of third parties and we may be unable to be authorized to use third-party copyrighted materials.

We cannot assure you that our learning materials, marketing materials, products, programs or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. In addition, we are unable to register the trademarks of some of our major brand names and logos such as “Four Seasons Education” in Chinese characters. Therefore, there is no assurance that we can continue to use such trademarks in the PRC. We may be required to explore the possibility of acquiring trademarks or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. Third parties may bring claims against us alleging our infringement of their intellectual property rights. Third parties bringing such claims may be able to obtain an injunction to prevent us from delivering our services or using trademarks containing the alleged infringing intellectual property. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources and could damage our reputation. If a PRC court or tribunal holds that we have infringed any trademark belonging to others, we may be forced to change our brand names or logos. Our teachers may, against our policies, use third-party copyrighted materials without proper authorization in our classes. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes.

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

System disruptions to our websites or computer systems could damage our reputation and limit our ability to retain learners and customers and increase learner enrollment.

The performance and reliability of our websites and computer systems are critical to our reputation and ability to retain learners and customers and increase enrollment. Any system error or failure, sudden and significant increases in online traffic or hacking of our systems, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our learners and customers. In addition, our computer systems store and process important information including class schedules, registration information and learner data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. We may suffer disruption to our operations if there is a failure of the database system or the backup system. Any disruption to our computer systems could therefore have a material adverse effect on our operations and ability to retain learners and customers and increase enrollment.

We face risks related to natural disasters, health epidemics or public safety concerns in the PRC.

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns such as terrorism, war or social instability affecting the PRC, and particularly Shanghai. If any of these occurs, our learning facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our learners, customers, teachers and staff may also be negatively affected by such events. In addition, any of these could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our learners and customers in that region and could have a material adverse effect on our business, financial condition and results of operations. For example, the outbreak of COVID-19 starting from late 2019 has had a significant impact on our business operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, holders of our outstanding options were entitled to purchase a total of 3,836,459 ordinary shares. As a result, we incurred share-based compensation expense of RMB9.0 million (US$1.4 million) in the 2022 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of auditing our consolidated financial statements as of February 28, 2022, we identified one material weakness in our internal control over financial reporting. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting — Internal Control over Financial Reporting.” Following the identification of the material weakness, we have taken measures and plan to continue to take measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Risks Related to Our Corporate Structure

Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our business is subject to extensive regulations in the PRC. The PRC government regulates various aspects of our business and operations, such as standards of school establishment and operations, student recruitment activities and tuition levels. The laws and regulations applicable to the after-school education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct our business in the PRC primarily through contractual arrangements among (i) Shanghai Four Seasons Education and Training Co., Ltd., (ii) Shanghai Four Seasons Education Investment Management Co., Ltd., (iii) our relevant affiliated entities, and (iv) our VIEs’ shareholders, including Mr. Peiqing Tian and Ms. Suhua Zhu. We operate our business in the PRC through Shanghai Four Seasons Education and Training Co., Ltd. and through the learning centers controlled and held by Shanghai Four Seasons Education and Training Co., Ltd., and operate our learning trip business in the PRC through Shanghai Four Seasons Education and Investment Management Co., Ltd.

We have been and expect to continue to be dependent on our affiliated entities to operate our business. See “Item 4. Information on the company — C. Organizational Structure” for more information.

However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contribute to 20.9% of our total assets as of February 28, 2022. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many PRC-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry, in relation to these types of contractual arrangements. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Shanghai Four Seasons Education and Training Co., Ltd. and its after-school training institutions and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Shanghai Four Seasons Education and Training Co., Ltd. and its after-school training institutions and subsidiaries, we may not be able to consolidate Shanghai Four Seasons Education and Training Co., Ltd., and its learning centers and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in the PRC or Shanghai Four Seasons Education and Training Co., Ltd. and its learning centers or subsidiaries.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

On March 15, 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which became effective from January 1, 2020 and replaced the trio of existing laws regulating foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

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

We rely on contractual arrangements with our VIEs and their respective shareholders and relevant affiliated entities in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIE, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions, including Mr. Peiqing Tian, our largest shareholder, to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the company — C. Organizational Structure.”

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

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our VIEs, the shareholder of our VIEs’ and relevant affiliated entities are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment.

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIE and the subsidiaries of the VIE through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, our VIE and the subsidiaries of our VIE may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB262.3 million (US$41.6 million) to Shanghai Fuxi and an estimated maximum of approximately RMB511.1 million (US$81.0 million) to our VIE and the subsidiaries of our VIE.

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

Risks Related to Doing Business in the PRC

Changes in PRC economy, or economic and political conditions or government policies in China, could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and currency conversion, access to financing and allocation of resources. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment obligations denominated in foreign currencies, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions or policies in China may have a material adverse effect on the overall economic growth of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, conversion of foreign exchange into Renminbi or changes in tax regulations and practices that are applicable to us. Continued policies regarding strengthening the management and supervision of the control of foreign currency could adversely affect our business development.

The global macroeconomic environment is facing challenges, especially the challenges due to the COVID-19 pandemic. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.” The PRC economy has shown slower growth compared to the previous decade since 2012 and whether this slowdown will continue is still unknown. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators,” network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the network information security risk in connection with the listing. There are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We routinely collect, store and use personal information and other data during the ordinary course of our business. If we are unable to protect the personal information and other data we collect, store and use from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners or subject of the information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data on the internet and mobile platforms including, without limitation, the PRC Civil Code, the PRC Cybersecurity Law, the PRC Data Security Law and the PRC Personal Information Protection Law. The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In January 2022, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. In August 2021, the state council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Relevant governmental authorities of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of critical information infrastructure operator in the respective industry or sector and operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations
•
In November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The Anti-monopoly Guidelines for the Platform Economy Sector

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
•
In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. As advised by our PRC counsel, there are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice as they are relatively new. We may need to adjust our business to comply with the data security and cybersecurity requirements from time to time and we have taken measures to comply with applicable data-related laws and regulations.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In the event that residents of the European Economic Area access our website or our mobile apps and input protected information, we may become subject to provisions of the GDPR.

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

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Shanghai Four Seasons Education and Training Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd. liquidates, our PRC subsidiaries may, pursuant to a power of attorney it has entered into with Mr. Peiqing Tian or Ms. Suhua Zhu, require Mr. Peiqing Tian or Ms. Suhua Zhu to transfer all assets they might receive in connection with the liquidation of Shanghai Four Seasons Education and Training Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd., Ltd. to our PRC subsidiaries at no consideration or the minimum consideration as permitted under PRC laws. Our PRC subsidiaries then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

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

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions on Security Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures have been released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings, including new initial public offerings and refinancing by existing overseas listed Chinese companies. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Nevertheless, it does not specify what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Certain landlords of our learning center locations have failed to provide the title certificates to us. Our right to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

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

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal years ended February 29, 2020 and February 28, 2021, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our former auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the relevant PRC authorities, our former auditor is not currently inspected by the PCAOB.

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements for the fiscal years ended February 29, 2020 and February 28, 2021.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

•
regulatory developments affecting us or our industry;
•
actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•
changes in the market condition, market potential and competition in our industry;
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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 28, 2022 was 21,238,806. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 28, 2022, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2022. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 28, 2022, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. In addition, as a company primarily operating in China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors. For example, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and material relating to securities business activities to overseas parties.

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

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by your ADSs and become the registered holder of such ordinary shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

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

B. Business Overview

We are dedicated to providing diversified smart learning solutions in China. Since our inception in 2007, we have witnessed tremendous developments in China’s learning industry and continued to upgrade our business strategies to capture the new opportunities brought by technology advance and evolving learning needs.

We started our business initially focusing on math education for elementary school students in Shanghai, from where we actively seeking to expand during the past years. As of February 28, 2022 we had three learning centers in three cities in China.

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing enrichment learning products and launching enterprise product suites in the recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards learning services as well as learning technology and content solutions to capture evolving customer needs. We have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception. We are hosting a series of interest-oriented classes and activities to further promote learners and customers engagement. Based on our strong math teaching capabilities and resources, we introduced our featured classes for logic-based games such as Bridge, Sudoku and Rubik’s Cube which gained great popularity. We have delivered Bridge classes at 1 of our learning centers in the 2022 fiscal year and have formed Four Seasons Education training teams in 2018, 2019 and 2020 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help learners and customers’ logical thinking, intellectual and aesthetic development.

We finished the 2022 fiscal year with many achievements despite changes in regulatory requirements in the fast-evolving education industry. Our revenue was RMB250.2 million (US$39.7 million) in the 2022 fiscal year, compared with RMB280.3 million in the 2021 fiscal year. In the 2022 fiscal year, we recorded a net loss of RMB118.7 million (US$18.8 million), compared with the net loss of RMB27.9 million in the 2021 fiscal year. Our adjusted net loss, which excludes share-based compensation expenses, fair value change of investments, impairment loss on intangible assets and goodwill (net of tax effect) and impairment loss on long-lived assets (net of tax effect), was RMB58.4 million (US$9.3 million) in the 2022 fiscal year, compared with adjusted net loss of RMB2.5million in the 2021 fiscal year. For a detailed description of adjusted net income (loss), please see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Measures.”

Our Offerings

We are committed to maximizing a learner’s potential by providing access to an engaging learning experience empowered by our technology and content capabilities. We have crafted a wide variety of learning products and services to address learners and customers’ evolving needs in well-rounded development. We also offer learning technology and content solutions to educational institutions.

We are currently offering, and evaluating, a broad range of learning programs that are aligned with our mission, core competencies, and learner demand. Our offerings are divided into enrichment learning programs, immersive learning programs and learning technology and content solutions. Historically, we offered K9 Academic AST Services in mainland China, which was ceased at the end of 2021 in compliance with regulatory policies promulgated in 2021. The revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues in the fiscal year 2021 and 2022.

Enrichment Learning Programs

Spurred by the strong market demand, we built on our experience on non-academic programs and expanded our offerings to enrichment learning programs. We offer a broad range of expertly designed enrichment learning programs on various fronts to enhance the aesthetic, scientific, and physical literacy of our learners. The programs we offer include, among others, calligraphy, art, recitation, bridge, go, sudoku, and physical training.

We have also designed and implemented leveled learning programs with cohesive program contents ensuring seamless transitions for learners of different ages and interests. For instance, we have acquired the Fantasy Art School, which focuses on art enlightenment for children aged 2-15 and professional art training for learners aged 16-19, providing a full range of painting courses from basics to undergraduate art school, and is committed to building a first-class art learning brand. Our Art School designs a variety of courses to stimulate learners’ desire for exploration and cultivate the aesthetic literacy of learners through observation, imitation, association, memorization, application and expression.

Immersive Learning Programs

Immersive learning constitutes a critical part of our learning programs. The National Science Quality Action Outline of the Plan (2021-2035) issued by the State Counsel in June 2021 promotes the in-depth integration of information technology and science education, and implementation of scenario-based, experiential and immersive learning. Our immersive programs include short-term workshops, study camps and learning trips. We collaborate with major cultural venues, historical scenic spots and universities that are prudently selected to coincide with our contents to closely complement a learner’s comprehensive capabilities. As such, our immersive learning programs are widely trusted through word-of-mouth referrals. We also plan to develop more study camps with our proprietary learning content, which will be available for sign up by both group and individual learners of all age.

Learning Technology and Content Solutions

We have continued to invest in learning technology and content solutions empowering other industry players including educational institutions, in particular primary and middle schools. Driven by real-world needs and pain points faced by these schools, we have created, developed and launched a broad array of learning technology and content solutions customized for various close-loop learning scenarios encompassing teaching, learning and content development.

111 well-known K-12 schools in Shanghai have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, our Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

In 2019, we have successfully commercialized our proprietary Intellectual Math Lab, developed in collaboration with East China Normal University. Our Intellectual Math Lab covers a series of math courses including math culture, math thinking, math activities, logic-based games and comprehensive math courses to enhance learners’ understanding of core math concepts and enrich their study plans for math. In particular, it integrates AI-driven speech recognition of mathematical formula, complicated integrated math questions and automatic tracking and assessment report. Our Intellectual Math lab has received positive feedback from the schools, and was awarded as the top 50 of SERVE Awards at the 2019 China Education Innovation Achievement Expo. Our Intellectual Math lab has also received numerous attention from schools when we attended the 78th China Education Equipment Exhibition and the 14th International Mathematics Education Conference in in the same year.

Our Learning Content

We have established a systematic content development and update process that forms a virtuous cycle in producing quality content offerings.

Our content design is a dynamic process, building on our teachers’ own experiences and our learners’ evolving learning demands. We utilize our extensive experience to build leaning contents which can best illustrate specific concepts or address areas of learners’ interest.

We have also developed content that focuses on cultivating our learners’ interest. For example, our Wisdom in Mathematics course incorporates a large number of math games, has been well-received by our customers.

We also dynamically refine and update our learning content based on learners’ receptiveness to the materials and our analysis of learner answers.

We design most of our learning contents through our in-house efforts. Our content development team consists of 62 members experienced in course design as of February 28, 2022, all of whom are also our teachers.

Our Learning Centers and Study Camps

As of February 28, 2022, we operate three learning centers, one each in Shanghai, Jiangsu and Chongqing. We, with us being the controlling shareholder, cooperate with local business partners in the operation of the two learning centers outside Shanghai, under which we are responsible for the program and content design and faculty training, while our business partners are responsible for marketing, learner recruitment and compliance with local regulations.

Going forward, we strive to establish new study camps across China to offer more enrichment activities to group and individual learners of all age. We have strengthened and made more stringent our requirements and standards for the selection of new study camps, and strive to achieve compliance with applicable PRC laws and regulations for all of our existing learning centers.

Our Faculty

We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers increased from 110 as of February 28, 2016 to 150 as of February 28, 2022. As of February 28, 2022, approximately 95% of our teachers had bachelor’s degrees and above.

We strive to give our faculty a supportive working environment, providing our faculty members with abundant opportunities for career development and advancement. We offer competitive salary and benefit packages, and make great efforts to build a congenial academic and workplace culture among our faculty. We do not encourage or require our teachers to recruit learners or promote our learning contents on their own, which allows them to focus on teaching and knowing the demand of our learners. We encourage our faculty to learn at the same time that they are teaching, try out innovative teaching methods and hone their own skills. We believe that our culture promotes self-improvement and a sense of satisfaction from teaching.

Our faculty recruitment process is highly selective. We require our candidates to pass a series of exams, interviews and mock lectures and three months of training programs before they can become our trainee teachers and start their probation period. During the recruitment process, we mainly focus on candidates’ academic background, communication skills and classroom demeanor. We generally recruit our teachers through on-campus recruitment of university graduates and from time to time through referrals or online channels. We encourage teachers to put their own spin on their classes to keep learners engaged. Therefore, we also target our faculty recruiting toward candidates with energetic and positive personalities who can connect with and motivate our learners.

All of our teachers are required to attend our on-the-job training programs to ensure their familiarity with our latest learning content and our software and facilities. We design and implement in-house training programs for our teachers, which consist of courses on specific subjects and teaching techniques. Each teacher participates in a two-month orientation training session when first joining us, as well as a 48-hour on-the-job training program in each subsequent year. In addition, we continuously monitor our teachers’ mastery of their subject matter, teaching skills, and communication abilities. We have implemented nine tiers of pay grades for our faculty members, and through a stringent internal review process, our faculty members can be promoted to higher tiers based on a comprehensive evaluation of their teaching effectiveness and their delivery of teaching services, including their patience in answering learner questions and proactiveness in following up on learners’ needs.

Competition

The learning solution and enrichment activity market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of products and services we offer and each geographic market in which we operate. We mainly face competition from other existing major players in the learning solution and enrichment activity market who also provide enrichment and immersive learning services, learning technology solutions and learning content products. There may be new entrants emerging, in each of our business lines, and these market players compete to attract, engage and retain learners and customers. We believe the principal competitive factors in our business include the following:

•
reputation and brand;
•
learning- centric technology and content capabilities;
•
overall learner and customer experience;
•
type and quality of products and services offered;
•
ability to effectively tailor service and product offerings to specific needs of learners; and
•
ability to attract, train and retain high quality faculty members.

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have greater access to financing and other resources, and a longer operating history than us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Data Privacy and Security

We are committed to protecting data privacy and security. We have internal rules and policies on data collection, processing and usage, as well as protocols, systems and technologies in place to ensure the confidentiality and integrity of our data. We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data and the relevant risks and uncertainties. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary learning content materials. We have copyrights for our original content materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks and domain names. As of February 28, 2022, we had 15 registered trademarks and eight copyrights. In addition, as of February 28, 2022, we have registered 29 domain names, including sijiedu.com.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our schools. We maintain medical insurance for our employees and management. We also maintain public liability insurance which covers property damage and casualty damage in accidents. We do not have property, business interruption, general third-party liability, product liability or key-man insurance. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other learning service providers of similar size in the PRC.

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

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, operation of training institution is outside the scope of the 2021Negative List, which indicates that this is open to foreign investment, while a preschool, a regular senior secondary school, or a higher education institution shall only be operated by Chinese-foreign contractual joint ventures, under the control of the Chinese party (the principal or the chief executive shall be a Chinese citizen, and the council, board of directors, or joint management committee shall consist of members from the Chinese party accounting for no less than one half of the total number of members).

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

Private Education Law and Its Implementation Rules

The Law for Promoting Private Education (2018 Revision), or the PRC Private Education Law, promulgated by the Standing Committee of the PRC National People’s Congress on December 28, 2002 and last amended on December 29, 2018 and the Implementation Rules for the Private Education Law (2021) which was newly revised on April 7, 2021 and became effective on September 1, 2021, provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

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

New Opinions and Notices for After-school Tutoring

In August 2018, the State Council issued its New Opinion on the Regulation of the Development of After-school Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion provides certain detailed requirements for extracurricular training institution, including, among others, requirements for licenses and permits, training premises, safety conditions, fee collection, teaching staff and curriculum content.

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

On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Double Alleviating Opinions, which provides high-level polices related to requirements and restrictions on After-School Institutions, or the AST Institutions, especially that: (i) no new approvals shall be granted to AST Institutions providing tutoring service related to academic subjects in compulsory education stage, or Academic AST Institutions; (ii) existing Academic AST Institutions are required to convert themselves into non-profit institutions; (iii) an approval mechanism will be adopted with regard to the existing online Academic AST Institutions which previously filed with competent authorities; (iv) Academic AST Institutions are prohibited from raising funds through publicly listing or other capitalization operations; (v) listed companies are prohibited from investing in Academic AST institution or purchase Academic AST Institutions’ assets by means of issuance of shares or by cash; (vi) foreign investors are prohibited from investing in Academic AST Institutions through mergers and acquisitions, entrustment, franchise and variable interest entities; (vii) for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions. Furthermore, any existing behaviors in violation of the above restrictions are required to be rectified. In addition, The Double Alleviating Opinions further provides that no approvals will be granted to AST Institutions providing academic subjects tutoring service to pre-school children (i.e. children from three to six years old) and ordinary senior high school students, that any online and offline tutoring service provided to pre-school children is strictly prohibited and that the administration in connection with Academic AST Institution targeting ordinary senior high school students shall be carried out by reference to the requirements and restrictions under the Double Alleviating Opinions.

In addition, the Double Alleviating Opinions also provide a series of restrictions in connection with the operation of Academic AST Institutions, especially that: (i) a filing and inspection system and administration rules shall be adopted in connection with the training content provided and tutoring materials used by Academic AST Institutions and providing foreign training courses is prohibited; (ii) Academic AST Institutions shall not provide tutoring service during public holidays, weekends and school breaks; (iii) Academic AST Institutions shall not solicit teachers who works in the schools by making high salary commitment and staffs engaging in academic AST service must obtain teacher qualification certificates, and copies of such qualifications must be prominently displayed on Academic AST Institutions’ premises and website; (iv) Academic AST Institutions shall not disclose the parents’ and students’ personal information; (v) Academic AST Institutions shall adopt tuition standard based on market demands, costs and other factors and disclose such tuition standards for the public’s supervision; (vi) Academic AST Institutions shall adopt the form of service contract for after-school tutoring services provided to primary and secondary school students as formulated by governmental authorities; (vii) online after-school tutoring service shall not be provided after 21:00 each day with each lesson’s length of no more than thirty minutes and each lesson break’s length of no less than ten minutes; and (viii) the employment of foreign teachers shall be in compliance with relevant rules and regulations and employment of foreign teachers outside the PRC is prohibited. On August 24, 2021, Shanghai Municipal Education Commission promulgated the Implementation Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage, which reiterates the requirements and restrictions under the Double Alleviating Opinions and provides several implementation rules applicable to AST Institutions in Shanghai.

On February 8, 2022, the MOE issued the Key Points of Workstreams of the Year 2022 on its public website, indicating that the requirements for academic subjects tutoring for students on grade ten to twelve shall strictly refer to the requirements implemented to academic subjects tutoring for students in compulsory education.

Following the promulgation of the Double Alleviating Opinions, government authorities including the MOE and their corresponding local counterparts issued a series rules and regulations to implement the Double Alleviating Opinions:

•
Regulations related to classification of academic subjects and non-academic subjects in compulsory education stage

On July 28, 2021, the General Office of the MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-academic Subjects with respect to After-School Tutoring Services in Compulsory Education Stage, which categorizes English tutoring services involving contents of courses contained in national curriculum standards as tutoring services on academic subjects.

On September 3, 2021, the General office of MOE promulgated the Notice on Investigating and Handling of Disguised Academic After-School Tutoring Service which reiterates the requirements and restrictions under the Double Alleviating Opinions and further provides that the local government authorities shall identify disguised academic after-school tutoring services and impose penalties on illegal academic after-school tutoring services under the guise of summer camp, crowd funded private teacher and etc.

On November 8, 2021, the General Office of MOE promulgated the Guide for Classification of After-School Tutoring Programs in Compulsory Education Stage or the AST Classification Guide. The AST Classification Guide requires provincial counterparts of the MOE to establish classification guidance system and expert identification system with regard to the scope of academic subject and non-academic subjects and proposes to adopt tutoring objectives, tutoring content, tutoring methods and tutoring evaluation methods as the factors in identification.

•
Regulations related to the registration and conversion of existing Academic AST Institutions

On August 24, 2021, the General Office of the MCA issued the Notice on Further Strengthening the Registration Administration of After-School Tutoring Institutions, which requires local counterparts of the MCA to promote the registration and administration of Academic AST Institutions in accordance with the Double Alleviating Opinions and the local counterparts of the MCA shall no longer grant approvals to any new AST Institutions providing service to pre-school children, and primary school and secondary school students.

On August 30, 2021, the General Office of MOE, together with the General Office of MCA and the General Office of SAMR issued the Notice on the Unified Registration of Academic After-School Tutoring Institutions in Compulsory Education Stage as Non-profit Institutions, which requires that: (i) existing for-profit Academic AST Institutions shall conduct de-registration procedure as for-profit entities and either stop providing academic AST service or covert themselves into a non-profit institutions through registration process with local counterparts of the MCA; and (ii) the ICP license held by existing online for-profit Academic AST Institutions who fail to rectify or to obtain approval as a non-profit institution shall be cancelled and such institutions shall be prohibited from online tutoring activities.

On September 10, 2021, the General office of MOE, together with five other governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic AST Institutions, which reiterates that an approval mechanism will be adopted with regard to the existing online Academic AST Institutions which previously filed with competent authorities and requires all existing online Academic AST Institutions shall convert themselves into non-profit institutions by registration with local counterparts of the MCA by the end of 2021.

•
Regulation related to tuitions and costs

On September 2, 2021, the NDRC, the MOE and the SAMR jointly promulgated the Notice on Strengthening the Supervision of Tuitions regarding Academic After-School in Compulsory Education Stage, or the Notice on AST Tuitions. The Notice on AST Tuitions requires that the tutoring tuitions charged by Academic AST Institutions shall be subject to government guidance price standard and local government authorities shall formulate applicable base tuition standard and permitted fluctuation rate range, which shall be no more than ten percent in case of an upward fluctuation. Furthermore, the Notice on AST Tuitions requires strict control with regard to the costs incurred by Academic AST Institutions, especially that the average salary of any Academic AST institution’s staffs may not be higher than the average salary of the staffs hired by urban non-private entities in the local education sector as released by the statistics authorities and that the promotion costs shall be no more than three percent of the tutoring service revenues generated by the Academic AST institution. Nonetheless, as of the date of this annual report, no implementation rules have been promulgated to identify the scope of promotion costs. Besides, the Notice on AST Tuitions also requires the Academic AST Institutions to disclose the tuition standards to the public and file information such as tuition standard, and revenue and profits generated and costs incurred in previous year to the local education authorities by the end of the June every year.

On October 21, 2021, the General office of MOE, together with five other governmental authorities, jointly promulgated the Notice on Strengthening the Supervision on Tuitions Pre-Charged by After-School Tutoring Institutions, which reiterates the tuitions charged by AST Institutions shall be subject to government guidance price standard and Academic AST Institutions shall prominently display the tuition standard on the Academic AST Institutions’ premises and website. Besides, the tuitions pre-charged by AST Institutions shall be deposited in an escrow account under the supervision of the bank and AST Institutions shall not pre-charge tuitions which cover training terms more than six months or more than sixty classes.

On December 31, 2021 the local counterpart of NDRC and MOE in Shanghai promulgated the Notice on Matters Concerning the Tuitions regarding Academic After-School Tutoring in Compulsory Education in Shanghai, or the Notice on AST Tutoring Tuitions in Shanghai, which became effective on February 17, 2022. The Notice on AST Tuitions in Shanghai further requires that the base tuition standard applicable to Academic AST Institutions in Shanghai shall be RMB twenty yuan per student for each lesson lasting for thirty minutes and Academic AST Institutions shall have discretion to apply for an upward fluctuation rate no more than ten percent with regard to the base tuition standard.

•
Regulation related to adoption of form contract

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-School Tutoring Service Provided to Primary and Secondary School Students or the Notice on Form Contract, which requires the local competent regulatory authorities to guide the relevant parties to use the form service contract for after-school tutoring activities provided to primary and secondary school students (or the Form Service Contract). The Form Service Contract covers the obligations and rights of parties involved in the after-school tutoring services, including detailed provisions on tutoring tuitions, refund arrangement and default liabilities. For the purpose of implementing the Double Alleviating Opinions, on September 27, 2021, the General Office of MOE and the General Office of SAMR amended the content of the Form Service Contract. On October 21, 2021, the General office of MOE, together five other governmental authorities, jointly promulgated the Notice on Strengthening the Supervision on Tutoring Tuitions Pre-Charged by After-School Tutoring Institutions, which requires that AST Institutions shall use the Form Service Contract in business operation.

•
Regulation related to tutoring materials and personnel

On August 25, 2021, the General office of MOE published the Measures for the Administration of After-School Tutoring Materials for Primary and Secondary School Students (For Trial Implementation), which provides that Academic Tutoring institutions shall conduct internal reviews regarding the tutoring materials used and file such materials to the competent education authorities for external review, and that Academic Tutoring institutions shall keep all tutoring materials for further review with a retention period for no less than three years after the tutoring materials been used.

On September 9, 2021, the General office of MOE, together with the General office of Ministry of Human Resources and Social Security, issued the Measures for the Administration of Employees of After-School Tutoring Institutions (for Trial Implementation), which provides that the teachers and curricular design staff hired by Academic AST Institutions must obtain teacher qualification certificate and the in-service teachers in primary and secondary schools and kindergartens are not permitted to be employed as Academic AST Institutions’ teachers or curricular development staff. Furthermore, Academic AST Institutions shall prominently display the basic information, teacher qualification certificates, teaching experience and other information of the hired teachers and curricular development staffs on the Academic AST Institutions’ premises and website, and file such information with competent authorities in a timely manner.

•
Regulations related to Non-academic after-school tutoring institutions

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among others, (i) non-academic after-school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after-school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after-school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after-school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after-school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. As part of its efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. We will continue to seek guidance from and work constructively with the government authorities in connection with other compliance efforts. However, as many of these regulations for AST are relatively new and the enforcement practices are evolving, our current practice may be deemed to be not in full compliance with these requirements. For detailed discussion, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Double Alleviating Opinions and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”

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

Regulations on Filing of After-school Online Training

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

On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which among other things requires that: (i) no new approvals shall be granted to Academic AST Institutions, including online Academic AST Institutions ; (ii) all existing Academic AST Institutions, including online Academic AST Institutions are required to convert themselves into non-profit institutions; (iii) an approval mechanism will be adopted to replace the filing mechanism applicable to online Academic AST Institutions, and all existing online Academic AST Institutions are subject to examination before being granted with private school operating permits. On August 24, 2021, the General Office of the MCA issued the Notice on Further Strengthening the Registration Management of After-School Tutoring Institutions, which reiterates that existing online Academic AST Institutions are required to convert themselves into non-profit institutions under the Double Alleviating Opinions. On September 10, 2021, the General Office of MOE, together with other five governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic AST Institutions, which reiterates the requirements to adopt approval mechanism with regard to the existing online Academic AST Institutions previously filed with competent authorities under the Double Alleviating Opinions and further requires that the online AST Institution shall:(i) establish physical offices and tutoring premise within the location where it is registered; (ii) own or lease performance-reliable server within mainland China; (iii) be in compliance with Cyber Security Law and Data Security Law and adopt grade three or higher cyber security protection standard. Moreover, the service provider of education app shall establish data protection mechanism with regard to collection, storage, transmission, and use of personal information and education apps operated by online Academic AST Institutions which store personal information of more than one million people shall pass the impact assessment, certification, or compliance audit on personal information protection.

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

On April 2, 2022, the Shanghai Municipal Education Commission, together with five other government authorities promulgated the Implementation Measures for the Establishment and Management of After-school Training Institutions in Shanghai, or the Shanghai Implementation Measures, effective from April 15, 2022, which raise certain requirements on establishment and management of after-school tutoring institutions in Shanghai, including, among other things, (i) after-school tutoring institutions providing online or offline academic subject tutoring for students in compulsory education and high schools, and the tutoring in culture and art, sports, technology, and non-academic cultural knowledge for students in compulsory education and preschool-age children are required to obtain the relevant private school operating permit; (ii) academic and non-academic cultural knowledge after-school tutoring institutions shall be approved by the education administration authorities at the district level; after-school tutoring institutions that provide tutoring services in culture and art, sports, science and technology and other tutoring activities shall be approved by the education administration authorities together with the tourism, sports, science and technology and other administrative authorities at the district level; (iii) after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, implement the training fee management policy formulated by the government, and cooperate with professional institutions such as commercial banks to open a special account for pre-collection of fees; and (iv) after-school training institutions established before the Shanghai Implementation Measures, intending to continue to provide tutoring in culture and art, sports, science and technology, and non-academic cultural knowledge for compulsory education and preschool-age children, shall, before December 31, 2023 or before changing the relevant registration items, follow the relevant laws, regulations, policies and the procedures to obtain the private school operating permit. On the same day, the Shanghai Municipal Education Commission, together with three other government authorities promulgated the Guidelines for Basic Service Requirements of After-school Training Institutions in Shanghai, effective from April 15, 2022, which details the basic service requirements for after-school tutoring institutions in Shanghai, including, among other things, the requirements on the sponsors, premises, facilities, internal management, practitioners, training content and plans, fee management etc. and provides that institutions providing online tutoring should follow the PRC Cybersecurity Law and the Data Security Law, obtain the ICP License or complete the ICP filing and complete the grade-based cybersecurity protection system filing at or above Grade III.

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

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective on June 1, 2016, which was further amended on March 23, 2021.

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

Regulations on Research and Academic Study Travel

On August 4, 2015, the General Office of the State Council promulgated the Opinions on Further Promotion of Tourism Investment and Consumption, which became effective on the same date. According to the Opinions, research and academic study travel shall be included into the category of comprehensive competence-oriented education of students. Construction of a number of bases for research and academic study travel shall be supported, and all regions shall be supported in launching activities of research and academic study travel on the basis of natural and cultural heritage resources, tourist scenic spots and scenic regions associated with the Chinese Communist revolution, large-sized public utilities, famous universities and schools, scientific and technological research institutions, industrial or mining enterprises and large-sized farms. Research and academic study travel safety protection mechanisms shall be established and perfected. Travel agencies and places for research and academic study travel shall, in accordance with the characteristics of young students, combine education with tourism in terms of content designing, furnishing of tourist guides, safety facilities and protection. On December 19, 2016, the National Tourism Administration issued the Standards of Research and Academic Study Travel, according the standard, the undertaker of the research and academic study travel should be a qualified travel agency. The organizers, undertakers and suppliers of the research and academic study travel shall follow the principle of safety first and carry out safety prevention and control work throughout to ensure activities are carried out safely, focusing on the development of students' comprehensive quality capabilities.

On April 25, 2013, the Standing Committee of the National People’s Congress issued the PRC Tourism Law, which took effect on October 1, 2013 and was amended in 2016 and 2018. The PRC Tourism Law aims to protect tourists and tour operators’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit. The travel industry is subject to the supervision of the PRC Ministry of Culture and Tourism and local tourism administrations. The principal regulations governing travel agencies in China include the Travel Agency Regulations, issued by the State Council in February 2009, which became effective on May 1, 2009 and most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations promulgated by the PRC National Tourism Administration in April 2009, which became effective as of May 3, 2009 and most recently amended on December 12, 2016. Under these regulations, a travel agency must obtain a license from the national tourism administration or the provincial-level tourism administration it authorizes to conduct outbound travel business, and a license from the provincial-level tourism administration or the municipal tourism administration it authorizes to conduct domestic and inbound travel agency business.

Regulations on Anti-Monopoly and Unfair Competition

The Anti-Monopoly Law of PRC promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. On October 23, 2021, the SCNPC published the draft amended Anti-Monopoly Law of PRC for public comment, or the Draft Amended Anti-Monopoly Law, which provides that, among others, business operators should not exclude or limit competition by abusing data, algorithms, technology, capital advantages and platform rules. The Draft Revised Anti-Monopoly Law also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology. On February 7, 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Antimonopoly Commission of the PRC State Council which specifies certain activities of internet platforms should be identified as monopolistic and concentrations of undertakings involving contractual control structure are subject to anti-monopoly scrutiny as well.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, which was latest amended by the Standing Committee of the National People’s Congress on April 29, 2021, and became effective on the same date, which stipulate that with respect to the fire safety inspection before a public gathering place is put into use or opens for business, the notification and undertaking administration shall apply. Before a public gathering place is put into use or opens for business, the owner or using entity shall apply for fire safety inspection, give an undertaking that the said place complies with fire protection technical standards and management provisions, submit the required materials, and be responsible for its undertaking and the veracity of materials. The fire and rescue department shall examine the materials submitted by the applicant, and if the application materials are complete and of the statutory form, it shall grant a permit. On June 4, 2021, Shanghai Fire and Rescue Headquarters issued a notice which stipulate that, public gathering places in Shanghai put into use before business adopt the notification and undertaking method since July 1 except (1) Dance and entertainment screening amusement venues, (2) hotels, restaurants, shopping malls, marketplaces, theaters, auditoriums, halls, playgrounds, business fitness, leisure venues, passenger station waiting rooms, passenger terminal waiting rooms, civilian airport terminals, stadiums, which floor area is over 300 meters. As well as other relevant detailed fire prevention regulations, require that schools must pass a fire safety control assessment or complete a fire safety filing. Pursuant to these regulations, failure to pass the required fire control assessment shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We cannot assure all of our learning centers are in compliance with fire safety regulations.” for further details on the compliance of Regulations on Fire Safety.

In addition, fire departments conduct spot inspections irregularly. Learning centers that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

On May 17, 2022, MOE and the General Office of the Ministry of Emergency Management promulgated the Notice of the Nine Provisions on Fire Safety Management of After-School Training Institutions which became effective on the same date. According to the Notice, (i) after school training institutions should be registered in accordance with the law and set up in a fixed place that meets the safety conditions, and after-school training institutions for children should be set up in places that meet current national standards, (ii) training places within the same training period per student training room floor space of not less than 3 square meters to ensure that not crowded, easy to evacuate.

Regulations Relating to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC in December 2000 and amended in August 2009, may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and in accordance with the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, which became effective from September 1, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services, or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Online Protection of Children’s Personal Information issued by the CAC on August 22, 2019, effective from October 1, 2019, network operators, who collect, store, use, transfer and disclose personal information of children under the age of 14, or the Children, via the internet shall establish special rules and user agreements, designate specific personnel to take charge of the protection of Children’s personal information, inform the Children’s guardians in a noticeable and clear manner, and obtain the consent of the Children’s guardians. When obtaining the consent of the Children’s guardians, network operators shall explicitly inform several matters, including but not limited to the purposes, methods and scope of collection, storage, use, transfer and disclosure of the personal information of Children, and methods for correcting and deleting Children’s personal information. The Provisions on Online Protection of Children’s Personal Information also requires that the network operators shall comply with certain regulatory requirements, including without limitation, that network operators shall collect Children’s personal information that is only related to the services they provide, and shall adopt and strictly implement minimal authorization principal with respect to their staff’s access authority to the Children’s personal information.

In addition, the Identification Method of Illegal Collection and Use of Personal Information Through Apps jointly promulgated by the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR in November 2019 provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On May 28, 2020, the National People’s Congress promulgated the PRC Civil Code, which regulates the legal relationships between private parties. The Civil Code took effect on January 1, 2021. Among other provisions, the Civil Code provides that personal information of individuals is protected under the laws, and the collection, storage, use, processing, transmission, provision and disclosure of personal information shall observe the principles of legitimacy, rightfulness and necessity.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, or the Data Security Law, which took effect in September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. Furthermore, the Data Security Law provides that no entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure or the CII shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities.

On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. According to the Personal Information Protection Law, where personal information is processed based on an individual’s consent, such consent shall be voluntarily and explicitly given by the individual on a fully informed basis, and the individual shall have the right to withdraw his or her consent without affecting the effectiveness of personal information processing activities that have been conducted based on his or her consent before. Furthermore, the Personal Information Protection Law clarifies that personal information of minors under the age of fourteen is sensitive information, and such sensitive information may not be processed unless there are specific purposes and sufficient necessity and strict protection measures are taken.

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

Domain Names

Management of domain names was prescribed by Measures for the Administration of Internet Domain Names of China which was promulgated by the PRC Ministry of Industry and Information Technology in 2002 and amended in 2004. It was superseded by Measures for the Administration of Internet Domain Names of China published in 2017. Pursuant to the 2017 Measures, “domain names” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for more details on the current situation of our domain names.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2020 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Item 4. Information on the company — B. Business Overview — Intellectual Property” and “Item 3. Key Information — D. Risk Factors — We may encounter disputes from time to time relating to our use of the intellectual property of third parties.” for further details on our trademarks.

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

See “Item 3. Key Information — D. Risk Factors — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business” for further details.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions on Security Activities, which calls for the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by

China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. Pursuant to these drafts, PRC domestic companies that seek to directly or indirectly offer and list their securities, including overseas, should file with the CSRC certain required documents. Among the other things, “directly overseas offering and listing by PRC domestic companies” are defined as overseas offering and listing of the securities of PRC companies limited by shares, and “indirectly overseas offering and listing by PRC domestic companies” are defined as overseas offering and listing of the securities of offshore-incorporated companies whose main business operations are in mainland China, based on their onshore equity, assets or similar interests. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, should file with the CSRC for its initial public offering, follow-on offering, listing of securities in another overseas market, and other equivalent offing activities. Particularly, the issuer should submit the filing with respect to its initial public offering and listing or listing of securities in another overseas market within three business days after submitting the application documents for the foregoing transactions and the issuer should submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Besides, direct or indirect overseas listing of assets of PRC domestic companies by merger and acquisition, share swap, allocation, or other arrangements through one of a series of transactions are also subject to filing with the CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing or listing of securities in another overseas market. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with.

On December 27, 2021, the NDRC and the Ministry of Commerce, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

On April 2, 2022, the CSRC published the amended version of the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities (Draft for Comments), or the Draft Amended Provisions on Confidentiality. According to the Draft Amended Provisions on Confidentiality, (i) domestic companies directly or indirectly listed overseas should obtain the approvals from the competent governmental authorities and file with secret administration authorities in advance, if such domestic companies intend to provide or disclose documents or files involving state secrets or government authorities’ secrets to securities companies, securities service providers or offshore regulators, and (ii) such domestic companies must comply with relevant rules and regulations and follow the applicable procedures in case of providing or disclosing documents or files, which may cause negative impacts to national interests or public interests in case of leakage, to securities companies, securities service providers or offshore regulators. Furthermore, the Draft Amended Provisions on Confidentiality provides that the oversea securities regulatory authorities and relevant competent authorities that intend to conduct investigations or inspections on domestic companies in relation to their overseas securities issuance and listing-related activities, will be subject to the cross-border regulatory cooperation mechanism, and the domestic companies involved should file reports to CSRC or competent authorities in advance before cooperating with such investigations or inspections. As of the date of this annual report, the Draft Amended Provisions on Confidentiality was released for public comment only. There are substantial uncertainties as to whether the Draft Amended Provisions on Confidentiality would be further amended, revised or updated.

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, our VIEs and their shareholders as of the date of this annual report:

(1) Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

Contractual Arrangements with Our VIE, Its Shareholder and Us

PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. Accordingly, we conduct our operations in the PRC principally through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entities. We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi.

The contractual arrangements, as described in more detail below, collectively allow us to:

•
exercise effective control over each of our VIEs and their affiliated entities;
•
receive substantially all of the economic benefits of each VIE; and
•
have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIEs when and to the extent permitted by PRC laws.

As a result of the contractual arrangements, we are the primary beneficiary of our VIEs and its affiliated entities, and, therefore, have consolidated the financial results of our VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC counsel:

•
the ownership structure of Shanghai Fuxi and the VIEs does not violate applicable PRC laws and regulations currently in effect; and
•
the contractual arrangements between Shanghai Fuxi, the VIEs and their respective shareholders governed by PRC law currently are valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains unclear, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. Additionally, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for Private Education Law, which took effective on September 1, 2021. The Amended Implementation Rules for Private Education Law stipulates that related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with the VIEs. Please see “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Furthermore, if our VIEs, their affiliated entities and the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIEs and their affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2020,2021 and 2022 fiscal years, all of our revenue was derived from the operations of our VIEs and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi, our VIEs and VIEs’ consolidated entities. In the 2022 fiscal year, Shanghai Fuxi received service fees of RMB20.8 million (US$3.3 million) from our VIEs and VIEs’ subsidiaries and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our PRC subsidiary may receive service fees from our VIEs or make distributions to us in the future.

Below is a summary of the contractual arrangements by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

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

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholder of our VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIE to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of its equity interests in the VIEs to Shanghai Fuxi, to respectively guarantee the performance of the VIEs of its obligations under the relevant contractual agreements. Should the VIEs or its shareholder breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholder of the VIEs shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIEs has fully performed all of its obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice, the equity interest pledge agreement will continue to remain in effect.

The shareholder of the Shanghai Four Seasons Education and Training Co., Ltd. has registered the equity pledge in favor of Shanghai Fuxi with the local counterpart of the State Administration for Industry and Commerce in accordance with PRC laws and regulations.

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholder of the VIEs have each executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIEs. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholder of the VIEs. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of certain shareholders of our VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and our VIEs. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We have one learning center in Shanghai and two in other cities in China. We lease our headquarters, which occupies approximately 855 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 1,486 square meters as of the date of this annual report. The majority of lease agreements for our learning centers have durations of one to two years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to obtain additional facilities for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “Item 4. Information on the Company — B. Business Overview — Our Learning Centers.”

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

A. Operating Results

Overview

We are dedicated to providing diversified smart learning solutions in China. Since our inception in 2007, we have witnessed tremendous developments in China’s learning industry and continued to upgrade our business strategies to capture the new opportunities brought by technology advance and evolving learning needs.

We started our business initially focusing on math education for elementary school students in Shanghai, from where we actively seeking to expand during the past years. As of February 28, 2022 we had three learning centers in three cities in China.

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing enrichment learning products and launching enterprise product suites in the recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards learning services as well as learning technology and content solutions to capture evolving customer needs. We have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception. We are hosting a series of interest-oriented classes and activities to further promote learner engagement. Based on our strong math teaching capabilities and resources, we introduced our featured classes for logic-based games such as Bridge, Sudoku and Rubik’s Cube which gained great popularity. We have delivered Bridge classes at 1 of our learning centers in the 2022 fiscal year and have formed Four Seasons Education training teams in 2018, 2019 and 2020 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help learners and customers’ logical thinking, intellectual and aesthetic development.

We finished the 2022 fiscal year with achievements despite changes in regulatory requirements in the fast-evolving education industry and relatively weak performance of new learning centers during the ramp-up period. Our revenue was RMB389.0 million in the 2020 fiscal year, RMB280.3 million in the 2021 fiscal year and RMB250.2 million (US$39.7 million) in the 2022 fiscal year, respectively. We recorded net loss of RMB109.6million in the 2020 fiscal year, RMB27.9 million in the 2021 fiscal year and RMB118.7 million (US$18.8 million) in the 2022 fiscal year. Our adjusted net income, which exclude share-based compensation expenses, fair value change of investments, impairment loss on intangible assets and goodwill (net of tax effect) and impairment loss on long-lived assets (net of tax effect), was RMB47.9 million in the 2020 fiscal year, adjusted net loss of RMB2.5 million in the 2021 fiscal year, adjusted net loss of RMB58.4 million (US$9.3 million) in the 2022 fiscal year.

Major Factors Affecting Our Results of Operations

Our results of operations are affected by various general factors affecting the learning solution and enrichment activity market in China, which include changes in population growth, disposable income per capita and level of urbanization, changes in demand from individual learners or educational institutions for learning solutions, changes in regulatory, legal and public policy landscape, changes in technology development, and general economic and business conditions in China and globally. Adverse changes in any of these factors could materially and negatively affect demand for our products and services and our results of operations.

We believe that our results of operations are more directly affected by specific factors relating to our business, which are primarily as follows:

Our ability to deliver high-quality products and services in our existing businesses

Historically, our success largely depends on our deep understanding of, and close relationship with, our learners and customers. We seek to continue to maintain our competitive advantages in our existing businesses.

Enrichment and immersive learning services. The results of operations of our enrichment learning services business depend on our abilities to retain existing learners and attract new learners by maintaining the consistency and quality of our services, successfully executing our pricing strategies, enhancing our operational efficiency, and to meet the evolving needs of our learners and customers through introduction of new offerings.

Learning technology and content solutions. The success of our learning technology and content solutions primarily depend on our abilities to continue to provide quality services to our existing customers leveraging our technology and content developing capabilities, in particular, to tailor our learning technology products and services to the needs of customers and to further develop our accumulated immense content library.

We believe our ability to deliver high-quality products and services well positions us to keep competitive in our existing businesses. However, any compromise in such ability may materially and adversely affect the success and growth of our existing businesses, thus negatively impacting our results of operations.

Our ability to broaden offerings of our learning solutions and enrichment activities

Our results of operations are also affected by our ability to invest in and develop new service offerings and further penetrate our potential customer base.

We have accumulated deep understanding of China’s learning industry through years of operation and are well-positioned in delivering comprehensive learning services beyond traditional courses and textbooks. Going forward, we intend to further broaden our footprint and launch new products and services accommodating broader audience.

Our ability to attract, train and retain talents

To manage and support our growth, it is critical for us to recruit, train and retain qualified talents, including teachers, research and development talents and management personnel, as well as other personnel in administrative and selling and marketing functions, in particular during the time as we are going through the transition of our business model.

Our ability to attract, train and retain these qualified talents primarily depends on our ability to offer competitive compensation, effective and continued training opportunities and rotation opportunities within our organization as well as the development path to management opportunities.

Our ability to manage costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. We offer competitive compensation to our faculty in order to attract and retain the best teaching talent. The number of our full-time teachers decreased from 463 to 359, and further to 150 as of February 29, 2020, February 28, 2021 and February 28, 2022, respectively, mainly due to our cessation of K9 Academic AST Services offering in mainland China by the end of 2021. Nevertheless, we expect that our total costs and expenses will increase in line with the development and growth of our new business lines, which is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Impact of COVID-19

Our results of operations for the fourth fiscal quarter ended February 29, 2020 was impacted by the outbreak of COVID-19 and the resulting precautionary measures with respect to our business. In response to the outbreak of the COVID-19, we temporarily closed our offline learning centers from January 2020 to May 2020 as mandatorily required by the PRC government and transitioned our academic educational delivery method to online courses. We also took actions to help mitigate the adverse impact of COVID-19 to our operations and profitability, including proactively applying for government subsidies and lease concessions. As many of the quarantine measures within China have since been relaxed as of the date of this annual report, we have switched our business operating model back to offline and reopened our learning centers. Beginning in the first fiscal quarter of fiscal year 2021, we experienced continued recovery and growth. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, such as those in Shanghai from March 2022. The COVID-19 outbreak may continue affect our business operations and its financial condition and operating results in the future, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long-term investments and other long-lived assets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

Key Components of Results of Operations

Revenue

Before December 31, 2021, we derive substantially all of our revenue from tuition for after-school education services. Revenue from our programs includes those generated from programs for elementary school students as well as our middle school and other programs. Revenue from other programs includes tuition we collect from our other program courses and income we generate from staff outsourcing. Our revenue is presented net of VAT and related surcharges. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Year Ended February 28 or 29
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Elementary school	300,278	77.2	207,720	74.1	165,436	26,225	66.1
Middle school	52,107	13.4	50,902	18.2	59,865	9,490	23.9
Special programs and others	38,298	9.8	21,714	7.7	25,706	4,074	10.3
Less: sales tax	1,634	0.4	54	0.0	784	124	0.3
Total	389,049	100.0	280,282	100.0	250,223	39,665	100.0

We typically collect learning fee from learners and customers in advance for the programs that they purchase and record this learning fee initially as deferred revenue. We recognize revenue proportionately over time as the learning sessions are delivered. We offer refunds for undelivered programs to students who decide to withdraw at any time and for learning fees received in advance for offline programs that were cancelled due to COVID-19 and no subsequent online programs enrolled, which are subject to refund at the option of the learners or customers. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method. We had deferred revenue of RMB71.9 million, RMB75.2 million, and RMB7.2 million (US$1.1 million) as of February 28 or 29, 2020, 2021 and 2022, respectively.

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K9 Academic AST Services in mainland China by the end of December 2021. Such cessation has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022 since revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues prior to our cessation of such business, and is expected to have a significantly negative impact on our financial performance for the fiscal year ending February 28, 2023 and subsequent periods, compared with that of previous years.

Cost of Revenue

Our cost of revenue primarily consists of (i) staff costs, including salaries and other compensation for our faculty, (ii) education expenses including teaching material expenses, learner activity expenses and platform and service charges for online course and (iii) rental, utilities and maintenance costs for our learning centers and study camps. We expect our total cost of revenue to decrease as a result of the cessation of our K9 Academic AST Services offering, partially offset by the increase in line with the development of our new business lines as we open more study camps and expand the size of our existing faculty. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Year Ended February 28 or 29
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	115,317	57.4	92,712	54.9	85,134	13,495	56.9
Rental, utilities and maintenance costs	61,621	30.7	49,920	29.6	38,473	6,099	25.7
Depreciation of leasehold improvement	11,706	5.8	11,244	6.7	6,706	1,063	4.5
Other expenses related to learning centers	12,289	6.1	14,956	8.8	19,302	3,060	12.9
Total	200,933	100.0	168,832	100.0	149,615	23,717	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Year Ended February 28 or 29
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	138,606	43.4	116,972	79.1	85,298	13,521	51.1
Sales and marketing expenses	34,367	10.8	30,953	20.9	22,045	3,495	13.2
Lease termination loss	-	—	-	-	7,046	1,116	4.2
Impairment loss on intangible assets and goodwill	145,416	45.6	-	-	44,562	7,064	26.8
Impairment loss on other long-lived assets	764	0.2	-	-	7,871	1,248	4.7
Total	319,153	100.0	147,925	100.0	166,822	26,444	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation expenses for our administrative personnel. We expect our general and administrative expenses to decrease as we ceased offering K9 Academic AST Services, which may be partially offset by the development of our new business lines going forward.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2017 fiscal year, we entered into a funding commitment agreement with ECNU, pursuant to which we would provide funding of a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this funding commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB20 million, RMB20 million and RMB10 million funding commitment accrual to ECNU in the 2020 fiscal year, the 2021 fiscal year and the 2022 fiscal year, respectively. We expect our sales and marking expenses to decrease as we as we ceased offering K9 Academic AST Services, which may be partially offset by our effort to ramp up the promotional efforts in line with the development of our new business lines going forward.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2020, 2021 and 2022 fiscal years.

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

Critical Accounting Estimates

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) fair value of investments; (iii) income taxes; and (iv) leases. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Income Taxes

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with relevant local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. The Company recorded deferred tax assets of RMB16.3 million and RMB0.9 million (US$ 0.1 million), net of valuation allowance of RMB6.3 million and RMB27.4 million (US$4.3 million), as of February 28, 2021 and 2022, respectively.

Impairment of goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is assessed annually for impairment (February 28 or 29 for the Group), or if indicator noted for goodwill impairment. We evaluate our goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. We used to have two reporting units and goodwill generated from acquisitions in fiscal year 2017 and 2019 was allocated to two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, respectively as of February 29, 2020. During the year ended February 28, 2021, we conducted an organizational restructure which resulted in only one reporting unit. All goodwill generated from acquisitions was allocated to the one reporting unit: Four Seasons Education reporting unit as of February 28, 2021 and 2022.

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

Based on the results of goodwill impairment tests, we recognized RMB114.6 million, nil and RMB42.3 million (US$6.7 million) impairment loss on goodwill during the years ended February 29, 2020, February 28, 2021 and 2022.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. We recognized RMB0.8 million, nil and RMB7.9 million (US$ 1.2 million) impairment loss of property and equipment during the years ended February 29, 2020, February 28, 2021 and, 2022. We recognized RMB30.8 million, nil and RMB2.3 million (US$ 0.4 million) impairment loss on intangible assets during the years ended February 29, 2020, February 28, 2021 and, 2022.

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

	For the Year Ended February 28 or 29
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue	389,049	100.0	280,282	100.0	250,223	39,665	100.0
Cost of revenue	(200,933)	(51.6)	(168,832)	(60.2)	(149,615)	(23,717)	(59.8)
Gross profit	188,116	48.4	111,450	39.8	100,608	15,948	40.2
Operating expenses
General and administrative expenses	(138,606)	(35.6)	(116,972)	(41.7)	(85,298)	(13,521)	(34.1)
Sales and marketing expenses	(34,367)	(8.8)	(30,953)	(11.0)	(22,045)	(3,495)	(8.8)
Lease termination loss	—	—	—	—	(7,046)	(1,116)	(4.1)
Impairment loss on intangible assets and goodwill	(145,416)	(37.3)	—	—	(44,562)	(7,064)	(17.8)
Impairment loss on other long-lived assets	(764)	(0.2)	—	—	(7,871)	(1,248)	(3.1)
Operating income (loss)	(131,037)	(33.7)	(36,475)	(12.9)	(66,214)	(10,496)	(26.5)
Subsidy income	9,572	2.5	11,898	4.2	2,298	364	0.9
Gain from disposal of liabilities and a subsidiary	—	—	—	—	4,048	642	1.6
Interest income, net	5,229	1.3	3,403	1.2	3,230	512	1.3
Other income (expenses), net	11,080	2.9	1,900	0.7	(3,501)	(555)	(1.4)
Income loss before income taxes and loss from equity method investments	(105,156)	(27.0)	(19,274)	(6.8)	(60,139)	(9,533)	(24.0)
Income tax expense	(4,189)	(1.1)	(4,760)	(1.7)	(21,843)	(3,463)	(8.7)
Loss from equity method investments	(224)	(0.1)	(3,852)	(1.4)	(36,750)	(5,826)	(14.7)
Net loss	(109,569)	(28.2)	(27,886)	(9.9)	(118,732)	(18,822)	(47.5)

Year Ended February 28, 2022 Compared to Year Ended February 28, 2021

Revenue

Our total revenue was RMB250.2 million (US$39.7 million) for the 2022 fiscal year and RMB280.3 million in the 2021 fiscal year, primarily due to the impact of ceasing K9 Academic AST Services in mainland China by the end of 2021.

Cost of Revenue

Our total cost of revenue decreased by 11.4% to RMB149.6 million (US$23.7 million) for the fiscal year 2022 from RMB168.8 million in the 2021 fiscal year, primarily attributable to the closure of learning centers and the decrease of number of teachers due to ceased K9 Academic AST by the end of 2021.

Gross Profit

As a result of the foregoing, our gross profit was RMB100.6 million (US$15.9 million) for the fiscal year 2022, compared with RMB111.5 million in the same period of last year. Gross margin was 40.2% for the 2022 fiscal year, compared with 39.8% in the 2021 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 28.8% to RMB22.0 million (US$3.5 million) for the fiscal year 2022 from RMB31.0 million in the same period of last year, primarily due to decreased funding commitments related expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 27.1% to RMB85.3 million (US$13.5 million) for the fiscal year 2022 from RMB117.0 million in the same period of last year primarily because a significant part of the share based compensation was fully vested in the fiscal year 2021.

Impairment loss on intangible assets and goodwill

Our impairment loss on intangible assets and goodwill was RMB44.6 million (US$7.1 million) for the 2022 fiscal year, compared to nil in the 2021 fiscal year, due to ceasing offering K9 Academic AST by the end of 2021.

Impairment loss on other long-lived assets

Our impairment loss on other long-lived assets was RMB7.9 million (US$1.2 million) for the 2022 fiscal year, compared to nil in the 2021 fiscal year, due to ceasing offering K9 Academic AST by the end of 2021.

Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and loss from equity method investments was RMB60.1 million (US$9.5 million) in the 2022 fiscal year, compared to the RMB19.3 million in the 2021 fiscal year.

Income Tax Expense

Our income tax expense was RMB4.8 million and RMB21.8 million (US$3.5 million) in the 2021 and 2022 fiscal year, mainly due to the recognition of valuation allowance in deferred tax expenses resulted from ceasing offering K9 Academic AST services.

Net Loss

As a result of the foregoing, we recorded net loss of RMB27.9 million and RMB118.7 million (US$18.8 million) in the 2021 and 2022 fiscal year, respectively.

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

General and Administrative Expenses

Our general and administrative expenses decreased by 16.1% to RMB117.0 million (US$18.1 million) for the fiscal year 2021 from RMB138.6 million in the same period of last year primarily attributable to the decreased staff costs due to continued network optimization.

Impairment loss on intangible assets and goodwill

Our impairment loss on intangible assets and goodwill was nil for the 2021 fiscal year, compared to RMB145.4 million in the 2020 fiscal year, due to the decline in a reporting unit’s fair value in the 2021 fiscal year.

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

Adjusted net income (loss) represents net income (loss) before the impact of (i) share-based compensation expenses; (ii) fair value change of investments, excluding foreign currency translation adjustment and (iii) impairment loss on intangible assets and goodwill (net of tax effect) and (vi) impairment loss on long-lived assets.

We believe that adjusted net income (loss) helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income (loss).

For the year ended February 28, 2022, we incurred impairment loss on long-lived assets related to the business restructuring. We began to apply impairment loss on long-lived assets (net of tax effect) as adjustment item for non-GAAP financial measures, and retrospectively adjusted comparative periods to conform current policy.

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

The table below sets forth a reconciliation of our net loss to adjusted net income (loss) for the periods indicated:

	For the Year Ended February 28 or 29
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(109,569)	(27,886)	(118,732)	(18,822)
Add: share-based compensation expenses (net of tax effect of nil)	30,859	27,513	9,002	1,427
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(11,134)	(2,148)	(1,106)	(175)
Add: impairment loss on intangible assets and goodwill (net of tax effect 7,701, nil and nil for the years ended February 29, 2020, February 28, 2021 and February 28, 2022, respectively)	137,715	—	44,562	7,064
Add: impairment loss on long-lived assets (net of tax effect of nil)	764	—	7,871	1,248
Adjusted net income (loss) (non-GAAP)	48,635	(2,521)	(58,403)	(9,258)

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28 or 29, 2020, 2021 and 2022, we had RMB404.7 million, RMB378.4 million and RMB262.4 million (US$41.6 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiary and VIE are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of our VIE and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2022, total restricted net assets were RMB116.4 million (US$18.4 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended February 28 or 29
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	82,195	31,124	(91,321)	(14,477)
Net cash (used in) provided by investing activities	(98,746)	(68,004)	4,297	682
Net cash (used in) provided by financing activities	(26,417)	198	(25,555)	(4,052)
Effect of foreign exchange rate changes	14,088	(16,460)	(3,932)	(623)
Net decrease in cash, cash equivalents and restricted cash	(28,880)	(53,142)	(116,511)	(18,470)
Cash, cash equivalents and restricted cash at beginning of the year	471,235	442,355	389,213	61,698
Cash, cash equivalents and restricted cash at end of the year	442,355	389,213	272,702	43,228

Operating Activities

Net cash used in operating activities amounted to RMB91.3 million (US$14.5 million) in the 2022 fiscal year. It reflected the net loss of RMB118.7 million (US$18.8 million), primarily adjusted by noncash lease expenses of RMB39.5 million (US$6.3 million), loss from equity method investments, net of taxes of RMB36.8 million (US$5.8 million), loss from goodwill impairment of RMB42.3 million (US$6.7 million), and deferred income taxes of RMB14.4 million (US$2.3 million). Additional major factors affecting operating cash flows in the 2022 fiscal year primarily included changes in operating lease liabilities of RMB59.8 million (US$9.5 million), decrease of deferred revenue of RMB66.1 million (US$10.5 million), and increase in other receivables, deposits and other assets of RMB11.9 million (US$1.9 million).

Net cash provided by operating activities amounted to RMB31.1 million in the 2021 fiscal year. It reflected the net loss of RMB27.9 million, primarily adjusted by noncash lease expenses of RMB54.5 million, share-based compensation of RMB27.5 million, depreciation of property and equipment of RMB13.8 million and accrued expenses and other current liabilities of RMB11.9 million. Additional major factors affecting operating cash flows in the 2021 fiscal year primarily included a decrease in changes in operating lease liabilities of RMB57.9 million.

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

Investing Activities

Net cash provided by investing activities amounted to RMB4.3 million (US$0.7 million) in the 2022 fiscal year. This was primarily attributable to proceeds from maturity of investments under fair value of RMB128.1 million (US$20.3 million), offset by the purchase of short-term investments of RMB89.5 million (US$14.2 million) and the payment to long-term investments of RMB14.0 million (US$2.2 million).

Net cash used in investing activities amounted to RMB68.0 million in the 2021 fiscal year. This was primarily attributable to the payment to equity method investments of RMB44.5 million, and purchase of investments under fair value of RMB175.8 million, partially offset by proceeds from maturity of investments under fair value of RMB192.9 million.

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

Financing Activities

Net cash used by financing activities amounted to RMB25.1 million (US$4.0 million) in the 2022 fiscal year. This was primarily attributable to repurchase of ordinary shares of RMB27.8 million (US$4.4 million).

Net cash provided in financing activities amounted to RMB0.2 million in the 2021 fiscal year. This was primarily attributable to proceeds from related parties loans of RMB0.1 million.

Net cash used in financing activities amounted to RMB26.4 million in the 2020 fiscal year. This was primarily attributable to the repurchase of ordinary shares of RMB27.9 million, partially offset by the contribution from non-controlling shareholders of subsidiaries of RMB3.1 million.

Material Cash Requirements

Our material cash requirements as of February 28, 2022 primarily include our working capital needs, capital expenditures, lease obligations, funding commitments, and long-term investment obligations.

Our capital expenditures amounted to RMB9.2 million, RMB10.4 million and RMB10.0 million (US$1.6 million) in the 2020, 2021, 2022 fiscal year, respectively. Our capital expenditures were primarily related to leasehold improvements and development of study camps.

The following table sets forth our contractual obligations as of February 28, 2022.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	11,431	1,812	3,494	5,206	1,644	1,087
Funding Commitments	45,000	7,133	45,000	—	—	—
Total	56,431	8,945	48,494	5,206	1,644	1,087

Our long-term investment obligations represent obligations in connection with several investments as of February 28, 2022. As of February 28, 2022, the payment due within one year and thereafter for our long-term investment obligations amounted to RMB31.5 million (US$5.0 million).

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2022.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by our VIE. In the 2022 fiscal year, Shanghai Fuxi received service fees of RMB20.8 million (US$3.3 million) from our VIE and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our PRC subsidiary may receive service fees from our VIE and we may rely on dividends from our PRC subsidiary for our cash needs in the future. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. Our VIE and its affiliates in the PRC contributed all of our revenue in the year ended February 29, 2020, the year ended February 28, 2021 and the year ended February 28, 2022.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2022, 34.6% of our total assets were located in the PRC, 55.8% of our total assets were located in the Cayman Islands and 6.0% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIE and its affiliates in the PRC for the periods indicated as a percentage of total assets:

	Assets
	As of February 28 or 29
	2020	2021	2022
Our Company and our subsidiaries
Four Seasons Education Cayman	43.7%	43.4%	55.8%
Four Seasons Education HK and other subsidiaries	6.7%	6.0%	9.6%
Shanghai Fuxi	10.1%	11.3%	13.7%
Our variable interest entities	39.5%	39.3%	20.9%
Total assets	100.0%	100.0%	100.0%

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

Intellectual Property

See “Item 4. Information on the Company ⸺ B. Business Overview ⸺ Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	60	Chairman
Yi Zuo	47	Director and Chief Executive Officer
Shaoqing Jiang	48	Director
Zongwei Li	50	Independent Director
Bing Yuan	54	Independent Director

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

Bing Yuan has served as our independent director since July 2020. Mr. Yuan is a co-founder and managing partner of Rockets Capital, a China-based private equity firm focused on venture and growth stage investments in Smart EV industry value chain, clean energy and frontier technology areas. Prior to co-founding Rockets Capital, Mr. Yuan was the Chief Operating Officer of Hony Capital and a member of Hony Capital’s Executive Committee, responsible for its equity investment operations. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the Special Situation Group of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the Investment Banking Division at Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a Vice President with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focused on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan has assisted numerous prominent Chinese State-Owned Enterprises and private sector companies in completing their IPO, corporate finance and M&A transactions. Mr. Yuan has also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990, and received his master’s degree in International Relations in June 1993 and his Juris Doctorate’s degree in June 1998 from Yale University. His business address is No. 316 Grand Hills, Beijing, China 100015, China.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended February 28, 2022, we paid an aggregate of RMB2.3 million (US$0.4 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 28, 2022:

Functions	Number of Employees
Teachers	150
Learning center student services	65
General and administration	52
Sales, marketing and business development	19
Total	286

We had a total of 716 and 910 employees as of February 28, 2021 and February 29, 2020, respectively.

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
•
each selling shareholder.

The calculations in the table below are based on 21,238,806 ordinary shares outstanding as of the date of this annual report, excluding 2,863,177 ordinary shares repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number**	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	9,509,907	44.1
Yi Zuo(2)	1,224,016	5.5
Shaoqing Jiang	-	-
Zongwei Li	*	*
Bing Yuan	-	-
All directors and executive officers as a group	10,738,923	50.6
Principal Shareholders:
Peiqing Tian(1)	9,509,907	44.1
Chengwei Capital HK Limited(3)	3,133,333	14.8
Jun Guo(4)	2,100,000	9.9
Theodore Walker Cheng-De King(5)	1,893,900	8.9
Yi Zuo(2)	1,224,016	5.5

* Beneficially owns less than 1% of our outstanding shares.

** In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1) Consists of 8,809,451 ordinary shares held by Four Season Education Holdings Limited and 375,456 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 325,000ordinary shares underlying options vested within 60 days after the date of this annual report held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.

(2) Consists of 272,222 ordinary shares held by Harvest Consulting Holding Limited and 35,000 ordinary shares held in the form of ADSs, a British Virgin Islands company and 916,794 ordinary shares underlying options vested within 60 days after the date of this annual report held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.

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

(5) Consists of 1,893,900 ordinary shares held in the form of ADSs by Theodore Walker Cheng-De King. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Theodore Walker Cheng-De King with the SEC on June 23, 2022. Please see the Schedule 13G filed by Theodore Walker Cheng-De King with the SEC on June 23, 2022 for information relating to Theodore Walker Cheng-De King. The registered address of Theodore Walker Cheng-De King is the Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of February 28, 2022, the number of our ordinary shares issued and outstanding was 21,238,806, excluding 2,863,177 ordinary shares repurchased by the Company, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 28, 2022.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2022 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We purchase technological services for the online courses, the establishment of our IT system infrastructure and the establishment of our practice problem set database from Shanghai Fuxi Network Co., Ltd., an equity method investee of us, and entity controlled by Mr. Peiqing Tian, our Chairman. For the 2020, 2021 and 2022 fiscal years, we entered into transactions of an aggregate of approximately RMB1.7 million, RMB3.5 million and nil, respectively, to purchase services from Shanghai Fuxi Network Co., Ltd.. The amounts of transactions that we entered into with others were approximately nil, RMB0.2 million and nil for the 2020, 2021 and 2022 fiscal years, respectively.

Services Provided to Related Parties

We provide services to Shanghai Fuxi Network Co., Ltd., which is an equity method investee of us and an entity controlled by Mr. Peiqing Tian, our Chairman. We entered into transactions of an aggregate of approximately RMB3.4 million, RMB2.5 million and RMB0.9 million (US$0.2 million) to provide staff outsourcing and services related to live course collaboration to Shanghai Fuxi Network Co., Ltd. in the 2020, 2021 and 2022 fiscal year, respectively.

Related Party leases

As of February 28, 2022, we recognized a lease expenses of RMB0.05 million, RMB0.1 million and RMB0.1million (US$0.02 million) in the 2020, 2021 and 2022 fiscal year, respectively.

Gain from disposal of liabilities and a subsidiary

Due to the change in regulations, we ceased offering K9 Academic AST services at the end of 2021. We disposed the deferred revenue related to K9 Academic AST services that we received in advance from the students for the unconsummated lessons to Jiaxin Travel’s sponsored not-for profit entities with a consideration at RMB7.5 million (US$1.2 million). After disposal, all the rights and obligations related to the contracts of unconsummated lessons were transferred to Jiaxin Travel. We recognized gain of RMB0.8 million (US$0.1 million) from the transaction.

In December 2021, we disposed its entire equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Jiaxin Travel. No other form of consideration was received. The disposal was effected by the change of sponsor of Dangdai on December 31, 2021. Dangdai was in a net liability position at the time of disposal, and Jiaxin assumed all its liabilities, which led to the group recognizing a gain on disposal of RMB3.2 million(US$0.5 million). The disposal was not a strategic shift of the business and would not have a major impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employee — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 and traded under the symbol “FEDU.” Each two ADS represent one ordinary share as of February 28, 2022.

On June 21, 2022, we changed the ratio of our ADS representing our ordinary shares from two ADSs representing one ordinary share to one ADS representing ten ordinary shares. The change in the ADS ratio had the same effect as one-for-twenty reverse ADS split. There was no change to the our underlying ordinary shares, and no ordinary shares was issued or cancelled in connection with the change in ADS ratio.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information⸺H. Documents on Display.”

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

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, the holding company is generally subject to a 25% enterprise income tax rate on its worldwide income. In addition, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, and a 20% withholding tax would potentially be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” provided certain conditions are met, including (1) we are neither a passive foreign investment company nor treated as such with respect to you in the taxable year in which the dividend is paid or the preceding taxable year, (2) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (3) certain holding period and other requirements are met. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 28, 2022.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2022.

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

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. As previously noted, we believe that we were a PFIC for our taxable year ended February 28, 2022. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

As of February 28, 2022, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB86.0 million (US$13.6 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2022, would result in a decrease of US$1.2 million in cash, cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

For the period from the effective date of the registration statement on Form F-1 to February 28, 2022, we have used US$37.3 million of our proceed from the offering, of which US$20.0 million was paid in connection with our dividend paid in 2019, US$8.3 million was paid in connection with our share repurchase, US$5.8 million was paid in connection with investments and US$3.1 million was used for working capital and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and principal financial and accounting officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of February 28, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2022, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was ineffective due to the presence of a material weakness as of February 28, 2022.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of February 28, 2022.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of auditing our consolidated financial statements for the years ended February 28, 2021 and 2022, we and our independent registered public accounting firms identified a material weakness in the design or operation of internal controls, that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. This could adversely affect our ability to record, process, summarize, and report financial data.

We are in the process of implementing remediation measures to remediate the identified material weakness. To remediate the material weakness identified in internal control over financial reporting of us, we plan to: (a) further refine the relevant controls caliber and incorporate enhanced communication and documentation procedures between our auditors' operations team and the individuals responsible for preparation of financial statements and (b) implement additional supervision and review activities by qualified personnel and the development and use of checklists to assist in our financial reporting processes.

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

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Bernstein & Pinchuk LLP, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended February 28 or 29
	2020	2021	2022
	USD	USD	USD
	(in thousands)
Audit fees(1)	775	830	653
Tax fees(2)	11	—	—

(1)
“Audit fees” means the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)
“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 23, 2021, the Board of Directors authorized a share repurchase program under which the Company is authorized to repurchase its own ordinary shares in the form of ADS with an aggregate value of up to US$15 million during the next twelve-month period (the “Program”). Pursuant to the Program, share purchases will be made by the Company from time to time through the open market and in privately negotiated transactions at prevailing market prices, depending on the market conditions and other considerations. The share repurchases will be carried out in a manner in compliance with Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein.

The following table summarizes the details of the repurchases made in accordance with the Program as of the date of this annual report.

Period	Total number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
September 2021	347,935	0.84	347,935	14,706,750
October 2021	1,839,026	1.04	1,839,026	12,802,724
November 2021	1,141,337	1.37	1,141,337	11,233,862
December 2021	421,479	1.26	421,479	10,702,499
January 2022	35,000	0.72	35,000	10,677,402
Total	3,784,777		3,784,777

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 3, 2021, we engaged Marcum Bernstein & Pinchuk LLP (“MBP”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended February 28, 2022. MBP replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) whose engagement was terminated by us on December 3, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Deloitte.

Deloitte's report on the consolidated financial statements as of and for each of the two years in the period ended February 28, 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended February 29, 2020 and February 28, 2021, and any subsequent interim period through our dismissal of Deloitte on December 3, 2021, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) other than the material weakness reported in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on July 2, 2021.

We provided a copy of this disclosure in Item 16F to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 30, 2022, is filed herein as Exhibit 15.5.

Prior to MBP’s engagement, neither we nor anyone on our behalf consulted MBP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by MBP that MBP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

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

We currently follow and intent to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of New York Stock Exchange that a listed company must have (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; and (iii) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Ordinary Shares and ADSs — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 3. Key Information — D. Risk Factors — Risks Related to our Ordinary Shares and ADSs — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards under the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards under the New York Stock Exchange.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2020 (incorporated by reference to Exhibit 4.14 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 24, 2020)

4.15

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on July 2, 2021)

4.16

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on July 2, 2021)

4.17*

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021

4.18*

English Translation of Exclusive Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021

4.19*

English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021

4.20*

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021

4.21*	English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021
4.22*	English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021
8.1*	List of major subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

12.1*	Certification by the Group Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Group Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Group Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as dopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Fangda Partners regarding certain PRC law matters
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: June 30, 2022

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Four Seasons Education (Cayman) Inc. (the “Company”) as of February 28, 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholder’s equity and cash flows for the year ended February 28, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2022, and the results of its operations and its cash flows for the year ended February 28, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021.

Beijing, China

June 30, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Four Seasons Education (Cayman) Inc. and its subsidiaries (the “Company”) as of February 28, 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended February 28, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2021, and the results of its operations and its cash flows for each of the two years in the period ended February 28, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

July 2, 2021

We have served as the Company’s auditor since 2017. In December 2021, we became the predecessor auditor.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 28, 2021	As of February 28, 2022
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		378,358	262,429	41,600
Accounts receivable and contract assets, net of allowance for credit losses of RMB215 as of both February 28, 2021 and 2022		360	2,037	323
Other receivables, deposits and other assets, net of allowance for credit losses of RMB5,052 as of both February 28, 2021 and 2022		10,566	11,979	1,899
Amount due from related parties, net of allowance for credit losses of nil and RMB332 as of February 28, 2021 and 2022, respectively	13	—	3,534	560
Short-term investment		31,000	89,544	14,194
Long-term investments under fair value - current		96,558	156,459	24,802
Total current assets		516,842	525,982	83,378
Non-current assets
Restricted cash		10,855	10,273	1,628
Property and equipment, net	4	15,804	8,643	1,370
Operating lease right-of-use assets	14	150,696	35,482	5,625
Intangible assets, net	5	7,118	3,265	518
Goodwill	6	36,967	—	-
Deferred tax assets	11	16,253	869	138
Long-term investments, net	7	36,784	14,000	2,219
Long-term investment under fair value - non-current		163,303	-	-
Other non-current assets		12,571	4,019	637
Total non-current assets		450,351	76,551	12,135
TOTAL ASSETS		967,193	602,533	95,513

LIABILITIES (including amounts of the consolidated VIEs without recourse to Four Seasons Education (Cayman) Inc. See Note 2)
Current liabilities
Amounts due to related parties	13	1,495	883	140
Accrued expenses and other current liabilities	8	86,947	68,289	10,825
Operating lease liabilities - current	14	52,674	3,185	505
Income tax payable		10,630	14,722	2,334
Deferred revenue		75,242	6,492	1,029
Total current liabilities		226,988	93,571	14,833

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of February 28, 2021	As of February 28, 2022
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Deferred tax liabilities	11	1,673	725	115
Operating lease liabilities - non-current	14	92,144	5,743	910
Total non-current liabilities		93,817	6,468	1,025
TOTAL LIABILITIES		320,805	100,039	15,858
Commitments and contingencies	15

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 23,131,195 and 21,238,806 shares issued and outstanding as of February 28, 2021 and 2022, respectively)		15	14	2
Additional paid-in capital		768,150	777,023	123,172
Treasury shares (970,788 and 2,863,117 shares as of February 28, 2021 and 2022, respectively)	9	(27,899)	(55,693)	(8,828)
Accumulated deficit		(138,290)	(252,634)	(40,047)
Accumulated other comprehensive loss		(13,289)	(22,768)	(3,609)
Shareholders’ equity		588,687	445,942	70,690
Non-controlling interests		57,701	56,552	8,965
Total equity		646,388	502,494	79,655
TOTAL LIABILITIES AND EQUITY		967,193	602,533	95,513

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 29, 2020, FEBRUARY 28, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

		2020	2021	2022
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	2(q)	389,049	280,282	250,223	39,665
Cost of revenue		(200,933)	(168,832)	(149,615)	(23,717)

Gross profit		188,116	111,450	100,608	15,948

General and administrative expenses		(138,606)	(116,972)	(85,298)	(13,521)
Sales and marketing expenses		(34,367)	(30,953)	(22,045)	(3,495)
Lease termination loss		—	—	(7,046)	(1,116)
Impairment loss on intangible assets and goodwill		(145,416)	—	(44,562)	(7,064)
Impairment loss on other long-lived assets		(764)	—	(7,871)	(1,248)

Operating loss		(131,037)	(36,475)	(66,214)	(10,496)
Subsidy income		9,572	11,898	2,298	364
Gain from disposal of liabilities and a subsidiary	13	—	—	4,048	642
Interest income, net		5,229	3,403	3,230	512
Other income (expenses), net		11,080	1,900	(3,501)	(555)

Loss before income taxes and loss from equity method investments		(105,156)	(19,274)	(60,139)	(9,533)

Income tax expense	11	(4,189)	(4,760)	(21,843)	(3,463)
Loss from equity method investments		(224)	(3,852)	(36,750)	(5,826)

Net loss		(109,569)	(27,886)	(118,732)	(18,822)
Less: Net (loss) income attributable to non-controlling interests		(76)	310	(5,270)	(835)
Net loss attributable to Four Seasons Education (Cayman) Inc.		(109,493)	(28,196)	(113,462)	(17,987)
Net loss per ordinary share:
- Basic	12	(4.63)	(1.22)	(5.04)	(0.80)
- Diluted	12	(4.63)	(1.22)	(5.04)	(0.80)

Weighted average shares used in calculating net loss per ordinary share:
- Basic	12	23,668,916	23,131,195	22,491,122	22,491,122
- Diluted	12	23,668,916	23,131,195	22,491,122	22,491,122

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED FEBRUARY 29, 2020, FEBRUARY 28, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(109,569)	(27,886)	(118,732)	(18,822)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	24,484	(39,380)	(9,479)	(1,503)
Comprehensive loss	(85,085)	(67,266)	(128,211)	(20,325)
Less: Comprehensive (loss) income attributable to non-controlling interests	(76)	310	(5,270)	(835)
Comprehensive loss attributable to Four Seasons Education (Cayman) Inc.	(85,009)	(67,576)	(122,941)	(19,490)

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. shareholders' equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at February 28, 2019	24,066,033	15	—	—	711,668	(601)	1,607	712,689	44,242	756,931
Repurchase of ordinary shares (Note 9)	(970,788)	—	970,788	(27,899)	—	—	—	(27,899)	—	(27,899)
Purchase of non-controlling interests	—	—	—	—	(298)	—	—	(298)	(3,037)	(3,335)
Non-controlling interests capital injection	—	—	—	—	—	—	—	—	3,073	3,073
Option exercised	35,950	—	—	—	409	—	—	409	—	409
Share-based compensation	—	—	—	—	30,858	—	—	30,858	—	30,858
Net loss for the year	—	—	—	—	—	(109,493)	—	(109,493)	(76)	(109,569)
Foreign currency translation adjustments	—	—	—	—	—	—	24,484	24,484	—	24,484
Balance at February 29, 2020	23,131,195	15	970,788	(27,899)	742,637	(110,094)	26,091	630,750	44,202	674,952
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1,374	1,374
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	11,776	11,776
Share-based compensation	—	—	—	—	27,513	—	—	27,513	—	27,513
Net loss for the year	—	—	—	—	—	(28,196)	—	(28,196)	310	(27,886)
Foreign currency translation adjustments	—	—	—	—	—	—	(39,380)	(39,380)	—	(39,380)
VIE deconsolidation	—	—	—	—	(2,000)	—	—	(2,000)	—	(2,000)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	39	39
Balance at February 28, 2021 in RMB	23,131,195	15	970,788	(27,899)	768,150	(138,290)	(13,289)	588,687	57,701	646,388
Contribution from non-controlling interests	—	—	—	—	(480)	—	—	(480)	4,110	3,630
Share-based compensation	—	—	—	—	9,002	—	—	9,002	—	9,002
Net loss for the year	—	—	—	—	—	(113,462)	—	(113,462)	(5,270)	(118,732)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,479)	(9,479)	—	(9,479)
Repurchase of ordinary shares (Note 9)	(1,892,389)	(1)	1,892,389	(27,794)	—	—	—	(27,795)	—	(27,795)
Acquisition of a subsidiary	—	—	—	—	—	—	—	-	11	11
Reconsolidation of previously deconsolidated VIE	—	—	—	—	351	—	—	351	—	351
Dividend to NCI	—	—	—	—	—	(882)	—	(882)	—	(882)
Balance at February 28, 2022 in RMB	21,238,806	14	2,863,177	(55,693)	777,023	(252,634)	(22,768)	445,942	56,552	502,494
Balance at February 28, 2022 in USD (Note 2)	21,238,806	2	2,863,177	(8,828)	123,172	(40,047)	(3,609)	70,690	8,965	79,655
The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 29, 2020, FEBRUARY 28, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net loss for the year	(109,569)	(27,886)	(118,732)	(18,822)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	30,858	27,513	9,002	1,427
Allowance for credit losses	5,267	—	6,881	1,091
Depreciation of property and equipment	15,424	13,754	8,458	1,341
Noncash lease expenses	54,808	54,466	39,476	6,258
Loss of disposal of property and equipment	249	416	954	151
Loss from property and equipment impairment	764	—	7,871	1,248
Amortization of intangible assets	4,328	1,949	1,719	272
Loss from intangible assets impairment	30,804	—	2,255	357
Loss from equity method investments, net of taxes	224	3,852	36,750	5,826
Loss from goodwill impairment	114,612	—	42,307	6,707
Fair value change of investments	(11,134)	(2,148)	1,106	175
Gain from disposal of liabilities and a subsidiary	—	(2,087)	(4,048)	(642)
Deferred income taxes	(12,676)	(3,271)	14,436	2,288
Changes in operating assets and liabilities and other, net:
Accounts receivable and contract assets	(665)	1,008	(1,677)	(266)
Amounts due from related parties	(594)	(515)	(332)	(53)
Other receivables, deposits and other assets	(3,517)	8,091	(11,920)	(1,890)
Other non-current assets	(107)	(91)	(1,737)	(275)
Changes in operating lease liabilities	(47,550)	(57,938)	(59,801)	(9,480)
Amounts due to related parties	446	587	396	63
Accrued expenses and other current liabilities	22,424	11,912	(3,148)	(499)
Income tax payable	3,724	(2,159)	4,577	726
Deferred revenue	(15,925)	3,671	(66,114)	(10,480)
Net cash provided by (used in) operating activities	82,195	31,124	(91,321)	(14,477)
Cash flows from investing activities
Purchases of property and equipment	(9,186)	(10,441)	(9,876)	(1,566)
Purchases of intangible assets	—	—	(120)	(19)
Acquisition of businesses, net of cash acquired	(10,115)	854	(422)	(67)
Payments to long-term investments	—	(44,481)	(14,000)	(2,219)
Purchase of short-term investments	(10,000)	(31,000)	(89,544)	(14,194)
Purchase of investments under fair value	(104,602)	(175,820)	—	—
Proceeds from maturity of investments	35,157	192,884	128,136	20,312
Loans to related parties	—	—	(588)	(93)
VIE consolidation	—	—	100	16
Disposal of liabilities	—	—	(7,500)	(1,189)
Disposal of a subsidiary	—	—	(1,889)	(299)
Net cash (used in) provided by investing activities	(98,746)	(68,004)	4,297	682

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

FOR THE YEARS ENDED FEBRUARY 29, 2020, FEBRUARY 28, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Payments to acquire non-controlling interests	(3,335)	—	—	—
Contribution from non-controlling interests	3,073	90	3,630	575
Proceeds from related parties loans	986	100
Repayment on related parties loans	—	—	(508)	(81)
Net proceeds from options exercised	758	8	—	—
Repurchase of ordinary shares	(27,899)	—	(27,795)	(4,406)
Dividends paid to NCI	—	—	(882)	(140)
Net cash (used in) provided by financing activities	(26,417)	198	(25,555)	(4,052)
Effect of foreign exchange rate changes	14,088	(16,460)	(3,932)	(623)
Net decrease in cash, cash equivalents and restricted cash	(28,880)	(53,142)	(116,511)	(18,470)
Cash, cash equivalents and restricted cash at beginning of the year	471,235	442,355	389,213	61,698
Cash, cash equivalents and restricted cash at end of the year	442,355	389,213	272,702	43,228
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	404,652	378,358	262,429	41,600
Restricted cash	37,703	10,855	10,273	1,628
Total cash, cash equivalents and restricted cash	442,355	389,213	272,702	43,228
Supplemental disclosure of cash flow information:
Income taxes paid	13,142	10,189	3,315	525
Cash paid for amounts included in measurement of lease liabilities	60,206	59,547	39,013	6,184
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	16,412	51,434	30,259	4,797
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	221	302	326	52
Non-cash contribution from non-controlling interests	—	11,686	—	—

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

On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi", or "WFOE") in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment"), Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons") (the "VIEs") and its subsidiaries. The Group delivers education services mainly through learning centers, which are physical establishments of education facilities at a specific geographic location, and are directly held and operated by VIEs and VIE’s subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (compulsory education includes elementary school education of six years and middle school education of three years, together as the “Compulsory Stage Education”) (the “Opinion”), which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions (“Academic AST Institutions”) providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit, and local government authorities shall no longer approve any new Academic AST Institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and internet content provider license (“ICP license”); (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.

On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring K9 Academic AST Institutions to complete registration as non-profit by the end of 2021, and K9 Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees (the “Regulations”).

To comply with the Opinion and the Regulations, the Company performed business restructuring and organizational adjustments, including ceasing offering tutoring services related to academic subjects to students from kindergarten through grade nine (the “K9 Academic AST Services”) by the end of 2021 in mainland China (“Business Restructuring”), disposing the deferred revenue of unconsummated lessons related to K9 Academic AST services and disposing its 100% equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Shanghai Jiaxin Travel Agency (“Jiaxin Travel”) with nil consideration at the end of 2021 (Note 13).

As of February 28, 2022, details of the Company’s major subsidiaries, its VIEs and VIEs' subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as of February 28, 2022	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Consulting service
Variable interest entity:
Shanghai Four Seasons Education and Training Co., Ltd. ("Shanghai Four Seasons")	March 12, 2014	Shanghai	100%	Education service
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment") (1)	March 13, 2007	Shanghai	100%	Investment holding
VIE's subsidiaries:
Four Seasons Class Training Co., Ltd. ("Four Seasons Class")	September 1, 2016	Shanghai	100%	Education service
Shanghai Tongfang Technology Further Education School ("Tongfang School")	May 16, 2013	Shanghai	100%	Education service
(1)
On March 1, 2020, Shanghai Fuxi terminated the contractual arrangements with Four Seasons Investment and its shareholders, including the exclusive service agreement, exclusive call option agreement, equity pledge agreement and shareholder voting rights proxy agreement. At the same time, the ownership of the learning center previously held by Four Seasons Investment namely Shanghai Tongfang Technology Further Education School ("Tongfang School") was transferred to the other VIE of the Company, namely Shanghai Four Seasons. Other than Tongfang School, the assets and liabilities held by Four Seasons Investment were immaterial. On November 1, 2021, Shanghai Fuxi entered into a series of contractual arrangements with Four Seasons Investment and its shareholders through which the Company once again became the primary beneficiary of Four Seasons Investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The Company evaluates the need to consolidate the VIEs of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

Determining whether the Company is the primary beneficiary in the VIE arrangements between the WFOE and the VIE requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and

US GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are in fact valid and legally enforceable and therefore are indeed substantive.

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

The VIE Arrangements

The Company consolidates Shanghai Four Seasons, Four Seasons Investment and their subsidiaries as variable interest entities and referred to them as "the VIEs" in the Company’s consolidated financial statements. PRC laws and regulations currently require foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high-quality education outside China. The Company is not an educational institution and does not provide education services. Therefore, the Company conduct the operation through the VIEs. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s total net revenue.

The Company, through its wholly owned subsidiary in China, Shanghai Fuxi has entered into the following contractual arrangement with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

Agreements that provide the Company with effective control over the VIEs include:

Call Option Agreement Pursuant to the call option agreement among the WFOE, Shanghai Four Seasons, Four Seasons Investment and the shareholders of Shanghai Four Seasons and Four Seasons Investment (“VIE shareholders”), the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs at nominal consideration which decided by the WFOE or the lowest consideration permitted by PRC laws and regulations under the circumstances where the WFOE or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of VIEs. The WFOE has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs’ assets or equity interests. The agreement can be terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIE shareholders.

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

Spousal Consent Letter Pursuant to the spousal consent letter executed by the spouse of certain shareholders of VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between WFOE and our VIEs. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

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

The Voting Rights Proxy Agreement and Irrevocable Power of Attorney have conveyed all shareholder rights held by the VIE shareholders to the WFOE or any person designated by the WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs’ businesses, and to approve significant transactions of the VIEs. In addition, the Call Option Agreement provides the WFOE with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders' equity interest in the VIEs. The Equity Pledge Agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

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

	As of
	February 28,	February 28,
	2021	2022
	RMB	RMB	USD
ASSETS
Total current assets	143,671	64,735	10,262
Total non-current assets	236,098	61,160	9,695
TOTAL ASSETS	379,769	125,895	19,957

LIABILITIES
Amount due to related parties	1,495	883	140
Accrued expenses and other current liabilities	82,736	64,449	10,216
Operating lease liabilities-current	52,290	2,626	416
Income tax payable	8,316	12,339	1,956
Deferred revenue	75,242	6,492	1,029
Total current liabilities	220,079	86,789	13,757
Deferred tax liabilities	1,673	725	115
Operating lease liabilities-non-current	78,828	5,152	817
Total non-current liabilities	80,501	5,877	932
TOTAL LIABILITIES	300,580	92,666	14,689

	Year Ended
	February 29,	February 28,	February 28,
	2020	2021	2022
	RMB	RMB	RMB	USD
Total revenue	389,049	280,282	250,223	39,665
Operating loss	(101,126)	(13,652)	(63,619)	(10,085)
Net loss	(96,977)	(5,529)	(80,976)	(12,836)
Net cash provided by (used in) operating activities	54,778	43,753	(70,397)	(11,159)
Net cash (used in) provided by investing activities	(29,206)	(33,758)	(2,294)	(364)
Net cash provided by financing activities	724	198	21,349	3,384

The VIEs contributed 100% of the Group's consolidated revenue for three years ended February 29, 2020, February 28, 2021 and 2022. As of February 28, 2021 and 2022, the VIEs accounted for an aggregate of 39.3% and 20.9% respectively, of the audited consolidated total assets, and 93.7% and 92.6% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents and investments under fair value.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

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

(d) Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. Alternatively, the excess of the (i) the fair value of the identifiable net assets of the acquire over (ii) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree is recorded as a gain on bargain purchase.

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

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 29, 2020, February 28, 2021 and 2022:

	February 29,		February 28,		February 28,
	2020		2021		2022
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 4)	—	764	—	—	—	—	7,871	1,248
Operating lease right-of-use assets	—	800	—	—	—	—	—	—
Intangible assets, net (Note 5)	—	30,804	—	—	—	—	2,255	357
Goodwill (Note 6)	17,022	114,612	—	—	—	—	42,307	6,707

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and contract assets, other receivables, short-term investments, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(f) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and affiliates incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs and VIEs’ subsidiaries is RMB.

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

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income(loss) in the consolidated statements of comprehensive income (loss).

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB192,008 and RMB86,019 (US$13,636) as of February 28, 2021 and 2022, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollar as of and for the year ended February 28, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3084, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2022, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value. The Group’s cash and cash equivalents was RMB378,358 and RMB262,429 (US$41,600) as of February 28, 2021 and 2022, respectively.

(j) Allowance for credit losses

On March 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of March 1, 2020 was immaterial to the consolidated financial statements. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. The balance of allowance for accounts receivable and contract assets, other receivables, deposits and other assets and amount due from related parties was RMB5,267 and RMB5,599 (US$888) as of February 28, 2021 and 2022, respectively. Balances are written off when determined to be uncollectible.

(k) Restricted cash

The Group's restricted cash represents deposits restricted as to withdrawal or use under government regulations. Restricted cash is classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities.

(l) Investments

The Group's investments consist of term deposit with original maturities greater than three months, wealth management products, investments under fair value and equity-method investments.

Wealth management products were mainly deposits placed with financial institutions with original maturities greater than three months but less than one year. Wealth management products and term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will maturity within one year are recorded as short term investment in the consolidated balance sheets.

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other (income) expense, net in the consolidated statements of operations. Income of RMB11,134 and RMB2,148 and RMB1,106 (US$175) on fair value changes were recorded in the consolidated statements of operations for the years ended February 29, 2020, February 28, 2021 and 2022, respectively.

The Group accounts for investment in equity securities that are in-substance common stocks and over which the Group can exercise significant influence but holds no controlling interest under equity method of accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income (loss). Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. As a result of the impairment analysis, the Group did not record any impairment for the years ended February 29, 2020, February 28, 2021, and the impairment loss for the year ended February 28, 2022 was RMB35,584 (US$5,641).

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

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized RMB764, nil and RMB7,871 (US$1,248) impairment loss of property and equipment during the years ended February 29, 2020, February 28, 2021 and 2022. The Group recognized RMB30,804, nil and RMB2,255 (US$357) impairment loss on intangible assets during the years ended February 29, 2020, February 28, 2021 and 2022.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is assessed annually for impairment (February 28 or 29 for the Group), or if indicator noted for goodwill impairment. The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. The Group used to have two reporting units and goodwill generated from acquisitions in fiscal year 2017 and 2019 was allocated to two reporting units: Fantasy reporting unit and Four Seasons Education reporting unit, respectively as of February 29, 2020. During the year ended February 28, 2021, the Group conducted an organizational restructure which resulted in only one reporting unit. All goodwill generated from acquisitions was allocated to the one reporting unit: Four Seasons Education reporting unit as of February 28, 2021 and 2022.

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

Based on the results of goodwill impairment tests, the Group recognized RMB114,612, nil and RMB42,307 (US$6,707) impairment loss on goodwill during the years ended February 29, 2020, February 28, 2021 and 2022, respectively.

(q) Revenue recognition

The Group derives substantially all of its revenue from after-school education tutoring services provided to kindergarten, elementary and middle school students and revenue is recognized proportionately over time as the tutoring sessions are delivered. In response to the COVID-19 pandemic, the Group began to offer online courses to students who elected to remain enrolled in the programs from the early of year 2021. The Group recognizes revenue proportionately over the term of the online tutoring sessions delivered. Despite of the recovery of offline courses since June 1, 2020, the Group continued to offer online courses as a supplement to offline courses. RMB19,011, RMB90,421 and RMB30,435 (US$4,825) of the online course revenue are recognized for the years ended February 29, 2020, February 28, 2021 and 2022. The Group recognizes application fees and material fees charged at a point in time, of which the amounts are insignificant for the years ended February 29, 2020, February 28, 2021 and 2022.

Disaggregation of Revenue

The following table represents disaggregation of Group's revenue from contracts with customers by main education programs for the years ended. The Group's revenue is reported net of value added taxes and surcharges.

	For the Year Ended February 28 or 29
	2020		2021		2022
	RMB	%	RMB	%	RMB	USD

Elementary school	300,278	77.2	207,720	74.1	165,436	26,225
Middle school	52,107	13.4	50,902	18.2	59,865	9,490
Special programs and others	38,298	9.8	21,714	7.7	25,706	4,074
Less: sales tax	1,634	0.4	54	0.0	784	124
Total	389,049	100.0	280,282	100.0	250,223	39,665

Elementary school/middle school The Group offers expertly designed courses for students of different aptitude levels for each elementary school grade level as well as middle school.

Special programs and others Special programs and others mainly include of courses provided to students in kindergarten, the provision of training, staff outsourcing services and short-term, intensive workshops.

Each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable considerations in the contracts with customers, except that the Group offers certain refunds for the programs for elementary and middle school students. These refunds were offered for any unattended classes to students who decided to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and were subjected to refund at the option of the customer. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB16,208 and RMB664 (US$105) as of February 28, 2021 and 2022.

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

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the cooperation with other learning centers and K-12 school course delivery performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were nil as of February 28, 2021 and 2022, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the years ended February 28, 2021 and 2022, RMB71,946 and RMB75,242 (US$ 11,927) of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2020 and 2021. The contract liabilities were RMB75,242 and RMB6,492 (US$1,029) as of February 28, 2021 and 2022, respectively. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment, and the disposal of deferred revenue due to the ceased offering K9 Academic AST services in December 2021 (Note 13).

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

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 29, 2020, February 28, 2021 and 2022, the advertising expenses were RMB25,943, RMB25,486 and RMB15,579 (US$2,470), respectively.

(t) Leases

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

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the right-of-use assets, the Group recognized impairments of RMB800, nil and nil related to the write-down of value of certain operating lease right-of-use assets during the years ended February 29, 2020, February 28, 2021 and 2022, respectively.

(u) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB9,572, RMB11,898 and RMB2,298 (US$364) for the years ended February 29, 2020, February 28, 2021 and 2022, respectively.

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

(z) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive loss included net loss and foreign currency translation adjustments.

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

(ac) Recent accounting pronouncements not yet adopted

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group is currently evaluating the impact on the consolidated financial statements of adopting this guidance.

3. BUSINESS COMBINATION

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

Business combinations during the year ended February 28, 2022:

On July 1, 2020, the Group acquired 40% equity interest of Shanghai Jing’an Four Seasons Bridge Club (“Bridge Club”) for a consideration of RMB200, and accounted the investment under equity method as the Group has the ability to exert significant influence. On March 1, 2021, the Company acquired another 30% equity interest of Bridge Club for a consideration of RMB600. As a result of these transactions, the Group obtained the control in Bridge Club and accounted for these transactions as step acquisition. The goodwill and non-controlling interests acquired were RMB589 and RMB11, respectively. Pro forma results of operations for this acquisition have not been presented as they are not material to the Group’s consolidated results.

Four Seasons Online Education (Cayman) Inc. (“FSOL”, a related party of the Group) provides online math tutoring services, namely “52 Math”, to young children in small class, which aim to improve the comprehensive math capacities of young children. On May 1, 2021, the Group acquired the “52 Math” business from FSOL assuming the entity’s liabilities without obtaining its assets, which included all the teachers, students, management and sales team, the administrative information of customers of the “52 Math” business. No other form of considerations were paid. No other form of considerations were paid. The Group accounted for the acquisition using the purchase method of accounting under ASC 805, Business Combinations. The fair value of net liabilities acquired was RMB4,751, which was the unconsummated tuition fee received in advance by FSOL and assumed by the Group as of the acquisition date. The Group recognized goodwill of RMB4,751. The business combination did not have a material impact on the Group’s consolidated statements of operations and therefore pro forma disclosure have not been presented.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Leasehold improvement	41,029	5,283	837
Motor vehicles	2,819	2,892	458
Electronic equipment	5,281	2,368	375
Office equipment & furniture	7,071	1,206	191
Construction in progress	729	5,101	810
Total	56,929	16,850	2,671
Less: accumulated depreciation	41,125	8,207	1,301
Property and equipment, net	15,804	8,643	1,370

For the years ended February 29, 2020, February 28, 2021 and 2022, depreciation expenses were RMB15,424, RMB13,754 and RMB8,458 (US$1,341), respectively.

The Group recorded impairment loss for property and equipment of RMB7,871 (US$1,248) for the year ended February 28, 2022, which arose as a result of the changes in the regulatory environment and the Business Restructuring.

5. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Trade name	4,000	4,000	634
Student base and customer relationship	5,940	2,200	349
School cooperation agreements	1,000	1,000	159
Non-compete agreements	440	440	70
Purchased software	322	442	70
License	302	302	48
Total	12,004	8,384	1,330
Less: accumulated amortization	4,886	5,119	812
Intangible assets, net	7,118	3,265	518

For the years ended February 29, 2020, February 28, 2021 and 2022, amortization expenses were RMB4,328, RMB1,949 and RMB1,719 (US$272), respectively. As of February 28, 2022, estimated amortization expense of the existing intangible assets for each of the next five years ending February 28, 2027 and thereafter is RMB789, RMB614, RMB424, RMB424, RMB414 and RMB600.

The Group recorded impairment loss for intangible assets of RMB30,804, nil and RMB2,255 (US$357) for the years ended February 29, 2020, February 28, 2021 and 2022, respectively. The impairment loss for the year ended February 29, 2020 arose from the adverse impact that COVID-19 has had on the Group's operation forecast attributable to the intangible assets acquired in business combination in the fiscal year 2020. The impairment loss for the year ended February 28, 2022 arose as a result of the changes in the regulatory environment and the Business Restructuring.

6. GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2021 and 2022 consisted of the following:

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Balance at beginning of the year	35,163	36,967	5,860
Goodwill acquired during the year (Note 3)	1,804	5,340	847
Impairment losses	—	(42,307)	(6,707)
Balance at ending of the year	36,967	—	—

During the year ended February 28, 2022, the Group has one reporting unit: Four Seasons Education reporting unit, which was defined upon the contents of tutoring services provided, the production process and methods used to deliver service and operating system. The Group performed qualitative assessment for the reporting unit and considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

No impairment of goodwill was recorded for the year ended February 28, 2021. For the year ended February 28, 2022, the Group recorded impairment for goodwill of RMB42,307 (US$6,707) as the Group ceased offering K9 Academic AST services. As of February 28, 2021, the goodwill was RMB152,136 and accumulated impairment loss was RMB115,169. As of February 28, 2022, the goodwill and accumulated impairment loss was RMB157,476 (US$24,963).

7. LONG-TERM INVESTMENTS, NET

The investments as of February 28, 2021 and 2022were as follows:

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Equity-method investments:
- FSOL	34,892	—	—
- Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	1,774	—	—
- Others	118	—	—

Equity investments without readily determinable fair values:
- Huangshan Xingyue Research Travel Education Co., Ltd. (“Huangshan”)	—	500	79
- Nanjing Chengwei Venture Capital Partnership (Limited Partnership) (“Chengwei”)	—	13,500	2,140
Total	36,784	14,000	2,219

The Group purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of FSOL in March and April 2020, respectively, with the total cash consideration of US$5,833 to acquire approximately 35.77% of FSOL. The Group accounted for the investment in FSOL under equity-method as the preferred shares were deemed in-substance common stocks and the Group has the ability to exert significant influence. The Group recognized investment loss of RMB2,857 in loss from equity method investments in fiscal year 2021, and RMB460 (US$73) income from equity method investments in fiscal year 2022. The investment was fully impaired for RMB35,332(US$5,601) in fiscal year 2022.

The Group purchased 8.1% equity interest of Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing") in May 2020 with cash consideration of RMB3,000. The Group accounted for the investment in VIP Sing under equity-method as the Group has the ability to exert significant influence through the board seat held by the Group. The Group recognized investment loss of RMB1,226 and RMB1,522(US$241) in loss from equity method investments in fiscal year 2021 and 2022. The investment was fully impaired for RMB252(US$40) in fiscal year 2022.

In January 2022, the Group purchased 15% equity interest of Huangshan with consideration of RMB500. In December 2021 and February 2022, the Group paid considerations of RMB 4,500 and RMB9,000 to purchase equity interest of Chengwei, and the equity interest held by the Group as of February 28, 2022 was 4.08%. The Group also committed to provide further capital investment to Chengwei of RMB31,500 (US$4,993) when requested by Chengwei in future. The Group accounted the investment in Huangshan and Chengwei under equity investments without readily determinable fair values method as the Group had no significant influence over the investee and Huangshan and Chengwei had no readily determinable fair value

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Accrued employee payroll and welfare benefits	10,407	5,620	891
Payable for funding commitments (1)	45,000	45,000	7,133
Default payable (2)	—	4,634	735
Other taxes payable (3)	2,489	1,287	204
Professional service fee payable	3,043	1,533	243
Refund liabilities	16,208	664	105
Others	9,800	9,551	1,514
Total	86,947	68,289	10,825

(1) As of February 28, 2021 and 2022, RMB45,000 and RMB45,000 (US$7,133) have been accrued as marketing expenses, respectively, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose.

(2) Default payable represents payable for the early terminated lease contracts.

(3) Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

9. TREASURY SHARES

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. Under the repurchase plan, the Group had repurchased an aggregate of 970,788 and 1,892,389 ordinary shares on the open market for a total cash consideration of RMB27,899 and RMB27,795 (US$4,406) during the year ended February 29, 2020 and the year ended February 28, 2022, which were accounted for as the cost of the treasury shares.

10. SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the year ended
	February 29, 2020	February 28, 2021	February 28, 2022
	RMB	RMB	RMB	USD
General and administrative expenses	28,784	26,822	8,817	1,398
Sales and marketing expenses	2,074	691	185	29
Total share-based compensation	30,858	27,513	9,002	1,427

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

A summary of the aggregate option activity and information regarding options outstanding as of February 28, 2022 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(in 000s)	RMB	Years	RMB
Options outstanding on March 1, 2021	4,090	14.96	6.94	29,428
Granted	—	—	—
Forfeited	(122)	27.12	8.44
Expired	(70)	19.91	5.43
Exercised	—	—	—
Options outstanding on February 28, 2022	3,898	14.49	5.91
Options vested or expected to vest on February 28, 2022	3,898	14.49	5.91
Options exercisable on February 28, 2022	3,114	13.32	5.22

For years ended February 29, 2020, February 28, 2021 and 2022, the Group recognized share-based compensation expense of RMB30,858, RMB27,513 and RMB9,002 (US$1,427), respectively. As of February 28, 2022, there was RMB9,307 (US$1,475) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 2.72 years.

11. INCOME TAXES

Income tax expenses consist of the following:

	For the year ended
	February 29, 2020	February 28, 2021	February 28, 2022
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	16,865	8,030	7,407	1,175
Deferred income tax expense:
PRC	(12,676)	(3,270)	14,436	2,288
Total income tax expense	4,189	4,760	21,843	3,463

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2020, February 28, 2021 and 2022.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%with the following exceptions.

According to the approval obtained from Tax Bureau during the year ended February 29, 2020, Shanghai Fuxi applied and was qualified as "Software Enterprise" and therefore it was entitled to the exemption from EIT for calendar year 2018. As a result, previously accrued income tax expenses of RMB6,118 were reversed in the year ended February 29, 2020. The statutory income tax rate of 25% was applied by Shanghai Fuxi from calendar year 2019. Certain entities within the Group are qualified as small low-profit enterprises. For the years ended February 29, 2020 and February 28, 2021, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. For the year ended February 28, 2022, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 12.5% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	4,440	7,054	1,118
Advertising expenses	3,019	5,535	879
Rental	2,701	2,128	337
Accrued expenses	12,048	13,168	2,087
Property and equipment, net	102	119	19
Allowance for doubtful accounts	244	2,318	367
Less: valuation allowance	(6,301)	(27,368)	(4,338)
Total deferred tax assets	16,253	2,954	469

Deferred tax liabilities:
Intangible assets	1,673	725	115
Right-of-use asset	—	2,085	331
Total deferred tax liabilities	1,673	2,810	446

Net deferred tax assets	14,580	144	23

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

	As of
	February 28, 2021	February 28, 2022
	RMB	RMB	USD
Balance at the beginning of the year	(3,064)	(6,301)	(999)
Provided	(3,733)	(23,079)	(3,658)
Written off	496	2,012	319
Balance at the end of the year	(6,301)	(27,368)	(4,338)

As of February 28, 2022, PRC tax loss carry-forward amounted to RMB58,194 (US$9,225), and would expire from calendar year 2023 to 2027, respectively. HK tax loss carry-forward amounted to RMB4,540 (US$720) can be carried forward indefinitely. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB27,368 (US$4,338) had been established as of February 28, 2022, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended February 29, 2020, February 28, 2021 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2021 and 2022.

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

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 29, 2020, February 28, 2021 and 2022 are as follows:

	For the year ended
	February 29,	February 28,	February 28,
	2020	2021	2022
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	(36%)	(32%)	(12%)
Effect of preferential tax rate	6%	8%	(5%)
Effect of different tax rate of subsidiary operation in other jurisdiction	2%	(7%)	(6%)
Effect of valuation allowance	(1%)	(19%)	(38%)
Effective tax rate	(4%)	(25%)	(36%)

For the year ended February 29, 2020 and February 28, 2022, the non-deductible expense is mainly due to goodwill impairment.

12. LOSS PER SHARE

Net loss per share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 29, 2020, February 28, 2021 and 2022:

	For the year ended
	February 29,	February 28,	February 28,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net loss attributable to ordinary shareholders-basic and diluted	(109,493)	(28,196)	(113,462)	(17,987)
Weighted average number of ordinary shares outstanding-basic and diluted	23,668,916	23,131,195	22,491,122	22,491,122
Basic and diluted -net loss per share	(4.63)	(1.22)	(5.04)	(0.80)

As of February 29, 2020, February 28, 2021 and 2022, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	For the year ended
	February 29,	February 28,	February 28,
	2020	2021	2022
Share options	3,490,109	4,090,109	3,897,609

13. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
FSOL	Equity method investee of the Group
Shanghai Fuxi Network Co., Ltd. ("Fuxi Network")	Equity method investee of the Group
VIP Sing	Equity method investee of the Group
Jiaxin Travel	Entity controlled by Tian Peihua, brother of Tian Peiqing, Chairman of the Group
Dangdai	Entity ultimately controlled by Tian Peihua, brother of Tian Peiqing, Chairman of the Group
Shanghai Zhendou Technology Co., Ltd. ("Zhendou")	Equity method investee of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of VIE's subsidiary
Ju Yiming, Liu Wei, Shen Yalin, Yang Huining, Ma Lichao, Yang Hongguan and Song Ping	Non-controlling interest shareholders of VIE's subsidiaries

The Group entered into the following transactions with its related parties:

	For the year ended
	February 29		February 28	February 28
	2020		2021	2022
	RMB		RMB	RMB	USD
Services provided to related parties
Fuxi Network	3,436		2,476	949	150
Total	3,436		2,476	949	150
Purchases of services provided by related parties
Fuxi Network	1,702		3,525	—	—
Others	—		246	—	—
Total	1,702		3,771	—	—
Lease expense to Huangshan Culture (1)	53		108	108	17
Total	53		108	108	17
Gain from disposal of liabilities and a subsidiary (2)	—	—	—	4,048	642
Total	—		—	4,048	642

(1) In September 2019, the Group entered into two lease contracts with Huangshan Culture Investment Group Co., Ltd., non-controlling interest shareholder of Huangshan Four Seasons Research and Learning Education Development Co., Ltd. The Group recognized an operating lease right-of-use asset of RMB189 and RMB88 (US$14), and operating lease liability of RMB141 and RMB40 (US$6) as of February 28, 2021 and 2022, respectively. The operating lease expenses was RMB53, RMB108 and RMB108 (US$17) for the years ended February 29, 2020, February 28, 2021 and 2022, respectively.

(2) Due to the change in regulations, the Group ceased offering K9 Academic AST services at the end of 2021. The Group disposed the deferred revenue related to K9 Academic AST services that it received in advance from the students for the unconsummated lessons to Jiaxin Travel’s sponsored not-for profit entities with a consideration at RMB7,500. After disposal, all the rights and obligations related to the contracts of unconsummated lessons were transferred to Jiaxin Travel. The Group recognized gain of RMB 835 (US$133) from the transaction.

In December 2021, the Group disposed its entire equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Jiaxin Travel. No other form of consideration was received. The disposal was effected by the change of sponsor of Dangdai on December 31, 2021. Dangdai was in a net liability position at the time of disposal, and Jiaxin assumed all its liabilities, which led to the group recognizing a gain on disposal of RMB3,213(US$509). The disposal was not a strategic shift of the business and would not have a major impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

The following tables present amounts due from and to related parties as of February 28, 2021 and 2022:

	As of February28,
	2021	2022
	RMB	RMB	USD
Amounts due from related parties
Jiaxin Travel (1)	—	948	150
Dangdai (1)	—	1,998	317
Non-controlling interest shareholders of VIE's subsidiaries (2)	—	588	93
Total	—	3,534	560
Amounts due to related parties
Non-controlling interest shareholders of VIE's subsidiaries (3)	1,390	723	115
Others	105	160	25
Total	1,495	883	140

(1) The amount represents the refund of tuition fee on behalf of Jiaxin Travel and Dangdai after the disposal of deferred revenue and Dangdai to Jiaxin Travel.

(2) The amount represents the loan lent to non-controlling interest shareholders.

(1) The amount represents the loan borrowed from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

14. LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 28, 2021 and 2022, the Group had no leases that were classified as a financing lease. Total operating lease expenses for the years ended February 29, 2020, February 28, 2021 and 2022 were RMB67,465, RMB56,081 and RMB43,959 (US$6,968), respectively, and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the years ended February 29, 2020, February 28, 2021 and 2022 were RMB515, RMB708 and nil, respectively and was recorded in the consolidated statements of operations. As of February 28, 2022, the Group did not have additional operating leases that have not yet commenced

Weighted-average remaining lease terms and discount rates are as follows:

	As of February 28,
	2021	2022
Weighted average remaining lease term (years)	3.6	4.3
Weighted average discount rate	5.5%	5.7%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2023	3,494	554
2024	2,776	440
2025	2,430	385
2026	1,513	240
2027	131	21
Thereafter	1,087	172
Total minimum lease payments	11,431	1,812
Less: amount representing interest	(2,503)	(396)
Present value of minimum lease payments	8,928	1,416

15. COMMITMENTS AND CONTINGENCIES

The Group entered into an agreement with East China Normal University Education Development Foundation (“Fund”) in 2016 to provide a funding commitment of RMB100,000 to set up a special fund for mathematics education studies purpose. The funding is to be provided in five tranches in a five-year period. The Group recognizes the funding commitment as marketing expenses on a straight-line basis over the five years and the amount accrued was RMB45,000(US$7,133) as of February 28, 2021 and 2022, respectively. The first, second and third tranches of RMB10,000, RMB15,000 and RMB20,000 were paid in April, December 2017 and April 2019, respectively. The Group paid the fourth tranche of RMB10,000 in March, 2021, and the remaining of RMB45,000 has not been settled as of the date of this annual report.

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

16. SEGMENT INFORMATION

The Group's chief operating decision maker, comprised of the Chairman and CEO, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenue for the years ended February 29, 2020, February 28, 2021 and 2022 were generated from the PRC. As of February 28, 2021 and 2022, substantially all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

17. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB18,823, RMB12,148 and RMB15,966 (US$2,531) for the years ended February 29, 2020, February 28, 2021 and 2022 respectively. The Company enjoyed temporary exemption form mandated defined contribution plan in fiscal year 2021 of RMB4,213 due to COVID-19.

.

18. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2021 and 2022, the total of restricted net assets were RMB101,402 and RMB116,359 (US$18,445), respectively.

19. SUBSEQUENT EVENT

On June 21, 2022, the Group changed the ratio of its American depositary shares (“ADS”) representing its ordinary shares from two ADSs representing one ordinary share to one ADS representing ten ordinary shares. The change in the ADS ratio had the same effect as one-for-twenty reverse ADS split. There was no change to the Company’s underlying ordinary shares, and no ordinary shares was issued or cancelled in connection with the change in ADS ratio.