Form 20-F/A
period 2022-02-28
Four Seasons Education (Cayman) Inc.
filed 2023-03-10
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

EXPLANATORY NOTE

Four Seasons Education (Cayman) Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended February 28, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2022 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Form 20-F.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or June 30, 2022. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing, except as required to reflect the amendments in response to the Staff’s comments. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to June 30, 2022.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

2

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires:

•
“Four Seasons,” “we,” “us,” “our company,” “the Company,” and “our” refer to the Parent and its subsidiaries;
•
“Parent” refers to Four Seasons Education (Cayman) Inc., a Cayman Islands holding company;
•
“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
•
“variable interest entities” or “VIEs” refers to Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd, and their subsidiaries, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as we have effective control over, and are the primary beneficiary of these entities. Our reference to control over the VIEs and their subsidiaries and our position of being the primary beneficiary of the VIEs and their subsidiaries for the accounting purposes are strictly in the context of the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs and their subsidiaries’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries, and (iii) we are entitled to receive benefits from the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries. Only if we meet the aforementioned conditions for consolidation of the VIEs and their subsidiaries under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs and their subsidiaries, and the VIEs and their subsidiaries will be consolidated in our consolidated financial statements for accounting purposes;
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
•
“learning center” refers to the physical establishment of a learning facility at a specific geographic location, directly owned and operated by one of the VIEs;
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
•
“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;
•
“PRC government” or “State” refers to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Four Seasons Education (Cayman) Inc. is not an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to the Parent, a Cayman Islands company, and its subsidiaries. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in the Parent, a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

Our reference to control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are strictly in the context of the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. Only if we meet the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs, and the VIEs will be consolidated in our consolidated financial statements for accounting purposes.

WFOE has entered into the following contractual arrangements with the VIEs and their shareholders, that enable the Company to (i) have power to direct the activities that most significantly affect the performance of the VIEs, and (ii) receive the benefits of the VIEs that could be significant to the VIEs. The Company is fully and exclusively responsible for the management of the VIEs, absorbs all risk of losses of the VIEs, and has the exclusive right to exercise all voting rights of the VIE shareholders. Therefore, the Company, through its WFOE, Shanghai Fuxi, has been determined to be the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

In the opinion of Fangda Partners, our PRC counsel:

•
the ownership structure of Shanghai Fuxi and the VIEs do not violate applicable PRC laws and regulations currently in effect; and
•
the contractual arrangements between Shanghai Fuxi, the VIEs and their respective shareholders governed by PRC law currently are valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains unclear, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. Additionally, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for Private Education Law, which took effective on September 1, 2021. The Amended Implementation Rules for Private Education Law stipulates that related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with the VIEs. Please see “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

A series of contractual agreements, including exclusive business service agreements, exclusive call option agreement, equity pledge agreement, shareholder voting rights proxy agreement and irrevocable power of attorney, and spousal consent letter by and among our WFOE, the VIEs and their respective shareholders. These contractual agreements include:

Exclusive Service Agreement

Pursuant to the exclusive service agreement, Shanghai Fuxi has the exclusive right to provide or designate any third party to provide technical services and management and consulting services to the VIEs. In exchange, the VIEs pay annual service fees to Shanghai Fuxi in an amount at Shanghai Fuxi’s discretion. Without the prior written consent of Shanghai Fuxi, the VIEs cannot accept services provided by or establishing similar corporation relationship with any third party. Shanghai Fuxi owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance. Unless otherwise required by applicable PRC laws, the VIEs do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholder of the VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIEs to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of its equity interests in the VIEs to Shanghai Fuxi, to respectively guarantee the performance of the VIEs of their obligations under the relevant contractual agreements. Should the VIEs or their shareholder breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholders of the VIEs shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIEs have fully performed all of their obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice, the equity interest pledge agreement will continue to remain in effect.

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

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of the shareholders of Shanghai Four Seasons Education Investment Management Co., Ltd., each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIE held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and the VIE. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

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

(3) 41 Companies that operate in the fields including educational tourism and planning, enrichment learning, faculty training, investment management, management consulting, and publications.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. Control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements due to these substantial uncertainties. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties, including being prohibited from continuing operations, which could materially and adversely affect us and the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Furthermore, if the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2020, 2021 and 2022 fiscal years, all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2022 fiscal year, Shanghai Fuxi received service fees of RMB20.8 million (US$3.3 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could subject us and the VIEs to severe penalties, including being prohibited from continuing operations, which could materially and adversely affect us and the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our ADSs to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. ”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. ”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also announced recently that it would step up supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. See “Risk Factors-Risks Related to Doing Business in China-Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.”

Permissions Required from the PRC Authorities for Our Operations and those of the VIEs

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct business primarily through our subsidiaries and the VIEs in China. Our operations and those of the VIEs in China are governed by PRC laws and regulations. As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. As of the date of this annual report, all our PRC subsidiaries and the VIEs have obtained business license, all three learning centers, Shanghai Huangpu Fantasy Further Education School, Wuxi Four Seasons Training Center Co., Ltd., and Chongqing Jingzhan Technology Training Center Co., Ltd., have obtained Permits for Operating Private School and fire safety permit, one subsidiary of a VIE, Shanghai Huashi Oriental Digital Publishing Co., Ltd., has obtained permit for Operating Publications Business, and one of the VIEs, Shanghai Four Seasons Education and Training Co., Ltd., has obtained the filing certificate of Information System Security Level Protection. As such, based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, our holding company, PRC subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the draft of the Provisions, and the draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. According to a Q&A released on CSRC’s official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings, including new initial public offerings and refinancing by existing overseas listed Chinese companies. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Based on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, our holding company, PRC subsidiaries and the VIEs are not required to obtain permissions from or complete filings with the CSRC. Given the substantial uncertainties surrounding the latest CSRC filing requirements and the CAC cybersecurity review requirements, and such regulations are subject to change, we cannot assure you that our holding company, PRC subsidiaries or the VIEs will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether our holding company, PRC subsidiaries or the VIEs are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties, according to the Double Alleviating Opinions, for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions, however, as the date of this annual report, there has no research and academic study travel, learning technology and content solutions related implement rules or standards. As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, it is uncertain whether our research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above and whether our subsidiaries and VIEs would be able to obtain and renew such approvals on a timely basis or at all. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with relevant laws and regulation. As of the date of this annual report, we have no outstanding written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to obtain relevant licenses or other licenses or permits related to our research and academic study travel, learning technology and content solutions related business. If our holding company, PRC subsidiaries and the VIEs had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, our holding company, PRC subsidiaries and the VIEs may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

The Holding Foreign Companies Accountable Act

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which was signed into law on December 29,2022 , amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report ("PCAOB Determination Report") to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People's Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous PCAOB Determination Report to the contrary. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in the reported financial information and the quality of our financial statements for the fiscal years ended February 29, 2020 and February 28, 2021.

Our current auditor, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of MarcumAsia to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as MarcumAsia’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

Furthermore, these recent developments could also add uncertainties and we cannot assure you that the NASDAQ Capital Market (“NASDAQ”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

Cash and Asset Flows through Our Organization

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct operations in China primarily through our subsidiaries and the VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, the Parent’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs to the WFOE in accordance with the VIE agreement. The Parent, our subsidiaries, WFOE and the VIEs may also transfer cash to each other. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to the Parent. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

Under PRC laws, the Parent may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. The VIEs may transfer cash to our WFOE and other subsidiaries (“Other Subsidiaries”) as working capital support, or through service fees in accordance with the VIE agreement, and to the Parent through repayment of loans. The WFOE and Other Subsidiaries may also transfer cash to VIEs or other entities within our organization as working capital support.

For the details of the financial position, cash flows and results of operation of the VIEs, please refer to the “Item 3. Key information-Condensed Consolidating Schedule. ”

Our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure”, “Item 3. Key Information — D. Risk Factors — Summary of Risk Factors — Risks Related to Doing Business in the PRC”, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

As of the date of this annual report, none of our WFOE, Other Subsidiaries, or the VIEs has made any dividends or other distributions to the Parent. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. The dividend was paid out of the proceeds from our initial public offering. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs.

Subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The portion of such cash dividend, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or Class A ordinary shares. As of the date of this annual report, Four Seasons Education (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes, and the payments of dividends in respect of our ordinary shares are not paid out of our current or accumulated earnings and profits, therefore the payments of dividend in respect of our ordinary share are not subject to PRC withholding tax. However, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

For the year ended February 29, 2020, there were no capital investment from the Parent or WFOE to Other Subsidiaries or the VIEs. For the years ended February 28, 2021 and 2022, the WFOE invested RMB0.3 million and RMB2.0 million to Other Subsidiaries as capital injection, respectively.

For the year ended February 28, 2022, (i) our WFOE transferred RMB 0.2 million to Other Subsidiaries as working capital support, and RMB 16.6 million to VIEs also as working capital support; (ii) the VIEs paid RMB 20.8 million to our WFOE as service fee in accordance with VIE agreements; (iii) our Other Subsidiaries transferred RMB 1.2 million to the VIEs as working capital support. For the year ended February 28, 2021, the VIEs paid RMB 27.3 million to our WFOE as service fee in accordance with VIE agreements. For the year ended February 29, 2020, (i) our WFOE transferred RMB 15.0 million to the VIEs as working capital support; and (ii) the VIEs paid RMB 71.7 million to our WFOE as service fee in accordance with VIE agreements, and repaid loan of RMB 72.6 million to the Parent. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent, our subsidiaries and the VIEs. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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
(2)
Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as cost and expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
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

Condensed Consolidating Schedule

The following table presents the condensed consolidating schedule of financial position, results of operations and cash flows for the VIEs and other entities as of the dates presented.

In these tables, “Four Seasons” refers to Four Seasons Education (Cayman) Inc. (“Four Seasons”), the New York Stock Exchange listed company which is a Cayman exempted company. “WFOE” refers to Four Seasons’ wholly-owned Chinese subsidiary, Shanghai Fuxi. “Subsidiaries” refers to subsidiaries of Four Seasons other than the WFOE. “VIEs” refers to Shanghai Four Seasons Education and Training Co., Ltd. (“Shanghai Four Seasons”) and Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”) and their subsidiaries.

	For the Year Ended February 29, 2020
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	42,336	—	389,049	(42,336)	389,049
Cost of revenue	—	—	—	(200,933)	—	(200,933)
Operating expenses(1)	(5,193)	(22,501)	(2,217)	(331,578)	42,336	(319,153)
Operating (loss) income	(5,193)	19,835	(2,217)	(143,462)	—	(131,037)
Subsidy income	—	29	—	9,543	—	9,572
Interest income, net	2,172	1,532	1,464	61	—	5,229
Other (expenses) income, net	11,540	1,407	(12)	(1,855)	—	11,080
(Loss) Income before income taxes and loss from equity method investments	8,519	22,803	(765)	(135,713)	—	(105,156)
Income tax expense	(232)	(580)	—	(3,377)	—	(4,189)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(117,780)	—	—	—	117,780	—
Loss from equity method investment	—	—	—	(224)	—	(224)
Net (loss) income	(109,493)	22,223	(765)	(139,314)	117,780	(109,569)
Net loss attributable to noncontrolling interest	—	—	—	(76)	—	(76)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(109,493)	22,223	(765)	(139,238)	117,780	(109,493)

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	18,353	—	280,282	(18,353)	280,282
Cost of revenue	—	—	—	(168,832)	—	(168,832)
Operating expenses(1)	(5,676)	(14,706)	(2,441)	(143,455)	18,353	(147,925)
Operating (loss) income	(5,676)	3,647	(2,441)	(32,005)	—	(36,475)
Subsidy income	—	78	95	11,725	—	11,898
Interest income, net	109	1,399	456	1,439	—	3,403
Other (expenses) income, net	2,546	(2,237)	3	1,588	—	1,900
(Loss) Income before income taxes and loss from equity method investments	(3,021)	2,887	(1,887)	(17,253)	—	(19,274)
Income tax (expense) benefit	—	873	—	(5,633)	—	(4,760)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(22,319)	—	—	—	22,319	—
Loss from equity method investment	(2,856)	—	—	(996)	—	(3,852)
Net (loss) income	(28,196)	3,760	(1,887)	(23,882)	22,319	(27,886)
Net income attributable to noncontrolling interest	—	—	—	310	—	310
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(28,196)	3,760	(1,887)	(24,192)	22,319	(28,196)

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	17,171	—	250,223	(17,171)	250,223
Cost of revenue	—	—	—	(149,615)	—	(149,615)
Operating expenses(1)	(4,373)	(13,289)	(2,104)	(164,227)	17,171	(166,822)
Operating (loss) income	(4,373)	3,882	(2,104)	(63,619)	—	(66,214)
Subsidy income	—	63	—	2,235	—	2,298
Interest income, net	—	1,743	191	1,296	—	3,230
Other (expenses) income, net	(730)	(1,138)	4	(1,637)	—	(3,501)
Gain from disposal of liabilities and a subsidiary	—	—	—	4,048	—	4,048
(Loss) Income before income taxes and loss from equity method investments	(5,103)	4,550	(1,909)	(57,677)	—	(60,139)
Income tax (expense) benefit	—	(422)	—	(21,421)	—	(21,843)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(73,487)	—	—	—	73,487	—
Loss from equity method investment	(34,872)	—	—	(1,878)	—	(36,750)
Net (loss) income	(113,462)	4,128	(1,909)	(80,976)	73,487	(118,732)
Net loss attributable to noncontrolling interest	—	—	—	(5,270)	—	(5,270)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(113,462)	4,128	(1,909)	(75,706)	73,487	(113,462)

(1)
The eliminations are mainly related to the service fees charged by our WFOE to the VIEs.
(2)
The eliminations are mainly related to the investment loss picked up from our subsidiaries and the VIEs.

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	For the Year Ended February 29, 2020
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	166,606	88,015	60,085	89,946	—	404,652
Restricted cash	—	—	—	37,703	—	37,703
Short-term investments	—	—	—	10,000	—	10,000
Long-term investments under fair value - current	181,821	—	—	—	—	181,821
Amounts due from Four Seasons group companies(1)	—	19,325	—	3,996	(23,321)	—
Investments in subsidiaries and the VIEs(2)	179,202	—	39,700	—	(218,902)	—
Long-term investments, net	104,414	—	—	1,295	—	105,709
Other assets	1,047	16,175	8,996	271,513	—	297,731
Total assets	633,090	123,515	108,781	414,453	(242,223)	1,037,616
Accrued expenses and other current liabilities	2,340	2,502	232	70,044	—	75,118
Amounts due to Four Seasons group companies(1)	—	—	3,996	19,325	(23,321)	—
Other liabilities	—	16,709	276	270,561	—	287,546
Total liabilities	2,340	19,211	4,504	359,930	(23,321)	362,664
Total equity (deficit)	630,750	104,304	104,277	54,523	(218,902)	674,952

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	116,503	100,086	55,573	106,196	—	378,358
Restricted cash	—	—	—	10,855	—	10,855
Short-term investments	—	—	—	31,000	—	31,000
Long-term investments under fair value - current	96,558	—	—	—	—	96,558
Amounts due from Four Seasons group companies(1)	—	12,203	5,652	6,804	(24,659)	—
Investments in subsidiaries and the VIEs(2)	177,368	300	39,700	—	(217,368)	—
Long-term investments, net	198,195	—	—	1,892	—	200,087
Other assets	1,587	14,698	4,224	229,826	—	250,335
Total assets	590,211	127,287	105,149	386,573	(242,027)	967,193
Accrued expenses and other current liabilities	1,524	2,063	623	82,737	—	86,947
Amounts due to Four Seasons group companies(1)	—	124	6,680	17,855	(24,659)	—
Other liabilities	—	15,853	161	217,844	—	233,858
Total liabilities	1,524	18,040	7,464	318,436	(24,659)	320,805
Total equity (deficit)	588,687	109,247	97,685	68,137	(217,368)	646,388

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	179,086	19,466	8,441	55,436	—	262,429
Restricted cash	—	—	—	10,273	—	10,273
Short-term investments	—	45,289	44,255	—	—	89,544
Long-term investments under fair value - current	156,459	—	—	—	—	156,459
Amounts due from Four Seasons group companies(1)	—	41,184	16,381	—	(57,565)	—
Investments in subsidiaries and the VIEs(2)	110,569	2,300	39,700	—	(152,569)	—
Long-term investments, net	—	13,500	—	500	—	14,000
Other assets	907	4,521	4,714	59,686	—	69,828
Total assets	447,021	126,260	113,491	125,895	(210,134)	602,533
Accrued expenses and other current liabilities	1,080	2,400	360	64,449	—	68,289
Amounts due to Four Seasons group companies(1)	—	7,925	15,888	33,752	(57,565)	—
Other liabilities	—	2,767	766	28,217	—	31,750
Total liabilities	1,080	13,092	17,014	126,418	(57,565)	100,039
Total equity (deficit)	445,941	113,168	96,477	(523)	(152,569)	502,494

(1)
The eliminations are mainly related to the unpaid balance of service fees between our WFOE and the VIEs, as well as other interest-free advances from/to the VIEs.
(2)
The eliminations are mainly related to the investments in subsidiaries and the VIEs.

	For the Year Ended February 29, 2020
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(4,084)	33,890	(2,389)	54,778	—	82,195
Net cash provided by (used in) investing activities(1)	3,313	(384)	—	(29,206)	(72,469)	(98,746)
Net cash (used in) provided by financing activities(1)	(27,141)	—	—	(71,745)	72,469	(26,417)
Effect of exchange rate changes	7,630	1,418	4,240	800	—	14,088
Net (decrease) increase in cash, cash equivalents and restricted cash	(20,282)	34,924	1,851	(45,373)	—	(28,880)
Cash, cash equivalents and restricted cash at beginning of the year	186,888	53,091	58,234	173,022	—	471,235
Cash, cash equivalents and restricted cash at end of the year	166,606	88,015	60,085	127,649	—	442,355

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(6,417)	(6,185)	(27)	43,753	—	31,124
Net cash (used in) provided by investing activities(1)	(33,891)	19,645	—	(33,758)	(20,000)	(68,004)
Net cash (used in) provided by financing activities(1)	—	—	—	(19,802)	20,000	198
Effect of exchange rate changes	(9,795)	(1,389)	(4,485)	(791)	—	(16,460)
Net (decrease) increase in cash, cash equivalents and restricted cash	(50,103)	12,071	(4,512)	(10,598)	—	(53,142)
Cash, cash equivalents and restricted cash at beginning of the year	166,606	88,015	60,085	127,649	—	442,355
Cash, cash equivalents and restricted cash at end of the year	116,503	100,086	55,573	117,051	—	389,213

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in by operating activities	(2,826)	(17,884)	(214)	(70,397)	—	(91,321)
Net cash provided by (used in) investing activities(1)	97,136	(62,736)	(46,918)	(2,294)	19,109	4,297
Net cash (used in) provided by financing activities(1)	(27,795)	—	—	21,349	(19,109)	(25,555)
Effect of exchange rate changes	(3,932)	—	—	—	—	(3,932)
Net increase (decrease) in cash, cash equivalents and restricted cash	62,583	(80,620)	(47,132)	(51,342)	—	(116,511)
Cash, cash equivalents and restricted cash at beginning of the year	116,503	100,086	55,573	117,051	—	389,213
Cash, cash equivalents and restricted cash at end of the year	179,086	19,466	8,441	65,709	—	272,702

(1)
The eliminations are mainly related to working capital from Four Seasons to its subsidiaries and the VIEs.

Enforceability of Civil Liability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, namely Peiqing Tian, Yi Zuo, Shaoqing Jiang, Zongwei Li and Bing Yuan, reside within mainland China and Hong Kong and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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
•
We rely on contractual arrangements with the VIEs and their respective shareholders in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.
•
Contractual arrangements between the VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could materially reduce our net income and the value of your investment.
•
If any of the VIEs becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in the PRC

•
Changes in PRC economy, or economic and political conditions or government policies in China, could have a material adverse effect on our business, financial conditions and results of operations. Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Changes in PRC economy, or economic and political conditions or government policies in China, could have a material adverse effect on our business, financial conditions and results of operations.”
•
Uncertainties with respect to the PRC legal system could have a material adverse effect on us. The PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be made quickly with little advance notice. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
•
The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. The PRC government has significant oversight and discretion over the operation of our business, and it may intervene or influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
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
•
If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and adversely affected. If the government authorities determine that our K9 Academic AST Services, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.”
•
The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”
•
Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us. We are a holding company and rely principally on dividends paid by our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. Furthermore, if our subsidiaries or the VIEs in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners: Under PRC laws, Four Seasons may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Any such restrictions or requirements may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks

Related to Doing Business in the PRC — Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us.”
•
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. To the extent we need to convert and use any Renminbi-denominated revenue generated by the VIEs not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”
•
Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us. We are a holding company and rely principally on dividends paid by our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. Furthermore, if our subsidiaries or the VIEs in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners: Under PRC laws, Four Seasons may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Any such restrictions or requirements may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us.”

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

As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. Based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations, and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. If the government authorities determine that our research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

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

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. We have been and expect to continue to be dependent on the

VIEs to operate our business. See “Item 4. Information on the company — C. Organizational Structure” for more information.

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

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry in the PRC, the Ministry of Commerce, which regulates foreign investments in the PRC, the Ministry of Civil Affairs, which regulates the registration of schools in the PRC, and the State Administration of Industry and Commerce, which regulates the registration and operation of education training companies in the PRC, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•
revoking the business and operating licenses of ours and/or the VIEs’;
•
discontinuing or restricting any related-party transactions between us and the VIEs;
•
imposing fines and penalties, or additional requirements for our operations which we, or the VIEs may not be able to comply with;
•
requiring us to restructure the ownership and control structure or our current schools;
•
restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in the PRC, particularly the expansion of our business through strategic acquisitions; or
•
restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business.

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

We rely on contractual arrangements with the VIEs and their respective shareholders in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders in the form of private non-enterprise institutions, including Mr. Peiqing Tian, our largest shareholder, to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the company — C. Organizational Structure.”

The revenue contribution of the VIEs entities has historically accounted for 100.0% of our total revenue. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs and our learning centers. Any failure by the VIEs and the learning centers controlled and held by the VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in the PRC could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs.

Our largest shareholder, Mr. Peiqing Tian, may have potential conflicts of interest with us and not act in the best interests of our company.

Mr. Peiqing Tian is the controlling shareholder of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. He is also the largest shareholder of our company. We cannot assure you that Mr. Peiqing Tian will act in the best interests of our company. We rely on Mr. Peiqing Tian to comply with the terms and conditions of the contractual arrangements. Although Mr. Peiqing Tian is obligated to honor his contractual obligations with respect to the VIEs, he may nonetheless breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over the VIEs and to receive economic benefits from them. If Mr. Peiqing Tian does not honor his contractual obligations with respect to the VIEs, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between the VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, the VIEs and their shareholders are not conducted on an arm’s-length basis and adjust the income of the VIEs through the transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of the VIEs. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on the VIEs for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of the VIEs materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of the VIEs becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in the PRC through contractual arrangements with the VIEs and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by the VIEs . If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and the VIEs, which could harm our liquidity and our ability to fund and expand our business.

To utilize the proceeds of the initial public offering in the manner described in “Use of Proceeds” in the registration statement, we currently have plans for using 25% of the proceeds in China. As an offshore holding company of our PRC subsidiaries and the VIEs, we are permitted under PRC laws and regulations to provide funding to Shanghai Fuxi, our wholly-owned PRC subsidiary, through loans or capital contributions, and to the VIEs through loans. However, such uses are subject to PRC regulations and approvals. For example:

•
loans by us to Shanghai Fuxi, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered or filed with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;
•
loans by us to the VIEs, which are domestic PRC entities, must be filed with the relevant government authorities and must also be filed with SAFE or its local counterparts; and
•
capital contributions to Shanghai Fuxi must be filed with the Ministry of Commerce or its local counterparts and must also be registered with the local bank authorized by SAFE.

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, the VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB262.3 million (US$41.6 million) to Shanghai Fuxi and an estimated maximum of approximately RMB511.1 million (US$81.0 million) to the VIEs.

In addition, on March 30, 2015, SAFE promulgated SAFE Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. SAFE further strengthened its supervision of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval. Violations of SAFE Circular 19 will result in severe penalties including hefty fines. As we expect to use the proceeds of our initial public offering in China in the form of RMB, Shanghai Fuxi, the VIEs will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from our initial public offering to our operations in the PRC through our PRC subsidiaries, which may adversely affect our ability to expand our business.

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

Hong Kong is a Special Administrative Region of the PRC and enjoys its own limited autonomy as defined by the Basic Law of Hong Kong. Hong Kong’s legal system, which is different from that of mainland China, is based on common law and has its own laws and regulations, but some of the national laws of the PRC are made applicable in Hong Kong under the Basic Law. It has been speculated that there may be increased alignment between PRC laws and regulations and the Basic Law or that PRC laws and regulations will be applied directly in Hong Kong. If certain PRC laws and regulations relevant to our business operations were to become applicable in Hong Kong in the future, we may face legal and operational risks and uncertainties relating to our operations in Hong Kong.

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. Recently, the PRC government announced that it would step up supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

We and the VIEs conduct business operations in the PRC although we have established a subsidiary in Hong Kong, Four Seasons Education (Hong Kong) Limited, as a holding company to facilitate overseas securities offering. As of the date of this annual report, Four Seasons Education (Hong Kong) Limited has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. Although none of our or the VIEs’ business activities appears to be within the current targeted areas of concern mentioned above by the PRC government as our Hong Kong subsidiary is a holding company with no business operations as of the date of the annual report, given the PRC government’s significant oversight over the conduct of business operations in China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. If these drafts become law, they will require Chinese companies listed on overseas exchanges to report and file certain documents with the CSRC within three working days after specific major changes. Given the current PRC regulatory environment, it is uncertain whether the legitimacy of our securities offered to foreign investors will be challenged when the aforementioned drafts come into force. Given the substantial uncertainties surrounding the latest CSRC filing requirements, and such regulations are subject to change, we cannot assure you that our holding company, PRC subsidiaries and the VIEs will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, if the CSRC, or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings.

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

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC Legal Counsel, Fangda Partners, we do not expect ourselves to be subject to cybersecurity review with the CAC if the Draft Measures for Cybersecurity Review become effective as they are published, for the following reasons: (i) we do not possess a large amount of personal information and our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, (ii) we are not required to go through cybersecurity review by the CAC, and (iii) we have not received any notice from any authorities identifying our PRC subsidiaries or VIEs as a CIIOs or online platform operators requiring us to go through cybersecurity review or network data security review by the CAC. However, there remains uncertainty as to how the Draft Measures for Cybersecurity Review will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our WFOE is wholly owned by our Hong Kong subsidiary.

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

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by the VIEs for direct investment, loan or investment in securities outside the PRC will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by the VIEs not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. Furthermore, if our subsidiaries or the VIEs in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners: Under PRC laws, Four Seasons may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Any such restrictions or requirements may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

In addition, if the Ministry of Commerce determines that we should have obtained its approval for our entry into contractual arrangements with the VIEs and their shareholders, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from the Ministry of Commerce. We may also be subject to administrative fines or penalties by the Ministry of Commerce that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

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

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which was signed into law on December 29,2022 , amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

On December 16, 2021, the PCAOB issued PCAOB Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People's Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous PCAOB Determination Report to the contrary. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in the reported financial information and the quality of our financial statements for the fiscal years ended February 29, 2020 and February 28, 2021.

Our current auditor, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of MarcumAsia to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as MarcumAsia’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

Furthermore, these recent developments could also add uncertainties and we cannot assure you that the NASDAQ Capital Market (“NASDAQ”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, namely Peiqing Tian, Yi Zuo, Shaoqing Jiang, Zongwei Li and Bing Yuan, reside within mainland China and Hong Kong and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

In addition, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

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

See “Item 3. Key Information — D. Risk Factors — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and the VIEs, which could harm our liquidity and our ability to fund and expand our business” for further details.

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

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, the VIEs and their shareholders as of the date of this annual report:

(1) Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(3) 41 Companies that operate in the fields including educational tourism and planning, enrichment learning, faculty training, investment management, management consulting, and publications.

Contractual Arrangements with the VIEs, Their Shareholder and Us

PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or the VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies.

Our reference to control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are strictly in the context of the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. Only if we meet the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs, and the VIEs will be consolidated in our consolidated financial statements for accounting purposes.

WFOE has entered into the following contractual arrangements with the VIEs and their shareholders, that enable the Company to (i) have power to direct the activities that most significantly affect the performance of the VIEs, and (ii) receive the benefits of the VIEs that could be significant to the VIEs. The Company is fully and exclusively responsible for the management of the VIEs, absorbs all risk of losses of the VIEs, and has the exclusive right to exercise all voting rights of the VIE shareholders. Therefore, the Company, through its WFOE, Shanghai Fuxi, has been determined to be the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

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

Furthermore, if the VIEs and their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2020,2021 and 2022 fiscal years, all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2022 fiscal year, Shanghai Fuxi received service fees of RMB20.8 million (US$3.3 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

Below is a summary of the contractual arrangements by and among our WFOE, Shanghai Fuxi, each of the VIEs, and their shareholders.

Exclusive Service Agreement

Pursuant to the exclusive service agreement, Shanghai Fuxi has the exclusive right to provide or designate any third party to provide technical services and management and consulting services to the VIEs. In exchange, the VIEs pay annual service fees to Shanghai Fuxi in an amount at Shanghai Fuxi’s discretion. Without the prior written consent of Shanghai Fuxi, the VIEs cannot accept services provided by or establishing similar corporation relationship with any third party. Shanghai Fuxi owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance. Unless otherwise required by applicable PRC laws, the VIEs do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholder of the VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIEs to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of its equity interests in the VIEs to Shanghai Fuxi, to respectively guarantee the performance of the VIEs of their obligations under the relevant contractual agreements. Should the VIEs or their shareholder breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholders of the VIEs shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIEs have fully performed all of their obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice, the equity interest pledge agreement will continue to remain in effect.

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

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of the shareholders of Shanghai Four Seasons Education Investment Management Co., Ltd., each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIE held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and the VIE. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

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

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing enrichment learning products and launching enterprise product suites in the recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards learning services as well as learning technology and content solutions to capture evolving customer needs. We have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception. We are hosting a series of interest-oriented classes and activities to further promote learner engagement. Based on our strong math teaching capabilities and resources, we introduced our featured classes for logic-based games such as Bridge, Sudoku and Rubik’s Cube which gained great popularity. We have delivered Bridge classes at one of our learning centers in the 2022 fiscal year and have formed Four Seasons Education training teams in 2018, 2019 and 2020 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help learners and customers’ logical thinking, intellectual and aesthetic development.

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

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K9 Academic AST Services in mainland China by the end of December 2021. Our revenues generated from K9 Academic AST Services was RMB 313.0 million, RMB 251.4 million and RMB 208.3 million ($33.0 million) for the years ended February 29, 2020, February 28, 2021 and 2022, respectively. Such cessation has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022 since revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues prior to our cessation of such business, and is expected to have a significantly negative impact on our financial performance for the fiscal year ending February 28, 2023 and subsequent periods, compared with that of previous years.

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

PRC

Our subsidiaries and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of the VIEs involved in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

As a Cayman Islands holding company, we may receive dividends from our WFOE through Four Seasons Education HK. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020 and replaced the Circular 60. SAT Circular 35 reiterates that that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax and may apply the reduced withholding tax rate upon self-assessment. Comparing to the SAT Circular 60, the SAT Circular 35 does not require the non-resident enterprises to file the supporting documents when performing tax filing. Instead, the non-resident enterprises are required to retain the supporting documents for the post-tax filing examinations by the relevant tax authorities. Accordingly, Four Seasons Education HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Shanghai Fuxi, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the VIEs and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiaries and the VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of the VIEs without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2022, total restricted net assets were RMB116.4 million (US$18.4 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. In the 2022 fiscal year, Shanghai Fuxi received service fees of RMB20.8 million (US$3.3 million) from the VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our WFOE may receive service fees from the VIEs and we may rely on dividends from our WFOE and other PRC subsidiaries for our cash needs in the future. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. The VIEs in the PRC contributed all of our revenue in the year ended February 29, 2020, the year ended February 28, 2021 and the year ended February 28, 2022.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2022, 34.6% of our total assets were located in the PRC, 55.8% of our total assets were located in the Cayman Islands and 6.0% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) the VIEs in the PRC for the periods indicated as a percentage of total assets:

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with The VIEs, Their Shareholders and Us

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among The VIEs, Their Shareholders and Us.”

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC— Our subsidiary and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us.”

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

For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries and VIEs in China. We do not hedge against currency risk.

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

Based upon that evaluation, our management has concluded that, as of February 28, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, due to the presence of the material weakness that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Asia CPAs LLP, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 3, 2021, we engaged Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended February 28, 2022. MarcumAsia replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, whose engagement was terminated by us on December 3, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Deloitte.

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

Prior to MarcumAsia’s engagement, neither we nor anyone on our behalf consulted MarcumAsia regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by MarcumAsia that MarcumAsia concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

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

12.1**	Certification by the Group Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by the Group Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification by the Group Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as dopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Certification by the Group Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Fangda Partners regarding certain PRC law matters
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Previously filed with the Original Filings..

** Filed herewith.

*** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Director

Date: March 10, 2023

[Signature Page to Form 20-F]

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

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

(Formerly Marcum Bernstein & Pinchuk LLP)

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

As of February 28, 2022, details of the Company’s major subsidiaries and the VIEs are as follows:

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

Spousal Consent Letter Pursuant to the spousal consent letter executed by the spouse of certain shareholders of VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between WFOE and the VIEs. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

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