Form 20-F
period 2023-02-28
Four Seasons Education (Cayman) Inc.
filed 2023-06-28
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2023.

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

Yi Zuo, Chief Executive Officer

Tel: +86 21 6205-0619
E-mail: ir@fsesa.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each one representing ten ordinary shares, par value US$0.0001 per share*	FEDU	New York Stock Exchange

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

21,189,215 ordinary shares, par value US$0.0001 per share, as of February 28, 2023

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
•
“variable interest entities” or “VIEs” refers to Shanghai Luoliang Network Technology Co., Ltd. (formally known as Shanghai Four Seasons Education and Training Co., Ltd.) and Shanghai Four Seasons Education Investment Management Co., Ltd, and their subsidiaries, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as we have effective control over, and are the primary beneficiary of these entities. Our reference to control over the VIEs and their subsidiaries and our position of being the primary beneficiary of the VIEs and their subsidiaries for the accounting purposes are strictly in the context of the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs and their subsidiaries’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries, and (iii) we are entitled to receive benefits from the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries. Only if we meet the aforementioned conditions for consolidation of the VIEs and their subsidiaries under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs and their subsidiaries, and the VIEs and their subsidiaries will be consolidated in our consolidated financial statements for accounting purposes;
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
•
“the 2021 fiscal year” refers to the fiscal year ended February 28, 2021, “the 2022 fiscal year” refers to the fiscal year ended February 28, 2022, and “the 2023 fiscal year” refers to the fiscal year ended February 28, 2023;
•
“ADSs” refer to our American depositary shares, each one representing ten ordinary shares;
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

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28, 2022 and 2023 and our audited consolidated statements of operations, statements of comprehensive loss, statements of cash flows and statements of changes in shareholders’ equity for the years ended February 28, 2021, 2022 and 2023.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.9325 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 28, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

We listed our ADSs on the NYSE under the symbol “FEDU” on November 8, 2017.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Four Seasons Education (Cayman) Inc. is not an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Luoliang Network Technology Co., Ltd. (formally known as Shanghai Four Seasons Education Training Co., Ltd.) and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. Net revenues contributed by the VIEs accounted for 100%, 100% and 97.6% of our net revenues in the fiscal years ended February 28, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to the Parent, a Cayman Islands company, and its subsidiaries. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in the Parent, a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

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

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholders of the VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIEs to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

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

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholders of the VIEs have each executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIEs. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholders of the VIEs. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of the shareholders of our VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIE held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and the VIE. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs in our consolidated financial statements.

The following diagram sets out details of our significant subsidiaries and VIEs as of February 28, 2023:

(1) Mr. Peiqing Tian holds 100% equity interest in Shanghai Luoliang Network Technology Co., Ltd.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(3) Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., hold 55.36% and 44.64% equity interests in Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd., respectively.

(4) 26 companies that operate in the fields including educational tourism and planning, non-academic tutoring, faculty training, investment management, and management consulting.

(5) Nine companies that operate in the fields including educational technology, tourism, educational management, study trip development, culture development, corporate management, and publications.

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

Furthermore, if the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2021, 2022 and 2023 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2023 fiscal year, Shanghai Fuxi received service fees of RMB1.3 million (US$0.2 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also announced recently that it would step up supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. See “Risk Factors — Risks Related to Doing Business in China — Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.”

Permissions Required from the PRC Authorities for Our Operations and those of the VIEs

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct business primarily through our subsidiaries and the VIEs in China. Our operations and those of the VIEs in China are governed by PRC laws and regulations. As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. As of the date of this annual report, all our PRC subsidiaries and the VIEs have obtained business license, both two learning centers, Shanghai Huangpu Fantasy Further Education School, and Chongqing Jingzhan Technology Training Center Co., Ltd., have obtained Permits for Operating Private School and fire safety permits, one subsidiary of a VIE, Shanghai Huashi Oriental Digital Publishing Co., Ltd., has obtained the permit for Operating Publications Business, Shanghai Jiahe International Travel Service Co. Ltd. has obtained the Travel Agency Business Operation License, and one of the VIEs, Shanghai Luoliang Network Technology Co., Ltd., has obtained the filing certificate of Information System Security Level Protection. As such, based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, our holding company, PRC subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. Since the Cyber Data Security Draft are still a draft for comments, the Cyber Data Security Draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which became effect on March 31, 2023. The Overseas Listing Trial Measures regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, the principle of “substance over form” shall be followed when determining whether an offering and listing shall be deemed as an indirect overseas offering and listing by a PRC domestic company and if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their habitual residence located in the PRC. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be submitted to the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On the same day, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures will become effective, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, including administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Given the substantial uncertainties surrounding the latest CSRC filing requirements and the CAC cybersecurity review requirements, and such regulations are subject to change, we cannot assure you that our holding company, PRC subsidiaries or the VIEs will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal year ended February 28, 2021, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

Our current auditor, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAisa, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 28, 2023 after we file our annual report on Form 20-F for such fiscal year.

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

Furthermore, these recent developments could also add uncertainties and we cannot assure you that the New York Stock Exchange (“NYSE”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for two consecutive years beginning in 2021, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

Summary of Risk Factors

Set forth below is only a summary of the principal risks associated with an investment in our shares. See below under this “Item 3. Key Information — D. Risk Factors” for a detailed discussion of the numerous risks and uncertainties to which the Company is subject.

Risks Related to Our Business

•
If we are not able to develop new types of learning products, services or activities under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.
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

•
We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our services and products.
•
Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.
•
If we fail to integrate or negotiate successfully any future acquisitions, our business and operating results could be materially and adversely affected.
•
If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment in China, our business operations may be materially and affect.

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

•
If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment in China, our business operations may be materially and adversely affected. If the government authorities determine that our quality education and tutoring, non-academic tutoring, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment in China, our business operations may be materially and affect.”
•
The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for two consecutive years beginning in 2021, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for two consecutive years beginning in 2021, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

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

Subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The portion of such cash dividend, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or Class A ordinary shares. As of the date of this annual report, Four Seasons Education (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes, and the payments of dividends in respect of our ordinary shares are not paid out of our current or accumulated earnings and profits, therefore the payments of dividend in respect of our ordinary share are not subject to PRC withholding tax. However, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10 — Additional Information — E. Taxation.”

For the years ended February 28, 2022, and 2023 the WFOE invested RMB2.0 million and nil to Other Subsidiaries as capital injection, respectively. For the year ended February 28, 2023, Parent invested RMB20.9 million to Other Subsidiaries.

For the year ended February 28, 2023, (i) our WFOE transferred RMB 0.3 million to Other Subsidiaries as working capital support, and RMB6.9 million to VIEs also as working capital support; (ii) the VIEs paid RMB1.3 million to our WFOE as service fee in accordance with VIE agreements, repaid working capital support of RMB10.5 million to WFOE and RMB0.6 million to our other subsidiaries; (iii) our Other Subsidiaries transferred RMB 0.3 million to the VIEs as working capital support, (iv) Parent transferred RMB 13.9 million to Other Subsidiaries as working capital support; (v) Other Subsidiaries transferred RMB 1.1 million to WFOE as working capital support, and repaid working capital support of RMB 48.0 million. For the year ended February 28, 2022, (i) our WFOE transferred RMB 0.2 million to Other Subsidiaries as working capital support, and RMB 16.6 million to VIEs also as working capital support; (ii) the VIEs paid RMB 20.8 million to our WFOE as service fee in accordance with VIE agreements; (iii) our Other Subsidiaries transferred RMB 1.2 million to the VIEs as working capital support. For the year ended February 28, 2021, the VIEs paid RMB 27.3 million to our WFOE as service fee in accordance with VIE agreements. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent, our subsidiaries and the VIEs. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

In these tables, “Four Seasons” refers to Four Seasons Education (Cayman) Inc. (“Four Seasons”), the New York Stock Exchange listed company which is a Cayman exempted company. “WFOE” refers to Four Seasons’ wholly-owned Chinese subsidiary, Shanghai Fuxi. “Subsidiaries” refers to subsidiaries of Four Seasons other than the WFOE. “VIEs” refers to Shanghai Luoliang Network Technology Co., Ltd. (“Shanghai Luoliang”) and Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”) and their subsidiaries.

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	18,353	—	280,282	(18,353)	280,282
Cost of revenue	—	—	—	(168,832)	—	(168,832)
Operating expenses(1)	(5,676)	(14,706)	(2,441)	(143,455)	18,353	(147,925)
Operating (loss) income	(5,676)	3,647	(2,441)	(32,005)	—	(36,475)
Subsidy income	—	78	95	11,725	—	11,898
Interest income, net	109	1,399	456	1,439	—	3,403
Other (expenses) income, net	2,546	(2,237)	3	1,588	—	1,900
(Loss) Income before income taxes and loss from equity method investments	(3,021)	2,887	(1,887)	(17,253)	—	(19,274)
Income tax (expense) benefit	—	873	—	(5,633)	—	(4,760)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(22,319)	—	—	—	22,319	—
Loss from equity method investment	(2,856)	—	—	(996)	—	(3,852)
Net (loss) income	(28,196)	3,760	(1,887)	(23,882)	22,319	(27,886)
Net income attributable to noncontrolling interest	—	—	—	310	—	310
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(28,196)	3,760	(1,887)	(24,192)	22,319	(28,196)

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	17,171	—	250,223	(17,171)	250,223
Cost of revenue	—	—	—	(149,615)	—	(149,615)
Operating expenses(1)	(4,373)	(13,289)	(2,104)	(164,227)	17,171	(166,822)
Operating (loss) income	(4,373)	3,882	(2,104)	(63,619)	—	(66,214)
Subsidy income	—	63	—	2,235	—	2,298
Interest income, net	—	1,743	191	1,296	—	3,230
Other (expenses) income, net	(730)	(1,138)	4	(1,637)	—	(3,501)
Gain from disposal of liabilities and a subsidiary	—	—	—	4,048	—	4,048
(Loss) Income before income taxes and loss from equity method investments	(5,103)	4,550	(1,909)	(57,677)	—	(60,139)
Income tax (expense) benefit	—	(422)	—	(21,421)	—	(21,843)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(73,487)	—	—	—	73,487	—
Loss from equity method investment	(34,872)	—	—	(1,878)	—	(36,750)
Net (loss) income	(113,462)	4,128	(1,909)	(80,976)	73,487	(118,732)
Net loss attributable to noncontrolling interest	—	—	—	(5,270)	—	(5,270)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(113,462)	4,128	(1,909)	(75,706)	73,487	(113,462)

	For the Year Ended February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	502	884	33,381	(551)	34,216
Cost of revenue(1)	—	—	(1,309)	(19,164)	551	(19,922)
Operating expenses	(11,768)	(8,154)	(3,132)	(26,905)	—	(49,959)
Operating (loss) income	(11,768)	(7,652)	(3,557)	(12,688)	—	(35,665)
Subsidy income	—	16	7	1,389	—	1,412
Interest income, net	837	575	60	812	—	2,284
Other (expenses) income, net	(2,545)	2,246	19	(246)	—	(526)
Disposal loss	—	—	—	—	—	—
(Loss) Income before income taxes and loss from equity method investments	(13,476)	(4,815)	(3,471)	(10,733)	—	(32,495)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(16,192)	—	—	—	16,192	—
Income tax expense	—	(648)	(1)	(344)	—	(993)
Loss from equity method investment	—	—	—	—	—	—
Net (loss) income	(29,668)	(5,463)	(3,472)	(11,077)	16,192	(33,488)
Net loss attributable to noncontrolling interest	—	—	—	(3,822)	—	(3,822)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(29,668)	(5,463)	(3,472)	(7,255)	16,192	(29,666)

(1)
The eliminations are mainly related to the service fees charged by our WFOE to the VIEs.
(2)
The eliminations are mainly related to the investment loss picked up from our subsidiaries and the VIEs.

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	179,086	19,466	8,441	55,436	—	262,429
Restricted cash	—	—	—	10,273	—	10,273
Short-term investments	—	45,289	44,255	—	—	89,544
Long-term investments under fair value - current	156,459	—	—	—	—	156,459
Amounts due from Four Seasons group companies(1)	—	41,184	16,381	—	(57,565)	—
Investments in subsidiaries and the VIEs(2)	110,569	2,300	39,700	—	(152,569)	—
Long-term investments, net	—	13,500	—	500	—	14,000
Other assets	907	4,521	4,714	59,686	—	69,828
Total assets	447,021	126,260	113,491	125,895	(210,134)	602,533
Accrued expenses and other current liabilities	1,080	2,400	360	64,449	—	68,289
Amounts due to Four Seasons group companies(1)	—	7,925	15,888	33,752	(57,565)	—
Other liabilities	—	2,767	766	28,217	—	31,750
Total liabilities	1,080	13,092	17,014	126,418	(57,565)	100,039
Total equity (deficit)	445,941	113,168	96,477	(523)	(152,569)	502,494

	As of February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	65,987	28,138	41,670	39,901	—	175,696
Restricted cash	—	—	—	1,362	—	1,362
Short-term investments	—	24,332	—	—	—	24,332
Short-term investments under fair value	156,639	—	—	—	—	156,639
Long-term investments under fair value - current	135,201	—	—	—	—	135,201
Amounts due from Four Seasons Group Companies(1)	3	39,701	42,700	—	(82,404)	—
Investments in subsidiaries and consolidated VIEs(2)	122,352	300	41,700	—	(164,352)	—
Long-term investments, net	—	27,000	—	500	—	27,500
Other assets	14,553	4,229	1,333	60,195	—	80,310
Total assets	494,735	123,700	127,403	101,958	(246,756)	601,040
Accrued expenses and other current liabilities	2,314	377	842	56,009	—	59,542
Amounts due to Four Seasons group companies(1)	34,689	11,985	5,877	29,853	(82,404)	—
Other liabilities	—	3,566	442	25,600	—	29,608
Total liabilities	37,003	15,928	7,161	111,462	(82,404)	89,150
Total equity (deficit)	457,732	107,772	120,242	(9,504)	(164,352)	511,890

(1)
The eliminations are mainly related to the unpaid balance of service fees between our WFOE and the VIEs, as well as other interest-free advances from/to the VIEs.
(2)
The eliminations are mainly related to the investments in subsidiaries and the VIEs.

	For the Year Ended February 28, 2021
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(6,417)	(6,185)	(27)	43,753	—	31,124
Net cash (used in) provided by investing activities(1)	(33,891)	19,645	—	(33,758)	(20,000)	(68,004)
Net cash (used in) provided by financing activities(1)	—	—	—	(19,802)	20,000	198
Effect of exchange rate changes	(9,795)	(1,389)	(4,485)	(791)	—	(16,460)
Net (decrease) increase in cash, cash equivalents and restricted cash	(50,103)	12,071	(4,512)	(10,598)	—	(53,142)
Cash, cash equivalents and restricted cash at beginning of the year	166,606	88,015	60,085	127,649	—	442,355
Cash, cash equivalents and restricted cash at end of the year	116,503	100,086	55,573	117,051	—	389,213

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in by operating activities	(2,826)	(17,884)	(214)	(70,397)	—	(91,321)
Net cash provided by (used in) investing activities(1)	97,136	(62,736)	(46,918)	(2,294)	19,109	4,297
Net cash (used in) provided by financing activities(1)	(27,795)	—	—	21,349	(19,109)	(25,555)
Effect of exchange rate changes	(3,932)	—	—	—	—	(3,932)
Net increase (decrease) in cash, cash equivalents and restricted cash	62,583	(80,620)	(47,132)	(51,342)	—	(116,511)
Cash, cash equivalents and restricted cash at beginning of the year	116,503	100,086	55,573	117,051	—	389,213
Cash, cash equivalents and restricted cash at end of the year	179,086	19,466	8,441	65,709	—	272,702

	For the Year Ended February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	16,945	12,005	19,484	(73,927)	—	(25,493)
Net cash (used in) provided by investing activities(1)	(157,194)	(3,333)	13,745	4,841	45,239	(96,702)
Net cash (used in) provided by financing activities(1)	(239)	—	—	44,640	(45,239)	(838)
Effect of exchange rate changes	27,389	—	—	—	—	27,389
Net (decrease) increase in cash, cash equivalents and restricted cash	(113,099)	8,672	33,229	(24,446)	—	(95,644)
Cash, cash equivalents and restricted cash at beginning of the year	179,086	19,466	8,441	65,709	—	272,702
Cash, cash equivalents and restricted cash at end of the year	65,987	28,138	41,670	41,263	—	177,058

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find the principal risks we face, organized under relevant headings. In the event that PRC regulations become applicable to companies in Hong Kong, the legal and operational risks associated with operating in China, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry,” may also apply to our operations in Hong Kong.

Risks Related to Our Business

If we are not able to develop new types of learning products, services or activities under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.

The success of our business in the future depends primarily on our ability to develop new types of learning products, services or activities to meet market needs while in compliance with the then effective regulatory policies in China. This will depend on several factors, including our ability to respond to changes in regulatory policies, market trends and demands, effectively market our services or solutions to a broader base of prospective learners and customers, develop additional high-quality learning content and technology solutions, provide consistent and high customer experience and respond effectively to competitive pressures. If we are unable to successfully attract prospective learners and customers with new types of learning products or services in a timely or cost-effective manner or if we are not able to continue to attract learners and customers to purchase our existing products or services and to increase the spending, there is no guarantee that our revenues may resume or maintain growth in the future, which may have a material adverse effect on our business, financial condition and results of operations.

We also engage in new initiatives from time to time to expand our offerings or market reach. For instance, we strive to establish new study camps across China to offer more enrichment activities to group and individual learners of all age. We may devote significant resources to our new initiatives, but fail to achieve expected results from such new initiatives. However, some of those new initiatives may be easily replicable by our competitors in a short timeframe, which may render our efforts less valuable. In addition, if such new initiatives are not well accepted by market, the reputation of our other offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected. In addition, some of these new initiatives have not generated significant or any profit to date. We have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings.

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

As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. According to the General Office of the State Council promulgated the Opinions on Further Promotion of Tourism Investment and Consumption, which became effective on August 4, 2015, research and academic study travel shall be included into the category of comprehensive competence-oriented education of students. In addition, the PRC Tourism Law, the Travel Agency Regulations and the Implementing Rules of Travel Agency Regulations requires that a travel agency must obtain a license from the national tourism administration or the provincial-level tourism administration it authorizes to conduct outbound travel business, and a license from the provincial-level tourism administration or the municipal tourism administration it authorizes to conduct domestic and inbound travel agency business. If we fail to obtain the corresponding travel agency business license and engage in domestic tourism, inbound tourism, or outbound tourism, we might be ordered to make corrections by the tourism administrative department or the industrial and commercial administrative department, confiscation of illegal gains and implosion of fine. Based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations, and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. If the government authorities determine that our quality education and tutoring, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

The global COVID-19 outbreak has had, and may continue to have a significant impact on our business, which may materially and adversely affect our operating results and financial condition.

The worldwide outbreak of the COVID-19 pandemic has resulted in significant disruptions in the global economy. To contain the spread of COVID-19, the PRC government has taken certain emergency measures, including implementation of travel bans, blockade of transportation and closure of factories, facilities and businesses, and encouragement of remote working arrangements and cancellation of public activities. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, similar emergency measures have been implemented to contain the further spread of COVID-19.

The COVID-19 pandemic has affected many aspects of our business since 2020, our offline business has been significantly affected due to the temporary closure of our schools and learning centers from time to time as mandatorily required by the government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects during the temporary closure, and are currently using online courses as a supplement to our offline programs, we cannot guarantee that our online courses can satisfy all our learners and customers or attract new learners and customers, nor be as effective as our offline courses.

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

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of COVID-19 have been lifted or replaced with more flexible measures, and the World Health Organization (WHO) declared that COVID-19 was no longer a public health emergency of international concern on May 4, 2023. We are continually monitoring the status of COVID-19 and its impact on our operations. However, we cannot assure you that the COVID-19 pandemic can be eliminated completely. Moreover, more waves or a similar outbreak may occur, which could materially and adversely affect our business, financial condition, and results of operations.

Some of our schools are restricted in their ability to distribute profits to their sponsors. The service arrangements between Shanghai Fuxi and our private schools may be regarded as circumventing this restriction.

According to the Private Education Law, prior to its amendment on November 7, 2016, the sponsor of a private school may elect to require reasonable returns. A sponsor that requires reasonable returns can receive dividends after deducting relevant payments to statutory reserves, and a sponsor that does not require reasonable returns cannot receive dividends from the private school. The amended law abolished such distinction. According to the amended Private Education Law, private schools can be established as non-profit or for-profit entities. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. Existing private schools must re-register as either non-profit school or for-profit schools. However, the amended Private Education Law remains silent on the specific measures for the re-registration process, which, according to the amended law, will be regulated by the corresponding laws and regulations promulgated by local authorities. As of the date of this annual report, some local regulations have promulgated regulations requiring non-academic after-school tutoring institutions to complete such registration within a certain period of time, otherwise they will face penalties such as refunding fees and suspending operations.

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

We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our services and products.

Our faculty is critical to maintaining the quality of our services and products and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014 and revised in 2018, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ most of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in learner demands and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our business development while maintaining consistently high teaching quality in the different markets we serve. In addition, PRC laws and regulations require teachers to have requisite licenses and qualifications if they teach academic or non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications, and the cancellation and delay of teacher license examinations and other qualifications examinations in recent years due to COVID-19. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses or relevant qualifications on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. A shortage of qualified teachers or a decline in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

We constantly update and improve our learning services as well as learning technology and content solutions to meet market demand for learners, customers and educational institutions. Since we launched certain of our current business relatively recently, such as study camp and learning trip, we cannot assure you that such business will turn out to be successful in the long term.

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

The success of our business largely depends on our ability to deliver a satisfactory learning experience. For instance, our non-academic tutoring programs may fail to arouse or maintain a learner’s interests in the subject, fail to improve a learner’s capacity and a learner may perform below expectations even after using our services, or fail to continually update and enhance our learning materials and teaching methods to accommodate the ever-changing admission and assessment processes. A learner’s learning experience may also suffer if his or her interaction with our teachers does not meet expectations. If a significant number of learners fail to become interested in the subject or fail to improve their capabilities after using our services or if they are not satisfied with our service or their learning experiences, they may decide not to purchase our services or solutions again, and our business, financial condition, results of operations and reputation would be adversely affected.

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

Our revenue decreased from RMB280.3 million in the 2021 fiscal year to RMB250.2 million in the 2022 fiscal year, and further decreased to RMB34.2 million (US$4.9 million) in the 2023 fiscal year. We recorded net loss of RMB27.9 million in the 2021 fiscal year, RMB118.7 million in the 2022 fiscal year, and RMB33.5 million (US$4.8 million) in fiscal year 2023. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development, especially considering the recent change of regulatory policies on after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K9 Academic AST Services in the mainland of China by the end of December 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service industry in the PRC, changes in spending on private education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The non-academic tutoring, study camp and learning trip and learning technology and content solutions market in the PRC is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and potentially intensify. We face competition in each type of service or products we offer and in each geographic market in which we operate. Our competitors include providers of learning and travel services, learning technology and content solutions.

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

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered 24 of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our learners and customers. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns such as terrorism, war or social instability affecting the PRC, and particularly Shanghai. If any of these occurs, our learning facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our learners, customers, teachers and staff may also be negatively affected by such events. In addition, any of these could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our learners and customers in that region and could have a material adverse effect on our business, financial condition and results of operations. For example, the outbreak and recurrence of COVID-19 has had a significant impact on our business operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of May 31, 2023, holders of our outstanding options were entitled to purchase a total of 3,204,700 ordinary shares. As a result, we incurred share-based compensation expense of RMB3.2 million (US$0.5 million) in the 2023 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Luoliang Network Technology Co., Ltd. (formally known as Shanghai Four Seasons Education and Training Co., Ltd.) and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. We have been and expect to continue to be dependent on the VIEs to operate our business. See “Item 4. Information on the company — C. Organizational Structure” for more information.

However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contribute to 17.0% of our total assets as of February 28, 2023. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many PRC-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education, learning services and research and academic study travel industry, in relation to these types of contractual arrangements. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Shanghai Luoliang Network Technology Co., Ltd. and its after-school training institutions and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from VIEs and their after-school training institutions and subsidiaries, we may not be able to consolidate VIEs and their learning centers and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in the PRC or VIEs and their learning centers or subsidiaries.

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

Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

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

The revenue contribution of the VIEs entities has historically accounted for 100.0%, 100% and 97.6% of our consolidated revenue for the years ended February 28, 2021, 2022 and 2023, respectively. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs and our learning centers. Any failure by the VIEs and the learning centers controlled and held by the VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

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

Mr. Peiqing Tian is the controlling shareholder of Shanghai Luoliang Network Technology Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. He is also the largest shareholder of our company. We cannot assure you that Mr. Peiqing Tian will act in the best interests of our company. We rely on Mr. Peiqing Tian to comply with the terms and conditions of the contractual arrangements. Although Mr. Peiqing Tian is obligated to honor his contractual obligations with respect to the VIEs, he may nonetheless breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over the VIEs and to receive economic benefits from them. If Mr. Peiqing Tian does not honor his contractual obligations with respect to the VIEs, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Shanghai Luoliang Network Technology Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Shanghai Luoliang Network Technology Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

We currently conduct our operations in the PRC through contractual arrangements with the VIEs and the shareholders of Shanghai Luoliang Network Technology Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by the VIEs . If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, the VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB250.3 million (US$36.1 million) to Shanghai Fuxi and an estimated maximum of approximately RMB475.7 million (US$68.6 million) to the VIEs.

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

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, the principle of “substance over form” shall be followed when determining whether an offering and listing shall be deemed as an indirect overseas offering and listing by a PRC domestic company and if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their habitual residence located in the PRC. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be submitted to the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On the same day, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures will become effective, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, including administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC Legal Counsel, Fangda Partners, we do not expect ourselves to be subject to cybersecurity review with the CAC for the following reasons: (i) we do not possess a large amount of personal information and our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, (ii) we are not required to go through cybersecurity review by the CAC, and (iii) we have not received any notice from any authorities identifying our PRC subsidiaries or VIEs as a CIIOs or online platform operators requiring us to go through cybersecurity review or network data security review by the CAC. However, there remains uncertainty as to how the Draft Measures for Cybersecurity Review will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

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
•
On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC

The Anti-monopoly Guidelines for the Platform Economy Sector

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

•
On August 1, 2022, the Standing Committee further amended the Anti-Monopoly Law, which, among others, (i) emphasized that business operators with a dominant market position shall not engage in any conduct of abusing a dominant market position by utilizing data and algorithm, technology, and platform rules, (ii) increased the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition,” and (iii) increased the fines on business operators that reaching monopoly agreements to “no less than one percent but no more than ten percent of the preceding year’s sales revenue of the business operators, or a fine of up to RMB5 million if no sales revenue in the preceding year; and if such monopoly agreements have not been implemented, a fine of up to RMB3 million.”

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

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Shanghai Luoliang Network Technology Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd. liquidates, our PRC subsidiaries may, pursuant to a power of attorney it has entered into with Mr. Peiqing Tian or Ms. Suhua Zhu, require Mr. Peiqing Tian or Ms. Suhua Zhu to transfer all assets they might receive in connection with the liquidation of Shanghai Luoliang Network Technology Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd., Ltd. to our PRC subsidiaries at no consideration or the minimum consideration as permitted under PRC laws. Our PRC subsidiaries then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

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

As a follow-up, on December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, including administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for two consecutive years beginning in 2021, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal year ended February 28, 2021, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

Our current auditor, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAisa, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 28, 2023 after we file our annual report on Form 20-F for such fiscal year.

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

Furthermore, these recent developments could also add uncertainties and we cannot assure you that the New York Stock Exchange (“NYSE”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 28, 2023 was 21,189,215. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 28, 2023, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2023. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 28, 2023, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

We started our business initially focusing on math education for elementary school students in Shanghai, from where we actively seeking to expand during the past years. As of February 28, 2023 we had two learning centers in two cities in China.

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing study camp and learning trip in the recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards study camp and learning trip, learning services as well as learning technology and content solutions to capture evolving customer needs. We are hosting a series of study camps, learning trips and interest-oriented classes, and have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception.

Our revenue was RMB34.2 million (US$4.9 million) in the 2023 fiscal year, compared with RMB250.2 million in the 2022 fiscal year. In the 2023 fiscal year, we recorded a net loss of RMB33.5 million (US$4.8 million), compared with the net loss of RMB118.7 million in the 2022 fiscal year. Our adjusted net loss, which excludes share-based compensation expenses, fair value change of investments, impairment loss on intangible assets and goodwill (net of tax effect) and impairment loss on long-lived assets (net of tax effect), was RMB32.2 million (US$4.7 million) in the 2023 fiscal year, compared with adjusted net loss of RMB58.4 million in the 2022 fiscal year. For a detailed description of adjusted net income (loss), please see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Measures.”

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

We are currently offering, and evaluating, a broad range of learning programs that are aligned with our mission, core competencies, and learner demand. Our offerings are divided into non-academic tutoring programs, study camp and learning trip and learning technology and content solutions. Historically, we offered K9 Academic AST Services in mainland China, which was ceased at the end of 2021 in compliance with regulatory policies promulgated in 2021. The revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues in the fiscal year 2021 and 2022.

Non-Academic Tutoring Programs

Spurred by the strong market demand, we built on our experience on non-academic programs. We offer a broad range of expertly designed learning programs on various fronts to enhance the aesthetic, scientific, and physical literacy of our learners. The programs we offer include, among others, calligraphy, art, recitation, bridge, go, sudoku, and physical training.

Study Camp and Learning Trip

The National Science Quality Action Outline of the Plan (2021-2035) issued by the State Counsel in June 2021 promotes the in-depth integration of information technology and science education, and implementation of scenario-based, experiential and immersive learning. We collaborate with major cultural venues, historical scenic spots and universities that are prudently selected to coincide with our contents to closely complement a learner’s comprehensive capabilities. As such, our study camp and learning trip are widely trusted through word-of-mouth referrals.

We also plan to develop more study camps across China with our proprietary learning content, which will be available for sign up by both group and individual learners of all age. As of February 28, 2023, we operate two study camps one each in Hubei and Anhui Province.

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

113 well-known K-12 schools and institutions have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, our Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

In 2019, we have successfully commercialized our award-winning proprietary Intellectual Math Lab, developed in collaboration with East China Normal University. Our Intellectual Math Lab covers a series of math courses, which integrates AI-driven speech recognition of mathematical formula, complicated integrated math questions and automatic tracking and assessment report designed to enhance learners’ understanding of core math concepts and enrich their study plans.

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

We design most of our learning contents through our in-house efforts. Our content development team consists of 66 members experienced in course design as of February 28, 2023, all of whom are also our teachers.

Our Learning Centers and Study Camps

As of February 28, 2023, we operate two learning centers, one each in Shanghai and Chongqing. We, with us being the controlling shareholder, cooperate with local business partners in the operation of the one learning centers outside Shanghai, under which we are responsible for the program and content design and faculty training, while our business partners are responsible for marketing, learner recruitment and compliance with local regulations.

We operate two study camps as of February 28, 2023, one each in Hubei Province and Anhui Province. Going forward, we strive to establish new study camps across China to offer more enrichment activities to group and individual learners of all age. We have strengthened and made more stringent our requirements and standards for the selection of new study camps, and strive to achieve compliance with applicable PRC laws and regulations for all of our existing learning centers.

Our Faculty

We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers is 76 as of February 28, 2023. As of February 28, 2023, approximately 97% of our teachers had bachelor’s degrees and above.

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

Competition

The learning solution and enrichment activity market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of products and services we offer and each geographic market in which we operate. We mainly face competition from other existing major players in the learning solution and enrichment activity market who also provide non-academic tutoring, study camp and learning trip experience, as well as learning technology solutions and learning content products. There may be new entrants emerging, in each of our business lines, and these market players compete to attract, engage and retain learners and customers. We believe the principal competitive factors in our business include the following:

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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary learning content materials. We have copyrights for our original content materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks, domain names and patents. As of February 28, 2023, we had 24 registered trademarks, 1 trademark in application, 20 copyrights (including 8 works copyrights and 12 software copyrights), 5 registered patents and 3 patents in application. In addition, as of February 28, 2023, we have registered 30 domain names, including sijiedu.com.

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

In addition, the Alleviating Burden Opinion Regarding Compulsory Education also requires that local governments shall clarify the competent authorities of non-academic after school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before permitting.

On November 30, 2022, the MOE and relevant authorities published Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students, which provide that, among others, (1) local governments shall identify corresponding competent authorities for different tutoring categories and set forth basic standards; (2) non-academic tutoring institutions shall comply with requirements relating to premise, facilities, fire safety, environment protection and food safety; (3) practitioners shall have corresponding capability or certificates for different tutoring categories, and tutoring institutions shall not solicit or recruit primary and secondary school teachers; (4) non-academic online tutoring institutions shall obtain certificates issued by provincial government authorities; (5) class times shall not conflict with the teaching time of the local primary and secondary schools, and offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m.; (6) tuition fees collected by a tutoring institution shall not be collected in a lump sum for more than 60 course sessions, or for a course length of more than three months, or for more than 5,000 RMB, and tutoring institutions shall open a special bank account for the tuition fees and file the account information and other required information with government authorities. In addition, any violation under such opinions of a non-academic after-school tutoring institution shall be rectified accordingly by the end of June 2023.

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

The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

In accordance with the Administrative Measures for Content Self-Review by Network Culture Business Entities, issued by MOC on August 12, 2013 and became effective on December 1, 2013, the entities that engage in the internet cultural business shall review the content of products and services to be provided before providing such content and services to the public. These entities shall establish content management system, set up departments for content management and employ proper personnel to ensure the legality of content. The content management system of an internet cultural business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required to be filed with the provincial level counterpart of the MCT.

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

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hospitality Industry in November 1987, which were amended in January 2011, November 2020 and March 2022, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for Necessarily Retained Items Requiring Administrative Examination and Approval in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hospitality Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hospitality Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to the Law of the PRC on Penalties for the Violation of Public Security Administration promulgated in August, 2005 and amended in October 2012, and various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines. Operators of hotel businesses who have obtained the special industry license but violate applicable administrative regulations may also be subject to revocation of such licenses in serious circumstances.

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 1991, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was most recently amended in December 2017, according to which, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. China Food and Drug Administration, or the CFDA, enacted the Administrative Measures on Administration of Food Business Licensing in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021, respectively, by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on April 30, 2009 and effective as of May 1, 2009 and amended on November 1, 2012 by the Ministry of Public Security, and the Interim Provisions on Administration of Review and Examination of Fire Prevention Design of Construction Projects promulgated in April 1, 2020 and effective as of June 1, 2020 by the Ministry of Housing and Urban-rural Construction require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural development authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural development authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the Ministry of Culture and Tourism of the PRC, formerly the National Tourist Administration, or the MOCT, promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

Regulations on Land or Property Use

In June 1986, the SCNPC promulgated the Land Administration Law of the PRC, which was last amended on August 26, 2019 and became effective on January 1, 2020. In January 1991, the State Council published Rules for Implementation of the Land Administration Law of the PRC which was last amended on July 2, 2021 and came into effect on September 1, 2021. According to the regulations, enterprises and individuals shall use land strictly in accordance with the purpose stipulated in the land use master plan. Changes to the purpose of the use of land in accordance with laws must be supported by approval documents, and an application for the change of registration must be submitted to the land administration department of the people’s government above county level in which the land is situated. The change registration shall be carried out by the original land registration administrative authority in accordance with law. If the enterprises or individuals do not use state-owned land in accordance with the approved land use purpose, the natural resources administrative department of the people’s government at county level and above shall order the party concerned to hand over the land.

Regulations on Environmental Protection

In February 2012, the SCNPC issued the newly amended Law of the PRC on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989 and last amended on April 24, 2014, the Environmental Impact Assessment Law of the PRC promulgated by the SCNPC on October 28, 2002 and last amended on December 29, 2018, and the Administrative Regulations on Environmental Protection for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017 and came into effect on October 1, 2017, hotels located in environmental sensitive areas shall submit a Report Form on Environmental Impact Assessment to competent environmental protection authorities for approvals before commencing the construction. Pursuant to the Environmental Impact Assessment Law of the PRC, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended on November 29, 2020, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective Negative List, foreign investors are prohibited from engaging in the publishing business.

Regulations on Anti-Monopoly and Unfair Competition

The Anti-Monopoly Law of PRC promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. On October 23, 2021, the SCNPC published the draft amended Anti-Monopoly Law of PRC for public comment, or the Amended Anti-Monopoly Law, which became effective on August 1, 2022. The Amended Anti-Monopoly Law requires that, among others, business operators should not exclude or limit competition by abusing data, algorithms, technology, capital advantages and platform rules, and that relevant government authorities shall strengthen the examination of concentration of undertakings in areas such as national economy and people's livelihood. On February 7, 2021, the Anti-Monopoly Guidelines for Platform Economy was promulgated by the Antimonopoly Commission of the PRC State Council which specifies certain activities of internet platforms should be identified as monopolistic and concentrations of undertakings involving contractual control structure are subject to anti-monopoly scrutiny as well.

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

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On September 12, 2022, the CAC network office issued a draft Regulations of the PRC Cyber Security Law (Draft for Comments) to modify the legal liability of the parties.

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

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance in 2003 and amended in 2022, and Measures for the Administration of the Registration of Foreign Debts, effective on May 13, 2013, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local branch, and may be increased or decreased upon approval by the Ministry of Commerce or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local branch and registered at the SAIC or its local branch.

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

Regulations on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law (2008), as amended in 2018, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate.

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

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as the case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of 1-10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000 - 5 million RMB either individually or collectively.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, the VIEs and their shareholders as of February 28, 2023:

(1) Mr. Peiqing Tian holds 100% equity interest in Shanghai Luoliang Network Technology Co., Ltd.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(3) Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., hold 55.36% and 44.64% equity interests in Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd., respectively.

(4) 26 companies that operate in the fields including educational tourism and planning, non-academic tutoring, faculty training, investment management, and management consulting.

(5) Nine companies that operate in the fields including educational technology, tourism, educational management, study trip development, culture development, corporate management, and publications.

Contractual Arrangements with the VIEs, Their Shareholder and Us

PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or the VIEs, namely Shanghai Luoliang Network Technology Co., Ltd.
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

Furthermore, if the VIEs and their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2021,2022 and 2023 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai

Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2023 fiscal year, Shanghai Fuxi received service fees of RMB1.3 million (US$0.2 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

Exclusive Call Option Agreement

Pursuant to the call option agreement, the shareholders of the VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from the shareholder part or all of its equity interests in the VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholder will not grant a similar right or transfer any of the equity interests in the VIEs to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

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

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholders of the VIEs have each executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIEs. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholders of the VIEs. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letter

Pursuant to the spousal consent letter executed by the spouse of the shareholders of our VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertakes not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIE held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and the VIE. The valid term of spousal consent letter is same as the term of the exclusive call option agreement.

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We have one learning center in Shanghai and another in Chongqing. We lease our headquarters, which occupies approximately 167 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 1,485 square meters as of the date of this annual report. The majority of lease agreements for our learning centers have durations of one to two years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. For more details, see “Item 4. Information on the Company — B. Business Overview — Our Learning Centers.”

On August 1, 2020, we acquired land use right of a parcel for approximately 9,499 square meters, and leasehold right of a property for approximately 5,655.6 square meters, in Tongling, Anhui, as capital contribution of certain shareholders with a consideration of RMB3.2 million and RMB8.5 million, respectively.

On January 21, 2022 and January 24, 2022, we acquired land use rights of two parcels in Wuyuan, Jiangxi for the construction of study camps, at total cost of approximately RMB15.5 million for approximately 45,535.3 square meters. As of February 28, 2023, we entered into a number of agreements, at total cost of approximately RMB8.2 million for the development of state-owned construction land in Wuyuan, covering approximately 45,535.3 square meters of construction area. As of February 28, 2023, RMB2.4 million had been paid for the construction. We expect to complete the construction in June 2024. We intend to fund the construction through cash on hand and project finance loans.

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

We started our business initially focusing on math education for elementary school students in Shanghai, from where we actively seeking to expand during the past years. As of February 28, 2023 we had two learning centers in two cities in China.

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing study camp and learning trip in the recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards study camp and learning trip, learning services as well as learning technology and content solutions to capture evolving customer needs. We are hosting a series of study camps, learning trips and interest-oriented classes, and have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception.

We have shifted, and will continue to, shift our focus towards non-academic educational products and services, and explore other business opportunities by leveraging our educational resources accumulated over our operating history. Our revenue was RMB280.3 million in the 2021 fiscal year, RMB250.2 million in the 2022 fiscal year and RMB34.2 million (US$4.9 million) in the 2023 fiscal year, respectively. We recorded net loss of RMB27.9 million in the 2021 fiscal year, RMB118.7 million in the 2022 fiscal year and RMB33.5 million (US$4.8 million) in the 2023 fiscal year. Our adjusted net loss, which exclude share-based compensation expenses, fair value change of investments, impairment loss on intangible assets and goodwill (net of tax effect) and impairment loss on long-lived assets (net of tax effect), was RMB2.5 million in the 2021 fiscal year, adjusted net loss of RMB58.4 million in the 2022 fiscal year, adjusted net loss of RMB32.2 million (US$4.7 million) in the 2023 fiscal year.

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

Learning services and study camp and learning trip. The results of operations of our learning services and study camp and learning trip business depend on our abilities to retain existing participants and attract new ones by maintaining the consistency and quality of our services, successfully executing our pricing strategies, enhancing our operational efficiency, and to meet the evolving needs of our l customers through introduction of new offerings and excellent experience.

Learning technology and content solutions. The success of our learning technology and content solutions primarily depends on our abilities to continue to provide quality services to our existing customers leveraging our technology and content developing capabilities, in particular, to tailor our learning technology products and services to the needs of customers and to further develop our accumulated immense content library.

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

Our ability to manage costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. We offer competitive compensation to our faculty in order to attract and retain the best talent. The number of our full-time teachers was 359, 150, and 76 as of February 28, 2021, February 28, 2022 and February 28, 2023, respectively, mainly due to our cessation of K9 Academic AST Services offering in mainland China by the end of 2021. Nevertheless, we expect that our total costs and expenses will increase in line with the development and growth of our new business lines, which is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Impact of COVID-19

Our results of operations were impacted by the outbreak of COVID-19 and the resulting precautionary measures with respect to our business. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, such as those in Shanghai from March 2022. As such, we had to switch our learning programs and after-school proprietary courses from offline to online, and cease the operation of certain workshops, study camp and learning trip in the affected areas. Despite that the situation in China has significantly improved since December 2022, and the World Health Organization (WHO) declared that COVID-19 was no longer a public health emergency of international concern on May 4, 2023, the COVID-19 outbreak may continue affect our business operations and its financial condition and operating results in the future, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long-term investments and other long-lived assets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The global COVID-19 outbreak has had a significant impact on our business, which may materially and adversely affect our operating results and financial condition.”

Key Components of Results of Operations

Revenue

In the fiscal years ended February 28, 2021, 2022 and 2023, we generated total net revenues of RMB280.3 million, RMB250.2 million and RMB34.2 million (US$4.9 million), respectively.

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K9 Academic AST Services in mainland China by the end of December 2021. Our revenues generated from K9 Academic AST Services was RMB251.4 million, RMB208.3 million and nil for the years ended February 28, 2021, 2022 and 2023, respectively. Such cessation has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022 and 2023 since revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues prior to our cessation of such business. To this end, we have shifted, and will continue to, shift our focus towards non-academic educational products and services, and explore other business opportunities, such as study camp and leaning trip, by leveraging our educational resources accumulated over our operating history.

We have realigned our business focus toward (i) learning services, mainly non-academic tutoring, (ii) learning technology and content solutions, mainly include course design and development services, digital learning system, student management platform and promotional assistance for educational institutions and K-12 schools, staff outsourcing services, etc., and (iii) study camp and learning trip, creating an immersive learning experience to meet emerging scenario-based, experiential and interactive learning and training needs from group and individual learners. The table below sets forth a breakdown of our revenue for the periods indicated (net of VAT and related surcharges).

	For the Years Ended February 28
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Learning services	268,334	95.7	235,627	94.2	18,516	2,672	54.1
Learning technology and content solutions	11,734	4.2	13,537	5.4	12,328	1,778	36.0
Study camp and learning trip	268	0.1	1,843	0.7	3,502	505	10.2
Less: sales tax	54	0.0	784	0.3	130	19	0.3
Total	280,282	100.0	250,223	100.0	34,216	4,936	100.0

Cost of Revenue

Our cost of revenue primarily consists of (i) Staff costs, which primarily consist of teaching salaries and other benefits for the teachers and related service providing staff, (ii) study camp and learning trip related expense, which primarily consist of study tour travel expense, accommodation expense and transportation expenditures, (iii) rental, utilities and maintenance costs for the learning centers, (iv) education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, student activity expenses and platform and service charges for online course, and (v) amortization of leasehold improvement of learning centers . We expect our total cost of revenue to decrease as a result of the cessation of our K9 Academic AST Services offering, partially offset by the increase in line with the development of our new business lines as we open more study camps and organize more learning trips and expand the size of our existing faculty. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Years Ended February 28
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	92,712	54.9	85,134	56.9	14,089	2,032	70.7
Study camp and learning trip related expense	93	0.1	1,335	0.9	2,250	325	11.3
Rental, utilities and maintenance costs	49,920	29.6	38,473	25.7	481	69	2.4
Depreciation of leasehold improvement of learning centers	11,244	6.7	6,706	4.5	1,409	203	7.1
Other expenses	14,863	8.7	17,967	12.0	1,693	245	8.5
Total	168,832	100.0	149,615	100.0	19,922	2,874	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Years Ended February 28
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	116,972	79.1	85,298	51.1	45,291	6,533	90.7
Sales and marketing expenses	30,953	20.9	22,045	13.2	4,668	673	9.3
Lease termination loss	—	—	7,046	4.2	—	—	—
Impairment loss on intangible assets and goodwill	—	—	44,562	26.8	—	—	—
Impairment loss on other long-lived assets	—	—	7,871	4.7	—	—	—
Total	147,925	100.0	166,822	100.0	49,959	7,206	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation expenses for our administrative personnel. Our general and administrative decreased as we ceased offering K9 Academic AST Services, which was partially offset by the development of our new business lines going forward.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2017 fiscal year, we entered into a funding commitment agreement with ECNU, pursuant to which we would provide funding of a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this funding commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB20 million, RMB10 million and nil funding commitment accrual to ECNU in the years ended February 28, 2021, 2022 and 2023, respectively. Our sales and marking decreased as we ceased offering K9 Academic AST Services, which was partially offset by our effort to ramp up the promotional efforts in line with the development of our new business lines going forward.
Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2021, 2022 and 2023 fiscal years.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. We recorded deferred tax assets of RMB0.9 million and RMB0.6 million (US$ 0.1 million), net of valuation allowance of RMB27.4 million and RMB30.8 million (US$4.4 million), as of February 28, 2022 and 2023, respectively.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. We recognized nil, RMB7.9 million and nil impairment loss of property and equipment during the years ended February 28, 2021, 2022, and 2023, respectively. We recognized nil, RMB2.3 million and nil impairment loss on intangible assets during the years ended February 28, 2021, 2022, and 2023, respectively.

Recent Accounting Pronouncements

Recently issued ASUs by the FASB have no material impact on the Group’s consolidated statements of operations and cash flows or financial position.

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

	For the Years Ended February 28
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue
--Revenue from third parties	277,806	99.1	249,274	99.6	26,556	3,831	77.6
--Revenue from related parties	2,476	0.9	949	0.4	7,660	1,105	22.4
Total Revenue	280,282	100.0	250,223	100.0	34,216	4,936	100.0
Cost of revenue	(168,832)	(60.2)	(149,615)	(59.8)	(19,922)	(2,874)	(58.2)
Gross profit	111,450	39.8	100,608	40.2	14,294	2,062	41.8
Operating expenses							—
General and administrative expenses	(116,972)	(41.7)	(85,298)	(34.1)	(45,291)	(6,533)	(132.4)
Sales and marketing expenses	(30,953)	(11.0)	(22,045)	(8.8)	(4,668)	(673)	(13.6)
Lease termination loss	—	—	(7,046)	(2.9)	—	—	—
Impairment loss on intangible assets and goodwill	—	—	(44,562)	(17.8)	—	—	—
Impairment loss on other long-lived assets	—	—	(7,871)	(3.1)	—	—	—
Operating income (loss)	(36,475)	(12.9)	(66,214)	(26.5)	(35,665)	(5,144)	(104.2)
Subsidy income	11,898	4.2	2,298	0.9	1,412	204	4.1
Gain from disposal of liabilities and a subsidiary	—	—	4,048	1.7	—	—	—
Interest income, net	3,403	1.2	3,230	1.3	2,284	329	6.7
Other income (expenses), net	1,900	0.7	(3,501)	(1.4)	(526)	(76)	(1.6)
Loss before income taxes and loss from equity method investments	(19,274)	(6.8)	(60,139)	(24.0)	(32,495)	(4,687)	(95.0)
Income tax expense	(4,760)	(1.7)	(21,843)	(8.7)	(993)	(143)	(2.9)
Loss from equity method investments	(3,852)	(1.4)	(36,750)	(14.7)	—	—	—
Net loss	(27,886)	(9.9)	(118,732)	(47.4)	(33,488)	(4,830)	(97.9)

Year Ended February 28, 2023 Compared to Year Ended February 28, 2022

Revenue

Our total revenue was RMB34.2 million (US$4.9 million) for the 2023 fiscal year and RMB250.2 million in the 2022 fiscal year, primarily due to the decrease of RMB217.1 million in revenue generated from learning services, resulting from the cessation of our K9 Academic AST Services in mainland China by the end of 2021, partially offset by the increase of RMB1.7 million in revenue generated from study camp as we rollout our study camp in Hubei province.

Cost of Revenue

Our total cost of revenue decreased by 86.7% from RMB149.6 million in the 2022 fiscal year to RMB19.9 million (US$2.9 million) for the fiscal year 2023, primarily attributable to the decrease of RMB71.0 million in staff costs, and RMB38.0 million in rental, utilities and maintenance costs for the learning centers, resulting from the closure of our learning centers and the decrease of number of teachers due to ceased K9 Academic AST by the end of 2021.

Gross Profit

As a result of the foregoing, our gross profit was RMB100.6 million and RMB14.3 million (US$2.1 million) for the 2022 and 2023 fiscal year, respectively. Our gross margin was 40.2% and 41.8% for the 2022 and 2023 fiscal year, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 46.9% from RMB85.3 million in the 2022 fiscal year to RMB45.3 million (US$6.5 million) for the 2023 fiscal year, primarily due to the decrease in staff costs of our administrative personnel, resulting from the closure of our learning centers due to ceased K9 Academic AST by the end of 2021.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 78.8% from RMB22.0 million in the 2022 fiscal year to RMB4.7 million (US$0.7 million) in the 2023 fiscal year, primarily because we made our last funding commitments accrual to ECNU in the 2022 fiscal year.

Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and loss from equity method investments was RMB32.5 million (US$4.7 million) in the 2023 fiscal year, compared to the RMB60.1 million in the 2022 fiscal year.

Net Loss

As a result of the foregoing, we recorded net loss of RMB118.7 million and RMB33.5 million (US$4.8 million) in the 2022 and 2023 fiscal year, respectively.

Year Ended February 28, 2022 Compared to Year Ended February 28, 2021

Revenue

Our total revenue decreased from RMB280.3 million in the 2021 fiscal year to RMB250.2 million for the 2022 fiscal year, primarily due to the decrease of RMB32.7 million in revenue generated from learning services, resulting from ceased K9 Academic AST by the end of 2021, partially offset by the increase of RMB1.6 million in revenue generated from study camp and learning trip as we rollout study camp programs in addition to learning trips, and also the increase of RMB 1.8 million in learning technology and content solutions.

Cost of Revenue

Our total cost of revenue decreased by 11.4% from RMB168.8 million in the 2021 fiscal year to RMB149.6 million for the 2022 fiscal year , primarily attributable to the decrease of RMB11.4 million in rental, utilities and maintenance costs for the learning centers, and RMB7.6 million in staff costs, resulting from the closure of learning centers and the decrease of number of teachers due to ceased K9 Academic AST by the end of 2021.

Gross Profit

As a result of the foregoing, our gross profit was RMB100.6 million for the fiscal year 2022, compared with RMB111.5 million in the same period of last year. Gross margin was 40.2% for the 2022 fiscal year, compared with 39.8% in the 2021 fiscal year.

General and Administrative Expenses

Our general and administrative expenses decreased by 27.1% from RMB117.0 million for the fiscal year of 2021 to RMB85.3 million for the fiscal year of 2022, primarily because a significant part of the share-based compensation for our administrative personnel was fully vested in the fiscal year 2021.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 28.8% from RMB31.0 million for the 2021 fiscal year to RMB22.0 million for the 2022 fiscal year, primarily due to a decrease of RMB10 million in our funding commitment accrual to ECNU.

Impairment loss on intangible assets and goodwill

We had impairment loss on intangible assets and goodwill of RMB44.6 million in the 2022 fiscal year, as we ceased to offer K9 Academic AST by the end of 2021.

Impairment loss on other long-lived assets

We had impairment loss on other long-lived assets was RMB7.9 million in the 2022 fiscal year, as we ceased to offer K9 Academic AST by the end of 2021.

Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and loss from equity method investments was RMB60.1 million in the 2022 fiscal year, compared to the RMB19.3 million in the 2021 fiscal year.

Income Tax Expense

Our income tax expense increased from RMB4.8 million in the 2021 fiscal year to RMB21.8 million in the 2022 fiscal year, mainly due to the recognition of valuation allowance in deferred tax expenses as we ceased to offer K9 Academic AST services by the end of 2021.

Net Loss

As a result of the foregoing, we recorded net loss of RMB27.9 million and RMB118.7 million in the 2021 and 2022 fiscal year, respectively.

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

The table below sets forth a reconciliation of our net loss to adjusted net income (loss) for the periods indicated:

	For the Years Ended February 28
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(27,886)	(118,732)	(33,488)	(4,830)
Add: share-based compensation expenses (net of tax effect of nil)	27,513	9,002	3,168	457
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(2,148)	(1,106)	(1,927)	(278)
Add: impairment loss on intangible assets and goodwill (net of tax effect of nil)	—	44,562	—	—
Add: impairment loss on long-lived assets (net of tax effect of nil)	—	7,871	—	—
Adjusted net loss (non-GAAP)	(2,521)	(58,403)	(32,247)	(4,651)

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28, 2021, 2022 and 2023, we had RMB378.4 million, RMB262.4 million and RMB175.7 million (US$25.3 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiaries and the VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of the VIEs without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2023, total restricted net assets were RMB111.5 million (US$16.1 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended February 28
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	31,124	(91,321)	(25,493)	(3,678)
Net cash (used in) provided by investing activities	(68,004)	4,297	(96,702)	(13,948)
Net cash provided by (used in) financing activities	198	(25,555)	(838)	(121)
Effect of foreign exchange rate changes	(16,460)	(3,932)	27,389	3,950
Net decrease in cash, cash equivalents and restricted cash	(53,142)	(116,511)	(95,644)	(13,797)
Cash, cash equivalents and restricted cash at beginning of the year	442,355	389,213	272,702	39,337
Cash, cash equivalents and restricted cash at end of the year	389,213	272,702	177,058	25,540

Operating Activities

Net cash used in operating activities amounted to RMB25.5 million (US$3.7 million) in the 2023 fiscal year. It reflected the net loss of RMB33.5 million (US$4.8 million), primarily adjusted by:(i) increase in amounts due from related parties of RMB8.2 million (US$1.2 million), (ii) decrease in accrued expenses and other current liabilities of RMB7.6 million (US$1.1 million), and (iii) decrease in operating lease liabilities of RMB2.1 million (US$0.3 million); partially offset by (i) decrease in other receivables, deposits and other assets of RMB3.9 million (US$0.6 million), (ii) share-based compensation of RMB3.2 million (US$0.5 million), (iii) decrease in other non-current assets of RMB3.0 million (US$0.4 million), (iv) depreciation of property and equipment of RMB2.8 million (US$0.4 million), (v) noncash lease expenses of RMB3.0 million (US$0.4 million) and (vi) increase in income tax payable of RMB2.4 million (US$0.4 million).

Net cash used in operating activities amounted to RMB91.3 million in the 2022 fiscal year. It reflected the net loss of RMB118.7 million, primarily adjusted by: (i) deferred revenue of RMB66.1 million, (ii) changes in operating lease liabilities of RMB59.8 million, (ii) other receivables, deposits and other assets of RMB11.9 million, (iv) gain from disposal of liabilities and a subsidiary of RMB4.0 million, and (v) accrued expenses and other current liabilities f RMB3.1 million; partially offset by: (i) loss from goodwill impairment of RMB42.3 million, (ii) noncash lease expenses of RMB39.5 million, (iii) loss from equity method investments, net of taxes of RMB36.8 million, (iv) deferred income taxes of RMB14.4 million, (v) share-based compensation of RMB9.0 million, (vi) depreciation of property and equipment of RMB8.5 million, (vii) loss from property and equipment impairment of RMB7.9 million, (viii) provision for credit losses of RMB6.9 million, (ix) income tax payable of RMB4.6 million, and (x) loss from intangible assets impairment of RMB2.3 million.

Net cash provided by operating activities amounted to RMB31.1 million in the 2021 fiscal year. It reflected the net loss of RMB27.9 million, primarily adjusted by noncash lease expenses of RMB54.5 million, share-based compensation of RMB27.5 million, depreciation of property and equipment of RMB13.8 million and accrued expenses and other current liabilities of RMB11.9 million, partially offset by changes in operating lease liabilities of RMB57.9 million.

Investing Activities

Net cash used in investing activities amounted to RMB96.7 million (US$13.9 million) in the 2023 fiscal year. This was primarily attributable to purchases of short-term investments under fair value of RMB175.8 million (US$25.4 million), purchases of long-term investments under fair value of RMB145.9 million (US$21.0 million), purchase of short-term investments of RMB29.3 million (US$4.2 million), payments to long-term investments of RMB13.5 million (US$ 1.9 million), and purchases of property and equipment of RMB8.7 million (US$1.2 million), offset by the proceeds from maturity of investments of RMB276.6 million (US$39.9 million).

Net cash provided by investing activities amounted to RMB4.3 million in the 2022 fiscal year. This was primarily attributable to proceeds from maturity of investments under fair value of RMB128.1 million, partially offset by the purchase of short-term investments of RMB89.5 million and the payments to long-term investments of RMB14.0 million.

Net cash used in investing activities amounted to RMB68.0 million in the 2021 fiscal year. This was primarily attributable to the purchase of investments under fair value of RMB175.8 million, the payments to long-term investment of RMB44.4 million, and the payments to short-term investments of RMB31.0 million, partially offset by proceeds from maturity of investments under fair value of RMB192.9 million.

Financing Activities

Net cash used by financing activities amounted to RMB0.8 million (US$0.1 million) in the 2023 fiscal year. This was primarily attributable to repayment on related parties loans of RMB0.6 million (US$0.1 million).

Net cash used by financing activities amounted to RMB25.6 million in the 2022 fiscal year. This was primarily attributable to repurchase of ordinary shares of RMB27.8 million and partially offset by the contribution from non-controlling interests of RMB3.6 million.

Net cash provided in financing activities amounted to RMB0.2 million in the 2021 fiscal year. This was primarily attributable to proceeds from related parties loans of RMB0.1 million.

Material Cash Requirements

Our material cash requirements as of February 28, 2023 primarily include our working capital needs, capital expenditures, lease obligations, capital commitment, and long-term investment obligations.

Our capital expenditures amounted to RMB10.4 million, RMB10.0 million and RMB8.7 million (US$1.2 million) in the 2021, 2022, 2023 fiscal year, respectively. Our capital expenditures were primarily related to leasehold improvements and development of study camps.

The following table sets forth our contractual obligations as of February 28, 2023.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	5,685	821	4,386	1,299	—	—
Long-term investment obligations	17,500	2,524	17,500	—	—	—
Capital commitments	5,826	840	5,826	—	—	—
Total	29,011	4,185	27,712	1,299	—	—

The capital commitments were solely related to contracts signed with vendors for camps construction by us and are expected to be paid in one year.

Our long-term investment obligations represent obligations in connection with several investments as of February 28, 2023. As of February 28, 2023, the payment due within one year and thereafter for our long-term investment obligations amounted to RMB17.5 million (US$2.5 million).

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2023.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. In the 2023 fiscal year, Shanghai Fuxi received service fees of RMB1.3 million (US$0.2 million) from the VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our WFOE may receive service fees from the VIEs and we may rely on dividends from our WFOE and other PRC subsidiaries for our cash needs in the future. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. The VIEs in the PRC contributed 100%, 100% and 97.6% of our consolidated revenue for the years ended February 28, 2021, 2022 and 2023, respectively.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2023, 30.9% of our total assets were located in the PRC, 62.0% of our total assets were located in the Cayman Islands and 7.1% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) the VIEs in the PRC for the periods indicated as a percentage of total assets:

	Assets
	As of February 28
	2021	2022	2023
Our Company and our subsidiaries
Four Seasons Education Cayman	43.4%	55.8%	62.0%
Four Seasons Education HK and other subsidiaries	6.0%	9.6%	7.1%
Shanghai Fuxi	11.3%	13.7%	13.9%
Our variable interest entities	39.3%	20.9%	17.0%
Total assets	100.0%	100.0%	100.0%

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

Intellectual Property

See “Item 4. Information on the Company ⸺ B. Business Overview ⸺ Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	61	Chairman
Yi Zuo	48	Director and Chief Executive Officer
Shaoqing Jiang	49	Director
Zongwei Li	51	Independent Director
Bing Yuan	55	Independent Director

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

Zongwei Li has served as our independent director since November 2017. Mr. Li has served as chief financial officer of Linmon Media Limited since November 2022, a drama producing and distributing company listed on the Hong Kong Stock Exchange. He served as a managing director of Sailing Capital, a private equity fund, from June 2014 to March 2019. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li is also currently an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a nonpracticing certified member of China institute of Certified Public Accountants. His business address is 36/F, CITIC Plaza, 859 North Sichuan Road, Shanghai 200085, China.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended February 28, 2023, we paid an aggregate of RMB2.5 million (US$0.4 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

On June 1, 2023, we modified the exercise price to US$2.0 for a total number of 1,155,000 share options previously granted to independent directors, executive officers and employees on July 3, 2018, June 30, 2019 and February 5, 2021. All other terms of the share options granted remain unchanged.

On June 1, 2023, we granted 100,000 share options to employees with a ten-year life and vest ratably at each grant date anniversary over a period of four years.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 28, 2023:

Functions	Number of Employees
Teachers	76
Learning center student services	12
General and administration	61
Sales, marketing and business development	18
Total	167

We had a total of 286 and 716 employees as of February 28, 2022 and 2021, respectively.

We generally enter into standard employment agreements with our management and our educational content development personnel. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this annual report.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our ordinary shares; and
•
each selling shareholder.

The calculations in the table below are based on 21,188,955 ordinary shares outstanding as of May 31, 2023, excluding 2,913,028 ordinary shares repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number**	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	9,584,901	44.4
Yi Zuo(2)	1,299,012	5.9
Shaoqing Jiang	-	-
Zongwei Li	*	*
Bing Yuan	-	-
All directors and executive officers as a group	10,908,913	51.5
Principal Shareholders:
Peiqing Tian(1)	9,584,901	44.4
Chengwei Capital HK Limited(3)	3,133,333	14.8
Theodore Walker Cheng-De King(4)	2,219,820	10.5
Jun Guo(5)	2,100,000	9.9
Yi Zuo(2)	1,299,012	5.9

* Beneficially owns less than 1% of our outstanding shares.

** In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1)
Consists of 8,809,451 ordinary shares held by Four Season Education Holdings Limited and 375,450 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 400,000 ordinary shares underlying options vested within 60 days after the date of May 31, 2023 held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
(2)
Consists of 272,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company, and 35,000 ordinary shares held in the form of ADSs, and 991,790 ordinary shares underlying options vested within 60 days after the date of May 31, 2023 held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
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
(4)
Consists of 2,219,820 ordinary shares held in the form of ADSs by Sutro Park Ltd., a British Virgin Islands company. Mr. Theodore Walker Cheng-De King is the sole shareholder of Sutro Park Ltd. Mr. King's business address is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.
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

As of May 31, 2023, the number of our ordinary shares issued and outstanding was 21,188,955, excluding 2,913,028 ordinary shares repurchased by the Company, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 28, 2023.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2023 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

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

Contractual Arrangements with The VIEs, Their Shareholders and Us

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among The VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We charged service fee for the copyright use of our self-developed book series and purchased printing service for the self-developed book series from East China Normal University Electronic and Audio-visual Publishing House ("ESNU Publishing") , a wholly-owned subsidiary of the non-controlling shareholder of us. For the 2021, 2022 and 2023 fiscal years, we entered into transactions of an aggregate of approximately nil, nil, and RMB0.5 million (US$0.1 million), respectively, to purchase services from ESNU Publishing. The amounts of transactions that we entered into with others were approximately RMB3.8 million, nil and RMB0.1 million (US$ 0.02 million) for the 2021, 2022 and 2023 fiscal years, respectively.

Services Provided to Related Parties

We provide services to Shanghai Four Season Online School ("SHFSOS"), which is sponsored by Shanghai Jiaxin Travel Agency, an entity controlled by Mr. Tian Peihua, brother of Mr. Tian Peiqing, Chairman of the Company. We entered into transactions of an aggregate of approximately nil, nil and RMB7.4 million (US$1.1 million) to provide course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, in the 2021, 2022 and 2023 fiscal year, respectively. The amounts of transactions that we entered into with others were approximately RMB2.5 million, RMB0.9 million and RMB0.3 million (US$ 0.04 million) for the 2021, 2022 and 2023 fiscal years, respectively.

Related Party leases

We recognized lease expenses of RMB0.1 million, RMB0.1 million and RMB0.1million (US$0.01 million) in the 2021, 2022 and 2023 fiscal year, respectively.

Gain from disposal of liabilities and a subsidiary

Due to the change in regulations, we ceased offering K9 Academic AST services at the end of 2021. We disposed the deferred revenue related to K9 Academic AST services that we received in advance from the students for the unconsummated lessons to Jiaxin Travel’s sponsored not-for profit entities with a consideration at RMB7.5 million. After disposal, all the rights and obligations related to the contracts of unconsummated lessons were transferred to Jiaxin Travel. We recognized gain of RMB0.8 million from the transaction.

In December 2021, we disposed its entire equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Jiaxin Travel. No other form of consideration was received. The disposal was effected by the change of sponsor of Dangdai on December 31, 2021. Dangdai was in a net liability position at the time of disposal, and Jiaxin assumed all its liabilities, which led to the group recognizing a gain on disposal of RMB3.2 million. The disposal was not a strategic shift of the business and would not have a major impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 and traded under the symbol “FEDU.” Each ADS represents ten ordinary share as of February 28, 2023.

On June 21, 2022, we changed the ratio of our ADS representing our ordinary shares from two ADSs representing one ordinary share to one ADS representing ten ordinary shares. The change in the ADS ratio had the same effect as one-for-twenty reverse ADS split. There was no change to the underlying ordinary shares, and no ordinary shares was issued or cancelled in connection with the change in ADS ratio.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” provided certain conditions are met, including (1) we are neither a passive foreign investment company nor treated as such with respect to you in the taxable year in which the dividend is paid or the preceding taxable year, (2) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (3) certain holding period and other requirements are met. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 28, 2023.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2023.

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

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. As previously noted, we believe that we were a PFIC for our taxable year ended February 28, 2023. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

As of February 28, 2023, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB70.6 million (US$10.2 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2023, would result in a decrease of US$1.0 million in cash, cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents ten Class A ordinary shares, are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas is the depositary of our ADS program. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

For the period from the effective date of the registration statement on Form F-1 to February 28, 2023, we have used US$38.9 million of our proceed from the offering, of which US$20.0 million was paid in connection with our dividend paid in 2019, US$8.3 million was paid in connection with our share repurchase, US$5.8 million was paid in connection with equity investments and US$4.8 million was used for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of February 28, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, due to the presence of the material weakness that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2023, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was ineffective due to the presence of a material weakness as of February 28, 2023.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of auditing our consolidated financial statements for the years ended February 28, 2021, 2022 and 2023, we and our independent registered public accounting firms identified a material weakness in the design or operation of internal controls, that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. This could adversely affect our ability to record, process, summarize, and report financial data.

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

	For the Years Ended February 28
	2021	2022	2023
	USD	USD	USD
	(in thousands)
Audit fees(1)	830	653	480
Tax fees(2)	—	—	—

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 18, 2022, the Board of Directors authorized a share repurchase program under which the Company is authorized to repurchase its own ordinary shares in the form of ADS with an aggregate value of up to US$5 million during the next twelve-month period (the “Program”). Pursuant to the Program, share purchases will be made by the Company from time to time through the open market and in privately negotiated transactions at prevailing market prices, depending on the market conditions and other considerations. The share repurchases will be carried out in a manner in compliance with Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein.

The following table summarizes the details of the repurchases made in accordance with the Program during the year ended February 28, 2023.

Period	Total number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
January 2023	2,433	7.96	19,378	4,980,622
February 2023	2,526	8.66	21,865	4,958,757
Total	4,959		41,243

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 3, 2021, we engaged Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended February 28, 2022. MarcumAsia replaced Deloitte, whose engagement was terminated by us on December 3, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Deloitte.

Deloitte's report on the consolidated financial statements as of and for the year ended February 28, 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended February 28, 2021, and any subsequent interim period through our dismissal of Deloitte on December 3, 2021, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) other than the material weakness reported in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on July 2, 2021.

We provided a copy of this disclosure in Item 16F to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 28, 2023, is filed herein as Exhibit 15.5.

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

ITEM 16J. INSIDER TRADING POLICIEs

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
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2019 (incorporated by reference to Exhibit 4.14 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 25, 2019)

4.15

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on July 2, 2021)

4.16

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on July 2, 2021)

4.17

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.17 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.18

English Translation of Exclusive Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.18 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.19

English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.19 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.20

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.21

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.21 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.22

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.22 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.23*	English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021
4.24*	English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021
8.1*	List of major subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

12.1**	Certification by the Group Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by the Group Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Group Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as dopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Fangda Partners regarding certain PRC law matters
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Director

Date: June 28, 2023

[Signature Page to Form 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”) as of February 28, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholder’s equity and cash flows for each of the years in the two-year period ended February 28, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment on Long-Lived Assets

Critical Audit Matter Description

Long-lived assets, primarily, property and equipment, intangible assets with finite lives, and operating lease right-of-use assets. As explained in Note 2 to the consolidated financial statements, the Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amounts may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts.

As described in Note 5, Note 6, and Note 15 to the consolidated financial statements, the Company performed impairment analysis on the property and equipment, intangible assets, and operating lease right-of-use assets, and no impairment loss was recorded during the year ended February 28, 2023.

The Company’s impairment analysis involved a high degree of subjectivity, including the projection of future cash flows. The significant assumptions used in calculating projected future cash flows include useful lives of long-lived assets, revenue projection and revenue growth rates, cost of revenue projection and operating margins. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to forecasts of future cash flows, and assessing the audit evidence is also complex.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

- evaluating the Company’s impairment assessment methodology and process;

- assessing the reasonableness of management’s forecasts by testing the completeness, accuracy, and relevance of underlying data;

- corroborating the significant assumptions, including useful lives of long-lived assets, revenue projection and revenue growth rates, cost of revenue projection and operating margins, with historical data and evidence obtained to support future projection.

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

(Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor since 2021.

New York, NY

June 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows of Four Seasons Education (Cayman) Inc. and its subsidiaries (the “Company”) for the year ended February 28, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, results of operations and cash flows of the Company for the year ended February 28, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of
		February 28, 2022	February 28, 2023
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		262,429	175,696	25,344
Accounts receivable, net of allowance for credit losses of RMB215 as of both February 28, 2022 and 2023		2,037	887	128
Other receivables, deposits and other assets, net of allowance for credit losses of RMB5,052 and RMB5,852 as of February 28, 2022 and 2023, respectively		11,979	7,306	1,055
Amount due from related parties, net of allowance for credit losses of RMB332 and RMB971 as of February 28, 2022 and 2023, respectively	14	3,534	11,127	1,605
Short-term investments	4	89,544	24,332	3,510
Short-term investments under fair value	4		156,639	22,595
Long-term investments under fair value - current	4	156,459	135,201	19,502
Total current assets		525,982	511,188	73,739
Non-current assets
Restricted cash		10,273	1,362	196
Property and equipment, net	5	8,643	13,979	2,016
Operating lease right-of-use assets	15	35,482	29,379	4,238
Intangible assets, net	6	3,265	2,476	357
Deferred tax assets	12	869	601	87
Long-term investments, net	8	14,000	27,500	3,967
Long-term investment under fair value - non-current	4	—	13,583	1,959
Other non-current assets		4,019	972	140
Total non-current assets		76,551	89,852	12,960
TOTAL ASSETS		602,533	601,040	86,699

LIABILITIES (including amounts of the consolidated VIEs without recourse to Four Seasons Education (Cayman) Inc. See Note 2)
Current liabilities
Amounts due to related parties	14	883	867	125
Accrued expenses and other current liabilities	9	68,289	59,542	8,589
Operating lease liabilities - current	15	3,185	2,531	365
Income tax payable		14,722	17,171	2,477
Deferred revenue		6,492	7,269	1,049
Total current liabilities		93,571	87,380	12,605

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of
		February 28, 2022	February 28, 2023
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Deferred tax liabilities	12	725	575	83
Operating lease liabilities - non-current	15	5,743	1,195	172
Total non-current liabilities		6,468	1,770	255
TOTAL LIABILITIES		100,039	89,150	12,860
Commitments and contingencies	16

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 21,238,806 and 21,189,215 shares issued and outstanding as of February 28, 2022 and 2023, respectively)		14	14	2
Additional paid-in capital		777,023	780,191	112,541
Treasury shares (2,863,117 and 2,912,768 shares as of February 28, 2022 and 2023, respectively)	10	(55,693)	(55,931)	(8,068)
Accumulated deficit		(252,634)	(282,300)	(40,721)
Accumulated other comprehensive (loss) income		(22,768)	15,758	2,273
Shareholders’ equity		445,942	457,732	66,027
Non-controlling interests		56,552	54,158	7,812
Total equity		502,494	511,890	73,839
TOTAL LIABILITIES AND EQUITY		602,533	601,040	86,699

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the Years Ended
		February 28,	February 28,	February 28,
		2021	2022	2023
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue
---Revenue from third parties		277,806	249,274	26,556	3,831
---Revenue from related parties		2,476	949	7,660	1,105
Total Revenue	2(q)	280,282	250,223	34,216	4,936
Cost of revenue		(168,832)	(149,615)	(19,922)	(2,874)

Gross profit		111,450	100,608	14,294	2,062

General and administrative expenses		(116,972)	(85,298)	(45,291)	(6,533)
Sales and marketing expenses		(30,953)	(22,045)	(4,668)	(673)
Lease termination loss		—	(7,046)	—	—
Impairment loss on intangible assets and goodwill		—	(44,562)	—	—
Impairment loss on other long-lived assets		—	(7,871)	—	—

Operating loss		(36,475)	(66,214)	(35,665)	(5,144)
Subsidy income		11,898	2,298	1,412	204
Gain from disposal of liabilities and a subsidiary	14	—	4,048	—	—
Interest income, net		3,403	3,230	2,284	329
Other income (expenses), net		1,900	(3,501)	(526)	(76)

Loss before income taxes and loss from equity method investments		(19,274)	(60,139)	(32,495)	(4,687)

Income tax expense	12	(4,760)	(21,843)	(993)	(143)
Loss from equity method investments		(3,852)	(36,750)	—	—

Net loss		(27,886)	(118,732)	(33,488)	(4,830)
Less: Net income (loss) attributable to non-controlling interests		310	(5,270)	(3,822)	(551)
Net loss attributable to Four Seasons Education (Cayman) Inc.		(28,196)	(113,462)	(29,666)	(4,279)
Net loss per ordinary share:
- Basic	13	(1.22)	(5.04)	(1.40)	(0.20)
- Diluted	13	(1.22)	(5.04)	(1.40)	(0.20)

Weighted average shares used in calculating net loss per ordinary share:
- Basic	13	23,131,195	22,491,122	21,234,763	21,234,763
- Diluted	13	23,131,195	22,491,122	21,234,763	21,234,763

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(27,886)	(118,732)	(33,488)	(4,830)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(39,380)	(9,479)	38,526	5,557
Comprehensive (loss) income	(67,266)	(128,211)	5,038	727
Less: Comprehensive income (loss) attributable to non-controlling interests	310	(5,270)	(3,822)	(551)
Comprehensive (loss) income attributable to Four Seasons Education (Cayman) Inc.	(67,576)	(122,941)	8,860	1,278

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. shareholders' equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at February 29, 2020 in RMB	23,131,195	15	970,788	(27,899)	742,637	(110,094)	26,091	630,750	44,202	674,952
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1,374	1,374
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	11,776	11,776
Share-based compensation	—	—	—	—	27,513	—	—	27,513	—	27,513
Net loss for the year	—	—	—	—	—	(28,196)	—	(28,196)	310	(27,886)
Foreign currency translation adjustments	—	—	—	—	—	—	(39,380)	(39,380)	—	(39,380)
VIE deconsolidation	—	—	—	—	(2,000)	—	—	(2,000)	—	(2,000)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	39	39
Balance at February 28, 2021 in RMB	23,131,195	15	970,788	(27,899)	768,150	(138,290)	(13,289)	588,687	57,701	646,388
Contribution from non-controlling interests	—	—	—	—	(480)	—	—	(480)	4,110	3,630
Share-based compensation	—	—	—	—	9,002	—	—	9,002	—	9,002
Net loss for the year	—	—	—	—	—	(113,462)	—	(113,462)	(5,270)	(118,732)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,479)	(9,479)	—	(9,479)
Repurchase of ordinary shares (Note 10)	(1,892,389)	(1)	1,892,389	(27,794)	—	—	—	(27,795)	—	(27,795)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	11	11
Reconsolidation of previously deconsolidated VIE	—	—	—	—	351	—	—	351	—	351
Dividend to non-controlling interests	—	—	—	—	—	(882)	—	(882)	—	(882)
Balance at February 28, 2022 in RMB	21,238,806	14	2,863,177	(55,693)	777,023	(252,634)	(22,768)	445,942	56,552	502,494
Deregistration of subsidiaries	—	—	—	—	—	—	—	—	1,428	1,428
Repurchase of ordinary shares (Note 10)	(49,591)	(0)	49,591	(238)	—	—	—	(238)	—	(238)
Net loss for the year	—	—	—	—	—	(29,666)	—	(29,666)	(3,822)	(33,488)
Share-based compensation	—	—	—	—	3,168	—	—	3,168	—	3,168
Foreign currency translation adjustments	—	—	—	—	—	—	38,526	38,526	—	38,526
Balance at February 28, 2023 in RMB	21,189,215	14	2,912,768	(55,931)	780,191	(282,300)	15,758	457,732	54,158	511,890
Balance at February 28, 2023 in USD (Note 2)	21,189,215	2	2,912,768	(8,068)	112,541	(40,721)	2,273	66,027	7,812	73,839
The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net loss for the year	(27,886)	(118,732)	(33,488)	(4,830)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	27,513	9,002	3,168	457
Provision for credit losses	—	6,881	1,438	207
Depreciation of property and equipment	13,754	8,458	2,802	404
Noncash lease expenses	54,466	39,476	2,960	427
Loss of disposal of property and equipment	416	954	315	45
Loss from property and equipment impairment	—	7,871	—	—
Amortization of intangible assets	1,949	1,719	789	114
Loss from intangible assets impairment	—	2,255	—	—
Loss from equity method investments, net of taxes	3,852	36,750	—	—
Loss from goodwill impairment	—	42,307	—	—
Fair value change of investments	(2,148)	1,106	1,927	278
Gain from disposal of liabilities and a subsidiary	(2,087)	(4,048)	—	—
Loss from deregistration of subsidiaries	—	—	458	66
Deferred income taxes	(3,271)	14,436	118	17
Changes in operating assets and liabilities and other, net:
Accounts receivable	1,008	(1,677)	1,150	166
Amounts due from related parties	(515)	(332)	(8,231)	(1,187)
Other receivables, deposits and other assets	8,091	(11,920)	3,873	558
Other non-current assets	(91)	(1,737)	3,047	440
Changes in operating lease liabilities	(57,938)	(59,801)	(2,059)	(297)
Amounts due to related parties	587	396	584	84
Accrued expenses and other current liabilities	11,912	(3,148)	(7,570)	(1,092)
Income tax payable	(2,159)	4,577	2,449	353
Deferred revenue	3,671	(66,114)	777	112
Net cash provided by (used in) operating activities	31,124	(91,321)	(25,493)	(3,678)
Cash flows from investing activities
Purchases of property and equipment	(10,441)	(9,876)	(8,659)	(1,249)
Purchases of intangible assets	—	(120)	—	—
Acquisition of businesses, net of cash acquired	854	(422)	—	—
Payments to long-term investments	(44,481)	(14,000)	(13,500)	(1,947)
Purchases of short-term investments	(31,000)	(89,544)	(29,349)	(4,234)
Purchases of short-term investments under fair value	—	—	(175,849)	(25,365)
Purchases of long-term investments under fair value	(175,820)	—	(145,910)	(21,047)
Proceeds from maturity of investments	192,884	128,136	276,565	39,894
Loans to related parties	—	(588)	—	—
VIE consolidation	—	100	—	—
Disposal of liabilities	—	(7,500)	—	—
Disposal of a subsidiary	—	(1,889)	—	—
Net cash (used in) provided by investing activities	(68,004)	4,297	(96,702)	(13,948)

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28	February 28	February 28
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Contribution from non-controlling interests	90	3,630	—	—
Proceeds from related parties loans	100		—	—
Repayment on related parties loans	—	(508)	(600)	(87)
Net proceeds from options exercised	8	—	—	—
Repurchase of ordinary shares	—	(27,795)	(238)	(34)
Dividends paid to non-controlling interests	—	(882)	—	—
Net cash provided by (used in) financing activities	198	(25,555)	(838)	(121)
Effect of foreign exchange rate changes	(16,460)	(3,932)	27,389	3,950
Net decrease in cash, cash equivalents and restricted cash	(53,142)	(116,511)	(95,644)	(13,797)
Cash, cash equivalents and restricted cash at beginning of the year	442,355	389,213	272,702	39,337
Cash, cash equivalents and restricted cash at end of the year	389,213	272,702	177,058	25,540
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	378,358	262,429	175,696	25,344
Restricted cash	10,855	10,273	1,362	196
Total cash, cash equivalents and restricted cash	389,213	272,702	177,058	25,540
Supplemental disclosure of cash flow information:
Income taxes paid	10,189	3,315	156	23
Cash paid for amounts included in measurement of lease liabilities	59,547	39,013	4,516	651
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	51,434	30,259	2,491	359
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	302	326	120	17
Non-cash contribution from non-controlling interests	11,686	—	—	—

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

On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi", or "WFOE") in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment"), Shanghai Luoliang Network Technology Co., Ltd. ("Shanghai Luoliang", previously named as Shanghai Four Seasons Education and Training Co., Ltd.) (the "VIEs") and its subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs.

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

On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring K-9 Academic AST Institutions to complete registration as non-profit by the end of 2021, and K-9 Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees (the “Regulations”).

To comply with the Opinion and the Regulations, the Company performed business restructuring and organizational adjustments, including ceasing offering tutoring services related to academic subjects to students from kindergarten through grade nine (the “K9 Academic AST Services”) by the end of 2021 in mainland China (“Business Restructuring”), disposing the deferred revenue of unconsummated lessons related to K-9 Academic AST services and disposing its 100% equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Shanghai Jiaxin Travel Agency (“Jiaxin Travel”) with nil consideration at the end of 2021 (Note 14).

As of February 28, 2023, details of the Company’s major subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as of February 28, 2022	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Consulting service
Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd. ("Wuyuan Sijijiaozhong")	December 20, 2022	Jiangxi	100%	Consulting service
Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. (“Wuyuan Siji Gongda”)	May 28, 2021	Jiangxi	100%	Education service
Variable interest entities:
Shanghai Luoliang Network Technology Co., Ltd. ("Shanghai Luoliang")(1)	March 12, 2014	Shanghai	100%	Education service
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment") (2)	March 13, 2007	Shanghai	100%	Investment holding
VIE's subsidiaries:
Four Seasons Class Training Co., Ltd. ("Four Seasons Class")	September 1, 2016	Shanghai	100%	Education service
Shanghai Tongfang Technology Further Education School ("Tongfang School")	May 16, 2013	Shanghai	100%	Education service
Wufeng Siji Xuezhi Education Management Co., Ltd. (“Wufeng Siji Xuezhi”)	October 19, 2021	Hubei	60%	Education service
Shexian Siji Xingzhi Culture Development Co., Ltd. (“Shexian Siji Xingzhi”)	November 11, 2021	Jiangxi	100%	Education service
Shanghai Huangpu Fantasy Further Education School ("Fantasy School")	September 1, 2018	Shanghai	51%	Education service
Shanghai Jing'an Four Seasons Intellectual Sports Club ("Four Seasons Intellectual Sports")	June 15, 2018	Shanghai	100%	Education service
Chongqing Jingzhan Technology Training Center Co., Ltd. (“Chongqing Jingzhan”)	September 1, 2018	Chongqing	51%	Education service
(1)
On October 10, 2022, Shanghai Four Seasons Education and Training Co., Ltd. changed its name to Shanghai Luoliang Network Technology Co., Ltd.
(2)
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

	As of
	February 28,	February 28,
	2022	2023
	RMB	RMB	USD
ASSETS
Total current assets	64,735	54,382	7,845
Total non-current assets	61,160	47,576	6,863
TOTAL ASSETS	125,895	101,958	14,708

LIABILITIES
Amount due to related parties	883	867	125
Accrued expenses and other current liabilities	64,449	56,009	8,079
Operating lease liabilities-current	2,626	2,067	298
Income tax payable	12,339	13,963	2,014
Deferred revenue	6,492	7,269	1,049
Total current liabilities	86,789	80,175	11,565
Deferred tax liabilities	725	575	83
Operating lease liabilities-non-current	5,152	859	124
Total non-current liabilities	5,877	1,434	207
TOTAL LIABILITIES	92,666	81,609	11,772

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
	RMB	RMB	RMB	USD
Total revenue	280,282	250,223	33,381	4,815
Operating loss	(13,652)	(63,619)	(12,688)	(1,830)
Net loss	(5,529)	(80,976)	(11,077)	(1,598)
Net cash provided by (used in) operating activities	43,753	(53,288)	(73,927)	(10,664)
Net cash (used in) provided by investing activities	(33,758)	(2,294)	4,841	698
Net cash provided by financing activities	198	4,240	44,640	6,439

The VIEs contributed 100%, 100% and 97.6% of the Group's consolidated revenue for the years ended February 28, 2021, 2022 and 2023, respectively. As of February 28, 2022 and 2023, the VIEs accounted for an aggregate of 20.9% and 17.0% respectively, of the audited consolidated total assets, and 92.6% and 91.5% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, short-term investments and long-term investments under fair value.

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

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 28, 2021, 2022 and 2023:

	For the Years Ended
	February 28,		February 28,		February 28,
	2021		2022		2023
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 5)	—	—	—	7,871	—	—	—	—
Intangible assets, net (Note 6)	—	—	—	2,255	—	—	—	—
Goodwill (Note 7)	—	—	—	42,307	—	—	—	—

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and contract assets, other receivables, short-term investments (term deposits and wealth management products), amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

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

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive (loss) income.

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB86,019 and RMB70,628 (US$10,188) as of February 28, 2022 and 2023, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollar as of and for the year ended February 28, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9325, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2023, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value. The Group’s cash and cash equivalents was RMB262,429 and RMB175,696 (US$ 25,344) as of February 28, 2022 and 2023, respectively.

(j) Allowance for credit losses

The Group has developed a current expected credit loss ("CECL") model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. The balance of allowance for accounts receivable, other receivables, deposits and other assets and amount due from related parties was RMB5,599 and RMB7,038(US$1,015) as of February 28, 2022 and 2023, respectively. Balances are written off when determined to be uncollectible.

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

Wealth management products were mainly deposits placed with financial institutions with original maturities greater than three months but less than one year. Wealth management products and term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will maturity within one year are recorded as short-term investments in the consolidated balance sheets.

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, floating rate notes, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term investments under fair value and long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other income (expense), net in the consolidated statements of operations. Income of RMB2,148, and loss of RMB1,106 and RMB 1,927 (US$278) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2021, 2022 and 2023, respectively.

The Group accounts for investment in equity securities that are in-substance common stocks and over which the Group can exercise significant influence but holds no controlling interest under equity method of accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive (loss) income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. As a result of the impairment analysis, the Group did not record any impairment for the years ended February 28, 2021, February 28, 2023, and the impairment loss for the year ended February 28, 2022 was RMB35,584.

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

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized nil, RMB7,871 and nil impairment loss of property and equipment during the years ended February 28, 2021, 2022 and 2023, respectively. The Group recognized nil, RMB2,255 and nil impairment loss on intangible assets during the years ended February 28, 2021, 2022 and 2023, respectively.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is assessed annually for impairment (February 28 for the Group), or if indicator noted for goodwill impairment. The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. All goodwill generated from acquisitions was allocated to the one reporting unit: Four Seasons Education reporting unit as of February 28, 2022 and 2023.

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

Based on the results of goodwill impairment tests, the Group recognized nil, RMB42,307 and nil impairment loss on goodwill during the years ended February 28, 2021, 2022 and 2023, respectively.

(q) Revenue recognition

The Group derives its revenue from learning services, learning technology and content solutions, and study camp and learning trip services.

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

Disaggregation of Revenue

The following table represents disaggregation of Group's revenue from contracts with customers by service nature for the years ended. The Group's revenue is reported net of value added taxes and surcharges.

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
	RMB	RMB	RMB	USD

Learning services	268,334	235,627	18,516	2,672
Learning technology and content solutions	11,734	13,537	12,328	1,778
Study camp and learning trip	268	1,843	3,502	505
Less: Sales tax	54	784	130	19
Total	280,282	250,223	34,216	4,936

Learning services Historically, the Group offered expertly designed courses for students of different aptitude levels for each elementary school grade level as well as middle school, including tutoring services related to academic subjects to students from kindergarten through grade nine (the “K9 Academic AST Services”) and non-academic tutoring. To comply with the Opinion and the Regulations, the Company ceased offering the K9 Academic AST Services by the end of 2021 in mainland China. The Company continues to offer a broad range of expertly designed non-academic tutoring to enhance young learners’ scientific, cultural and aesthetic literacy. The Company’s non-academic tutoring include, among others, calligraphy, art, recitation, bridge, Go, and sudoku.

For learning services, each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable considerations in the contracts with customers, except that the Group offers certain refunds for the programs for elementary and middle school students. These refunds were offered for any unattended classes to students who decided to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and were subjected to refund at the option of the customer. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB664 and RMB408 (US$59) as of February 28, 2022 and 2023. Revenue from learning services is recognized proportionately as the courses are delivered.

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

Learning technology and content solutions Learning technology and content solutions mainly include course design and development services, digital learning system, student management platform and promotional assistance for educational institutions and K-12 schools, staff outsourcing services, etc.

The Group enters into distinct learning technology and content solutions contracts with its customers, i.e. course design and development services, digital learning system, student management platform and promotional assistance for educational institutions and K-12 schools, staff outsourcing services, etc. The learning technology and content solutions service is distinct and is identified as one performance obligation. The transaction price is stated in the contract and known at the time of contract inception. There is no variable considerations in the contracts with customers. Revenue from course design and development services, digital learning system, student management platform and promotional assistance for educational institutions and K-12 schools, and staff outsourcing services to customers is recognized proportionately as the services are delivered.

Study camp and learning trip The Group provided study camp and learning trip programs, creating an immersive learning experience to meet emerging scenario-based, experiential and interactive learning and training needs from group and individual learners.

The Group enters into distinct study camp and learning trip contracts with its customers. The study camp and learning trip product and service is distinct and is identified as one performance obligation. The transaction price is stated in the contract and known at the time of contract inception. There is no variable considerations in the contracts with customers. Revenue from study camp and learning trip to customers is recognized proportionately as the services are delivered.

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the cooperation with other learning centers and K-12 school course delivery performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were nil as of February 28, 2022 and 2023, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the years ended February 28, 2022 and 2023, RMB75,242 and RMB6,492 (US$936) of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2021 and 2022. The contract liabilities were RMB6,492 and RMB7,269 (US$1,049) as of February 28, 2022 and 2023, respectively. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment, and the disposal of deferred revenue due to the ceased offering K-9 Academic AST services at the end of 2021 (Note 14).

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

(r) Cost of revenue

Cost of revenue consists of the following:

•
Staff costs, which primarily consist of teaching salaries and other benefits for the teachers and related service providing staff,
•
Study camp and learning trip related expense, which primarily consist of study tour travel expense, accommodation expense and transportation expenditures,
•
Rental, utilities and maintenance costs for the learning centers,
•
Education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, student activity expenses and platform and service charges for online course, and
•
Amortization of leasehold improvement of learning centers.

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 28, 2021, 2022 and 2023, the advertising expenses were RMB25, 486, RMB15,579 and RMB2,708 (US$391), respectively.

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

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the right-of-use assets, there are no impairment loss of operating lease right-of-use assets during the years ended February 28, 2021, 2022 and 2023.

(u) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB11,898, RMB2,298 and RMB1,412 (US$204) for the years ended February 28, 2021, 2022 and 2023, respectively.

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

(z) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive (loss) income included net loss and foreign currency translation adjustments.

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

(ac) Recent accounting pronouncements not yet adopted

Recently issued ASUs by the FASB have no material impact on the Group’s consolidated statements of operations and cash flows or financial position.

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

4. SHORT-TERM INVESTMENT AND INVESTMENTS UNDER FAIR VALUE

Short-term investment includes structured deposits and term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will maturity within one year.

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, floating rate notes, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value. The Group measured the investments under fair value on a recurring basis at the end of each reporting period and classified this as level 2 fair value measurements. Changes in the fair value of the investments are recorded as other income (expense), net in the consolidated statements of operations. Income of RMB2,148, and loss of RMB1,106 and RMB 1,927 (US$278) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2021, 2022 and 2023, respectively.

Short-term investments as of February 28, 2022 and 2023 were as follows:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Term deposits	—	24,332	3,510
Structured deposits	89,544	—	—
Total	89,544	24,332	3,510

Investments under fair value as of February 28, 2022 and 2023 were as follows:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Short-term investments under fair value	—	156,639	22,595
Total	—	156,639	22,595

Long-term investments under fair value-current	156,459	135,201	19,502
Long-term investments under fair value-non-current	—	13,583	1,959
Total	156,459	148,784	21,461

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Leasehold improvement	5,283	7,334	1,058
Motor vehicles	2,892	3,007	434
Electronic equipment	2,368	3,503	505
Office equipment & furniture	1,206	1,760	254
Construction in progress	5,101	7,899	1,139
Total	16,850	23,503	3,390
Less: accumulated depreciation	8,207	9,524	1,374
Property and equipment, net	8,643	13,979	2,016

For the years ended February 28, 2021, 2022 and 2023, depreciation expenses were RMB13,754, RMB8,458 and RMB2,802 (US$ 404), respectively.

The Group recorded impairment loss for property and equipment of nil, RMB7,871 and nil for the years ended February 28, 2021, 2022 and 2023, respectively. The impairment loss for the year ended February 28, 2022 arose as a result of the changes in the regulatory environment and the Business Restructuring.

6. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Trade name	4,000	4,000	577
Student base and customer relationship	2,200	2,200	317
School cooperation agreements	1,000	1,000	144
Non-compete agreements	440	440	63
Purchased software	442	442	64
License	302	302	44
Total	8,384	8,384	1,209
Less: accumulated amortization	5,119	5,908	852
Intangible assets, net	3,265	2,476	357

For the years ended February 28, 2021, 2022 and 2023, amortization expenses were RMB1,949, RMB1,719 and RMB789 (US$114), respectively. As of February 28, 2023, estimated amortization expense of the existing intangible assets for each of the next five years ending February 28, 2028 and thereafter is RMB614, RMB424, RMB424, RMB414, RMB400 and RMB200.

The Group recorded impairment loss for intangible assets of nil, RMB2,255 and nil for the years ended February 28, 2021, 2022 and 2023, respectively. The impairment loss for the year ended February 28, 2022 arose as a result of the changes in the regulatory environment and the Business Restructuring.

7. GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2022 and 2023 consisted of the following:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Balance at beginning of the year	36,967	—	—
Goodwill acquired during the year (Note 3)	5,340	—	—
Impairment losses	(42,307)	—	—
Balance at ending of the year	—	—	—

No impairment of goodwill was recorded for the years ended February 28, 2021 and 2023. For the year ended February 28, 2022, the Group recorded impairment for goodwill of RMB42,307 as the Group ceased offering K9 Academic AST services. As of February 28, 2022 and 2023, the goodwill and accumulated impairment loss was RMB157,476 (US$22,716).

8. LONG-TERM INVESTMENTS, NET

The investments as of February 28, 2022 and 2023were as follows:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Equity-method investments:
- FSOL	—	—	—
- Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	—	—	—
- Others	—	—	—

Equity investments without readily determinable fair values:
- Huangshan Xingyue Research Travel Education Co., Ltd. (“Huangshan”)	500	500	72
- Nanjing Chengwei Venture Capital Partnership (Limited Partnership) (“Chengwei”)	13,500	27,000	3,895
Total	14,000	27,500	3,967

The Group purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of FSOL in March and April 2020, respectively, with the total cash consideration of US$5,833 to acquire approximately 35.77% of FSOL. The Group accounted for the investment in FSOL under equity-method as the preferred shares were deemed in-substance common stocks and the Group has the ability to exert significant influence. The Group recognized investment loss of RMB2,857, investment income of RMB 460 and nil from equity method investments for the years ended February 28, 2021, 2022 and 2023, respectively. The investment was fully impaired for RMB35,332(US$5,601) in fiscal year 2022.

The Group purchased 8.1% equity interest of Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing") in May 2020 with cash consideration of RMB3,000. The Group accounted for the investment in VIP Sing under equity-method as the Group has the ability to exert significant influence through the board seat held by the Group. The Group recognized investment loss of RMB1,226, RMB1,522 and nil in loss from equity method investments for the years ended February 28, 2021, 2022 and 2023. The investment was fully impaired for RMB252 in the year ended February 28, 2022.

In January 2022, the Group purchased 15% equity interest of Huangshan with consideration of RMB500. In December 2021, February 2022 and August 2022, the Group paid considerations of RMB 4,500, RMB9,000 and RMB 13,500 to purchase equity interest of Chengwei, and the equity interest held by the Group as of February 28, 2023 was 4.01%. The Group also committed to provide further capital investment to Chengwei of RMB18,000 (US$2,596) when requested by Chengwei in future. The Group accounted the investment in Huangshan and Chengwei under equity investments without readily determinable fair values method as the Group had no significant influence over the investee and Huangshan and Chengwei had no readily determinable fair value.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Accrued employee payroll and welfare benefits	5,620	3,443	497
Payable for funding commitments (1)	45,000	45,000	6,491
Default payable (2)	4,634	1,520	219
Other taxes payable (3)	1,287	887	128
Professional service fee payable	1,533	1,076	155
Refund liabilities	664	408	59
Others	9,551	7,208	1,040
Total	68,289	59,542	8,589

(1) As of February 28, 2022 and 2023, RMB45,000 has been accrued as marketing expenses, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose.

(2) Default payable represents payable for the early terminated lease contracts.

(3) Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

10. TREASURY SHARES

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. Under the repurchase plan, the Group had repurchased an aggregate of 1,892,389 and 49,591 ordinary shares on the open market for a total cash consideration of RMB27,794 and RMB238 (US$34) during the years ended February 28, 2022 and 2023, which were accounted for as the cost of the treasury shares.

11. SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the Years Ended
	February 28, 2021	February 28, 2022	February 28, 2023
	RMB	RMB	RMB	USD
General and administrative expenses	26,822	8,817	3,001	433
Sales and marketing expenses	691	185	167	24
Total share-based compensation	27,513	9,002	3,168	457

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

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted during the year ended February 28, 2021 with reference to the closing price of the Company on the measurement dates.

For the Year Ended
February 28,
2021
Average risk-free rate of interest	1.2%
Estimated volatility rate	53.0%
Dividend yield	0%
Life of options	10 years

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

A summary of the aggregate option activity and information regarding options outstanding for the periods presented are as below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(in 000s)	RMB	Years	RMB
Options outstanding on February 28, 2021	4,090	14.96	6.94	29,428
Granted	—	—	—
Forfeited	(122)	27.12	8.44
Expired	(70)	19.91	5.43
Exercised	—	—	—
Options outstanding on February 28, 2022	3,898	14.49	5.91	—
Granted	—	—	—
Forfeited	(93)	25.46	7.66
Expired	(592)	13.60	4.57
Exercised	—	—	—
Options outstanding on February 28, 2023	3,213	14.34	4.91	—
Options vested or expected to vest on February 28, 2023	3,213	14.34	4.99	—
Options exercisable on February 28, 2023	2,790	13.92	4.56	—

For years ended February 28, 2021, 2022 and 2023, the Group recognized share-based compensation expense of RMB27,513, RMB9,002 and RMB3,168 (US$457), respectively. As of February 28, 2023, there was RMB5,018 (US$724) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 1.96 years.

12. INCOME TAXES

Income tax expenses consist of the following:

	For the Years Ended
	February 28, 2021	February 28, 2022	February 28, 2023
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	8,030	7,407	875	126
Deferred income tax expense:
PRC	(3,270)	14,436	118	17
Total income tax expense	4,760	21,843	993	143

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2021, 2022 and 2023.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%with the following exceptions.

Certain entities within the Group are qualified as small low-profit enterprises. For the years ended February 28, 2021, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. For the year ended February 28, 2022, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 12.5% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. For the year ended February 28, 2023, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 12.5% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	7,054	8,486	1,224
Advertising expenses	5,535	5,600	808
Rental	2,128	545	79
Accrued expenses	13,168	13,701	1,976
Property and equipment, net	119	115	17
Allowance for doubtful accounts	2,318	3,312	478
Less: valuation allowance	(27,368)	(30,521)	(4,403)
Total deferred tax assets	2,954	1,238	179

Deferred tax liabilities:
Intangible assets	725	575	83
Right-of-use asset	2,085	637	92
Total deferred tax liabilities	2,810	1,212	175

Net deferred tax assets	144	26	4

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

	As of
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
Balance at the beginning of the year	(6,301)	(27,368)	(3,948)
Provided	(23,079)	(3,383)	(488)
Written off	2,012	230	33
Balance at the end of the year	(27,368)	(30,521)	(4,403)

As of February 28, 2023, PRC tax loss carry-forward amounted to RMB56,480 (US$8,147), and would expire from calendar year 2024 to 2028, respectively. HK tax loss carry-forward amounted to RMB6,403 (US$924) can be carried forward indefinitely. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB30,521 (US$4,403) had been established as of February 28, 2023, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

As of February 28, 2022 and 2023, there are RMB13,217 and RMB15,313 ($US2,209) respectively of uncertain tax position included in income tax payable that if recognized upon the expiration of the statute limitation would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. There was no interest and penalty accrued as of February 28, 2022 and 2023. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2022 and 2023.

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

Loss before provision for income taxes is attributable to the following geographic locations for the years ended February 28:

	For the Years Ended
	February 28, 2022	February 28, 2023
	RMB	RMB	USD
PRC	(44,126)	(14,937)	(2,154)
Foreign	(16,013)	(17,558)	(2,533)
Total Loss before provision of income taxes	(60,139)	(32,495)	(4,687)

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 28, 2021, 2022 and 2023 are as follows:

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	(32%)	(12%)	4%
Effect of preferential tax rate	8%	(5%)	(3%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(7%)	(6%)	(13%)
Effect of tax rate change	—	—	(6%)
Effect of valuation allowance	(19%)	(38%)	(10%)
Effective tax rate	(25%)	(36%)	(3%)

For the year ended February 28, 2022, the non-deductible expenses is mainly due to goodwill impairment.

13. LOSS PER SHARE

Net loss per share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 28, 2021, 2022 and 2023:

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
	RMB	RMB	RMB	USD
Net loss attributable to ordinary shareholders-basic and diluted	(28,196)	(113,462)	(29,666)	(4,279)
Weighted average number of ordinary shares outstanding-basic and diluted	23,131,195	22,491,122	21,234,763	21,234,763
Basic and diluted -net loss per share	(1.22)	(5.04)	(1.40)	(0.20)

As of February 28, 2021, 2022 and 2023, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	For the Years Ended
	February 28,	February 28,	February 28,
	2021	2022	2023
Share options	4,090,109	3,897,609	3,212,209

14. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
FSOL	Equity method investee of the Group
Shanghai Fuxi Network Co., Ltd. ("Fuxi Network")	Equity method investee of the Group
VIP Sing	Equity method investee of the Group
Jiaxin Travel	Entity controlled by Tian Peihua, brother of Tian Peiqing, Chairman of the Group
Dangdai	Entity ultimately controlled by Tian Peihua, brother of Tian Peiqing, Chairman of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of VIE's subsidiary
Ju Yiming, Liu Wei, Shen Yalin, Yang Huining, Ma Lichao, Yang Hongguan and Song Ping	Non-controlling interest shareholders of VIE's subsidiaries
Shanghai Four Season Online School ("SHFSOS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peihua, brother of Tian Peiqing, Chairman of the Group
East China Normal University Electronic and Audio-visual Publishing House ("ESNU Publishing")	Wholly-owned subsidiary of the non-controlling shareholder of the Group

The Group entered into the following transactions with its related parties:

	For the Years Ended
	February 28	February 28	February 28
	2021	2022	2023
	RMB	RMB	RMB	USD
Services provided to related parties
SHFSOS (1)	—	—	7,381	1,065
ESNU Publishing (2)	—	—	155	22
Dangdai	—	—	124	18
Fuxi Network	2,476	949	—	—
Total	2,476	949	7,660	1,105
Purchases of services provided by related parties
ESNU Publishing (2)	—	—	532	77
SHFSOS	—	—	127	18
Fuxi Network	3,525	—	—	—
Others	246	—	—	—
Total	3,771	—	659	95
Lease expense to Huangshan Culture (3)	108	108	91	13
Total	108	108	91	13
Gain from disposal of liabilities and a subsidiary (4)	—	4,048	—	—
Total	—	4,048	—	—

(1) The Company provided course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, and charged service fee accordingly.

(2) The Company charged service fee from ESNU Publishing for the copyright use of the Company's self-developed book series. The Company also purchased printing service for the self-developed book series from ESNU Publishing.

(3) In September 2019, the Group entered into two lease contracts with Huangshan Culture Investment Group Co., Ltd., non-controlling interest shareholder of Huangshan Four Seasons Research and Learning Education Development Co., Ltd. The Group recognized an operating lease right-of-use asset of RMB88 and nil, and operating lease liability of RMB40 and nil as of February 28, 2022 and 2023, respectively. The operating lease expenses was RMB108, RMB108 and RMB91(US$13) for the years ended February 28, 2021, 2022 and 2023, respectively.

(4) Due to the change in regulations, the Group ceased offering K-9 Academic AST services at the end of 2021. The Group disposed the deferred revenue related to K-9 Academic AST services that it received in advance from the students for the unconsummated lessons to Jiaxin Travel’s sponsored not-for profit entities with a consideration at RMB7,500. After disposal, all the rights and obligations related to the contracts of unconsummated lessons were transferred to Jiaxin Travel. The Group recognized gain of RMB 835 from the transaction for the year ended February 28, 2022.

In December 2021, the Group disposed its entire equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Jiaxin Travel. No other form of consideration was received. The disposal was effected by the change of sponsor of Dangdai on December 31, 2021. Dangdai was in a net liability position at the time of disposal, and Jiaxin assumed all its liabilities, which led to the group recognizing a gain on disposal of RMB3,213 for the year ended February 28, 2022. The disposal was not a strategic shift of the business and would not have a major impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

The following tables present amounts due from and to related parties as of February 28, 2022 and 2023:

	As of February28,
	2022	2023
	RMB	RMB	USD
Amount due from related parties
SHFSOS (1)	—	6,471	933
Dangdai (2)	1,998	2,209	319
ESNU Publishing (3)	—	1,859	268
Jiaxin Travel (2)	948	—	—
Non-controlling interest shareholders of VIE's subsidiaries (4)	588	588	85
Total	3,534	11,127	1,605
Amounts due to related parties
ESNU Publishing (5)	—	541	78
Non-controlling interest shareholders of VIE's subsidiaries (6)	723	283	41
Others	160	43	6
Total	883	867	125

(1) The amount represents the receivable from course design and development services, digital learning system, student management platform and promotional assistance service provided to SHFSOS.

(2) The amount represents the refund of tuition fee on behalf of Jiaxin Travel and Dangdai after the disposal of deferred revenue and Dangdai to Jiaxin Travel.

(3) The amount represents the prepayments for book printing service provided by ESNU Publishing.

(4) The amount represents the loan lent to non-controlling interest shareholders.

(5) The amount represents the advance from ESNU Publishing for copyright use.

(6) The amount represents the loan borrowed from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

15. LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 28, 2022 and 2023, the Group had no leases that were classified as a financing lease. Total operating lease expenses for the years ended February 28, 2021, 2022 and 2023 were RMB56,081, RMB43,959 and RMB4,769 (US$688), respectively, and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the years ended February 28, 2021, 2022 and 2023 were RMB708, nil and nil, respectively and was recorded in the consolidated statements of operations. As of February 28, 2023, the Group did not have additional operating leases that have not yet commenced.

Weighted-average remaining lease terms and discount rates are as follows:

	As of February 28,
	2022	2023
Weighted average remaining lease term (years)	4.3	1.71
Weighted average discount rate	5.7%	5.4%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2024	4,386	633
2025	1,211	175
2026	88	13
Thereafter	-	-
Total minimum lease payments	5,685	821
Less: amount representing interest	(1,959)	(284)
Present value of minimum lease payments	3,726	537

16. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

As of February 28, 2023, the Group had capital commitments of approximately RMB5,826 (US$840). These commitments were solely related to contracts signed with vendors for camps construction by the Group and are expected to be paid in one year.

As of February 28, 2023, the Group had long-term investment obligations represent obligations in connection with several investments and amounted to RMB17,500 (US$2,524) and are expected to be paid in one year.

(b) Contingencies

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

17. CONCENTRATION

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables, deposits and other assets, short-term investments, short-term investments under fair value and long-term investments under fair value. The Group places its cash and cash equivalents and investments with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

The Group evaluates its concentrations of the continuing operations are as follows:

(a) Major customers:

For the years ended February 28, 2021, 2022 and 2023, the customers who accounted for 10% or more of total revenues are presented as follows:

	For the Years Ended
	February 28, 2021		February 28, 2022		February 28, 2023
	RMB	%	RMB	%	RMB	US$	%
Customer A	—	—	—	—	7,381	1,065	22
Total	—	—	—	—	7,381	1,065	22

As of February 28, 2022 and 2023, the customers who accounted for 10% or more of accounts receivable are presented as follows:

	As of
	February 28, 2022		February 28, 2023
	RMB	%	RMB	US$	%
Customer B	—	—	492	71	55
Customer C	—	—	100	14	11
Total	—	—	592	85	66

(b) Major suppliers:

For the years ended February 28, 2021, 2022 and 2023, there was no supplier accounting for 10% or more of the cost of revenues.

18. SEGMENT INFORMATION

The Group's chief operating decision maker, comprised of the Chairman and CEO, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenue for the years ended February 28, 2021, 2022 and 2023 were generated from the PRC. As of February 28, 2022 and 2023, substantially all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB12,148, RMB15,966 and RMB4,885 (US$705) for the years ended February 28, 2021, 2022 and 2023 respectively. The Company enjoyed temporary exemption form mandated defined contribution plan in the year ended February 28, 2021 of RMB4,213 due to COVID-19.

.

20. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2022 and 2023, the total of restricted net assets were RMB116,359 and RMB111,490 (US$16,082), respectively.

21. SUBSEQUENT EVENT

The Group has evaluated subsequent events to the balance sheet date of February 28, 2023 through June 28, 2023, the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements except for the below.

On June 1, 2023, the Group modified the exercise price to US$2 for a total number of 1,155,000 outstanding share options previously granted to independent directors, executive officers and employees on July 3, 2018, June 30, 2019 and February 5, 2021. All other terms of the share options granted remain unchanged. The Group is performing valuation for the modified options, and the incremental compensation cost, if any, as a result of the modification would be recognized.

On June 1, 2023, the Group granted 100,000 share options to employees with a ten-year life and vest ratably at each grant date anniversary over a period of four years.