Form 20-F
period 2024-02-29
Four Seasons Education (Cayman) Inc.
filed 2024-06-27
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2024.

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

21,163,416 ordinary shares, par value US$0.0001 per share, as of February 29, 2024

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

4

ITEM 18	FINANCIAL STATEMENTS	158
ITEM 19.	EXHIBITS	158

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires:

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
•
“K-9 Academic AST Services” refers to the offering of academic subjects to students from kindergarten through grade nine;
•
“learning center” refers to the physical establishment of a learning facility at a specific geographic location, directly owned and operated by one of the VIEs;
•
“study camp” refers to our planned physical establishment of a facility catering for certain immersive enrichment activities at a specific geographic location open to group or individual learners at all age;
•
“the 2022 fiscal year” refers to the fiscal year ended February 28, 2022, “the 2023 fiscal year” refers to the fiscal year ended February 28, 2023 and “the 2024 fiscal year” refers to the fiscal year ended February 29, 2024;
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
•
“RMB” and “Renminbi” refers to the legal currency of China; and
•
“US$,” “U.S. dollar,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28, 2023 and February 29, 2024 and our audited consolidated statements of operations, statements of comprehensive (loss) income, statements of cash flows and statements of changes in shareholders’ equity for the years ended February 28, 2022, 2023 and February 29, 2024.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of

Renminbi into U.S. Dollars have been made at the rate of RMB7.1977 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 29, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

We listed our ADSs on the New York Stock Exchange (“NYSE”) under the symbol “FEDU” on November 8, 2017.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Four Seasons Education (Cayman) Inc. is not an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Luoliang Network Technology Co., Ltd. (formally known as Shanghai Four Seasons Education Training Co., Ltd.) and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. Net revenues contributed by the VIEs accounted for 100%, 97.6% and 99.3% of our net revenues in the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to the Parent, a Cayman Islands company, and its subsidiaries. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in the Parent, a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

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

In the opinion of Fangda Partners, our PRC counsel:

•
the ownership structure of Shanghai Fuxi and the VIEs do not violate applicable PRC laws and regulations currently in effect; and

•
the contractual arrangements between Shanghai Fuxi, the VIEs and their respective shareholders governed by PRC law currently are valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains unclear, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased offering the K-9 Academic AST Services in mainland China at the end of 2021, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. Additionally, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for Private Education Law, which took effective on September 1, 2021. The Amended Implementation Rules for Private Education Law stipulates that related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with the VIEs. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

The following diagram sets out details of our significant subsidiaries and VIEs as of May 31, 2024:

(1) Mr. Peiqing Tian and Mr. Peihua Tian, hold 99.99% and 0.01% equity interest in Shanghai Luoliang Network Technology Co., Ltd., respectively.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(3) Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., and Shanghai Luoliang Network Technology Co., Ltd. hold 45.59%, 36.76% and 17.65% equity interests in Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd., respectively.

(4) 14 companies that operate in the fields including educational tourism and planning, non-academic tutoring, faculty training, investment management, and management consulting.

(5) Seven companies that operate in the fields including educational technology, tourism, educational management, study trip development, culture development, corporate management, and publications.

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

Furthermore, if the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2022, 2023 and 2024 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2024 fiscal year, Shanghai Fuxi received service fees of RMB3.6 million (US$0.5 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also announced recently that it would step up supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.”

Permissions Required from the PRC Authorities for Our Operations and those of the VIEs

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct business primarily through our subsidiaries and the VIEs in China. Our operations and those of the VIEs in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” and “—Risks Related to Doing Business in the PRC—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations,” and based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the material licenses and permits from the PRC government authorities that are necessary for our principal business operation, including, among others, the Private School Operation Permits, Fire Safety Permits, Food Operation Licenses, Permits for Operating Publications, Travel Agency Operation Permit, and the filing certificate of Information System Security Level Protection, and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. Given the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” and “—Risks Related to Doing Business in the PRC—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

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

In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties. According to the Double Alleviating Opinions, for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions. However, as of the date of this annual report, there has no research and academic study travel, learning technology and content solutions related implementation rules or standards. In addition, as of the date of this annual report, there has no explicit implementation rules or interpretation deeming our online provision of video recordings accompanying our textbooks to our textbook users through our website as “online publishing” and thus may require certain permit. As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, it is uncertain whether our research and academic study travel, learning technology, content solutions related business or online provision of video recordings may fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above and whether our subsidiaries and VIEs would be able to obtain and renew such approvals on a timely basis or at all. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with relevant laws and regulation. As of the date of this annual report, we have no outstanding written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to obtain relevant licenses or other licenses or permits related to our research and academic study travel, learning technology, content solutions or online provision of video recordings related business. If our holding company, PRC subsidiaries and the VIEs had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, our holding company, PRC subsidiaries and the VIEs may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.”

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

Our current auditor, Marcum Asia CPAs LLP, or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAisa, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 29, 2024 after we file our annual report on Form 20-F for such fiscal year.

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

Furthermore, these recent developments could also add uncertainties and we cannot assure you that the NYSE or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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
•
General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.
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

•
We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.
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

•
We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations. If the government authorities determine that our non-academic tutoring, research and academic study travel, learning technology and content solutions, online provision of video recordings related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.”
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

For the details of the financial position, cash flows and results of operation of the VIEs, please refer to the “Item 3. Key information-Condensed Consolidating Schedule.”

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

Subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company”, the gross amount of any distribution that we make to United States Holders (as defined below) with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. We currently do not, and we do not intend to, determine our earnings and profits on the basis of United States federal income tax principles. Therefore, a United States Holder should expect that any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. The amount of such dividend will include amounts withheld by us or our paying agent in respect of any foreign taxes. As of the date of this annual report, Four Seasons Education (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes, therefore the payments of dividend in respect of our ordinary share are not subject to PRC withholding tax. However, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10 — Additional Information — E. Taxation.”

For the years ended February 28, 2022, 2023, and February 29, 2024 the WFOE invested RMB2.0 million, nil and nil to Other Subsidiaries as capital injection, respectively. For the years ended February 28, 2022, 2023 and February 29, 2024, Parent invested nil, RMB20.9 million and nil to Other Subsidiaries.

For the year ended February 29, 2024, (i) our WFOE transferred RMB 2.0 million to Other Subsidiaries as working capital support, and RMB23.5 million to VIEs also as working capital support; (ii) the VIEs paid RMB3.6 million to our WFOE as service fee in accordance with VIE agreements, paid RMB4.1 million to Other Subsidiaries as service fee, repaid working capital support of RMB25.2 million to WFOE and RMB3.6 million to our Other Subsidiaries; (iii) our Other Subsidiaries transferred RMB 4.0 million to the VIEs as working capital support, (iv) Other Subsidiaries transferred RMB 2.7 million to WFOE as repayment of working capital support. For the year ended February 28, 2023, (i) our WFOE transferred RMB 0.3 million to Other Subsidiaries as working capital support, and RMB6.9 million to VIEs also as working capital support; (ii) the VIEs paid RMB1.3 million to our WFOE as service fee in accordance with VIE agreements, repaid working capital support of RMB10.5 million to WFOE and RMB0.6 million to our other subsidiaries; (iii) our Other Subsidiaries transferred RMB 0.3 million to the VIEs as working capital support, (iv) Parent transferred RMB 13.9 million to Other Subsidiaries as working capital support; (v) Other Subsidiaries transferred RMB 1.1 million to WFOE as working capital support, and repaid working capital support of RMB 48.0 million. For the year ended February 28, 2022, (i) our WFOE transferred RMB 0.2 million to Other Subsidiaries as working capital support, and RMB 16.6 million to VIEs also as working capital support; (ii) the VIEs paid RMB 20.8 million to our WFOE as service fee in accordance with VIE agreements; (iii) our Other Subsidiaries transferred RMB 1.2 million to the VIEs as working capital support. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent, our subsidiaries and the VIEs. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0%)
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

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

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	17,171	—	250,223	(17,171)	250,223
Cost of revenue	—	—	—	(149,615)	—	(149,615)
Operating expenses(1)	(4,373)	(13,289)	(2,104)	(164,227)	17,171	(166,822)
Operating (loss) income	(4,373)	3,882	(2,104)	(63,619)	—	(66,214)
Subsidy income	—	63	—	2,235	—	2,298
Interest income, net	—	1,743	191	1,296	—	3,230
Realized gain in investments	1,749	—	—	—	—	1,749
Unrealized holding loss in investments	(2,855)	—	—	—	—	(2,855)
Other (expenses) income, net	376	(1,138)	4	(1,637)	—	(2,395)
Gain from disposal of liabilities and a subsidiary	—	—	—	4,048	—	4,048
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(73,487)	—	—	—	73,487	—
(Loss) Income before income taxes and loss from equity method investments	(78,590)	4,550	(1,909)	(57,677)	73,487	(60,139)
Income tax (expense) benefit	—	(422)	—	(21,421)	—	(21,843)
Loss from equity method investment	(34,872)	—	—	(1,878)	—	(36,750)
Net (loss) income	(113,462)	4,128	(1,909)	(80,976)	73,487	(118,732)
Less: Net loss attributable to noncontrolling interest	—	—	—	(5,270)	—	(5,270)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(113,462)	4,128	(1,909)	(75,706)	73,487	(113,462)

	For the Year Ended February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	502	884	33,381	(551)	34,216
Cost of revenue(1)	—	—	(1,309)	(19,164)	551	(19,922)
Operating expenses	(11,766)	(8,154)	(3,134)	(26,905)	—	(49,959)
Operating (loss) income	(11,766)	(7,652)	(3,559)	(12,688)	—	(35,665)
Subsidy income	—	16	7	1,389	—	1,412
Interest income, net	837	575	60	812	—	2,284
Realized gain in investments	1,867	—	—	—	—	1,867
Unrealized holding loss in investments	(3,794)	—	—	—	—	(3,794)
Other (expenses) income, net	(618)	2,246	19	(246)	—	1,401
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(16,192)	—	—	—	16,192	—
(Loss) Income before income taxes and loss from equity method investments	(29,666)	(4,815)	(3,473)	(10,733)	16,192	(32,495)
Income tax expense	—	(648)	(1)	(344)	—	(993)
Loss from equity method investment	—	—	—	—	—	—
Net (loss) income	(29,666)	(5,463)	(3,474)	(11,077)	16,192	(33,488)
Less: Net loss attributable to noncontrolling interest	—	—	—	(3,822)	—	(3,822)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.	(29,666)	(5,463)	(3,474)	(7,255)	16,192	(29,666)

	For the Year Ended February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	3,516	5,002	124,568	(7,641)	125,445
Cost of revenue(1)	—	—	(4,083)	(79,378)	3,510	(79,951)
Operating expenses(1)	(6,085)	(5,085)	(6,600)	(42,254)	5,260	(54,764)
Operating (loss) income	(6,085)	(1,569)	(5,681)	2,936	1,129	(9,270)
Subsidy income	—	4	610	114	—	728
Interest income, net	6,518	455	10	252	—	7,235
Realized gain in investments	3,207	—	—	—	—	3,207
Unrealized holding gain in investments	3,910	—	—	—	—	3,910
Other income (expenses), net	8	306	(75)	(1,673)	—	(1,434)
Impairment loss on long-term investments	—	—	—	(500)	—	(500)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(2,597)	—	—	—	2,597	—
Income (loss) before income taxes and loss from equity method investments	4,961	(804)	(5,136)	1,129	3,726	3,876
Income tax expense	—	—	(412)	(689)	—	(1,101)
Net income (loss)	4,961	(804)	(5,548)	440	3,726	2,775
Less: Net loss attributable to noncontrolling interest	—	—	—	(2,186)	—	(2,186)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	4,961	(804)	(5,548)	2,626	3,726	4,961

(1)
The eliminations are mainly related to the service fees charged by our WFOE to the VIEs, and other subsidiaries to the VIEs.
(2)
The eliminations are mainly related to the investment gain (loss) picked up from our subsidiaries and the VIEs.

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Current assets
Cash and cash equivalents	65,987	28,138	41,670	39,901	—	175,696
Short-term investments	—	24,332	—	—	—	24,332
Short-term investments under fair value	156,639	—	—	—	—	156,639
Long-term investments under fair value - current	135,201	—	—	—	—	135,201
Amounts due from Four Seasons Group Companies(1)	3	39,701	42,700	—	(82,404)	—
Other current assets	970	2,978	891	14,481	—	19,320
Total current assets	358,800	95,149	85,261	54,382	(82,404)	511,188
Non-current assets
Restricted cash	—	—	—	1,362	—	1,362
Investments in subsidiaries and consolidated VIEs(2)	122,352	300	41,700	—	(164,352)	—
Long-term investments, net	—	27,000	—	500	—	27,500
Other non-current assets	13,583	1,251	442	45,714	—	60,990
Total non-current assets	135,935	28,551	42,142	47,576	(164,352)	89,852
Total assets	494,735	123,700	127,403	101,958	(246,756)	601,040
Accrued expenses and other current liabilities	2,314	377	842	56,009	—	59,542
Amounts due to Four Seasons group companies(1)	34,689	11,985	5,877	29,853	(82,404)	—
Other liabilities	—	3,566	442	25,600	—	29,608
Total liabilities	37,003	15,928	7,161	111,462	(82,404)	89,150
Total equity (deficit)	457,732	107,772	120,242	(9,504)	(164,352)	511,890

	As of February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Current assets
Cash and cash equivalents	73,528	26,778	22,778	57,114	—	180,198
Short-term investments	—	18,929	—	—	—	18,929
Short-term investments under fair value	82,791	—	—	—	—	82,791
Long-term investments under fair value - current	14,122	—	—	—	—	14,122
Amounts due from Four Seasons Group Companies(1)	4	36,927	40,035	—	(76,966)	—
Other current assets	1,334	2,283	6,896	16,026	—	26,539
Total current assets	171,779	84,917	69,709	73,140	(76,966)	322,579
Non - current assets
Restricted cash	121,472	—	—	576	—	122,048
Investments in subsidiaries and consolidated VIEs(2)	124,990	300	70,700	25,000	(220,990)	—
Long-term investments, net	—	36,000	—	—	—	36,000
Long-term investment under fair value	94,817	—	—	—	—	94,817
Other non-current assets	—	463	80,130	18,123	—	98,716
Total non-current assets	341,279	36,763	150,830	43,699	(220,990)	351,581
Total assets	513,058	121,680	220,539	116,839	(297,956)	674,160
Accrued expenses and other current liabilities	1,446	360	5,015	59,219	—	66,040
Amounts due to Four Seasons group companies(1)	35,322	11,556	3,876	26,212	(76,966)	—
Long-term borrowings	—	—	40,000	—	—	40,000
Other liabilities	1,287	2,798	838	37,053	—	41,976
Total liabilities	38,055	14,714	49,729	122,484	(76,966)	148,016
Total equity (deficit)	475,003	106,966	170,810	(5,645)	(220,990)	526,144

(1)
The eliminations are mainly related to the unpaid balance of service fees between our WFOE and the VIEs, as well as other interest-free advances from/to the VIEs.
(2)
The eliminations are mainly related to the investments in subsidiaries and the VIEs.

	For the Year Ended February 28, 2022
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in by operating activities	(2,826)	(17,884)	(214)	(70,397)	—	(91,321)
Net cash provided by (used in) investing activities(1)	97,136	(62,736)	(46,918)	(2,294)	19,109	4,297
Net cash (used in) provided by financing activities(1)	(27,795)	—	—	21,349	(19,109)	(25,555)
Effect of exchange rate changes	(3,932)	—	—	—	—	(3,932)
Net increase (decrease) in cash, cash equivalents and restricted cash	62,583	(80,620)	(47,132)	(51,342)	—	(116,511)
Cash and cash equivalents and restricted cash at beginning of the year	116,503	100,086	55,573	117,051	—	389,213
Cash and cash equivalents and restricted cash at end of the year	179,086	19,466	8,441	65,709	—	272,702

	For the Year Ended February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	16,945	12,005	19,484	(73,927)	—	(25,493)
Net cash (used in) provided by investing activities(1)	(157,194)	(3,333)	13,745	4,841	45,239	(96,702)
Net cash (used in) provided by financing activities(1)	(239)	—	—	44,640	(45,239)	(838)
Effect of exchange rate changes	27,389	—	—	—	—	27,389
Net (decrease) increase in cash, cash equivalents and restricted cash	(113,099)	8,672	33,229	(24,446)	—	(95,644)
Cash and cash equivalents and restricted cash at beginning of the year	179,086	19,466	8,441	65,709	—	272,702
Cash and cash equivalents and restricted cash at end of the year	65,987	28,138	41,670	41,263	—	177,058

	For the Year Ended February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	931	(144)	(4,122)	19,891	—	16,556
Net cash provided by (used in) investing activities(1)	131,070	(1,216)	(53,716)	(2,270)	(2,387)	71,481
Net cash provided by (used in) financing activities(1)	1,129	—	38,946	(1,194)	2,387	41,268
Effect of exchange rate changes	(4,117)	—	—	—	—	(4,117)
Net increase (decrease) in cash, cash equivalents and restricted cash	129,013	(1,360)	(18,892)	16,427	—	125,188
Cash and cash equivalents and restricted cash at beginning of the year	65,987	28,138	41,670	41,263	—	177,058
Cash and cash equivalents and restricted cash at end of the year	195,000	26,778	22,778	57,690	—	302,246

(1)
The eliminations are mainly related to (i) working capital from Four Seasons to its subsidiaries and the VIEs; (ii) working capital from WFOE to subsidiaries and the VIEs and the working capital repayment from subsidiaries and the VIEs to WFOE.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

Under PRC laws and regulations, schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services.

As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K-9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K-9 Academic AST Services and stopped to renew our Permits for Operating Private School. For the non-academic tutoring services, the Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain Permits for Operating Private School. We have obtained the Permits for Operating Private School as required, or are otherwise in the process of applying for such operation permits in accordance with the local rules and policies.

According to the General Office of the State Council promulgated the Opinions on Further Promotion of Tourism Investment and Consumption, which became effective on August 4, 2015, research and academic study travel shall be included into the category of comprehensive competence-oriented education of students. In addition, the PRC Tourism Law, the Travel Agency Regulations and the Implementing Rules of Travel Agency Regulations requires that a travel agency must obtain a license from the national tourism administration or the provincial-level tourism administration it authorizes to conduct outbound travel business, and a license from the provincial-level tourism administration or the municipal tourism administration it authorizes to conduct domestic and inbound travel agency business. If we fail to renew the corresponding travel agency business license and engage in domestic tourism, inbound tourism, or outbound tourism, we might be ordered to make corrections by the tourism administrative department or the industrial and commercial administrative department, confiscation of illegal gains and implosion of fine.

Furthermore, we offer certain video recordings accompanying our math textbooks for the course 'Math point to point' to our textbook users through our online website. If relevant government authorities deem that our online provision of video recordings constitutes “online publishing service,” we may be required to obtain an Online Publishing License. However, there is uncertainty regarding what activity constitutes online publishing service that is subject to such licensing requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation —Regulations on Publishing and Distribution of Publications” for more information.

Based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the material licenses and permits from the PRC government authorities that are necessary for our principal business operation and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. If the government authorities determine that our quality education and tutoring, research and academic study travel, learning technology, content solutions or online provision of video recordings related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

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
•
we may fail to obtain the material requisite licenses and permits necessary to our principial business operation at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;
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

We constantly update and improve our learning services as well as learning technology and content solutions to meet market demand for learners, customers and educational institutions. Since we launched certain of our current business relatively recently, such as tourism services, we cannot assure you that such business will turn out to be successful in the long term.

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

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry in China and globally, including the accommodation reservation, transportation ticketing, and packaged-tour and in-destination activity sectors. As the travel industry is highly sensitive to personal discretionary spending levels, it tends to decline during general economic downturns. Other trends or events that tend to reduce travel and are likely to reduce our revenues include.

•
actual or threatened war or terrorist activities;
•
increasing prices in the hotel, transportation ticketing, or other travel-related sectors;
•
increasing occurrence of travel-related accidents;
•
political unrest, civil strife, or other geopolitical uncertainty;
•
natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, as well as the physical effects of climate change, which may include more frequent or severe storms, flooding, rising sea levels, water shortage, droughts, and wildfires; and
•
any travel restrictions in China or elsewhere in the world.

We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel and travel-related products and services. This decrease in demand, depending on the scope and duration, could adversely affect our business and financial performance over the short and long term.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Our revenue decreased from RMB250.2 million in the 2022 fiscal year to RMB34.2 million in the 2023 fiscal year, and increased to RMB125.4 million (US$17.4 million) in the 2024 fiscal year. We recorded net loss of RMB118.7 million in the 2022 fiscal year, RMB33.5 million in the 2023 fiscal year, and net income of RMB2.8 million (US$0.4 million) in fiscal year 2024. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development, especially considering the recent change of regulatory policies on after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K-9 Academic AST Services in the mainland of China by the end of December 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service industry in the PRC, changes in spending on private education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The learning services, tourism services and learning technology and content solutions market in the PRC is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and potentially intensify. We face competition in each type of service or products we offer and in each geographic market in which we operate. Our competitors include providers of learning and travel services, learning technology and content solutions.

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

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in learner and customers’ demand. However, Our business is subject to seasonal fluctuations as our costs and expenses vary, and certain costs and expenses significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenue. Our learners and customers typically pay prior to the commencement of a term, and we recognize revenue from the delivery of services on a straight-line basis over the term. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

Accidents, injuries or other harm suffered by our learners and customers or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

In the event of accidents or injuries or other harm to learners and customers or other people on our premises, including those caused by or otherwise arising from the actions or negligence of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may result in decreased learners' enrollment. We could also face claims alleging that we are negligent and provide inadequate supervision to our employees or contractors, and therefore be liable for harm caused by them or are otherwise liable for injuries suffered by our learners and customers or other people on our premises. Our insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees or independent contractors could adversely affect our reputation and ability to attract and retain learners and customers. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Misconduct, error and failure to follow laws, regulations and our corporate governance policies by our employees may adversely impact our brand image, reputation, business and results of operations, and we may be held liable for these inappropriate activities.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees or their failure to perform their duties could subject us to legal liability and negative publicity. Our employees may conduct fraudulent activities to bypass our internal systems and to complete shadow transactions and/or transactions outside our official or authorized procedures. They may conduct activities in violation of law against unfair competition, which may expose us to unfair competition allegations and risks or conduct activities that may damage our reputation, corporate culture or internal working environment. We have experienced such incidents in the past and may continue to experience or be subject to incidents of similar nature in the future. We terminated employment with the involved employees for serious misconducts and recovered our losses from those employees in certain cases. While we have been strengthening our code of conduct and related internal policies, including updating our employees’ code of conduct and anti-bribery policy, we cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to prevent such misconduct. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered 25 of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our learners and customers. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

We face risks related to natural and other disasters, including outbreaks of health epidemics such as COVID-19, and other extraordinary events, which could significantly disrupt our operations.

The worldwide outbreak of the COVID-19 pandemic has resulted in significant disruptions in the global economy, and affected many aspects of our business in the past few years. Our offline business has been significantly affected due to the temporary closure of our schools and learning centers from time to time as mandatorily required by the government. Although we have made great efforts to swiftly switch our offline operating model to online covering courses of all academic subjects during the temporary closure, we cannot guarantee that our online courses can satisfy all our learners and customers or attract new learners and customers, nor be as effective as our offline courses.

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

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of COVID-19 have been lifted or replaced with more flexible measures. However, the extent to which COVID-19 may impact our results of operations going forward remains uncertain and depends on future development of COVID-19. Consequently, COVID-19 may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of monkeypox, H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. While we have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster or other extraordinary event, our learner attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of May 31, 2024, holders of our outstanding options were entitled to purchase a total of 3,168,440 ordinary shares. As a result, we incurred share-based compensation expense of RMB3.1 million (US$0.4 million) in the 2024 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of auditing our consolidated financial statements as of February 29, 2024, we identified one material weakness in our internal control over financial reporting, which is we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. See “Item 15. Controls and Procedures — Changes in Internal Control over Financial Reporting.” Following the identification of the material weakness, we have taken measures and plan to continue to take measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contribute to 13.6% of our total assets as of February 29, 2024. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many PRC-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education, learning services and research and academic study travel industry, in relation to these types of contractual arrangements. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of VIEs and their after-school training institutions and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from VIEs and their after-school training institutions and subsidiaries, we may not be able to consolidate VIEs and their learning centers and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in the PRC or VIEs and their learning centers or subsidiaries.

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

The revenue contribution of the VIEs entities has historically accounted for 100.0%, 97.6% and 99.3% of our consolidated revenue for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs and our learning centers. Any failure by the VIEs and the learning centers controlled and held by the VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

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

We currently conduct our operations in the PRC through contractual arrangements with the VIEs and the shareholders of Shanghai Luoliang Network Technology Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by the VIEs. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, the VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB248.4 million (US$34.5 million) to Shanghai Fuxi and an estimated maximum of approximately RMB617.9 million (US$85.8 million) to the VIEs.

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

The global macroeconomic environment is facing challenges, especially the challenges due to the COVID-19 pandemic. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face risks related to natural and other disasters, including outbreaks of health epidemics such as COVID-19, and other extraordinary events, which could significantly disrupt our operations.” The PRC economy has shown slower growth compared to the previous decade since 2012 and whether this slowdown will continue is still unknown. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators,” network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the network information security risk in connection with the listing. There are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

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

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In January 2022, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. In August 2021, the state council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Relevant governmental authorities of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of critical information infrastructure operator in the respective industry or sector and operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

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
•
On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC.

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

Our current auditor, Marcum Asia CPAs LLP, or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAisa, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer”

under the HFCA Act for the fiscal year ended February 29, 2024 after we file our annual report on Form 20-F for such fiscal year.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 29, 2024 was 21,163,416. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 29, 2024, and we may be a PFIC for our current taxable year, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a “passive foreign investment company” for United States federal income tax purposes (a “PFIC”) for our taxable year ended February 29, 2024 and we may be a PFIC for our current taxable year. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will or will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 29, 2024, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. In addition, as a company primarily operating in China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors. For example, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and material relating to securities business activities to overseas parties.

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
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material nonpublic information under Regulation.

In addition, we intend to publish our results semiannually through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

In November 8, 2017, we completed an initial public offering and listed our ADSs on the New York Stock Exchange under the symbol “FEDU”. On June 21, 2022, we effected a change in the ratio of our ADSs to common shares from two ADSs representing one ordinary share to one ADS representing ten ordinary shares.

B. Business Overview

We provide a wide variety of learning and tourism services in China.

We started our business initially focusing on math education for elementary school students in Shanghai, from where we actively seeking to expand during the past years.

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing study camp and learning trip. This expansion aligns with our broader vision of integrating education with travel, leveraging the increasing demand for immersive and interactive learning experiences. In compliance with regulatory policies promulgated in 2021, we ceased offering the K-9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards tourism services, non-academic tutoring services as well as learning technology and content solutions to capture evolving customer needs. We are hosting a series of study camps, learning trips and interest-oriented classes, and have continued to integrate technology with learning, promote industry innovation, and lead industry development from our inception.

Our revenue was RMB125.4 million (US$17.4 million) in the 2024 fiscal year, compared with RMB34.2 million in the 2023 fiscal year, and RMB250.2 million in the 2022 fiscal year. In the 2024 fiscal year, we recorded a net income of RMB2.8 million (US$0.4 million), compared with the net loss of RMB33.5 million in the 2023 fiscal year and net loss of RMB118.7 million in the 2022 fiscal year. Our adjusted net income, which excludes share-based compensation expenses, unrealized holding gain (loss) in investments, and impairment loss on long-lived assets (net of tax effect), was RMB5.7 million (US$0.8 million) in the 2024 fiscal year, compared with adjusted net loss of RMB26.5 million in the 2023 fiscal year and adjusted net loss of RMB54.4 million in the 2022 fiscal year. For a detailed description of adjusted net income (loss), please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-GAAP Measures.”

Our Offerings

We are committed to maximizing a learner’s potential by providing access to an engaging learning experience empowered by our technology and content capabilities. We have crafted a wide variety of both learning and tourism products and services to address learners and customers’ evolving needs in well-rounded development.

We are currently offering, and evaluating, a broad range of learning programs that are aligned with our mission, core competencies, and learner demand. Our offerings are divided into learning services, tourism services and learning technology and content solutions.

Learning services

Historically, we offered K-9 Academic AST Services in mainland China, which was ceased at the end of 2021 in compliance with regulatory policies promulgated in 2021. The revenues from offering K-9 Academic AST Services accounted for a substantial majority of our total revenues in the fiscal year 2021 and 2022.

Spurred by the strong market demand, we built on our experience on learning services. Equipped with robust content development capabilities, in recent years we offer a broad range of expertly designed enrichment learning programs, including science and creativity, humanities and aesthetics, and coding and programming. We have designed and implemented such enrichment learning programs by levels and tailored them to learners of different ages and varying interests.

As we continue to expand our non-academic offerings, we remain committed to providing our learners with a holistic educational experience that goes beyond the confines of traditional academic subjects. By nurturing their diverse interests and capabilities, we aim to empower them to become well-rounded, adaptable, and intellectually curious individuals, poised to thrive in an ever-evolving global landscape.

Tourism Services

Our tourism services encompass two key components: trip-related services and study camp operations. These programs are designed to address the diverse needs of learners and customers, while contributing to their well-rounded development. By leveraging our technological and content capabilities, we are committed to delivering an engaging and enriching experience that maximizes the potential of every individual we serve.

Trip-Related Services

At the foundation of our business, we provide comprehensive travel agency services to meet the diverse needs of our customers. Our experienced team handles all aspects of trip planning and logistics, including flight and train ticket bookings, visa processing, hotel reservations, and ground transportation arrangements. Whether catering to individual travelers or large tour groups, we deliver seamless end-to-end travel management to ensure a hassle-free experience for our clients.

In addition to our core travel agency offerings, we have developed an extensive portfolio of specialized travel packages designed to cater to the unique interests and requirements of various customer segments. For instance, we offer educational travel programs for youth that incorporate pre-set curriculum themes and personal development activities. These specialized "study tour" packages provide enriching experiences that combine hands-on learning with cultural immersion. Recognizing the growing demand for travel offerings catered to seniors, we have also curated a range of specialized travel products targeting the mature demographic. These include wellness-focused itineraries emphasizing relaxation, healthy lifestyle activities, and cultural exploration. By partnering with seasoned travel guides and local experts, we are able to craft itineraries that deliver memorable experiences while addressing the specific needs of our senior customers, such as accessibility, safety, and comfort.

Through this comprehensive suite of trip-related services, we are able to cater to the evolving needs of our diverse customer base, delivering enriching travel experiences that create lasting memories. We remain committed to innovation and continuous improvement in order to solidify our position as a trusted partner for all travel-related requirements.

Study camp operations and constructions

In alignment with the National Science Quality Action Outline of the Plan (2021-2035) issued by the State Council, we have strategically integrated information technology and hands-on learning experiences into our suite of educational offerings. Collaborating with leading cultural institutions, historic sites, and prestigious universities, we have developed immersive study camp programs that holistically cultivate our participants' academic and personal capabilities.

Our study camp operations and constructions have experienced steady progress, both in terms of facility enhancements and geographic expansion. A new study camp site is currently under construction in Jiangxi province, with some facilities expected to open in the near future. By leveraging cutting-edge technologies and forging strategic collaborations, we aim to elevate this camp as a pioneering model for immersive, technology-enabled learning.

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

125 well-known K-12 schools and institutions have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, our Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

Our Learning and Travel Experiences

We have established a dynamic process for curating and updating our learning and travel experience offerings to meet the evolving needs of our customers. Our content and experience design is an iterative process, drawing insights from the diverse backgrounds and expertise of our team as well as the feedback and changing preferences of our participants. Leveraging our deep understanding of modern learners, we craft programs that cultivate intellectual curiosity, practical skills, and personal growth. The overwhelmingly positive response from our customers underscores the effectiveness of this holistic approach.

We also continuously refine and enhance our offerings based on participant feedback and our analysis of engagement metrics. This agile content development and update process allows us to rapidly respond to market trends and deliver exceptional value to our customers.

While we develop a significant portion of our programs in-house, we also collaborate with renowned experts, cultural institutions, and tourism partners to co-create unique experiences that expand the breadth and depth of our portfolio. We are committed to further diversifying and enriching our learning and travel experiences to deliver even more impactful and memorable journeys for our participants.

Our Faculty

We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers is 83 as of February 29, 2024. As of February 29, 2024, approximately 96% of our teachers had bachelor’s degrees and above.

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

Competition

The learning solution and enrichment activity market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of products and services we offer and each geographic market in which we operate. We mainly face competition from other existing major players in the learning solution and enrichment activity market who also provide learning services, as well as learning technology solutions and learning content products. Additionally, China’s travel industry is highly competitive. We compete primarily with other travel agencies, including domestic and foreign consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. As China’s travel market continues to evolve, we may be faced with increased competition from new domestic travel agencies, including the ones operated by other major internet companies, or international players that seek to expand into China. We may also face increasing competition from hotels and airlines as they increase their direct selling efforts or engage in alliances with other travel service providers, as well as content platforms and social networks entering into the travel industry.

There may be new entrants emerging, in each of our business lines, and these market players compete to attract, engage and retain learners and customers. We believe the principal competitive factors in our business include the following:

•
reputation and brand;
•
learning-centric technology and content capabilities;
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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary learning content materials. We have copyrights for our original content materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks, domain names and patents. As of February 29, 2024, we had 25 registered trademarks, 20 copyrights (including 8 works copyrights and 12 software copyrights), 9 registered patents. In addition, as of February 29, 2024, we have registered 35 domain names, including sijiedu.com.

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

While we actively take steps to protect our proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Also, we cannot be certain that the course materials that we license, and our redesign of these materials, do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may encounter disputes from time to time relating to our use of intellectual property of third parties.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our schools or at travel agency. We maintain medical insurance for our employees and management, maintain public liability insurance which covers property damage and casualty damage in accidents, and we also maintain travel agent liability insurance which covers personal or property damages to our tourists during the conduct of the tourism business activities held by our travel agencies. We do not have property, business interruption, general third-party liability, product liability or key-man insurance. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other learning service providers of similar size in the PRC.

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

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, operation of training institution is outside the scope of the 2021 Negative List, which indicates that this is open to foreign investment, while a preschool, a regular senior secondary school, or a higher education institution shall only be operated by Chinese-foreign contractual joint ventures, under the control of the Chinese party (the principal or the chief executive shall be a Chinese citizen, and the council, board of directors, or joint management committee shall consist of members from the Chinese party accounting for no less than one half of the total number of members).

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

Regulations Relating to Private Education

PRC Education Law

The PRC Education Law (1995) promulgated by the PRC National People’s Congress stipulates that it is the government that formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Under the PRC Education Law, no organization or individual may establish or operate a school or any other educational institution for profit-making purposes. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The PRC Education Law (2015 Revision) limits the prohibition of establishment or operation of schools or other educational institutions for profit-making purposes to only schools or other educational institutions established with full or partial governmental funding or government donated assets, which implies that schools or other educational institutions may operate for profit-making purposes if such schools or institutions operate without governmental funds or donated assets. Thereafter, the PRC Education Law was newly amended by the SCNPC on 29 April 2021, and came into effect on April 30, 2021.

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

Private Education Law and Its Implementation Rules

The Law for Promoting Private Education (2018 Revision), or the PRC Private Education Law, promulgated by the SCNPC on December 28, 2002 and last amended on December 29, 2018 and the Implementation Rules for the Private Education Law (2021) which was newly revised on April 7, 2021 and became effective on September 1, 2021, provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

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

The Decision of the SCNPC on Amending the Private Education Law was promulgated on November 7, 2016 and became effective on September 1, 2017. Under the amendment, the term “reasonable return” is no longer used and a new classification system for private schools is established based on whether they are established and operated for profit-making purposes. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should be non-profit schools after this amendment comes into force. We currently intend to register all of our schools as for-profit schools when allowed. However, most local authorities may delay accepting or approving applications of for-profit schools before the local implementing regulations are promulgated.

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

On February 8, 2022, the Chinese Ministry of Education, or the MOE issued the Key Points of Workstreams of the Year 2022 on its public website, indicating that the requirements for academic subjects tutoring for students on grade ten to twelve shall strictly refer to the requirements implemented to academic subjects tutoring for students in compulsory education.

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

•
Regulations related to non-academic AST institutions

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among others, (i) non-academic AST institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic AST institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic AST institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic AST institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic AST institutions shall comply with requirements relating to premise, facilities and fire safety.

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

On November 30, 2022, the MOE and relevant authorities published Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students, which provide that, among others, (i) local governments shall identify corresponding competent authorities for different tutoring categories and set forth basic standards; (ii) non-academic tutoring institutions shall comply with requirements relating to premise, facilities, fire safety, environment protection and food safety; (iii) practitioners shall have corresponding capability or certificates for different tutoring categories, and tutoring institutions shall not solicit or recruit primary and secondary school teachers; (iv) non-academic online tutoring institutions shall obtain certificates issued by provincial government authorities; (v) class times shall not conflict with the teaching time of the local primary and secondary schools, and offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m.; (vi) tuition fees collected by a tutoring institution shall not be collected in a lump sum for more than 60 course sessions, or for a course length of more than three months, or for more than 5,000 RMB, and tutoring institutions shall open a special bank account for the tuition fees and file the account information and other required information with government authorities. In addition, any violation under such opinions of a non-academic AST institutions shall be rectified accordingly by the end of June 2023.

•
Other Regulations related to AST institutions

On March 14, 2023, the MOE jointly with other four authorities issued the Administrative Measures for the Financial Management of After School Tutoring Institutions, which apply to the financial management activities of AST institutions that operate after-school tutoring for pre-school children between the ages of 3 and 6, primary and secondary school students. These measures stipulate that, among others, (i) tutoring pre-paid fees (including collected in cash) shall be deposited into such institution’s special accounts and shall be separated from its own funds. Tutoring fees shall not be collected in such institution’s other accounts or any third party’s accounts; (ii) AST institutions shall not accept any tutoring fees paid by means of tutoring loans; (iii) AST institutions shall use the contract template jointly stipulated by General Office of the MOE and the SAMR for the after-school tutoring service, and clearly specify the tutoring fees, refund arrangement and dispute resolutions; AST institutions shall offer refunds for any remaining classes in a course to students who withdraw from the course in a timely manner.

On August 23, 2023, the MOE issued Interim Measures for Administrative Penalties on After-school Tutoring, which became effective on October 15, 2023. These interim measures set out the general requirements for administrative penalties for illegal after-school tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. In particular, these interim measures provide that the following circumstances shall constitute illegal off campus tutoring, and relevant natural person, legal person or other organization conducting such illegal off-campus tutoring may be subject to various administrative penalties, such as orders to rectify or cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism and fines: (i) any natural person, legal person or other organization carries out after-school tutoring without the requisite permit and meets certain conditions, including having a specific tutoring facility for offline tutoring activities or a specific website or application for online tutoring activities, two or more tutoring personnel and corresponding organizational structure and division of work; (ii) any natural person, legal person or other organization carries out certain after-school academic tutoring activities in a disguised form without meeting the conditions as prescribed above but also without the requisite permit; (iii) any AST institutions carries out after-school tutoring beyond the scope of its private school operating permit; (iv) any after-school tutoring institution carries out after-school tutoring in violation of applicable laws and regulations; (v) any AST institutions has the problem of disorganized management; and (vi) any AST institutions organizes or participates in the organization of social competitions without approval for preschool children over 3 years of age, and primary and secondary school students.

On February 8, 2024, the MOE issued the Administrative Regulations on After-school Tutoring (Draft for Comments), which provide that, among other things, (i) AST institutions shall be administered by the classification of academic subjects and non-academic subjects; all AST institutions shall obtain corresponding after-school tutoring operating permit and possess legal personalities while the academic AST institutions for students in compulsory education shall complete registration as non-profit legal person; (ii) the permit to operate after-school tutoring shall be granted by the education administration authorities at or above the county level; online after-school tutoring institutions shall be subject to review and approval by provincial education administration authorities; for the permit to operate after-school tutoring, prior to the application is made to education administration authorities, the institution is required to obtain approval from corresponding competent authorities depending on the tutoring categories; where multiple competent authorities are involved, the application shall be submitted respectively; and (iii) the income of AST institutions collected from financing and tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Double Alleviating Burden Opinion and certain previous regulations implementing the Double Alleviating Burden Opinion, these draft administrative regulations no longer emphasize administration and supervision over academic AST institutions for students on grade ten to twelve shall be implemented by reference to the applicable provisions of the Alleviating Burden Opinion. As of the date of this annual report, these draft administrative regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. As part of its efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K-9 Academic AST Services in mainland China at the end of 2021. We will continue to seek guidance from and work constructively with the government authorities in connection with other compliance efforts.

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

On April 2, 2022, the Shanghai Municipal Education Commission, together with five other government authorities promulgated the Implementation Measures for the Establishment and Management of After-school Training Institutions in Shanghai, or the Shanghai Implementation Measures, effective from April 15, 2022, which raise certain requirements on establishment and management of AST institutions in Shanghai, including, among other things, (i) after-school tutoring institutions providing online or offline academic subject tutoring for students in compulsory education and high schools, and the tutoring in culture and art, sports, technology, and non-academic cultural knowledge for students in compulsory education and preschool-age children are required to obtain the relevant private school operating permit; (ii) academic and non-academic cultural knowledge after-school tutoring institutions shall be approved by the education administration authorities at the district level; after-school tutoring institutions that provide tutoring services in culture and art, sports, science and technology and other tutoring activities shall be approved by the education administration authorities together with the tourism, sports, science and technology and other administrative authorities at the district level; (iii) AST institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, implement the training fee management policy formulated by the government, and cooperate with professional institutions such as commercial banks to open a special account for pre-collection of fees; and (iv) after-school training institutions established before the Shanghai Implementation Measures, intending to continue to provide tutoring in culture and art, sports, science and technology, and non-academic cultural knowledge for compulsory education and preschool-age children, shall, before December 31, 2023 or before changing the relevant registration items, follow the relevant laws, regulations, policies and the procedures to obtain the private school operating permit. On the same day, the Shanghai Municipal Education Commission, together with three other government authorities promulgated the Guidelines for Basic Service Requirements of After-school Training Institutions in Shanghai, effective from April 15, 2022, which details the basic service requirements for AST institutions in Shanghai, including, among other things, the requirements on the sponsors, premises, facilities, internal management, practitioners, training content and plans, fee management etc. and provides that institutions providing online tutoring should follow the PRC Cybersecurity Law and the Data Security Law, obtain the ICP License or complete the ICP filing and complete the grade-based cybersecurity protection system filing at or above Grade III.

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

Regulations on Value-Added Telecommunications Services

Licenses for Value-added Telecommunications Services

The PRC Telecommunications Regulations or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and further amended with immediate effect on February 6, 2016, provide the regulatory framework for telecommunications services in the PRC. The Telecommunications Regulations classify telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain licenses for value-added telecommunications services. According to the Catalog of Telecommunications Services attached to the Telecommunications Regulations promulgated and most recently amended by the MIIT (formerly known as the Ministry of Information Industry of the PRC), on June 6, 2019, information services and the online data processing and transaction processing services provided via public communication network or the internet are value-added telecommunications services.

In addition, as a subcategory of the value-added telecommunications services, internet information services are also regulated by the Administrative Measures on Internet Information Services, or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and most recently amended with immediate effect on January 8, 2011. Internet information services are defined as “services that provide information to online users through internet”. The Internet Measures classify internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a license for value-added telecommunications services with a scope covering internet information service from MIIT or its local counterparts, while non-commercial ones shall file with such authorities.

The Administrative Measures for Telecommunications Businesses Operating Licensing, promulgated by the MIIT on March 1, 2009, most recently amended on July 3, 2017 and came into effect on September 1, 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these measures, a commercial operator of value-added telecommunications services must first obtain a license from the MIIT or its provincial counterpart, otherwise such operator may subject to penalties including corrective orders, warnings, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be shutdown.

Restrictions on Foreign Investment in Value-added Telecommunications Services

Pursuant to the 2021 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and latest amended on March 29, 2022, the ultimate percentage of capital contribution by foreign investor(s) in a foreign-invested enterprise conducting value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. Before the latest amendment to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, such administrative regulations provide that the primary foreign investor should have a good track record and operational experience in conducting value-added telecommunication services. However, pursuant to the latest amendment, the criterion of “having good track record and operational experience in value-added telecommunications businesses” has been removed

Pursuant to the Ministry of Information Industry Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Services, issued by the MII) on July 13, 2006, domestic value-added telecommunications enterprises were prohibited to rent, transfer or sell licenses for value-added telecommunications services to foreign investors in any form, or provide any resources, premises, facilities or other assistance in any form to foreign investors for their illegal operation of any value-added telecommunications business in the PRC.

Pursuant to the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services promulgated by the MIIT On April 8, 2024, the restrictions on the shareholding percentage of foreign investors are abolished for engaging in one type of the information services, namely the information publishing platforms and delivery services (except internet news and information, online publishing, online audiovisual and internet cultural operations) in several pilot zones.

Regulations Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the State Administration of Radio and Television), on July 6, 2004 and came into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audiovisual equipment for producing programs. FIES are not allowed to carry out such business.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

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

Regulations on Production and Operation of Radio and Television Programs

On 19 July 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which were last amended on December 1, 2020. These Measures are applicable for establishing institutions that produce and operate radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

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

The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, FIEs are not allowed to engage in the above-mentioned services except online music.

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

Regulations on Travel Agency

On April 25, 2013, the SCNPC promulgated the Tourism Law of the PRC, which was last amended on October 26, 2018 and came into effect on the same day. This Law aims to protect tourists’ and tour operators’ legal rights, regulate travel market, protect and make a reasonable use of travel resources, and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. According to the Tourism Law of the PRC, a travel agency established to attract, organize, and receive tourists, and provide tourism services for them shall meet certain conditions, obtain the permit from the administrative department of tourism and make industrial and commercial registration in accordance with law. Besides, Travel agencies are prohibited from (i) leasing, lending, or illegally transferring travel agency operation licenses, (ii) disseminating untrue or inaccurate information when soliciting customers and organizing tours or conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low prices to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of the tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a tourism contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

According to the Travel Agency Regulations, promulgated by the State Council in February 2009 and most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations, promulgated by the National Tourism Administration (currently known as the Ministry of Culture and Tourism) in April 2009 and most recently amended on December 12, 2016, a travel agency must obtain a license for outbound travel agency business from the National Tourism Administration or its authorized provincial-level tourism administration, and a license for domestic and inbound travel agency business from the provincial-level tourism administration or its authorized municipal tourism administration.

In addition, the Travel Agency Regulations permit foreign investors to establish foreign-invested travel agencies, while foreign-owned travel agencies are restricted from engaging in Chinese mainland residents' traveling to other countries and to Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region for mainland China residents, unless otherwise determined by the State Council, or provided under a free trade agreement between the country and China, or any closer economic partnership arrangements between mainland China, Hong Kong, and Macao.

On August 20, 2020, the Ministry of Culture and Tourism promulgated Interim Provisions on Online Tourism Business Services, which intends to standardize the online travel operation business. The online travel operation services mean provision of travel services to the travelers via the information network such as internet and such services include package tour, transportation, accommodation, dining, sightseeing, entertainment, and so on. According to these Provisions, the online tourism operators that provide online tourism business services shall abide by the requirements of socialist core values, adhere to the bottom lines of personal and property safety, information content security, and cybersecurity, among others, conduct business operations in good faith, compete fairly, assume responsibility for product and service quality, and be subject to the supervision by the government and the public.

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

On December 19, 2016, the National Tourism Administration issued the Standards of Research and Academic Study Travel. According to the standards, the undertaker of the research and academic study travel should be a qualified travel agency. The organizers, undertakers and suppliers of the research and academic study travel shall follow the principle of safety first and carry out safety prevention and control work throughout to ensure activities are carried out safely, focusing on the development of students' comprehensive quality capabilities.

On November 27, 2019, the Standing Committee of Jiangxi Provincial People's Congress promulgated Regulations on the Protection of the Tourists’ Rights and Interests of Jiangxi Province. According to these regulations, organizers, contractors and suppliers of research and academic study travels should formulate a safety management system in accordance with the relevant provisions of the State, take effective safety measures, be equipped with necessary safety personnel, and carry out safety educational work and work of risk prevention and control alongside the tours. Travel agencies to host research and academic study travels should be registered in accordance with the law for the travel agency, and have operated with no major quality complaints, poor integrity records, economic disputes or major safety accidents for three consecutive years. In addition, organizers research and academic study travels are not allowed to arrange high-risk tourism activities such as high-altitude activities, high-speed activities, activities on water, diving and expeditions.

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

The SCNPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. Furthermore, China Food and Drug Administration enacted the Measures for the Administration of Food Trade Licensing and Recordation in June 2023, according to which whoever plans to engage in food sales and provide catering services within the territory of the People's Republic of China shall obtain a food business license in accordance with the law, while those sell prepackaged food only shall report to the local market regulatory department of the county or equivalent where it is located for recordation. Pursuant to the abovementioned Law and Measures, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

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

On November 27, 2023, the SAMR and the Standardization Administration of the People's Republic of China issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T 14308-2023), which became effective on March 1, 2024 and replaced GB/T 14308-2010. According to this Standard, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the rating of the essential items stated in the Appendix A to this Standard, facilities and other items and the quality of the management of the hotel. A star rating, once granted, is valid for five years.

Regulations on Labor Dispatch Business

Pursuant to the Labor Contract Law of PRC promulgated by the SCNPC on June 29, 2007 and last amended on December 28, 2012 and the Regulations on the Implementation of Labor Contract Law of PRC promulgated by the State Council on September 18, 2008, to engage in the labor dispatch business, an entity shall apply to the labor administrative department for administrative licensing in accordance with law; and after obtaining licensing, shall undergo corresponding company registration formalities in accordance with law. No entity or individual may engage in the labor dispatch business without licensing. No entities or individuals are allowed to carry on a labor dispatch business without license. Any entity, in violation of the provisions of this Law, engaging in the labor dispatch business without licensing shall be subject to orders for corrections of its violations, confiscation of its illegal income, and fines of one up to five times the amount of illegal income; or if such entity has no illegal income, it may be subject to fines of not more than RMB50,000. Labor dispatch service providers are employers under the Labor Contract Law of PRC and shall perform the employers’ obligations for its employees. Labor dispatch service providers shall not employ part-time to-be-dispatched employees.

Pursuant to the Measures for the Implementation of Administrative License for Labor Dispatch promulgated by the Ministry of Human Resources and Social Security , or the MOHRSS, on June 20, 2013, where a labor dispatch service provider establishes a subsidiary to engage in the labor dispatch business, the subsidiary shall apply for an license to the local licensing authority; and where a labor dispatch service provider establishes a branch company to engage in the labor dispatch business, it shall report to the licensing authority in writing and complete filings with the local administrative department of human resources and social security. Labor dispatch service providers are required to submit reports to the licensing authorities before March 31 on their previous year’s operation of the labor dispatching business.

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

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council in December 2001 and most recently amended on November 29, 2020, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications.

The Provisions on the Administration of the Publication Market, jointly promulgated by the SAPPRFT and SAMR in May 2016, further stipulates that entities or individuals obtained the publication business permit that conducts publication distribution through the Internet or any other information network within the approved business scope shall undergo recordation formalities at the publication administrative department that granted approval within 15 days after conducting network distribution.

The Regulations on the Administration of Online Publishing Services, jointly promulgated by the SAPPRFT and the MIIT on February 4, 2016, requires that any internet publishing services provider shall obtain an online publishing service license to engage in online publishing services. Under these Regulations, “online publications” was defined as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (i) original digital works, such as knowledgeable and thoughtful texts, pictures, maps, games, animation, audio and video readings in literature, art, science and other fields; (ii) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audio-visual products and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (iv) other types of digital works identified by the SAPPRFT.

In addition, according to the effective Negative List, foreign investors are prohibited from engaging in the publishing business.

Regulations on Anti-Monopoly and Unfair Competition

The Anti-unfair Competition Law of the PRC promulgated by the SCNPC on September 2, 1993, which was last amended on April 23, 2019 and came into effect on the same day, stipulates that unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions set forth therein in its production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity, as well as laws and business ethics during production and operating activities.

The Anti-Monopoly Law of PRC promulgated by the SCNPC on August 30, 2007, which was last amended on June 24, 2022 and became effective on August 1, 2022, stipulates that the monopolistic practices include any monopoly agreement reached by any operators, abuse of market-dominating position by any operators and any concentration of operators which has eliminated or limited or may eliminate or limit the market competition. Specifically, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, dividing the sales markets or the raw material supply markets, unless the agreement will satisfy the exemptions under this Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized enterprises, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts among others, business operators should not exclude or limit competition by abusing data, algorithms, technology, capital advantages and platform rules, and that relevant government authorities shall strengthen the examination of concentration of undertakings in areas such as national economy and people's livelihood.

On February 7, 2021, the Anti-Monopoly Guidelines for Platform Economy was promulgated by the Antimonopoly Commission of the PRC State Council which specifies certain activities of internet platforms should be identified as monopolistic and concentrations of undertakings involving contractual control structure are subject to anti-monopoly scrutiny as well.

On May 6, 2024, the Interim Provisions on Anti-Unfair Competition on the Internet promulgated by the SAMR, which will come into effect on September 1, 2024, stipulates that business operators shall not conduct acts of unfair competition on the Internet, disrupt the order of market competition, affect fair market transactions, or harm the legitimate rights and interests of other business operators or consumers.

Regulations on Fire Safety

According to the Fire Prevention Law, before a public gathering place is put into use or opens for business, the owner or using entity shall apply for fire safety inspection, give an undertaking that the said place complies with fire protection technical standards and management provisions, submit the required materials, and be responsible for its undertaking and the veracity of materials. The fire and rescue department shall examine the materials submitted by the applicant, and if the application materials are complete and of the statutory form, it shall grant a permit.

On June 4, 2021, Shanghai Fire and Rescue Headquarters issued the Notice on the Implementation of the Informed Commitment Regime for Public Gathering Places Before Put into Use or Open for Operation, which stipulates that following places shall apply for fire inspection before put into use or open for operation: (1) dance and entertainment screening amusement venues, (2) hotels, restaurants, shopping malls, marketplaces, theaters, auditoriums, halls, playgrounds, business fitness, leisure venues, passenger station waiting rooms, passenger terminal waiting rooms, civilian airport terminals, stadiums, which floor area is over 300 meters. As well as other relevant detailed fire prevention regulations, require that schools must pass a fire safety control assessment or complete a fire safety filing.

Pursuant to the aforementioned law and notice, failure to pass the required fire control assessment shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.” for further details on the compliance of Regulations on Fire Safety.

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

Regulations Relating to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decisions on Maintaining Internet Security which was enacted by the SCNPC in December 2000 and amended in August 2009, may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 30, 2021, the State Council promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure or the CII shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities.

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

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on March 22, 2024, the CAC released the Provisions on Promoting and Standardizing Cross-Border Data Flows, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the Security Assessment Measures. As of the date of this annual report, we do not transfer any users’ personal information or important data outside of China.

On December 8, 2023, the CAC issued the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comment), or the Draft Measures for Incident Reporting, and attached the Classification Guide for Cybersecurity Incidents, or the Classification Guide, and the Information Report Form for Cybersecurity Incidents for public comments. Pursuant to the Draft Measures for Incident Reporting, network operators who build, operate networks or provide services through networks in the PRC shall report incidents that endanger network security in accordance with the Draft Measures for Incident Reporting. Cybersecurity incidents refer to incidents that cause harm to the network and information systems or data therein and have an adverse impact on society caused by human factors, software or hardware defects or failures, natural disasters, etc. The Draft Measures for Incident Reporting classify cybersecurity incidents into four levels: general, serious, material or extremely material. Cybersecurity incidents of serious level or above must be reported to the regulators using the Information Report Form for Cybersecurity Incidents within one hour. If an operator fails to report a cybersecurity incident according to the Draft Measures for Incident Reporting, the cyberspace administration will impose penalties according to the relevant laws and administrative regulations. If material harmful consequences are caused due to the operator’s delay in reporting, omission, false reporting, or concealment of cybersecurity incidents, the operator and the relevant liable persons will be subject to heavier punishments in accordance with applicable law. As of the date of this annual report, this draft has not been formally adopted. Uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation thereof.

Regulations Relating to Intellectual Property Rights

Copyrights

The SCNPC adopted the Copyright Law in 1990 and last amended it on November 11, 2020 and became effective on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Domain Names

Management of domain names was prescribed by Measures for the Administration of Internet Domain Names of China which was promulgated by the MIIT in 2002 and amended in 2004. It was superseded by Measures for the Administration of Internet Domain Names published in 2017. Pursuant to the 2017 Measures, the establishment of domain name root servers and domain name root server operation institutions, domain name registration management institutions and domain name registration service institutions within the territory of the PRC shall obtain permission from the MIIT or the communications administration department of the province, autonomous region or municipality directly under the central government. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for more details on the current situation of our domain names.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 3. Key Information — D. Risk Factors — We may encounter disputes from time to time relating to our use of the intellectual property of third parties or allegations of infringement of the intellectual properties of third parties and we may be unable to be authorized to use third-party copyrighted materials.” for further details on our trademarks.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance in 2003 and amended in 2022, and Measures for the Administration of the Registration of Foreign Debts, effective on May 13, 2013, loans by foreign companies to their subsidiaries in China, which are FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these FIEs must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local branch, and may be increased or decreased upon approval by the Ministry of Commerce or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local branch and registered at the SAIC or its local branch.

According to applicable PRC regulations on FIEs, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017 and June 29, 2018, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval or filing by the Ministry of Commerce or its local branch has been obtained. In such approval and filing process of capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “Item 4. Information on the company — B. Business Overview— Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2018 Revision)”. The capital contribution of the FIEs falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the Ministry of Commerce or its local branch, while the capital contribution of FIEs falling outside such scopes may file with the Ministry of Commerce or its local branch. On December 30, 2019, Measures for the Reporting of Foreign Investment Information was promulgated by the Ministry of Commerce and SAIC and replaced the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises. According to the Measures, foreign investors or foreign-funded enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and SAIC and its local branches shall forward the aforesaid investment information reported by foreign investors or foreign-funded enterprises to commerce departments in a timely manner.

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

The enterprise shall, after signing the cross-border financing contract, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, or the Transitional Period, FIEs may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of FIEs to carry out cross-border financing in foreign currency will be determined by People’s Bank of China and SAFE.

However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for FIEs. FIEs have only been subject to the net assets limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. Further, the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, promulgated by SAFE on October 23, 2019, or Circular [2019] 28, effective from January 2020 and last amended on December 4, 2023, establishes a pilot program that a non-financial enterprise in pilot regions may register foreign debts up to two times of its net assets with local branch of SAFE, and it then may borrow several tranches of foreign debts within the registered amount, without registration of each foreign debt. Besides, according to the Notice on Adjustment of Macro-prudent Regulation Parameter of Full-coverage Cross-border Financing promulgated by PBOC and SAFE on March 11, 2020, the macro-prudent regulation parameter is increased from one (1) to one and one-fourth (1.25). On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of capital relating to capital account, enterprises are allowed to use capital under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

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

Regulations on Cross-Border Guarantee

On May 12, 2014, the SAFE promulgated the Foreign Exchange of Cross-border Guarantee Measures, or the Circular 29. The Circular 29 replaced previous regulations regarding cross-border security and introduced a number of significant changes, including: (i) abolishing prior SAFE approval and quota requirements for cross-border security; (ii) requiring SAFE registration for two specific types of cross border security; (iii) removing eligibility requirements for providers of cross-border security; (iv) providing that the validity of any cross-border security agreements are no longer subject to SAFE approval, registration, filing, and any other SAFE administrative requirements; and (v) removing the SAFE verification requirement for performance of cross-border security. Under the Circular 29, a cross-border guarantee is a form of security and can be classified into three types:

•
Nei Bao Wai Dai (NBWD): security/guarantee provided by an onshore security provider for a debt owed by an offshore debtor to an offshore creditor.
•
Wai Bao Nei Dai (WBND): security/guarantee provided by an offshore security provider for a debt owed by an onshore debtor to an onshore creditor.
•
Other Types of Cross-border Security: any cross-border security/ guarantee other than Nei Bao Wai Dai and Wai Bao Nei Dai.

In terms of WBND, according to the Circular 29, where the offshore guarantee for the onshore loan needs to be fulfilled, the onshore debtor shall go through procedures for the registration of a short-term external debt contract and the recordation of the relevant information with the local SAFE; such onshore debtor, without the approval of the foreign exchange authority, shall cease to conclude new contracts on offshore guarantees for onshore loans before it pays off its debt to the overseas guarantor. Failure to complete the aforementioned registration and recordation with the SAFE may be subject to order of correction, warning or fines of not more than RMB300,000 in case that the onshore debtor is an institution.

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

Under the Foreign Exchange Administration Rules, FIEs in China may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (such as board resolutions, tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

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

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of FIEs nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows FIEs established in China whose main business is investment to use their foreign exchange capitals to make equity investment and removes certain other restrictions under Circular 142. However, Circular 19 continues to prohibit FIEs from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

In addition, according to Circular [2019] 28, all FIEs to make domestic equity investments using their foreign exchange capitals or Renminbi fund converted from its foreign exchange capitals with limited preconditions. However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to Circular [2019] 28, Circular 16 and other laws and regulations related to foreign currency exchange. Circular 19, Circular 16, Circular [2019] 28 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of change of basic information such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. The SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015 and was partially repealed on December 30, 2019. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company or another qualified institution selected by the PRC subsidiary, and complete certain other procedures. In addition, the domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The domestic qualified agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the domestic qualified agents before distribution to such PRC residents. Failure to complete the SAFE registrations may be subject to fines and legal sanctions and may also limit the ability to contribute additional capital into wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends.

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

Regulations on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law (2008), as amended in 2018, applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and (iv) half or more of the senior management or directors who have the voting rights.

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

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise shall meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it shall be a company; (ii) it shall directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it shall have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020 and replaced the Circular 60. SAT Circular 35 reiterates that that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax and may apply the reduced withholding tax rate upon self-assessment. Compared to the SAT Circular 60, the SAT Circular 35 does not require the non-resident enterprises to file the supporting documents when performing tax filing. Instead, the non-resident enterprises are required to retain the supporting documents for the post-tax filing examinations by the relevant tax authorities.

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

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, the VIEs and their shareholders as of May 31, 2024:

(1) Mr. Peiqing Tian and Mr. Peihua Tian, hold 99.99% and 0.01% equity interest in Shanghai Luoliang Network Technology Co., Ltd., respectively.

(2) Mr. Peiqing Tian and Ms. Suhua Zhu, hold 70% and 30% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(3) Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., and Shanghai Luoliang Network Technology Co., Ltd. hold 45.59%, 36.76% and 17.65% equity interests in Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd., respectively.

(4) 14 companies that operate in the fields including educational tourism and planning, non-academic tutoring, faculty training, investment management, and management consulting.

(5) Seven companies that operate in the fields including educational technology, tourism, educational management, study trip development, culture development, corporate management, and publications.

Contractual Arrangements with the VIEs, Their Shareholders and Us

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

In the opinion of Fangda Partners, our PRC counsel:

•
the ownership structure of Shanghai Fuxi and the VIEs does not violate applicable PRC laws and regulations currently in effect; and
•
the contractual arrangements between Shanghai Fuxi, the VIEs and their respective shareholders governed by PRC law currently are valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains unclear, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased offering the K-9 Academic AST Services in mainland China at the end of 2021, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. Additionally, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for Private Education Law, which took effective on September 1, 2021. The Amended Implementation Rules for Private Education Law stipulates that related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with the VIEs. Please see “Item 3. Key Information — D. Risk Factors —Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Furthermore, if the VIEs and their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2022, 2023 and 2024 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2024 fiscal year, Shanghai Fuxi received service fees of RMB3.6 million (US$0.5 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We lease our headquarters, which occupies approximately 513 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 5,274 square meters as of the date of this annual report. The majority of lease agreements for our learning centers have durations of one to nearly four years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. For more details, see “Item 4. Information on the Company — B. Business Overview — Our Learning Centers and Study Camps.”

On August 1, 2020, we acquired land use right of a parcel for approximately 9,499 square meters, and land use right of a property for approximately 5,655.6 square meters, in Tongling, Anhui, as capital contribution of certain shareholders with a consideration of RMB3.2 million and RMB8.5 million, respectively.

On January 21, 2022 and January 24, 2022, we acquired land use rights of two parcels in Wuyuan, Jiangxi for the construction of study camps, at total cost of approximately RMB15.5 million for approximately 45,535.3 square meters. As of February 29, 2024, we entered into a number of agreements, at total cost of approximately RMB130.7 million for the development of state-owned construction land in Wuyuan, covering approximately 45,535.3 square meters of construction area. As of February 29, 2024, RMB65.8 million had been paid for the construction. We expect to complete the construction in June 2024. We fund the construction through cash on hand and fixed asset loan.

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

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing study camp and learning trip in the recent years. This expansion aligns with our broader vision of integrating education with travel, leveraging the increasing demand for immersive and interactive learning experiences. In compliance with regulatory policies promulgated in 2021, we ceased offering the K-9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards tourism services, learning services as well as learning technology and content solutions to capture evolving customer needs. We are hosting a series of study camps, learning trips and interest-oriented classes, and have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception.

We have shifted, and will continue to, shift our focus towards non-academic educational products and services, and explore other business opportunities by leveraging our educational resources accumulated over our operating history. Our revenue was RMB250.2 million in the 2022 fiscal year, RMB34.2 million in the 2023 fiscal year and RMB125.4 million (US$17.4 million) in the 2024 fiscal year, respectively. We recorded net loss of RMB118.7 million in the 2022 fiscal year, RMB33.5 million in the 2023 fiscal year and net income of RMB2.8 million (US$0.4 million) in the 2024 fiscal year. We recorded adjusted net loss, which exclude share-based compensation expenses, unrealized holding gain (loss) in investments, impairment loss on intangible assets and goodwill (net of tax effect) and impairment loss on long-lived assets (net of tax effect), was RMB54.4 million in the 2022 fiscal year, adjusted net loss of RMB26.5 million in the 2023 fiscal year, and adjusted net income of RMB5.7 million (US$0.8 million) in the 2024 fiscal year.

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

Learning Services. The performance of learning services hinges on the relevance and quality of the course content, the expertise and reputation of our instructors, and the effectiveness of our marketing and student recruitment efforts. Staying attuned to evolving customer demands and industry trends is crucial to ensuring the sustained competitiveness of our non-academic tutoring programs. Continuously investing in recruiting and retaining top-tier instructors, enhancing our curriculum design, and improving the technological infrastructure supporting our tutoring services are critical to driving enrollment and retention in this business segment. Maintaining the trust and satisfaction of students and parents is paramount for the success of our non-academic tutoring offerings.

Tourism services. The results of operations of our trip-related services and study camp business depend on our abilities to retain existing participants and attract new ones by maintaining the consistency and quality of our services, successfully executing our pricing strategies, enhancing our operational efficiency, and to meet the evolving needs of our customers through introduction of new offerings and excellent experience. Our relationships with expanding pool of business partners serve as the foundation for us to provide a diverse selection of offerings from budget to premium products and services to satisfy the varied needs of our customers base.

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

Our ability to manage costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. We offer competitive compensation to our faculty in order to attract and retain the best talent. The number of our full-time teachers was 150, 76, and 83 as of February 28, 2022, February 28, 2023 and February 29, 2024, respectively, mainly due to our cessation of K-9 Academic AST Services offering in mainland China by the end of 2021. Nevertheless, we expect that our total costs and expenses will increase in line with the development and growth of our new business lines, which is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Economy and travel industry trends

Our tourism business is driven by the demand for travel services in China. Demand for travel services primarily depends on the growth of the economy. Economic growth generally stimulates willingness to pay for travel services and their affordability, thus helping increase travel frequency and spending.

Our business and results of operations can be adversely affected by disruptions in the travel industry, such as (i) the outbreaks of pandemics, epidemics, or fear of spread of contagious diseases, (ii) geopolitical uncertainty, political unrest, or civil strife, (iii) natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, and (iv) any travel restrictions or other security procedures implemented in connection with any major events in key markets.

Seasonality

Our business is subject to seasonal fluctuations in demand for our travel products and services as well as our learning services. Typically, the second quarter of each fiscal year generates the highest portion of our annual net revenues. This is primarily driven by increased consumer demand for leisure travel during the summer months, especially among our core customer base in China. Additionally, demand for learning services tends to peak during the summer and winter break when students have more time to dedicate to extracurricular learning. We expect such seasonal fluctuations to continue to impact our future financial results.

Key Components of Results of Operations

Revenue

In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, we generated total net revenues of RMB250.2 million, RMB34.2 million and RMB125.4 million (US$17.4 million), respectively.

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in mainland China by the end of December 2021. Our revenues generated from K-9 Academic AST Services was RMB208.3 million, nil and nil for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. Such cessation has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022, 2023 and February 29, 2024 since revenues from offering K-9 Academic AST Services accounted for a substantial majority of our total revenues prior to our cessation of such business. To this end, we have shifted, and will continue to, shift our focus towards non-academic educational products and services, and explore other business opportunities, such as study camp and leaning trip, by leveraging our educational resources accumulated over our operating history.

We have realigned our business focus toward (i) learning services, mainly non-academic tutoring, (ii) tourism services, offers customized tourism services to travel agencies, corporate customers, and individuals, including but not limited to services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement and (iii) learning technology and content solutions, mainly include course design and development services, digital learning system, student management platform and promotional assistance for educational institutions and K-12 schools, staff outsourcing services, etc.. The table below sets forth a breakdown of our revenue for the periods indicated (net of VAT and related surcharges).

	For the Years Ended
	February 28,		February 28,		February 29,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Learning services	235,627	94.2	18,516	54.1	65,842	9,148	52.5
Tourism services	1,843	0.7	3,502	10.2	51,880	7,208	41.4
Learning Technology and content solutions	13,537	5.4	12,328	36.0	7,978	1,108	6.4
Less: sales tax	784	0.3	130	0.3	255	36	0.3
Total	250,223	100.0	34,216	100.0	125,445	17,428	100.0

Cost of Revenue

Our cost of revenue primarily consists of (i) tourism services related expense, which primarily consist of tour travel expense, accommodation expense and transportation expenditures, (ii) Staff costs, which primarily consist of teaching salaries and other benefits for the teachers and related service providing staff, (iii) rental, utilities and maintenance costs for the learning centers, and (iv)amortization of leasehold improvement of learning centers. Our total cost of revenue increased compared to that of the fiscal year ended February 28, 2023, as a result of the business growth from tourism services, where we pay to travel suppliers for transportation, accommodation, tour guides and etc. and increased staff cost from enrichment learning service. Our total cost of revenue decreased compared to that of the fiscal year ended February 28, 2022 due to cessation of our K-9 Academic AST Services offering, partially offset by the increase in line with the development of our new business lines as we organize more tourism groups and expand the size of our existing faculty. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Years Ended
	February 28,		February 28,		February 29,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Tourism service related expense	1,335	0.9	2,250	11.3	45,786	6,361	57.3
Staff costs	85,134	56.9	14,089	70.7	23,853	3,314	29.8
Rental, utilities and maintenance costs	38,473	25.7	481	2.4	457	63	0.6
Depreciation of leasehold improvement of learning centers	6,706	4.5	1,409	7.1	2,167	301	2.7
Other expenses	17,967	12.0	1,693	8.5	7,688	1,069	9.6
Total	149,615	100.0	19,922	100.0	79,951	11,108	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Years Ended
	February 28,		February 28,		February 29,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	85,298	51.1	45,291	90.7	44,337	6,160	81.0
Sales and marketing expenses	22,045	13.2	4,668	9.3	6,753	938	12.3
Lease termination loss	7,046	4.2	—	—	—	—	—
Impairment loss on intangible assets and goodwill	44,562	26.8	—	—	—	—	—
Impairment loss on other long-lived assets	7,871	4.7	—	—	3,674	510	6.7
Total	166,822	100.0	49,959	100.0	54,764	7,608	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation expenses for our administrative personnel. Our general and administrative expense remained stable compared to that of the fiscal year ended February 28, 2023, since no additional contribution made into the administration work.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. In the 2017 fiscal year, we entered into a funding commitment agreement with ECNU, pursuant to which we would provide funding of a total amount of RMB100 million to ECNU, payable over a five-year period starting from 2017. We expect this funding commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB10 million, nil and nil funding commitment accrual to ECNU in the years ended February 28, 2022, 2023 and February 29, 2024, respectively. Our sales and marking expense increased, compared to the fiscal year ended February 28, 2023, as we carried on some advertising campaign through some agents to attract learners to register enrichment learning services.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2022, 2023 and 2024 fiscal years.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. We recorded deferred tax assets of RMB0.6 million and nil net of valuation allowance of RMB30.5 million and RMB35.2 million (US$4.9 million), as of February 28, 2023 and February 29, 2024, respectively.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. We recognized RMB7.9 million, nil and RMB3.7 million (US$0.5 million) impairment loss of property and equipment during the years ended February 28, 2022, 2023, and February 29, 2024, respectively. We recognized RMB2.3 million, nil and nil impairment loss on intangible assets during the years ended February 28, 2022, 2023, and February 29, 2024, respectively.

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

	For the Years Ended
	February 28,		February 28,		February 29,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue
--Revenue from third parties	249,274	99.6	26,556	77.6	123,076	17,099	98.1
--Revenue from related parties	949	0.4	7,660	22.4	2,369	329	1.9
Total Revenue	250,223	100.0	34,216	100.0	125,445	17,428	100.0
Cost of revenue	(149,615)	(59.8)	(19,922)	(58.2)	(79,951)	(11,108)	(63.7)
Gross profit	100,608	40.2	14,294	41.8	45,494	6,320	36.3
Operating expenses
General and administrative expenses	(85,298)	(34.1)	(45,291)	(132.4)	(44,337)	(6,160)	(35.4)
Sales and marketing expenses	(22,045)	(8.8)	(4,668)	(13.6)	(6,753)	(938)	(5.4)
Lease termination loss	(7,046)	(2.9)	—	—	—	—	—
Impairment loss on intangible assets and goodwill	(44,562)	(17.8)	—	—	—	—	—
Impairment loss on other long-lived assets	(7,871)	(3.1)	—	—	(3,674)	(510)	(2.9)
Operating (loss) income	(66,214)	(26.5)	(35,665)	(104.2)	(9,270)	(1,288)	(7.4)
Subsidy income	2,298	0.9	1,412	4.1	728	101	0.6
Gain from disposal of liabilities and a subsidiary	4,048	1.7	—	—	—	—	—
Interest income, net	3,230	1.3	2,284	6.7	7,235	1,005	5.8
Realized gain in investments	1,749	0.7	1,867	5.5	3,207	446	2.6
Unrealized holding (loss) gain in investments	(2,855)	(1.1)	(3,794)	(11.2)	3,910	543	3.1
Other (expenses) income, net	(2,395)	(1.0)	1,401	4.1	(1,434)	(199)	(1.2)
Impairment loss on long-term investments	—	—	—	—	(500)	(69)	(0.5)
(Loss) Income before income taxes and loss from equity method investments	(60,139)	(24.0)	(32,495)	(95.0)	3,876	539	3.0
Income tax expense	(21,843)	(8.7)	(993)	(2.9)	(1,101)	(153)	(0.9)
Loss from equity method investments	(36,750)	(14.7)	—	—	—	—	—
Net (loss) income	(118,732)	(47.4)	(33,488)	(97.9)	2,775	386	2.1

Year Ended February 29, 2024 Compared to Year Ended February 28, 2023

Revenue

Our total revenue increased by 266.6% to RMB125.4 million (US$17.4 million) for the 2024 fiscal year from RMB34.2 million in the 2023 fiscal year, mainly driven by the rapid growth in the tourism services due to the tourism business development through business acquisition in the 2024 fiscal year, and rapid growth in the learning services business primarily due to the business recovery from the COVID-19 impact as the PRC government had removed the restrictive measures in China since December 2022, and also our business expansion effort for the learning services.

Cost of Revenue

Our total cost of revenue increased by 301.3% from RMB19.9 million in the 2023 fiscal year to RMB80.0 million (US$11.1 million) for the fiscal year 2024, primarily attributable to the increase in cost related to the tourism business and the staff cost of the learning services, which is in line with the revenue growth.

Gross Profit

As a result of the foregoing, our gross profit was RMB45.5 million (US$6.3 million) for 2024 fiscal year, compared with RMB14.3 million in the 2023 fiscal year. Our gross margin was 41.8% and 36.3% for the 2023 and 2024 fiscal year, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 2.1% from RMB45.3 million in the 2023 fiscal year to RMB44.3 million (US$6.2 million) for the 2024 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 44.7% from RMB4.7 million in the 2023 fiscal year to RMB6.8 million (US$0.9 million) in the 2024 fiscal year, primarily due to the increase in advertising activities for business development.

Non-Operating Income (Expense)

Our non-operating income (expense) was composed of interest income, realized gain in investments, unrealized holding gain (loss) in investments, subsidy income and other income, net. Our non-operating income (expense) increased by 314.7% from RMB3.2 million for the 2023 fiscal year to RMB13.1 million (US$1.8 million) for the 2024 fiscal year, mainly attributable by changes in fair value of the financial instruments and also the interest income from financial instruments and restricted cash.

Income (Loss) Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our income before income taxes and loss from equity method investments was RMB3.9 million (US$0.5 million) in the 2024 fiscal year, compared to the loss of RMB32.5 million in the 2023 fiscal year.

Income tax expense

Our income tax expense increased by 10.9% from RMB1.0 million for the 2023 fiscal year to RMB1.1 million (US$0.2 million) in the 2024 fiscal year, mainly due to that some subsidiaries generated net profits along with revenue growth in learning services and tourism services in 2024 fiscal year.

Net Income (Loss)

As a result of the foregoing, we recorded net income of RMB2.8 million (US$0.4 million) in the 2024 fiscal year, compared to the loss of RMB33.5 million in the 2023 fiscal year..

Year Ended February 28, 2023 Compared to Year Ended February 28, 2022

Revenue

Our total revenue was RMB34.2 million for the 2023 fiscal year and RMB250.2 million in the 2022 fiscal year, primarily due to the decrease of RMB217.1 million in revenue generated from learning services, resulting from the cessation of our K-9 Academic AST Services in mainland China by the end of 2021, partially offset by the increase of RMB1.7 million in revenue generated from study camp as we rollout our study camp in Hubei province.

Cost of Revenue

Our total cost of revenue decreased by 86.7% from RMB149.6 million in the 2022 fiscal year to RMB19.9 million for the fiscal year 2023, primarily attributable to the decrease of RMB71.0 million in staff costs, and RMB38.0 million in rental, utilities and maintenance costs for the learning centers, resulting from the closure of our learning centers and the decrease of number of teachers due to ceased K-9 Academic AST by the end of 2021.

Gross Profit

As a result of the foregoing, our gross profit was RMB100.6 million and RMB14.3 million for the 2022 and 2023 fiscal year, respectively. Our gross margin was 40.2% and 41.8% for the 2022 and 2023 fiscal year, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 46.9% from RMB85.3 million in the 2022 fiscal year to RMB45.3 million for the 2023 fiscal year, primarily due to the decrease in staff costs of our administrative personnel, resulting from the closure of our learning centers due to ceased K-9 Academic AST by the end of 2021.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 78.8% from RMB22.0 million in the 2022 fiscal year to RMB4.7 million in the 2023 fiscal year, primarily because we made our last funding commitments accrual to ECNU in the 2022 fiscal year.

Non-Operating Income (Expense)

Our non-operating income (expense) was composed of gain from disposal of liabilities and a subsidiary, interest income, realized gain in investments, unrealized holding gain (loss) in investments, subsidy income and other income, net. Our non-operating income (expense) decreased by 47.8% from RMB6.1 million for the 2022 fiscal year to RMB3.2 million (US$0.5 million) for the 2023 fiscal year, mainly due to the decrease in gain from disposal of liabilities and a subsidiary.

Loss Before Income Taxes and Loss from Equity Method Investments

As a result of the foregoing, our loss before income taxes and loss from equity method investments was RMB32.5 million in the 2023 fiscal year, compared to the RMB60.1 million in the 2022 fiscal year.

Income tax expense

Our income tax expense decreased by 95.5% from RMB21.8 million for the 2022 fiscal year to RMB1.0 million (US$0.1 million) in the 2023 fiscal year, mainly attributable by the deterioration in the financial performance since we ceased offering K-9 Academic AST by the end of 2021.

Net Loss

As a result of the foregoing, we recorded net loss of RMB118.7 million and RMB33.5 million in the 2022 and 2023 fiscal year, respectively.

Non-GAAP Measures

We use adjusted net income (loss), a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income (loss) represents net income (loss) before the impact of (i) share-based compensation expenses; (ii) unrealized holding gain (loss) in investments; (iii) impairment loss on intangible assets and goodwill (net of tax effect); and (iv) impairment loss on long-lived assets. We believe that adjusted net income (loss) helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income (loss).

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

The table below sets forth a reconciliation of our net loss to adjusted net income (loss) for the periods indicated:

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss) income	(118,732)	(33,488)	2,775	386
Add: share-based compensation expenses (net of tax effect of nil)	9,002	3,168	3,122	434
Add: Unrealized holding loss (gain) in investments (net of tax effect of nil)	2,855	3,794	(3,910)	(543)
Add: impairment loss on intangible assets and goodwill (net of tax effect of nil)	44,562	—	—	—
Add: impairment loss on long-lived assets (net of tax effect of nil)	7,871	—	3,674	510
Adjusted net (loss) income (non-GAAP)	(54,442)	(26,526)	5,661	787

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28, 2023 and February 29, 2024, we had RMB175.7 million and RMB180.2 million (US$25.0 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering and fixed assets loan supported by the uncommitted credit facility with China Merchants Bank. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiaries and the VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of the VIEs without considering the effect of elimination upon consolidation during the relevant period. As of February 29, 2024, total restricted net assets were RMB138.5 million (US$19.2 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(91,321)	(25,493)	16,556	2,300
Net cash provided by (used in) investing activities	4,297	(96,702)	71,481	9,931
Net cash (used in) provided by financing activities	(25,555)	(838)	41,268	5,734
Effect of foreign exchange rate changes	(3,932)	27,389	(4,117)	(572)
Net (decrease) increase in cash and cash equivalents and restricted cash	(116,511)	(95,644)	125,188	17,393
Cash and cash equivalents and restricted cash at beginning of the year	389,213	272,702	177,058	24,599
Cash and cash equivalents and restricted cash at end of the year	272,702	177,058	302,246	41,992

Operating Activities

Net cash provided by operating activities amounted to RMB16.6 million (US$2.3 million) in the 2024 fiscal year. It reflected the net income of RMB2.8 million (US$0.4 million), primarily adjusted by: (i) increase in deferred revenue of RMB10.4 million (US$1.4 million), (ii) noncash lease expenses of RMB4.0 million (US$0.6 million) , (iii) depreciation of property and equipment of RMB3.7 million (US$0.5 million), (iv) loss from property and equipment impairment of RMB3.7 million (US$0.5million), (v) share-based compensation of RMB3.1 million (US$0.4 million), (vi) decrease in amount due from related parties of RMB2.9 million (US$0.4 million), (vii) increase in amount due to related parties of RMB1.1 million (US$0.2 million) and (viii) increase in income tax payable of RMB1.0 million (US$0.1 million); partially offset by (i) increase in other receivables, deposits and other assets of RMB7.1 million (US$1.0 million), (ii) fair value changes of investments of RMB3.9 million (US$0.5 million), (iii) decrease in operating lease liabilities of RMB3.2 million (US$0.4 million, (iv) loss from deregistration of subsidiaries of RMB2.2 million (US$0.3 million).

Net cash used in operating activities amounted to RMB25.5 million in the 2023 fiscal year. It reflected the net loss of RMB33.5 million, primarily adjusted by:(i) increase in amounts due from related parties of RMB8.2 million , (ii) decrease in accrued expenses and other current liabilities of RMB7.6 million , and (iii) decrease in operating lease liabilities of RMB2.1 million; partially offset by (i) decrease in other receivables, deposits and other assets of RMB3.9 million, (ii) share-based compensation of RMB3.2 million, (iii) decrease in other non-current assets of RMB3.0 million, (iv) depreciation of property and equipment of RMB2.8 million, (v) noncash lease expenses of RMB3.0 million, (vi) increase in income tax payable of RMB2.4 million. (vii) fair value changes of investments of RMB2.0 million and (vii) provision of credit loss of RMB1.4 million.

Net cash used in operating activities amounted to RMB91.3 million in the 2022 fiscal year. It reflected the net loss of RMB118.7 million, primarily adjusted by: (i) deferred revenue of RMB66.1 million, (ii) changes in operating lease liabilities of RMB59.8 million, (ii) other receivables, deposits and other assets of RMB11.9 million, (iv) gain from disposal of liabilities and a subsidiary of RMB4.0 million, and (v) accrued expenses and other current liabilities of RMB3.1 million; partially offset by: (i) loss from goodwill impairment of RMB42.3 million, (ii) noncash lease expenses of RMB39.5 million, (iii) loss from equity method investments, net of taxes of RMB36.8 million, (iv) deferred income taxes of RMB14.4 million, (v) share-based compensation of RMB9.0 million, (vi) depreciation of property and equipment of RMB8.5 million, (vii) loss from property and equipment impairment of RMB7.9 million, (viii) provision for credit losses of RMB6.9 million, (ix) income tax payable of RMB4.6 million, and (x) loss from intangible assets impairment of RMB2.3 million.

Investing Activities

Net cash provided by investing activities amounted to RMB71.5 million (US$9.9 million) in the 2024 fiscal year. This was primarily attributable to (i) proceeds from maturity of investments of RMB351.8 million (US$48.9 million) and (ii) collection of loans to related parties of RMB5.3 million (US$0.7 million), and offset by (i) purchases of short-term investments under fair value of RMB103.1 million (US$14.3 million), (ii) purchases of long-term investments under fair value of RMB93.3 million (US$13.0 million), (iii)purchase of property and equipment of RMB56.6 million (US$7.9 million) (iv) purchase of short-term investments of RMB18.9 million (US$2.6 million), (v) payments to long-term investments of RMB9.0 million (US$1.3 million), and (vi) loans to related parties of RMB4.8 million (US$0.7 million).

Net cash used in investing activities amounted to RMB96.7 million in the 2023 fiscal year. This was primarily attributable to purchases of short-term investments under fair value of RMB175.8 million , purchases of long-term investments under fair value of RMB145.9 million, purchase of short-term investments of RMB29.3 million , payments to long-term investments of RMB13.5 million, and purchases of property and equipment of RMB8.7 million, offset by the proceeds from maturity of investments of RMB276.6 million.

Net cash provided by investing activities amounted to RMB4.3 million in the 2022 fiscal year. This was primarily attributable to proceeds from maturity of investments under fair value of RMB128.1 million, partially offset by the purchase of short-term investments of RMB89.5 million, the payments to long-term investments of RMB14.0 million and purchases of property and equipment of RMB9.9 million.

Financing Activities

Net cash provided by financing activities amounted to RMB41.3 million (US$5.7 million) in the 2024 fiscal year. This was primarily attributable to proceeds from bank loan of RMB40.0 million (US$5.6 million) and proceeds from related parties loans of RMB1.6 million (US$0.2 million).

Net cash used by financing activities amounted to RMB0.8 million in the 2023 fiscal year. This was primarily attributable to repayment on related parties loans of RMB0.6 million.

Net cash used by financing activities amounted to RMB25.6 million in the 2022 fiscal year. This was primarily attributable to repurchase of ordinary shares of RMB27.8 million and partially offset by the contribution from non-controlling interests of RMB3.6 million.

In December, 2023, the Group entered into a fixed asset loan agreement with China Merchants Bank in the amount of RMB90,000 (US$12,504). In January, 2024, the Group withdrew RMB40,000 (US$5,557) from the loan with maturity date in December, 2030 and an effective interest rate of 3.60%. The fixed asset loan is uncommitted fully cash backed, with restricted cash of RMB121,472 (US$16,876) as of February 29, 2024..

Material Cash Requirements

Our material cash requirements as of February 29, 2024 primarily include our working capital needs, capital expenditures, long-term borrowing repayments, lease obligations, capital commitment, and long-term investment obligations.

Our capital expenditures amounted to RMB10.0 million, RMB8.7 million and RMB56.6 million (US$7.9 million) in the 2022, 2023, 2024 fiscal year, respectively. Our capital expenditures were primarily related to construction and development of study camps and leasehold improvements.

The following table sets forth our contractual obligations as of February 29, 2024.

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	2,412	335	1,412	820	180	—
Long-term investment obligations	9,000	1,250	9,000	—	—	—
Long-term borrowings	40,000	5,557	—	4,000	8,000	28,000
Capital commitments	64,896	9,016	64,896	—	—	—
Total	116,308	16,158	75,308	4,820	8,180	28,000

As of February 29, 2024, we had capital commitments of approximately RMB64.9 million (US$9.0 million). These commitments were solely related to contracts signed with vendors for study camps construction in Wuyuan, Jiangxi by the Group and are expected to be paid in one year.

Our long-term investment obligations represent obligations in connection with several investments as of February 29, 2024. As of February 29, 2024, the payment due within one year and thereafter for our long-term investment obligations amounted to RMB9.0 million (US$1.3 million).

As of February 29, 2024, we had long-term borrowings amounted to RMB40 million (US$5.6 million) and are expected to be paid from July 25, 2026 to December 15, 2030.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 29, 2024.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. In the 2024 fiscal year, Shanghai Fuxi received service fees of RMB3.6 million (US$0.5 million) from the VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our WFOE may receive service fees from the VIEs and we may rely on dividends from our WFOE and other PRC subsidiaries for our cash needs in the future. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. The VIEs in the PRC contributed 100%, 97.6% and 99.3% of our consolidated revenue for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 29, 2024, 41.7% of our total assets were located in the PRC, 57.6% of our total assets were located in the Cayman Islands and 0.7% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) the VIEs in the PRC for the periods indicated as a percentage of total assets:

	Assets
	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Our Company and our subsidiaries
Four Seasons Education Cayman	55.8%	62.0%	57.6%
Four Seasons Education HK and other subsidiaries	9.6%	7.1%	16.3%
Shanghai Fuxi	13.7%	13.9%	12.5%
Our variable interest entities	20.9%	17.0%	13.6%
Total assets	100.0%	100.0%	100.0%

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

Intellectual Property

See “Item 4. Information on the Company ⸺ B. Business Overview ⸺ Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 29, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	62	Chairman
Yi Zuo	49	Director and Chief Executive Officer
Shaoqing Jiang	50	Director
Zongwei Li	52	Independent Director
Bing Yuan	56	Independent Director

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended February 29, 2024, we paid an aggregate of RMB5.2 million (US$0.7 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain share incentive plans in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders. The maximum number of ordinary shares which may be issued pursuant to our share incentive plans is 4,875,000.

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

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 3,370,000 shares under the 2017 Plan.

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

On June 1, 2023, we modified the exercise price to US$2.0 for a total number of 1,155,000 share options previously granted to independent directors, executive officers and employees on July 3, 2018, June 30, 2019 and February 5, 2021. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB453, of which RMB400 was recognized as compensation expenses during the year ended February 29, 2024. The remaining RMB53 will be amortized over the remaining vesting period of the modified options.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 29, 2024:

Functions	Number of Employees
Teachers	83
Learning center student services	17
General and administration	44
Sales, marketing and business development	46
Total	190

We had a total of 167 and 286 employees as of February 28, 2023 and 2022, respectively.

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
•
each selling shareholder.

The calculations in the table below are based on 21,163,416 ordinary shares outstanding as of May 31, 2024, excluding 2,938,567 ordinary shares repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number**	Percent**
Directors and Executive Officers:
Peiqing Tian(1)	9,659,901	44.6
Yi Zuo(2)	1,374,012	6.2
Shaoqing Jiang	-	-
Zongwei Li	*	*
Bing Yuan	-	-
All directors and executive officers as a group	11,039,913	52.2
Principal Shareholders:
Peiqing Tian(1)	9,659,901	44.6
Chengwei Capital HK Limited(3)	3,133,333	14.8
Theodore Walker Cheng-De King(4)	2,638,000	12.5
Jun Guo(5)	2,100,000	9.9
Yi Zuo(2)	1,374,012	6.2

* Beneficially owns less than 1% of our outstanding shares.

** In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1)
Consists of 9,172,401 ordinary shares held by Four Season Education Holdings Limited and 12,500 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 475,000 ordinary shares underlying options vested within 60 days after the date of May 31, 2024 held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
(2)
Consists of 307,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company, and 1,066,790 ordinary shares underlying options vested within 60 days after the date of May 31, 2024 held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
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
(4)
Consists of 2,638,000 ordinary shares held in the form of ADSs by Sutro Park Ltd., a British Virgin Islands company. Mr. Theodore Walker Cheng-De King is the sole shareholder of Sutro Park Ltd. Mr. King's business address is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.
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

As of May 31, 2024, the number of our ordinary shares issued and outstanding was 21,163,416, excluding 2,938,567 ordinary shares repurchased by the Company, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 29, 2024.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 29, 2024 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

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

Contractual Arrangements with The VIEs, Their Shareholders and Us

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among the VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We charged service fee for the copyright use of our self-developed book series and purchased printing service for the self-developed book series from East China Normal University Electronic and Audio-visual Publishing House ("ESNU E&A Publishing"), a wholly-owned subsidiary of the non-controlling shareholder of us. For the 2022, 2023 and 2024 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB0.5 million, and RMB0.1 million (US$0.02 million), respectively, to purchase services from ESNU E&A Publishing. We also purchased IT service from Shanghai Four Season Online School (“SHFSOS”),an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of the Group. For the 2022, 2023 and 2024 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB 0.1 million and RMB0.3 million (US$0.04 million), respectively, to purchase services from SHFSOS.

Services Provided to Related Parties

We provide services to Shanghai Four Season Online School ("SHFSOS"), which is sponsored by Shanghai Jiaxin Travel Agency ("Jiaxin Travel"), an entity controlled by Mr. Tian Peiqing, Chairman of the Company. We entered into transactions of an aggregate of approximately nil, RMB7.4 million and RMB0.9 million (US$0.1 million) to provide course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, in the 2022, 2023 and 2024 fiscal year, respectively. We also entered into transactions of an aggregate of approximately nil, nil and RMB1.2 million (US$0.2 million) to provide tourism service to Jiaxin Travel, in the 2022, 2023 and 2024 fiscal year, respectively. The amounts of transactions that we entered into with others were approximately RMB0.9 million, RMB0.3 million and RMB0.3 million (US$ 0.05 million) for the 2022, 2023 and 2024 fiscal years, respectively.

Related Party leases

We recognized lease expenses of RMB0.1 million, RMB0.1 million and RMB 4.1 million (US$0.6 million) in the 2022, 2023 and 2024 fiscal year, respectively.

Loan to Related Party

We provided interest-free, unsecured and due on demand loan to Shanghai Jing’an Dangdai Art Training School (“Dangdai”) of nil, RMB0.1 million and RMB3.8 million (US$ 0.5 million) in the 2022, 2023 and 2024 fiscal year, respectively. We provided interest-free, unsecured and due on demand loan to other related parties of nil, nil and RMB1.0 million (US$ 0.1 million) in the 2022, 2023 and 2024 fiscal year, respectively.

Gain from disposal of liabilities and a subsidiary

Due to the change in regulations, we ceased offering K-9 Academic AST services at the end of 2021. We disposed the deferred revenue related to K-9 Academic AST services that we received in advance from the students for the unconsummated lessons to Jiaxin Travel’s sponsored not-for profit entities with a consideration at RMB7.5 million. After disposal, all the rights and obligations related to the contracts of unconsummated lessons were transferred to Jiaxin Travel. We recognized gain of RMB0.8 million from the transaction.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC— Our subsidiaries and the VIEs in the PRC are subject to restrictions on making dividends and other payments to us.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 and traded under the symbol “FEDU.” Each ADS represents ten ordinary share as of February 29, 2024.

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
•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
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
•
an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

It is generally expected that a United States Holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally should not be subject to United States federal income tax.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty that the U.S. Treasury has determined satisfies the requirements of Section 1(h)(11)(C)(i)(II) of the Code (a “Qualified Foreign Corporation”) and certain other conditions are met. A non-United States corporation is treated as a Qualified Foreign Corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a Qualified Foreign Corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 29, 2024 and we may be a PFIC for the current taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. In addition, there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in later years.

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

Passive Foreign Investment Company

Based on the historical market price of our ADSs, the historical composition of our income and assets, we believe that we were a PFIC for our taxable year ended February 29, 2024 and we may be a PFIC for the current taxable year.

We will be treated as a PFIC for any taxable year if, applying applicable look-through rules, either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will or will not be a PFIC for our current or any future taxable year. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. While we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC (each such entity, a “lower tier PFIC”), you would be treated as owning a proportionate amount (by value) of the shares of each lower tier PFIC for purposes of the application of these PFIC rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

A United States Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains, provided that certain requirements are met. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares and will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “—Dividends and Other Distributions on the ADSs or Our Ordinary Shares,” except that the lower capital gains rate applicable to qualified dividend income would not apply.

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

As previously noted, we believe that we were a PFIC for our taxable year ended February 29, 2024 and we may be a PFIC for our current taxable year. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-220951), as amended, including prospectus contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-221179) to register the ADSs and registration statement on Form S-8 (File Number 333-224308) to register our securities to be issued under our 2015 Share Incentive Plan and 2017 Share Incentive Plan.

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

As of February 29, 2024, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB102.5 million (US$14.2 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 29, 2024, would result in a decrease of US$1.3 million in cash, cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and -0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents ten ordinary shares, are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas is the depositary of our ADS program. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

For the period from the effective date of the registration statement on Form F-1 to February 29, 2024, we have used US$43.4 million of our proceed from the offering, of which US$20.0 million was paid in connection with our dividend paid in 2019, US$8.4 million was paid in connection with our share repurchase, US$5.8 million was paid in connection with equity investments, US$3.0 million was used in connection with capital expenditures and US$6.2 million was used for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of February 29, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, due to the presence of the material weakness that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 29, 2024, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was ineffective due to the presence of a material weakness as of February 29, 2024.

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

In the course of auditing our consolidated financial statements for the years ended February 28, 2022, 2023 and February 29, 2024, we and our independent registered public accounting firms identified a material weakness in the design or operation of internal controls, that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. This could adversely affect our ability to record, process, summarize, and report financial data.

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

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	USD	USD	USD
	(in thousands)
Audit fees(1)	653	480	422

(1)
“Audit fees” means the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimum services which are approved by the audit committee prior to the completion of the audit.

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

The following table summarizes the details of the repurchases made in accordance with the Program during the year ended February 29, 2024.

Period	Total number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 2023	2,580	8.90	7,539	4,942,235
Total	2,580	8.90	7,539	4,942,235

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIEs

Not applicable.

ITEM 16k. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment processes to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

Governance

Our board of directors is responsible for overseeing cybersecurity risks. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our Vice President of Technology, and his team, who have many years of experience in the field, are primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Vice President of Technology reports to our CEO and provides periodic updates to our CEO and the board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

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
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2019 (incorporated by reference to Exhibit 4.14 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 25, 2019)

4.15

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on July 2, 2021)

4.16

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on July 2, 2021)

4.17

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.17 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.18

English Translation of Exclusive Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.18 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.19

English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.19 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.20

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.21

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.21 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.22

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.22 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 30, 2022)

4.23

English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021 (incorporated by reference to Exhibit 4.23 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 28, 2023)

4.24

English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 333-220951) filed publicly with the SEC on June 28, 2023)

4.25*

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024

4.26*

English Translation of Exclusive Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024

4.27*

English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024

4.28*

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024

4.29*	English Translation of Consent Letter granted by shareholder of Shanghai Luoliang Network Technology Co., Ltd.’s spouse dated March 6, 2024
4.30*	English Translation of Consent Letter granted by shareholder of Shanghai Luoliang Network Technology Co., Ltd.’s spouse dated March 6, 2024
4.31*

English Translation of Agreement on Capital Increase, Share Expansion and Equity Transfer of Shanghai Zihua International Travel Service Co., Ltd., among Shanghai Four Seasons Education Investment Management Co., Ltd., Tao Jingyu and Tao Xingu dated May 29, 2023

4.32*

English Translation of Construction Project Contract of Siji Gongda Comprehensive Practice Education Study Camp Dormitory Project in Qinghua Town of Wuyuan County, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and Huangshan Jishi Construction Engineering Co., Ltd. dated April 26, 2023

4.33*

English Translation of Construction Project Contract of Wuyuan County Siji Qinghua Gongda Comprehensive Practice Education Camp Research Building and Siji Gongda Reception Center Project, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and China Jingye Engineering Technology Co., Ltd. dated July 1, 2023

4.34*

English Translation of Supplementary Agreement to the Construction Project Contract of Wuyuan County Siji Qinghua Gongda Comprehensive Practice Education Camp Research Building and Siji Gongda Reception Center Project, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and China Jingye Engineering Technology Co., Ltd. dated January 29, 2024

8.1*	List of major subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

12.1**	Certification by the Group Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by the Group Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Group Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Fangda Partners regarding certain PRC law matters
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Director

Date: June 27, 2024

[Signature Page to Form 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”) as of February 29, 2024 and February 28, 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended February 29, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

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

As described in Note 5, Note 6, and Note 15 to the consolidated financial statements, the Company performed impairment analysis on the property and equipment, intangible assets, and operating lease right-of-use assets, and recorded RMB 3.7 million impairment loss during the year ended February 29, 2024.

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

- corroborating the significant assumptions, including useful lives of long-lived assets, cash flow projection and evidence obtained to support future projection.

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, NY

June 27, 2024

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of
		February 28, 2023	February 29, 2024
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		175,696	180,198	25,035
Accounts receivable, net of allowance for credit losses of RMB215 and nil as of February 28, 2023 and February 29, 2024		887	3,249	451
Other receivables, deposits and other assets, net of allowance for credit losses of RMB5,852 and RMB4,755 as of February 28, 2023 and February 29, 2024, respectively		7,306	15,026	2,088
Amount due from related parties, net of allowance for credit losses of RMB971 and RMB nil as of February 28, 2023 and February 29, 2024, respectively	14	11,127	8,264	1,148
Short-term investments	4	24,332	18,929	2,630
Short-term investments under fair value	4	156,639	82,791	11,502
Long-term investments under fair value - current	4	135,201	14,122	1,962
Total current assets		511,188	322,579	44,816
Non-current assets
Restricted cash		1,362	122,048	16,957
Property and equipment, net	5	13,979	66,069	9,179
Operating lease right-of-use assets	15	29,379	27,235	3,784
Intangible assets, net	6	2,476	1,858	258
Goodwill		—	1,125	156
Deferred tax assets	12	601	—	—
Long-term investments, net	7	27,500	36,000	5,002
Long-term investment under fair value - non-current	4	13,583	94,817	13,173
Other non-current assets		972	2,429	337
Total non-current assets		89,852	351,581	48,846
TOTAL ASSETS		601,040	674,160	93,662

LIABILITIES (including amounts of the consolidated VIEs without recourse to Four Seasons Education (Cayman) Inc. See Note 2)
Current liabilities
Amounts due to related parties	14	867	3,384	470
Accrued expenses and other current liabilities	8	59,542	66,040	9,175
Operating lease liabilities - current	15	2,531	1,183	164
Income tax payable		17,171	18,189	2,527
Deferred revenue		7,269	18,023	2,504
Total current liabilities		87,380	106,819	14,840

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of
		February 28, 2023	February 29, 2024
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Deferred tax liabilities	12	575	—	—
Long-term borrowings	9	—	40,000	5,557
Operating lease liabilities - non-current	15	1,195	1,197	166
Total non-current liabilities		1,770	41,197	5,723
TOTAL LIABILITIES		89,150	148,016	20,563
Commitments and contingencies	16

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 21,189,215 and 21,163,416 shares issued and outstanding as of February 28, 2023 and February 29, 2024, respectively)		14	14	2
Additional paid-in capital		780,191	783,313	108,828
Treasury shares (2,912,768 and 2,938,567 shares as of February 28, 2023 and February 29, 2024, respectively)	10	(55,931)	(56,090)	(7,793)
Accumulated deficit		(282,300)	(277,339)	(38,531)
Accumulated other comprehensive income		15,758	25,105	3,488
Shareholders’ equity		457,732	475,003	65,994
Non-controlling interests		54,158	51,141	7,105
Total equity		511,890	526,144	73,099
TOTAL LIABILITIES AND EQUITY		601,040	674,160	93,662

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the Years Ended
		February 28,	February 28,	February 29,
		2022	2023	2024
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue
---Revenue from third parties		249,274	26,556	123,076	17,099
---Revenue from related parties		949	7,660	2,369	329
Total Revenue	2(q)	250,223	34,216	125,445	17,428
Cost of revenue		(149,615)	(19,922)	(79,951)	(11,108)

Gross profit		100,608	14,294	45,494	6,320

General and administrative expenses		(85,298)	(45,291)	(44,337)	(6,160)
Sales and marketing expenses		(22,045)	(4,668)	(6,753)	(938)
Lease termination loss		(7,046)	—	—	—
Impairment loss on intangible assets and goodwill		(44,562)	—	—	—
Impairment loss on other long-lived assets		(7,871)	—	(3,674)	(510)

Operating loss		(66,214)	(35,665)	(9,270)	(1,288)
Subsidy income		2,298	1,412	728	101
Gain from disposal of liabilities and a subsidiary	14	4,048	—	—	—
Interest income, net		3,230	2,284	7,235	1,005
Realized gain in investments		1,749	1,867	3,207	446
Unrealized holding (loss) gain in investments		(2,855)	(3,794)	3,910	543
Other (expense) income, net		(2,395)	1,401	(1,434)	(199)
Impairment loss on long-term investments	7	—	—	(500)	(69)

(Loss) income before income taxes and loss from equity method investments		(60,139)	(32,495)	3,876	539

Income tax expense	12	(21,843)	(993)	(1,101)	(153)
Loss from equity method investments		(36,750)	—	—	—

Net (loss) income		(118,732)	(33,488)	2,775	386
Less: Net loss attributable to non-controlling interests		(5,270)	(3,822)	(2,186)	(304)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.		(113,462)	(29,666)	4,961	690
Net (loss) income per ordinary share:
- Basic	13	(5.04)	(1.40)	0.23	0.03
- Diluted	13	(5.04)	(1.40)	0.21	0.03

Weighted average shares used in calculating net loss per ordinary share:
- Basic	13	22,491,122	21,234,763	21,164,265	21,164,265
- Diluted	13	22,491,122	21,234,763	23,614,631	23,614,631

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss) income	(118,732)	(33,488)	2,775	386
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(9,479)	38,526	9,347	1,299
Comprehensive (loss) income	(128,211)	5,038	12,122	1,685
Less: Comprehensive loss attributable to non-controlling interests	(5,270)	(3,822)	(2,186)	(304)
Comprehensive (loss) income attributable to Four Seasons Education (Cayman) Inc.	(122,941)	8,860	14,308	1,989

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income(loss)	Total Four Seasons Education (Cayman) Inc. shareholders' equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at February 28, 2021 in RMB	23,131,195	15	970,788	(27,899)	768,150	(138,290)	(13,289)	588,687	57,701	646,388
Contribution from non-controlling interests	—	—	—	—	(480)	—	—	(480)	4,110	3,630
Share-based compensation	—	—	—	—	9,002	—	—	9,002	—	9,002
Net loss for the year	—	—	—	—	—	(113,462)	—	(113,462)	(5,270)	(118,732)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,479)	(9,479)	—	(9,479)
Repurchase of ordinary shares (Note 10)	(1,892,389)	(1)	1,892,389	(27,794)	—	—	—	(27,795)	—	(27,795)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	11	11
Reconsolidation of previously deconsolidated VIE	—	—	—	—	351	—	—	351	—	351
Dividend to non-controlling interests	—	—	—	—	—	(882)	—	(882)	—	(882)
Balance at February 28, 2022 in RMB	21,238,806	14	2,863,177	(55,693)	777,023	(252,634)	(22,768)	445,942	56,552	502,494
Deregistration of subsidiaries	—	—	—	—	—	—	—	—	1,428	1,428
Repurchase of ordinary shares (Note 10)	(49,591)	(0)	49,591	(238)	—	—	—	(238)	—	(238)
Net loss for the year	—	—	—	—	—	(29,666)	—	(29,666)	(3,822)	(33,488)
Share-based compensation	—	—	—	—	3,168	—	—	3,168	—	3,168
Foreign currency translation adjustments	—	—	—	—	—	—	38,526	38,526	—	38,526
Balance at February 28, 2023 in RMB	21,189,215	14	2,912,768	(55,931)	780,191	(282,300)	15,758	457,732	54,158	511,890
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1,125	1,125
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(1,956)	(1,956)
Repurchase of ordinary shares (Note 10)	(25,799)	—	25,799	(159)	—	—	—	(159)	—	(159)
Net income for the year	—	—	—	—	—	4,961	—	4,961	(2,186)	2,775
Share-based compensation	—	—	—	—	3,122	—	—	3,122	—	3,122
Foreign currency translation adjustments	—	—	—	—	—	—	9,347	9,347	—	9,347
Balance at February 29, 2024 in RMB	21,163,416	14	2,938,567	(56,090)	783,313	(277,339)	25,105	475,003	51,141	526,144
Balance at February 29, 2024 in USD (Note 2)	21,163,416	2	2,938,567	(7,793)	108,828	(38,531)	3,488	65,994	7,105	73,099

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net (loss) income for the year	(118,732)	(33,488)	2,775	386
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	9,002	3,168	3,122	434
Provision for credit losses	6,881	1,438	—	—
Depreciation of property and equipment	8,458	2,802	3,735	519
Noncash lease expenses	39,476	2,960	3,965	551
Loss (gain) of disposal of property and equipment	954	315	(424)	(59)
Loss from property and equipment impairment	7,871	—	3,674	510
Amortization of intangible assets	1,719	789	618	86
Loss from intangible assets impairment	2,255	—	—	—
Loss from equity method investments, net of taxes	36,750	—	—	—
Loss from goodwill impairment	42,307	—	—	—
Loss from long-term investments impairment	—	—	500	69
Fair value changes of investments	1,106	1,927	(3,910)	(543)
Gain from disposal of liabilities and a subsidiary	(4,048)	—	—	—
Loss (gain) from deregistration of subsidiaries	—	458	(2,202)	(306)
Deferred income taxes	14,436	118	26	4
Changes in operating assets and liabilities and other, net:
Accounts receivable	(1,677)	1,150	(289)	(40)
Amounts due from related parties	(332)	(8,231)	2,893	402
Other receivables, deposits and other assets	(11,920)	3,873	(7,117)	(989)
Other non-current assets	(1,737)	3,047	(254)	(35)
Changes in operating lease liabilities	(59,801)	(2,059)	(3,167)	(440)
Amounts due to related parties	396	584	1,090	151
Accrued expenses and other current liabilities	(3,148)	(7,570)	142	20
Income tax payable	4,577	2,449	1,018	141
Deferred revenue	(66,114)	777	10,361	1,439
Net cash (used in) provided by operating activities	(91,321)	(25,493)	16,556	2,300
Cash flows from investing activities
Purchases of property and equipment	(9,876)	(8,659)	(56,616)	(7,866)
Purchases of intangible assets	(120)	—	—	—
Acquisition of businesses, net of cash acquired	(422)	—	71	10
Payments to long-term investments	(14,000)	(13,500)	(9,000)	(1,250)
Purchases of short-term investments	(89,544)	(29,349)	(18,929)	(2,630)
Purchases of short-term investments under fair value	—	(175,849)	(103,145)	(14,330)
Purchases of long-term investments under fair value	—	(145,910)	(93,280)	(12,960)
Proceeds from maturity of investments	128,136	276,565	351,827	48,880
Loans to related parties	(588)	—	(4,763)	(662)
Collection of loans to related party	—	—	5,316	739
VIE consolidation	100	—	—	—
Disposal of liabilities	(7,500)	—	—	—
Disposal of a subsidiary	(1,889)	—	—	—
Net cash provided by (used in) investing activities	4,297	(96,702)	71,481	9,931

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28	February 28	February 29
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Contribution from non-controlling shareholders of subsidiaries	3,630	—	—	—
Proceeds from related parties loans	—	—	1,587	221
Repayment to related parties loans	(508)	(600)	(160)	(22)
Repurchase of ordinary shares	(27,795)	(238)	(159)	(22)
Dividends paid to non-controlling shareholders	(882)	—	—	—
Proceeds from long-term borrowings	—	—	40,000	5,557
Net cash (used in) provided by financing activities	(25,555)	(838)	41,268	5,734
Effect of foreign exchange rate changes	(3,932)	27,389	(4,117)	(572)
Net (decrease) increase in cash, and cash equivalents and restricted cash	(116,511)	(95,644)	125,188	17,393
Cash and cash equivalents and restricted cash at beginning of the year	389,213	272,702	177,058	24,599
Cash and cash equivalents and restricted cash at end of the year	272,702	177,058	302,246	41,992
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	262,429	175,696	180,198	25,035
Restricted cash	10,273	1,362	122,048	16,957
Total cash and cash equivalents and restricted cash	272,702	177,058	302,246	41,992
Supplemental disclosure of cash flow information:
Income taxes paid	3,315	156	57	8
Cash paid for amounts included in measurement of lease liabilities	39,013	4,516	3,034	422
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	30,259	2,491	1,846	256
Supplemental schedule of non-cash investing and financing activities:	326	120	3,662	509

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

As of February 29, 2024, details of the Company’s major subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as of February 29, 2024	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Consulting service
Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd. ("Wuyuan Sijijiaozhong")	December 20, 2023	Jiangxi	100%	Consulting service
Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. (“Wuyuan Siji Gongda”)	May 28, 2022	Jiangxi	100%	Tourism service
Variable interest entities:
Shanghai Luoliang Network Technology Co., Ltd. ("Shanghai Luoliang")(1)	March 12, 2014	Shanghai	100%	Education service
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment") (2)	March 13, 2007	Shanghai	100%	Investment holding
VIE's subsidiaries:
Wufeng Siji Xuezhi Education Management Co., Ltd. (“Wufeng Siji Xuezhi”)	October 19, 2022	Hubei	60%	Tourism service
Shexian Siji Xingzhi Culture Development Co., Ltd. (“Shexian Siji Xingzhi”)	November 11, 2022	Jiangxi	100%	Tourism service
Shanghai Huangpu Fantasy Further Education School ("Fantasy School")	September 1, 2018	Shanghai	51%	Education service
Shanghai Jing'an Four Seasons Intellectual Sports Club ("Four Seasons Intellectual Sports")	June 15, 2018	Shanghai	100%	Education service
Chongqing Jingzhan Technology Training Center Co., Ltd. (“Chongqing Jingzhan”)	September 1, 2018	Chongqing	51%	Education service
Shanghai Jiahe International Tourism Co., Ltd. (“Shanghai Jiahe”)	July 22, 2022	Shanghai	80%	Tourism service
Shanghai Zihua International Travel Service Co., Ltd. (“Shanghai Zihua”)	June 1, 2023	Shanghai	55%	Tourism service
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

	As of
	February 28,	February 29,
	2023	2024
	RMB	RMB	USD
ASSETS
Total current assets	54,382	73,140	10,162
Total non-current assets	47,576	18,699	2,598
TOTAL ASSETS	101,958	91,839	12,760

LIABILITIES
Amount due to related parties	867	1,907	265
Accrued expenses and other current liabilities	56,009	59,219	8,227
Operating lease liabilities-current	2,067	976	136
Income tax payable	13,963	15,286	2,124
Deferred revenue	7,269	17,892	2,486
Total current liabilities	80,175	95,280	13,238
Deferred tax liabilities	575	—	—
Operating lease liabilities-non-current	859	992	138
Total non-current liabilities	1,434	992	138
TOTAL LIABILITIES	81,609	96,272	13,376

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD
Total revenue	250,223	33,381	124,568	17,307
Operating (loss) income	(63,619)	(12,688)	2,936	408
Net (loss) income	(80,976)	(11,077)	440	61
Net cash (used in) provided by operating activities	(70,397)	(73,927)	19,891	2,764
Net cash (used in) provided by investing activities	(2,294)	4,841	(2,270)	(315)
Net cash provided by (used in) financing activities	21,349	44,640	(1,194)	(166)

The VIEs contributed 100%, 97.6% and 99.3% of the Group's consolidated revenue for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. As of February 28, 2023 and February 29, 2024, the VIEs accounted for an aggregate of 17.0% and 13.6% respectively, of the audited consolidated total assets, and 91.5% and 65.0% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, short-term investments and long-term investments under fair value.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

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

The Group's non-financial assets, which primarily consist of goodwill, intangible assets, property and equipment, and operating lease right-of-use assets, are not required to be measured at fair value on a recurring basis, and instead are reported at carrying value in its consolidated balance sheets. However, on a periodic basis or whenever events or changes in circumstances indicate that they may not be fully recoverable (and at least annually for goodwill), the respective carrying value of non-financial assets are assessed for impairment and, if ultimately considered impaired, are adjusted and written down to their fair value, as estimated based on consideration of external market participant assumptions. The fair values of these assets were determined based on Level 3 measurements, the related inputs of which included estimates of the amount and timing of the assets' net future discounted cash flows, based on historical experience and consideration of current trends, market conditions, and comparable sales, as applicable.

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 28, 2022, 2023 and February 29, 2024:

	For the Years Ended
	February 28,		February 28,		February 29,
	2022		2023		2024
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 5)	—	7,871	—	—	—	—	3,674	510
Intangible assets, net (Note 6)	—	2,255	—	—	—	—	—	—
Goodwill	—	42,307	—	—	—	—	—	—

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, other receivables, deposits and other assets, amount due from related parties, short-term investments (term deposits and wealth management products), amounts due to related parties, accrued expenses and other current liabilities, operating lease liabilities, income tax payable and deferred revenue are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group believes that its long-term borrowing from bank approximates the fair value based on current yields for debt instruments with similar terms.

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

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB70,628 and RMB102,503 (US$14,241) as of February 28, 2023 and February 29, 2024, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows from RMB into US dollar as of and for the year ended February 29, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1977, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2024, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value. The Group’s cash and cash equivalents was RMB175,696 and RMB180,198 (US$ 25,035) as of February 28, 2023 and February 29, 2024, respectively. Balances are written off when determined to be uncollectible.

(j) Allowance for credit losses

The Group has developed a current expected credit loss ("CECL") model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. The balance of allowance for accounts receivable, other receivables, deposits and other assets and amount due from related parties was RMB7,038 and RMB4,755(US$661) as of February 28, 2023 and February 29, 2024, respectively. Balances are written off when determined to be uncollectible.

(k) Restricted cash

The Group's restricted cash represents deposits restricted as to withdrawal or use under government regulations and guarantee deposit restricted for long-term borrowings. Restricted cash is classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities. The balance of restricted cash under government regulations was RMB1,362 and RMB576 (US$81) as of February 28, 2023 and February 29, 2024, respectively; and the balance of restricted cash as guarantee deposits for long-term borrowings was nil and RMB121,472 (US$16,876) as of February 28, 2023 and February 29, 2024, respectively.

(l) Investments

The Group's investments consist of term deposit with original maturities greater than three months, wealth management products, investments under fair value, equity-method investments and equity investments without readily determinable fair value.

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

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, floating rate notes, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term investments under fair value and long-term investments under fair value in the consolidated balance sheets. Unrealized changes in the fair value of the investments, which are still held by the company as of year ends, are recorded as unrealized holding gain (loss) in investments in the consolidated statements of operations. Unrealized holding loss of RMB2,855 and RMB3,794, and gain of RMB3,910 (US$543) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. Realized changes in the fair value of the investments, which are matured during the periods, are recorded as realized gain (loss) in investments. Realized gain of RMB1,749, RMB 1,867 and RMB3,207 (US$446) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2022, 2023 and February 29, 2024.

The Group accounts for investment in equity securities that are in-substance common stocks and over which the Group can exercise significant influence but holds no controlling interest under equity method of accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive (loss) income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. As a result of the impairment analysis, the Group did not record any impairment for the years ended February 28, 2023 and February 29, 2024, and the impairment loss for the year ended February 28, 2022 was RMB35,584.

For equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income (loss) equal to the difference between the carrying value and fair value. As a result of the impairment analysis, the Group record nil, nil and RMB500 (US$69) impairment loss for the years ended February 28, 2022, 2023 and February 29, 2024.

(m) Property and equipment, net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization expense of long-lived assets is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

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

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized RMB7,871, nil and RMB3,674 (US$510) impairment loss of property and equipment during the years ended February 28, 2022, 2023 and February 29, 2024, respectively. The Group recognized RMB2,255, nil and nil impairment loss on intangible assets during the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is assessed annually for impairment (February 28 or 29 for the Group), or if indicator noted for goodwill impairment. The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. All goodwill generated from acquisitions was allocated to the one reporting unit: Four Seasons Education reporting unit as of February 28, 2023 and February 29, 2024.

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

Based on the results of goodwill impairment tests, the Group recognized RMB42,307, nil and nil impairment loss on goodwill during the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

(q) Revenue recognition

The Group derives its revenue from learning services, tourism services, and learning technology and content solutions.

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

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD

Learning services	235,627	18,516	65,842	9,148
Tourism services	1,843	3,502	51,880	7,208
Learning technology and content solutions	13,537	12,328	7,978	1,108
Less: Sales tax	784	130	255	36
Total	250,223	34,216	125,445	17,428

Learning services Historically, the Group offered expertly designed courses for students of different aptitude levels for each elementary school grade level as well as middle school, including tutoring services related to academic subjects to students from kindergarten through grade nine (the “K9 Academic AST Services”) and non-academic tutoring. To comply with the Opinion and the Regulations, the Group ceased offering the K9 Academic AST Services by the end of 2021 in mainland China. The Group continues to offer a broad range of expertly designed non-academic tutoring to enhance young learners’ scientific, cultural and aesthetic literacy. The Group’s non-academic tutoring include, among others, calligraphy, art, recitation, bridge, Go, and sudoku.

For learning services, each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable consideration in the contracts with customers, except that the Group offers certain refunds for the programs for elementary and middle school students. These refunds were offered for any unattended classes to students who decided to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and were subjected to refund at the option of the customer. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB408 and RMB454 (US$63) as of February 28, 2023 and February 29, 2024. Revenue from learning services is recognized proportionately as the courses are delivered.

Tourism Services The Group offers customized tourism services to travel agencies, corporate customers, and individuals, including but not limited to services like trip-related services and study camp operations, which can cater to different budgets and preferences. To deliver such service, the Group integrates the underlying resources such as transportation, accommodation and tour guide services from selected suppliers.

The Group enters into distinct service contract with customers for such services provided. The whole tourism service is determined as a single performance obligation with a fixed total consideration as the customers benefit from such a series of integrated travel resources, which are also not separately identifiable within the context of contracts. The Group is acted as principal and is primarily responsible for fulfilling the promise of the whole tourism service recognizes revenue on a gross basis. The Group recognizes revenue over the period of the tour because the customers simultaneously receive and consume the benefits provided by the Group as they complete the performance obligation.

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

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the cooperation with other learning centers and K-12 school course delivery performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were nil as of February 28, 2023 and February 29, 2024, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the years ended February 28, 2022, 2023 and February 29, 2024, RMB75,242, RMB6,492 and RMB7,269 (US$1,010) of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2021, 2022 and 2023. The contract liabilities were RMB7,269 and RMB18,023 (US$2,504) as of February 29, 2023 and February 29, 2024, respectively. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

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

(r) Cost of revenue

Cost of revenue consists of the following:

•
Tourism services related expense, which primarily consist of tour travel expense, accommodation expense and transportation expenditures,
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

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 28, 2022, 2023 and February 29, 2024, the advertising expenses were RMB15,579, RMB2,708 and RMB4,417 (US$614), respectively.

(t) Leases

The Group adopted Topic 842 and elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases.

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

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the right-of-use assets, there are no impairment loss of operating lease right-of-use assets during the years ended February 28, 2022, 2023 and February 29, 2024.

(u) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB2,298, RMB1,412 and RMB728 (US$101) for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

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

(aa) Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares and is calculated by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the vest of nonvested shares or exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive.

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

(ac) Recent accounting pronouncements not yet adopted

In October 2023, the FASB issued Accounting Standards Update No. 2023-06, (“ASU 2023-06”), Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate— Real Estate Investment Trusts—Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Group is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the FASB issued Accounting Standards Update No. 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), intended to improve segment disclosures requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require the public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported, measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In December 2023, the FASB issued Accounting Standard Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for public entities for the annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

3. BUSINESS COMBINATION

Business combinations during the year ended February 28, 2022:

On July 1, 2020, the Group acquired 40% equity interest of Shanghai Jing’an Four Seasons Bridge Club (“Bridge Club”) for a consideration of RMB200, and accounted the investment under equity method as the Group has the ability to exert significant influence. On March 1, 2021, the Group acquired another 30% equity interest of Bridge Club for a consideration of RMB600. As a result of these transactions, the Group obtained the control in Bridge Club and accounted for these transactions as step acquisition. The goodwill and non-controlling interests acquired were RMB589 and RMB11, respectively. Pro forma results of operations for this acquisition have not been presented as they are not material to the Group’s consolidated results.

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

Business combinations during the year ended February 29, 2024:

On June 1, 2023, the Group invested 23.8% equity interest of Shanghai Zihua International Travel Service Co., Ltd. ("Shanghai Zihua") for a total capital contribution of RMB2,500. At the same day, the Company acquired another 31.2% equity interest of Shanghai Zihua for a consideration of nil. As a result of these transactions, the Group obtained the control in Shanghai Zihua and accounted for these transaction as step acquisitions. The goodwill and non-controlling interests acquired from the acquisition were RMB1,125 (US$156) and RMB1,125 (US$156), respectively. Pro forma results of operations for this acquisition have not been presented as they are not material to the Group’s consolidated results.

4. SHORT-TERM INVESTMENT AND INVESTMENTS UNDER FAIR VALUE

Short-term investment includes structured deposits and term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will maturity within one year.

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, floating rate notes, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value. The Group measured the investments under fair value on a recurring basis at the end of each reporting period and classified this as level 1 fair value measurements or as level 2 fair value measurements for applicable structured products. Unrealized changes in the fair value of the investments, which are still held by the company as of year ends, are recorded as unrealized holding gain (loss) in investments in the consolidated statements of operations. Unrealized holding loss of RMB2,855 and RMB3,794, and gain of RMB3,910 (US$543) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. Realized changes in the fair value of the investments, which are matured during the year, are recorded as realized gain (loss) in investments. Realized gain of RMB1,749, RMB 1,867 and RMB3,207 (US$446) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2022, 2023 and February 29, 2024.

Short-term investments as of February 28, 2023 and February 29, 2024 were as follows:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Term deposits	24,332	18,929	2,630
Total	24,332	18,929	2,630

Investments under fair value as of February 28, 2023 and February 29, 2024 were as follows:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Short-term investments under fair value	156,639	82,791	11,502
Total	156,639	82,791	11,502

Long-term investments under fair value-current	135,201	14,122	1,962
Long-term investments under fair value-non-current	13,583	94,817	13,173
Total	148,784	108,939	15,135

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Leasehold improvement	7,334	5,501	765
Motor vehicles	3,007	2,772	385
Electronic equipment	3,503	3,275	455
Office equipment & furniture	1,760	1,355	188
Construction in progress	7,899	63,859	8,872
Total	23,503	76,762	10,665
Less: accumulated depreciation	9,524	10,693	1,486
Property and equipment, net	13,979	66,069	9,179

The construction in progress as of February 28, 2023 and February 29, 2024, are mainly the study camps construction in Wuyuan, Jiangxi. As of February 29, 2024, the Group entered into a number of agreements, at total cost of approximately RMB130,718 for the development of study camps in Wuyuan, covering approximately 45,535.3 square meters of construction area. As of February 29, 2024, RMB65,822 (US$9,145) had been paid for the construction. The Group expect to complete the construction in July 2024.

For the years ended February 28, 2022, 2023 and February 29, 2024, depreciation expenses were RMB8,458, RMB2,802 and RMB3,735 (US$519), respectively.

The Group recorded impairment loss for property and equipment of RMB7,871, nil and RMB3,674 (US$510) for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. The impairment loss for the year ended February 28, 2022 arose as a result of the changes in the regulatory environment and the Business Restructuring. The impairment loss for the year ended February 29, 2024 arose as a result of the plan to cease the operation of several study camps.

6. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Trade name	4,000	4,000	556
Student base and customer relationship	2,200	2,200	306
School cooperation agreements	1,000	1,000	139
Non-compete agreements	440	440	61
Purchased software	442	442	61
License	302	302	42
Total	8,384	8,384	1,165
Less: accumulated amortization	5,908	6,526	907
Intangible assets, net	2,476	1,858	258

For the years ended February 28, 2022, 2023 and February 29, 2024, amortization expenses were RMB1,719, RMB789 and RMB618 (US$86), respectively. As of February 29, 2024, estimated amortization expense of the existing intangible assets for each of the next five years ending February 28, 2029 and thereafter is RMB424, RMB424, RMB410, RMB400, RMB200 and nil.

The Group recorded impairment loss for intangible assets of RMB2,255, nil and nil for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. The impairment loss for the year ended

February 28, 2022 arose as a result of the changes in the regulatory environment and the Business Restructuring.

7. LONG-TERM INVESTMENTS, NET

The investments as of February 28, 2023 and February 29, 2024 were as follows:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Equity-method investments:
- FSOL	—	—	—
- Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	—	—	—
- Others	—	—	—

Equity investments without readily determinable fair values:
- Huangshan Xingyue Research Travel Education Co., Ltd. (“Huangshan”)	500	—	—
- Nanjing Chengwei Venture Capital Partnership (Limited Partnership) (“Chengwei”)	27,000	36,000	5,002
Total	27,500	36,000	5,002

The Group purchased 2,564,103 Series B preferred shares and 1,923,077 Series B-2 preferred shares of FSOL in March and April 2020, respectively, with the total cash consideration of US$5,833 to acquire approximately 35.77% of FSOL. The Group accounted for the investment in FSOL under equity-method as the preferred shares were deemed in-substance common stocks and the Group has the ability to exert significant influence. The Group recognized investment income of RMB460, nil and nil from equity method investments for the years ended February 28, 2022, 2023 and February 29, 2024, respectively. The investment was fully impaired for RMB35,332 in the year ended February 28, 2022.

The Group purchased 8.1% equity interest of Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing") in May 2020 with cash consideration of RMB3,000. The Group accounted for the investment in VIP Sing under equity-method as the Group has the ability to exert significant influence through the board seat held by the Group. The Group recognized investment loss of RMB1,522, nil and nil from equity method investments for the years ended February 28, 2022, 2023 and February 29, 2024. The investment was fully impaired for RMB252 in the year ended February 28, 2022.

In January 2022, the Group purchased 15% equity interest of Huangshan with consideration of RMB500. In December 2021, February 2022, August 2022 and May 2023, the Group paid considerations of RMB 4,500, RMB9,000, RMB 13,500 and RMB 9,000 to purchase equity interest of Chengwei, and the equity interest held by the Group as of February 29, 2024 was 4.01%. The Group also committed to provide further capital investment to Chengwei of RMB9,000 (US$1,250) when requested by Chengwei in future. The Group accounted the investment in Huangshan and Chengwei under equity investments without readily determinable fair values method as the Group had no significant influence over the investee and Huangshan and Chengwei had no readily determinable fair value. The investment in Huangshan was fully impaired for RMB500 (US$69) in the year ended February 29, 2024.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Payable for funding commitments (1)	45,000	45,000	6,252
Accrued employee payroll and welfare benefits	3,443	3,712	516
Default payable (2)	1,520	871	121
Other taxes payable (3)	887	3,540	492
Refund liabilities	408	454	63
Professional service fee payable	1,076	—	—
Others	7,208	12,463	1,731
Total	59,542	66,040	9,175

(1) As of February 28, 2023 and February 29, 2024, RMB45,000 (US$6,252) has been accrued as marketing expenses, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose.

(2) Default payable represents payable for the early terminated lease contracts.

(3) Other taxes payable consists of value added tax payable, withholding individual tax payable and other tax payable.

9. LONG-TERM BORROWINGS

Summary of long-term borrowings consisted of the following:

Creditors	Annual Interest Rate	Maturity Date	As of
			February 28, 2023	February 29, 2024
			RMB	RMB	USD
China Merchants Bank (1)	3.60%	December 15, 2030	—	40,000	5,557

(1) The Company has entered into a facility agreement (the "Facility Agreement") with China Merchants Bank Co., Ltd. Singapore Branch for an uncommitted credit facility up to RMB110 million (in USD equivalent), which will be utilized to provide credit support for a domestic fixed assets loan (the "Loan") of RMB90 million. As of February 29, 2024, the Group has withdrawn RMB40,000 (US$5,557) from the loan in China Merchants Bank Co., Ltd. Shanghai Branch with maturity date in December, 2030 and an effective interest rate of 3.60%. Loan is uncommitted fully cash backed, with restricted cash amount of RMB121,472 (US$16,876) as of February 29, 2024.

(2) The Group is requested to make the repayment every half year for the principles from July 25, 2026 to December 15, 2030. For the long-term borrowings as of February 29, 2024, the repayment scheduled agreed by both parties is as following:

		Repayment Amount
Period	Repayment Date	RMB	US$
1	July 25, 2026	2,000	278
2	January 25, 2027	2,000	278
3	June 25, 2027	2,000	278
4	January 25, 2028	2,000	278
5	June 25, 2028	2,000	278
6	January 25, 2029	2,000	278
7	June 25, 2029	2,000	278
8	January 25, 2030	2,000	278
9	June 25, 2030	2,000	278
10	December 15, 2030	22,000	3,055
	Total	40,000	5,557

10. TREASURY SHARES

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. Under the repurchase plan, the Group had repurchased an aggregate of 1,892,389, 49,591 and 25,799 ordinary shares on the open market for a total cash consideration of RMB27,794, RMB238 and RMB159 (US$23) during the years ended February 28, 2022, 2023 and February 29, 2024, which were accounted for as the cost of the treasury shares.

11. SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the Years Ended
	February 28, 2022	February 28, 2023	February 29, 2024
	RMB	RMB	RMB	USD
General and administrative expenses	8,817	3,001	2,939	408
Sales and marketing expenses	185	167	183	26
Total share-based compensation	9,002	3,168	3,122	434

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

On June 1, 2023, the Company modified the exercise price to US$2 for a total number of 1,155,000 outstanding share options previously granted to independent directors, executive officers and employees on July 3, 2018, June 30, 2019 and February 5, 2021. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB453, of which RMB400 was recognized as compensation expenses during the year ended February 29, 2024. The remaining RMB53 will be amortized over the remaining vesting period of the modified options.

On June 1, 2023, the Company granted 100,000 share options to employees at the weighted average grant date fair value of RMB 17.75 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted during the year ended February 29, 2024 with reference to the closing price of the Company on the measurement dates.

For the Year Ended
February 29,
2024
Average risk-free rate of interest	3.61% or 3.65%
Estimated volatility rate	52.0% or 54.0%
Dividend yield	0%
Life of options	10 years

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

A summary of the aggregate option activity and information regarding options outstanding for the periods presented are as below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(in 000s)	RMB	Years	RMB
Options outstanding on February 28, 2022	3,898	14.49	5.91	—
Granted	—	—	—
Forfeited	(93)	25.46	7.66
Expired	(592)	13.60	4.57
Exercised	—	—	—
Options outstanding on February 28, 2023	3,213	14.34	4.91	—
Granted	100	14.40	9.33
Forfeited	(72)	15.86	5.21
Expired	(15)	17.26	7.00
Exercised	—	—	—
Options outstanding on February 29, 2024	3,226	15.66	4.08	—
Options vested or expected to vest on February 29, 2024	3,226	15.66	4.08	—
Options exercisable on February 29, 2024	2,959	15.35	3.72	—

For years ended February 28, 2022, 2023 and February 29, 2024, the Group recognized share-based compensation expense of RMB9,002, RMB3,168 and RMB3,122 (US$434), respectively. As of February 29, 2024, there was RMB1,830 (US$254) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 1.15 years.

12. INCOME TAXES

Income tax expenses consist of the following:

	For the Years Ended
	February 28, 2022	February 28, 2023	February 29, 2024
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	7,407	875	1,076	149
Deferred income tax expense (benefit):
PRC	14,436	118	25	4
Total income tax expense	21,843	993	1,101	153

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2022, 2023 and February 29, 2024.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended February 28, 2022, 2023 and February 29, 2024, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	8,486	12,455	1,731
Advertising expenses	231	768	107
Donation overspending	5,369	5,200	722
Lease liability	545	570	79
Accrued expenses	13,701	13,678	1,900
Depreciation and amortization	115	119	17
Allowance for doubtful accounts	3,312	3,531	491
Less: valuation allowance	(30,521)	(35,196)	(4,890)
Total deferred tax assets	1,238	1,125	157

Deferred tax liabilities:
Amortization of intangible assets acquired from acquisition	(575)	(450)	(63)
Right-of-use asset	(637)	(675)	(94)
Total deferred tax liabilities	(1,212)	(1,125)	(157)

Net deferred tax assets	26	—	—

The Group considers positive and negative evidence to determine whether some portion or all the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. With the consideration of the duration of statutory carry forward periods and forecasts of future profitability, it has concluded that it is more likely than not that all its deferred tax assets generated from the Group would not be utilized in the future. The Group has provided full allowance of its deferred tax assets. Movement of the valuation allowance is as follows:

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Balance at the beginning of the year	(27,368)	(30,521)	(4,240)
Provided	(3,383)	(15,356)	(2,134)
Written off	230	10,681	1,484
Balance at the end of the year	(30,521)	(35,196)	(4,890)

As of February 29, 2024, PRC tax loss carry-forward amounted to RMB59,778 (US$8,305), and would expire from calendar year 2025 to 2029, respectively. HK tax loss carry-forward amounted to RMB12,084 (US$1,679) can be carried forward indefinitely. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB35,196 (US$4,890) had been established as of February 29, 2024.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, regarding tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%.

As of February 28, 2023 and February 29, 2024, there is RMB15,313 ($US2,127) uncertain tax position included in income tax payable that if recognized upon the expiration of the statute limitation would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. There was no interest and penalty accrued as of February 28, 2023 and February 29, 2024. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2023 and February 29, 2024.

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

Loss before provision for income taxes is attributable to the following geographic locations for the years ended February 28, 2022, 2023 and February 29, 2024:

	For the Years Ended
	February 28, 2022	February 28, 2023	February 29, 2024
	RMB	RMB	RMB	USD
PRC	(44,126)	(14,937)	4,542	632
Foreign	(16,013)	(17,558)	(666)	(93)
Total Loss before provision of income taxes	(60,139)	(32,495)	3,876	539

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 28, 2022, 2023 and February 29, 2024 are as follows:

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Statutory income tax rate	25%	25%	25%
Non-deductible expenses	(26%)	3%	21%
Effect of preferential tax rate	(5%)	(3%)	41%
Effect of non-taxable income	14%	1%	(28%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(6%)	(13%)	(18%)
Effect of tax rate change	—	(6%)	(15%)
Effect of valuation allowance	(38%)	(10%)	121%
Effect of true-up on net operating loss	—	—	(118%)
Effective tax rate	(36%)	(3%)	29%

For the year ended February 28, 2022, the non-deductible expenses is mainly due to goodwill impairment. For the year ended February 29, 2024, non-deductible expenses include all non-deductible items for accrued expenses and others. The true-up on net operating loss is mainly due to true-up on differences between the tax loss on PRC tax return and prior year accumulated net operating loss.

13. EARNINGS (LOSS) PER SHARE

Net earnings (loss) per share was computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 28, 2022, 2023 and February 29, 2024:

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD
Net (loss) income attributable to ordinary shareholders-basic and diluted	(113,462)	(29,666)	4,961	690
Weighted average number of ordinary shares outstanding-basic and diluted	22,491,122	21,234,763	21,164,265	21,164,265
Weighted average number of ordinary shares outstanding-diluted	22,491,122	21,234,763	23,614,631	23,614,631
Basic - net (loss) income per share	(5.04)	(1.40)	0.23	0.03
Diluted - net (loss) income per share	(5.04)	(1.40)	0.21	0.03

For the years ended February 28, 2022 and 2023, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive; For the years ended February 29,2024, diluted net income per share includes the following instruments as their inclusion would be dilutive:

	For the Years Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Share options	3,897,609	3,212,209	3,226,000

14. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Four Seasons Online Education (Cayman) Inc.("FSOL")	Equity method investee of the Group
Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	Equity method investee of the Group
Four Seasons Online Education (HK) Inc.("FSOL (HK)")	Equity method investee of the Group
Shanghai Fuxi Network Co., Ltd.("Fuxi Network")	Equity method investee of the Group
Shanghai Jiaxin Travel Agency ("Jiaxin Travel")	Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Jing’an Dangdai Art Training School ("Dangdai")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of VIE's subsidiary
Ju Yiming, Yang Huining, Ma Lichao, Yang Hongguan, Tao Jingyu	Non-controlling interest shareholders of VIE's subsidiaries
Shanghai Four Season Online School ("SHFSOS")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
East China Normal University Electronic and Audio-visual Publishing House ("ESNU E&A Publishing")	Wholly-owned subsidiary of the non-controlling shareholder of the Group
Shanghai Jiading Four Seasons Bole Training School ("Bole")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
East China Normal University Publishing House ("ESNU Publishing")	Non-controlling interest shareholders of VIE's subsidiaries

The Group entered into the following transactions with its related parties:

	For the Years Ended
	February 28	February 28	February 29
	2022	2023	2024
	RMB	RMB	RMB	USD
Services provided to related parties
Jiaxin Travel (1)	—	—	1,153	160
SHFSOS (2)	—	7,381	884	123
Dangdai (3)	—	124	246	34
ESNU Publishing (4)	—	155	56	8
Bole (5)	—	—	30	4
Fuxi Network	949	—	—	—
Total	949	7,660	2,369	329
Purchases of services provided by related parties
SHFSOS (2)	—	127	253	35
ESNU E&A Publishing (4)	—	532	146	20
Total	—	659	399	55
Short-term lease from related parties
Lease expense to Bole (5)	—	—	1,085	151
Lease expense to Huangshan Culture (6)	108	91	—	—
Dangdai (3)	—	—	3,025	420
Total	108	91	4,110	571
Loan to related parties
Dangdai (7)	—	122	3,785	526
Bole (7)	—	—	300	42
Non-controlling interest shareholders of subsidiaries (7)	—	—	583	81
Others (7)	—	—	95	13
Total	—	122	4,763	662

Gain from disposal of deferred revenue and Dangdai to Jiaxin Travel (8)	4,048	—	—	—
Total	4,048	—	—	—

(1) The Group provided tourism service to Jiaxin Travel.

(2) The Group provided course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, and charged service fee accordingly. The Group also purchased IT support service from SHFSOS.

(3) The Group sold textbooks for the course 'Math point to point' to Shanghai Jing'an Dangdai Art Training School ('Dangdai') and recognizes related revenue. The Group also rent operation space from Dangdai, and purchased school reception, management, and cleaning service from Dangdai.

(4) The Group charged service fee from ESNU Publishing for the copyright use of the Group's self-developed book series. The Group also purchased printing service for the self-developed book series from ESNU E&A Publishing.

(5) The Group provided labor outsourcing service to Bole and recognizes related revenue. The Group also rent operation space from Bole, which was within one year and recorded as short-term lease expense.

(6) The Group rent operation space from Huangshan Culture, which was within one year and recorded as short-term lease expense.

(7) The Group makes loans to related parties to support their daily operations. The loans are interest-free, unsecured, and due on demand.

(8) Due to the change in regulations, the Group ceased offering K-9 Academic AST services at the end of 2021. The Group disposed the deferred revenue related to K-9 Academic AST services that it received in advance from the students for the unconsummated lessons to Jiaxin Travel’s sponsored not-for profit entities with a consideration at RMB7,500. After disposal, all the rights and obligations related to the contracts of unconsummated lessons were transferred to Jiaxin Travel. The Group recognized gain of RMB 835 from the transaction for the year ended February 28, 2022.

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

The following tables present amounts due from and to related parties as of February 28, 2023 and February 29, 2024:

	As of
	February 28,	February 29,
	2023	2024
	RMB	RMB	USD
Amount due from related parties
SHFSOS (1)	6,471	4,240	589
Dangdai (2)	2,209	1,682	234
ESNU E&A Publishing (3)	1,859	1,759	244
Non-controlling interest shareholders of VIE's subsidiaries (4)	588	583	81
Total	11,127	8,264	1,148
Amounts due to related parties
FSOL (5)	—	1,276	177
Bole (6)	—	1,085	151
ESNU Publishing (7)	541	496	69
Non-controlling interest shareholders of VIE's subsidiaries (8)	283	503	70
Others	43	24	3
Total	867	3,384	470

(1) The amount represents the receivable from course design and development services, digital learning system, student management platform and promotional assistance service provided to SHFSOS.

(2) The amount mainly represents the loan lent to Dangdai and non-controlling interest shareholders.

(3) The amount represents the prepayments for book printing service provided by ESNU E&A Publishing.

(4) The amount represents the loans to non-controlling shareholders, which were interest-free, unsecured, and due on demand.

(5) The amount represents the Group’s deposit in bank on behalf of the FSOL (CAYMAN).

(6) The amount represents the Group's payable to Bole for rental services.

(7) The amount represents the advance from ESNU Publishing for copyright use.

(8) The amount represents the loans from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

15. LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 28, 2023 and February 29, 2024, the Group had no leases that were classified as a financing lease. Total operating lease expenses for the years ended February 28, 2022, 2023 and February 29, 2024 were RMB43,959, RMB4,769 and RMB3,965 (US$551), respectively, and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the years ended February 28, 2022, 2023 and February 29, 2024 were RMB108, RMB91 and RMB4,547 (US$632), respectively and was recorded in the consolidated statements of operations. As of February 29, 2024, the Group did not have additional operating leases that have not yet commenced. The Group recorded nil impairment loss for operating lease right-of-use assets for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Weighted-average remaining lease terms and discount rates are as follows:

	As of
	February 28,	February 29,
	2023	2024
Weighted average remaining lease term (years)	1.71	2.73
Weighted average discount rate	5.4%	5.6%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2025	1,412	196
2026	460	64
2027	360	50
2028	180	25
2029	—	—
Thereafter	—	—
Total minimum lease payments	2,412	335
Less: amount representing interest	(32)	(5)
Present value of minimum lease payments	2,380	330

16. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

As of February 29, 2024, the Group had capital commitments of approximately RMB64,896 (US$9,016). These commitments were solely related to contracts signed with vendors for study camps construction in Wuyuan, Jiangxi, by the Group and are expected to be paid in one year.

As of February 29, 2024, the Group had long-term investment obligations represent obligations in connection with several investments and amounted to RMB9,000 (US$1,250) and are expected to be paid in one year.

As of February 29, 2024, the Group had long-term borrowings amounted to RMB40,000 (US$5,557) and are expected to be paid from July 25, 2026 to December 15, 2030.

(b)Contingencies

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

The Group evaluates its concentrations of the continuing operations are as follows:

(a) Major customers:

For the years ended February 28, 2022, 2023 and February 29, 2024, the customers who accounted for 10% or more of total revenues are presented as follows:

	For the Years Ended
	February 28,		February 28,		February 29,
	2022		2023		2024
	RMB	%	RMB	%	RMB	USD	%
Customer A	—	—	7,381	22%	*	*	*
Total	—	—	7,381	22%	*	*	*

*Represented the percentage below 10%

As of February 28, 2023 and February 29, 2024, the customers who accounted for 10% or more of accounts receivable are presented as follows:

	As of
	February 28,		February 29,
	2023		2024
	RMB	%	RMB	USD	%
Customer B	—	—	927	129	29%
Customer C	—	—	662	92	20%
Customer D	—	—	387	54	12%
Total	—	—	1,976	275	61%

(b)Major suppliers:

For the years ended February 28, 2022, 2023 and February 29, 2024, there was no supplier accounting for 10% or more of the cost of revenues.

18. SEGMENT INFORMATION

The Group's chief operating decision maker, comprised of the Chairman and CEO, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Group's revenue for the years ended February 28, 2022, 2023 and February 29, 2024 were generated from the PRC. As of February 28, 2023 and February 29, 2024, substantially all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB15,966, RMB4,885 and RMB4,416 (US$614) for the years ended February 28, 2022, 2023 and February 29, 2024 respectively.

.

20. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2023 and February 29, 2024, the total of restricted net assets were RMB111,490 and RMB138,479 (US$19,239), respectively.

21. SUBSEQUENT EVENT

The Group has evaluated subsequent events to the balance sheet date of February 29, 2024 through June 27, 2024, the date of issuance of the consolidated financial statements, there were no subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial.

22. CONDENSED PARENT COMPANY INFORMATION

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the Parent Company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs.

Investments in subsidiaries and VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the intercompany transactions and balances were eliminated upon consolidation. For purpose of the Company’s standalone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s profits or deficit in subsidiaries were reported as equity in income or losses of subsidiaries in the accompanying parent company financial statements.

Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to $nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this parent only information, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiary regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The following represents condensed unconsolidated financial information of Four Seasons Education (Cayman) Inc.

a. Condensed Balance Sheets

	As of
	February 28, 2023	February 29, 2024
	RMB	RMB	USD
Current assets
Cash and cash equivalents	65,987	73,528	10,215
Short-term investment under fair value	156,639	82,791	11,502
Long-term investments under fair value - current	135,201	14,122	1,962
Amounts due from subsidiaries and consolidated VIEs	3	4	1
Other current assets	970	1,334	186
Total current assets	358,800	171,779	23,866
Non-current assets
Restricted cash	—	121,472	16,877
Long-term investment under fair value – non - current	122,352	124,990	17,365
Investments in subsidiaries and consolidated VIEs	13,583	94,817	13,173
Total non-current assets	135,935	341,279	47,415
Total assets	494,735	513,058	71,281
Accrued expenses and other current liabilities	2,314	1,446	201
Amounts due to subsidiaries and consolidated VIEs	34,689	35,322	4,907
Other liabilities	-	1,287	179
Total liabilities	37,003	38,055	5,287
Ordinary Shares (US$0.0001 par value; 500,000,000 shares authorized, 21,189,215 and 21,163,416 shares issued and outstanding as of February 28, 2023 and February 29, 2024, respectively)	14	14	2
Additional paid-in capital	780,191	783,313	108,828
Treasury shares (2,912,768 and 2,938,567 shares as of February 28, 2023 and February 29, 2024, respectively)	(55,931)	(56,090)	(7,793)
Accumulated deficit	(282,300)	(277,339)	(38,531)
Accumulated other comprehensive income	15,758	25,105	3,488
Total equity	457,732	475,003	65,994
Total liabilities and equity	494,735	513,058	71,281

b. Condensed Statements of Operations and Comprehensive (Loss) Income

	For the Year Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD
Operating expenses	(4,373)	(11,766)	(6,085)	(845)
Interest income, net	—	837	6,518	906
Realized gain (loss) in investments	1,749	1,867	3,207	446
Unrealized holding (loss) gain in investments	(2,855)	(3,794)	3,910	543
Other income (expenses), net	376	(618)	8	1
(Loss) Income from investments in subsidiaries, VIEs and VIEs’ subsidiaries	(73,487)	(16,192)	(2,597)	(361)
(Loss) Income before income taxes and loss from equity method investments	(78,590)	(29,666)	4,961	690
Income tax (expense) benefit	—	—	—	—
Loss from equity method investment	(34,872)	—	—	—
Net (loss) income	(113,462)	(29,666)	4,961	690
Foreign currency translation adjustments	(9,479)	38,526	9,347	1,299
Comprehensive (loss) income	(122,941)	8,860	14,308	1,989

c. Condensed Statements of Cash Flows

	For the Year Ended
	February 28,	February 28,	February 29,
	2022	2023	2024
	RMB	RMB	RMB	USD
Net cash (used in) provided by operating activities	(2,826)	16,945	931	129
Purchases of short-term investments under fair value	—	(175,848)	(103,145)	(14,330)
Purchases of long-term investments under fair value	—	(145,910)	(93,280)	(12,960)
Proceeds from maturity of investments	97,136	164,564	327,495	45,500
Net cash provided by (used in) investing activities	97,136	(157,194)	131,070	18,210
Proceeds from related parties loans	—	—	1,287	179
Repayment to related parties loans	—	—	1	—
Repurchase of ordinary shares	(27,795)	(239)	(159)	(22)
Net cash (used in) provided by financing activities	(27,795)	(239)	1,129	157
Effect of exchange rate changes	(3,932)	27,389	(4,117)	(572)
Net increase (decrease) in cash and, cash equivalents and restricted cash	62,583	(113,099)	129,013	17,924
Cash and, cash equivalents and restricted cash at beginning of the year	116,503	179,086	65,987	9,168
Cash and, cash equivalents and restricted cash at end of the year	179,086	65,987	195,000	27,092