Form 20-F
period 2025-02-28
Four Seasons Education (Cayman) Inc.
filed 2025-06-26
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2025.

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

22,600,576 ordinary shares, par value US$0.0001 per share, as of February 28, 2025

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

4

ITEM 18.	FINANCIAL STATEMENTS	164
ITEM 19.	EXHIBITS	164

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
•
“the 2023 fiscal year” refers to the fiscal year ended February 28, 2023, “the 2024 fiscal year” refers to the fiscal year ended February 29, 2024 and “the 2025 fiscal year” refers to the fiscal year ended February 28, 2025;
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

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 29, 2024 and February 28, 2025 and our audited consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB7.2828 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 28, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Four Seasons Education (Cayman) Inc. is not an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Luoliang Network Technology Co., Ltd. (formally known as Shanghai Four Seasons Education Training Co., Ltd.) and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. Net revenues contributed by the VIEs accounted for 97.6%, 99.3% and 99.8% of our net revenues in the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to the Parent, a Cayman Islands company, and its subsidiaries. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in the Parent, a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

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

The following diagram sets out details of our significant subsidiaries and VIEs as of May 31, 2025:

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

(4) 12 companies that operate in the fields including educational tourism and planning, non-academic tutoring, faculty training, investment management, and management consulting.

(5) 13 companies that operate in the fields including educational technology, tourism, educational management, study trip development, culture development, corporate management, and publications.

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

Furthermore, if the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2023, 2024 and 2025 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2025 fiscal year, Shanghai Fuxi received service fees of RMB6.0 million (US$0.8 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

Permissions Required from the PRC Authorities for Our Operations and those of the VIEs

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct business primarily through our subsidiaries and the VIEs in China. Our operations and those of the VIEs in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” and “—Risks Related to Doing Business in the PRC—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations,” and based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the material licenses and permits from the PRC government authorities that are necessary for our principal business operation, including, among others, the Private School Operation Permits, Fire Safety Permits, Food Operation Licenses, Permits for Operating Publications, Travel Agency Operation Permit, and the filing certificate of Information System Security Level Protection, and our Cayman Islands holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. Given the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” and “—Risks Related to Doing Business in the PRC—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which became effect on March 31, 2023. The Overseas Listing Trial Measures regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, the principle of “substance over form” shall be followed when determining whether an offering and listing shall be deemed as an indirect overseas offering and listing by a PRC domestic company and if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their habitual residence located in the PRC. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be submitted to the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On the same day, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures became effective, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, including administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Given the substantial uncertainties surrounding the latest CSRC filing requirements and the CAC cybersecurity review requirements, and such regulations are subject to change, we cannot assure you that our holding company, PRC subsidiaries or the VIEs will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings.

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

Our current auditor, Marcum Asia CPAs LLP, or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAisa, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 28, 2025 after we file our annual report on Form 20-F for such fiscal year.

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

As of the date of this annual report, none of our WFOE, Other Subsidiaries, or the VIEs has made any dividends or other distributions to the Parent. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. The dividend was paid out of the proceeds from our initial public offering. In addition, we declared a cash dividend of US$0.23 per ordinary share, or US$2.30 per ADS on August 14, 2024, with the total dividend distribution of US$5.1 million.

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

For the years ended February 28, 2023, February 29, 2024, and February 28, 2025 the WFOE invested nil, nil and nil to Other Subsidiaries as capital injection, respectively. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, Parent invested RMB20.9 million, nil, and nil to Other Subsidiaries.

For the year ended February 28, 2025, (i) our WFOE transferred RMB nil to Other Subsidiaries as working capital support, and RMB47.4 million to VIEs as working capital support (ii) the VIEs paid RMB6.0 million to our WFOE as service fee in accordance with VIE agreements, paid RMB8.6 million to Other Subsidiaries as service fee, repaid working capital support of RMB60.5 million to WFOE and RMB0.02 million to our Other Subsidiaries; (iii) our Other Subsidiaries transferred RMB0.3 million to the VIEs as working capital support, and RMB2.0 million to WFOE as working capital support. For the year ended February 29, 2024, (i) our WFOE transferred RMB2.0 million to Other Subsidiaries as working capital support, and RMB23.5 million to VIEs also as working capital support; (ii) the VIEs paid RMB3.6 million to our WFOE as service fee in accordance with VIE agreements, paid RMB4.1 million to Other Subsidiaries as service fee, repaid working capital support of RMB25.2 million to WFOE and RMB3.6 million to our Other Subsidiaries; (iii) our Other Subsidiaries transferred RMB4.0 million to the VIEs as working capital support, (iv) Other Subsidiaries transferred RMB2.7 million to WFOE as repayment of working capital support. For the year ended February 28, 2023, (i) our WFOE transferred RMB0.3 million to Other Subsidiaries as working capital support, and RMB6.9 million to VIEs also as working capital support; (ii) the VIEs paid RMB1.3 million to our WFOE as service fee in accordance with VIE agreements, repaid working capital support of RMB10.5 million to WFOE and RMB0.6 million to our other subsidiaries; (iii) our Other Subsidiaries transferred RMB0.3 million to the VIEs as working capital support, (iv) Parent transferred RMB13.9 million to Other Subsidiaries as working capital support; (v) Other Subsidiaries transferred RMB1.1 million to WFOE as working capital support, and repaid working capital support of RMB48.0 million. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent, our subsidiaries and the VIEs. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

In these tables, “Four Seasons” refers to Four Seasons Education (Cayman) Inc., the New York Stock Exchange listed company which is a Cayman Islands exempted company. “WFOE” refers to Four Seasons’ wholly-owned Chinese subsidiary, Shanghai Fuxi. “Subsidiaries” refers to subsidiaries of Four Seasons other than the WFOE. “VIEs” refers to Shanghai Luoliang Network Technology Co., Ltd. (“Shanghai Luoliang”), Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”) and their subsidiaries.

	For the Year Ended February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	502	884	33,381	(551)	34,216
Cost of revenue(1)	—	—	(1,309)	(19,164)	551	(19,922)
Operating expenses	(11,766)	(8,154)	(3,134)	(26,905)	—	(49,959)
Operating loss	(11,766)	(7,652)	(3,559)	(12,688)	—	(35,665)
Subsidy income	—	16	7	1,389	—	1,412
Interest income, net	837	575	60	812	—	2,284
Realized gain in investments	1,867	—	—	—	—	1,867
Unrealized holding loss in investments	(3,794)	—	—	—	—	(3,794)
Other (expenses) income, net	(618)	2,246	19	(246)	—	1,401
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(16,192)	—	—	—	16,192	—
Loss before income taxes	(29,666)	(4,815)	(3,473)	(10,733)	16,192	(32,495)
Income tax expense	—	(648)	(1)	(344)	—	(993)
Net loss	(29,666)	(5,463)	(3,474)	(11,077)	16,192	(33,488)
Less: Net loss attributable to noncontrolling interest	—	—	—	(3,822)	—	(3,822)
Net loss attributable to Four Seasons Education (Cayman) Inc.	(29,666)	(5,463)	(3,474)	(7,255)	16,192	(29,666)

	For the Year Ended February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	3,516	5,002	124,568	(7,641)	125,445
Cost of revenue(1)	—	—	(4,083)	(79,378)	3,510	(79,951)
Operating expenses(1)	(6,085)	(5,085)	(6,600)	(42,254)	5,260	(54,764)
Operating (loss) income	(6,085)	(1,569)	(5,681)	2,936	1,129	(9,270)
Subsidy income	—	4	610	114	—	728
Interest income, net	6,518	455	10	252	—	7,235
Realized gain in investments	3,207	—	—	—	—	3,207
Unrealized holding gain in investments	3,910	—	—	—	—	3,910
Other income (expenses), net	8	306	(75)	(1,673)	—	(1,434)
Impairment loss on long-term investments	—	—	—	(500)	—	(500)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(2,597)	—	—	—	2,597	—
Income (Loss) before income taxes	4,961	(804)	(5,136)	1,129	3,726	3,876
Income tax expense	—	—	(412)	(689)	—	(1,101)
Net income (loss)	4,961	(804)	(5,548)	440	3,726	2,775
Less: Net loss attributable to noncontrolling interest	—	—	—	(2,186)	—	(2,186)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	4,961	(804)	(5,548)	2,626	3,726	4,961

	For the Year Ended February 28, 2025
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	8,323	11,647	250,528	(19,422)	251,076
Cost of revenue(1)	—	—	(6,637)	(197,304)	—	(203,941)
Operating expenses(1)	(2,209)	(6,623)	(8,589)	(65,469)	20,016	(62,874)
Operating (loss) income	(2,209)	1,700	(3,579)	(12,245)	594	(15,739)
Subsidy income	—	4	604	805	—	1,413
Interest income, net	15,712	1,218	7	(737)	—	16,200
Realized loss in investments	(3,062)	—	—	—	—	(3,062)
Unrealized holding gain in investments	2,022	—	—	—	—	2,022
Other income (expenses), net	62	630	9	(846)	(594)	(739)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(11,724)	—	—	—	11,724	—
Income (loss) before income taxes	801	3,552	(2,959)	(13,023)	11,724	95
Income tax expense	—	—	—	(722)	—	(722)
Net income (loss)	801	3,552	(2,959)	(13,745)	11,724	(627)
Less: Net loss attributable to noncontrolling interest	—	—	—	(1,428)	—	(1,428)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	801	3,552	(2,959)	(12,317)	11,724	801

(1)
The eliminations are mainly related to the service fees charged by our WFOE to the VIEs, and other subsidiaries to the VIEs.
(2)
The eliminations are mainly related to the investment gain (loss) picked up from our subsidiaries and the VIEs.

The following tables present the summary balance sheets data for the VIEs and other entities as of the dates presented.

	As of February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Current assets
Cash and cash equivalents	73,528	26,778	22,778	57,114	—	180,198
Short-term investments	—	18,929	—	—	—	18,929
Short-term investments under fair value	82,791	—	—	—	—	82,791
Long-term investments under fair value, current	14,122	—	—	—	—	14,122
Amounts due from Four Seasons Group Companies(1)	4	36,927	40,035	—	(76,966)	—
Other current assets	1,334	2,283	6,896	16,026	—	26,539
Total current assets	171,779	84,917	69,709	73,140	(76,966)	322,579
Non-current assets
Restricted cash, non-current	121,472	—	—	576	—	122,048
Investments in subsidiaries and consolidated VIEs(2)	124,990	300	70,700	25,000	(220,990)	—
Long-term investments, net	—	36,000	—	—	—	36,000
Long-term investment under fair value	94,817	—	—	—	—	94,817
Other non-current assets	—	463	80,130	18,123	—	98,716
Total non-current assets	341,279	36,763	150,830	43,699	(220,990)	351,581
Total assets	513,058	121,680	220,539	116,839	(297,956)	674,160
Accrued expenses and other current liabilities	1,446	360	5,015	59,219	—	66,040
Amounts due to Four Seasons group companies(1)	35,322	11,556	3,876	26,212	(76,966)	—
Long-term borrowings	—	—	40,000	—	—	40,000
Other liabilities	1,287	2,798	838	37,053	—	41,976
Total liabilities	38,055	14,714	49,729	122,484	(76,966)	148,016
Total equity (deficit)	475,003	106,966	170,810	(5,645)	(220,990)	526,144

	As of February 28, 2025
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Current assets
Cash and cash equivalents	102,743	48,707	8,773	50,548	—	210,771
Restricted cash, current	—	—	—	496	—	496
Short-term investments	—	13,905	—	—	—	13,905
Short-term investments under fair value	37,953	—	—	—	—	37,953
Long-term investments under fair value, current	3,584	—	—	—	—	3,584
Amounts due from Four Seasons Group Companies(1)	1,460	38,823	43,827	—	(84,110)	—
Other current assets	2,858	1,753	594	25,064	—	30,269
Total current assets	148,598	103,188	53,194	76,108	(84,110)	296,978
Non-current assets
Restricted cash, non-current	127,449	—	—	579	—	128,028
Investments in subsidiaries and consolidated VIEs(2)	117,724	300	103,700	—	(221,724)	—
Long-term investments, net	—	36,000	—	—	—	36,000
Long-term investment under fair value	99,571	—	—	—	—	99,571
Other non-current assets	—	1,708	—	168,857	—	170,565
Total non-current assets	344,744	38,008	103,700	169,436	(221,724)	434,164
Total assets	493,342	141,196	156,894	245,544	(305,834)	731,142
Accrued expenses and other current liabilities	1,043	774	1,718	68,353	—	71,888
Amounts due to Four Seasons group companies(1)	36,432	25,654	9,540	12,484	(84,110)	—
Long-term borrowings	—	—	—	82,134	—	82,134
Other liabilities	1,256	4,249	413	66,049	—	71,967
Total liabilities	38,731	30,677	11,671	229,020	(84,110)	225,989
Total equity (deficit)	454,611	110,519	145,223	16,524	(221,724)	505,153

(1)
The eliminations are mainly related to the unpaid balance of service fees between our WFOE and the VIEs, as well as other interest-free advances from/to the VIEs.
(2)
The eliminations are mainly related to the investments in subsidiaries and the VIEs.

	For the Year Ended February 28, 2023
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	16,945	12,005	19,484	(73,927)	—	(25,493)
Net cash (used in) provided by investing activities(1)	(157,194)	(3,333)	13,745	4,841	45,239	(96,702)
Net cash (used in) provided by financing activities(1)	(239)	—	—	44,640	(45,239)	(838)
Effect of exchange rate changes	27,389	—	—	—	—	27,389
Net (decrease) increase in cash, cash equivalents and restricted cash	(113,099)	8,672	33,229	(24,446)	—	(95,644)
Cash and cash equivalents and restricted cash at beginning of the year	179,086	19,466	8,441	65,709	—	272,702
Cash and cash equivalents and restricted cash at end of the year	65,987	28,138	41,670	41,263	—	177,058

	For the Year Ended February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	931	(144)	(4,122)	19,891	—	16,556
Net cash provided by (used in) investing activities(1)	131,070	(1,216)	(53,716)	(2,270)	(2,387)	71,481
Net cash provided by (used in) financing activities(1)	1,129	—	38,946	(1,194)	2,387	41,268
Effect of exchange rate changes	(4,117)	—	—	—	—	(4,117)
Net increase (decrease) in cash, cash equivalents and restricted cash	129,013	(1,360)	(18,892)	16,427	—	125,188
Cash and cash equivalents and restricted cash at beginning of the year	65,987	28,138	41,670	41,263	—	177,058
Cash and cash equivalents and restricted cash at end of the year	195,000	26,778	22,778	57,690	—	302,246

	For the Year Ended February 28, 2025
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	8,955	1,759	(11,705)	20,996	—	20,005
Net cash provided by (used in) investing activities(1)	54,141	20,170	—	(56,747)	(15,039)	2,525
Net cash (used in) provided by financing activities(1)	(30,056)	—	(2,300)	29,684	15,039	12,367
Effect of exchange rate changes	2,152	—	—	—	—	2,152
Net increase (decrease) in cash, cash equivalents and restricted cash	35,192	21,929	(14,005)	(6,067)	—	37,049
Cash and cash equivalents and restricted cash at beginning of the year	195,000	26,778	22,778	57,690	—	302,246
Cash and cash equivalents and restricted cash at end of the year	230,192	48,707	8,773	51,623	—	339,295

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

Our faculty is critical to maintaining the quality of our services and products and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014 and revised in 2018, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ most of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in learner demands and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our business development while maintaining consistently high teaching quality in the different markets we serve. In addition, PRC laws and regulations require teachers to have requisite licenses and qualifications if they teach academic or non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications, and the cancellation and delay of teacher license examinations and other qualifications examinations in recent years due to health epidemic such as COVID-19, H1NI swine influenza. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses or relevant qualifications on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. A shortage of qualified teachers or a decline in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

Our business is significantly affected by the trends that occur in the travel industry in China and globally, including the accommodation reservation, transportation ticketing, and packaged-tour and in-destination activity sectors. As the travel industry is highly sensitive to personal discretionary spending levels, it tends to decline during general economic downturns. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

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

Our revenue increased from RMB34.2 million in the 2023 fiscal year to RMB125.4 million in the 2024 fiscal year, and increased to RMB251.1 million (US$34.5 million) in the 2025 fiscal year. We recorded net loss of RMB33.5 million in the 2023 fiscal year, net income of RMB2.8 million in the 2024 fiscal year, and net loss of RMB0.6 million (US$0.1 million) in fiscal year 2025. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, our past results may not be indicative of future performance because of the cessation of K-9 Academic AST Services in the mainland of China by the end of December 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service industry in the PRC, changes in spending on private education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered 22 of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our learners and customers. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company — B. Business Overview — Insurance” for more information. We could be held liable for accidents that occur at our learning centers, study camps and other facilities, including indoor facilities where we organize certain learning trip activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. We are also exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in the PRC is still at an early stage of development, and as a result insurance companies in the PRC offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

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

In addition to the impact of health epidemic, such as COVID-19, HI1N swine influenza, our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of monkeypox, H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. While we have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster or other extraordinary event, our learner attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan and 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of May 31, 2025, holders of our outstanding options were entitled to purchase a total of 2,589,030 ordinary shares. As a result, we incurred share-based compensation expense of RMB5.0 million (US$0.7 million) in the 2025 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of auditing our consolidated financial statements as of February 28, 2025, we identified one material weakness in our internal control over financial reporting, which is we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. See “Item 15. Controls and Procedures — Changes in Internal Control over Financial Reporting.” Following the identification of the material weakness, we have taken measures and plan to continue to take measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contribute to 33.6% of our total assets as of February 28, 2025. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

The revenue contribution of the VIEs entities has historically accounted for 97.6%, 99.3% and 99.8% of our consolidated revenue for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs and our learning centers. Any failure by the VIEs and the learning centers controlled and held by the VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, the VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB243.2 million (US$33.4 million) to Shanghai Fuxi and an estimated maximum of approximately RMB523.9 million (US$71.9 million) to the VIEs.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators”, network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the network information security risk in connection with the listing. There are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

Furthermore, on September 24, 2024, the CAC promulgated the Regulations on Internet Data Security Management, or the Internet Data Security Management Regulations, which became effective on January 1, 2025. The Regulations on the Internet Data Security require that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. In addition, the Regulations on the Network Data Security require that data processors that process “important data” must conduct an annual data security risk assessment, and submit the assessment report of the preceding year to the municipal cybersecurity department. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety. However, there has been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security”. As advised by our PRC Legal Counsel, Fangda Partners, we do not expect ourselves to be subject to cybersecurity review with the CAC or requirements to submit an annual data security risk assessment report to the relevant authorities for the following reasons: (i) we do not possess a large amount of personal information and our business does not have a bearing on national security and thus the data we process may not be classified as core or important data by the authorities, (ii) we are not required to go through cybersecurity review by the CAC, (iii) we have not received any notice from any authorities identifying our PRC subsidiaries or VIEs as a CIIO or online platform operators and thus requiring us to go through cybersecurity review or network data security review by the CAC; and (iv) we have not received any notice from any authorities indicating the data we process is classified as “important data” and thus requiring us to prepare and submit annual data security risk assessment reports. However, as the Regulations on the Network Data Security are still relatively new, there remains uncertainty as to how the Regulations on the Network Data Security will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Regulations on the Network Data Security.

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
•
On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, in order to guide and assist data processors in submitting data export security assessments in a standardized and orderly manner, the CAC prepared the Guidelines for Data Export Security Assessment Application (Version 2.0) in March 2024, which provide specific requirements for the method, process, and materials required for submitting a data export security assessment application and simplify the materials required to be submitted by the data processors.

•
On September 24, 2024, the CAC promulgated the Internet Data Security Management Regulations, which became effective on January 1, 2025. The Internet Data Security Management Regulations provides that if a network data processor carries out network data processing activities that affect or may affect national security, it shall conduct a national security review in accordance with relevant state regulations. In addition, the Regulations on the Network Data Security require that data processors that process “important data” must conduct an annual data security risk assessment, and submit the assessment report of the preceding year to relevant authorities.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Internet Data Security Management Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Internet Data Security Management Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Internet Data Security Management Regulations mandate clearance of cyber security review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cyber security review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. As advised by our PRC counsel, there are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice as they are relatively new. We may need to adjust our business to comply with the data security and cyber security requirements from time to time and we have taken measures to comply with applicable data-related laws and regulations.

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

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, including administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Internet Data Security Management Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

Our current auditor, Marcum Asia CPAs LLP, or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAisa, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 28, 2025 after we file our annual report on Form 20-F for such fiscal year.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 28, 2025 was 22,600,576. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. In addition, we declared a cash dividend of US$0.23 per ordinary share, or US$2.30 per ADS on August 14, 2024, with the total dividend distribution of US$5.1 million.

We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 28, 2025, and we may be a PFIC for our current taxable year, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a “passive foreign investment company” for United States federal income tax purposes (a “PFIC”) for our taxable year ended February 28, 2025 and we may be a PFIC for our current taxable year. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will or will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 28, 2025, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the New York Stock Exchange. Shareholders of exempted companies in the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of New York Stock Exchange that a listed company must have (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; and (iii) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

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

Our revenue was RMB251.1 million (US$34.5 million) in the 2025 fiscal year, compared with RMB125.4 million in the 2024 fiscal year, and RMB34.2 million in the 2023 fiscal year. In the 2025 fiscal year, we recorded a net loss of RMB0.6 million (US$0.1 million), compared with the net income of RMB2.8 million in the 2024 fiscal year and net loss of RMB33.5 million in the 2023 fiscal year. Our adjusted net income, which excludes share-based compensation expenses, unrealized holding (loss) gain in investments, and impairment loss on long-lived assets (net of tax effect), was RMB2.4 million (US$0.3 million) in the 2025 fiscal year, compared with adjusted net income of RMB5.7 million in the 2024 fiscal year and adjusted net loss of RMB26.5 million in the 2023 fiscal year. For a detailed description of adjusted net income (loss), please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-GAAP Measures.”

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

Our study camp operations and constructions have experienced steady progress, both in terms of facility enhancements and geographic expansion. We opened a new study camp site in Jiangxi province recently. By leveraging cutting-edge technologies and forging strategic collaborations, we aim to elevate this camp as a pioneering model for immersive, technology-enabled learning.

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

131 well-known K-12 schools and institutions have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including Sudoku, Bridge, and Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

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

Our Faculty

We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers is 128 as of February 28, 2025. As of February 28, 2025, approximately 92% of our teachers had bachelor’s degrees and above.

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

Our faculty recruitment process is highly selective. We require our candidates to pass a series of exams, interviews, mock lectures and training programs before they can become our trainee teachers and start their probation period. During the recruitment process, we mainly focus on candidates’ academic background, communication skills and classroom demeanor. We generally recruit our teachers through on-campus recruitment of university graduates and from time to time through referrals or online channels. We encourage teachers to put their own spin on their classes to keep learners engaged. Therefore, we also target our faculty recruiting toward candidates with energetic and positive personalities who can connect with and motivate our learners.

All of our teachers are required to attend our on-the-job training programs to ensure their familiarity with our latest learning content and our software and facilities. We design and implement in-house training programs for our teachers, which consist of courses on specific subjects and teaching techniques. Each teacher participates in a orientation training session when first joining us, as well as training programs in each subsequent year. In addition, we continuously monitor our teachers’ mastery of their subject matter, teaching skills, and communication abilities. We have implemented a multi-tiered and competitive compensation system for our faculty members, and through a stringent internal review process, our faculty members can be promoted to higher tiers based on a comprehensive evaluation of their teaching effectiveness and their delivery of teaching services, including their patience in answering learner questions and proactiveness in following up on learners’ needs.

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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary learning content materials. We have copyrights for our original content materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks, domain names and patents. As of February 28, 2025, we had 22 registered trademarks, 20 copyrights (including 8 works copyrights and 12 software copyrights), 13 registered patents. In addition, as of February 28, 2025, we have registered 31 domain names, including sijiedu.com.

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

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, operation of training institution is outside the scope of the 2024 Negative List, which indicates that this is open to foreign investment, while a preschool, a regular senior secondary school, or a higher education institution shall only be operated by Chinese-foreign contractual joint ventures, under the control of the Chinese party (the principal or the chief executive shall be a Chinese citizen, and the council, board of directors, or joint management committee shall consist of members from the Chinese party accounting for no less than one half of the total number of members).

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

On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which among other things requires that: (i) no new approvals shall be granted to Academic AST Institutions, including online Academic AST Institutions; (ii) all existing Academic AST Institutions, including online Academic AST Institutions are required to convert themselves into non-profit institutions; (iii) an approval mechanism will be adopted to replace the filing mechanism applicable to online Academic AST Institutions, and all existing online Academic AST Institutions are subject to examination before being granted with private school operating permits. On August 24, 2021, the General Office of the MCA issued the Notice on Further Strengthening the Registration Management of After-School Tutoring Institutions, which reiterates that existing online Academic AST Institutions are required to convert themselves into non-profit institutions under the Double Alleviating Opinions. On September 10, 2021, the General Office of MOE, together with other five governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic AST Institutions, which reiterates the requirements to adopt approval mechanism with regard to the existing online Academic AST Institutions previously filed with competent authorities under the Double Alleviating Opinions and further requires that the online AST Institution shall: (i) establish physical offices and tutoring premise within the location where it is registered; (ii) own or lease performance-reliable server within mainland China; (iii) be in compliance with Cyber Security Law and Data Security Law and adopt grade three or higher cyber security protection standard. Moreover, the service provider of education app shall establish data protection mechanism with regard to collection, storage, transmission, and use of personal information and education apps operated by online Academic AST Institutions which store personal information of more than one million people shall pass the impact assessment, certification, or compliance audit on personal information protection.

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

In addition, as a subcategory of the value-added telecommunications services, internet information services are also regulated by the Administrative Measures on Internet Information Services, or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and most recently amended on December 6, 2024. Internet information services are defined as “services that provide information to online users through internet”. The Internet Measures classify internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a license for value-added telecommunications services with a scope covering internet information service from MIIT or its local counterparts, while non-commercial ones shall file with such authorities.

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

Restrictions on Foreign Investment in Value-added Telecommunications Services

Pursuant to the 2024 Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and latest amended on March 29, 2022, the ultimate percentage of capital contribution by foreign investor(s) in a foreign-invested enterprise conducting value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. Before the latest amendment to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, such administrative regulations provide that the primary foreign investor should have a good track record and operational experience in conducting value-added telecommunication services. However, pursuant to the latest amendment, the criterion of “having good track record and operational experience in value-added telecommunications businesses” has been removed

Pursuant to the Ministry of Information Industry Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Services, issued by the MII) on July 13, 2006, domestic value-added telecommunications enterprises were prohibited to rent, transfer or sell licenses for value-added telecommunications services to foreign investors in any form, or provide any resources, premises, facilities or other assistance in any form to foreign investors for their illegal operation of any value-added telecommunications business in the PRC.

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

On November 19, 2024, the Ministry of Culture and Tourism promulgated the Notice on Promoting the Academic Study Travel Services by Travel Agencies, which became effective on the same date. The notice requires (i) emphasizing positive guidance for academic study travel; (ii) enriching the supply of academic study travel resources; (iii) leveraging the guiding role of academic study travel standards; (iv) developing and promoting model academic study travel contract templates; (v) strengthening safety management of academic study travel; (vi) prevent risks in outbound academic study travels; (vii) enhancing market supervision of academic study travel services; (viii) cultivating specialized talent for academic study travels; and (ix) implementing the principal responsibility of travel agencies.

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

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and last amended it in December 2024, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 1991, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was most recently amended in December 2017, according to which, hotel operators shall establish sanitation management system and keep records of sanitation management.

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

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021, respectively, by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on April 30, 2009 and effective as of May 1, 2009 and amended on November 1, 2012 by the Ministry of Public Security, and the Interim Provisions on Administration of Review and Examination of Fire Prevention Design of Construction Projects promulgated in April 1, 2020 and amended on August 21, 2023 by the Ministry of Housing and Urban-rural Construction require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural development authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural development authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

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

Pursuant to the Measures for the Implementation of Administrative License for Labor Dispatch promulgated by the Ministry of Human Resources and Social Security, or the MOHRSS, on June 20, 2013, where a labor dispatch service provider establishes a subsidiary to engage in the labor dispatch business, the subsidiary shall apply for an license to the local licensing authority; and where a labor dispatch service provider establishes a branch company to engage in the labor dispatch business, it shall report to the licensing authority in writing and complete filings with the local administrative department of human resources and social security. Labor dispatch service providers are required to submit reports to the licensing authorities before March 31 on their previous year’s operation of the labor dispatching business.

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

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council in December 2001 and most recently amended on December 6, 2024, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications.

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

On May 6, 2024, the Interim Provisions on Anti-Unfair Competition on the Internet promulgated by the SAMR, which came into effect on September 1, 2024, stipulates that business operators shall not conduct acts of unfair competition on the Internet, disrupt the order of market competition, affect fair market transactions, or harm the legitimate rights and interests of other business operators or consumers.

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

On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodic audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a personal information processor processing personal information of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i)when personal information significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii)when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information of more than one million individuals, or sensitive personal information of over 100,000 individuals.

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

According to applicable PRC regulations on FIEs, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017 and June 29, 2018, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval or filing by the Ministry of Commerce or its local branch has been obtained. In such approval and filing process of capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “Item 4. Information on the company — B. Business Overview — Regulations Relating to Foreign Investment in Education — Foreign Investment industries Guidance Catalog (2018 Revision)”. The capital contribution of the FIEs falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the Ministry of Commerce or its local branch, while the capital contribution of FIEs falling outside such scopes may file with the Ministry of Commerce or its local branch. On December 30, 2019, Measures for the Reporting of Foreign Investment Information was promulgated by the Ministry of Commerce and SAIC and replaced the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises. According to the Measures, foreign investors or foreign-funded enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and SAIC and its local branches shall forward the aforesaid investment information reported by foreign investors or foreign-funded enterprises to commerce departments in a timely manner.

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

Regulations on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law (2008), as last amended in 2024, applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate.

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

PRC Value-added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On January 1, 2012, the State Council officially launched a pilot VAT, reform program, applicable to businesses in selected industries. Businesses in the VAT reform program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax In lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the VAT reform program was implemented throughout the PRC. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the VAT reform program. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of business tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of the PRC, and in industries such as construction industries, real estate industries, financial industries, and living service industries. Pursuant to Circular on Further Clarifying Policies on Reinsurance, Real Estate Leasing and Non-diploma Education in Comprehensively Promoting the Pilot Collection of Value-added Tax in Lieu of Business Tax which came into effect on May 1, 2016, general taxpayers providing non-diploma education services may opt to adopt the simplified method for calculation of tax payable at a rate of 3%. In addition, pursuant to the Announcement on Policies for Deepening the VAT Reform that was issued on March 20, 2019 and came into effect on April 1, 2019, the deduction rates of 16% and 10% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 13% and 9%, respectively. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which will become effective on January 1, 2026.

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

On September 6, 2024, the NDRC and the Ministry of Commerce, jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, the VIEs and their shareholders as of May 31, 2025:

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

(4) 12 companies that operate in the fields including educational tourism and planning, non-academic tutoring, faculty training, investment management, and management consulting.

(5) 13 companies that operate in the fields including educational technology, tourism, educational management, study trip development, culture development, corporate management, and publications.

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

Furthermore, if the VIEs and their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2023, 2024 and 2025 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2025 fiscal year, Shanghai Fuxi received service fees of RMB6.0 million (US$0.8 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We lease our headquarters, which occupies approximately 1,188 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 5,397 square meters as of the date of this annual report. The majority of lease agreements of our learning centers have durations of one to four years. For most of our learning centers, we pay monthly rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. For more details, see “Item 4. Information on the Company — B. Business Overview — Our Learning Centers and Study Camps.”

On August 1, 2020, we acquired land use right of a parcel for approximately 9,499 square meters, and land use right of a property for approximately 5,655.6 square meters, in Tongling, Anhui, as capital contribution of certain shareholders with a consideration of RMB3.2 million and RMB8.5 million, respectively.

On January 21, 2022 and January 24, 2022, we acquired land use rights of two parcels in Wuyuan, Jiangxi for the construction of study camps, at total cost of approximately RMB15.5 million for approximately 45,535.3 square meters. As of February 28, 2025, we entered into a number of agreements, at total cost of approximately RMB135.4 million for the development of the two parcels. The construction of the study camps has been successfully completed and is now fully operational.

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

We have shifted, and will continue to, shift our focus towards non-academic educational products and services, and explore other business opportunities by leveraging our educational resources accumulated over our operating history. Our revenue was RMB34.2 million in the 2023 fiscal year, RMB125.4 million in the 2024 fiscal year and RMB251.1 million (US$34.5 million) in the 2025 fiscal year, respectively. We recorded net loss of RMB33.5 million in the 2023 fiscal year, net income of RMB2.8 million in the 2024 fiscal year and net loss of RMB0.6 million (US$0.1 million) in the 2025 fiscal year. Our adjusted net loss or income, which exclude share-based compensation expenses, unrealized holding (loss) gain in investments and impairment loss on long-lived assets (net of tax effect), was adjusted net loss of RMB26.5 million in the 2023 fiscal year, adjusted net income of RMB5.7 million in the 2024 fiscal year, and adjusted net income of RMB2.4 million (US$0.3 million) in the 2025 fiscal year.

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

Our ability to manage costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. We offer competitive compensation to our faculty in order to attract and retain the best talent. The number of our full-time teachers was 76, 83, and 128 as of February 28, 2023, February 29, 2024 and February 28, 2025, respectively, mainly due to the business recovery from the COVID-19 impact as the PRC government had removed the restrictive measures in China since December 2022, and also our business expansion effort for the learning services. Nevertheless, we expect that our total costs and expenses will increase in line with the development and growth of our new business lines, which is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

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

Key Components of Results of Operations

Revenue

In the fiscal years ended February 28, 2023, February 29, 2024, and February 28, 2025, we generated total net revenues of RMB34.2 million, RMB125.4 million and RMB251.1 million (US$34.5 million), respectively.

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

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Learning services	18,516	54.1	65,842	52.5	108,047	14,836	43.0
Tourism services	3,502	10.2	51,880	41.4	138,295	18,989	55.1
Learning Technology and content solutions	12,328	36.0	7,978	6.4	5,174	710	2.1
Less: sales tax	130	0.3	255	0.3	440	59	0.2
Total	34,216	100.0	125,445	100.0	251,076	34,476	100.0

Cost of Revenue

Our cost of revenue primarily consists of (i) tourism services related expense, which primarily consist of tour travel expense, accommodation expense and transportation expenditures, (ii) Staff costs, which primarily consist of teaching salaries and other benefits for the teachers and related service providing staff, (iii) rental, utilities and maintenance costs for the learning centers, and (iv) depreciation of leasehold improvement of learning centers. Our total cost of revenue in the 2025 fiscal year increased compared to that in the 2024 fiscal year, as a result of (a) the business growth from tourism services, where we pay to travel suppliers for transportation, accommodation, tour guides and etc. and increased staff cost from tourism service and (b) the business growth from learning services, where we pay increased staff cost and operation cost for learning centers. Our total cost of revenue in the 2024 fiscal year increased compared to that in the 2023 fiscal year, as a result of the business growth from tourism services, where we pay to travel suppliers for transportation, accommodation, tour guides and etc. and increased staff cost from enrichment learning service. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Tourism service related expense	2,250	11.3	45,786	57.3	131,482	18,054	64.5
Staff costs	14,089	70.7	23,853	29.8	40,072	5,502	19.6
Rental, utilities and maintenance costs	481	2.4	457	0.6	5,121	703	2.5
Depreciation and amortization	1,409	7.1	2,167	2.7	2,161	297	1.1
Other expenses	1,693	8.5	7,688	9.6	25,105	3,447	12.3
Total	19,922	100.0	79,951	100.0	203,941	28,003	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	45,291	90.7	44,337	81.0	48,849	6,707	77.7
Sales and marketing expenses	4,668	9.3	6,753	12.3	14,025	1,926	22.3
Impairment loss on other long-lived assets	—	—	3,674	6.7	—	—	—
Total	49,959	100.0	54,764	100.0	62,874	8,633	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation expenses for our administrative personnel. Our general and administrative expense increased in the 2025 fiscal year, compared to that in the 2024 fiscal year, primarily due to increases in staff costs driven by the increased headcount of our administrative personnel to support our tourism business expansion and increased share-based compensation expenses as we newly granted share option and modified the exercise price of certain previous share options. Our general and administrative expense remained stable in the 2024 fiscal year, compared to that in the 2023 fiscal year.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. Our sales and marking expense increased in the 2025 fiscal year, compared to that in the 2024 fiscal year, as we expanded headcounts of sales team to support our tourism service development and enhanced our marketing activities to expand our customer base of tourism service and enrichment learning service. Our sales and marking expense increased in the 2024 fiscal year, compared to that in the 2023 fiscal year, primarily due to expanded advertising campaigns conducted through agents to promote enrollment in our enrichment learning programs.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2023, 2024 and 2025 fiscal years.

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

For the year ended February 28, 2025, we identified no critical accounting estimates in the preparation of our financial statements.

Recent Accounting Pronouncements

A list of recent accounting announcements that are relevant to us is included in note 2(ae) to our consolidated financial statements included elsewhere in this annual report.

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

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue
--Revenue from third parties	26,556	77.6	123,076	98.1	250,656	34,418	99.8
--Revenue from related parties	7,660	22.4	2,369	1.9	420	58	0.2
Total Revenue	34,216	100.0	125,445	100.0	251,076	34,476	100.0
--Cost of revenue from third parties	(19,172)	(56.0)	(75,442)	(60.1)	(184,716)	(25,363)	(73.5)
--Cost of revenue from related parties	(750)	(2.2)	(4,509)	(3.6)	(19,225)	(2,640)	(7.7)
Cost of revenue	(19,922)	(58.2)	(79,951)	(63.7)	(203,941)	(28,003)	(81.2)
Gross profit	14,294	41.8	45,494	36.3	47,135	6,473	18.8
Operating expenses
General and administrative expenses	(45,291)	(132.4)	(44,337)	(35.4)	(48,849)	(6,707)	(19.5)
Sales and marketing expenses	(4,668)	(13.6)	(6,753)	(5.4)	(14,025)	(1,926)	(5.6)
Impairment loss on other long-lived assets	—	—	(3,674)	(2.9)	—	—	—
Operating loss	(35,665)	(104.2)	(9,270)	(7.4)	(15,739)	(2,160)	(6.3)
Subsidy income	1,412	4.1	728	0.6	1,413	194	0.6
Interest income, net	2,284	6.7	7,235	5.8	16,200	2,224	6.5
Realized gain (loss) in investments	1,867	5.5	3,207	2.6	(3,062)	(420)	(1.2)
Unrealized holding (loss) gain in investments	(3,794)	(11.2)	3,910	3.1	2,022	278	0.8
Other income (expenses), net	1,401	4.1	(1,434)	(1.2)	(739)	(102)	(0.4)
Impairment loss on long-term investments	—	—	(500)	(0.5)	—	—	—
(Loss) Income before income taxes	(32,495)	(95.0)	3,876	3.0	95	14	0.0
Income tax expense	(993)	(2.9)	(1,101)	(0.9)	(722)	(99)	(0.2)
Net (loss) income	(33,488)	(97.9)	2,775	2.1	(627)	(85)	(0.2)

Year Ended February 28, 2025 Compared to Year Ended February 29, 2024

Revenue

Our total revenue increased by 100.1% to RMB251.1 million (US$34.5 million) in the 2025 fiscal year from RMB125.4 million in the 2024 fiscal year, mainly driven by the rapid growth in our tourism and learning businesses due to our business expansion effort.

Cost of Revenue

Our total cost of revenue increased by 155.1% from RMB80.0 million in the 2024 fiscal year to RMB203.9 million (US$28.0 million) in the 2025 fiscal year, primarily attributable to the increases in costs related to our tourism business, and in staff costs and learning centers operation costs of our learning business.

Gross Profit

As a result of the foregoing, our gross profit was RMB47.1 million (US$6.5 million) in the 2025 fiscal year, compared with RMB45.5 million in the 2024 fiscal year. Our gross margin was 36.3% and 18.8% in the 2024 and 2025 fiscal year, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 10.2% from RMB44.3 million in the 2024 fiscal year to RMB48.8 million (US$6.7 million) in the 2025 fiscal year primarily due to increases in staff costs driven by the increased headcount of our administrative personnel to support our tourism business expansion and increased share-based compensation expenses as we newly granted share option and modified the exercise price of several previous share options.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 107.7% from RMB6.8 million in the 2024 fiscal year to RMB14.0 million (US$1.9 million) in the 2025 fiscal year as we expanded headcounts of sales team to support our tourism service development and enhanced our marketing activities to expand our customer base of tourism service and enrichment learning service.

Non-Operating Income (Expense)

Our non-operating income (expense) was composed of interest income, realized gain (loss) in investments, unrealized holding (loss) gain in investments, impairment loss on long-term investments, subsidy income and other income (expenses), net. Our non-operating income (expense) increased by 20.4% from RMB13.1 million in the 2024 fiscal year to RMB15.8 million (US$2.2 million) in the 2025 fiscal year, mainly attributable by increase in interest income and partially offset by increase in realized loss in investments.

Income (Loss) Before Income Taxes

As a result of the foregoing, our income before income taxes was RMB0.1 million (US$0.01 million) in the 2025 fiscal year, compared to RMB3.9 million in the 2024 fiscal year.

Income tax expense

Our income tax expense decreased by 34.4% from RMB1.1 million in the 2024 fiscal year to RMB0.7 million (US$0.1 million) in the 2025 fiscal year.

Net Income (Loss)

As a result of the foregoing, we recorded net loss of RMB0.6 million (US$0.1 million) in the 2025 fiscal year, compared to the net income of RMB2.8 million in the 2024 fiscal year.

Year Ended February 29, 2024 Compared to Year Ended February 28, 2023

Revenue

Our total revenue increased by 266.6% to RMB125.4 million in the 2024 fiscal year from RMB34.2 million in the 2023 fiscal year, mainly driven by the rapid growth in the tourism services due to the tourism business development through business acquisition in the 2024 fiscal year, and rapid growth in the learning services business primarily due to the business recovery from the COVID-19 impact as the PRC government had removed the restrictive measures in China since December 2022, and also our business expansion effort for the learning services.

Cost of Revenue

Our total cost of revenue increased by 301.3% from RMB19.9 million in the 2023 fiscal year to RMB80.0 million in the fiscal year 2024, primarily attributable to the increase in cost related to the tourism business and the staff cost of the learning services, which is in line with the revenue growth.

Gross Profit

As a result of the foregoing, our gross profit was RMB45.5 million in the 2024 fiscal year, compared with RMB14.3 million in the 2023 fiscal year. Our gross margin was 41.8% and 36.3% in the 2023 and 2024 fiscal year, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 2.1% from RMB45.3 million in the 2023 fiscal year to RMB44.3 million in the 2024 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 44.7% from RMB4.7 million in the 2023 fiscal year to RMB6.8 million in the 2024 fiscal year, primarily due to the increase in advertising activities for business development.

Non-Operating Income (Expense)

Our non-operating income (expense) was composed of interest income, realized gain in investments, unrealized holding gain (loss) in investments, impairment loss on long-term investments, subsidy income and other income, net. Our non-operating income (expense) increased by 314.7% from RMB3.2 million in the 2023 fiscal year to RMB13.1 million in the 2024 fiscal year, mainly attributable by changes in fair value of the financial instruments and also the interest income from financial instruments and restricted cash.

Income (Loss) Before Income Taxes

As a result of the foregoing, our income before income taxes was RMB3.9 million in the 2024 fiscal year, compared to the loss of RMB32.5 million in the 2023 fiscal year.

Income tax expense

Our income tax expense increased by 10.9% from RMB1.0 million in the 2023 fiscal year to RMB1.1 million in the 2024 fiscal year, mainly due to that some subsidiaries generated net profits along with revenue growth in learning services and tourism services in the 2024 fiscal year.

Net Income (Loss)

As a result of the foregoing, we recorded net income of RMB2.8 million in the 2024 fiscal year, compared to the loss of RMB33.5 million in the 2023 fiscal year.

Non-GAAP Measures

We use adjusted net income (loss), a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income (loss) represents net income (loss) before the impact of (i) share-based compensation expenses; (ii) unrealized holding (loss) gain in investments; and (iii) impairment loss on long-lived assets. We believe that adjusted net income (loss) helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income (loss).

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

The table below sets forth a reconciliation of our net loss to adjusted net income (loss) for the periods indicated:

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss) income	(33,488)	2,775	(627)	(85)
Add: share-based compensation expenses (net of tax effect of nil)	3,168	3,122	5,026	690
Add: Unrealized holding loss (gain) in investments (net of tax effect of nil)	3,794	(3,910)	(2,022)	(278)
Add: impairment loss on long-lived assets (net of tax effect of nil)	—	3,674	—	—
Adjusted net (loss) income (non-GAAP)	(26,526)	5,661	2,377	327

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 29, 2024 and February 28, 2025, we had RMB180.2 million and RMB210.8 million (US$28.9 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering and fixed assets loan supported by the uncommitted credit facility with China Merchants Bank. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiaries and the VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of the VIEs without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2025, total restricted net assets were RMB133.2 million (US$18.3 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(25,493)	16,556	20,005	2,748
Net cash (used in) provided by investing activities	(96,702)	71,481	2,525	346
Net cash (used in) provided by financing activities	(838)	41,268	12,367	1,697
Effect of foreign exchange rate changes	27,389	(4,117)	2,152	297
Net (decrease) increase in cash and cash equivalents and restricted cash	(95,644)	125,188	37,049	5,088
Cash and cash equivalents and restricted cash at beginning of the year	272,702	177,058	302,246	41,501
Cash and cash equivalents and restricted cash at end of the year	177,058	302,246	339,295	46,589

Operating Activities

Net cash provided by operating activities amounted to RMB20.0 million (US$2.7 million) in the 2025 fiscal year. It reflected the net loss of RMB0.6 million (US$0.1 million), primarily adjusted by: (i) increase in deferred revenue of RMB9.9 million (US$1.4 million), (ii) noncash lease expenses of RMB8.0 million (US$1.1 million), (iii) share-based compensation of RMB5.0 million (US$0.7 million), (iv) decrease in amount due from related parties of RMB4.5 million (US$0.6 million); (v) increase in accounts payable of RMB3.7 million (US$0.5 million); (vi) depreciation of property and equipment of RMB3.6 million (US$0.5 million); (vii) increase in accrued expenses and other current liabilities of RMB2.9 million (US$0.4 million); (viii) increase in amounts due to related parties of RMB2.1 million (US$0.3 million) and (ix) decrease in accounts receivable of RMB1.2 million (US$0.2 million) partially offset by (i) increase in other receivables, deposits and other assets of RMB10.5 million (US$1.4 million), (ii) decrease in operating lease liabilities of RMB7.1 million (US$1.0 million) and (iii) fair value changes of investments of RMB2.0 million (US$0.3 million) and (iv) increase in other non-current assets of RMB1.4 million (US$0.2 million).

Net cash provided by operating activities amounted to RMB16.6 million in the 2024 fiscal year. It reflected the net income of RMB2.8 million, primarily adjusted by: (i) increase in deferred revenue of RMB10.4 million, (ii) noncash lease expenses of RMB4.0 million, (iii) depreciation of property and equipment of RMB3.7 million, (iv) loss from property and equipment impairment of RMB3.7 million, (v) share-based compensation of RMB3.1 million, (vi) decrease in amount due from related parties of RMB2.9 million, (vii) increase in amount due to related parties of RMB1.1 million and (viii) increase in income tax payable of RMB1.0 million; partially offset by (i) increase in other receivables, deposits and other assets of RMB7.1 million, (ii) fair value changes of investments of RMB3.9 million, (iii) decrease in operating lease liabilities of RMB3.2 million, (iv) loss from deregistration of subsidiaries of RMB2.2 million.

Net cash used in operating activities amounted to RMB25.5 million in the 2023 fiscal year. It reflected the net loss of RMB33.5 million, primarily adjusted by:(i) increase in amounts due from related parties of RMB8.2 million, (ii) decrease in accrued expenses and other current liabilities of RMB7.6 million, and (iii) decrease in operating lease liabilities of RMB2.1 million; partially offset by (i) decrease in other receivables, deposits and other assets of RMB3.9 million, (ii) share-based compensation of RMB3.2 million, (iii) decrease in other non-current assets of RMB3.0 million, (iv) depreciation of property and equipment of RMB2.8 million, (v) noncash lease expenses of RMB3.0 million, (vi) increase in income tax payable of RMB2.4 million. (vii) fair value changes of investments of RMB2.0 million and (vii) provision of credit loss of RMB1.4 million.

Investing Activities

Net cash provided by investing activities amounted to RMB2.5 million (US$0.3 million) in the 2025 fiscal year. This was primarily attributable to proceeds from maturity of investments of RMB207.0 million (US$28.4 million), and offset by (i) purchases of long-term investments under fair value of RMB85.6 million (US$11.8 million), (ii) purchase of property and equipment of RMB57.3 million (US$7.9 million), (iii) purchases of short-term investments under fair value of RMB34.3 million (US$4.7 million), and (iv) purchase of short-term investments of RMB27.7 million (US$3.8 million).

Net cash provided by investing activities amounted to RMB71.5 million in the 2024 fiscal year. This was primarily attributable to (i) proceeds from maturity of investments of RMB351.8 million and (ii) collection of loans to related parties of RMB5.3 million, and offset by (i) purchases of short-term investments under fair value of RMB103.1 million, (ii) purchases of long-term investments under fair value of RMB93.3 million, (iii)purchase of property and equipment of RMB56.6 million, (iv) purchase of short-term investments of RMB18.9 million, (v) payments to long-term investments of RMB9.0 million, and (vi) loans to related parties of RMB4.8 million.

Net cash used in investing activities amounted to RMB96.7 million in the 2023 fiscal year. This was primarily attributable to purchases of short-term investments under fair value of RMB175.8 million, purchases of long-term investments under fair value of RMB145.9 million, purchase of short-term investments of RMB29.3 million, payments to long-term investments of RMB13.5 million, and purchases of property and equipment of RMB8.7 million, offset by the proceeds from maturity of investments of RMB276.6 million.

Financing Activities

Net cash provided by financing activities amounted to RMB12.4 million (US$1.7 million) in the 2025 fiscal year. This was primarily attributable to (i) proceeds from bank loan of RMB42.1 million (US$5.8 million); net proceeds from option exercised of RMB4.8 million (US$0.7 million), and offset by dividends payments of RMB34.9 million (US$4.8 million).

Net cash provided by financing activities amounted to RMB41.3 million in the 2024 fiscal year. This was primarily attributable to proceeds from bank loan of RMB40.0 million and proceeds from related parties loans of RMB1.6 million.

Net cash used by financing activities amounted to RMB0.8 million in the 2023 fiscal year. This was primarily attributable to repayment on related parties loans of RMB0.6 million.

In December, 2023, we entered into a fixed asset loan agreement with China Merchants Bank in the amount of RMB90 million. As of February 28, 2025, we have withdrawn RMB82.1 million (US$11.3 million) from the loan in China Merchants Bank Co., Ltd. Shanghai Branch with maturity date in December, 2030, including RMB1.3 million (US$0.2 million) with an effective interest rate of 3.60%, RMB61.3 million (US$8.4 million) with an effective interest rate of 3.40% and RMB19.5 million (US$2.7 million) with an effective interest rate of 3.35%. Loan is uncommitted fully cash backed, with restricted cash amount of RMB127.4 million (US$17.5 million) as of February 28, 2025.

Material Cash Requirements

Our material cash requirements as of February 28, 2025 primarily include our working capital needs, capital expenditures, long-term borrowing repayments, lease obligations, and long-term investment obligations.

Our capital expenditures amounted to RMB8.7 million, RMB56.6 million and RMB57.3 million (US$7.9 million) in the 2023, 2024, 2025 fiscal year, respectively. Our capital expenditures were primarily related to construction and development of study camps and leasehold improvements.

The following table sets forth our contractual obligations as of February 28, 2025:

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	16,909	2,322	8,387	8,522	—	—
Long-term investment obligations	9,000	1,236	9,000	—	—	—
Long-term borrowings	82,134	11,278	—	16,428	65,706	—
Total	108,043	14,836	17,387	24,950	65,706	—

Our long-term investment obligations represent obligations in connection with several investments as of February 28, 2025. As of February 28, 2025, the payment due within one year and thereafter for our long-term investment obligations amounted to RMB9.0 million (US$1.2 million).

As of February 28, 2025, we had long-term borrowings amounted to RMB82.1 million (US$11.3 million) and are expected to be paid from June 25, 2026 to December 15, 2030.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2025.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. In the 2025 fiscal year, Shanghai Fuxi received service fees of RMB6.0 million (US$0.8 million) from the VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our WFOE may receive service fees from the VIEs and we may rely on dividends from our WFOE and other PRC subsidiaries for our cash needs in the future. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. The VIEs in the PRC contributed 97.6%, 99.3% and 99.8% of our consolidated revenue for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2025, 48.3% of our total assets were located in the PRC, 51.2% of our total assets were located in the Cayman Islands and 0.5% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) the VIEs in the PRC for the periods indicated as a percentage of total assets:

	Assets
	For the Years Ended
	February 29,	February 28,
	2024	2025
Our Company and our subsidiaries
Four Seasons Education Cayman	57.6%	51.2%
Four Seasons Education HK and other subsidiaries	16.3%	1.2%
Shanghai Fuxi	12.5%	14.0%
Our variable interest entities	13.6%	33.6%
Total assets	100.0%	100.0%

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

Intellectual Property

See “Item 4. Information on the Company ⸺ B. Business Overview ⸺ Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	63	Chairman
Yi Zuo	50	Director and Chief Executive Officer
Shaoqing Jiang	51	Director
Zongwei Li	53	Independent Director
Bing Yuan	57	Independent Director

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

Zongwei Li has served as our independent director since November 2017. Mr. Li has served as chief financial officer of Linmon Media Limited since November 2022, a drama producing and distributing company listed on the Hong Kong Stock Exchange. He served as a managing director of Sailing Capital, a private equity fund, from June 2014 to March 2019. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li served as an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange, from 2016 to 2023. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a nonpracticing certified member of China institute of Certified Public Accountants. His business address is 31/F, SUHE Center, 99 North Shanxi Road, Shanghai 200085, P.R.China.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended February 28, 2025, we paid an aggregate of RMB4.1 million (US$0.6 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 4,020,000 shares under the 2017 Plan.

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

On February 5, 2021, we granted 860,000 share options to directors, executive officers and employees at the weighted average grant date fair value of RMB13.24 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

On June 1, 2023, we modified the exercise price to US$2.0 for a total number of 1,155,000 share options previously granted to independent directors, executive officers and employees on July 3, 2018, June 30, 2019 and February 5, 2021. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB0.5 million, of which RMB0.4 million was recognized as compensation expenses during the year ended February 29, 2024. The remaining RMB0.1 million will be amortized over the remaining vesting period of the modified options.

On June 1, 2023, we granted 100,000 share options to employees at the weighted average grant date fair value of RMB17.75 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

On August 12, 2024, we granted 650,000 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB8.99 (US$1.24) per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of two or four years. We also modified the exercise price to RMB0.58 (US$0.08) for a total number of 1,901,790 share options previously granted to independent directors, executive officers and employees. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB3.2 million (US$0.4 million), which was fully recognized as compensation expenses during the year ended February 28, 2025.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of February 28, 2025:

Functions	Number of Employees
Teachers	128
Campus operation	69
Learning center student services	26
General and administration	75
Sales, marketing and business development	41
Total	339

We had a total of 190 and 167 employees as of February 29, 2024 and February 28, 2023, respectively.

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
•
each selling shareholder.

The calculations in the table below are based on 22,600,576 ordinary shares outstanding as of May 31, 2025, excluding 2,363,567 ordinary shares repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number*	Percent*
Directors and Executive Officers:
Peiqing Tian(1)	9,797,401	42.2
Yi Zuo(2)	1,469,942	6.5
Shaoqing Jiang	-	-
Zongwei Li	-	-
Bing Yuan	-	-
All directors and executive officers as a group	11,267,343	48.7
Principal Shareholders:
Peiqing Tian(1)	9,797,401	42.2
Chengwei Capital HK Limited(3)	3,133,333	13.9
Theodore Walker Cheng-De King(4)	2,638,000	11.7
Jun Guo(5)	2,100,000	9.3
Yi Zuo(2)	1,469,942	6.5

* In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1)
Consists of 9,172,401 ordinary shares held by Four Season Education Holdings Limited and 12,500 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 612,500 ordinary shares underlying options vested within 60 days after the date of May 31, 2025 held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
(2)
Consists of 582,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company and 741,790 ordinary shares held in the form of ADSs, and 145,930 ordinary shares underlying options vested within 60 days after the date of May 31, 2025 held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
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

As of May 31, 2025, the number of our ordinary shares issued and outstanding was 22,600,576, excluding 2,363,567 ordinary shares repurchased by the Company. Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 28, 2025.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2025 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan and the 2017 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

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

Contractual Arrangements with The VIEs, Their Shareholders and Us

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among the VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We charged service fee for the copyright use of our self-developed book series and purchased printing service for the self-developed book series from East China Normal University Electronic and Audio-visual Publishing House ("ESNU E&A Publishing"), a wholly-owned subsidiary of the non-controlling shareholder of us. For the 2023, 2024 and 2025 fiscal years, we entered into transactions of an aggregate of approximately RMB0.5 million, RMB0.1 million and RMB0.1 million (US$0.01 million), respectively, to purchase services from ESNU E&A Publishing. We also purchased IT service and learning service for the online course from Shanghai Four Season Online School (“SHFSOS”), an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2023, 2024 and 2025 fiscal years, we entered into transactions of an aggregate of approximately RMB0.1 million, RMB0.3 million and RMB6.6 million (US$0.9 million), respectively, to purchase services from SHFSOS. We purchase resource usage service from Jiangxi Wuyuan Tourism Co., Ltd ("Wuyuan Tourism"), a non-controlling interest shareholder of us. For the 2023, 2024 and 2025 fiscal years, we entered into transactions of an aggregate of approximately nil, nil and RMB1.2 million (US$0.2 million), respectively, to purchase services from Wuyuan Tourism. The amounts of transactions that we entered into with others were approximately nil, nil and RMB0.3 million (US$0.04 million) for the 2023, 2024 and 2025 fiscal years, respectively.

Services Provided to Related Parties

We provide services to Shanghai Four Season Online School ("SHFSOS"), which is sponsored by Shanghai Jiaxin Travel Agency ("Jiaxin Travel"), an entity controlled by Mr. Tian Peiqing, Chairman of the Company. We entered into transactions of an aggregate of approximately RMB7.4 million, RMB0.9 million and nil to provide course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, in the 2023, 2024 and 2025 fiscal year, respectively. We also entered into transactions of an aggregate of approximately nil, RMB1.2 million and RMB0.01 million (US$0.001 million) to provide tourism service to Jiaxin Travel, in the 2023, 2024 and 2025 fiscal year, respectively. The amounts of transactions that we entered into with others were approximately RMB0.3 million, RMB0.3 million and RMB0.4 million (US$0.1 million) for the 2023, 2024 and 2025 fiscal years, respectively.

Short-term lease and comprehensive revenue services from related parties

We purchased rent operation space, school reception, management, and cleaning service from Shanghai Jing’an Dangdai Art Training School ("Dangdai"), an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2023, 2024 and 2025 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB3.0 million and RMB4.3 million (US$0.6 million), respectively, to purchase services from Dangdai. We also purchased rent operation space, school reception, management, and cleaning service from Shanghai Jiading Four Seasons Bole Training School ("Bole"), an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2023, 2024 and 2025 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB1.1 million and RMB2.8 million (US$0.4 million), respectively, to purchase services from Bole. We also purchased rent operation space, school reception, management, and cleaning service from Shanghai Changning Four Seasons Training School ("Changning FSTS"), Shanghai Minhang Four Seasons Culture Training School ("Minhang FSCS") and Shanghai Xuhui Four Seasons Training School ("Xuhui FSTS"), entities sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2023, 2024 and 2025 fiscal years, we entered into transactions of an aggregate of approximately nil, nil and RMB4.0 million (US$0.5 million), respectively, to purchase services from Changning FSTS, Minhang FSCS and Xuhui FSTS.

Loan to Related Party

We provided interest-free, unsecured and due on demand loan to Shanghai Jing’an Dangdai Art Training School (“Dangdai”) of RMB0.1 million, RMB3.8 million and nil in the 2023, 2024 and 2025 fiscal year, respectively. We provided interest-free, unsecured and due on demand loan to other related parties of nil, RMB1.0 million and nil in the 2023, 2024 and 2025 fiscal year, respectively.

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

Dividend Policy

In January 2018, we declared dividends of US$20 million to shareholders of record as of February 1, 2018, which was paid in February and April 2018. In addition, on August 14, 2024, we declared a cash dividend of US$0.23 per ordinary share, or US$2.30 per ADS to holders of our ADS and ordinary shares of record as of August 31, 2024, with the total dividend distribution of US$5.1 million.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 and traded under the symbol “FEDU.” Each ADS represents ten ordinary share as of February 28, 2025.

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
grantor trusts;
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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty that the U.S. Treasury has determined satisfies the requirements of Section 1(h)(11)(C)(i)(II) of the Code (a “Qualified Foreign Corporation”) and certain other conditions are met. A non-United States corporation is treated as a Qualified Foreign Corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a Qualified Foreign Corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 28, 2025 and we may be a PFIC for the current taxable year.

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

Passive Foreign Investment Company

Based on the historical market price of our ADSs, the historical composition of our income and assets, we believe that we were a PFIC for our taxable year ended February 28, 2025 and we may be a PFIC for the current taxable year.

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

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. As previously noted, we believe that we were a PFIC for our taxable year ended February 28, 2025 and we may be a PFIC for our current taxable year. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

As of February 28, 2025, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB103.9 million (US$14.3 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2025, would result in a decrease of US$1.4 million in cash and cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, -0.3% and 0.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

For the period from the effective date of the registration statement on Form F-1 to February 28, 2025, we have used US$48.8 million of our proceed from the offering, of which US$25.1 million was paid in connection with our dividend paid in 2018 and 2024, US$8.4 million was paid in connection with our share repurchase, US$5.8 million was paid in connection with equity investments, US$3.0 million was used in connection with capital expenditures and US$6.5 million was used for working capital and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and vice president of finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of February 28, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, to allow timely decisions regarding required disclosure, due to the presence of the material weakness that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2025, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was ineffective due to the presence of a material weakness as of February 28, 2025.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and vice president of finance, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of auditing our consolidated financial statements for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, we and our independent registered public accounting firms identified a material weakness in the design or operation of internal controls, that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. This could adversely affect our ability to record, process, summarize, and report financial data.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Marcum Asia CPAs LLP, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	USD	USD	USD
	(in thousands)
Audit fees(1)	480	422	371

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

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of New York Stock Exchange that a listed company must have (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; and (iii) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Ordinary Shares and ADSs — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 3. Key Information — D. Risk Factors — Risks Related to our Ordinary Shares and ADSs — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards under the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards under the New York Stock Exchange.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIEs

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 24, 2020)
4.1	2015 Share Option Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)
4.2	2017 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 from our registration statement on Form S-8 (File No. 333-224308) filed publicly with the SEC on April 17, 2018)
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2019 (incorporated by reference to Exhibit 4.14 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 25, 2019)

4.15

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on July 2, 2021)

4.16

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on July 2, 2021)

4.17

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.17 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.18

English Translation of Exclusive Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.18 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.19	English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian

and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.19 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)
4.20

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.21

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.21 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.22

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.22 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.23

English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021 (incorporated by reference to Exhibit 4.23 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 28, 2023)

4.24

English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 28, 2023)

4.25

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.25 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.26

English Translation of Exclusive Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.26 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.27

English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.27 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.28

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.28 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.29

English Translation of Consent Letter granted by shareholder of Shanghai Luoliang Network Technology Co., Ltd.’s spouse dated March 6, 2024 (incorporated by reference to Exhibit 4.29 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.30

English Translation of Consent Letter granted by shareholder of Shanghai Luoliang Network Technology Co., Ltd.’s spouse dated March 6, 2024 (incorporated by reference to Exhibit 4.30 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.31

English Translation of Agreement on Capital Increase, Share Expansion and Equity Transfer of Shanghai Zihua International Travel Service Co., Ltd., among Shanghai Four Seasons Education Investment Management Co., Ltd., Tao Jingyu and Tao Xingu dated May 29, 2023 (incorporated by reference to Exhibit 4.31 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.32

English Translation of Construction Project Contract of Siji Gongda Comprehensive Practice Education Study Camp Dormitory Project in Qinghua Town of Wuyuan County, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and Huangshan Jishi Construction Engineering Co., Ltd. dated April 26, 2023 (incorporated by reference to Exhibit 4.32 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.33

English Translation of Construction Project Contract of Wuyuan County Siji Qinghua Gongda Comprehensive Practice Education Camp Research Building and Siji Gongda Reception Center Project, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and China Jingye Engineering

Technology Co., Ltd. dated July 1, 2023 (incorporated by reference to Exhibit 4.33 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)
4.34

English Translation of Supplementary Agreement to the Construction Project Contract of Wuyuan County Siji Qinghua Gongda Comprehensive Practice Education Camp Research Building and Siji Gongda Reception Center Project, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and China Jingye Engineering Technology Co., Ltd. dated January 29, 2024 (incorporated by reference to Exhibit 4.34 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

8.1*	List of major subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	Certification by the Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Fangda Partners regarding certain PRC law matters
97.1	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Director and Chief Executive Officer

Date: June 26, 2025

[Signature Page to Form 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”) as of February 28, 2025 and February 29, 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended February 28, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and February 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, NY

June 26, 2025

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of
		February 29, 2024	February 28, 2025
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		180,198	210,771	28,941
Restricted cash, current		—	496	68
Accounts receivable, net of allowance for credit losses of nil and nil as of February 29, 2024 and February 28, 2025		3,249	2,048	281
Other receivables, deposits and other assets, net of allowance for credit losses of RMB4,755 and RMB3,652 as of February 29, 2024 and February 28, 2025, respectively		15,026	24,890	3,418
Amount due from related parties, net of allowance for credit losses of nil and nil as of February 29, 2024 and February 28, 2025, respectively	14	8,264	3,331	457
Short-term investments	4	18,929	13,905	1,909
Short-term investments under fair value	4	82,791	37,953	5,211
Long-term investments under fair value, current	4	14,122	3,584	492
Total current assets		322,579	296,978	40,777
Non-current assets
Restricted cash, non-current		122,048	128,028	17,580
Property and equipment, net	5	66,069	125,228	17,195
Operating lease right-of-use assets	15	27,235	40,185	5,518
Intangible assets, net	6	1,858	1,434	197
Goodwill		1,125	1,125	154
Long-term investments, net	7	36,000	36,000	4,943
Long-term investment under fair value, non-current	4	94,817	99,571	13,672
Other non-current assets		2,429	2,593	359
Total non-current assets		351,581	434,164	59,618
TOTAL ASSETS		674,160	731,142	100,395

LIABILITIES (including amounts of the consolidated VIEs without recourse to Four Seasons Education (Cayman) Inc. See Note 2)
Current liabilities
Accounts payable		—	3,746	514
Amounts due to related parties	14	3,384	5,256	722
Accrued expenses and other current liabilities	8	66,040	71,888	9,871
Operating lease liabilities, current	15	1,183	7,895	1,084
Income tax payable		18,189	18,859	2,590
Deferred revenue		18,023	27,941	3,837
Total current liabilities		106,819	135,585	18,618

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of
		February 29, 2024	February 28, 2025
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Long-term borrowings	9	40,000	82,134	11,278
Operating lease liabilities, non-current	15	1,197	8,270	1,136
Total non-current liabilities		41,197	90,404	12,414
TOTAL LIABILITIES		148,016	225,989	31,032
Commitments and contingencies	16

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 21,163,416 and 22,600,576 shares issued and outstanding as of February 29, 2024 and February 28, 2025, respectively)		14	15	2
Additional paid-in capital		783,313	747,376	102,622
Treasury shares (2,938,567 and 2,363,567 shares as of February 29, 2024 and February 28, 2025, respectively)	10	(56,090)	(45,115)	(6,195)
Accumulated deficit		(277,339)	(276,538)	(37,971)
Accumulated other comprehensive income		25,105	28,873	3,965
Shareholders’ equity		475,003	454,611	62,423
Non-controlling interests		51,141	50,542	6,940
Total equity		526,144	505,153	69,363
TOTAL LIABILITIES AND EQUITY		674,160	731,142	100,395

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the Years Ended
		February 28,	February 29,	February 28,
		2023	2024	2025
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue
---Revenue from third parties		26,556	123,076	250,656	34,418
---Revenue from related parties		7,660	2,369	420	58
Total Revenue	2(q)	34,216	125,445	251,076	34,476
Cost of revenue
---Cost of revenue from third parties		(19,172)	(75,442)	(184,716)	(25,363)
---Cost of revenue from related parties		(750)	(4,509)	(19,225)	(2,640)
Total Cost of revenue		(19,922)	(79,951)	(203,941)	(28,003)

Gross profit		14,294	45,494	47,135	6,473

General and administrative expenses		(45,291)	(44,337)	(48,849)	(6,707)
Sales and marketing expenses		(4,668)	(6,753)	(14,025)	(1,926)
Impairment loss on long-lived assets		—	(3,674)	—	—

Operating loss		(35,665)	(9,270)	(15,739)	(2,160)
Subsidy income		1,412	728	1,413	194
Interest income, net		2,284	7,235	16,200	2,224
Realized gain (loss) in investments		1,867	3,207	(3,062)	(420)
Unrealized holding (loss) gain in investments		(3,794)	3,910	2,022	278
Other income (expense), net		1,401	(1,434)	(739)	(102)
Impairment loss on long-term investments	7	—	(500)	—	—

(Loss) income before income taxes		(32,495)	3,876	95	14

Income tax expense	12	(993)	(1,101)	(722)	(99)

Net (loss) income		(33,488)	2,775	(627)	(85)
Less: Net loss attributable to non-controlling interests		(3,822)	(2,186)	(1,428)	(196)
Net (loss) income attributable to Four Seasons Education (Cayman) Inc.		(29,666)	4,961	801	111
Net (loss) income per ordinary share:
- Basic	13	(1.40)	0.23	0.04	0.01
- Diluted	13	(1.40)	0.21	0.04	0.01

Weighted average shares used in calculating net (loss) income per ordinary share:
- Basic	13	21,234,763	21,164,265	21,807,118	21,807,118
- Diluted	13	21,234,763	23,614,631	22,052,836	22,052,836

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss) income	(33,488)	2,775	(627)	(85)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	38,526	9,347	3,768	517
Comprehensive income	5,038	12,122	3,141	432
Less: Comprehensive loss attributable to non-controlling interests	(3,822)	(2,186)	(1,428)	(196)
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	8,860	14,308	4,569	628

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total Four Seasons Education (Cayman) Inc. shareholders' equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at February 28, 2022 in RMB	21,238,806	14	2,863,177	(55,693)	777,023	(252,634)	(22,768)	445,942	56,552	502,494
Deregistration of subsidiaries	—	—	—	—	—	—	—	—	1,428	1,428
Repurchase of ordinary shares (Note 10)	(49,591)	(0)	49,591	(238)	—	—	—	(238)	—	(238)
Net loss for the year	—	—	—	—	—	(29,666)	—	(29,666)	(3,822)	(33,488)
Share-based compensation	—	—	—	—	3,168	—	—	3,168	—	3,168
Foreign currency translation adjustments	—	—	—	—	—	—	38,526	38,526	—	38,526
Balance at February 28, 2023 in RMB	21,189,215	14	2,912,768	(55,931)	780,191	(282,300)	15,758	457,732	54,158	511,890
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1,125	1,125
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(1,956)	(1,956)
Repurchase of ordinary shares (Note 10)	(25,799)	—	25,799	(159)	—	—	—	(159)	—	(159)
Net income for the year	—	—	—	—	—	4,961	—	4,961	(2,186)	2,775
Share-based compensation	—	—	—	—	3,122	—	—	3,122	—	3,122
Foreign currency translation adjustments	—	—	—	—	—	—	9,347	9,347	—	9,347
Balance at February 29, 2024 in RMB	21,163,416	14	2,938,567	(56,090)	783,313	(277,339)	25,105	475,003	51,141	526,144
Disposal of subsidiaries	—	—	—	—	—	—	—	—	339	339
Reissuance of treasury stock (Note 10)	300,000	—	(300,000)	5,726	(5,726)	—	—	—	—	—
Exercise of share options	1,137,160	1	(275,000)	5,249	1,359	—	—	6,609	—	6,609
Dividend distribution (Note 10)	—	—	—	—	(36,598)	—	—	(36,598)	—	(36,598)
Net loss for the year	—	—	—	—	—	801	—	801	(1,428)	(627)
Share-based compensation	—	—	—	—	5,026	—	—	5,026	—	5,026
Foreign currency translation adjustments	—	—	—	—	—	—	3,768	3,768	—	3,768
Capital contribution from non-controlling shareholders	—	—	—	—	—	—	—	—	490	490
Capital contributions from shareholder	—	—	—	—	2	—	—	2	—	2
Balance at February 28, 2025 in RMB	22,600,576	15	2,363,567	(45,115)	747,376	(276,538)	28,873	454,611	50,542	505,153
Balance at February 28, 2025 in USD (Note 2)	22,600,576	2	2,363,567	(6,195)	102,622	(37,971)	3,965	62,423	6,940	69,363

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net (loss) income for the year	(33,488)	2,775	(627)	(85)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	3,168	3,122	5,026	690
Provision for credit losses	1,438	—	—	—
Depreciation of property and equipment	2,802	3,735	3,617	497
Amortization of operating lease right-of-use assets	2,960	3,965	7,958	1,093
Loss (gain) of disposal of property and equipment	315	(424)	63	9
Loss from property and equipment impairment	—	3,674	—	—
Amortization of intangible assets	789	618	424	58
Loss from long-term investments impairment	—	500	—	—
Fair value changes of investments	1,927	(3,910)	(2,022)	(278)
Loss (gain) from deregistration of subsidiaries	458	(2,202)	(394)	(54)
Deferred income taxes	118	26	—	—
Changes in operating assets and liabilities and other, net:
Accounts receivable	1,150	(289)	1,201	165
Amounts due from related parties	(8,231)	2,893	4,452	611
Other receivables, deposits and other assets	3,873	(7,117)	(10,538)	(1,447)
Other non-current assets	3,047	(254)	(1,365)	(187)
Changes in operating lease liabilities	(2,059)	(3,167)	(7,123)	(978)
Amounts due to related parties	584	1,090	2,075	285
Accounts payables	—	—	3,746	514
Accrued expenses and other current liabilities	(7,570)	142	2,924	401
Income tax payable	2,449	1,018	670	92
Deferred revenue	777	10,361	9,918	1,362
Net cash (used in) provided by operating activities	(25,493)	16,556	20,005	2,748
Cash flows from investing activities
Purchases of property and equipment	(8,659)	(56,616)	(57,250)	(7,861)
Acquisition of businesses, net of cash acquired	—	71	—	—
Payments to long-term investments	(13,500)	(9,000)	—	—
Purchases of short-term investments	(29,349)	(18,929)	(27,689)	(3,802)
Purchases of short-term investments under fair value	(175,849)	(103,145)	(34,337)	(4,715)
Purchases of long-term investments under fair value	(145,910)	(93,280)	(85,645)	(11,760)
Proceeds from maturity of investments	276,565	351,827	206,955	28,417
Loans to related parties	—	(4,763)	—	—
Collection of loans to related party	—	5,316	481	66
Proceeds from sales of property and equipment	—	—	10	1
Net cash (used in) provided by investing activities	(96,702)	71,481	2,525	346

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 28	February 29	February 28
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Contribution from non-controlling shareholders	—	—	490	67
Proceeds from related parties loans	—	1,587	—	—
Repayment to related parties loans	(600)	(160)	(203)	(28)
Net proceeds from option exercised	—	—	4,831	663
Repurchase of ordinary shares	(238)	(159)	—	—
Dividends payment	—	—	(34,887)	(4,790)
Proceeds from long-term borrowings	—	40,000	42,134	5,785
Capital contributions from shareholder	—	—	2	—
Net cash (used in) provided by financing activities	(838)	41,268	12,367	1,697

Effect of foreign exchange rate changes	27,389	(4,117)	2,152	297
Net (decrease) increase in cash and cash equivalents and restricted cash	(95,644)	125,188	37,049	5,088
Cash and cash equivalents and restricted cash at beginning of the year	272,702	177,058	302,246	41,501
Cash and cash equivalents and restricted cash at end of the year	177,058	302,246	339,295	46,589
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	175,696	180,198	210,771	28,941
Restricted cash, current	-	-	496	68
Restricted cash, non-current	1,362	122,048	128,028	17,580
Total cash and cash equivalents and restricted cash	177,058	302,246	339,295	46,589
Supplemental disclosure of cash flow information:
Income taxes paid	156	57	53	7
Cash paid for amounts included in measurement of lease liabilities	4,516	3,034	7,396	1,016
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	2,491	1,846	20,908	2,871
Purchases of property and equipment included in payable	120	3,662	4,396	604
Dividends payable offset against receivables from shareholders	—	—	1,711	235

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

To comply with the Opinion and the Regulations, the Company performed business restructuring and organizational adjustments, including ceasing offering tutoring services related to academic subjects to students from kindergarten through grade nine (the “K-9 Academic AST Services”) by the end of 2021 in mainland China (“Business Restructuring”), disposing the deferred revenue of unconsummated lessons related to K-9 Academic AST services and disposing its 100% equity interest in Shanghai Jing’an Dangdai Art Training School (“Dangdai”) to Shanghai Jiaxin Travel Agency (“Jiaxin Travel”) with nil consideration at the end of 2021.

As of February 28, 2025, details of the Company’s major subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as of February 28, 2025	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Consulting service
Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd. ("Wuyuan Sijijiaozhong")	December 20, 2023	Jiangxi	100%	Consulting service
Variable interest entities:
Shanghai Luoliang Network Technology Co., Ltd. ("Shanghai Luoliang")(1)	March 12, 2014	Shanghai	100%	Education service
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment") (2)	March 13, 2007	Shanghai	100%	Investment holding
VIE's subsidiaries:
Wufeng Siji Xuezhi Education Management Co., Ltd. (“Wufeng Siji Xuezhi”)	October 19, 2022	Hubei	60%	Tourism service
Shexian Siji Xingzhi Culture Development Co., Ltd. (“Shexian Siji Xingzhi”)	November 11, 2022	Jiangxi	100%	Tourism service
Shanghai Huangpu Fantasy Further Education School ("Fantasy School")	September 1, 2018	Shanghai	51%	Education service
Shanghai Jing'an Four Seasons Intellectual Sports Club ("Four Seasons Intellectual Sports")	June 15, 2018	Shanghai	100%	Education service
Chongqing Jingzhan Technology Training Center Co., Ltd. (“Chongqing Jingzhan”)	September 1, 2018	Chongqing	51%	Education service
Shanghai Jiahe International Tourism Co., Ltd. (“Shanghai Jiahe”)	July 22, 2022	Shanghai	80%	Tourism service
Shanghai Zihua International Travel Service Co., Ltd. (“Shanghai Zihua”)	June 1, 2023	Shanghai	55%	Tourism service
Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. (“Wuyuan Siji Gongda”) (3)	May 28, 2022	Jiangxi	100%	Tourism service
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
(3)
Since May 2024, Wuyuan Siji Gongda was reclassified from the Company’s subsidiary to VIE’s subsidiary due to the shareholder structure change and VIE held 54% equity interest in Wuyuan Siji Gongda after this change.

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

	As of
	February 29,	February 28,
	2024	2025
	RMB	RMB	USD
ASSETS
Total current assets	73,140	76,108	10,450
Total non-current assets	18,699	169,436	23,265
TOTAL ASSETS	91,839	245,544	33,715

LIABILITIES
Accounts payable	—	3,746	514
Amount due to related parties	1,907	3,810	523
Accrued expenses and other current liabilities	59,219	68,353	9,386
Operating lease liabilities, current	976	6,913	949
Income tax payable	15,286	15,966	2,192
Deferred revenue	17,892	27,931	3,835
Total current liabilities	95,280	126,719	17,399
Operating lease liabilities, non-current	992	7,683	1,055
Long-term borrowings	—	82,134	11,278
Total non-current liabilities	992	89,817	12,333
TOTAL LIABILITIES	96,272	216,536	29,732

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
Total revenue	33,381	124,568	250,528	34,400
Operating (loss) income	(12,688)	2,936	(12,245)	(1,681)
Net (loss) income	(11,077)	440	(13,745)	(1,887)
Net cash (used in) provided by operating activities	(73,927)	19,891	20,996	2,883
Net cash provided by (used in) investing activities	4,841	(2,270)	(56,747)	(7,792)
Net cash provided by (used in) financing activities	44,640	(1,194)	29,684	4,076

The VIEs contributed 97.6%, 99.3% and 99.8% of the Group's consolidated revenue for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. As of February 29, 2024 and February 28, 2025, the VIEs accounted for an aggregate of 13.6% and 33.6% respectively, of the audited consolidated total assets, and 65.0% and 95.8% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, short-term investments and long-term investments under fair value.

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates. Changes in facts and circumstances may cause the Group to revise its estimates.

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

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 28, 2023, February 29, 2024 and February 28, 2025:

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 5)	—	—	—	3,674	—	—	—	—

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

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive (loss) income.

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB102,503 and RMB103,875 (US$14,263) as of February 29, 2024 and February 28, 2025, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows from RMB into US dollar as of and for the year ended February 28, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2828, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2025, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased. The carrying value of cash equivalents approximates market value. The Group’s cash and cash equivalents was RMB180,198 and RMB210,771 (US$ 28,941) as of February 29, 2024 and February 28, 2025, respectively.

(j) Allowance for credit losses

The Group has developed a current expected credit loss ("CECL") model based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. The balance of allowance for accounts receivable, other receivables, deposits and other assets and amount due from related parties was RMB4,755 and RMB3,652(US$501) as of February 29, 2024 and February 28, 2025, respectively. Balances are written off when determined to be uncollectible.

(k) Restricted cash

The Group's restricted cash - current represent cash in bank which were frozen in relation to a legal case. The Group's restricted cash - non-current represents deposits restricted as to withdrawal or use under government regulations for education institutions and guarantee deposit restricted for long-term borrowings, they were classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities. The balance of restricted cash frozen in relation to a legal case was nil and RMB496 (US$68) as of February 29, 2024 and February 28, 2025, respectively; the balance of restricted cash under government regulations was RMB576 and RMB579 (US$80) as of February 29, 2024 and February 28, 2025, respectively; and the balance of restricted cash as guarantee deposits for long-term borrowings was RMB121,472 and RMB127,449 (US$17,500) as of February 29, 2024 and February 28, 2025, respectively.

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

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, floating rate notes, bonds, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term investments under fair value and long-term investments under fair value in the consolidated balance sheets. Unrealized changes in the fair value of the investments, which are still held by the company as of year ends, are recorded as unrealized holding (loss) gain in investments in the consolidated statements of operations. Unrealized holding loss of RMB3,794, and gain of RMB3,910 and RMB2,022 (US$278) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. Realized changes in the fair value of the investments, which are matured during the periods, are recorded as realized gain (loss) in investments. Realized gain of RMB1,867 and RMB3,207 and loss of RMB3,062 (US$420) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

The Group accounts for investment in equity securities that are in-substance common stocks and over which the Group can exercise significant influence but holds no controlling interest under equity method of accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive (loss) income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. The investments were fully impaired in the year ended February 28, 2022.

For equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income (loss) equal to the difference between the carrying value and fair value. As a result of the impairment analysis, the Group record nil, RMB500 and nil impairment loss for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

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

Construction and buildings	20 - 50 years
Electronic equipment	3 - 5 years
Office equipment & Furniture	3 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvement	Shorter of the lease term or expected useful life

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

(o) Impairment of long-lived assets

The Group evaluates the long-lived assets with determinable useful lives for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. When these events occur, the Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized nil, RMB3,674 and nil impairment loss of property and equipment during the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. The Group did not record any impairment loss on intangible assets during the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is assessed annually for impairment (February 28 or 29 for the Group), or if indicator noted for goodwill impairment. The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. All goodwill generated from acquisitions was allocated to the reporting unit: Tourism services reporting unit as of February 29, 2024 and February 28, 2025.

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

Based on the results of goodwill impairment tests, the Group did not record impairment loss on goodwill during the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

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

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD

Learning services	18,516	65,842	108,047	14,836
Tourism services	3,502	51,880	138,295	18,989
Learning technology and content solutions	12,328	7,978	5,174	710
Less: Sales tax	130	255	440	59
Total	34,216	125,445	251,076	34,476

Learning services

For learning services, the Group provides non-academic tutoring include, among others, calligraphy, art, recitation, bridge, Go, and sudoku. Each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable consideration in the contracts with customers, except that the Group offers certain refunds for the programs for elementary and middle school students. These refunds were offered for any unattended classes to students who decided to withdraw from a course, and for tuition fees received in advance for offline courses that were cancelled due to COVID-19 and were subjected to refund at the option of the customer. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB454 and RMB1,039 (US$143) as of February 29, 2024 and February 28, 2025, respectively. Revenue from learning services is recognized proportionately as the courses are delivered.

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

Contract balance

Contract assets primarily relate to the Group’s rights to consideration for the cooperation with other learning centers and K-12 school course delivery performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Contract assets were nil as of February 29, 2024 and February 28, 2025, respectively. All accounts receivable and contract asset amounts are classified as current.

The Group classifies contract liabilities as deferred revenue. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, RMB6,492, RMB7,269 and RMB18,023 (US$2,475) of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2022, 2023 and 2024. The contract liabilities were RMB18,023 and RMB27,941 (US$3,837) as of February 29, 2024 and February 28, 2025, respectively. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

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

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, the advertising expenses were RMB2,708, RMB4,417 and RMB7,129 (US$979), respectively.

(t) General and administrative expenses

General and administrative expenses consist of employee-related cost for personnel related to the general corporate functions, including accounting, finance, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(u) Leases

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

The Group has lease contracts mainly for offices and learning centers in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group’s leases have lease terms of up to eight years, which includes lessee options to extend the lease, only to the extent it is reasonably certain that the Group will exercise such extension options. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Noncash lease expense are used as the noncash add-back for the amortization of the right-of use assets to the operating section of the consolidated statements of cash flows. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the right-of-use assets, there are no impairment loss of operating lease right-of-use assets during the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

(v) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB1,412, RMB728 and RMB1,413 (US$194) for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

(w) Income taxes

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

(x) Employee benefits

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

(y) Share-based compensation

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

(z) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

(aa) Comprehensive (loss) income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive (loss) income included net (loss) income and foreign currency translation adjustments.

(ab) Earnings (loss) per share

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

(ac) Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. Treasury shares is accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

(ad) Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended February 28, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the Chairman and CEO. The Group has three operating segments identified including learning services, tourism services and others.

(ae) Recent accounting pronouncements not yet adopted

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

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027 either prospectively or retrospectively. Early adoption is permitted. The Group does not expect to adopt the update early and is evaluating the impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. BUSINESS COMBINATION

Business combinations during the year ended February 29, 2024:

On June 1, 2023, the Group invested 23.8% equity interest of Shanghai Zihua International Travel Service Co., Ltd. ("Shanghai Zihua") for a total capital contribution of RMB2,500. At the same day, the Company acquired another 31.2% equity interest of Shanghai Zihua for a consideration of nil. As a result of these transactions, the Group obtained the control in Shanghai Zihua and accounted for these transaction as step acquisitions. The goodwill and non-controlling interests acquired from the acquisition were RMB1,125 and RMB1,125, respectively. Pro forma results of operations for this acquisition have not been presented as they are not material to the Group’s consolidated results.

4. SHORT-TERM INVESTMENT AND INVESTMENTS UNDER FAIR VALUE

Short-term investment includes structured deposits and term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will mature within one year.

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, floating rate notes, bonds, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value. The Group measured the investments under fair value on a recurring basis at the end of each reporting period and classified this as level 1 fair value measurements or as level 2 fair value measurements for applicable structured products. Unrealized changes in the fair value of the investments, which are still held by the company as of year ends, are recorded as unrealized holding (loss) gain in investments in the consolidated statements of operations. Unrealized holding loss of RMB3,794, and gain of RMB3,910 and RMB2,022 (US$278) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. Realized changes in the fair value of the investments, which are matured during the year, are recorded as realized gain (loss) in investments. Realized gain of RMB1,867 and RMB3,207 and loss of RMB3,062 (US$420) on fair value changes were recorded in the consolidated statements of operations for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

Short-term investments as of February 29, 2024 and February 28, 2025 were as follows:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Term deposits	18,929	13,905	1,909
Total	18,929	13,905	1,909

Investments under fair value as of February 29, 2024 and February 28, 2025 were as follows:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Short-term investments under fair value	82,791	37,953	5,211
Total	82,791	37,953	5,211

Long-term investments under fair value, current	14,122	3,584	492
Long-term investments under fair value, non-current	94,817	99,571	13,672
Total	108,939	103,155	14,164

Short-term investment and investments under fair value measured on a recurring basis or disclosed at fair value as of February 29, 2024 are summarized below:

	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of February 29, 2024
Short-term investment	18,929	—	18,929	—
Short-term investments under fair value	82,791	32,103	50,688	—
Long-term investments under fair value, current	14,122	—	14,122	—
Long-term investments under fair value, non-current	94,817	21,438	73,379	—

Short-term investment and investments under fair value measured on a recurring basis or disclosed at fair value as of February 28, 2025 are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	USD	RMB	RMB	RMB
As of February 28, 2025
Short-term investment	13,905	1,909	—	13,905	—
Short-term investments under fair value	37,953	5,211	37,953	—	—
Long-term investments under fair value, current	3,584	492	3,584	—	—
Long-term investments under fair value, non-current	99,571	13,672	34,251	65,320	—

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Construction and buildings	—	116,070	15,938
Leasehold improvement	5,501	8,827	1,212
Motor vehicles	2,772	1,634	224
Electronic equipment	3,275	4,334	595
Office equipment & furniture	1,355	6,787	932
Construction in progress	63,859	471	65
Total	76,762	138,123	18,966
Less: accumulated depreciation	10,693	12,895	1,771
Property and equipment, net	66,069	125,228	17,195

The construction and buildings as of February 28, 2025, are mainly the study camps in Wuyuan, Jiangxi, which were mainly completed in July 2024 and November 2024.

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, depreciation expenses were RMB2,802, RMB3,735 and RMB3,617 (US$497), respectively.

The Group recorded impairment loss for property and equipment of nil, RMB3,674 and nil for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. The impairment loss for the year ended February 29, 2024 arose as a result of the plan to cease the operation of several study camps.

6. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Trade name	4,000	4,000	549
Student base and customer relationship	2,200	2,200	302
School cooperation agreements	1,000	1,000	137
Non-compete agreements	440	440	60
Purchased software	442	442	61
License	302	302	41
Total	8,384	8,384	1,150
Less: accumulated amortization	6,526	6,950	953
Intangible assets, net	1,858	1,434	197

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, amortization expenses were RMB789, RMB618 and RMB424 (US$58), respectively. As of February 28, 2025, estimated amortization expense of the existing intangible assets for each of the next five years ending February 28, 2030 and thereafter is RMB424, RMB410, RMB400, RMB200, nil and nil.

The Group did not record impairment loss for intangible assets for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

7. LONG-TERM INVESTMENTS, NET

The investments as of February 29, 2024 and February 28, 2025 were as follows:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Equity investments without readily determinable fair values:
- Huangshan Xingyue Research Travel Education Co., Ltd. (“Huangshan”)	—	—	—
- Nanjing Chengwei Venture Capital Partnership (Limited Partnership) (“Chengwei”)	36,000	36,000	4,943
Total	36,000	36,000	4,943

In January 2022, the Group purchased 15% equity interest of Huangshan with consideration of RMB500. In December 2021, February 2022, August 2022 and May 2023, the Group paid considerations of RMB 4,500, RMB9,000, RMB 13,500 and RMB 9,000 to purchase equity interest of Chengwei, and the equity interest held by the Group as of February 28, 2025 was 4.01%. The Group also committed to provide further capital investment to Chengwei of RMB9,000 (US$1,236) when requested by Chengwei in future. The Group accounted the investment in Huangshan and Chengwei under equity investments without readily determinable fair values method as the Group had no significant influence over the investee and Huangshan and Chengwei had no readily determinable fair value. The investment in Huangshan was fully impaired for RMB500 in the year ended February 29, 2024.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Payable for funding commitments (1)	45,000	45,000	6,179
Payable for property and equipment purchase	3,781	8,177	1,123
Accrued employee payroll and welfare benefits	3,712	6,089	836
Default payable (2)	871	—	—
Other taxes payable (3)	3,540	3,897	535
Refund liabilities	454	1,039	143
Others	8,682	7,686	1,055
Total	66,040	71,888	9,871

(1) As of February 29, 2024 and February 28, 2025, RMB45,000 (US$6,179) has been accrued as marketing expenses, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose.

(2) Default payable represents payable for the early terminated lease contracts.

(3) Other taxes payable consists of value added tax payable, withholding individual tax payable other tax payable, and other tax related interest and penalty accrual.

9. LONG-TERM BORROWINGS

Summary of long-term borrowings consisted of the following:

Creditors	Annual Interest Rate	Maturity Date	As of
			February 29, 2024	February 28, 2025
			RMB	RMB	USD
China Merchants Bank (1)	3.35%-3.60%	December 15, 2030	40,000	82,134	11,278

(1) The Company has entered into a facility agreement (the "Facility Agreement") with China Merchants Bank Co., Ltd. Singapore Branch for an uncommitted credit facility up to RMB110 million (in USD equivalent), which will be utilized to provide credit support for a domestic fixed assets loan (the "Loan") of RMB90 million. As of February 28, 2025, the Group has withdrawn RMB82,134 (US$11,278) from the loan in China Merchants Bank Co., Ltd. Shanghai Branch with maturity date in December, 2030, including RMB 1,319 (US$181) with an effective interest rate of 3.60%, RMB 61,280 (US$8,415) with an effective interest rate of 3.40% and RMB 19,535 (US$2,682) with an effective interest rate of 3.35%. Loan is uncommitted fully cash backed, with restricted cash amount of RMB127,449 (US$17,500) as of February 28, 2025. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, the Company incurred nil, RMB 142 and RMB 2,155 (US$296) in interest expense, of which nil, RMB 142 and RMB 990 (US$136) was capitalized in Property and equipment, net, respectively.

(2) The Group is requested to make the repayment every half year for the principles from June 25, 2026 to December 15, 2030. For the long-term borrowings as of February 28, 2025, the repayment scheduled agreed by both parties is as following:

		Repayment Amount
Period	Repayment Date	RMB	US$
1	June 25, 2026	2,107	289
2	July 25, 2026	2,000	275
3	December 25, 2026	2,107	289
4	January 25, 2027	2,000	275
5	June 25, 2027	2,107	289
6	July 25, 2027	2,000	275
7	December 25, 2027	2,107	289
8	January 25, 2028	2,000	275
9	June 25, 2028	2,107	289
10	July 25, 2028	2,000	275
11	December 25, 2028	2,107	289
12	January 25, 2029	2,000	275
13	June 25, 2029	2,107	289
14	July 25, 2029	2,000	275
15	December 25, 2029	2,107	289
16	January 25, 2030	2,000	275
17	June 25, 2030	2,107	289
18	July 25, 2030	2,000	275
19	December 15, 2030	45,171	6,202
	Total	82,134	11,278

10. SHAREHOLDER’S EQUITY

Ordinary shares

Upon incorporation, the Company had 500,000,000 shares authorized, 14,000,000 ordinary shares issued and outstanding with a par value of US$0.0001 per share.

As of February 29, 2024 and February 28, 2025 respectively, the Company had 500,000,000 shares authorized, 21,163,416 and 22,600,576 shares issued and outstanding. During the years ended February 28, 2025, the Company reissued 300,000 treasury shares to ordinary shares and newly issued 1,137,160 ordinary shares for share options exercise.

Treasury shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. Under the repurchase plan, the Group had repurchased an aggregate of 49,591, 25,799 and nil ordinary shares on the open market for a total cash consideration of RMB238, RMB159 and nil during the years ended February 28, 2023, February 29, 2024 and February 28, 2025, which were accounted for as the cost of the treasury shares. The Company reissued nil, nil and 300,000 treasury shares to ordinary shares and using nil, nil and 275,000 treasury shares issued to ordinary shares for options exercise during the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

Dividend distribution

On August 14, 2024, the Group declared a cash dividend of US$0.23 per ordinary share, or US$2.30 per American Depositary Share ("ADS") for 22,303,024 ordinary shares, with the total dividend distribution of RMB36,598 (US$5,025).

11. SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the Years Ended
	February 28, 2023	February 29, 2024	February 28, 2025
	RMB	RMB	RMB	USD
General and administrative expenses	3,001	2,939	4,892	672
Sales and marketing expenses	167	183	134	18
Total share-based compensation	3,168	3,122	5,026	690

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

On February 5, 2021, the Company granted 860,000 share options to directors, executive officers and employees at the weighted average grant date fair value of RMB13.24 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

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

On August 12, 2024, the Company granted 650,000 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB 8.99 (US$ 1.24) per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of two or four years. The Company also modified the exercise price to RMB 0.58 (US$ 0.08) for a total number of 1,901,790 share options previously granted to independent directors, executive officers and employees. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB3,170 (US$435), which was fully recognized as compensation expenses during the year ended February 28, 2025.

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted and repriced during the year ended February 28, 2025 with reference to the closing price of the Company on the measurement dates.

For the Year Ended
February 28,
2025
Average risk-free rate of interest	3.79% - 3.90%
Estimated volatility rate	52% - 61%
Dividend yield	0%
Life of options	10 years

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies including the Company itself for the period before valuation date and with similar span as the expected expiration term.

A summary of the aggregate option activity and information regarding options outstanding for the periods presented are as below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(in thousand)	RMB	Years	RMB
Options outstanding on February 28, 2023	3,213	14.34	4.91	—
Granted	100	14.40	9.33
Forfeited	(72)	15.86	5.21
Expired	(15)	17.26	7.00
Exercised	—	—	—
Options outstanding on February 29, 2024	3,226	15.66	4.08	—
Granted	650	7.28	9.50
Forfeited	(85)	12.13	5.08
Expired	(25)	14.57	8.33
Exercised	(1,137)	5.95	8.99
Options outstanding on February 28, 2025	2,629	9.25	6.19	131.00
Options vested or expected to vest on February 28, 2025	3,767	7.56	7.00	319.00
Options exercisable on February 28, 2025	1,941	8.46	4.73	132.00

For years ended February 28, 2023, February 29, 2024 and February 28, 2025, the Group recognized share-based compensation expense of RMB3,168, RMB3,122 and RMB5,026 (US$690), respectively. As of February 28, 2025, there was RMB3,050 (US$419) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 3.36 years.

12. INCOME TAXES

Income tax expenses consist of the following:

	For the Years Ended
	February 28, 2023	February 29, 2024	February 28, 2025
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	875	1,076	722	99
Deferred income tax expense:
PRC	118	25	—	—
Total income tax expense	993	1,101	722	99

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	12,455	10,447	1,434
Advertising expenses	768	227	31
Donation overspending	5,200	(57)	(8)
Lease liability	570	1,162	160
Accrued expenses	13,678	14,937	2,051
Depreciation and amortization	119	4	1
Allowance for doubtful accounts	3,531	772	106
Total deferred tax assets	36,321	27,492	3,775
Valuation allowance	(35,196)	(25,967)	(3,566)
Total deferred tax assets, net of valuation allowance	1,125	1,525	209
Net off against deferred tax liabilities	(1,125)	(1,525)	(209)
Net deferred tax assets	—	—	—

Deferred tax liabilities:
Amortization of intangible assets acquired from acquisition	(450)	(350)	(48)
Right-of-use asset	(675)	(1,175)	(161)
Total deferred tax liabilities	(1,125)	(1,525)	(209)
Net off against deferred tax assets	1,125	1,525	209
Net deferred tax liabilities	—	—	—

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

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Balance at the beginning of the year	(30,521)	(35,196)	(4,834)
Provided	(15,356)	(126)	(17)
Written off	10,681	9,355	1,285
Balance at the end of the year	(35,196)	(25,967)	(3,566)

As of February 28, 2025, PRC tax loss carry-forward amounted to RMB 56,365 (US$7,739), and would expire from calendar year 2026 to 2030. HK tax loss carry-forward amounted to RMB 15,190 (US$2,086) can be carried forward indefinitely. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 25,967 (US$3,566) had been established as of February 28, 2025, as it is more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As of February 29, 2024 and February 28, 2025, the Group had unrecognized tax benefits of RMB15,313 and RMB18,859 (US$2,590). It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Balance at the beginning of the year	(15,313)	(15,313)	(2,103)
Increase related to current year tax positions	—	(3,546)	(487)
Balance at the end of the year	(15,313)	(18,859)	(2,590)

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. As of February 29, 2024 and February 28, 2025, the Group did not record any penalties related to unrecognized tax benefits.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 29, 2024 and February 28, 2025.

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

(Loss) income before provision for income taxes is attributable to the following geographic locations for the years ended February 28, 2023, February 29, 2024 and February 28, 2025:

	For the Years Ended
	February 28, 2023	February 29, 2024	February 28, 2025
	RMB	RMB	RMB	USD
PRC	(14,937)	4,542	(7,116)	(976)
Foreign	(17,558)	(666)	7,211	990
Total (Loss) income before provision of income taxes	(32,495)	3,876	95	14

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 are as follows:

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
(Loss)/income before income tax	(32,495)	3,876	95
PRC statutory income tax rate	25%	25%	25%
Computed income tax (benefit)/expense with PRC statutory income tax rate	(8,124)	969	24
Effect of preferential tax rate	975	1,589	(24)
Effect of non-taxable income	(325)	(1,085)	—
Effect of different tax rates in other jurisdictions	4,224	(698)	(2,350)
Effect of changes in tax rates	1,950	(581)	2,262
Effect of expired NOL	—	—	235
Changes in valuation allowance	3,250	4,667	(9,228)
Effect of true-up on NOL	—	(4,574)	403
Effect of deregistration of subsidiaries	—	—	9,279
Effect of non-deductible expenses	(957)	814	121
Income tax expense	993	1,101	722

For the year ended February 29, 2024 and February 28, 2025, non-deductible expenses include all non-deductible items for entertainment expenses and others. The true-up on net operating loss is mainly due to true-up on differences between the tax loss on PRC tax return and prior year accumulated net operating loss.

13. EARNINGS (LOSS) PER SHARE

Net earnings (loss) per share was computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 28, 2023, February 29, 2024 and February 28, 2025:

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
Net (loss) income attributable to ordinary shareholders-basic and diluted	(29,666)	4,961	801	111
Weighted average number of ordinary shares outstanding-basic	21,234,763	21,164,265	21,807,118	21,807,118
Weighted average number of ordinary shares outstanding-diluted	21,234,763	23,614,631	22,052,836	22,052,836
Basic - net (loss) income per share	(1.40)	0.23	0.04	0.01
Diluted - net (loss) income per share	(1.40)	0.21	0.04	0.01

For the years ended February 28, 2023, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive; For the years ended February 29,2024 and February 28, 2025, diluted net income per share includes the following instruments as their inclusion would be dilutive:

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Share options	3,212,209	3,226,000	2,628,780

14. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Four Seasons Online Education (Cayman) Inc.("FSOL")	Equity method investee of the Group
Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	Equity method investee of the Group
Four Seasons Online Education (HK) Inc.("FSOL (HK)")	Equity method investee of the Group
Shanghai Fuxi Network Co., Ltd.("Fuxi Network")	Equity method investee of the Group
Shanghai Jiaxin Travel Agency ("Jiaxin Travel")	Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Jing’an Dangdai Art Training School ("Dangdai")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of VIE's subsidiary
Ju Yiming, Yang Huining, Ma Lichao, Yang Hongguan, Tao Jingyu	Non-controlling interest shareholders of VIE's subsidiaries
Shanghai Four Season Online School ("SHFSOS")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
East China Normal University Electronic and Audio-visual Publishing House ("ESNU E&A Publishing")	Wholly-owned subsidiary of the non-controlling shareholder of the Group
Shanghai Jiading Four Seasons Bole Training School ("Bole")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
East China Normal University Publishing House ("ESNU Publishing")	Non-controlling interest shareholders of VIE's subsidiaries
Shanghai Changning Four Seasons Training School ("Changning FSTS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Minhang Four Seasons Culture Training School ("Minhang FSCS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Xinhao Consulting Management Co., Ltd ("Xinhao Consulting")	Non-controlling interest shareholder of the Group
Shanghai Xuhui Four Seasons Training School ("Xuhui FSTS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Jiangxi Wuyuan Tourism Co., Ltd ("Wuyuan Tourism")	Non-controlling interest shareholder of the Group

The Group entered into the following transactions with its related parties:

	For the Years Ended
	February 28	February 29	February 28
	2023	2024	2025
	RMB	RMB	RMB	USD
Services provided to related parties
Jiaxin Travel (1)	—	1,153	7	1
SHFSOS (2)	7,381	884	—	—
Dangdai (3)	124	246	413	57
ESNU Publishing (4)	155	56	—	—
Bole (5)	—	30	—	—
Total	7,660	2,369	420	58
Purchases of services provided by related parties
SHFSOS (2)	127	253	6,593	907
ESNU E&A Publishing (4)	532	146	94	13
Xinhao Consulting(6)	—	—	300	41
Wuyuan Tourism(7)	—	—	1,232	169
Total	659	399	8,219	1,130
Short-term lease and comprehensive revenue services from related parties
Bole (5)	—	1,085	2,800	384
Changning FSTS (8)	—	—	1,800	247
Minhang FSCS (8)	—	—	600	82
Xuhui FSTS(8)	—	—	1,600	220
Huangshan Culture (9)	91	—	—	—
Dangdai (3)	—	3,025	4,300	590
Total	91	4,110	11,100	1,523
Loan to related parties
Dangdai (10)	122	3,785	—	—
Bole (10)	—	300	—	—
Non-controlling interest shareholders of subsidiaries (10)	—	583	—	—
Others (10)	—	95	—	—
Total	122	4,763	—	—

(1) The Group provided tourism service to Jiaxin Travel.

(2) The Group provided course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, and charged service fee accordingly. The Group also purchased IT support service from SHFSOS and purchased learning service for the online course from SHFSOS.

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

(5) The Group provided labor outsourcing service to Bole and recognizes related revenue. The Group also rent operation space from Bole, and purchased school reception, management, and cleaning service from Bole.

(6) The Group purchased comprehensive consulting service from Xinhao Consulting.

(7) The Group paid Wuyuan Tourism for the resource usage fee in Wuyuan.

(8) The Group rent operation space, and purchased school reception, management, and cleaning service from Changning FSTS, Minhang FSCS and Xuhui FSTS.

(9) The Group rent operation space from Huangshan Culture, which was within one year and recorded as short-term lease expense.

(10) The Group makes loans to related parties to support their daily operations. The loans are interest-free, unsecured, and due on demand.

The following tables present amounts due from and to related parties as of February 29, 2024 and February 28, 2025:

	As of
	February 29,	February 28,
	2024	2025
	RMB	RMB	USD
Amount due from related parties
SHFSOS (1)	4,240	—	—
Dangdai (2)	1,682	1,124	154
ESNU E&A Publishing (3)	1,759	1,625	223
Non-controlling interest shareholders of VIE's subsidiaries (4)	583	582	80
Total	8,264	3,331	457
Amounts due to related parties
FSOL (5)	1,276	1,252	172
Changning FSTS (6)	—	400	55
Minhang FSCS (7)	—	300	41
Xinhao Consulting (8)	—	300	41
Bole (9)	1,085	500	69
Dangdai (10)	—	500	69
ESNU Publishing (11)	496	468	64
Wuyuan Tourism (12)	—	1,232	169
Non-controlling interest shareholders of VIE's subsidiaries (13)	503	300	41
Others	24	4	1
Total	3,384	5,256	722

(1) The amount represents the receivable from course design and development services, digital learning system, student management platform and promotional assistance service provided to SHFSOS.

(2) The amount mainly represents the loan lent to Dangdai.

(3) The amount represents the prepayments for book printing service provided by ESNU E&A Publishing.

(4) The amount represents the loans to non-controlling shareholders, which were interest-free, unsecured, and due on demand.

(5) The amount represents the Group’s deposit in bank on behalf of the FSOL (CAYMAN).

(6) The amount represents the Group's payable to Changning FSTS for short-term lease and auxiliary service cost.

(7) The amount represents the Group's payable to Minhang FSCS for short-term lease and auxiliary service cost.

(8) The amount represents the Group's payable to Xinhao Consulting for comprehensive consulting services.

(9) The amount represents the Group's payable to Bole for short-term lease and auxiliary service cost.

(10) The amount represents the Group's payable to Dangdai for short-term lease and auxiliary service cost.

(11) The amount represents the advance from ESNU Publishing for copyright use.

(12) The amount represents the Group's payable to Wuyuan Tourism for resource usage fee.

(13) The amount represents the loans from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

15. LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 29, 2024 and February 28, 2025, the Group had no leases that were classified as a financing lease. Total operating lease expenses for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 were RMB4,769, RMB3,965 and RMB7,958 (US$1,093), respectively, and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 were RMB91, RMB4,547 and RMB119 (US$16) respectively and was recorded in the consolidated statements of operations. As of February 28, 2025, the Group did not have additional operating leases that have not yet commenced. The Group recorded nil impairment loss for operating lease right-of-use assets for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

Weighted-average remaining lease terms and discount rates are as follows:

	As of
	February 29,	February 28,
	2024	2025
Weighted average remaining lease term (years)	2.73	2.19
Weighted average discount rate	5.6%	4.2%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2026	8,387	1,152
2027	6,047	830
2028	2,475	340
2029	—	—
2030	—	—
Thereafter	—	—
Total minimum lease payments	16,909	2,322
Less: amount representing interest	744	102
Present value of minimum lease payments	16,165	2,220

16. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

As of February 28, 2025, the Group had long-term investment obligations represent obligations in connection with several investments and amounted to RMB9,000 (US$1,236) and are expected to be paid in one year.

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

The Group evaluates its concentrations of the continuing operations are as follows:

(a) Major customers:

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, the customers who accounted for 10% or more of total revenues are presented as follows:

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	RMB	%	RMB	%	RMB	USD	%
Customer A	7,381	22%	*	*	*	*	*
Total	7,381	22%	*	*	*	*	*

*Represented the percentage below 10%

As of February 29, 2024 and February 28, 2025, the customers who accounted for 10% or more of accounts receivable are presented as follows:

	As of
	February 29,		February 28,
	2024		2025
	RMB	%	RMB	USD	%
Customer B	927	29%	*	*	*
Customer C	662	20%	—	—	—
Customer D	387	12%	*	*	*
Customer E	—	—	438	60	22%
Customer F	*	*	274	38	13%
Total	1,976	61%	712	98	35%

*Represented the percentage below 10%

(b)Major suppliers:

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, the suppliers who accounted for 10% or more of total cost of revenues are presented as follows:

	For the Years Ended
	February 28,		February 29,		February 28,
	2023		2024		2025
	RMB	%	RMB	%	RMB	USD	%
Supplier G	—	—	*	*	33,845	4,647	17%
Total	—	—	*	*	33,845	4,647	17%

*Represented the percentage below 10%

As of February 29, 2024 and February 28, 2025, the suppliers who accounted for 10% or more of accounts payable are presented as follows:

	As of
	February 29,		February 28,
	2024		2025
	RMB	%	RMB	USD	%
Supplier G	—	—	2,136	293	57%
Supplier H	—	—	796	109	21%
Total	—	—	2,932	402	78%

18. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group's chief operating decision maker, is comprised of the Chairman and CEO. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, there are three operating segments identified including learning service, tourism service and others.

The Group primarily operates in the PRC and substantially all of the long-lived assets of the Group are located in the PRC. Segment information is presented after elimination of inter-segment transactions and revenue and cost of revenue are directly attributable, or are allocated, to each segment. The accounting policies of the segments are the same as those described in note 2. The Group’s CODM evaluates performance based on each operating segment’s revenue and cost of revenue, and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Revenue
---Learning services	18,516	65,842	108,047	14,836
---Tourism services	3,502	51,880	138,295	18,989
---Others	12,198	7,723	4,734	651
Total revenue	34,216	125,445	251,076	34,476
Cost of revenue
---Learning services	(10,175)	(25,703)	(62,279)	(8,552)
---Tourism services	(3,542)	(48,189)	(137,725)	(18,911)
---Others	(6,205)	(6,059)	(3,937)	(540)
Total cost of revenue(1)	(19,922)	(79,951)	(203,941)	(28,003)
Reconciliation of profit or loss
General and administrative expenses	(45,291)	(44,337)	(48,849)	(6,707)
Sales and marketing expenses	(4,668)	(6,753)	(14,025)	(1,926)
Impairment loss on other long-lived assets	—	(3,674)	—	—
Operating loss	(35,665)	(9,270)	(15,739)	(2,160)
Subsidy income	1,412	728	1,413	194
Interest income, net	2,284	7,235	16,200	2,224
Realized gain (loss) in investments	1,867	3,207	(3,062)	(420)
Unrealized holding (loss) gain in investments	(3,794)	3,910	2,022	278
Other income (expense), net	1,401	(1,434)	(739)	(102)
Impairment loss on long-term investments	—	(500)	—	—
(Loss) income before income taxes	(32,495)	3,876	95	14

(1) A summary of depreciation and amortization expenses for the years presented is as follows:

	For the Years Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Depreciation and amortization expenses
---Learning services	522	62	165	23
---Tourism services	672	2,059	1,959	269
---Others	215	46	37	5

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB4,885, RMB4,416 and RMB6,692 (US$919) for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

.

20. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 29, 2024 and February 28, 2025, the total of restricted net assets were RMB138,479 and RMB133,195 (US$18,289), respectively.

21. SUBSEQUENT EVENT

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, there were no subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial.

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

a. Condensed Balance Sheets

	As of
	February 29, 2024	February 28, 2025
	RMB	RMB	USD
Current assets
Cash and cash equivalents	73,528	102,743	14,108
Short-term investment under fair value	82,791	37,953	5,211
Long-term investments under fair value, current	14,122	3,584	492
Amounts due from subsidiaries and consolidated VIEs	4	1,460	200
Other current assets	1,334	2,858	393
Total current assets	171,779	148,598	20,404
Non-current assets
Restricted cash	121,472	127,449	17,500
Long-term investment under fair value, non-current	94,817	99,571	13,672
Investments in subsidiaries and consolidated VIEs	124,990	117,724	16,165
Total non-current assets	341,279	344,744	47,337
Total assets	513,058	493,342	67,741
Accrued expenses and other current liabilities	1,446	1,043	144
Amounts due to subsidiaries and consolidated VIEs	35,322	36,432	5,002
Other liabilities	1,287	1,256	172
Total liabilities	38,055	38,731	5,318
Ordinary Shares (US$0.0001 par value; 500,000,000 shares authorized, 21,163,416 and 22,600,576 shares issued and outstanding as of February 29, 2024 and February 28, 2025, respectively)	14	15	2
Additional paid-in capital	783,313	747,376	102,622
Treasury shares (2,938,567 and 2,363,567 shares as of February 29, 2024 and February 28, 2025, respectively)	(56,090)	(45,115)	(6,195)
Accumulated deficit	(277,339)	(276,538)	(37,971)
Accumulated other comprehensive income	25,105	28,873	3,965
Total equity	475,003	454,611	62,423
Total liabilities and equity	513,058	493,342	67,741

b. Condensed Statements of Operations and Comprehensive Income

	For the Year Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
Operating expenses	(11,766)	(6,085)	(2,209)	(303)
Interest income, net	837	6,518	15,712	2,157
Realized gain (loss) in investments	1,867	3,207	(3,062)	(420)
Unrealized holding (loss) gain in investments	(3,794)	3,910	2,022	278
Other (expenses) income, net	(618)	8	62	9
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries	(16,192)	(2,597)	(11,724)	(1,610)
(Loss) Income before income taxes	(29,666)	4,961	801	111
Income tax (expense) benefit	—	—	—	—
Net (loss) income	(29,666)	4,961	801	111
Foreign currency translation adjustments	38,526	9,347	3,768	517
Comprehensive income	8,860	14,308	4,569	628

c. Condensed Statements of Cash Flows

	For the Year Ended
	February 28,	February 29,	February 28,
	2023	2024	2025
	RMB	RMB	RMB	USD
Net cash provided by operating activities	16,945	931	8,955	1,229
Purchases of short-term investments under fair value	(175,848)	(103,145)	(34,337)	(4,715)
Purchases of long-term investments under fair value	(145,910)	(93,280)	(85,645)	(11,760)
Proceeds from maturity of investments	164,564	327,495	174,123	23,909
Net cash (used in) provided by investing activities	(157,194)	131,070	54,141	7,434
Proceeds from related parties loans	—	1,287	—	—
Repayment to related parties loans	—	1	—	—
Repurchase of ordinary shares	(239)	(159)	—	—
Net proceeds from option exercised	—	—	4,831	663
Dividends payment	—	—	(34,887)	(4,790)
Net cash (used in) provided by financing activities	(239)	1,129	(30,056)	(4,127)
Effect of exchange rate changes	27,389	(4,117)	2,152	297
Net (decrease) increase in cash and, cash equivalents and restricted cash	(113,099)	129,013	35,192	4,833
Cash and, cash equivalents and restricted cash at beginning of the year	179,086	65,987	195,000	26,775
Cash and cash equivalents and restricted cash at end of the year	65,987	195,000	230,192	31,608

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	65,987	73,528	102,743	14,108
Restricted cash, current	—	—	—	—
Restricted cash, non-current	—	121,472	127,449	17,500
Total cash and cash equivalents and restricted cash	65,987	195,000	230,192	31,608

Supplemental disclosure of cash flow information:
Dividends payable offset against receivables from shareholders	—	—	1,711	235