Form 20-F
period 2026-02-28
Four Seasons Education (Cayman) Inc.
filed 2026-06-17
CIK 1709819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2026.

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

Tel: +86 21 6317-6177
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

22,614,376 ordinary shares, par value US$0.0001 per share, as of February 28, 2026

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

4

ITEM 18.	FINANCIAL STATEMENTS	156
ITEM 19.	EXHIBITS	156

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
•
“the 2024 fiscal year” refers to the fiscal year ended February 29, 2024, “the 2025 fiscal year” refers to the fiscal year ended February 28, 2025, and “the 2026 fiscal year” refers to the fiscal year ended February 28, 2026;
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

This annual report on Form 20-F includes our audited consolidated balance sheets as of February 28, 2025 and 2026 and our audited consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years ended February 29, 2024, February 28, 2025 and February 28, 2026.

Our reporting currency is the Renminbi (“RMB”). The functional currency of our Company and subsidiaries incorporated outside the mainland China is the United States dollar (“U.S. Dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.8579 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of February 27, 2026 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Four Seasons Education (Cayman) Inc. is not an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based companies, and also places separate restrictions on foreign investment in the private education businesses. Accordingly, we conduct operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the VIEs, namely Shanghai Luoliang Network Technology Co., Ltd. (formally known as Shanghai Four Seasons Education Training Co., Ltd.) and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries, and (iii) the shareholders of the VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. Net revenues contributed by the VIEs accounted for 99.3%, 99.8% and 99.9% of our net revenues in the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to the Parent, a Cayman Islands company, and its subsidiaries. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in the Parent, a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

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

In the opinion of Fangda Partners, our PRC counsel, save for the uncertainties disclosed in this annual report:

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

The following diagram sets out details of our significant subsidiaries and VIEs as of May 31, 2026:

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

(4) 8 companies that operate in the fields including educational tourism and planning, enrichment learning services, faculty training, investment management, and management consulting.

(5) 19 companies that operate in the fields including educational technology, tourism, education-related services, study trip development, culture development, corporate management, and publications.

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

Furthermore, if the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2024, 2025 and 2026 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2026 fiscal year, Shanghai Fuxi received service fees of RMB9.8 million (US$1.4 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

Our auditor, Marcum Asia CPAs LLP, or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 28, 2026 after we file our annual report on Form 20-F for such fiscal year.

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
•
We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations. If the government authorities determine that our enrichment learning services, research and academic study travel, learning technology and content solutions, online provision of video recordings related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permits, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.”
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

For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, the WFOE invested nil, nil and nil to Other Subsidiaries as capital injection, respectively. For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, Parent invested RMB20.9 million, nil, and nil to Other Subsidiaries, respectively. For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, Parent transferred nil, nil, and RMB3.5 million to Other Subsidiaries as repayment of working capital support, respectively.

For the year ended February 28, 2026, (i) our WFOE transferred RMB49.0 million to VIEs as working capital support; (ii) the VIEs paid RMB9.8 million to our WFOE as service fee in accordance with VIE agreements, paid RMB15.6 million to Other Subsidiaries as service fee and repaid working capital support of RMB32.4 million to WFOE; and (iii) our Other Subsidiaries transferred RMB 0.6 million to the VIEs as service fee. For the year ended February 28, 2025, (i) our WFOE transferred nil to Other Subsidiaries as working capital support, and RMB47.4 million to VIEs as working capital support (ii) the VIEs paid RMB6.0 million to our WFOE as service fee in accordance with VIE agreements, paid RMB8.6 million to Other Subsidiaries as service fee, repaid working capital support of RMB60.5 million to WFOE and RMB0.02 million to our Other Subsidiaries; and (iii) our Other Subsidiaries transferred RMB0.3 million to the VIEs as working capital support, and RMB2.0 million to WFOE as working capital support. For the year ended February 29, 2024, (i) our WFOE transferred RMB2.0 million to Other Subsidiaries as working capital support, and RMB23.5 million to VIEs also as working capital support; (ii) the VIEs paid RMB3.6 million to our WFOE as service fee in accordance with VIE agreements, paid RMB4.1 million to Other Subsidiaries as service fee, repayment of working capital support of RMB25.2 million to WFOE and RMB3.6 million to our Other Subsidiaries; (iii) our Other Subsidiaries transferred RMB4.0 million to the VIEs as working capital support; and (iv) Other Subsidiaries transferred RMB2.7 million to WFOE as repayment of working capital support. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent, our subsidiaries and the VIEs. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

	For the Year Ended February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	3,516	5,002	124,568	(7,641)	125,445
Cost of revenue(1)	—	—	(4,083)	(79,378)	3,510	(79,951)
Operating expenses(1)	(6,085)	(5,085)	(6,600)	(42,254)	5,260	(54,764)
Operating (loss) income	(6,085)	(1,569)	(5,681)	2,936	1,129	(9,270)
Subsidy income	—	4	610	114	—	728
Interest income, net	6,518	455	10	252	—	7,235
Realized gain in investments	3,207	—	—	—	—	3,207
Unrealized holding gain in investments	3,910	—	—	—	—	3,910
Other income (expenses), net	8	306	(75)	(1,673)	—	(1,434)
Impairment loss on long-term investments	—	—	—	(500)	—	(500)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(2,597)	—	—	—	2,597	—
Income (loss) before income taxes	4,961	(804)	(5,136)	1,129	3,726	3,876
Income tax expense	—	—	(412)	(689)	—	(1,101)
Net income (loss)	4,961	(804)	(5,548)	440	3,726	2,775
Less: Net loss attributable to noncontrolling interest	—	—	—	(2,186)	—	(2,186)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	4,961	(804)	(5,548)	2,626	3,726	4,961

	For the Year Ended February 28, 2025
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	8,323	11,647	250,528	(19,422)	251,076
Cost of revenue(1)	—	—	(6,637)	(197,304)	—	(203,941)
Operating expenses(1)	(2,209)	(6,623)	(8,589)	(65,469)	20,016	(62,874)
Operating (loss) income	(2,209)	1,700	(3,579)	(12,245)	594	(15,739)
Subsidy income	—	4	604	805	—	1,413
Interest income (expense), net	15,712	1,218	7	(737)	—	16,200
Realized loss in investments	(3,062)	—	—	—	—	(3,062)
Unrealized holding gain in investments	2,022	—	—	—	—	2,022
Other income (expenses), net	62	630	9	(846)	(594)	(739)
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	(11,724)	—	—	—	11,724	—
Income (loss) before income taxes	801	3,552	(2,959)	(13,023)	11,724	95
Income tax expense	—	—	—	(722)	—	(722)
Net income (loss)	801	3,552	(2,959)	(13,745)	11,724	(627)
Less: Net loss attributable to noncontrolling interest	—	—	—	(1,428)	—	(1,428)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	801	3,552	(2,959)	(12,317)	11,724	801

	For the Year Ended February 28, 2026
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue(1)	—	9,970	13,388	259,520	(28,434)	254,444
Cost of revenue(1)	—	—	(7,660)	(190,182)	9,051	(188,791)
Operating expenses(1)	(4,822)	(6,650)	(8,463)	(58,364)	19,383	(58,916)
Operating (loss) income	(4,822)	3,320	(2,735)	10,974	—	6,737
Subsidy income	—	2	16	173	—	191
Interest income (expense), net	7,535	989	3	(2,521)	—	6,006
Realized gain in investments	3,938	—	—	—	—	3,938
Unrealized holding income in investments	2,438	—	—	—	—	2,438
Investment income	—	1,224	—	—	—	1,224
Other (expenses) income, net	(15)	(341)	—	737	—	381
Gains from deregistration of subsidiaries	—	—	—	8,811	—	8,811
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries(2)	21,713	—	—	—	(21,713)	—
Income (loss) before income taxes	30,787	5,194	(2,716)	18,174	(21,713)	29,726
Income tax expense	—	—	(11)	(624)	—	(635)
Net income (loss)	30,787	5,194	(2,727)	17,550	(21,713)	29,091
Less: Net loss attributable to noncontrolling interest	—	—	—	(1,696)	—	(1,696)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	30,787	5,194	(2,727)	19,246	(21,713)	30,787

(1)
The eliminations are mainly related to the service fees charged by our WFOE to the VIEs, and other subsidiaries to the VIEs.
(2)
The eliminations are mainly related to the investment gain (loss) picked up from our subsidiaries and the VIEs.

The following tables present the summary balance sheets data for the VIEs and other entities as of the dates presented.

	As of February 28, 2025
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Current assets
Cash and cash equivalents	102,743	48,707	8,773	50,548	—	210,771
Restricted cash, current	—	—	—	496	—	496
Short-term investments	—	13,905	—	—	—	13,905
Short-term investments under fair value	37,953	—	—	—	—	37,953
Long-term investments under fair value, current	3,584	—	—	—	—	3,584
Amounts due from Four Seasons Group Companies(1)	1,460	38,823	43,827	—	(84,110)	—
Other current assets	2,858	1,753	594	25,064	—	30,269
Total current assets	148,598	103,188	53,194	76,108	(84,110)	296,978
Non-current assets
Restricted cash, non-current	127,449	—	—	579	—	128,028
Investments in subsidiaries and consolidated VIEs(2)	117,724	300	103,700	—	(221,724)	—
Long-term investments, net	—	36,000	—	—	—	36,000
Long-term investment under fair value	99,571	—	—	—	—	99,571
Other non-current assets	—	1,708	—	168,857	—	170,565
Total non-current assets	344,744	38,008	103,700	169,436	(221,724)	434,164
Total assets	493,342	141,196	156,894	245,544	(305,834)	731,142
Accrued expenses and other current liabilities	1,043	774	1,718	68,353	—	71,888
Amounts due to Four Seasons group companies(1)	36,432	25,654	9,540	12,484	(84,110)	—
Long-term borrowings	—	—	—	82,134	—	82,134
Other liabilities	1,256	4,249	413	66,049	—	71,967
Total liabilities	38,731	30,677	11,671	229,020	(84,110)	225,989
Total equity	454,611	110,519	145,223	16,524	(221,724)	505,153

	As of February 28, 2026
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Current assets
Cash and cash equivalents	15,357	23,364	10,927	86,533	—	136,181
Short-term investments under fair value	70,256	18,000	—	—	—	88,256
Long-term investments under fair value, current	6,952	—	—	—	—	6,952
Amounts due from Four Seasons Group Companies(1)	1,409	37,288	37,075	—	(75,772)	—
Other current assets	1,092	1,705	735	17,421	—	20,953
Total current assets	95,066	80,357	48,737	103,954	(75,772)	252,342
Non-current assets
Restricted cash, non-current	130,363	—	—	—	—	130,363
Investments in subsidiaries and consolidated VIEs(2)	137,974	300	103,700	—	(241,974)	—
Long-term investments, net	—	45,000	—	—	—	45,000
Long-term investment under fair value	143,886	—	—	—	—	143,886
Other non-current assets	—	718	—	167,188	—	167,906
Total non-current assets	412,223	46,018	103,700	167,188	(241,974)	487,155
Total assets	507,289	126,375	152,437	271,142	(317,746)	739,497
Accrued expenses and other current liabilities	653	958	1,655	57,118	—	60,384
Amounts due to Four Seasons Group Companies(1)	31,799	6,440	9,343	28,190	(75,772)	—
Long-term borrowings, current	—	—	—	9,000	—	9,000
Long-term borrowings, non-current	—	—	—	81,000	—	81,000
Other liabilities	1,208	3,265	408	69,450	—	74,331
Total liabilities	33,660	10,663	11,406	244,758	(75,772)	224,715
Total equity	473,629	115,712	141,031	26,384	(241,974)	514,782

(1)
The eliminations are mainly related to the unpaid balance of service fees between our WFOE and the VIEs, as well as other interest-free advances from/to the VIEs.
(2)
The eliminations are mainly related to the investments in subsidiaries and the VIEs.

	For the Year Ended February 29, 2024
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	931	(144)	(4,122)	19,891	—	16,556
Net cash provided by (used in) investing activities(1)	131,070	(1,216)	(53,716)	(2,270)	(2,387)	71,481
Net cash provided by (used in) financing activities(1)	1,129	—	38,946	(1,194)	2,387	41,268
Effect of exchange rate changes	(4,117)	—	—	—	—	(4,117)
Net increase (decrease) in cash, cash equivalents and restricted cash	129,013	(1,360)	(18,892)	16,427	—	125,188
Cash and cash equivalents and restricted cash at beginning of the year	65,987	28,138	41,670	41,263	—	177,058
Cash and cash equivalents and restricted cash at end of the year	195,000	26,778	22,778	57,690	—	302,246

	For the Year Ended February 28, 2025
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	8,955	1,759	(11,705)	20,996	—	20,005
Net cash provided by (used in) investing activities(1)	54,141	20,170	—	(56,747)	(15,039)	2,525
Net cash (used in) provided by financing activities(1)	(30,056)	—	(2,300)	29,684	15,039	12,367
Effect of exchange rate changes	2,152	—	—	—	—	2,152
Net increase (decrease) in cash, cash equivalents and restricted cash	35,192	21,929	(14,005)	(6,067)	—	37,049
Cash and cash equivalents and restricted cash at beginning of the year	195,000	26,778	22,778	57,690	—	302,246
Cash and cash equivalents and restricted cash at end of the year	230,192	48,707	8,773	51,623	—	339,295

	For the Year Ended February 28, 2026
			Other
	Four Seasons	WFOE	Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	9,058	5,225	(1,230)	16,976	—	30,029
Net cash used in investing activities(1)	(89,947)	(62,663)	—	(56,568)	101,097	(108,081)
Net cash provided by financing activities(1)	78	32,095	3,484	74,502	(101,097)	9,062
Effect of exchange rate changes	(3,661)	—	(100)	—	—	(3,761)
Net (decrease) increase in cash, cash equivalents and restricted cash	(84,472)	(25,343)	2,154	34,910	—	(72,751)
Cash and cash equivalents and restricted cash at beginning of the year	230,192	48,707	8,773	51,623	—	339,295
Cash and cash equivalents and restricted cash at end of the year	145,720	23,364	10,927	86,533	—	266,544

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

Under PRC laws and regulations, we are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to operate our current business.

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

Our faculty is critical to maintaining the quality of our services and products and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014 and revised in 2018, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ most of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in learner demands and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our business development while maintaining consistently high teaching quality in the different markets we serve. In addition, PRC laws and regulations require teachers to have requisite licenses and qualifications if they teach academic or non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses or relevant qualifications on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. A shortage of qualified teachers or a decline in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

We constantly update and improve our learning services as well as learning technology and content solutions to meet market demand for learners, customers and educational institutions. Since certain of our current business, such as tourism services, have a relatively limited operating history, we cannot assure you that such business will turn out to be successful in the long term.

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

The success of our business largely depends on our ability to deliver a satisfactory learning experience. For instance, our enrichment learning programs may fail to arouse or maintain a learner’s interests in the subject, fail to improve a learner’s capacity and a learner may perform below expectations even after using our services, or fail to continually update and enhance our learning materials and teaching methods to accommodate the ever-changing admission and assessment processes. A learner’s learning experience may also suffer if his or her interaction with our teachers does not meet expectations. If a significant number of learners fail to become interested in the subject or fail to improve their capabilities after using our services or if they are not satisfied with our service or their learning experiences, they may decide not to purchase our services or solutions again, and our business, financial condition, results of operations and reputation would be adversely affected.

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
•
we do not maintain consistent quality for learning services and products;
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

Our revenue increased from RMB125.4 million in the 2024 fiscal year to RMB251.1 million in the 2025 fiscal year, and further to RMB254.4 million (US$37.1 million) in the 2026 fiscal year. We recorded net income of RMB2.8 million in the 2024 fiscal year, net loss of RMB0.6 million in the 2025 fiscal year, and net income of RMB29.1 million (US$4.2 million) in fiscal year 2026. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, our past results may not be indicative of future performance because of any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service industry in the PRC, changes in spending on private education, our ability to control cost of revenue and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance. Furthermore, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of COVID-19, monkeypox, H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. We have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster, health epidemics or other extraordinary event, other than the negative impact of COVID-19 on our business operations in the past. However, any such occurrence in any of the cities in which we have major operations could cause us to temporary close our learning centers, affect our abilities to manage learning centers, acquire and retain customers and recruit talents, or result in supply chain shortages or logistics disruptions, and our learner attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our independent directors, executive officers and employees in the past under our 2015 Share Incentive Plan, 2017 Share Incentive Plan and 2025 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of May 31, 2026, holders of our outstanding options were entitled to purchase a total of 1,256,350 ordinary shares. As a result, we incurred share-based compensation expense of RMB1.7 million (US$0.2 million) in the 2026 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As discussed in our Annual Report on Form 20-F for the year ended February 28, 2025, our management concluded that there was a material weakness in our internal control over financial reporting, that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP. Following the identification of the material weakness, we have taken measures to remediate the material weakness including but not limited to: (a) refining the relevant controls caliber and incorporate enhanced communication and documentation procedures for preparation of financial statements and (b) implementing additional supervision and review activities by qualified personnel and the development and use of checklists to assist in the financial reporting processes. During the fiscal year ended February 28, 2026, we have completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of February 28, 2026, the prior year’s material weakness has been remediated. See “Item 15. Controls and Procedures — Changes in Internal Control over Financial Reporting.”

However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future. Our failure to maintain an effective system of internal control could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contribute to 36.7% of our total assets as of February 28, 2026. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

The revenue contribution of the VIEs entities has historically accounted for 99.3%, 99.8% and 99.9% of our consolidated revenue for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs and our learning centers. Any failure by the VIEs and the learning centers controlled and held by the VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

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

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, the VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this annual report, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB253.6 million (US$37.0 million) to Shanghai Fuxi and an estimated maximum of approximately RMB520.0 million (US$75.8 million) to the VIEs.

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

The global macroeconomic environment is facing challenges. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face risks related to natural and other disasters and other extraordinary events, which could significantly disrupt our operations.” The PRC economy has shown slower growth compared to the previous decade since 2012 and whether this slowdown will continue is still unknown. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Our auditor, Marcum Asia CPAs LLP, or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended February 28, 2026 after we file our annual report on Form 20-F for such fiscal year.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The total number of ordinary shares outstanding as of February 28, 2026 was 22,614,376. The ADSs sold in our initial public offering will be freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain major holders of our ordinary shares have the right to request us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

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

We believe that we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended February 28, 2026, and we may be a PFIC for our current taxable year, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that we were a “passive foreign investment company” for United States federal income tax purposes (a “PFIC”) for our taxable year ended February 28, 2026 and we may be a PFIC for our current taxable year. We will be a PFIC for United States federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year, we cannot assure you that we will or will not be a PFIC for the current or any future taxable year. Such determination may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

Because we believe that we were a PFIC for our taxable year ended February 28, 2026, certain adverse United States federal income tax consequences could apply to United States Holders (as defined in “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations”) with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw such ordinary shares and become the registered holder of such ordinary shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days.

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

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing study camp and learning trip. This expansion aligns with our broader vision of integrating education with travel, leveraging the increasing demand for immersive and interactive learning experiences. In compliance with regulatory policies promulgated in 2021, we ceased offering the K-9 Academic AST Services in mainland China at the end of the same year. We have since realigned our business focus towards enrichment learning services, tourism services, as well as learning technology and content solutions to capture evolving customer needs. We are hosting a series of study camps, learning trips and interest-oriented classes, and have continued to integrate technology with learning, promote industry innovation, and lead industry development from our inception.

Our revenue was RMB254.4 million (US$37.1 million) in the 2026 fiscal year, compared with RMB251.1 million in the 2025 fiscal year, and RMB125.4 million in the 2024 fiscal year. In the 2026 fiscal year, we recorded a net income of RMB29.1 million (US$4.2 million), compared with the net loss of RMB0.6 million in the 2025 fiscal year and net income of RMB2.8 million in the 2024 fiscal year. Our adjusted net income, which excludes share-based compensation expenses, unrealized holding gain in investments, and impairment loss on long-lived assets (net of tax effect), was RMB28.3 million (US$4.1 million) in the 2026 fiscal year, compared with adjusted net income of RMB2.4 million in the 2025 fiscal year and adjusted net income of RMB5.7 million in the 2024 fiscal year. For a detailed description of adjusted net income (loss), please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-GAAP Measures.”

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

As we continue to expand our enrichment learning program offerings, we remain committed to providing our learners with a holistic educational experience that goes beyond the confines of traditional academic subjects. By nurturing their diverse interests and capabilities, we aim to empower them to become well-rounded, adaptable, and intellectually curious individuals, poised to thrive in an ever-evolving global landscape.

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

Our study camp operations and constructions have experienced steady progress, both in terms of facility enhancements and geographic expansion. Our new study camp site in Jiangxi province has officially opened in 2025. By leveraging cutting-edge technologies and forging strategic collaborations, we aim to elevate this camp as a pioneering model for immersive, technology-enabled learning.

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

Numerous well-known K-12 schools and institutions have invited us to deliver our proprietary courses to their students since our inception. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including Sudoku, Bridge, and Mathematics Magic House module, which consists of math stories and games, and our logic thinking module.

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

Our Faculty

We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers is 95 as of February 28, 2026. As of February 28, 2026, approximately 91% of our teachers had bachelor’s degrees and above.

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

All of our teachers are required to attend our on-the-job training programs to ensure their familiarity with our latest learning content and our software and facilities. We design and implement in-house training programs for our teachers, which consist of courses on specific subjects and teaching techniques. Each teacher participates in an orientation training session when first joining us, as well as training programs in each subsequent year. In addition, we continuously monitor our teachers’ mastery of their subject matter, teaching skills, and communication abilities. We have implemented a multi-tiered and competitive compensation system for our faculty members, and through a stringent internal review process, our faculty members can be promoted to higher tiers based on a comprehensive evaluation of their teaching effectiveness and their delivery of teaching services, including their patience in answering learner questions and proactiveness in following up on learners’ needs.

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

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary learning content materials. We have copyrights for our original content materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks, domain names and patents. As of February 28, 2026, we had 20 registered trademarks, 21 copyrights (including 9 works copyrights and 12 software copyrights), 13 registered patents. In addition, as of February 28, 2026, we have registered 31 domain names, including sijiedu.com.

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

Regulations on After-school Tutoring Institutions and Online Training

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

In order to continuously regulate after-school tutoring, and effectively alleviate the burden of excessive homework and the burden of after-school tutoring on students in compulsory education, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which among other things requires that: (i) no new approvals shall be granted to Academic AST Institutions, including online Academic AST Institutions; (ii) all existing Academic AST Institutions, including online Academic AST Institutions are required to convert themselves into non-profit institutions; (iii) an approval mechanism will be adopted to replace the filing mechanism applicable to online Academic AST Institutions, and all existing online Academic AST Institutions are subject to examination before being granted with private school operating permits. On August 24, 2021, the General Office of the MCA issued the Notice on Further Strengthening the Registration Management of After-School Tutoring Institutions, which reiterates that existing online Academic AST Institutions are required to convert themselves into non-profit institutions under the Double Alleviating Opinions. On September 10, 2021, the General Office of MOE, together with other five governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic AST Institutions, which reiterates the requirements to adopt approval mechanism with regard to the existing online Academic AST Institutions previously filed with competent authorities under the Double Alleviating Opinions and further requires that the online AST Institution shall: (i) establish physical offices and tutoring premise within the location where it is registered; (ii) own or lease performance-reliable server within mainland China; (iii) be in compliance with Cyber Security Law and Data Security Law and adopt grade three or higher cyber security protection standard. Moreover, the service provider of education app shall establish data protection mechanism with regard to collection, storage, transmission, and use of personal information and education apps operated by online Academic AST Institutions which store personal information of more than one million people shall pass the impact assessment, certification, or compliance audit on personal information protection.

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

Regulations on Anti-Monopoly and Unfair Competition

The Anti-unfair Competition Law of the PRC promulgated by the SCNPC on September 2, 1993, which was last amended on June 27, 2025 and became effective on October 15, 2025, stipulates that unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions set forth therein in its production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity, as well as laws and business ethics during production and operating activities.

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

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective in June 2017 and last amended on October 28, 2025 with effect from January 1, 2026, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On October 28, 2025, the SCNPC amended the PRC Cyber Security Law, which became effective on January 1, 2026, to significantly enhance the legal liabilities of network operators and critical information infrastructure operators, among other changes.

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

Regulations on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law (2008), as last amended from time to time, applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate.

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

C. Organizational Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, the VIEs and their shareholders as of May 31, 2026:

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

(4) 8 companies that operate in the fields including educational tourism and planning, enrichment learning services, faculty training, investment management, and management consulting.

(5) 19 companies that operate in the fields including educational technology, tourism, education-related services, study trip development, culture development, corporate management, and publications.

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

In the opinion of Fangda Partners, our PRC counsel, save for the uncertainties disclosed in this annual report:

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

Furthermore, if the VIEs and their shareholders fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over the VIEs, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2024, 2025 and 2026 fiscal years, substantially all of our revenue was derived from the operations of the VIEs. We rely on dividends and other distributions paid to us by our WFOE, Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenue of Shanghai Fuxi and the VIEs. In the 2026 fiscal year, Shanghai Fuxi received service fees of RMB9.8 million (US$1.4 million) from the VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations and launching new programs, our WFOE may receive service fees from the VIEs or make distributions to us in the future.

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

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China. We lease our headquarters, which occupies approximately 1,083 square meters.

Our education service operations were conducted through a combination of leased and owned properties in China. We lease learning centers with an aggregate of approximately 5,300 square meters throughout China as of the date of this annual report, with most lease terms ranging from one to five years. In addition, we acquired land use right of a parcel for approximately 9,499 square meters, and land use right of a property for approximately 5,655.6 square meters, in Tongling, Anhui on August 1, 2020, as capital contribution of certain shareholders with a consideration of RMB3.2 million and RMB8.5 million, respectively.

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

A. Operating Results

Overview

We are dedicated to providing diversified learning solutions in China. Since our inception in 2007, we have witnessed tremendous developments in China’s learning industry and continued to upgrade our business strategies to capture the new opportunities brought by technology advance and evolving learning needs.

We started our business initially focusing on math education for elementary school students in Shanghai, from where we actively seeking to expand during the past years.

We always keep a keen prospective for the evolving and developing industry. In addition to the course offerings that target improving learners and customers’ academic performance, we also began to expand our offerings by introducing study camp and learning trip in the recent years. This expansion aligns with our broader vision of integrating education with travel, leveraging the increasing demand for immersive and interactive learning experiences. In compliance with regulatory policies promulgated in 2021, we ceased offering the K-9 Academic AST Services in mainland China at the end of 2021. We have since realigned our business focus towards learning services, tourism services, as well as learning technology and content solutions to capture evolving customer needs. We are hosting a series of study camps, learning trips and interest-oriented classes, and have continued to integrate technology with learning, promote industry innovation, and lead industry development form our inception.

We have shifted, and will continue to, shift our focus towards enrichment educational products and services, and explore other business opportunities by leveraging our educational resources accumulated over our operating history. Our revenue was RMB125.4 million in the 2024 fiscal year, RMB251.1 million in the 2025 fiscal year and RMB254.4 million (US$37.1 million) in the 2026 fiscal year, respectively. We recorded net income of RMB2.8 million in the 2024 fiscal year, net loss of RMB0.6 million in the 2025 fiscal year and net income of RMB29.1 million (US$4.2 million) in the 2026 fiscal year. Our adjusted net income, which exclude share-based compensation expenses, unrealized holding gain in investments and impairment loss on long-lived assets (net of tax effect), was RMB5.7 million in the 2024 fiscal year, RMB2.4 million in the 2025 fiscal year, and RMB28.3 million (US$4.1 million) in the 2026 fiscal year, respectively.

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

Learning Services. The performance of learning services hinges on the relevance and quality of the course content, the expertise and reputation of our instructors, and the effectiveness of our marketing and student recruitment efforts. Staying attuned to evolving customer demands and industry trends is crucial to ensuring the sustained competitiveness of our enrichment learning programs. Continuously investing in recruiting and retaining top-tier instructors, enhancing our curriculum design, and improving the technological infrastructure supporting our tutoring services are critical to driving enrollment and retention in this business segment. Maintaining the trust and satisfaction of students and parents is paramount for the success of our enrichment learning program offerings.

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

Our ability to manage costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. Talent compensation is critical in ensuring development and delivery of high-quality products, contents and services. We offer competitive remuneration packages to attract and retain qualified personnel and expect to continue to do so in the future. Other important components of our costs and expenses include rental and operating expenses for our learning centers and study camps, as well as tourism related costs, such as transportation and accommodation expenses. As we continue to develop and expand our business, we expect our total costs and expenses will further increase, which is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

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

Key Components of Results of Operations

Revenue

In the fiscal years ended February 29, 2024, February 28, 2025 and 2026, we generated total net revenues of RMB125.4 million, RMB251.1 million and RMB254.4 million (US$37.1 million), respectively.

The primary sources of our revenues included: (i) learning services, mainly enrichment learning services, (ii) tourism services, offers customized tourism services to travel agencies, corporate customers, and individuals, including but not limited to services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement and (iii) learning technology and content solutions, mainly include course design and development services, digital learning system, student management platform and promotional assistance for educational institutions and K-12 schools, staff outsourcing services, etc.. The table below sets forth a breakdown of our revenue for the periods indicated (net of VAT and related surcharges).

	For the Years Ended
	February 29,		February 28,		February 28,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Learning services	65,842	52.5	108,047	43.0	130,805	19,074	51.4
Tourism services	51,880	41.4	138,295	55.1	118,365	17,260	46.5
Learning Technology and content solutions	7,978	6.4	5,174	2.1	5,560	811	2.2
Less: sales tax	255	0.3	440	0.2	286	43	0.1
Total	125,445	100.0	251,076	100.0	254,444	37,102	100.0

Cost of Revenue

Our cost of revenue primarily consists of (i) tourism services related expense, which primarily consist of tour travel expense, accommodation expense and transportation expenditures, (ii) staff costs, which primarily consist of teaching salaries and other benefits for the teachers and related service providing staff, (iii) rental, utilities and maintenance costs for the learning centers, and (iv) depreciation of study camps and leasehold improvement of learning centers. Our cost of revenue as a percentage of net revenues were 63.7%, 81.2% and 74.2% for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively. The table below sets forth a breakdown of our cost of revenue for the periods indicated:

	For the Years Ended
	February 29,		February 28,		February 28,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Tourism service related expense	45,786	57.3	131,482	64.5	108,517	15,824	57.5
Staff costs	23,853	29.8	40,072	19.6	49,433	7,208	26.2
Rental, utilities and maintenance costs	457	0.6	5,121	2.5	10,101	1,473	5.4
Depreciation and amortization	2,167	2.7	2,161	1.1	5,625	820	3.0
Other expenses	7,688	9.6	25,105	12.3	15,115	2,204	7.9
Total	79,951	100.0	203,941	100.0	188,791	27,529	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Years Ended
	February 29,		February 28,		February 28,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	44,337	81.0	48,849	77.7	48,420	7,060	82.2
Sales and marketing expenses	6,753	12.3	14,025	22.3	10,496	1,530	17.8
Impairment loss on other long-lived assets	3,674	6.7	—	—	—	—	—
Total	54,764	100.0	62,874	100.0	58,916	8,590	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) cost of third-party professional services, and (iv) share-based compensation expenses for our administrative personnel. Our general and administrative expense as a percentage of net revenues were 35.4%, 19.5% and 19.0% for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. Our selling and marketing expenses as a percentage of net revenues were 5.4%, 5.6% and 4.1% for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.

Taxation

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2024, February 28, 2025 and 2026.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended February 29, 2024, February 28, 2025 and 2026, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

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

For the year ended February 28, 2026, we identified no critical accounting estimates in the preparation of our financial statements.

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

	For the Years Ended
	February 29,		February 28,		February 28,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenue
--Revenue from third parties	123,076	98.1	250,656	99.8	254,430	37,100	100.0
--Revenue from related parties	2,369	1.9	420	0.2	14	2	-
Total Revenue	125,445	100.0	251,076	100.0	254,444	37,102	100.0
--Cost of revenue from third parties	(75,442)	(60.1)	(184,716)	(73.5)	(180,795)	(26,363)	(71.1)
--Cost of revenue from related parties	(4,509)	(3.6)	(19,225)	(7.7)	(7,996)	(1,166)	(3.1)
Cost of revenue	(79,951)	(63.7)	(203,941)	(81.2)	(188,791)	(27,529)	(74.2)
Gross profit	45,494	36.3	47,135	18.8	65,653	9,573	25.8
Operating expenses
General and administrative expenses	(44,337)	(35.4)	(48,849)	(19.5)	(48,420)	(7,060)	(19.0)
Sales and marketing expenses	(6,753)	(5.4)	(14,025)	(5.6)	(10,496)	(1,530)	(4.1)
Impairment loss on other long-lived assets	(3,674)	(2.9)	—	—	—	—	—
Operating (loss) income	(9,270)	(7.4)	(15,739)	(6.3)	6,737	983	2.7
Subsidy income	728	0.6	1,413	0.6	191	28	0.1
Interest income, net	7,235	5.8	16,200	6.5	6,006	876	2.3
Realized gain (loss) in investments	3,207	2.6	(3,062)	(1.2)	3,938	574	1.5
Unrealized holding gain in investments	3,910	3.1	2,022	0.8	2,438	356	1.0
Other (expenses) income, net	(1,434)	(1.2)	(739)	(0.4)	381	55	0.1
Investment income	—	—	—	—	1,224	177	0.5
Gains from deregistration of subsidiaries	—	—	—	—	8,811	1,284	3.5
Impairment loss on long-term investments	(500)	(0.5)	—	—	—	—	—
Income before income taxes	3,876	3.0	95	(0.0)	29,726	4,333	11.7
Income tax expense	(1,101)	(0.9)	(722)	(0.2)	(635)	(93)	(0.1)
Net income (loss)	2,775	2.1	(627)	(0.2)	29,091	4,240	11.6

Year Ended February 28, 2026 Compared to Year Ended February 28, 2025

Revenue

Our total revenue increased by 1.3% to RMB254.4 million (US$37.1 million) in the 2026 fiscal year from RMB251.1 million in the 2025 fiscal year, mainly driven by the growth in our learning services due to our business expansion effort and partially offset by the decrease in tourism services.

Cost of Revenue

Our total cost of revenue decreased by 7.4% from RMB203.9 million in the 2025 fiscal year to RMB188.8 million (US$27.5 million) in the 2026 fiscal year, primarily attributable to the decreases in costs related to our tourism services and partly offset by the increase in costs related to our learning services.

Gross Profit

As a result of the foregoing, our gross profit was RMB65.7 million (US$9.6 million) in the 2026 fiscal year, compared with RMB47.1 million in the 2025 fiscal year. Our gross margin was 18.8% and 25.8% in the 2025 and 2026 fiscal year, respectively. Our gross margin was 18.8% and 25.8% in the 2025 and 2026 fiscal year, respectively. The increase in gross profit was mainly driven by the growth in our learning services which had higher gross profit ratio.

General and Administrative Expenses

Our general and administrative expenses decreased by 0.9% from RMB48.8 million in the 2025 fiscal year to RMB48.4 million (US$7.1 million) in the 2026 fiscal year.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 25.2% from RMB14.0 million in the 2025 fiscal year to RMB10.5 million (US$1.5 million) in the 2026 fiscal year, mainly because of the decrease in labor costs and advertising expenses.

Non-Operating Income (Expense)

Our non-operating income (expense) was composed of gains from deregistration of subsidiaries, interest income, net, realized gain (loss) in investments, unrealized holding gain in investments, investment income, other (expense) income, net and subsidy income. Our non-operating income increased by 45.2% from RMB15.8 million in the 2025 fiscal year to RMB23.0 million (US$3.4 million) in the 2026 fiscal year, mainly attributable by gains from deregistration of subsidiaries and increase in realized gain in investments, partially offset by decrease in interest income, net.

Income Before Income Taxes

As a result of the foregoing, our income before income taxes was RMB29.7 million (US$4.3 million) in the 2026 fiscal year, compared to RMB0.1 million in the 2025 fiscal year.

Income tax expense

Our income tax expense was RMB0.6 million (US$0.1 million) in the 2026 fiscal year, compared to RMB0.7 million in the 2025 fiscal year.

Net Income (Loss)

As a result of the foregoing, we recorded net income of RMB29.1 million (US$4.2 million) in the 2026 fiscal year, compared to the net loss of RMB0.6 million in the 2025 fiscal year.

Year Ended February 28, 2025 Compared to Year Ended February 29, 2024

Revenue

Our total revenue increased by 100.1% to RMB251.1 million in the 2025 fiscal year from RMB125.4 million in the 2024 fiscal year, mainly driven by the rapid growth in our tourism and learning services due to our business expansion effort.

Cost of Revenue

Our total cost of revenue increased by 155.1% from RMB80.0 million in the 2024 fiscal year to RMB203.9 million in the 2025 fiscal year, primarily attributable to the increases in costs related to our tourism services, and in staff costs and learning centers operation costs of our learning services.

Gross Profit

As a result of the foregoing, our gross profit was RMB47.1 million in the 2025 fiscal year, compared with RMB45.5 million in the 2024 fiscal year. Our gross margin was 36.3% and 18.8% in the 2024 and 2025 fiscal year, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 10.2% from RMB44.3 million in the 2024 fiscal year to RMB48.8 million in the 2025 fiscal year primarily due to increases in staff costs driven by the increased headcount of our administrative personnel to support our tourism services expansion and increased share-based compensation expenses as we newly granted share option and modified the exercise price of several previous share options.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 107.7% from RMB6.8 million in the 2024 fiscal year to RMB14.0 million in the 2025 fiscal year as we expanded headcounts of sales team to support our tourism service development and enhanced our marketing activities to expand our customer base of tourism services and enrichment learning services.

Non-Operating Income (Expense)

Our non-operating income (expense) was composed of interest income, net, realized gain (loss) in investments, unrealized holding gain in investments, impairment loss on long-term investments, subsidy income and other (expense) income, net. Our non-operating income (expense) increased by 20.4% from RMB13.1 million in the 2024 fiscal year to RMB15.8 million in the 2025 fiscal year, mainly attributable by increase in interest income and partially offset by increase in realized loss in investments.

Income Before Income Taxes

As a result of the foregoing, our income before income taxes was RMB0.1 million (US$0.01 million) in the 2025 fiscal year, compared to RMB3.9 million in the 2024 fiscal year.

Income tax expense

Our income tax expense decreased by 34.4% from RMB1.1 million in the 2024 fiscal year to RMB0.7 million in the 2025 fiscal year.

Net Income (Loss)

As a result of the foregoing, we recorded net loss of RMB0.6 million in the 2025 fiscal year, compared to the net income of RMB2.8 million in the 2024 fiscal year.

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

The table below sets forth a reconciliation of our net income (loss) to adjusted net income for the periods indicated:

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	2,775	(627)	29,091	4,240
Add: share-based compensation expenses (net of tax effect of nil)	3,122	5,026	1,651	241
Add: Unrealized holding gain in investments (net of tax effect of nil)	(3,910)	(2,022)	(2,438)	(356)
Add: impairment loss on long-lived assets (net of tax effect of nil)	3,674	—	—	—
Adjusted net income (non-GAAP)	5,661	2,377	28,304	4,125

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, net proceeds we received from our initial public offering, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 28, 2025 and 2026, we had RMB210.8 million and RMB136.2 million (US$19.9 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of three months or less when purchased and floating rate financial instruments which are unrestricted as to withdrawal or use. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities and net proceeds we received from our initial public offering. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the funds raised from financing activities, including the net proceeds we received from our initial public offering and fixed assets loan with China Merchants Bank. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiaries and the VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of the VIEs without considering the effect of elimination upon consolidation during the relevant period. As of February 28, 2026, total restricted net assets were RMB89.5 million (US$13.0 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	16,556	20,005	30,029	4,378
Net cash provided by (used in) investing activities	71,481	2,525	(108,081)	(15,761)
Net cash provided by financing activities	41,268	12,367	9,062	1,321
Effect of foreign exchange rate changes	(4,117)	2,152	(3,761)	(546)
Net increase (decrease) in cash and cash equivalents and restricted cash	125,188	37,049	(72,751)	(10,608)
Cash and cash equivalents and restricted cash at beginning of the year	177,058	302,246	339,295	49,475
Cash and cash equivalents and restricted cash at end of the year	302,246	339,295	266,544	38,867

Operating Activities

Net cash provided by operating activities amounted to RMB30.0 million (US$4.4 million) in the 2026 fiscal year. It reflected the net income of RMB29.1 million (US$4.2 million), primarily adjusted by: (i) amortization expense of right-of-use assets of RMB11.0 million (US$1.6 million), (ii) decrease in other receivables, deposits and other assets of RMB7.3 million (US$1.1 million), (iii) depreciation of property and equipment of RMB6.2 million (US$0.9 million), (iv) provision for credit losses of RMB 2.2 million (US$0.3 million), (v) increase in deferred revenue of RMB2.2 million (US$0.3 million), (vi) share-based compensation of RMB1.7 million (US$0.2 million) and (vii) decrease in amounts due from related parties of RMB0.6 million (US$0.1 million); partially offset by (i) decrease in accrued expenses and other current liabilities of RMB7.0 million (US$1.0 million), (ii) decrease in operating lease liabilities of RMB10.4 million (US$1.5 million), (iii) gains from deregistration of subsidiaries of RMB8.8 million (US$1.3 million), (iv) fair value changes of investments of RMB2.4 million (US$0.4 million), (v) increase in accounts receivable of RMB1.1 million (US$0.2 million) and (vi) increase in other non-current assets of RMB1.1 million (US$0.2 million).

Net cash provided by operating activities amounted to RMB20.0 million in the 2025 fiscal year. It reflected the net loss of RMB0.6 million, primarily adjusted by: (i) increase in deferred revenue of RMB9.9 million, (ii) amortization expense of right-of-use assets of RMB8.0 million, (iii) share-based compensation of RMB5.0 million, (iv) decrease in amount due from related parties of RMB4.5 million; (v) increase in accounts payable of RMB3.7 million; (vi) depreciation of property and equipment of RMB3.6 million; (vii) increase in accrued expenses and other current liabilities of RMB2.9 million; (viii) increase in amounts due to related parties of RMB2.1 million and (ix) decrease in accounts receivable of RMB1.2 million, partially offset by (i) increase in other receivables, deposits and other assets of RMB10.5 million, (ii) decrease in operating lease liabilities of RMB7.1 million and (iii) fair value changes of investments of RMB2.0 million and (iv) increase in other non-current assets of RMB1.4 million.

Net cash provided by operating activities amounted to RMB16.6 million in the 2024 fiscal year. It reflected the net income of RMB2.8 million, primarily adjusted by: (i) increase in deferred revenue of RMB10.4 million, (ii) amortization expense of right-of-use assets of RMB4.0 million, (iii) depreciation of property and equipment of RMB3.7 million, (iv) loss from property and equipment impairment of RMB3.7 million, (v) share-based compensation of RMB3.1 million, (vi) decrease in amount due from related parties of RMB2.9 million, (vii) increase in amount due to related parties of RMB1.1 million and (viii) increase in income tax payable of RMB1.0 million; partially offset by (i) increase in other receivables, deposits and other assets of RMB7.1 million, (ii) fair value changes of investments of RMB3.9 million, (iii) decrease in operating lease liabilities of RMB3.2 million and (iv) loss from deregistration of subsidiaries of RMB2.2 million.

Investing Activities

Net cash used in investing activities amounted to RMB108.1 million (US$15.8 million) in the 2026 fiscal year. This was primarily attributable to: (i) purchases of short-term investments under fair value of RMB553.5 million (US$80.7 million), (ii) purchases of long-term investments under fair value of RMB140.2 million (US$20.5 million), (iii) payments of long-term investments of RMB9 million (US$1.3 million) and (iv) purchase of property and equipment of RMB6.3 million (US$0.9 million); partially offset by proceeds from maturity of investments of RMB602.4 million (US$87.8 million).

Net cash provided by investing activities amounted to RMB2.5 million in the 2025 fiscal year. This was primarily attributable to proceeds from maturity of investments of RMB207.0 million, and offset by (i) purchases of long-term investments under fair value of RMB85.6 million, (ii) purchase of property and equipment of RMB57.3 million, (iii) purchases of short-term investments under fair value of RMB34.3 million, and (iv) purchase of short-term investments of RMB27.7 million.

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

Financing Activities

Net cash provided by financing activities amounted to RMB9.1 million (US$1.3 million) in the 2026 fiscal year. This was primarily attributable to (i) proceeds from long-term borrowings of RMB7.9 million (US$1.1 million) and (ii) capital contribution from non-controlling shareholders of RMB1.3 million (US$ 0.2 million).

Net cash provided by financing activities amounted to RMB12.4 million in the 2025 fiscal year. This was primarily attributable to (i) proceeds from bank loan of RMB42.1 million; net proceeds from option exercised of RMB4.8 million, and offset by dividends payments of RMB34.9 million.

Net cash provided by financing activities amounted to RMB41.3 million in the 2024 fiscal year. This was primarily attributable to proceeds from bank loan of RMB40.0 million and proceeds from related parties loans of RMB1.6 million.

In December, 2023, we entered into a fixed asset loan agreement with China Merchants Bank in the amount of RMB90 million. As of February 28, 2026, we had withdrawn RMB90.0 million (US$13.1 million) from the loan in China Merchants Bank Co., Ltd. Shanghai Branch with maturity date in December, 2030, including RMB1.3 million (US$0.2 million) with an effective interest rate of 3.60%, RMB61.3 million (US$8.9 million) with an effective interest rate of 3.40% and RMB19.5 million (US$2.8 million) with an effective interest rate of 3.35% and RMB 7.9 million (US$1.1 million) with an effective interest rate of 3.25%. Loan is uncommitted fully cash backed, with restricted cash amount of RMB129.5 (US$18.9) as of February 28, 2026.

Material Cash Requirements

Our material cash requirements as of February 28, 2026 primarily include our working capital needs, capital expenditures, long-term borrowing repayments, and lease obligations.

Our capital expenditures amounted to RMB56.6 million, RMB57.3 million and RMB2.2 million (US$0.3 million) in the 2024, 2025, 2026 fiscal year, respectively. Our capital expenditures were primarily related to construction and development of study camps and leasehold improvements.

The following table sets forth our contractual obligations as of February 28, 2026:

	Payment Due by Period
	Less Than					More than
	Total		1 Year	1-3 Years	3-5 years	5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations(1)	17,789	2,594	10,195	6,908	686	—
Long-term borrowing(2)	90,000	13,123	9,000	18,000	63,000	—
Total	107,789	15,717	19,195	24,908	63,686	—

(1) Represents obligations under lease agreements for our office premises.

(2) As of February 28, 2026, we had long-term borrowings amounted to RMB90 million (US$13.1 million) and are expected to be paid from June 25, 2026 to December 15, 2030.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2026.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by the VIEs. In the 2026 fiscal year, Shanghai Fuxi received service fees of RMB9.8 million (US$1.4 million) from the VIEs and did not distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our WFOE may receive service fees from the VIEs and we may rely on dividends from our WFOE and other PRC subsidiaries for our cash needs in the future. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenue in the PRC. The VIEs in the PRC contributed 99.3%, 99.8% and 99.9% of our consolidated revenue for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

Our assets are located in the Cayman Islands, the PRC and Hong Kong. As of February 28, 2026, 49.7% of our total assets were located in the PRC, 49.8% of our total assets were located in the Cayman Islands and 0.5% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) the VIEs in the PRC for the periods indicated as a percentage of total assets:

	Assets
	For the Years Ended
	February 28,	February 28,
	2025	2026
Our Company and our subsidiaries
Four Seasons Education Cayman	51.2%	49.8%
Four Seasons Education HK and other subsidiaries	1.2%	1.5%
Shanghai Fuxi	14.0%	12.0%
Our variable interest entities	33.6%	36.7%
Total assets	100.0%	100.0%

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

Intellectual Property

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peiqing Tian	64	Chairman
Yi Zuo	51	Director and Chief Executive Officer
Shaoqing Jiang	52	Director
Zongwei Li	54	Independent Director
Bing Yuan	58	Independent Director

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

Zongwei Li has served as our independent director since November 2017. Mr. Li has served as chief financial officer of Linmon Media Limited since November 2022, a drama producing and distributing company listed on the Hong Kong Stock Exchange. He served as a managing director of Sailing Capital, a private equity fund, from June 2014 to March 2019. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li served as an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange, from 2016 to 2023. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a nonpracticing certified member of China institute of Certified Public Accountants. His business address is 31/F, SUHE Center, 99 North Shanxi Road, Shanghai 200085, PRC.

Bing Yuan has served as our independent director since July 2020. Mr. Yuan is a co-founder and managing partner of Rockets Capital, a China-based private equity firm focused on venture and growth stage investments in Smart EV industry value chain, clean energy and frontier technology areas. Prior to co-founding Rockets Capital, Mr. Yuan was the Chief Operating Officer of Hony Capital and a member of Hony Capital’s Executive Committee, responsible for its equity investment operations. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the Special Situation Group of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the Investment Banking Division at Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a Vice President with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focused on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan has assisted numerous prominent Chinese State-Owned Enterprises and private sector companies in completing their IPO, corporate finance and M&A transactions. Mr. Yuan has also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990, and received his master’s degree in International Relations in June 1993 and his Juris Doctorate’s degree in June 1998 from Yale University. His business address is No. 5 Shuguang Xili (Jia) Chaoyang District, Beijing 100028, PRC.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended February 28, 2026, we paid an aggregate of RMB4.6 million (US$0.7 million) in cash and benefits to our executive officers, and we paid US$0.1 million in compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain share incentive plans in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders. Our 2015 Share Incentive Plan expired in June 2025 and in accordance with its terms, such that no new awards may be granted although outstanding awards granted previously will remain governed by the plans.

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

On June 1, 2023, we modified the exercise price to US$2.0 for a total number of 1,155,000 share options previously granted to independent directors, executive officers and employees on July 3, 2018, June 30, 2019 and February 5, 2021. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB0.5 million, of which RMB0.4 million was recognized as compensation expenses during the year ended February 28, 2025. The remaining RMB0.1 million will be amortized over the remaining vesting period of the modified options.

On June 1, 2023, we granted 100,000 share options to employees at the weighted average grant date fair value of RMB17.75 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

On August 12, 2024, we granted 650,000 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB5.52 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of two or four years. We also modified the exercise price to RMB0.58 for a total number of 1,901,790 share options previously granted to independent directors, executive officers and employees. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB3.2 million, which was fully recognized as compensation expenses during the year ended February 28, 2025.

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

2025 Share Incentive Plan

In July 2025, we adopted our 2025 Share Incentive Plan, or the 2025 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have granted awards for 752,400 shares under the 2025 Plan.

On July 10, 2025, we granted 752,400 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB10.97 (US$1.60) per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of two years.

The following paragraphs summarize the terms of the 2025 Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors acts as the plan administrator. The board of directors or the committee may also delegate one or more members of our board of directors to grant or amend awards or take other administrative actions.

Types of Awards. The 2025 Plan authorizes the grant of options to purchase ordinary shares, the award of restricted shares and the award of restricted share units.

Award Agreements. Each award under the 2025 Plan shall be evidenced by an award agreement between the award recipient and our company, which may be any written notice, agreement, terms and conditions, contract or other instrument or document evidencing such award.

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

Term of Awards. Each award under the 2025 Plan shall vest or be exercised not more than 10 years after the date of grant unless extended by the plan administrator. Each share award is subject to earlier termination as set forth in the 2025 Plan. The award is only exercisable before the eligible individual’s termination of service with us, except as determined otherwise by the plan administrator or set forth in the award agreement.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in determining the individual vesting schedules and other restrictions applicable to the awards granted under the 2025 Plan. The vesting schedule is set forth in the award agreement.

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

Termination. The 2025 Plan shall expire on the tenth anniversary of the date when our board of directors adopted the 2025 Plan.

Amendment, Suspension or Termination. No amendment, modification or termination of the 2025 Plan shall, without the prior written consent of the award recipients, adversely affect in any material way any award that has been granted or awarded prior to such amendment, suspension or termination. Subject to the above, the plan administrator may at any time terminate, amend or modify the 2025 Plan, except where shareholder approval is required to comply with applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2025 Plan (other than any adjustment permitted under the 2025 Plan), or (ii) an extension of the term of the 2025 Plan or the exercise period for an option beyond ten years from the date of grant. To the extent permissible under the applicable laws, our board of directors may decide to follow home country practice not to seek shareholder approval for any amendment or modification of the 2025 Plan.

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

D. Employees

We had 190, 339 and 271 full-time employees as of February 29, 2024, February 28, 2025 and February 28, 2026, respectively. As of February 28, 2026, all of our full-time employees were located in China and 97 of whom were teachers. We generally enter into standard employment agreements with our full-time employees and remunerate our employees with basic salaries as well as performance-based bonuses. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work related injury, maternity and unemployment benefit plans.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our ordinary shares; and
•
each selling shareholder.

The calculations in the table below are based on 22,614,376 ordinary shares outstanding as of May 31, 2026, excluding 2,363,567 ordinary shares repurchased by the Company.

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

	Ordinary Shares Beneficially Owned
	Number*	Percent*
Directors and Executive Officers:
Peiqing Tian(1)	8,997,401	38.7
Yi Zuo(2)	1,469,942	6.5
Shaoqing Jiang	—	—
Zongwei Li(3)	72,500	0.3
Bing Yuan(4)	42,500	0.2
All directors and executive officers as a group	10,582,343	45.7
Principal Shareholders:
Peiqing Tian(1)	8,997,401	38.7
Chengwei Capital HK Limited(5)	3,133,333	13.9
Theodore Walker Cheng-De King(6)	2,638,000	11.7
Jun Guo(7)	2,100,000	9.3
Yi Zuo(2)	1,469,942	6.5

* In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

(1)
Consists of 8,372,401 ordinary shares held by Four Season Education Holdings Limited and 12,500 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Tian also includes 612,500 ordinary shares underlying options vested within 60 days after the date of May 31, 2026 held by Mr. Peiqing Tian. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.
(2)
Consists of 582,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company and 741,790 ordinary shares held in the form of ADSs, and 145,930 ordinary shares underlying options vested within 60 days after the date of May 31, 2026 held by Ms. Yi Zuo. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, PRC.

(3)
Consists of 10,000 ordinary shares held in the form of ADSs, and the shares beneficially held by Mr. Li also includes 62,500 ordinary shares underlying options vested within 60 days after the date of May 31, 2026 held by Mr. Zongwei Li. Mr. Zongwei Li’s business address is 31/F, SUHE Center, 99 North Shanxi Road, Shanghai 200085, PRC.
(4)
Consists of 42,500 ordinary shares underlying options vested within 60 days after the date of May 31, 2026 held by Mr. Bing Yuan. Mr. Bing Yuan’s business address is No. 5 Shuguang Xili (Jia)
Chaoyang District, Beijing 100028, P.R.China.
(5)
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
(6)
Consists of 2,638,000 ordinary shares held in the form of ADSs by Sutro Park Ltd., a British Virgin Islands company. Mr. Theodore Walker Cheng-De King is the sole shareholder of Sutro Park Ltd. Mr. King's business address is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.
(7)
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

As of May 31, 2026, the number of our ordinary shares issued and outstanding was 22,614,376, excluding 2,363,567 ordinary shares repurchased by the Company. Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States. Other than the depositary, we had no record shareholders in the United States as of February 28, 2026.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2026 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.” Other than under the 2015 Share Incentive Plan, the 2017 Share Incentive Plan and the 2025 Share Incentive Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

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

Contractual Arrangements with The VIEs, Their Shareholders and Us

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among the VIEs, Their Shareholders and Us.”

Transactions with Other Related Parties

Purchases of Services Provided by Related Parties

We purchased IT service and learning service for the online course from Shanghai Four Season Online School (“SHFSOS”), an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2024, 2025 and 2026 fiscal years, we entered into transactions of an aggregate of approximately RMB0.3 million, RMB6.6 million and nil, respectively, to purchase services from SHFSOS. We purchase resource usage service from Jiangxi Wuyuan Tourism Co., Ltd ("Wuyuan Tourism"), a non-controlling interest shareholder of us. For the 2024, 2025 and 2026 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB1.2 million and RMB0.8 million (US$0.1 million), respectively, to purchase services from Wuyuan Tourism. We also purchased comprehensive consulting service from Shanghai Xinhao Consulting Management Co., Ltd ("Xinhao Consulting"), a non-controlling interest shareholder of us. The amounts of transactions that we entered into with Xinhao Consulting were approximately nil, RMB0.3 million and RMB1.4 million (US$0.2 million) for the 2024, 2025 and 2026 fiscal years, respectively. We charged service fee for the copyright use of our self-developed book series and purchased printing service for the self-developed book series from East China Normal University Electronic and Audio-visual Publishing House ("ESNU E&A Publishing"), a wholly-owned subsidiary of the non-controlling shareholder of us. For the 2024, 2025 and 2026 fiscal years, we entered into transactions of an aggregate of approximately RMB0.1 million, RMB0.1 million and RMB0.2 million (US$0.03 million), respectively, to purchase services from ESNU E&A Publishing.

Services Provided to Related Parties

We provide services to Shanghai Four Season Online School ("SHFSOS"), which is sponsored by Shanghai Jiaxin Travel Agency ("Jiaxin Travel"), an entity controlled by Mr. Tian Peiqing, Chairman of the Company. We entered into transactions of an aggregate of approximately RMB0.9 million, nil and nil to provide course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, in the 2024, 2025 and 2026 fiscal year, respectively. We also entered into transactions of an aggregate of approximately RMB1.2 million, RMB0.01 million and nil to provide tourism service to Jiaxin Travel, in the 2024, 2025 and 2026 fiscal year, respectively. The amounts of transactions that we entered into with others were approximately RMB0.3 million, RMB0.4 million and RMB0.01 million (US$0.002 million) for the 2024, 2025 and 2026 fiscal years, respectively.

Short-term lease and auxiliary service cost

We purchased rent operation space, school reception, management, and cleaning service from Shanghai Jing’an Dangdai Art Training School ("Dangdai"), an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2024, 2025 and 2026 fiscal years, we entered into transactions of an aggregate of approximately RMB3.0 million, RMB4.3 million and RMB1.2 million (US$0.2 million), respectively, to purchase services from Dangdai. We also purchased rent operation space, school reception, management, and cleaning service from Shanghai Jiading Four Seasons Bole Training School ("Bole"), an entity sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2024, 2025 and 2026 fiscal years, we entered into transactions of an aggregate of approximately RMB1.1, RMB2.8 million and RMB1.3 million (US$0.2 million), respectively, to purchase services from Bole. We also purchased rent operation space, school reception, management, and cleaning service from Shanghai Changning Four Seasons Training School ("Changning FSTS"), Shanghai Minhang Four Seasons Culture Training School ("Minhang FSCS"), Shanghai Xuhui Four Seasons Training School ("Xuhui FSTS"), and Shanghai Pudong New District Four Seasons Educational Training School ("Pudong FSETS"), entities sponsored by Shanghai Jiaxin Travel Agency which is controlled by Mr. Tian Peiqing who is the chairman of us. For the 2024, 2025 and 2026 fiscal years, we entered into transactions of an aggregate of approximately nil, RMB4.0 million and RMB4.7 million (US$0.7 million), respectively, to purchase services from Changning FSTS, Minhang FSCS, Xuhui FSTS and Pudong FSETS.

Loan to Related Party

We provided interest-free, unsecured and due on demand loan to Shanghai Jing’an Dangdai Art Training School (“Dangdai”) of RMB3.8 million, nil and nil in the 2024, 2025 and 2026 fiscal year, respectively. We provided interest-free, unsecured and due on demand loan to other related parties of RMB1.0 million, nil and RMB0.8 million (US$0.1 million) in the 2024, 2025 and 2026 fiscal year, respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 8, 2017 and traded under the symbol “FEDU.” Each ADS represents ten ordinary share as of February 28, 2026.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty that the U.S. Treasury has determined satisfies the requirements of Section 1(h)(11)(C)(i)(II) of the Code (a “Qualified Foreign Corporation”) and certain other conditions are met. A non-United States corporation is treated as a Qualified Foreign Corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a Qualified Foreign Corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended February 28, 2026 and we may be a PFIC for the current taxable year.

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

Passive Foreign Investment Company

Based on the historical market price of our ADSs, the historical composition of our income and assets, we believe that we were a PFIC for our taxable year ended February 28, 2026 and we may be a PFIC for the current taxable year.

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

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. As previously noted, we believe that we were a PFIC for our taxable year ended February 28, 2026 and we may be a PFIC for our current taxable year. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-220951), as amended, including prospectus contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-221179) to register the ADSs and registration statement on Form S-8 (File Number 333-224308) and Form S-8 (File Number 333-288689) to register our securities to be issued under our 2015 Share Incentive Plan, 2017 Share Incentive Plan and 2025 Share Incentive Plan.

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

As of February 28, 2026, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB102.1 million (US$14.9 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on February 28, 2026, would result in a decrease of US$1.5 million in cash and cash equivalents and restricted cash.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were increases of -0.3%, -0.1% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

For the period from the effective date of the registration statement on Form F-1 to February 28, 2026, we have used US$49.3 million of our proceed from the offering, of which US$25.1 million was paid in connection with our dividend paid in 2018 and 2024, US$8.4 million was paid in connection with our share repurchase, US$5.8 million was paid in connection with equity investments, US$3.0 million was used in connection with capital expenditures and US$7.0 million was used for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of February 28, 2026, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, to allow timely decisions regarding required disclosure, due to the presence of the significant deficiency that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2026, using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of February 28, 2026.

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

As discussed in our Annual Report on Form 20-F for the year ended February 28, 2025, our management concluded that there was a material weakness in our internal control over financial reporting, that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

Following the identification of the material weakness, we have taken measures to remediate the material weakness including but not limited to: (a) refining the relevant controls caliber and incorporate enhanced communication and documentation procedures for preparation of financial statements and (b) implementing additional supervision and review activities by qualified personnel and the development and use of checklists to assist in the financial reporting processes. During the fiscal year ended February 28, 2026, we have completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of February 28, 2026, the prior year’s material weakness has been remediated.

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

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	USD	USD	USD
	(in thousands)
Audit fees(1)	422	371	420

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

Governance

Our board of directors is responsible for overseeing cybersecurity risks. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our Director of Technology, and his team, who have many years of experience in the field, are primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Director of Technology reports to our CEO and provides periodic updates to our CEO and the board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

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
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.4

Form of Employment Agreement between the Registrant and its executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.5

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center (currently named as Taicang Four Seasons Education and Training Center), Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.6

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.7

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.8

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.9

English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.10

English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.11

English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.12

English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.13

English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

4.14

English Translation of Supplementary Agreement of Exclusive Service Agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian dated February 28, 2019 (incorporated by reference to Exhibit 4.14 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 25, 2019)

4.15

English Translation of Termination Agreement of Exclusive Service Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on July 2, 2021)

4.16

English Translation of Supplementary Agreement of Exclusive Service Agreement (II) among Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (currently named as Shanghai Fuxi Information Technology Service Co., Ltd.), Shanghai Four Seasons Education Investment Management Co., Ltd. and Mr. Peiqing Tian, dated March 1, 2021 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on July 2, 2021)

4.17

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.17 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.18

English Translation of Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.18 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.19	English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian

and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.19 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)
4.20

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Ms. Suhua Zhu, dated November 1, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.21

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.21 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.22

English Translation of Consent Letter granted by shareholder of Shanghai Four Seasons Education Investment Management Co., Ltd.’s spouse dated November 1, 2021 (incorporated by reference to Exhibit 4.22 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 30, 2022)

4.23

English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021 (incorporated by reference to Exhibit 4.23 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 28, 2023)

4.24

English Translation of Contract for Assignment of State-owned Construction Land Use Right dated September 2, 2021 (incorporated by reference to Exhibit 4.20 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 28, 2023)

4.25

English Translation of Exclusive Service Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.25 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.26

English Translation of Exclusive Call Option Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.26 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.27

English Translation of Exclusive Equity Pledge Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.27 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.28

English Translation of Shareholder Voting Rights Proxy Agreement among Shanghai Fuxi Information Technology Service Co., Ltd., Shanghai Luoliang Network Technology Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated March 6, 2024 (incorporated by reference to Exhibit 4.28 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.29

English Translation of Consent Letter granted by shareholder of Shanghai Luoliang Network Technology Co., Ltd.’s spouse dated March 6, 2024 (incorporated by reference to Exhibit 4.29 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.30

English Translation of Consent Letter granted by shareholder of Shanghai Luoliang Network Technology Co., Ltd.’s spouse dated March 6, 2024 (incorporated by reference to Exhibit 4.30 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.31

English Translation of Agreement on Capital Increase, Share Expansion and Equity Transfer of Shanghai Zihua International Travel Service Co., Ltd., among Shanghai Four Seasons Education Investment Management Co., Ltd., Tao Jingyu and Tao Xingu dated May 29, 2023 (incorporated by reference to Exhibit 4.31 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.32

English Translation of Construction Project Contract of Siji Gongda Comprehensive Practice Education Study Camp Dormitory Project in Qinghua Town of Wuyuan County, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and Huangshan Jishi Construction Engineering Co., Ltd. dated April 26, 2023 (incorporated by reference to Exhibit 4.32 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.33

English Translation of Construction Project Contract of Wuyuan County Siji Qinghua Gongda Comprehensive Practice Education Camp Research Building and Siji Gongda Reception Center Project, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and China Jingye Engineering

Technology Co., Ltd. dated July 1, 2023 (incorporated by reference to Exhibit 4.33 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)
4.34

English Translation of Supplementary Agreement to the Construction Project Contract of Wuyuan County Siji Qinghua Gongda Comprehensive Practice Education Camp Research Building and Siji Gongda Reception Center Project, between Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd. and China Jingye Engineering Technology Co., Ltd. dated January 29, 2024 (incorporated by reference to Exhibit 4.34 from our registration statement on Form 20-F (File No. 001-38264) filed publicly with the SEC on June 27, 2024)

4.35	2025 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8 (File No. 333-288689) filed publicly with the SEC on July 16, 2025)
8.1*	List of major subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220951) filed publicly with the SEC on October 13, 2017)

11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	Certification by the Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Fangda Partners regarding certain PRC law matters
97.1	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Director and Chief Executive Officer

Date: June 17, 2026

[Signature Page to Form 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Four Seasons Education (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”) as of February 28, 2026 and 2025, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended February 28, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

June 17, 2026

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of
		February 28, 2025	February 28, 2026
		RMB	RMB	USD
	Note			(Note 2)
ASSETS
Current assets
Cash and cash equivalents		210,771	136,181	19,858
Restricted cash, current		496	—	—
Accounts receivable, net		2,048	3,176	463
Other receivables, deposits and other assets, net of allowance for credit losses of RMB3,652 and RMB3,784 as of February 28, 2025 and 2026, respectively		24,890	16,394	2,390
Amounts due from related parties, net	14	3,331	1,383	202
Short-term investments	4	13,905	—	—
Short-term investments under fair value	4	37,953	88,256	12,869
Long-term investments under fair value, current	4	3,584	6,952	1,014
Total current assets		296,978	252,342	36,796
Non-current assets
Restricted cash, non-current		128,028	130,363	19,009
Property and equipment, net	5	125,228	120,574	17,582
Operating lease right-of-use assets	15	40,185	40,254	5,870
Intangible assets, net	6	1,434	2,235	326
Goodwill		1,125	1,125	164
Long-term investments, net	7	36,000	45,000	6,562
Long-term investments under fair value, non-current	4	99,571	143,886	20,981
Other non-current assets		2,593	3,718	545
Total non-current assets		434,164	487,155	71,039
TOTAL ASSETS		731,142	739,497	107,835

LIABILITIES (including RMB216,536 and RMB216,568 of the consolidated VIEs without recourse to Four Seasons Education (Cayman) Inc. as of February 28, 2025 and 2026, respectively. See Note 2)
Current liabilities
Accounts payable		3,746	3,014	439
Amounts due to related parties	14	5,256	5,009	730
Accrued expenses and other current liabilities	8	71,888	60,384	8,812
Operating lease liabilities, current	15	7,895	9,539	1,391
Income tax payable		18,859	19,376	2,825
Deferred revenue		27,941	30,134	4,394
Long-term borrowings, current		—	9,000	1,312
Total current liabilities		135,585	136,456	19,903

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

		As of
		February 28, 2025	February 28, 2026
		RMB	RMB	USD
	Note			(Note 2)
Non-current liabilities
Long-term borrowings	9	82,134	81,000	11,811
Operating lease liabilities, non-current	15	8,270	7,259	1,058
Total non-current liabilities		90,404	88,259	12,869
TOTAL LIABILITIES		225,989	224,715	32,772
Commitments and contingencies	16

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 22,600,576 and 22,614,376 shares issued and outstanding as of February 28, 2025 and 2026, respectively)		15	15	2
Additional paid-in capital		747,376	749,105	109,232
Treasury shares (2,363,567 and 2,363,567 shares as of February 28, 2025 and 2026, respectively)	10	(45,115)	(45,115)	(6,579)
Accumulated deficit		(276,538)	(245,751)	(35,835)
Accumulated other comprehensive income		28,873	15,375	2,242
Shareholders’ equity		454,611	473,629	69,062
Non-controlling interests		50,542	41,153	6,001
Total equity		505,153	514,782	75,063
TOTAL LIABILITIES AND EQUITY		731,142	739,497	107,835

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the Years Ended
		February 29,	February 28,	February 28,
		2024	2025	2026
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue
---Revenue from third parties		123,076	250,656	254,430	37,100
---Revenue from related parties		2,369	420	14	2
Total Revenue	2(q)	125,445	251,076	254,444	37,102
Cost of revenue
---Cost of revenue from third parties		(75,442)	(184,716)	(180,795)	(26,363)
---Cost of revenue from related parties		(4,509)	(19,225)	(7,996)	(1,166)
Total Cost of revenue		(79,951)	(203,941)	(188,791)	(27,529)

Gross profit		45,494	47,135	65,653	9,573

General and administrative expenses		(44,337)	(48,849)	(48,420)	(7,060)
Sales and marketing expenses		(6,753)	(14,025)	(10,496)	(1,530)
Impairment loss on long-lived assets		(3,674)	—	—	—

Operating (loss) income		(9,270)	(15,739)	6,737	983
Subsidy income		728	1,413	191	28
Interest income, net		7,235	16,200	6,006	876
Realized gain (loss) in investments		3,207	(3,062)	3,938	574
Unrealized holding gain in investments		3,910	2,022	2,438	356
Other (expense) income, net		(1,434)	(739)	381	55
Investment income	7	—	—	1,224	177
Gains from deregistration of subsidiaries	3	—	—	8,811	1,284
Impairment loss on long-term investments	7	(500)	—	—	—

Income before income taxes		3,876	95	29,726	4,333

Income tax expense	12	(1,101)	(722)	(635)	(93)

Net income (loss)		2,775	(627)	29,091	4,240
Less: Net loss attributable to non-controlling interests		(2,186)	(1,428)	(1,696)	(247)
Net income attributable to Four Seasons Education (Cayman) Inc.		4,961	801	30,787	4,487
Net income per ordinary share:
- Basic	13	0.23	0.04	1.36	0.20
- Diluted	13	0.21	0.04	1.34	0.20

Weighted average shares used in calculating net income per ordinary share:
- Basic	13	21,164,265	21,807,118	22,608,946	22,608,946
- Diluted	13	23,614,631	22,052,836	22,909,120	22,909,120

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
				(Note 2)
Net income (loss)	2,775	(627)	29,091	4,240
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	9,347	3,768	(13,498)	(1,968)
Comprehensive income	12,122	3,141	15,593	2,272
Less: Comprehensive loss attributable to non-controlling interests	(2,186)	(1,428)	(1,696)	(247)
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	14,308	4,569	17,289	2,519

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Four Seasons Education (Cayman) Inc. shareholders' equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at February 28, 2023 in RMB	21,189,215	14	2,912,768	(55,931)	780,191	(282,300)	15,758	457,732	54,158	511,890
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1,125	1,125
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(1,956)	(1,956)
Repurchase of ordinary shares (Note 10)	(25,799)	—	25,799	(159)	—	—	—	(159)	—	(159)
Net income for the year	—	—	—	—	—	4,961	—	4,961	(2,186)	2,775
Share-based compensation	—	—	—	—	3,122	—	—	3,122	—	3,122
Foreign currency translation adjustments	—	—	—	—	—	—	9,347	9,347	—	9,347
Balance at February 29, 2024 in RMB	21,163,416	14	2,938,567	(56,090)	783,313	(277,339)	25,105	475,003	51,141	526,144
Disposal of subsidiaries	—	—	—	—	—	—	—	—	339	339
Reissuance of treasury stock (Note 10)	300,000	—	(300,000)	5,726	(5,726)	—	—	—	—	-
Exercise of share options	1,137,160	1	(275,000)	5,249	1,359	—	—	6,609	—	6,609
Dividend distribution (Note 10)	—	—	—	—	(36,598)	—	—	(36,598)	—	(36,598)
Net loss for the year	—	—	—	—	—	801	—	801	(1,428)	(627)
Share-based compensation	—	—	—	—	5,026	—	—	5,026	—	5,026
Foreign currency translation adjustments	—	—	—	—	—	—	3,768	3,768	—	3,768
Capital contribution from non-controlling shareholders	—	—	—	—	—	—	—	—	490	490
Capital contributions from shareholder	—	—	—	—	2	—	—	2	—	2
Balance at February 28, 2025 in RMB	22,600,576	15	2,363,567	(45,115)	747,376	(276,538)	28,873	454,611	50,542	505,153
Deregistration of subsidiaries	—	—	—	—	—	—	—	—	(8,811)	(8,811)
Return capital to non-controlling shareholder	—	—	—	—	—	—	—	—	(171)	(171)
Exercise of share options	13,800	—	—	—	78	—	—	78	—	78
Net income for the year	—	—	—	—	—	30,787	—	30,787	(1,696)	29,091
Share-based compensation	—	—	—	—	1,651	—	—	1,651	—	1,651
Foreign currency translation adjustments	—	—	—	—	—	—	(13,498)	(13,498)	—	(13,498)
Capital contribution from non-controlling shareholders	—	—	—	—	—	—	—	—	1,289	1,289
Balance at February 28, 2026 in RMB	22,614,376	15	2,363,567	(45,115)	749,105	(245,751)	15,375	473,629	41,153	514,782
Balance at February 28, 2026 in USD (Note 2)	22,614,376	2	2,363,567	(6,579)	109,232	(35,835)	2,242	69,062	6,001	75,063

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net income (loss) for the year	2,775	(627)	29,091	4,240
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	3,122	5,026	1,651	241
Provision for credit losses	—	—	2,235	326
Depreciation of property and equipment	3,735	3,617	6,242	910
Amortization of operating lease right-of-use assets	3,965	7,958	10,995	1,603
(Gain) loss of disposal of property and equipment	(424)	63	(4)	(1)
Loss from property and equipment impairment	3,674	—	—	—
Amortization of intangible assets	618	424	587	86
Loss from long-term investments impairment	500	—	—	—
Fair value changes of investments	(3,910)	(2,022)	(2,438)	(356)
Gains from deregistration of subsidiaries	(2,202)	(394)	(8,811)	(1,284)
Deferred income taxes	26	—	—	—
Changes in operating assets and liabilities and other, net:
Accounts receivable	(289)	1,201	(1,128)	(164)
Amounts due from related parties	2,893	4,452	645	94
Other receivables, deposits and other assets	(7,117)	(10,538)	7,338	1,070
Other non-current assets	(254)	(1,365)	(1,125)	(164)
Changes in operating lease liabilities	(3,167)	(7,123)	(10,430)	(1,521)
Amounts due to related parties	1,090	2,075	182	27
Accounts payables	—	3,746	(732)	(107)
Accrued expenses and other current liabilities	142	2,924	(6,979)	(1,017)
Income tax payable	1,018	670	517	75
Deferred revenue	10,361	9,918	2,193	320
Net cash provided by operating activities	16,556	20,005	30,029	4,378
Cash flows from investing activities
Purchases of property and equipment	(56,616)	(57,250)	(6,252)	(912)
Acquisition of businesses, net of cash acquired	71	—	—	—
Purchases of intangible assets	—	—	(659)	(96)
Payments of long-term investments	(9,000)	—	(9,000)	(1,312)
Purchases of short-term investments	(18,929)	(27,689)	—	—
Purchases of short-term investments under fair value	(103,145)	(34,337)	(553,494)	(80,709)
Purchases of long-term investments under fair value	(93,280)	(85,645)	(140,244)	(20,450)
Proceeds from maturity of investments	351,827	206,955	602,358	87,834
Loans to related parties	(4,763)	—	(800)	(117)
Collection of loans to related party	5,316	481	—	—
Proceeds from sales of property and equipment	—	10	10	1
Net cash provided by (used in) investing activities	71,481	2,525	(108,081)	(15,761)

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continue

(Amounts in thousands, except for share and per share data)

	For the Years Ended
	February 29	February 28	February 28
	2024	2025	2026
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities
Capital contribution from non-controlling shareholders	—	490	1,289	188
Return capital to non-controlling shareholder	—	—	(171)	(25)
Proceeds from related parties loans	1,587	—	—	—
Repayment to related parties loans	(160)	(203)	—	—
Net proceeds from option exercised	—	4,831	78	11
Repurchase of ordinary shares	(159)	—	—	—
Dividends payment	—	(34,887)	—	—
Proceeds from long-term borrowings	40,000	42,134	7,866	1,147
Capital contribution from shareholder	—	2	—	—
Net cash provided by financing activities	41,268	12,367	9,062	1,321

Effect of foreign exchange rate changes	(4,117)	2,152	(3,761)	(546)
Net increase (decrease) in cash and cash equivalents and restricted cash	125,188	37,049	(72,751)	(10,608)
Cash and cash equivalents and restricted cash at beginning of the year	177,058	302,246	339,295	49,475
Cash and cash equivalents and restricted cash at end of the year	302,246	339,295	266,544	38,867
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	180,198	210,771	136,181	19,858
Restricted cash, current	—	496	—	—
Restricted cash, non-current	122,048	128,028	130,363	19,009
Total cash and cash equivalents and restricted cash	302,246	339,295	266,544	38,867
Supplemental disclosure of cash flow information:
Income taxes paid	57	53	226	33
Cash paid for amounts included in measurement of lease liabilities	3,034	7,396	11,128	1,623
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,846	20,908	12,915	1,883
Purchases of long-lived assets in accrued expenses and other current liabilities	3,662	4,396	181	26
Dividends payable offset against receivables from shareholders	—	1,711	—	—
Offset between of due to related parties and other receivables	—	—	429	63
ROU assets disposed as reduction of operating lease liabilities due to lease termination	—	—	1,851	270

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

On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. ("Shanghai Fuxi", or "WFOE") in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment"), Shanghai Luoliang Network Technology Co., Ltd. ("Shanghai Luoliang", previously named as Shanghai Four Seasons Education and Training Co., Ltd.) (the "VIEs") and their subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs.

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

As of February 28, 2026, details of the Company’s major subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as of February 28, 2026	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited ("Four Seasons Hong Kong")	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Information Technology Service Co., Ltd. ("Shanghai Fuxi")	December 29, 2014	Shanghai	100%	Consulting service
Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd. ("Wuyuan Sijijiaozhong")	December 20, 2023	Jiangxi	100%	Consulting service
Variable interest entities:
Shanghai Luoliang Network Technology Co., Ltd. ("Shanghai Luoliang")	March 12, 2014	Shanghai	100%	Education service
Shanghai Four Seasons Education Investment Management Co., Ltd. ("Four Seasons Investment")	March 13, 2007	Shanghai	100%	Investment holding
VIEs' subsidiaries:
Wufeng Siji Xuezhi Education Management Co., Ltd. (“Wufeng Siji Xuezhi”)	October 19, 2021	Hubei	60%	Tourism service
Shanghai Huangpu Fantasy Further Education School ("Fantasy School")	September 1, 2018	Shanghai	51%	Education service
Shanghai Jing'an Four Seasons Intellectual Sports Club ("Four Seasons Intellectual Sports")	June 15, 2018	Shanghai	100%	Education service
Shanghai Zihua International Travel Service Co., Ltd. (“Shanghai Zihua”)	June 1, 2023	Shanghai	55%	Tourism service
Shanghai Xuhui Siji Xuece Education Technology Co., Ltd. (“Shanghai Siji Xuece”)	July 7, 2025	Shanghai	100%	Education service
Shanghai Jing'an Siji Youxue Education Technology Co., Ltd. (“Shanghai Siji Youxue”)	July 14, 2025	Shanghai	100%	Education service
Shanghai Pudong Siji Tian'an Education Technology Co., Ltd. (“Shanghai Siji Tianan”)	August 29, 2025	Shanghai	100%	Education service
(1)
Since May 2024, Wuyuan Siji Gongda was reclassified from the Company’s subsidiary to VIE’s subsidiary due to the shareholder structure change and VIE held 54% equity interest in Wuyuan Siji Gongda after this change.
(2)
Chongqing Jingzhan Technology Training Center Co., Ltd. (“Chongqing Jingzhan”) was deregistered in December 2025. Please refer to Note 3 for details.

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

The following consolidated financial statement balances and amounts of the Company's VIEs and their subsidiaries, were included in the accompanying consolidated financial statements before the elimination of intercompany balances and transactions among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries.

	As of
	February 28,	February 28,
	2025	2026
	RMB	RMB	USD
ASSETS
Total current assets	76,108	103,954	15,158
Total non-current assets	169,436	167,188	24,379
TOTAL ASSETS	245,544	271,142	39,537

LIABILITIES
Accounts payable	3,746	3,014	439
Amounts due to related parties	3,810	3,611	527
Accrued expenses and other current liabilities	68,353	57,118	8,329
Operating lease liabilities, current	6,913	9,072	1,323
Income tax payable	15,966	16,484	2,404
Deferred revenue	27,931	30,129	4,393
Long-term borrowings, current	—	9,000	1,312
Intercompany payable	12,484	28,190	4,111
Total current liabilities	139,203	156,618	22,838
Operating lease liabilities, non-current	7,683	7,140	1,041
Long-term borrowings	82,134	81,000	11,811
Total non-current liabilities	89,817	88,140	12,852
TOTAL LIABILITIES	229,020	244,758	35,690

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
Total revenue	124,568	250,528	259,520	37,842
Operating income (loss)	2,936	(12,245)	10,974	1,600
Net income (loss)	440	(13,745)	17,550	2,559
Net cash provided by operating activities	19,891	20,996	16,976	2,475
Net cash used in investing activities	(2,270)	(56,747)	(56,568)	(8,249)
Net cash (used in) provided by financing activities	(1,194)	29,684	74,502	10,864

The VIEs contributed 99.3%, 99.8% and 99.9% of the Group's consolidated revenue for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. As of February 28, 2025 and 2026, the VIEs accounted for an aggregate of 33.6% and 36.7% respectively, of the audited consolidated total assets, and 95.8% and 96.4% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, short-term investments, short-term investments under fair value and long-term investments under fair value.

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

(d) Business combinations and deconsolidation

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

The Group deconsolidates its subsidiaries or business in accordance with ASC 810 “Consolidation” as of the date the Group ceased to have a controlling financial interest in the subsidiaries.

The Group accounts for the deconsolidation of its subsidiaries or business by recognizing a gain or loss in net income/loss in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

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

The following table presents the impairment charges recorded by the Group for assets measured at fair value on a non-recurring basis for the years ended February 29, 2024, February 28, 2025 and 2026:

	For the Years Ended
	February 29,		February 28,		February 28,
	2024		2025		2026
	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date	Total Impairment Loss	Fair Value As of Impairment Date		Total Impairment Loss
	RMB	RMB	RMB	RMB	RMB	USD	RMB	USD
Property and equipment, net (Note 5)	—	3,674	—	—	—	—	—	—

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, other receivables, deposits and other assets, amounts due from related parties, short-term investments (term deposits), amounts due to related parties, accrued expenses and other current liabilities, operating lease liabilities, income tax payable and deferred revenue are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group believes that its long-term borrowings from bank approximates the fair value based on current yields for debt instruments with similar terms.

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

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income.

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB103,875 and RMB102,112 (US$14,890) as of February 28, 2025 and 2026, respectively.

(h) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenue is denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows from RMB into US dollar as of and for the year ended February 28, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8579, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2026, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, time deposits with original maturities of less than three months when purchased. The carrying value of cash equivalents approximates market value. The Group’s cash and cash equivalents was RMB210,771 and RMB136,181 (US$19,858) as of February 28, 2025 and 2026, respectively.

(j) Allowance for credit losses

The Group has developed a current expected credit loss ("CECL") model based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. The balance of allowance for accounts receivable, other receivables, deposits and other assets and amount due from related parties was RMB3,652 and RMB3,784 (US$552) as of February 28, 2025 and 2026, respectively. Provision for credit losses was nil, nil and RMB2,235(US$326) for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. Balances are written off when determined to be uncollectible.

(k) Restricted cash

The Group's restricted cash - current represent cash in bank which were frozen in relation to a legal case. The Group's restricted cash - non-current represents deposits restricted as to withdrawal or use under government regulations for education institutions and guarantee deposit restricted for long-term borrowings, they were classified as non-current based on when the deposits will be released in accordance with the terms of the respective agreements with the banks and governing authorities. The balance of restricted cash frozen in relation to a legal case was RMB496 and nil as of February 28, 2025 and 2026, respectively; the balance of restricted cash under government regulations was RMB579 and RMB885 (US$129) as of February 28, 2025 and 2026, respectively; and the balance of restricted cash as guarantee deposits for long-term borrowings was RMB127,449 and RMB129,478 (US$18,880) as of February 28, 2025 and 2026, respectively.

(l) Investments

The Group's investments consist of term deposit with original maturities greater than three months, investments under fair value, equity-method investments and equity investments without readily determinable fair value.

Term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will maturity within one year are recorded as short-term investments in the consolidated balance sheets.

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, exchange rate-linked notes, floating rate notes, bonds, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term investments under fair value and long-term investments under fair value in the consolidated balance sheets. Unrealized changes in the fair value of the investments, which are still held by the company as of year ends, are recorded as unrealized holding gain in investments in the consolidated statements of operations. Unrealized holding gain of RMB3,910, RMB2,022 and RMB2,438 (US$356) on fair value changes were recorded in the consolidated statements of operations for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. Realized changes in the fair value of the investments, which are matured during the periods, are recorded as realized gain (loss) in investments. Realized gain of RMB3,207, loss of RMB3,062 and gain of RMB3,938 (US$574) on fair value changes were recorded in the consolidated statements of operations for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

The Group accounts for investment in equity securities that are in-substance common stocks and over which the Group can exercise significant influence but holds no controlling interest under equity method of accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary. The investments were fully impaired in the year ended February 28, 2022.

For equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income (loss) equal to the difference between the carrying value and fair value. As a result of the impairment analysis, the Group record RMB500, nil and nil impairment loss on long-term investments for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

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

(o) Impairment of long-lived assets

The Group evaluates the long-lived assets with determinable useful lives for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. When these events occur, the Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recognized RMB3,674, nil and nil impairment loss of property and equipment during the years ended February 29, 2024, February 28, 2025 and 2026, respectively. The Group did not record any impairment loss on intangible assets during the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combinations and the existing workforce of the acquired businesses.

Goodwill is assessed annually for impairment (February 28 or 29 for the Group), or if indicator noted for goodwill impairment. The Group evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment in accordance with ASC Topic 350. All goodwill generated from acquisitions was allocated to the reporting unit: Tourism services reporting unit as of February 28, 2025 and 2026.

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

Based on the results of goodwill impairment tests, the Group did not record impairment loss on goodwill during the years ended February 29, 2024, February 28, 2025 and 2026.

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

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD

Learning services	65,842	108,047	130,805	19,074
Tourism services	51,880	138,295	118,365	17,260
Learning technology and content solutions	7,978	5,174	5,560	811
Less: Sales tax	255	440	286	43
Total	125,445	251,076	254,444	37,102

Learning services

For learning services, the Group provides enrichment learning services include, among others, calligraphy, art, recitation, bridge, Go, and sudoku. Each contract represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The tuition fees are generally collected in advance and are initially recorded as deferred revenue. There is no variable consideration in the contracts with customers, except that the Group offers certain refunds for the programs for elementary and middle school students. These refunds were offered for any unattended classes to students who decided to withdraw from a course. The Group estimates the refund liability based on historical refund rates on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets, for tuitions collected that are expected to be refunded to the customers in the future. The Group estimated the refund liability of RMB1,039 and RMB840 (US$123) as of February 28, 2025 and 2026, respectively. Revenue from learning services is recognized proportionately as the courses are delivered.

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

Contract balance

The Group classifies contract liabilities as deferred revenue. For the years ended February 29, 2024, February 28, 2025 and 2026, RMB7,269, RMB18,023 and RMB27,941 (US$4,074) of revenue are recognized from the beginning balance of contract liabilities as of March 1, 2023, 2024 and 2025. The contract liabilities were RMB27,941 and RMB30,134 (US$4,394) as of February 28, 2025 and 2026, respectively. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

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

(s) Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of cost of funding payments for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 29, 2024, February 28, 2025 and 2026, the advertising expenses were RMB4,417, RMB7,129 and RMB5,373 (US$783), respectively.

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

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statements of operations. Based on the impairment assessments of the right-of-use assets, there are no impairment loss of operating lease right-of-use assets during the years ended February 29, 2024, February 28, 2025 and 2026.

(v) Government subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB728, RMB1,413 and RMB191 (US$28) for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

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

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

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

(aa) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income (loss) and foreign currency translation adjustments.

(ab) Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares and is calculated by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the vest of nonvested shares or exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

(ae) Recent accounting pronouncements

Newly adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted ASU 2023-09 for its annual period beginning March 1, 2025, on a prospective basis. See Note 12 Income taxes, for further information.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027 either prospectively or retrospectively. Early adoption is permitted. The Group is in the process of evaluating the potential impact of the new standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326). ASU 2025-05 provide a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted. The Group is in the process of evaluating the potential impact of the new standard on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No.2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides further guidance on accounting treatment for government grants. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods either prospectively or retrospectively. Early adoption is permitted. The Group is in the process of evaluating the potential impact of the new standard on its consolidated financial statements and related disclosures.

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

3. BUSINESS COMBINATION AND DECONSOLIDATION

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

Deconsolidation subsidiaries during the year ended February 28, 2026:

During the year ended February 28, 2026, the Group completed the deregistration of Chongqing Jianzhi and some inactive subsidiaries of the consolidated VIEs. The deregistration was undertaken as part of the Group’s corporate restructuring. The VIEs’ subsidiaries had no significant operations, assets, or liabilities at the date of deregistration, and the transaction did not have a material impact on the Group’s consolidated financial statements except for that the Group recognized RMB8,811 of gain from deregistration of subsidiaries due to derecognition of non-controlling interests upon deregistration, which was recorded as “Gains from deregistration of subsidiaries” in consolidated statements of operations.

4. SHORT-TERM INVESTMENT AND INVESTMENTS UNDER FAIR VALUE

Short-term investment includes structured deposits and term deposit with original maturities greater than three months but less than one year, or original maturities greater than one year but will mature within one year.

The investments under fair value pertain to structured products in fund-linked notes, interest rate-linked notes, exchange rate-linked notes, floating rate notes, bonds, etc. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value. The Group measured the investments under fair value on a recurring basis at the end of each reporting period and classified this as level 1 fair value measurements or as level 2 fair value measurements for applicable structured products. Unrealized changes in the fair value of the investments, which are still held by the company as of year ends, are recorded as unrealized holding gain in investments in the consolidated statements of operations. Unrealized holding gain of RMB3,910, RMB2,022 and RMB2,438 (US$356) on fair value changes were recorded in the consolidated statements of operations for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. Realized changes in the fair value of the investments, which are matured during the year, are recorded as realized gain (loss) in investments. Realized gain of RMB3,207, loss of RMB3,062 and gain of RMB3,938 (US$574) on fair value changes were recorded in the consolidated statements of operations for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

Short-term investments as of February 28, 2025 and 2026 were as follows:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Term deposits	13,905	—	—
Total	13,905	—	—

Investments under fair value as of February 28, 2025 and 2026 were as follows:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Short-term investments under fair value	37,953	88,256	12,869
Total	37,953	88,256	12,869

Long-term investments under fair value, current	3,584	6,952	1,014
Long-term investments under fair value, non-current	99,571	143,886	20,981
Total	103,155	150,838	21,995

Short-term investment and investments under fair value measured on a recurring basis or disclosed at fair value as of February 28, 2025 are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	USD	RMB	RMB	RMB
As of February 28, 2025
Short-term investments	13,905	1,909	—	13,905	—
Short-term investments under fair value	37,953	5,211	37,953	—	—
Long-term investments under fair value, current	3,584	492	3,584	—	—
Long-term investments under fair value, non-current	99,571	13,672	34,251	65,320	—

Short-term investment and investments under fair value measured on a recurring basis or disclosed at fair value as of February 28, 2026 are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	USD	RMB	RMB	RMB
As of February 28, 2026
Short-term investments under fair value	88,256	12,869	—	88,256	—
Long-term investments under fair value, current	6,952	1,014	6,952	—	—
Long-term investments under fair value, non-current	143,886	20,981	73,301	70,585	—

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Construction and buildings	116,070	116,456	16,981
Leasehold improvement	8,827	9,671	1,410
Motor vehicles	1,634	1,634	238
Electronic equipment	4,334	4,134	603
Office equipment & furniture	6,787	6,832	996
Construction in progress	471	—	—
Total	138,123	138,727	20,228
Less: accumulated depreciation	12,895	18,153	2,646
Property and equipment, net	125,228	120,574	17,582

The construction and buildings as of February 28, 2025 and 2026, are mainly the study camps in Wuyuan, Jiangxi, which were mainly completed in July 2024 and November 2024.

For the years ended February 29, 2024, February 28, 2025 and 2026, depreciation expenses were RMB3,735, RMB3,617 and RMB6,242 (US$910), respectively.

The Group recorded impairment loss for property and equipment of RMB3,674 ,nil and nil for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. The impairment loss for the year ended February 29, 2024 arose as a result of the plan to cease the operation of several study camps.

6. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Trade name	4,000	4,000	583
Student base and customer relationship	2,200	2,200	321
School cooperation agreements	1,000	1,000	146
Non-compete agreements	440	—	—
Purchased software	442	1,831	267
License	302	302	44
Total	8,384	9,333	1,361
Less: accumulated amortization	6,950	7,098	1,035
Intangible assets, net	1,434	2,235	326

For the years ended February 29, 2024, February 28, 2025 and 2026, amortization expenses were RMB618, RMB424 and RMB587 (US$86), respectively. As of February 28, 2026, estimated amortization expense of the existing intangible assets for each of the next five years ending February 28, 2031 is RMB678, RMB678, RMB478, RMB278, and RMB123.

The Group did not record impairment loss for intangible assets for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

7. LONG-TERM INVESTMENTS, NET

The investments as of February 28, 2025 and 2026 were as follows:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Equity investments without readily determinable fair values:
- Nanjing Chengwei Venture Capital Partnership (Limited Partnership) (“Chengwei”)(1)	36,000	45,000	6,562
Total	36,000	45,000	6,562

(1) In December 2021, February 2022, August 2022, May 2023 and April 2025, the Group paid considerations of RMB4,500, RMB9,000, RMB13,500, RMB9,000 and RMB9,000 to purchase equity interest of Chengwei, and the equity interest held by the Group as of February 28, 2026 was 4.01%. The Group accounted the investment in Chengwei under equity investments without readily determinable fair values method as the Group had no significant influence over the investee and Chengwei had no readily determinable fair value. The Group recorded investment income from Chengwei of nil, nil and RMB1,224 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Payable for funding commitments (1)	45,000	45,000	6,563
Payable for property and equipment purchase	8,177	3,471	507
Accrued employee payroll and welfare benefits	6,089	5,896	861
Other taxes payable (2)	3,897	2,171	318
Refund liabilities	1,039	840	123
Others	7,686	3,006	440
Total	71,888	60,384	8,812

(1) As of February 28, 2025 and 2026, RMB45,000 (US$6,563) has been accrued as marketing expenses, according to the funding commitment with Shanghai East Normal University Education Development Fund for public welfare purpose.

(2) Other taxes payable consists of value added tax payable, withholding individual tax payable other tax payable, and other tax related interest and penalty accrual.

9. LONG-TERM BORROWINGS

Summary of long-term borrowings consisted of the following:

Creditors	Annual Interest Rate	Maturity Date	As of
			February 28, 2025	February 28, 2026
			RMB	RMB	USD
China Merchants Bank (1)	3.25%-3.60%	December 15, 2030	82,134	90,000	13,123

(1) The Company has entered into a facility agreement (the "Facility Agreement") with China Merchants Bank Co., Ltd. Singapore Branch for an uncommitted credit facility up to RMB110 million (in USD equivalent), which will be utilized to provide credit support for a domestic fixed assets loan (the "Loan") of RMB90 million. As of February 28, 2026, the Group has withdrawn RMB90,000 (US$13,123) from the loan in China Merchants Bank Co., Ltd. Shanghai Branch with maturity date in December, 2030, including RMB1,319 (US$191) with an effective interest rate of 3.60%, RMB61,280 (US$8,936) with an effective interest rate of 3.40%, RMB19,535 (US$2,849) with an effective interest rate of 3.35% and RMB7,866 (US$1,147) with an effective interest rate of 3.25%. Loan is uncommitted fully cash backed, with restricted cash amount of RMB129,478 (US$18,880) as of February 28, 2026. For the years ended February 29, 2024, February 28, 2025 and 2026, the Company incurred RMB142, RMB2,155 and RMB2,906 (US$424) in interest expense, of which RMB142, RMB990 and nil was capitalized in Property and equipment, net, respectively.

(2) The Group is requested to make the repayment every half year for the principles from June 25, 2026 to December 15, 2030. For the long-term borrowings as of February 28, 2026, the repayment scheduled agreed by both parties is as following:

		Repayment Amount
Period	Repayment Date	RMB	US$
1	June 25, 2026	2,500	365
2	July 25, 2026	2,000	292
3	December 25, 2026	2,500	365
4	January 25, 2027	2,000	292
5	June 25, 2027	2,500	365
6	July 25, 2027	2,000	292
7	December 25, 2027	2,500	365
8	January 25, 2028	2,000	292
9	June 25, 2028	2,500	365
10	July 25, 2028	2,000	292
11	December 25, 2028	2,500	365
12	January 25, 2029	2,000	292
13	June 25, 2029	2,500	365
14	July 25, 2029	2,000	292
15	December 25, 2029	2,500	365
16	January 25, 2030	2,000	292
17	June 25, 2030	2,500	365
18	July 25, 2030	2,000	292
19	December 15, 2030	49,500	7,210
	Total	90,000	13,123

10. SHAREHOLDER’S EQUITY

Ordinary shares

The Group reissued nil, 300,000 and nil treasury shares to ordinary shares and newly issued nil, 1,137,160 and nil ordinary shares for share options exercise during the years ended February 29, 2024, February 28, 2025 and 2026, respectively. As of February 28, 2025 and 2026, the Group had 500,000,000 shares authorized, 22,600,576 and 22,614,376 shares issued and outstanding, respectively.

Treasury shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. Under the repurchase plan, the Group had repurchased an aggregate of 25,799, nil and nil ordinary shares on the open market for a total cash consideration of RMB159, nil and nil during the years ended February 29, 2024, February 28, 2025 and 2026, which were accounted for as the cost of the treasury shares. The Company reissued nil, 300,000 and nil treasury shares to ordinary shares and using nil, 275,000 and nil treasury shares issued to ordinary shares for options exercise during the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

Dividend distribution

On August 14, 2024, the Group declared a cash dividend of US$0.23 per ordinary share, or US$2.30 per American Depositary Share ("ADS") for 22,303,024 ordinary shares, with the total dividend distribution of RMB36,598.

11. SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026
	RMB	RMB	RMB	USD
General and administrative expenses	2,939	4,892	1,571	229
Sales and marketing expenses	183	134	80	12
Total share-based compensation	3,122	5,026	1,651	241

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

On August 12, 2024, the Company granted 650,000 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB5.52 per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of two or four years. The Company also modified the exercise price to RMB0.58 for a total number of 1,901,790 share options previously granted to independent directors, executive officers and employees. All other terms of the share options granted remain unchanged. The modification resulted in an incremental compensation cost of RMB3,170, which was fully recognized as compensation expenses during the year ended February 28, 2025.

On July 10, 2025, the Company granted 752,400 share options to independent directors, executive officers and employees at the weighted average grant date fair value of RMB3.18 (US$0.46) per share. Options have a ten-year life and vest ratably at each grant date anniversary over a period of two years.

The total intrinsic value of options exercised during the years ended February 29, 2024, February 28, 2025 and 2026 was nil, RMB66, and RMB21 (US$3), respectively.

The Group used the Black-Scholes option pricing model and the following assumptions to estimate the fair value of the options granted and repriced during the year ended February 28, 2025 and 2026 with reference to the closing price of the Company on the measurement dates.

	For the Year Ended	For the Year Ended
	February 28,	February 28,
	2025	2026
Average risk-free rate of interest	3.79% - 3.90%	4.35%
Estimated volatility rate	52% - 61%	45% - 76%
Dividend yield	0%	0%
Life of options	10 years	10 years

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies including the Company itself for the period before valuation date and with similar span as the expected expiration term.

A summary of the aggregate option activity and information regarding options outstanding for the periods presented are as below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(in thousand)	RMB	Years	RMB
Options outstanding on February 29, 2024	3,226	15.66	4.08	—
Granted	650	7.28	9.50
Forfeited	(85)	12.13	5.08
Expired	(25)	14.57	8.33
Exercised	(1,137)	5.95	8.99
Options outstanding on February 28, 2025	2,629	9.25	6.19	131.00
Granted	752	11.18	9.42
Forfeited	(37)	14.03	4.11
Expired	(822)	11.18	0.10
Exercised	(14)	5.49	1.92
Options outstanding on February 28, 2026	2,508	8.58	8.34	1,262.00
Options vested or expected to vest on February 28, 2026	2,508	8.58	8.34	1,262.00
Options exercisable on February 28, 2026	1,256	7.58	7.65	1,194.00

For years ended February 29, 2024, February 28, 2025 and 2026, the Group recognized share-based compensation expense of RMB3,122, RMB5,026 and RMB1,651 (US$241), respectively. As of February 28, 2026, there was RMB3,734 (US$544) in total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over a weighted-average period of 1.98 years.

12. INCOME TAXES

Income tax expenses consist of the following:

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026
	RMB	RMB	RMB	USD
Current income tax expense:
PRC	1,076	722	635	93
Non-PRC	—	—	—	—
Deferred income tax expense:
PRC	25	—	—	—
Non-PRC	—	—	—	—
Total income tax expense	1,101	722	635	93

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Four Seasons Education (Hong Kong) Limited, which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2024, February 28, 2025 and 2026.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended February 29, 2024, February 28, 2025 and 2026, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2 (ae), Recent accounting pronouncements, cash paid for income taxes, during the years ended February 29, 2024, February 28, 2025 and 2026 were as follows:

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026
	RMB	RMB	RMB	USD
PRC	57	53	226	33
Non-PRC	—	—	—	—
Total	57	53	226	33

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carry-forward	10,447	10,985	1,603
Advertising expenses	227	231	34
Lease liability	1,162	1,056	154
Accrued expenses	14,880	14,870	2,168
Depreciation and amortization	4	3	—
Allowance for doubtful accounts	772	874	127
Total deferred tax assets	27,492	28,019	4,086
Valuation allowance	(25,967)	(26,647)	(3,886)
Total deferred tax assets, net of valuation allowance	1,525	1,372	200
Net off against deferred tax liabilities	(1,525)	(1,372)	(200)
Net deferred tax assets	—	—	—

Deferred tax liabilities:
Amortization of intangible assets acquired from acquisition	(350)	(250)	(36)
Right-of-use asset	(1,175)	(1,122)	(164)
Total deferred tax liabilities	(1,525)	(1,372)	(200)
Net off against deferred tax assets	1,525	1,372	200
Net deferred tax liabilities	—	—	—

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

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Balance at the beginning of the year	(35,196)	(25,967)	(3,786)
Provided	(126)	(4,874)	(712)
Written off	9,355	4,194	612
Balance at the end of the year	(25,967)	(26,647)	(3,886)

Total net operating losses carryforwards of the Group’s subsidiaries in PRC are RMB56,365 and RMB69,336 (US$10,110) as of February 28, 2025 and 2026, respectively. As of February 28, 2026, the net operating loss carryforwards from PRC will expire in calendar year 2026 through 2030, if not utilized.

The net operating loss carryforwards of the Group’s subsidiary in Hong Kong are RMB15,190 and nil as of February 28, 2025 and 2026, respectively.

The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB26,647 (US$3,886) had been established as of February 28, 2026, as it is more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As of February 28, 2025 and 2026, the Group had unrecognized tax benefits of RMB18,859 and RMB17,967 (US$2,620). It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Balance at the beginning of the year	(15,313)	(18,859)	(2,750)
Increase related to prior year tax positions	(2,877)	—	—
Decrease related to prior year tax positions	—	892	130
Decrease/ (Increase) related to current year tax positions	(669)	—	—
Balance at the end of the year	(18,859)	(17,967)	(2,620)

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. As of February 28, 2025 and 2026, the Group did not record any penalties related to unrecognized tax benefits.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 28, 2025 and 2026.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group does not recognize deferred tax liabilities on the undistributed earnings of its PRC subsidiaries (including the VIE structure), as management intends to reinvest such earnings indefinitely in the PRC. Under PRC tax law, such earnings may be repatriated in the future via tax-efficient methods (e.g., capital reduction, share buyback, or dividend distribution under applicable exemptions), and the Group expects it would utilize such mechanisms if and when repatriation becomes necessary. This indefinite reinvestment assertion is consistent with the Group’s historical practice and current operational strategy, and no formal feasibility study or tax memo has been prepared — the conclusion is based on a reasonable assessment of applicable tax provisions and management’s intents.

Income (loss) before provision for income taxes is attributable to the following geographic locations for the years ended February 29, 2024, February 28, 2025 and 2026:

	For the Years Ended
	February 29, 2024	February 29, 2025	February 28, 2026
	RMB	RMB	RMB	USD
PRC	4,542	(7,116)	24,485	3,568
Foreign	(666)	7,211	5,241	765
Total income before provision of income taxes	3,876	95	29,726	4,333

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2 (ae), Recent accounting pronouncements, the reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the year ended February 28,2026 was as follows (in thousands, except for percentages):

	For the Year Ended
	February 28, 2026
	RMB	USD	%
Income before income tax	29,726	4,333	100%
PRC statutory income tax rate	25%	25%	25%
Computed income tax expense with PRC statutory income tax rate	7,432	1,084	25%
Domestic tax effects:
Investment loss due to the deregistration of subsidiaries	(1,880)	(275)	(6.3%)
Non-taxable gains from deregistration of subsidiaries	(2,204)	(321)	(7.4%)
Changes in valuation allowance	3,186	464	10.7%
Preferential tax rate	(3,756)	(548)	(12.7%)
True-up on NOL	(702)	(102)	(2.4%)
Other adjustments	(124)	(18)	(0.4%)
Foreign tax effects:
Hong Kong
- Changes in valuation allowances	(2,506)	(365)	(8.4%)
- True-up on HK NOL	3,131	457	10.5%
- Other	322	47	1.1%
Cayman
- Statutory tax rate diﬀerence between Cayman and PRC	(2,266)	(330)	(7.6%)
- Other foreign jurisdictions	2	—	0.0%
Income tax expense	635	93	2.1%

The reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the years ended February 29, 2024 and February 28, 2025 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Years Ended
	February 29,	February 28,
	2024	2025
Income before income tax	3,876	95
PRC statutory income tax rate	25%	25%
Computed income tax expense with PRC statutory income tax rate	969	24
Effect of preferential tax rate	1,589	(24)
Effect of non-taxable income	(1,085)	—
Effect of different tax rates in other jurisdictions	(698)	(2,350)
Effect of changes in tax rates	(581)	2,262
Effect of expired NOL	—	235
Changes in valuation allowance	4,667	(9,228)
Effect of true-up on NOL	(4,574)	403
Effect of deregistration of subsidiaries	—	9,279
Effect of non-deductible expenses	814	121
Income tax expense	1,101	722

For the years ended February 29, 2024, February 28, 2025 and 2026, non-deductible expenses include all non-deductible items for entertainment expenses and others. The true-up on net operating loss is mainly due to true-up on differences between the tax loss on PRC and Hong Kong tax returns and prior year accumulated net operating loss.

13. EARNINGS PER SHARE

Net earnings per share was computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended February 29, 2024 and February 28, 2025 and 2026:

	For the Years Ended
	February 29,	February 25,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
Net income attributable to ordinary shareholders-basic and diluted	4,961	801	30,787	4,487
Weighted average number of ordinary shares outstanding-basic	21,164,265	21,807,118	22,608,946	22,608,946
Weighted average number of ordinary shares outstanding-diluted	23,614,631	22,052,836	22,909,120	22,909,120
Basic - net income per share	0.23	0.04	1.36	0.20
Diluted - net income per share	0.21	0.04	1.34	0.20

For the years ended February 29, 2024, February 28, 2025 and 2026, diluted net income per share does not include share options of 775,635, 2,628,780 and 1,731,801 as their inclusion would be antidilutive.

14. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Four Seasons Online Education (Cayman) Inc.("FSOL")	Equity method investee of the Group
Shanghai Yanjin Information Technology Co., Ltd. ("VIP Sing")	Equity method investee of the Group
Four Seasons Online Education (HK) Inc.("FSOL (HK)")	Equity method investee of the Group
Shanghai Fuxi Network Co., Ltd.("Fuxi Network")	Equity method investee of the Group
Shanghai Jiaxin Travel Agency ("Jiaxin Travel")	Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Jing’an Dangdai Art Training School ("Dangdai")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Huangshan Culture Investment Group Co., Ltd. ("Huangshan Culture")	Non-controlling interest shareholder of VIE's subsidiary
Ju Yiming, Yang Huining, Ma Lichao, Yang Hongguan, Tao Jingyu	Non-controlling interest shareholders of VIE's subsidiaries
Shanghai Four Season Online School ("SHFSOS")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
East China Normal University Electronic and Audio-visual Publishing House ("ESNU E&A Publishing")	Wholly-owned subsidiary of the non-controlling shareholder of the Group
Shanghai Jiading Four Seasons Bole Training School ("Bole")	Entity Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
East China Normal University Publishing House ("ESNU Publishing")	Non-controlling interest shareholders of VIE's subsidiaries
Shanghai Changning Four Seasons Training School ("Changning FSTS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Minhang Four Seasons Culture Training School ("Minhang FSCS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Xinhao Consulting Management Co., Ltd ("Xinhao Consulting")	Non-controlling interest shareholder of the Group
Shanghai Xuhui Four Seasons Training School ("Xuhui FSTS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Shanghai Pudong New District Four Seasons Educational Training School ("Pudong FSETS")	Sponsored by Shanghai Jiaxin Travel Agency, Entity controlled by Tian Peiqing, Chairman of the Group
Jiangxi Wuyuan Tourism Co., Ltd ("Wuyuan Tourism")	Non-controlling interest shareholder of the Group
Yichang Changle Urban Construction Investment and Development Co., LTD (Yichang Changle)	Non-controlling interest shareholders

The Group entered into the following transactions with its related parties:

	For the Years Ended
	February 29	February 28	February 28
	2024	2025	2026
	RMB	RMB	RMB	USD
Services provided to related parties
Jiaxin Travel (1)	1,153	7	—	—
SHFSOS (2)	884	—	—	—
Dangdai (3)	246	413	14	2
ESNU Publishing (4)	56	—	—	—
Bole (5)	30	—	—	—
Total	2,369	420	14	2
Purchases of services provided by related parties
SHFSOS (2)	253	6,593	—	—
ESNU E&A Publishing (4)	146	94	179	26
Xinhao Consulting(6)	—	300	1,360	198
Wuyuan Tourism(7)	—	1,232	796	116
Total	399	8,219	2,335	340
Short-term lease and comprehensive revenue services from related parties
Bole (5)	1,085	2,800	1,300	190
Changning FSTS (8)	—	1,800	2,000	292
Minhang FSCS (8)	—	600	1,100	160
Xuhui FSTS(8)	—	1,600	—	—
Pudong FSETS (8)	—	—	1,600	233
Dangdai (3)	3,025	4,300	1,200	175
Total	4,110	11,100	7,200	1,050
Loan to related parties
Dangdai (9)	3,785	—	—	—
Bole (9)	300	—	—	—
Pudong FSETS (9)	—	—	800	117
Non-controlling interest shareholders of subsidiaries (9)	583	—	—	—
Others (9)	95	—	—	—
Total	4,763	—	800	117

(1) The Group provided tourism service to Jiaxin Travel.

(2) The Group provided course design and development services, digital learning system, student management platform and promotional assistance service to SHFSOS, and charged service fee accordingly. The Group also purchased IT support service from SHFSOS and purchased learning service for the online course from SHFSOS and recognized related cost of revenue.

(3) The Group sold textbooks for the course 'Math point to point' to Shanghai Jing'an Dangdai Art Training School ('Dangdai') and recognized related revenue. The Group also rent operation space from Dangdai, and purchased school reception, management, and cleaning service from Dangdai and recognized related cost of revenue.

(4) The Group charged service fee from ESNU E&A Publishing for the copyright use of the Group's self-developed book series. The Group also purchased printing service for the self-developed book series from ESNU E&A Publishing and recognized related expense.

(5) The Group provided labor outsourcing service to Bole and recognizes related revenue. The Group also rent operation space from Bole, and purchased school reception, management, and cleaning service from Bole and recognized related cost of revenue.

(6) The Group purchased comprehensive consulting service from Xinhao Consulting and recognized related expense.

(7) The Group paid Wuyuan Tourism for the resource usage fee in Wuyuan and recognized related cost of revenue.

(8) The Group rent operation space, and purchased school reception, management, and cleaning service from Changning FSTS, Minhang FSCS and Xuhui FSTS and recognized related cost of revenue.

(9) The Group makes loans to related parties to support their daily operations. The loans are interest-free, unsecured, and due on demand.

The following tables present amounts due from and to related parties as of February 28, 2025 and 2026:

	As of
	February 28,	February 28,
	2025	2026
	RMB	RMB	USD
Amount due from related parties
Pudong FSETS (1)	—	800	117
Dangdai (2)	1,124	—	—
ESNU E&A Publishing (3)	1,625	—	—
Non-controlling interest shareholders of VIE’s subsidiaries (4)	582	583	85
Total	3,331	1,383	202
Amounts due to related parties
FSOL (Cayman) (5)	1,252	1,208	176
Changning FSTS (6)	400	—	—
Minhang FSCS (7)	300	—	—
Xinhao Consulting (8)	300	600	87
Bole (9)	500	—	—
Dangdai (10)	500	—	—
ESNU E&A Publishing (11)	468	—	—
Wuyuan Tourism (12)	1,232	253	37
Non-controlling interest shareholders of VIE's subsidiaries (13)	300	300	44
Yichang Changle (14)	—	2,648	386
Others	4	—	—
Total	5,256	5,009	730

(1) The amount represents the receivable from course design and development services, digital learning system, student management platform and promotional assistance service provided to SHFSOS.

(2) The amount mainly represents the loan lent to Dangdai. The Group recorded a full allowance and write-off of RMB1,090 (US$159) in amount due from Dangdai as it’s determined to be uncollectible in the year ended February 28, 2026.

(3) The amount represents the prepayments for book printing service provided by ESNU E&A Publishing. The Group recorded a full allowance and write-off of RMB1,013 (US$148) in amount due from ESNU E&A Publishing as it’s determined to be uncollectible in the year ended February 28, 2026.

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

(11) The amount represents the advance from ESNU E&A Publishing for copyright use.

(12) The amount represents the Group's payable to Wuyuan Tourism for resource usage fee.

(13) The amount represents the loans from non-controlling interest shareholders, which were non-interest bearing, unsecured, and due on demand.

(14) The amount represents the compensation cost claimed by Yichang Changle for the contract dispute.

15. LEASES

The Group’s operating leases mainly related to offices and learning centers in the PRC. As of February 28, 2025 and February 28, 2026, the Group had no leases that were classified as a financing lease. Total operating lease expenses for the years ended February 29, 2024, February 28, 2025 and 2026 were RMB3,965, RMB7,958 and RMB11,652 (US$1,699), respectively, and was recorded in cost of revenues or operating expenses on the consolidated statements of operations. The short term lease expenses for the years ended February 29, 2024, February 28, 2025 and 2026 were RMB4,547, RMB119 and RMB1,145 (US$167) respectively and was recorded in the consolidated statements of operations. As of February 28, 2026, the Group did not have additional operating leases that have not yet commenced. The Group recorded nil impairment loss for operating lease right-of-use assets for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

Weighted-average remaining lease terms and discount rates are as follows:

	As of
	February 28,	February 28,
	2025	2026
Weighted average remaining lease term (years)	2.19	2.20
Weighted average discount rate	4.2%	4.1%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended February 28 or 29:

Year ending of February 28 or 29:	RMB	USD
2027	10,057	1,466
2028	4,946	721
2029	1,962	286
2030	586	85
2031	100	15
Thereafter	—	—
Total minimum lease payments	17,651	2,573
Less: amount representing interest	853	124
Present value of minimum lease payments	16,798	2,449

16. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

As of February 28, 2026, the Group had no material off-balance sheet arrangements or capital commitments.

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

The Group evaluates its concentrations of the continuing operations are as follows:

(a) Major customers:

For the years ended February 29, 2024, February 28, 2025 and 2026, no customers accounted for 10% or more of total revenues.

As of February 28, 2025 and 2026, the customers who accounted for 10% or more of accounts receivable are presented as follows:

	As of
	February 28,		February 28,
	2025		2026
	RMB	%	RMB	USD	%
Customer A	*	*	611	89	20%
Customer B	*	*	457	67	14%
Customer C	*	*	386	56	12%
Customer D	438	22%	*	*	*
Customer E	274	13%	*	*	*
Total	712	35%	1,454	212	46%

*Represented the percentage below 10%

(b)Major suppliers:

For the years ended February 29, 2024, February 28, 2025 and 2026, the suppliers who accounted for 10% or more of total cost of revenues are presented as follows:

	For the Years Ended
	February 29,		February 28,		February 28,
	2024		2025		2026
	RMB	%	RMB	%	RMB	USD	%
Supplier G	—	—	33,845	17%	33,694	4,913	18%
Total	—	—	33,845	17%	33,694	4,913	18%

*Represented the percentage below 10%

As of February 28, 2025 and 2026, the suppliers who accounted for 10% or more of accounts payable are presented as follows:

	As of
	February 28,		February 28,
	2025		2026
	RMB	%	RMB	USD	%
Supplier G	2,136	57%	945	138	31%
Supplier H	796	21%	*	*	*
Supplier I	—	—	844	123	28%
Total	2,932	78%	1,789	261	59%

*Represented the percentage below 10%

18. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group's chief operating decision maker, is comprised of the Chairman and CEO. For the years ended February 29, 2024, February 28, 2025 and 2026, there are three operating segments identified including learning services, tourism services and others.

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

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
				(Note 2)
Revenue
---Learning services	65,842	108,047	130,805	19,074
---Tourism services	51,880	138,295	118,365	17,260
---Others	7,723	4,734	5,274	768
Total revenue	125,445	251,076	254,444	37,102
Cost of revenue
---Learning services	(25,703)	(62,279)	(67,354)	(9,821)
---Tourism services	(48,189)	(137,725)	(117,626)	(17,152)
---Others	(6,059)	(3,937)	(3,811)	(556)
Total cost of revenue(1)	(79,951)	(203,941)	(188,791)	(27,529)
Reconciliation of profit or loss
General and administrative expenses	(44,337)	(48,849)	(48,420)	(7,060)
Sales and marketing expenses	(6,753)	(14,025)	(10,496)	(1,530)
Impairment loss on other long-lived assets	(3,674)	—	—	—
Operating loss	(9,270)	(15,739)	6,737	983
Subsidy income	728	1,413	191	28
Interest income, net	7,235	16,200	6,006	876
Realized gain (loss) in investments	3,207	(3,062)	3,938	574
Unrealized holding gain in investments	3,910	2,022	2,438	356
Other (expense) income, net	(1,434)	(739)	381	55
Investment income	—	—	1,224	177
Gains from deregistration of subsidiaries	—	—	8,811	1,284
Impairment loss on long-term investments	(500)	—	—	—
Income before income taxes	3,876	95	29,726	4,333

(1) A summary of depreciation and amortization expenses recorded in cost of revenue for the years presented is as follows:

	For the Years Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
				(Note 2)
Depreciation and amortization expenses
---Learning services	62	165	688	100
---Tourism services	2,059	1,959	4,755	693
---Others	46	37	182	27

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB4,416, RMB6,692 and RMB7,127 (US$1,039) for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

.

20. RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 28, 2025 and 2026, the total of restricted net assets were RMB133,195 and RMB93,246 (US$13,597), respectively.

21. SUBSEQUENT EVENT

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, there were no subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

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

a. Condensed Balance Sheets

	As of
	February 28, 2025	February 28, 2026
	RMB	RMB	USD
Current assets
Cash and cash equivalents	102,743	15,357	2,239
Short-term investments under fair value	37,953	70,256	10,245
Long-term investments under fair value, current	3,584	6,952	1,014
Amounts due from subsidiaries and consolidated VIEs	1,460	1,409	205
Other current assets	2,858	1,092	160
Total current assets	148,598	95,066	13,863
Non-current assets
Restricted cash	127,449	130,363	19,009
Long-term investments under fair value, non-current	99,571	143,886	20,981
Investments in subsidiaries and consolidated VIEs	117,724	137,974	20,119
Total non-current assets	344,744	412,223	60,109
Total assets	493,342	507,289	73,972
Accrued expenses and other current liabilities	1,043	653	96
Amounts due to subsidiaries and consolidated VIEs	36,432	31,799	4,637
Other liabilities	1,256	1,208	177
Total liabilities	38,731	33,660	4,910
Ordinary Shares (US$0.0001 par value; 500,000,000 shares authorized, 22,600,576 and 22,614,376 shares issued and outstanding as of February 28, 2025 and 2026, respectively)	15	15	2
Additional paid-in capital	747,376	749,105	109,232
Treasury shares (2,363,567 and 2,363,567 shares as of February 28, 2025 and 2026, respectively)	(45,115)	(45,115)	(6,579)
Accumulated deficit	(276,538)	(245,751)	(35,835)
Accumulated other comprehensive income	28,873	15,375	2,242
Total equity	454,611	473,629	69,062
Total liabilities and equity	493,342	507,289	73,972

b. Condensed Statements of Operations and Comprehensive Income

	For the Year Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
Operating expenses	(6,085)	(2,209)	(4,822)	(703)
Interest income, net	6,518	15,712	7,535	1,099
Realized gain (loss) in investments	3,207	(3,062)	3,938	574
Unrealized holding gain in investments	3,910	2,022	2,438	356
Other income (expenses), net	8	62	(15)	(2)
(Loss) income from investments in subsidiaries, VIEs and VIEs’ subsidiaries	(2,597)	(11,724)	21,713	3,163
Income before income taxes	4,961	801	30,787	4,487
Income tax (expense) benefit	—	—	—	—
Net income	4,961	801	30,787	4,487
Foreign currency translation adjustments	9,347	3,768	(13,498)	(1,968)
Comprehensive income	14,308	4,569	17,289	2,519

c. Condensed Statements of Cash Flows

	For the Year Ended
	February 29,	February 28,	February 28,
	2024	2025	2026
	RMB	RMB	RMB	USD
Net cash provided by operating activities	931	8,955	9,058	1,321
Purchases of short-term investments under fair value	(103,145)	(34,337)	(71,494)	(10,425)
Purchases of long-term investments under fair value	(93,280)	(85,645)	(140,244)	(20,450)
Proceeds from maturity of investments	327,495	174,123	125,275	18,267
Investments in consolidated subsidiaries	—	—	(3,484)	(508)
Net cash provided by (used in) investing activities	131,070	54,141	(89,947)	(13,116)
Proceeds from related parties loans	1,287	—	—	—
Repayment to related parties loans	1	—	—	—
Repurchase of ordinary shares	(159)	—	—	—
Net proceeds from option exercised	—	4,831	78	11
Dividends payment	—	(34,887)	—	—
Net cash provided by (used in) financing activities	1,129	(30,056)	78	11
Effect of exchange rate changes	(4,117)	2,152	(3,661)	(534)
Net increase (decrease) in cash and cash equivalents and restricted cash	129,013	35,192	(84,472)	(12,318)
Cash and cash equivalents and restricted cash at beginning of the year	65,987	195,000	230,192	33,566
Cash and cash equivalents and restricted cash at end of the year	195,000	230,192	145,720	21,248

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	73,528	102,743	15,357	2,239
Restricted cash, non-current	121,472	127,449	130,363	19,009
Total cash and cash equivalents and restricted cash	195,000	230,192	145,720	21,248

Supplemental disclosure of cash flow information:
Dividends payable offset against receivables from shareholders	—	1,711	—	—